Filed pursuant to Rule 424(b)(4)
Registration Nos. 333-293410

54,987,214 American Depositary Shares

PayPay Corporation

Representing 54,987,214 Shares of Common Stock

This is an initial public offering of American depositary shares, or ADSs, representing common shares of PayPay Corporation.

We are offering 31,054,254 ADSs and the selling shareholder identified in this prospectus is offering 23,932,960 ADSs. Each ADS represents one common share, no par value. We will not receive any proceeds from the sale of ADSs by the selling shareholder.

The initial public offering price per ADS is US$16.00.

Prior to this offering, there has been no public market for the ADSs or our shares. We have been approved to list the ADSs on the Nasdaq Global Select Market, or Nasdaq, under the symbol “PAYP.”

Qatar Holding LLC, Visa International Service Association and Abu Dhabi Investment Authority (collectively, the “Cornerstone Investors”) have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $220 million of the ADSs offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, the Cornerstone Investors may determine to purchase more, fewer, or no ADSs in this offering, or the underwriters may determine to sell more, less or no ADSs to the Cornerstone Investors. The underwriters will receive the same underwriting discount on any ADSs purchased by the Cornerstone Investors as they will from the other ADSs sold to the public in this offering.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 25 for additional information and factors you should consider before buying the ADSs.

PRICE US$16.00 PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$16.00	US$879,795,424

Underwriting discounts and commissions(1)	US$0.60	US$32,992,328

Proceeds, before expenses, to the selling shareholder(2)	US$15.40	US$368,567,584

Proceeds, before expenses, to us(2)	US$15.40	US$478,235,512

(1)	For additional information on underwriting compensation, see “Underwriting.”
(2)	Assumes no exercise of the underwriters’ option to purchase additional ADSs.

We have granted the underwriters an option to purchase up to an aggregate of 8,248,081 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions, for 30 days after the date of this prospectus to cover over-allotments, if any.

Upon the completion of this offering, 668,625,454 common shares will be issued and outstanding. Entities ultimately controlled by SoftBank Group Corp. will beneficially own common shares representing in the aggregate 91.78% of the voting power of our total issued and outstanding shares immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, we expect we will be a “controlled company” within the meaning of applicable rules of Nasdaq. Under the applicable Nasdaq rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. If we rely on these exemptions, our shareholders or the ADS holders will not have the same protections afforded to stockholders of companies that are subject to such requirements. See “Prospectus Summary—Implications of Being a Controlled Company.”

The underwriters expect to deliver the ADSs against payment in U.S. dollar in New York, New York on or about March 13, 2026.

(in alphabetical order)

Goldman Sachs & Co. LLC	J.P. Morgan	Mizuho	Morgan Stanley

Citigroup	Jefferies	BofA Securities	Societe Generale	Wolfe | Nomura Alliance

Cantor	Credit Agricole CIB	Daiwa Capital Markets	Deutsche Bank Securities	Natixis	SMBC Nikko

ING	Barclays	IMI – Intesa Sanpaolo	Santander

Prospectus dated March 11, 2026

PayPay – Japan's Leading **Digital Finance** Platform

Payments

Code-Based Payment
PayPay Balance and PayPay Credit for easy payment directly from smartphones

Credit Card Payment
Physical PayPay Card to make payments in more situations

Bills and Taxes
Pay for bills easily through the PayPay app

Investing

Simple Investments
Suitable for beginner investors

Point Investment
Make investments with earned PayPay Points

Daily Life

P2P Money Transfer
Smoothly send money and split bills with friends

Shopping and Food Delivery
Direct access to online services tied to PayPay

Banking

PayPay Bank Account
High interest deposit accounts to save and spend

Loans
Simple application for card, home, and other loans

PayPay
Payment Method
PayPay Balance
Tap
Scan
Send
Points
History
Topup
For You
Favorites
Coupon
Bills/Taxes
Stamp Card
Shopping
Points Invested
238,000 pt
Available Card Amount
2,980,000 yen
PayPay Balance
63,000 yen
PayPay Card
Invest/NISA
Paycheck
Pay
Home
Deals

PayPay

User Offering

Offline Code-Based Payment

P2P Money Transfer

PayPay
PayPay

Send to Kaori
500yen
Thank you so much!
Amount to Send
200 yen
PayPay Money
Available amount: 63,000 yen
200 yen
PayPay Money Lite
Available amount: 0 yen
0 yen
Schedule Recurring Transfer

Japan Electric
2025/7/7 9:41
20,000 yen
Payment Completed
Payment of the updated amount complete.
Please check the difference with the amount listed
on your payment slip.
Check details
PayPay STEP
Register to PayPay Credit

ABC Books
Pay with PayPay
1,500 yen
Pay

Bill Payment

Online Payment

User Offering

Credit Card Payment

PayPay Points

Pay with Balance
01:29
Available Amount
63,000 yen
PayPay Balance
63,000 yen
PayPay Points
Auto-add enabled
Pending Points
10 pt (to be awarded 8/7)
Coupon applied

PayPay Bank
Suzume 002-1234567
JPY Savings Account
1,000,000 yen
USD Savings Account
1,000,000 yen
Transact >
6734.40 USD
Deposit Revolution
See More >
Interest Rates
Get more deals >
2.0%
0.3%
Total amount earned so far
6,200 yen/pt
Breakdown
1,200 yen
5,000 pt
Receive Interest/Points
Points
Change
This Month's Free ATM Benefits
See More >
1 free deposit | 1 free withdrawal
Statement History
See More >

PayPay Bank

PayPay Securities
3,370,000 yen

PayPay Securities

Merchant Offering

Code-Based Payment in Store

Payment Terminal

Menu
Applications
CARD
Credit
UnionPay
E-money
QR
Transaction history
Other menu

Factoring Setting
Set Amount
Confirm
1. Factoring Amount
200,00 yen
2. Percentage to be settled from sales
You can choose the percentage to be applied to the funding reimbursement.
5%
Completed in 8 months
10%
Completed in 4 months
20%
Completed in 2 months
Slow
Fast
Total settlement amount to PayPay (factoring amount + usage fee)
Total 220,000 yen
Usage Fee 20,000 yen (166 yen per day)
Open Simulation

Merchant Financing

Marketing Solutions

PayPay at a Glance

Code-Based Payment Market Share in Japan[1]

By CY2024 GMV

64%

P2P Transactions Share in Code-Based Payment[2]

CY2024

96%

9:41
PayPay Cafe
500 yen
Payment Completed
Check Details
Pending Points
PayPay STEP

Smartphone Users in Japan[3]

As of January 1, 2025

Registered Users

75% of smartphone users as of December 31, 2025

Monthly Transacting Users

55% of registered users as of December 2025

96M
72M
40M

1 in 5

Cashless payments in Japan is made with PayPay[4]

CY2024

1. See chart entitled "Code-based Payment Market Share in Japan by GMV (CY2024)" in "Business—Our Presence and Track Record" for further details.
2. See chart entitled "No.1 Position in P2P Money Transfers Has Enabled Network Effect to Drive Further GMV Growth" in "Business—Our Presence and Track Record" for further details.
3. See chart entitled "Reached 75% of Smartphone Users in Japan" in "Business—Our Presence and Track Record" for further details.
4. See "Business—Market Opportunity" for further details.

Achieved $100B GMV
on an annual basis in just 6 years since service launch

U.S. dollar equivalents assume a flat rate of 150 yen against 1 U.S. dollar.

GMV
¥15.7T
$104.7B
FY2024
Revenue
¥299.1B
$1.9B
FY2024
¥1.3T
$8.7B
FY2019
¥201.2B
$1.3B
FY2022

Until April 5, 2026 (the 25th day after the date of this prospectus), all dealers that effect transactions in these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

We, the selling shareholder and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, the selling shareholder nor the underwriters take responsibility for any other information others may give you. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we, the selling shareholder nor the underwriters have done anything that would permit an offering of the ADSs or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

i

Dear Investors,

I took the helm of PayPay on its founding day in 2018.

First and foremost, I want to express my sincere gratitude to all of our stakeholders. Your support has been instrumental not only to PayPay's business growth, but also to our own development as a team.

PayPay is, at its core, a user-first company. We believe that focusing on winning the broad support of our users empowers us to challenge old standards and redefine them into cornerstones of a more prosperous future for the users of today. With this in mind, I would like to share our perspective on some of the key questions that have defined our journey so far.

01 Who is PayPay?

We are a technology-driven platformer dedicated to transforming society for the better. Today, our focus is on payments and financial services, where we are unlocking the convenience of the digital wallet. Tomorrow, we look toward developing a robust mobile payments user base as we pursue our evolution into a digital finance platform.

02 What does it take to remain a leading platformer?

We must continuously provide value to our users to become an integral part of their lives, as present as air and as essential as water. To this end, we are relentlessly focused on the KPIs that matter, constantly refining our approach and striving for improvement every single day.

03 What is important to PayPay's business expansion?

To evolve while achieving scale, delivering both with speed and excellence. We are aware of the formidable challenge in executing these goals concurrently. But we believe it is the only way to deliver true value to our users, merchants, and shareholders, and we are confident that our commitment to this pursuit will drive both growth and strong profitability.

04 How do you view the competitive landscape, now, and in the future?

On our journey to become a platformer, we view the greatest and most prominent presence on our path as cash. Although our peers may change in response to our evolution, cash will be our primary competitor for the foreseeable future. This is because we believe that only large and strong opponents deserve to be called a competitor.

Receiving a return by creating and delivering value that cash cannot provide—this innovative activity is the principal source of PayPay's corporate value. Looking ahead, we see payments and finance becoming ever more integrated into daily life.

By continuously enhancing this experience and integrating it into people's everyday lives, PayPay's opportunities for growth and profitability are boundless.

05 How did we get here?

Great business opportunities exist in the solving of everyday inconveniences. While the opportunity to bring digital convenience to a cash-based society has long been apparent, many argued, even today, that widespread change was impossible, pointing to slow adoption and obstacles. We are fortunate and grateful for our ability to invest significant resources at precisely the right time to take on this challenge, as well the support, advice, and cooperation we have received from our partners on our journey; by harnessing technology with data as our raw material, we have at last reached the starting line of the capital markets.

I would like to close by admitting a simple conviction that once people experience true convenience, they never go back.

I promise to continue our pursuit of convenience, where today is better than yesterday, and to build a greater tomorrow.

PayPay

On behalf of PayPay,

Ichiro Nakayama

President, Representative Director,
CEO and Corporate Officer

PRESENTATION OF FINANCIAL INFORMATION AND CONVENTIONS THAT APPLY TO THIS PROSPECTUS

In this prospectus, terms such as “we,” “us,” “our,” “the Company” and “the Group” refer to PayPay Corporation and its consolidated subsidiaries or, if the context so requires, PayPay Corporation on a non-consolidated basis.

In this prospectus, “SoftBank Group companies” refer to companies other than us or our consolidated subsidiaries whose ultimate parent is SoftBank Group Corp., including, but not limited to our four current shareholders (B Holdings Corporation, SVF II Piranha (DE) LLC, SoftBank Corp. and LY Corporation), Yahoo Japan Corporation and LINE Corporation (prior to their merger to form LY Corporation), PayPay Insurance Service Corporation (a wholly-owned subsidiary of LY Corporation) and PayPay SC Corporation, which is also an equity-method affiliate of ours.

In this prospectus, references to “U.S. dollars,” “USD” and “$” refer to the lawful currency of the United States and those to “yen,” “JPY” and “¥” refer to the lawful currency of Japan.

In this prospectus, where information is presented in thousands, millions or billions of yen or U.S. dollars, as the case may be, amounts of less than one thousand, one million or one billion, as the case may be, have been rounded unless otherwise specified. In this prospectus, where information is presented as percentages, amounts less than one-tenth of one percent or one-hundredth of one percent, as the case may be, have been rounded unless otherwise specified. Accordingly, the totals of columns of figures presented in tables in this prospectus may not be equal to the totals of the individual items.

Our consolidated financial statements included elsewhere in this prospectus consist of our audited financial statements as of March 31, 2024 and 2025 and for the years ended March 31, 2023, 2024 and 2025, and our unaudited condensed consolidated financial statements as of December 31, 2025 and for the nine months ended December 31, 2024 and 2025, which have each been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, or IFRS. Unless otherwise indicated, all financial information included in this prospectus is presented using IFRS, which differs from accounting principles generally accepted in Japan, or Japanese GAAP, and from accounting principles generally accepted in the United States, or U.S. GAAP.

On April 1, 2025 and April 11, 2025, we acquired shares of PayPay Securities Corporation and PayPay Bank Corporation, respectively, which had been under the common control of SoftBank Group Corp., and made them subsidiaries of ours. The acquisitions of shares of PayPay Securities Corporation and PayPay Bank Corporation were accounted for under the pooling of interest method as business combinations under common control. As a result, the Group’s consolidated statements of financial position as of April 1, 2023 and March 31, 2024, consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended March 31, 2023 and 2024 were retrospectively adjusted for the consolidation of the financial statements of PayPay Securities Corporation, PayPay Bank Corporation and their respective subsidiaries from April 1, 2022.

On November 15, 2025, we effected a stock split of one share into 200 shares (the “Stock Split”). The Stock Split did not affect total equity or the proportional interests of the shareholders. Unless otherwise indicated, all numbers of shares underlying stock options, the corresponding exercise prices and fair value of those stock options, and other per-share calculations presented in this prospectus have been retroactively adjusted to reflect the Stock Split.

iv

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the ADSs. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision.

Who We Are

As Japan’s leading financial technology company, we are dedicated to our goal of becoming a digital finance platform for all. We strive to empower the everyday lives of users and businesses by transforming their smartphones into a comprehensive, easy-to-use, and accessible financial platform that centralizes and simplifies numerous daily activities for ultimate convenience. Through a seamless ecosystem of payment, financial and everyday services, we have served as a game-changer in driving the shift to a cashless and digitally empowered economy. Through continued innovation, we aim to redefine how millions of individuals and businesses in Japan engage with finance throughout their daily activities.

We operate a highly scalable and integrated digital finance platform that serves as an all-in-one solution for users and merchants, built on a robust two-sided network connecting tens of millions of users and millions of merchants. Our platform facilitates a shared ecosystem across payments and financial services. As a clear leader in Japan’s cashless payment market, we offer one of the most comprehensive and versatile service suites in the market, spanning daily payments, banking, credit, investments, and beyond.

Our story started with our code-based cashless payments solution. We launched this service in October 2018 and it rapidly expanded to become a nation-wide leading cashless payments ecosystem that had approximately 72 million PayPay registered users as of December 31, 2025, representing a penetration of 75% among 96 million smartphone users in Japan1. With the acquisition of PayPay Card Corporation in October 2022, our platform evolved to a next-generation payments ecosystem, seamlessly integrating our code-based payment and credit card payment services through our PayPay app. We recorded Payment Segment GMV of ¥15.39 trillion based on transactions processed through our products, PayPay Balance, PayPay Credit and PayPay Card, for the year ended March 31, 2025, and we have consistently achieved over 20% annual GMV growth since the fiscal year ended March 31, 2019. Our payment service is deeply integrated in the daily lives of our users, supporting a broad range of transaction scenarios and thereby driving high user engagement. In addition, we have supported merchants through promotional tools such as PayPay Coupons, PayPay Stamp Cards and PayPay Funding solutions designed to enhance retail productivity.

We further expanded our platform to core financial services. We acquired majority voting rights in PayPay Bank Corporation and PayPay Securities Corporation in April 2025, gaining comprehensive capabilities to provide a broad range of financial services offerings, to become a convenient one-stop financial portal destination for all users. Our offerings include internet banking and lending services through PayPay Bank Corporation and smartphone-based securities brokerage and investment services through PayPay Securities Corporation along with additional value-added services for our users.

[1]

As of January 1, 2025. Calculated by using 80.5% from the Ministry of Internal Affairs and Communications’ “2024 Survey on Communication Usage Trends (announced May 30, 2025),” Materials 2 “Mobile Device Ownership (Individual)” and “Smartphone Ownership (Individual),” applied to the Japanese population aged five and over as of January 1, 2025, from the Ministry of Internal Affairs and Communications and Statistics Bureau’s “Population Estimates (final figures as of January 2025 (Reiwa 6)).”

Overview

We offer a digital finance platform with services that range from easy-to-use payments services to a full-suite of financial services, designed to simplify and enrich the everyday lives of consumers and businesses in Japan. Payments services contribute to broad-based user engagement through transaction frequency, while financial services deepen and accelerate user engagement through cross-selling and long-term product relationships. Together, they function as mutually reinforcing pillars of our ecosystem and form the foundation of our user engagement strategy.

Payment business. Our payment business is anchored by PayPay, Japan’s leading code-based mobile payment platform, and PayPay Card, our integrated credit card service. Since its launch in 2018, PayPay has become one of the most widely used digital wallets in Japan, with approximately 72 million PayPay registered users as of December 31, 2025, and approximately 40 million MTUs during December 2025. PayPay allows users to make fast, secure payments by simply scanning a code with their smartphone, while offering merchants a low-cost, easy-to-adopt digital payment solution. Our users can charge their PayPay Balance via several methods and make payments from that pre-loaded balance or utilize PayPay Credit to leverage credit extended to them by PayPay, if approved for PayPay Card credit. PayPay Card Corporation, through its more traditional credit card offerings, also offers revolving credit, cash advances, and installment plans for eligible card holders. PayPay Card had 16.0 million active cards issued as of December 31, 2025. Together, we recorded Payment Segment GMV of ¥15.39 trillion based on transactions processed through PayPay Balance, PayPay Credit and PayPay Card for the year ended March 31, 2025, reinforcing our dominant position in Japan’s code-based payments market. These services support a broad range of daily transactions—both offline and online—and form the foundation of our efforts to further deepen user engagement and expand monetization across our ecosystem.

Financial service business. Our financial service business, anchored by PayPay Bank Corporation and PayPay Securities Corporation, complements our payment platform by offering seamless, app-based banking and investing services. PayPay Bank services are integrated into the PayPay ecosystem and, as of December 31, 2025, had 9.7 million accounts with a total of ¥2,281.9 billion in deposits and ¥1,098.3 billion in loan balances, including card loans, business loans and mortgages. PayPay Securities Corporation, with its standalone app in addition to also being embedded in the PayPay app, reached 1.54 million brokerage accounts as of December 31, 2025, and serves a broad base of primarily first-time investors through user-friendly features. Our strategy in financial services is to further deepen integration with PayPay—recently exemplified by PayPay acquiring majority stakes in both PayPay Bank Corporation and PayPay Securities Corporation in April 2025—to create a unified digital finance platform where users can effortlessly manage spending, saving, borrowing and investing all within a single mobile experience.

As we have expanded the use cases and frequency of payment transactions, our payment business has not only scaled with user growth, but also contributed meaningfully to overall profitability. In parallel, we have expanded our revenue mix by deepening financial engagement with existing users, leveraging cross-selling between our payment and financial service businesses to increase average revenue per user and improve platform monetization. This deliberate expansion of revenue streams alongside our product ecosystem has enabled us to simultaneously grow revenue and expand margins, which we believe is unique and differentiating across the broader global fintech landscape.

As we expand our service offerings and grow our business, it is important to continue maintaining constructive and transparent relationships with the regulatory authorities that supervise our business. The scope and pace of our license acquisitions underscore the depth of our regulatory engagement and serve as further validation of our role in advancing national policy objectives, particularly the Japanese government’s goal of accelerating adoption of digital and cashless payments across the broader Japanese population. To date, we have expanded our business steadily and strategically through the acquisition of a comprehensive set of regulatory licenses, reflecting both our long-term commitment to compliance and the government’s support for Japan’s transition to a more digital and fintech-enabled financial ecosystem. We have obtained 13 licenses across payment and financial business domains, including licenses for banking, securities brokerage, credit card operations and funds transfer, enabling us to offer a broad range of regulated financial services directly through our platform.

As a result, for the year ended March 31, 2025, we generated total revenue of ¥299.1 billion, representing a two-year CAGR of 22%, and operating profit of ¥35.5 billion (representing a 12% operating profit margin). We transitioned from loss to profitability over the past three fiscal years, achieving profit for the year of ¥39.2 billion (representing a profit for the year margin of 13%) and Adjusted EBITDA of ¥58.7 billion (representing an Adjusted EBITDA Margin of 20%) for the year ended March 31, 2025. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for a discussion of Adjusted EBITDA and Adjusted EBITDA Margin, and a reconciliation of these figures from profit (loss) for the year. These results illustrate our strong operating leverage and the scalability of our platform as monetization accelerates. As of December 31, 2025, borrowings on our consolidated statement of financial position were ¥568,309 million (including ¥351,325 million of borrowings in the Payment segment mainly related to PayPay Card Corporation’s credit card business operations).

Our Presence and Track Record

Japan has historically been a cash-centric economy, with cash comprising approximately ¥182 trillion of domestic household final consumption payment out of ¥247 trillion (or 70.2%) in 2018 calculated based on statistics released by the Ministry of Economy, Trade and Industry, or the METI, on March 31, 2025, and METI’s revised calculation of Japan’s cashless penetration rate as of January 1, 2026 driven in part by structural factors such as high merchant onboarding costs and high transaction fees that limited the adoption of digital payments. Additionally, it reported that the ratio of cashless payments in Japan reached 51.7%2 in 2024, based on statistics released on December 19, 2025.

To address the abovementioned untapped opportunity, PayPay entered the market by waiving transaction fees for up to three years (and then charging transaction fees in later years) for small and medium-sized merchants, combined with low installation and operational costs. Unlike traditional credit card networks, we operate our own merchant network, enabling us to set fee levels independently and avoid third-party acquirer or network charges. This structural difference underpins our ability to provide services at lower cost. These measures expanded merchant participation and ease-of-use for users, reinforcing the expansion of our two-sided network. As more merchants began to accept PayPay, the overall value proposition for users strengthened, leading to increased user engagement and broader ecosystem participation. As a result, PayPay emerged as a leading force in Japan’s cashless transformation, achieving an extraordinary CAGR of 65% in transaction volume over the period from the year ended March 31, 2020 to the year ended March 31, 2025, reaching a Payment Segment GMV of ¥15.39 trillion based on transactions through PayPay Balance, PayPay Credit and PayPay Card for the year ended March 31, 2025.

We are distinguished by our ability to scale rapidly, serve a demographically broad user base, and sustain strong profitability. Although we had recorded loss for the year every year since our inception through the year ended March 31, 2024 due to our strict focus on the scaling of our business, we transitioned from loss to profitability starting from the year ended March 31, 2025. Our ecosystem now extends beyond payments into banking and investments, which led to a seamless integration of services through the PayPay app. Our regulated financial services reached 9.7 million bank accounts and over 20 million users for PayPay Point investment service as of

[2]

The METI revised the method it uses to calculate the cashless penetration rate as of January 1, 2026 in its report entitled “Summary of the Cashless Promotion Study Group” issued in December 2025. Specifically, it changed the denominator of the calculation from “private final consumption expenditure” to “household final consumption expenditure excluding imputed rent from home ownership,” which raised the cashless penetration rate from previously reported levels. Cashless penetration rates prior to 2019 have been calculated by us using METI’s revised calculation method.

December 31, 2025. These achievements not only reflect our ability to scale digital finance infrastructure across both user and merchant touchpoints, but also underscore our track record of execution and continued leadership in driving Japan’s digital financial transformation. By bringing PayPay Bank Corporation and PayPay Securities Corporation into our group, we are now positioned to execute a fully integrated cross-selling strategy from payments to financial services, advancing our broader mission of accelerating digital finance adoption across Japan.

Market Opportunity

Japan represents a vast and rapidly evolving opportunity across our core businesses—payments, banking, and securities brokerage—as consumer behavior shifts toward digital solutions. Despite recent progress, the Japanese economy remains mainly cash-centric. Japan’s consumer payments market represents a substantial and under-penetrated opportunity, with continued growth expected as digital adoption accelerates. Japan’s consumer payments market represents a substantial and under-penetrated opportunity, with continued growth expected as digital adoption accelerates. In 2024, Japan’s household final consumption expenditure excluding imputed rent totaled approximately ¥273 trillion (equivalent to US$1.8 trillion) according to the METI as reported in “Summary of the Cashless Promotion Study Group” released on December 26, 2025, forming the total addressable market for consumer expenditure. Of this amount, cashless payment volume reached ¥141 trillion (equivalent to US$0.9 trillion) in the same year, according to the same report, which represented a cashless penetration rate of 51.7%3, up from ¥74 trillion (equivalent to US$0.5 trillion) in 2018, or a cashless penetration rate of approximately 29.8%, reflecting a CAGR of 11.5% during the period from 2018 to 2024.

Growth has been particularly strong in mobile-first formats: of the overall cashless payment amount, code-based payments grew at a CAGR of 75% over the period from 2019 to 2024, while debit cards, credit cards and E-money expanded at CAGRs of 21%, 9% and 1%, respectively, over the same period, according to the METI as reported in the “Calculation of Cashless Payment Ratio for 2024” released on March 31, 2025 and the Cashless Promotion Council as reported in the “Survey on Code-Based Payment Usage Trends” released on March 14, 2025 (transactions made using credit cards via code are classified under “code-based payments” and are excluded from the general “credit card” category). Within this growing market, PayPay has emerged as the leading player, with a GMV CAGR of 76% over the period from 2019 to 2024. We captured approximately one-quarter of the overall incremental cashless payment volume in Japan from 2023 to 2024, which was approximately ¥2.7 trillion of approximately ¥14.3 trillion in growth. Based on information reported by industry associations, of the approximately 38.8 billion cashless transactions completed in Japan in 2024, we accounted for 20% of the total. The total transaction figure was calculated based on the following data: (i) credit card transactions reported by 26 credit card companies in a survey by the Japan Credit Association, (ii) debit card and electronic money transactions from 1,069 debit card companies and eight electronic money companies as released by the Bank of Japan and (iii) code-based payment transactions from 13 code-based payment companies, as reported by the Payments Japan Association. In the code-based payment market, we held 64% of GMV as of March 14, 2025, as reported by the Cashless Promotion Council in the Survey on Code-Based Payment Usage Trends.

The Japanese government has introduced multiple policy initiatives to promote digital finance adoption. For example, in January 2026 the Japanese government reiterated its long-term national vision of achieving 80% total cashless penetration, as well as its 65% benchmark goal by the end of 2030, both of which represent considerable increases from Japan’s 51.7%3 cashless penetration as of the end of 2024. We have not only benefited from the cashless transition—we have played a foundational role in creating and expanding Japan’s digital payments ecosystem. We have aligned our strategy with public-sector efforts such as merchant subsidy programs and government-led campaigns to expand the use of mobile payments.

[3]

The METI revised the method it uses to calculate the cashless penetration rate as of January 1, 2026 in its report entitled “Summary of the Cashless Promotion Study Group” issued in December 2025. Specifically, it changed the denominator of the calculation from “private final consumption expenditure” to “household final consumption expenditure excluding imputed rent from home ownership,” which raised the cashless penetration rate from previously reported levels.

Structural inefficiencies persist not only in payments, but also across the banking and securities sectors. There is meaningful opportunity for digital platforms to scale within still-offline financial verticals, which reflects a broader macro shift toward digitalization—a trend we have successfully leveraged to capture significant shares in multiple markets and which provides a deep, multi-year runway for continued expansion.

In parallel, Japan is also undergoing a national shift “from savings to investment.” This is being reinforced by the government’s expansion of the Nippon Individual Savings Account, or NISA, program, a Japanese government tax-free stock investment program for individuals, which has contributed to record growth in individual investment account openings. We believe these developments will continue to support the growth of digital brokerage and asset management services.

Taken together, these macroeconomic, structural and policy trends indicate continued long-term growth potential for Japan’s digital financial markets and support our expectations for the future development of our platform.

Our Competitive Advantages

Unique, Comprehensive Digital Finance Platform Powered by a Two-Sided Network

We operate a highly scalable, integrated digital finance platform that acts as an all-in-one solution for users and merchants, utilizing a robust two-sided network connecting tens of millions of users and millions of merchants. Our platform facilitates a unified ecosystem across payments and financial services. As a clear leader in Japan’s cashless payment market, we offer one of the most comprehensive and versatile service suites in the market, spanning daily payments, banking, credit, investments, and beyond.

The foundation of our platform is the payment service, which enables deep engagement with users and merchants through network effects. As our user base expands and usage grows, it strengthens the incentive for additional merchants to adopt PayPay, further accelerating merchant acquisition. In turn, as more merchants adopt PayPay, the number of payment-acceptance locations increases, users benefit from greater convenience, driving increased usage. This mutually reinforcing dynamic between user activity and merchant participation is at the core of our two-sided network model, enabling us to scale rapidly across both sides of the platform and deepen engagement across the ecosystem. In addition, because we operate our own merchant network, we are able to process payments without relying on traditional third-party payment processors, external acquirers or brand / network providers, allowing us to retain a greater share of payment economics and minimize settlement outflows.

Our strong network effects have also driven the expansion of our financial services offerings. Greater engagement with our payment service creates natural opportunities to promote our internet banking and securities brokerage services, facilitating more efficient user acquisition. The growth of our financial services offerings generates cross-service synergies—users who adopt both payment and financial services exhibit higher average payment volume per user and stronger long-term engagement. This synergy forms a powerful feedback loop: active payment users serve as a springboard for financial product adoption, while financial services users tend to transact more payment volume. Our loyal users who also adopt financial services tend to be more engaged and may enter into transactions more frequently with higher amounts.

As our ecosystem has scaled and diversified to satisfy various financial needs of users and merchants, we can serve as a one-stop digital financial platform and create an integrated system of money circulation. This integrated approach to digital finance along with PayPay’s two-sided network is unique even when compared to other cashless payment providers, positioning us as both an enabler and beneficiary of Japan’s accelerating shift toward a digital finance economy.

Strong Value Propositions to Users and Merchants

We offer a comprehensive value proposition that meets the evolving needs of both users and merchants in Japan’s rapidly digitizing financial environment. For users, our platform delivers a seamless and intuitive experience built around smartphone-based payments, combining the ease of code-based and credit card transactions with compelling promotional incentives such as PayPay Points. These features not only facilitate everyday payments—from retail to transportation to utility bills—but also drive recurring engagement and higher transaction frequency. All services are accessible through a single mobile application that integrates payments, transfers, credit, and banking, providing users with a unified and convenient financial experience. Our user centric model allows us to weave our services into users’ daily life and capture non-discretionary spending in a near-ubiquitous variety of use cases, capturing offline and online payments, bill payments and P2P transfers, unlike traditional cashless players which we believe may have more limited touchpoints and focus on high-value transactions, which may constrain their ability to gather user data and expand into non-payment services.

For merchants, we provide a compelling value proposition centered on low-friction adoption and high-impact tools for business growth. Onboarding is fast and cost-efficient, with no upfront installation fees and competitively priced payment service charges level. Unlike many companies that rely on third-party networks to operate two-sided models, we maintain a highly self-contained value chain, conducting transactions directly with merchants. This structure minimizes external intermediary fees and enables us to offer lower transaction fee rates than issuer peers. We also support merchants with integrated digital marketing functions—such as in-app coupons, promotions, and loyalty programs—designed to increase visibility and encourage user spending. Additional solutions like PayPay for Business (our merchant-facing platform that provides onboarding, sales tracking and marketing campaign tools) streamlined settlement and reporting features, and actionable data analytics further enable merchants to improve operational efficiency and optimize performance.

Our broad merchant coverage, spanning both physical retailers and an expanding network of online businesses, complements our user proposition and reinforces the utility of our platform across daily life. By creating a trusted, feature-rich environment that enhances convenience for users and lowers barriers for merchants, we have established a strong foundation for continued engagement, high transaction throughput, and long-term monetization.

Significant Penetration of eKYC within our User Base

Our platform has achieved exceptional penetration of electronic Know-Your-Customer (eKYC) verification among our user base. As of December 31, 2025, 38.9 million users, or approximately 54% of registered users, had completed eKYC registration within our PayPay ecosystem. This level of eKYC adoption is unparalleled in the Japanese market and reflects both the trust users place in our platform and the simplicity of our onboarding experience. This puts us in a unique position to offer a frictionless entry point into our regulated financial services. This seamless flow from payments to financial services is a unique advantage to us, since no other provider offers comparable simplicity or scale. Compared to our three-year CAGR for registered users of 10% as of December 31, 2025, our three-year CAGR for users who had completed eKYC was 38%, showing the significant penetration of eKYC within our user base. In a regulatory environment that is becoming increasingly stringent regarding identity verification, our high eKYC penetration serves as a critical enabler of expansion into licensed financial services.

We have leveraged this eKYC foundation to create a unified eKYC, a feature that allows users who have already completed identity verification in PayPay to bypass part of the identity verification process when accessing services provided by PayPay Bank Corporation and PayPay Securities Corporation. We plan to expand this feature to cover credit cards as well. This unified eKYC dramatically streamlines onboarding flows. These frictionless entry points eliminate redundancies such as repetitive document uploads and identity verification processes, making our user journey faster, more intuitive, and more conversion-friendly, providing us with an advantage over our competitors which we believe are not able to onboard new users as quickly as we can.

Beyond efficiency, our high eKYC coverage is also a foundation for deeper user monetization. eKYC users are more likely to be eligible for and adopt financial products such as credit, loans, and investment accounts, which require users to verify their identity. The ease and simplicity of eKYC across our platform provide a foundation for the expansion of our platform across a wide array of services. With just their smartphone, our users can be onboarded onto other services using the platform they already engage with on a daily basis. Our ability to cross-leverage eKYC data across business lines increases the lifetime value of each user and supports user acquisition for financial services. In turn, this supports stronger margins and scalability as we pursue our broader mission of offering a comprehensive digital finance experience.

Sophisticated, Modern UI/UX

Our UI/UX design is a major reason users continue to choose our platform. We have continuously refined our UI/UX to deliver an intuitive, responsive and seamless app experience, utilizing data from our large user base and effectively applying our technology. Improving our UI/UX enables us to deepen user engagement, and the large user base we have cultivated through our PayPay app can be guided to adopt additional services throughout our broader ecosystem. We have made consistent design and functionality enhancements over time. These enhancements demonstrate our ongoing focus on user centric design, intuitive navigation, and integrated finance features, reinforcing PayPay’s positioning as a modern and sticky super app platform.

In addition to functionality, our platform is designed for reliability and ease of use. Users benefit from a highly responsive interface, consistently low error rates, and fast transaction processing. Key utilities such as P2P money transfers, real-time balance tracking, and payment notifications enhance the day-to-day usability of our ecosystem, while our app-based integration of financial products allows users to access deposits, loans, and investment services without leaving the PayPay environment. These features help position our platform not only as a payment tool, but also as a core infrastructure for digital financial life.

Moreover, our app is built as a “super app,” with multiple financial and non-financial mini apps accessible within the PayPay environment. By minimizing friction across services and eliminating the need for multiple apps, while still allowing users who wish to use dedicated apps with advanced features for PayPay Bank and PayPay Securities services, users can access a broad range of services in one place, saving time and enabling a smarter daily life. This design promotes the exploration by our users of new services and boosts user engagement.

Strong Patent Portfolio Provides Differentiation

We believe our extensive patent portfolio provides a foundational competitive moat in Japan’s payment and financial services industry. According to independent patent analytics using the Biz Cruncher tool by Patent Result Co., Ltd., PayPay ranks at the top among Japanese payment and financial services companies in terms of overall patent score4, significantly outpacing both traditional financial institutions and fintech peers. Our position reflects not only the quantity but also the technical relevance and market applicability of our patents. The size and score of our patent portfolio suggest meaningful innovation leadership across mobile payments, digital identity, security, and transaction optimization technologies.

This intellectual property leadership is a key enabler of product innovation and operational scalability, particularly as we continue expanding into regulated financial services. Our patents span across both core payment technologies and adjacent areas such as credit infrastructure, fraud mitigation and data analytics.

[4]

Patent Score is an indicator that quantifies “patent attention” as a deviation value. It is primarily quantified using examination progress information (history accumulated during the examination process). Patents with higher market attention receive a higher score, indicating greater recognition and influence.

In addition to strengthening our product capabilities, our strong IP position also creates barriers to entry and facilitates strategic flexibility. With a leading share of valuable patent assets, we are well-positioned to defend our market position, pursue licensing or collaboration opportunities, and ensure sustained differentiation in a rapidly evolving competitive landscape. As we continue to scale our user and merchant base and broaden our payment and financial services offerings, we expect our proprietary technology base to remain a core driver of sustainable growth and long-term value creation.

Technology Infrastructure Supporting Continuous Innovation and Growth

Our payment business, with Japan’s leading code-based mobile payment platform at its core, is underpinned by a vertically integrated and horizontally scalable technology platform that supports high performance, low-cost operations at scale. Built as a cloud-native, microservice-based architecture, our proprietary infrastructure enables us to handle massive transaction volumes with exceptional speed and reliability, while delivering a flexible foundation for rapid product development, personalization and risk management, and horizontal scalability that enables feature expansion supporting continued business growth.

Our technology stack consists of four core layers: the PayPay app interface, a core platform powered by microservice architecture and a proprietary platform driven by data, a cloud-native infrastructure layer, and an integration platform that connects to a broad network of financial and ecosystem partners. This structure provides the foundation for real-time transaction processing, precision risk assessment, and scalable expansion across both user and merchant use cases. We maintained a low cost of just ¥0.773 per transaction for the year ended March 31, 2025, and our system was capable of processing 1,250 transactions per second as of June 30, 2025, reflecting strong cost discipline and operating efficiency at scale.

Our technology platform is bolstered by our investment in in-house engineering capabilities. This team of engineers drives continuous innovation across our services, enabling the development of features such as personalized credit assessment, dynamic risk decisioning, and the seamless integration of new financial products into our ecosystem. The combination of deep internal technical expertise and a modern, modular platform architecture ensures that we can rapidly adapt to user needs, regulatory requirements, and evolving market demands—positioning us to scale effectively as our user base and transaction volumes continue to grow.

We are accelerating product development through the adoption of generative AI, particularly in coding workflows. We are actively expanding AI-assisted tooling across additional functions to further enhance speed, efficiency, and innovation in our product development. For example, we are leveraging proprietary AI to accumulate and refine product development data over time, enabling further differentiation in tooling optimization and code quality.

Our ability to maintain high availability, transaction security, and rapid iteration cycles—while managing cost and complexity—differentiates us from many legacy financial institutions and fintech peers. This technical foundation is a key enabler of our business strategy and a core driver of our long-term competitive advantage.

Effective Security and Fraud Prevention

We have established a reputation for cybersecurity and fraud prevention, supported by a layered defense architecture, proprietary risk controls, and continuous investment in system integrity. Our platform is designed to meet the highest standards of security while maintaining the seamless user experience expected in modern digital finance. In addition to detecting transaction-level fraud, our system incorporates advanced anti-money laundering protocols and behavioral risk modeling to prevent misuse by bad actors, including impersonation and unauthorized use. As digital transactions scale in volume and value, our ability to offer a secure and trusted environment remains a core differentiator.

Our fraud incidence rates are consistently well below industry averages. In 2024, the fraud incidence rate for transactions on the PayPay app was just 0.0015%, and for PayPay Card, only 0.014%. By contrast, the fraud incidence rate across 40 Japanese credit card companies stood at 0.047% in 2024, more than three times higher than that of PayPay Card, and over 30 times higher than PayPay’s fraud incidence rate. Fraud loss amounts show a similarly favorable profile. In 2024, total fraud loss on the PayPay app was ¥0.17 billion for PayPay and ¥0.85 billion for PayPay Card, as compared to the average of ¥1.4 billion in losses for 40 credit card companies in Japan in the same year.

This is achieved through a sophisticated risk management system. Our system employs intricate algorithms that analyze a wide array of data, including user behavior, device characteristics, transaction details, merchant information, and location data. Our proprietary technology enables dynamic detection and prevention of suspicious activities at scale, while our security team continuously evolves our defenses to stay ahead of emerging threats. We believe our exceptional fraud prevention performance enhances both user and merchant trust, further reinforcing engagement and retention across our ecosystem.

Strategic Advantage From Being Part of the SoftBank Group Companies’ Ecosystem

At PayPay, one of our key management policies is centered on openness and universality. Unlike certain competitors, we do not aim to confine our users and merchants within a closed ecosystem. While upholding this commitment to openness, as a core member of the SoftBank Group companies, we actively work towards mutual benefit by integrating with one of Japan’s most extensive and synergistic ecosystems. We achieve this by providing payment features to services offered by our group companies. We are closely aligned with key services offered by the SoftBank Group companies, including LINE, Japan’s most widely used messaging and social media, which had approximately 100 million monthly active users as of December 31, 20255; Yahoo! JAPAN, the country’s leading digital media and e-commerce platform, which had approximately 54 million monthly login user IDs as of March 31, 2025; and SoftBank Corp., Japan’s third-largest mobile telecommunications provider, which had approximately 32 million smartphone subscribers as of December 31, 2025. Together, these assets allow us to embed PayPay’s services natively into users’ daily digital touchpoints.

Our position within the SoftBank Group companies’ ecosystem gives us privileged access to infrastructure, data, user traffic, and capital—offering strategic advantages in scale, brand trust, and distribution that few standalone fintech companies can replicate. For example, our strategy to expand data-driven lending benefits from user insights gained through the rich touchpoints of SoftBank Group companies. We have been able to integrate services across the ecosystem, for example, by integrating P2P payments into the LINE app. This ecosystem synergy has been instrumental to our growth and will remain an important factor of our continued leadership in Japan’s digital finance sector.

Our Growth Strategies

Drive User Growth and Engagement through Targeted, Phase-Aligned Marketing

We intend to further expand our registered and active user base by leveraging our strong market presence and executing targeted marketing strategies tailored to each phase of our business evolution. Since our inception, we have adopted a disciplined, KPI-driven approach to marketing—aligning campaign design with business objectives and product maturity—to accelerate user acquisition, deepen engagement, and promote product adoption across our platform.

In the early phase of our growth, as a late entrant to the code-based payment market, we launched large-scale marketing campaigns to rapidly build a foundational user base and establish PayPay as a top-of-mind brand for mobile payments in Japan. These bold acquisition initiatives—unprecedented in scale—played a pivotal role

[5]	LINE MAU is calculated based on the number of accounts, which does not equal the number of unique users.

in jumpstarting our platform, which experienced rapid user onboarding and became a leader in Japan’s emerging digital payments sector. By the end of March 2019, PayPay’s registered user base had reached approximately 6 million users.

We have consistently reinforced user engagement through large-scale promotional events, including the “Super PayPay Festival.” Each iteration of this campaign is tailored to reflect changes in our product portfolio and user behavior. These initiatives not only drove increases in registered users, MTUs and total payment volume—key metrics for establishing market leadership—but were also highly capital-efficient, with a majority of point-based marketing costs funded by external sources such as merchants, central government, municipalities, and strategic partners in the year ended March 31, 2025.

We began providing code-based credit payment functionality, PayPay Credit, in February 2022. Embedding credit functionality within the PayPay ecosystem enabled us to increase transaction value and expand monetization. Since 2024, as we transition toward becoming a comprehensive digital finance platform, our marketing efforts have further evolved to support new financial services. Notably, we launched targeted campaigns designed to promote adoption of PayPay Bank and PayPay Securities services ahead of their group integration in April 2025.

Expand Monetization through Cross-Selling of Payment and Financial Services

With a base of approximately 72 million registered users as of December 31, 2025, we have established a dominant position in mobile payments, securing one of the largest sets of user touchpoints in Japan’s digital ecosystem. Our code-based payment service originally grew through high-frequency, small-ticket transactions, generating robust user engagement and paving the way for deeper monetization. As our GMV has continued to expand, we have also introduced larger-ticket payment features such as a physical PayPay card with revolving payment features, as well as value added services such as merchant marketing tools—further deepening user engagement and increasing transaction volume.

Building on this strong foundation, we have expanded into regulated financial services following the acquisition of banking and securities licenses. We offer users a full suite of financial services, including deposit, lending, and investment services. We aim to significantly expand our offerings by leveraging our large payment user base, proprietary technology, and seamless app integration to drive user acquisition and engagement across payment, banking and securities. Further, we may receive additional retail finance licenses to further enhance this growth trajectory.

Our app-based integration strategy is already yielding results. The adoption of eKYC by PayPay Bank Corporation and PayPay Securities Corporation has created a seamless user experience, allowing users to open accounts in just two steps for banking, compared to seven steps through traditional channels. With 38.9 million users onboarded via our eKYC as of December 31, 2025, we are uniquely positioned to offer a frictionless entry point into the regulated financial services. This seamless flow from payments to financial services is a unique advantage to us, since no other provider offers comparable simplicity or scale.

The next phase of our strategy is to deepen monetization by leveraging our ecosystem to unlock cross-sell opportunities between payments and financial services. Users who adopt both services exhibit higher average payment volume per user and stronger long-term engagement. We believe the more products our users adopt, the more GMV we generate. For the year ended March 31, 2025, the average Monthly GMV per PayPay App MTU was ¥35,600. Average Monthly GMV per user was higher with each additional product adopted by our users. Users who just used the PayPay payments service had an average Monthly GMV of ¥23,400, users who used both PayPay and PayPay Card had an average Monthly GMV of ¥66,900, users who also used PayPay Bank services had an average Monthly GMV of ¥83,100, while users who used all three of those and PayPay Securities services had an average Monthly GMV of ¥136,000. This synergy creates a powerful feedback loop: active payment users form a natural base for financial product adoption, while financial services users tend to transact more payment volume. Our loyal users who also adopt financial services tend to be more engaged and may exhibit higher transaction values. These dynamics allow us to increase revenue per user and drive lifetime value across our platform.

In recent years, we have achieved significant enhancement in monetization, reflecting both increased user activity and higher monetization per user. Notably, this growth was driven by both payment-related revenues, such as increased GMV, higher usage of revolving credit and value-added merchant services, and by financial services revenues, including interest income from loans and fee income from securities brokerage services.

Looking ahead, we see continued upside in both payments upsell—through growing transaction frequency, increased use of credit products, and broader adoption of coupons and merchant tools—and financial services cross-selling, including deposit and loan expansion, investment scaling, and new product launches. As our digital finance platform matures, we believe our ability to drive revenue through deeper engagement across our payments and financial services businesses will be a key driver of long-term growth.

Drive Continued Revenue Growth Through Deeper Payment Engagement

We aim to further expand our GMV by deepening user engagement across our integrated code-based and credit card payment services, while continuing to grow both our user base and merchant network. Our payment business remains the core engine of our growth, and we believe it has significant potential for long-term GMV expansion.

Revenue growth for our payment business is driven by GMV growth, increases in transaction fees and increases in interest income. To support further GMV growth, we are executing targeted initiatives across several fronts. These include expanding code-based payment adoption through offline and online campaigns, with a focus on increasing active transacting users (Monthly Transacting Users) and monthly transaction size per active transacting user (Monthly GMV per User), which are the two essential contributors to GMV growth. We are also deepening the integration of PayPay Card Corporation with code-based payments to promote larger-ticket and credit-based transactions and driving monetization through increased adoption of credit features. On the other hand, the path to long-term profitability for the payment business is also underpinned by Take Rate expansion and Cost Rate control. We intend to drive Take Rate expansion by product mix enrichment, such as increasing the share of online payments and expanding interest income from revolving balances and cash advances. This strategy has already begun to bear fruit, as our ratio of Online GMV (excluding GMV from transactions made within e-commerce services operated by LY Corporation), which has a higher Take Rate, to total GMV doubled from 7% in the year ended March 31, 2023 to 14% in the year ended March 31, 2025 and further increased to 16% in the nine-month period ended December 31, 2025. At the same time, Cost Rate control is supported by operational efficiencies and economies of scale, as well as ongoing reductions in fund sourcing costs through direct bank integration and improved deposit structures. Furthermore, we are increasing our merchant base by offering value-added services that improve merchant sales, user retention and operation funding. We believe these efforts will continue to strengthen the utility of our ecosystem for both sides of the platform.

We also observe encouraging structural indicators of growth in GMV per User. Across all periods, registered user cohorts from the three months ended December 31, 2018 through the three months ended December 31, 2025, we have seen that the longer a user remains on the platform, the higher their active rate and Monthly GMV per User—evidence of sustained engagement and lifetime value. In particular, users who adopt both code-based and credit-based payments show significantly higher spend per month, and greater adoption of additional services over time.

As we scale, our strategy is to drive payment volume growth not only through user acquisition, but increasingly through higher transaction frequency, greater share of users’ total spend, and broader credit utilization. With a proven track record of business execution and a loyal, expanding user base, we believe our payment business will continue to serve as a foundation for sustainable GMV and revenue growth.

Accelerate Growth in Financial Services Through Platform Integration

Our financial services model is underpinned by two key drivers: deposit volume and net interest margin, or NIM, which we calculate as net interest income divided by quarterly average total interest-earning assets. Following the acquisition of PayPay Bank Corporation, we expect to further expand NIM through reducing the guaranteed secured portion and improved loan-to-deposit ratio and efficient capital allocation. On the deposit side, we see substantial room for growth in both the number of bank accounts and average deposit balance per user, supported by initiatives such as our “Deposit Revolution” campaign launched in December 2024, which offers market-leading yields of 2.0% to individual users. For merchants, we are driving adoption through features such as payouts as early as the next day, which serve as a gateway to broader banking use cases including salary disbursement.

Our next frontier is the scaling of credit and lending services. We have developed a proprietary data-driven credit model, built on our extensive transaction and behavioral data from approximately 72 million users as of December 31, 2025 and 7.8 billion transactions via the PayPay app in the year ended March 31, 2025. This rich data set underpins our risk evaluation for revolving credit, cash advances, and merchant financing, all of which are already showing traction. Due to this data-rich model, PayPay Card Corporation’s approval rate has improved, which has led to a steady increase in the number of active cards issued by PayPay Card Corporation, contributing to consolidated GMV growth. After fully acquiring PayPay Card Corporation in October 2022, we increased the number of active cards issued by 1.8 times from 9.1 million as of September 30, 2022 to 16.0 million as of December 31, 2025. Alongside our efforts to actively manage credit cost, we have also increased PayPay Card Corporation’s total revolving and cash advance balance by 2.2 times from ¥214.5 billion to ¥475.1 billion over the same period. Going forward, we intend to horizontally expand this lending framework into new areas. Our PayPay Card business is continuing to grow quickly. By promoting the combined use of our integrated code-based credit payment solution “PayPay Credit” together with physical credit card payments, we were the single fastest growing card issuer in Japan for the six-month period ended September 30, 20256. From its genesis as Yahoo! JAPAN Card in fiscal year 2015, supported by the rapid adoption of PayPay Credit, PayPay Card has delivered significant revenue growth over the years. Post-consolidation, such revenue growth has continued and operating profit has also improved, translating into improved profitability driven by operating leverage achieved through promotion standardization and cost management. Through the know-how we have accumulated from PayPay Credit and PayPay Card, particularly from revolving payments, we plan to expand our offerings in the consumer loan market. We are able to utilize this data, together with our credit models that are refined on a daily basis, to extend credit to customers with no prior credit history. Likewise, the data and insights we have gained regarding merchants’ creditworthiness through our merchant financing business position us to expand into the large commercial lending and business loan market (for more information on PayPay Funding, our merchant financing offering, see “—Our Products and Services—Other Value-Added Services—To Merchants”). For instance, because approximately 75% of merchants who receive funds through PayPay Funding become repeat users, we expect to expand this offering beyond the currently limited merchant base. Our data on merchants positions us uniquely to understand their funding needs and enables us to pre-screen merchants, allowing them to obtain funds immediately when they need them. In the future, we are considering broadening this data-driven financing model

[6]

The net increase during the relevant period was calculated by PayPay Corporation based on the number of credit cards issued as of March 31, 2025 and September 30, 2025 as disclosed by PayPay Card, Sumitomo Mitsui Card, Rakuten Card, AEON Card, d CARD, au PAY Card, EPOS Card, and Credit Saison. With respect to AEON Card, as its parent company, AEON Financial Service Co., Ltd., has a fiscal year ending in February, and the net increase was calculated based on the number of credit cards issued as of February 28, 2025 and August 31, 2025. Credit cards affiliated with Mitsubishi UFJ Financial Group, Inc. and Mizuho Financial Group, Inc. were excluded from the aggregation due to the unavailability of disclosed data on the number of credit cards issued.

into additional merchant loan products and, subject to regulatory requirements, consider pathways for PayPay Bank Corporation to deliver similar online financing offerings. We believe these initiatives will enable us to further monetize our data advantage, while maintaining appropriate risk discipline. Since we acquired a majority stake in PayPay Bank Corporation in April 2025, we have offered additional products, including debit QR code payment, business loans guaranteed by a credit guarantee association as well as digitalized and data-driven personal loans. We are currently in the process of fully integrating and leveraging PayPay Bank products and services with our payment system and plan to focus our immediate efforts on transitioning to an in-house cloud-native next-generation system, and increasing loan products utilizing our proprietary data-driven credit model. As these initiatives have begun to bear fruit, our deposit balance grew 19% year-over-year as of December 31, 2025, and our loan balance increased 28% over the same period, driving a substantial increase in revenue. From its genesis as Japan Net Bank in the fiscal year 2000, revenue has steadily improved with significant increases in the fiscal years following its renaming as PayPay Bank, while profitability generally remained steady. Post-consolidation, revenue has continued to climb and profitability has materially improved, driven by operating leverage and cost-efficiency measures, including reductions in temporary personnel, outsourced operations, and advertising and promotional expenses, which contributed to a significantly lower overhead ratio. Our longer term goal is to switch to a fully in-house next-generation core banking system in addition to expanding our lending business, which currently consists primarily of mortgages, by increasing our market share of SME loans, through fully effectuating our data-rich model.

Furthermore, in the two years since PayPay Corporation became the largest shareholder of PayPay Securities Corporation with a 35% shareholding and became our equity-method affiliate, the number of brokerage accounts has grown from 0.5 million to 1.54 million. From its genesis as One Tap BUY in the fiscal year 2016, revenue has also grown substantially, particularly following the renaming to PayPay Securities in 2021, supported by increased utilization of the PayPay user base through initiatives such as the PayPay point investment program and the rising number of NISA accounts. Operating losses, which remained relatively large for many years, have steadily declined over the past several years as a result of disciplined cost reduction and business portfolio optimization. Most recently, after we acquired a majority ownership position in April 2025, PayPay Securities Corporation also recorded operating profit for the first time on a non-consolidated basis for the three-month period ended September 30, 2025. Going forward, we aim to increase our PayPay Securities offerings, refine our UI/UX and further develop and integrate PayPay Securities products and offerings with our payment system.

By integrating internet banking and securities directly into our ecosystem and leveraging proprietary data for our credit model, we are building a digital finance platform with diversified revenue streams and attractive cost structure. As our financial services scale, we expect it to be a key contributor to both revenue growth and margin expansion over the medium-to-long term. We are also seeking opportunities for streamlining operations through tighter control of promotion and acquisition costs, bringing key system functions in-house, and improving workforce efficiency, all of which support improved unit economics and long-term scalability.

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below is a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business

•	If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and satisfaction.

•

We may fail to attract new users, retain our active users or expand the scope of our relationship with our active users, our business, results of operations, financial condition, cash flows and prospects could be materially and adversely affected.

•	We may be unable to attract new merchants to utilize our services, grow our relationships with our existing merchants, and increase transaction volumes across our payment settlement services.

•	We may face challenges in maintaining and expanding synergies between our code-based payment settlement services and our credit card payment services.

•	Our ability to continue to successfully operate and grow PayPay Credit is subject to several risks.

•	Any failure to successfully integrate PayPay Bank Corporation and PayPay Securities Corporation with our group could materially and adversely impact our future business and operations.

•	We may not be able to realize the anticipated benefits, synergies and efficiencies from the integration of PayPay Bank Corporation and PayPay Securities Corporation.

•	We may not be able to maintain and strengthen the ecosystem effects of our platform.

•	There is no assurance that our alliances with the shareholders of our consolidated subsidiaries and equity-method affiliates will be successful.

•

If the cashless payments industry and the digital financial services industry in Japan do not continue to expand and develop as we expect, our business, financial condition and results of operations could be adversely affected.

•	We had a history of losses in the past and we only recently achieved profitability, which we may not be able to maintain, and we may record losses and negative cash flow in the future.

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Our ability to increase revenue and profitability, particularly for our Payment segment, depends on our pricing strategy and the expansion of our service offerings, both of which we may not be able to implement successfully.

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We participate in markets that are competitive with continuously evolving technology and consumer needs, and if we do not compete effectively with established companies and new market entrants, our business, results of operations, cash flows and financial condition could be materially and adversely affected.

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Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our brand, or any unfavorable media coverage, could materially and adversely affect our reputation, business, financial condition, results of operations, cash flows and prospects.

•	We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate, and retain our employees could harm our ability to maintain and grow our business.

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We identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting.

•	We are exposed to credit risk and the ability of various counterparties to pay us.

•	We are exposed to interest rate risk and other market risks, including foreign exchange risk.

Risks Related to the SoftBank Group Corp. and SoftBank Group Companies

•	We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.

•	After the completion of the offering, our current shareholders will continue to collectively hold substantial shareholdings and exercise influence over our operations.

Risks Related to Technology, Information Systems and Intellectual Property

•	Failure to maintain or improve our technology infrastructure could harm our business and prospects and materially and adversely affect our business and reputation.

•

We rely on mobile operating systems and application marketplaces to make the PayPay app available to participants that utilize our platform, and if we do not effectively operate with or receive favorable placements within such application marketplaces, our usage or brand recognition could decline and our business, financial results, cash flows and results of operations could be materially and adversely affected.

Risks Related to Laws, Regulations and Compliance

•

Failure to comply with the existing laws and regulations applicable to our business could subject us, or our subsidiaries or our associates, as applicable, to enforcement actions and penalties and otherwise harm our business, as well as divert our management’s attention and resources and result in increased costs.

External Risks Related to Economic Conditions and Other Factors

•	Unfavorable economic conditions in Japan could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Shares of our Common Stock, the ADSs and this Offering

•	Investors holding less than 100 shares of our common stock, which constitutes one “unit” of shares of our common stock, will have limited rights as shareholders.

You should also consider the additional risks disclosed under each subheading of the section titled “Risk Factors.”

Our History and Corporate Structure

We were established in Japan on June 15, 2018 under the corporate name of Pay Corporation, as a joint venture between SoftBank Corp. and Yahoo Japan Corporation (currently LY Corporation), with the aim of developing and offering electronic payment services. In July 2018, we changed our corporate name to PayPay Corporation. We are authorized to conduct our lines of business under Article 2 of our articles of incorporation.

On July 30, 2021, we completed an issuance of our shares (except for the conversion of Class A preferred shares into common shares described below), after which SoftBank Corp. held 960,000 shares (275,000 common shares and 685,000 Class A preferred shares), Yahoo Japan Corporation held 960,000 shares (275,000 common shares and 685,000 Class A preferred shares) and SoftBank Group Corp., the parent company of SoftBank Corp. and Z Holdings Corporation (currently LY Corporation), held 830,000 of our shares (550,000 common shares and 280,000 Class A preferred shares).

On December 21, 2021, SoftBank Group Corp. transferred all of its 830,000 shares to SVF II Piranha (DE) LLC, an investment fund ultimately controlled by SoftBank Group Corp. On August 31, 2022, Yahoo Japan

Corporation transferred all of its 960,000 shares to Z Intermediate Holdings Corporation, Z Holdings Corporation’s (currently LY Corporation) wholly-owned subsidiary, out of which Z Intermediate Holdings Corporation transferred 163,196 common shares to Z Holdings Corporation (currently LY Corporation) on the same date. On October 1, 2022, all of the remaining 796,804 shares held by Z Intermediate Holdings Corporation were transferred to a new holding company, B Holdings Corporation, in which SoftBank Corp. held 50% of the shares and Z Holdings Corporation (currently LY Corporation) indirectly held 50% of the shares. On the same date, SoftBank Corp. transferred 796,804 of our common shares to B Holdings Corporation. By that date, all the Class A preferred shares we had issued were converted on a one-to-one basis into common shares. On April 4, 2025, SVF II Piranha (DE) LLC exercised stock options it purchased from One97 Communications Singapore Private Limited, a subsidiary of One97 Communications Limited in December 2024, originally granted by us to One97 Communications Singapore Private Limited in September 2020, and received 159,012 common shares.

On April 10, 2025, we conducted a third-party allotment of new shares, in which we issued 94,802 shares of common stock to SVF II Piranha (DE) LLC, 92,021 shares of common stock to SoftBank Corp. and 92,021 shares of common stock to LY Corporation. Following this issuance, and as of the date of this prospectus, B Holdings Corporation, SVF II Piranha (DE) LLC, SoftBank Corp. and LY Corporation hold 49.99%, 34.00%, 8.01% and 8.01% of our shares, respectively.

On November 15, 2025, we effected a stock split of one share into 200 shares. The historical issuances of preferred shares and common shares described in this subsection have not been retroactively adjusted to reflect the Stock Split.

The following diagram illustrates our corporate structure as of the date of this prospectus. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

Corporate Structure

Note:	As of end of December 2025

See “Our History and Corporate Structure” for additional information on our history and corporate structure.

Our Corporate Information

Our principal executive offices are located at Yotsuya Tower, 1-6-1 Yotsuya, Shinjuku-ku, Tokyo 160-0004, Japan. Investors should submit any inquiries to the address of our principal executive offices set forth above.

Our main website is www.paypay.ne.jp, and the information contained on, or that can be accessed through, this website is not a part of, or incorporated by reference into, this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street 18th Floor, New York, NY 10168.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, or the Exchange Act, and as such, we are exempted from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, such as rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, we are exempted from certain Nasdaq corporate governance requirements by virtue of being a foreign private issuer and are permitted to follow the corporate governance practices of our home country that differ significantly from the Nasdaq Stock Market Rules. We intend to rely on these exemptions for so long as we maintain our status as a foreign private issuer. For example, although we have established a compensation committee and a nominating committee, those committees do not consist entirely of independent directors. See “Risk Factors—Risks Related to Shares of our Common Stock, the ADSs and this Offering—As a Japanese joint stock corporation, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to public U.S. companies, as well as from certain disclosure requirements under the Exchange Act. This may afford less protection to holders of the ADSs than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Implications of Being a Controlled Company

Upon the completion of this offering, entities ultimately controlled by SoftBank Group Corp. will be able to exercise 91.78% of the aggregate voting power of our total issued and outstanding shares, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, we expect we will be a “controlled company” as defined under the Nasdaq Stock Market Rules, and such entities ultimately controlled by SoftBank Group Corp., may continue to influence fundamental decisions such as the appointment and removal of our directors, the approval of mergers or other business combination transactions, the sale of material assets or businesses, amendments to our articles of incorporation and the declaration of dividends. As a “controlled company,” we are permitted to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The Offering

Offering Price	US$16.00 per ADS.

ADSs Offered by Us	31,054,254 ADSs (or 39,302,335 ADSs if the underwriters exercise in full the over-allotment option).

ADSs Offered by the Selling Shareholder	23,932,960 ADSs.

ADSs Outstanding Immediately After This Offering	54,987,214 ADSs (or 63,235,295 ADSs if the underwriters exercise in full the over-allotment option).

Common Shares Outstanding Immediately After This Offering	668,625,454 common shares (or 676,873,535 common shares if the underwriters exercise in full the over-allotment option).

The ADSs	Each ADS represents one common share, no par value.

The depositary will be the holder of the common shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time.

You may surrender your ADSs to the depositary for cancellation to withdraw the common shares underlying your ADSs. The depositary will charge you a fee for such an exchange. ADS cancellations may also require prior notification under the Foreign Exchange and Foreign Trade Act of Japan. See “Japanese Foreign Exchange Regulations.”

We and the depositary may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Total Issued and Outstanding Common Shares	As of the date of this prospectus, 637,571,200 common shares are issued and outstanding.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 8,248,081 additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Selling Shareholder	SVF II Piranha (DE) LLC.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$476 million from this offering, or approximately US$603 million if the underwriters exercise in full the over-allotment option, based upon the initial public offering price of US$16.00 per ADS, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for the ADSs and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures. Additionally, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, services or technologies, although we do not currently have any agreements or commitments to enter into any material acquisitions or investments. We cannot further specify with certainty the particular uses for the net proceeds from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may hold them as cash or invest them in cash equivalents or securities.

We will not receive any proceeds from the sale of ADSs by the selling shareholder in this offering.

See “Use of Proceeds” for more information.

Lock-up	We and holders of substantially all of the shares of our common stock, including the selling shareholder, have agreed not to sell, transfer or dispose of any

ADSs, common shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk Factors

See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Listing	We have been approved to list the ADSs on Nasdaq under the symbol “PAYP.” Our common shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Indications of Interest

The Cornerstone Investors have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $220 million of the ADSs offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, the Cornerstone Investors may determine to purchase more, fewer, or no ADSs in this offering, or the underwriters may determine to sell more, less or no ADSs to the Cornerstone Investors. The underwriters will receive the same underwriting discount on any ADSs purchased by the Cornerstone Investors as they will from the other ADSs sold to the public in this offering.

Nasdaq Trading Symbol	PAYP

Payment and Settlement	The underwriters expect to deliver the ADSs against payment on March 13, 2026, through the facilities of the Depositary Trust Company, or DTC.

Depositary	The Bank of New York Mellon.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of profit or loss data and summary consolidated statements of cash flows data for the years ended March 31, 2023, 2024 and 2025 and summary consolidated statements of financial position data as of March 31, 2024 and 2025 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of profit or loss data and summary consolidated statements of cash flows data for the nine-month period ended December 31, 2024 and 2025 and summary consolidated statements of financial position data as of December 31, 2025 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

On April 1, 2025 and April 11, 2025, we acquired shares of PayPay Securities Corporation and PayPay Bank Corporation, respectively, which had been under the common control of SoftBank Group Corp., and made them subsidiaries of ours. The acquisitions of shares of PayPay Securities Corporation and PayPay Bank Corporation were accounted for under the pooling of interest method as business combinations under common control. As a result, the Group’s consolidated statements of financial position as of April 1, 2023, March 31, 2024 and 2025, consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended March 31, 2023, 2024 and 2025 were retrospectively adjusted for the consolidation of the financial statements of PayPay Securities Corporation, PayPay Bank Corporation and their respective subsidiaries from April 1, 2022.

Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

The following table presents our summary consolidated statements of profit or loss, financial position and cash flows data as of and for the periods indicated.

	For the year ended March 31,			For the nine-month period ended December 31,
	2023	2024	2025	2024	2025
	(in millions of yen, except per share amounts)
				(unaudited)
Summary Consolidated Statements of Profit or Loss Data:
Transaction and service income	¥146,927	¥174,127	¥203,595	¥150,745	¥185,325
Interest income	50,285	73,884	88,442	64,426	83,551
Gains on financial instruments	2,079	4,641	5,529	3,942	7,657
Other operating income	1,903	1,959	1,512	1,334	1,945
Total revenue	201,194	254,611	299,078	220,447	278,478
Operating expenses	(221,742)	(254,600)	(263,568)	(192,263)	(217,470)
Operating profit (loss)	(20,548)	11	35,510	28,184	61,008
Share of profit (loss) of investments accounted for using the equity method(1)	—	—	(549)	(383)	101
Profit (loss) before tax	(20,548)	11	34,961	27,801	61,109
Income tax (expense) benefit	(4,398)	(841)	4,196	1,156	42,228
Profit (loss) for the year (period)	¥(24,946)	¥(830)	¥39,157	¥28,957	¥103,337

Attributable to owners of the parent company	¥(25,856)	¥(3,350)	¥36,170	¥26,483	¥101,521
Attributable to non-controlling interests	910	2,520	2,987	2,474	1,816

Earnings (loss) per share attributable to owners of the parent company:
Basic earnings (loss) per share(2)	(58.7)	(6.1)	65.8	48.2	159.8
Diluted earnings (loss) per share(2)	(58.7)	(6.1)	65.8	48.2	159.8

Notes:

(1)

In this table, share of loss of a joint venture accounted for using the equity method for the years ended March 31, 2023, 2024, and 2025 is included as a part of share of profit (loss) of investments accounted for using the equity method.

(2)	On November 15, 2025, we split our common stock at a ratio of 1:200. Basic earnings (loss) per share and diluted earnings (loss) per share retrospectively reflect the split.

	As of April 1, 2023	As of March 31,		As of December 31, 2025
		2024	2025
		(in millions of yen)
				(unaudited)
Summary Consolidated Statements of Financial Position Data:
Cash and cash equivalents	¥859,313	¥744,323	¥369,811	¥506,230
Guarantee deposits	282,291	321,885	244,229	60,097
Call loans	98,000	116,083	63,000	106,000
Accounts receivable	188,111	137,760	141,054	210,970
Loans and advances to customers	1,217,427	1,528,552	1,927,607	2,325,178
Securities	468,837	769,157	1,075,748	1,606,245
Total assets	3,288,268	3,806,382	4,042,105	5,172,163
Deposits	1,876,176	2,136,577	2,385,939	2,980,991
Accounts payable	673,063	808,449	949,397	1,210,825
Borrowings	494,540	603,218	399,578	568,309
Total liabilities	3,096,728	3,615,131	3,818,374	4,851,934
Total shareholders’ equity	191,540	191,251	223,731	320,229

	For the year ended March 31,			For the nine-month period ended December 31,
	2023	2024	2025	2024	2025
	(in millions of yen, except per share amounts)
				(unaudited)
Summary Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	¥(194,702)	¥49,975	¥155,849	¥302,004	¥465,814
Net cash provided by (used in) investing activities	190,014	(273,383)	(319,977)	(238,518)	(483,942)
Net cash provided by (used in) financing activities	31,986	107,930	(210,325)	(116,829)	154,500

Non-IFRS Financial Measures and Operating Metrics

In evaluating our business, we consider and use Adjusted EBITDA and Adjusted EBITDA Margin, which are non-IFRS financial measures, as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define Adjusted EBITDA as profit (loss) for the year (period) plus income tax expense (benefit), share of profit (loss) of investments accounted for using the equity method, depreciation and amortization, loss on disposal of property and equipment and intangible assets, amortization of contract cost, listing-related expenses, M&A-related expenses and net interest expense (income) from corporate borrowings and treasury assets. Share of profit (loss) of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for more details on Adjusted EBITDA and Adjusted EBITDA Margin.

The table below sets forth some of our key non-IFRS financial measures, together with the most directly comparable IFRS financial measures, and operating metrics for the periods indicated.

	For the year ended March 31,			For the nine-month period ended December 31,
	2023	2024	2025	2024	2025
	(in millions of yen, unless otherwise indicated)
Operating profit (loss)	¥(20,548)	¥11	¥35,510	¥28,184	¥61,008
Operating profit (loss) margin	(10)%	0%	12%	13%	22%
Profit (loss) for the year (period)	¥(24,946)	¥(830)	¥39,157	¥28,957	¥103,337
Profit (loss) for the year (period) margin	(12)%	0%	13%	13%	37%

Non-IFRS Financial Measures:
Adjusted EBITDA(1)	¥(3,356)	¥21,078	¥58,650	¥44,647	¥82,538
Adjusted EBITDA Margin(2)	(2)%	8%	20%	20%	30%

	(in trillions of yen, unless otherwise indicated)
Operating Metrics:
Consolidated
Total GMV(3)	¥10.47	¥12.73	¥15.68	¥11.56	¥14.29
Payment segment
Payment Segment GMV(4)	¥10.20	¥12.46	¥15.39	¥11.34	¥14.05
Take Rate(5)	1.63%	1.70%	1.61%	1.62%	1.63%
Cost Rate(6)	1.83%	1.73%	1.42%	1.40%	1.27%

	For the year ended March 31,			For the nine-month period ended December 31,
	2023	2024	2025	2024	2025
	(in trillions of yen, unless otherwise indicated)
PayPay MTU (millions of users)(7)	30.3	33.2	37.2	36.2	40.0
PayPay Number of Transactions (millions of transactions)(8)	5,137.4	6,367.7	7,806.6	5,810.7	6,884.7
Financial service segment
PayPay Bank Balance of Deposits (billions of yen)(9)		¥1,685.2	¥1,841.0	¥1,912.7	¥2,281.9
PayPay Bank Balance of Loans (billions of yen)(10)		723.8	926.9	858.6	1,098.3

Notes:

(1)

Adjusted EBITDA is defined as profit (loss) for the year (period) plus income tax expense (benefit), share of profit (loss) of investments accounted for using the equity method, depreciation and amortization, loss on disposal of property and equipment and intangible assets, amortization of contract cost, listing-related expenses, M&A-related expenses and net interest expense (income) from corporate borrowings and treasury assets. Share of profit (loss) of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total revenue.
(3)

Total GMV, or gross merchandise value, is defined as the total of PayPay Balance GMV, PayPay Credit GMV, PayPay Card GMV and PayPay Bank Visa Debit Card GMV, excluding the GMV of cancelled transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Financial Performance, Key Metrics and Financial Highlights—Gross Merchandise Value (GMV)” for a discussion of GMV.

(4)	Payment Segment GMV is defined as the total of PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV, excluding the GMV of cancelled transactions.
(5)	Take Rate is defined as Payment segment’s total revenue divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).
(6)	Cost Rate is defined as Payment segment’s operating expenses divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).
(7)

PayPay MTU is defined as the number of unique users who completed at least one payment per month that contributes to PayPay Balance or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions. PayPay MTU over a quarterly or annual period represents the figure from the last month in the relevant period.

(8)

PayPay Number of Transactions is defined as the total number of completed transactions that contribute to PayPay Balance GMV or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions.

(9)	PayPay Bank Balance of Deposits is defined as the sum of demand deposit and time deposit.
(10)	PayPay Bank Balance of Loans is defined as the sum of mortgage loans, overdraft and other.

RISK FACTORS

Investing in ADSs representing shares of our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest. The risks and uncertainties described below may not be the only ones we face. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of ADSs representing shares of our common stock could decline, and you could lose part or all of your investment. See also the sections titled “Special Note Regarding Forward-Looking Statements and Industry Data.”

Risks Related to Our Business

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and satisfaction, and our business, results of operations, financial condition, cash flows and prospects could be adversely affected.

We have experienced significant expansion of our business since the launch of our PayPay app and anticipate that we will continue to grow our merchants and our user base and to launch new services to take advantage of market opportunities. Following our acquisition of PayPay Card Corporation in October 2022 and the recent consolidation of PayPay Bank Corporation and PayPay Securities Corporation, we expect to achieve even more significant growth as we leverage newly gained synergies and expand our array of service offerings. We are investing in our operational capabilities, including by increasing our product development costs and expenses related to our internal IT systems, in order to support such growth and initiatives, but if we do not maintain our current rate of growth or realize our targeted growth, our business, results of operations, financial condition, cash flows and prospects could be materially and adversely affected. Many factors may contribute to a decline in our growth rates, including increased competition, slowing demand for our services from existing and new users, reduced market acceptance of our existing services, transaction volume and mix, lower sales by our merchants, our merchants seeking to reduce the fees we charge to them, general economic conditions, including a decline in consumer spending power as a result of rising interest rates, government actions and policies or a failure by us to continue capitalizing on growth opportunities. With the development of our business, having captured a large market share for code-based payment settlement services, we may face challenges to continue growing the scale of our business and Total GMV as we have targeted with respect to our payment settlement services business and to grow our financial services business in line with our expectations. Even if we grow as targeted, we cannot assure you that our current and planned systems, policies, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. It may become increasingly difficult to manage our growth as our operations continue to grow and become increasingly complex. Our failure to manage growth effectively could seriously harm our business, results of operations, cash flows and financial condition.

To effectively manage operations and personnel growth, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require the allocation of valuable management resources to expand our systems and infrastructure, particularly in connection with hiring and training engineers and other personnel, without any assurances that our revenue will increase. We also believe our corporate culture has been and will continue to be a valuable component of our success. As we expand our business and mature as a listed company, we may find it difficult to maintain our corporate culture, including our innovative and entrepreneurial spirit. Failure to manage our anticipated growth and organizational changes while preserving our corporate culture could reduce our ability to recruit and retain personnel, innovate, operate effectively, and execute on our business strategy, potentially adversely affecting our business, results of operations, cash flows and financial condition.

If we fail to attract new users, retain our active users or expand the scope of our relationship with our active users, our business, results of operations, financial condition, cash flows and prospects could be materially and adversely affected.

Our success depends, in part, on our ability to attract new users to our payment settlement and other financial services, including for our PayPay app as well as our service offerings by PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation, in order to increase revenue. Our success also depends on our ability to retain our active users. We generate revenue when users use our services, such as when they transact and pay for products and services using our PayPay app. If we are not able to continue to grow our user base and retain our active users, we will not be able to continue to grow our merchant network or our business effectively. The attractiveness of our platform and services to users depends upon, among other things: the number and variety of merchants and the mix of services available through our platform; our brand and reputation; user experience and satisfaction; consumer trust and perception of our solutions, including with respect to privacy and security; consumer trust and perception of payment applications and other financial products, including credit cards, loans and securities accounts; technological innovation; the rate or return to our users with respect to PayPay Points; and products and services offered by competitors. Our marketing efforts currently include digital and print marketing and the extensive use of promotional discounts and offers to our merchants and users. In order to increase revenue, we have aggressively used financial incentives to encourage customers to use our services. While our marketing and promotion expenses as a percentage of our revenue have been decreasing, decreases in the incentives we offer could negatively impact the use of our services by customers and result in a decrease in revenue. For example, on February 4, 2026, we announced some changes to our PayPay Points reward program, which will narrow some of the ways users will be able to earn PayPay Points from June 2026. See “Business—PayPay Points—Changes to PayPay Points Rewards Program.” In that event, we may need to introduce new incentives or other marketing initiatives, and our marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may become difficult. Some of our affiliated companies, our merchants and government entities also grant PayPay Points as incentives to increase sales of their own products and services or to promote cashless payment, and as a result, the majority of the cost of PayPay Point incentives are borne by third parties (principally affiliated companies but also our merchants and local governmental agencies in Japan). If in the future such third parties decrease their use of PayPay Points as consumer incentives, our user acquisition and retention could be adversely affected. See “—We may not be able to maintain and strengthen the ecosystem effects of our platform, which could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects.” for a further discussion on the network effects and risks related to collaborations with our affiliated companies. With respect to our PayPay app, because we already have acquired a user base of approximately 72 million registered users as of December 31, 2025, we may not be able to continue increasing our number of users at the same rate as previously, which may also contribute to difficulty in generating a meaningful return on new marketing initiatives. If we do not continue to attract new users to our platform or services or are unable to retain our active users, our business, results of operations, financial condition, cash flows and prospects could be materially and adversely affected. As we continue to grow our business, we expect the rate at which we increase the number of new users to decrease as we shift our focus to our active users.

Our future growth also largely depends on our ability to generate increased usage across all of our services and higher transaction volume from our active users. If we are unable to successfully implement our latest initiatives to increase the value of transaction volume utilizing our services by existing users, including incentivizing PayPay Card holders to use their cards as their primary credit card and growing PayPay Bank deposit accounts and PayPay Securities investment accounts, our revenue growth may be adversely affected. From September 2023, we started to charge an additional fee to users that load their PayPay Balance through the SoftBank/Y! Mobile mobile carrier billing service twice or more per month. As a result of such changes and similar changes in the future, we may lose a certain percentage of our existing users that are inconvenienced by these changes in our services and our fee structure. Furthermore, other external factors such as rising interest rates and as a result users electing to keep their funds in deposit accounts with other financial institutions which pay interest instead of deposited with us as PayPay Money may negatively affect our ability to increase our transaction volume.

Our ability to retain and grow our user base depends on the willingness of users to continue using our platform and services. If we fail to retain our relationship with existing users or if we do not continually expand transaction volumes from users on our platform or services, our business, results of operations, financial condition, cash flows and prospects would be materially and adversely affected.

If we are unable to attract new merchants to utilize our services, grow our relationships with our existing merchants, and increase transaction volumes across our payment settlement services, our business, results of operations, financial condition, cash flows and prospects could be materially and adversely affected.

Our growth in payment settlement services substantially depends on our ability to acquire new merchants, maintain and grow our relationships with existing merchants and increase the volume of transactions processed using our services. We rely on the continuing growth of our merchant relationships and our distribution channels in order to expand our GMV and our operations. Additionally, having a diversified mix of merchants is important to mitigate risk associated with changing consumer spending behavior, economic conditions and other factors that may affect a particular type of merchant or industry. We derive revenue for our payment settlement business primarily from the fees earned from merchants for our payment settlement services. If we are not able to attract new merchants and retain existing merchants or increase transaction volumes of our payment settlement services, our payment platform may struggle to gain wider acceptance among new merchants, which in turn may impede our ability to grow our revenue. The attractiveness of our payment settlement services to merchants and their willingness to partner with us depend upon, among other things: the variety and quality of service offerings; payment options offered to users; the degree of consumer penetration; the strength of our brand and reputation; the amount of fees that we charge; our ability to sustain our value proposition to merchants for consumer acquisition by demonstrating higher conversion at checkout; the attractiveness to merchants of our technology and data-driven platform; and our competitors’ offerings. Because our PayPay app is mostly used to purchase everyday items that are relatively low in price per transaction, it is critical that we continue to increase the volume of transactions processed with our services, including by leveraging revolving and installment payments provided by PayPay Card Corporation, in order to achieve our targeted GMV. In recent years, because the amount of online payments by consumers has increased as a result of the growth of e-commerce, we intend to focus in particular on increasing the volume of online transactions processed with our services. However, there is no guarantee that we will increase the volume of online transactions in the manner that we anticipate. In addition, if the average price per transaction and the frequency of transactions per user do not increase in line with our expectations, we also may not be able to achieve our targeted GMV.

Moreover, we may experience attrition of our merchant relationships due to several factors, some of which are outside our control, including business closures, bankruptcy, financial distress, transfers of merchants’ accounts to our competitors, cancellations and account closures that we initiate due to heightened credit risks relating to contract breaches by merchants or a reduction in sales, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, our results of operations and growth to date have been partially driven by the growth of our merchants’ own businesses and the resulting growth in GMV. Should the rate of growth of our merchants’ businesses slow or decline, this could have an adverse effect on transaction volumes and therefore an adverse effect on our financial condition, cash flows and results of operations.

Further, we acquire merchants both directly as well as through third-party agencies. Our contracts with merchants typically have a term of one year with automatic renewal, and the terms of such contracts allow these merchants to terminate the contracts without cause by giving notice as per the terms of the agreement. In addition, our contracts with merchants that sign up with us through third-party agencies are terminated if our agreement with the third-party agency is terminated. We have no guarantee of income under these agreements or minimum requirements for the use of our services. Merchants may seek price reductions when expanding or changing their products and services with us and/or when the merchants’ businesses experience significant volume changes. In addition, because introduction costs of other payment settlement services are relatively low, and our contracts with merchants are non-exclusive, our merchants often have arrangements with multiple payment service providers, primarily in order to mitigate certain risks, such as downtime, delayed response time or default by a payment service provider, as well as to maximize conversion by offering a complete array of payment methods available. Therefore, these merchants could shift business away from us at any given time without necessarily terminating their contracts with us. If our contracts with our merchants are terminated or if these merchants shift business away from us, or if we are unsuccessful in achieving high renewal rates and favorable contract terms, our business, financial condition, cash flows and results of operations could be materially and adversely affected. In particular, our larger merchants, such as convenience store chains and major drug store chains may develop and prioritize the use of their own payment services, or may terminate their contracts with us and exclusively use their own payment services, in the future, which could materially and adversely affect our results of operations. With respect to our contracts with merchants of our credit card merchant acquiring business, the term is typically one year with automatic renewal for an additional year, unless terminated. If we are unable to maintain high renewal rates as well as favorable terms for these contracts, our business, financial condition, cash flows and results could also be materially and adversely affected.

If we fail to retain any of our larger merchants or a substantial number of our smaller merchants, if we do not acquire new merchants, if we do not increase transaction volumes on our platform, if merchants do not adopt payment settlement services we offer or if we do not attract and retain a diverse mix of merchants, our business, results of operations, financial condition, cash flows and prospects would be materially and adversely affected.

We may face challenges in maintaining and expanding synergies between our code-based payment settlement services and our credit card payment services.

As part of our efforts to increase the volume of transactions of our payment settlement services and grow our business overall, we acquired PayPay Card Corporation, including the credit card merchant acquiring business of Yahoo Japan, from Yahoo Japan Corporation (currently LY Corporation) in October 2022. PayPay Card Corporation was primarily focused on offering credit cards to users of Yahoo Japan’s shopping platforms. We aim to continue expanding the synergies between our PayPay app payment settlement services and our credit card payment services. For example, upon successful completion of the application process, a virtual PayPay Card is made available to users directly on the PayPay app to give users the option of selecting credit card-based payment, and this has led to an increase in the use of our credit card payment services by PayPay app users. We expect our expanding PayPay app user base will enable us to continue increasing the number of users of PayPay Card. However, we may not be able to continue to maintain and expand these synergies or to expand our credit card business in line with our expectations or at all.

A significant portion of our targeted revenue growth is dependent on increasing consumer and business spending on credit cards issued by PayPay Card Corporation and growing the amount of revolving credit, installment sales, credit balances and cash advances. We have invested in a number of related growth initiatives, including to attract new card members, retain existing card members and capture a greater share of customers’ total spending and borrowings. In order to fully execute such initiatives, for a period of time, we significantly increased the number of PayPay Card Corporation’s employees. In addition, we changed our credit card approval criteria in order to increase the approval rate, and as a result, our current credit card approval rate for new applicants of PayPay Card has increased to over 70%. However, this increase in our credit approval rate could result in us extending credit to users with greater credit risk, and may increase our exposure to credit risk as well as increase the delinquency rates of our credit card receivables, which could materially and adversely affect our results of business, results of operations, cash flows and financial condition.

Despite our investments in growth initiatives, including the adoption of generative AI to increase our operational efficiency, there can be no assurance that our investments towards growing our credit card business will continue to be effective or that we will be able to achieve the targeted increase in Total GMV of our payment settlement services as a result of expanding our credit card business. In addition, if we develop new credit card products or offers that attract customers looking for short-term incentives rather than incentivize long-term loyalty, card member attrition and costs could increase. Further expanding our service offerings, maintaining cost synergies across all of our services, adding user acquisition channels and forming new partnerships or renewing current partnerships could increase in cost in the future, adversely impact our average discount rate or dilute our brand, any of which could have a material adverse effect on our results of business, results of operations, cash flows and financial condition.

Our ability to continue to successfully operate and grow PayPay Credit is subject to several risks.

PayPay Credit, our payment service integrated in our PayPay app, allows users to pay for goods and services at participating merchants by using credit extended through PayPay Card Corporation. Users of the PayPay app who have applied for and have been approved for PayPay Card can then access PayPay Credit directly in the PayPay app as one of their payment options. PayPay Credit users can opt to pay for their purchases made during a given month in a lump sum in the following month for no additional fee or can pay for their purchases on a revolving basis, in which case interest is charged to the user in the same manner as with other credit card balances. GMV of PayPay Credit accounted for 22.0% of our Total GMV for the year ended March 31, 2025, and we aim to increase the proportion of GMV generated with PayPay Credit as part of our growth initiatives to expand our credit portfolio and increase interest income. However, there can be no assurance that we will be able to continue to grow PayPay Credit and increase its contribution to total revenue in the long term.

Our ability to continue to successfully operate and grow PayPay Credit is subject to our exposure to credit risk, as described below in “—We are exposed to credit risk and the ability of various counterparties to pay us, which could have a material adverse effect on our results of operations, cash flows and financial condition” as well as the following risks:

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Integration with the PayPay app. Because PayPay Credit is integrated in our PayPay app, any issues with our PayPay app could prevent PayPay app users from using PayPay Credit, which would negatively affect our results of operations and could damage our reputation. A decrease in the number of users of our PayPay app, whether due to issues or concerns in the app itself or as a result of changes in user preferences, could also negatively impact our PayPay Credit user base and our results of operations.

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Competition. Our PayPay Credit payment service competes against credit card companies as well as providers of “buy-now-pay-later” services in Japan, and such competitors may offer more convenient or attractive services to their customers, including lower interest rates, longer installment payment periods or longer payment deferral periods. Intense competition could prevent us from attracting new users of PayPay Card, which is a condition to access PayPay Credit, which could have a direct impact on our ability to grow our PayPay Credit user base. See “—We participate in markets that are competitive with continuously evolving technology and consumer needs, and if we do not compete effectively with established companies and new market entrants, our business, results of operations, cash flows and financial condition could be materially and adversely affected.”

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Regulatory compliance risk. In offering our PayPay Credit service, we must operate in compliance with applicable regulatory restrictions related to permissible interest rates and other terms relating to the extension of consumer credit. Ensuring compliance with such laws and regulations can be time consuming and costly. See “—Risks Related to Laws, Regulations and Compliance—Failure to comply with the existing laws and regulations applicable to our business could subject us, or our subsidiaries or our associates, as applicable, to enforcement actions and penalties and otherwise harm our business, as well as divert our management’s attention and resources and result in increased costs.”

Any failure to successfully integrate PayPay Bank Corporation and PayPay Securities Corporation with our group could materially and adversely impact our future business and operations.

In April 2025, upon the completion of a series of transactions, PayPay Bank Corporation and PayPay Securities Corporation became consolidated subsidiaries of ours. The integration of PayPay Bank Corporation and PayPay Securities Corporation into our operations may be a complex and time-consuming process and may not be successful. Potential risks stemming from these transactions include:

•	the assumption of unknown or underestimated liabilities, including if we are unable to enforce indemnity provisions in the transaction agreements;

•	the challenge of managing larger and more complex operations and facilities, and employees from a variety of corporate cultures;

•	inability to hire and retain key management personnel and employees of the acquired businesses;

•	inability to realize cost and operating synergies or other expected benefits;

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an increase in overall cost as a result of an increase in compliance risk and costs related to the regulated nature of the acquired businesses, especially due to the highly regulated nature of the industry the acquired businesses operate in, which could also result in the inability to achieve the integration that was anticipated; and

•	a reduction or perceived reduction in our financial strength.

While we already collaborated with both PayPay Bank Corporation and PayPay Securities Corporation prior to these transactions, we believe that these consolidations will allow us to diversify our financial services offerings and further grow our business. However, even if we successfully integrate these businesses into our operations, there can be no assurance that we will realize the anticipated benefits and synergies resulting from the acquisitions. Our failure to successfully integrate these businesses or to realize the anticipated benefits and synergies resulting from the acquisitions as expected, or at all, may have a material adverse effect on our future business and operations.

If we fail to successfully integrate PayPay Bank Corporation and PayPay Securities Corporation into our operations, our business may be adversely affected, or we may suffer reputational damage as a result. For example, if we experience a disruption in our services that is linked to post-merger integration measures such as a significant reduction in our workforce, this could have an adverse impact on the effectiveness of our operation or our reputation. In addition, depending on the severity of the service disruption, we could receive a business improvement order from the Financial Services Agency of Japan, or the FSA, which could require us to implement costly and time-consuming remediation measures. Complying with such business improvements order could also divert our management’s attention and resources and may have a material adverse effect on our business and results of operations.

We may not be able to realize the anticipated benefits, synergies and efficiencies from the integration of PayPay Bank Corporation and PayPay Securities Corporation.

The integration of PayPay Bank Corporation and PayPay Securities Corporation into our business is an integral part of our strategy to generate sustainable growth and expand our ability to deliver comprehensive financial services to our users. To that end, we aim to realize benefits, synergies and efficiencies related to, among other things, increases in cross-selling opportunities among our payment and financial services, increases in total revenue, increased user acquisition, the integration of the financial services offered by PayPay Bank Corporation and PayPay Securities Corporation directly in our app, and lower customer acquisition costs. See “Business—Our Growth Strategies.” However, there can be no assurance that we will be able to realize the benefits, synergies and efficiencies that we anticipate. Specifically, the expected benefits, synergies and efficiencies resulting from the integration of PayPay Bank Corporation and PayPay Securities Corporation are subject to, among other things, the following uncertainties:

•	a gap between the needs of the users of our payment settlement services and the financial services offered by PayPay Bank Corporation and PayPay Securities Corporation;

•	our inability to market our financial services effectively to our payment services user base in order to grow our financial services;

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issues with any of our payment or financial services, whether caused by us or third parties, which could adversely affect our users, negatively impact our reputation and discourage our users from using our other services, thereby diminishing cross-selling opportunities;

•	a lack of competitiveness of the services that we offer through our app, which could hinder cross-selling among our services;

•	our failure to or any difficulty in effectively promoting the adoption of our eKYC passport in order to drive user acquisition;

•	our inability to fully leverage our proprietary data-driven credit model, which could hinder our ability to assess borrower risk in line with our expectations;

•	uncertainties regarding the growth of internet banking and securities brokerage services in Japan, which could negatively impact our ability to grow our financial services; or

•	our inability to effectively reduce customer acquisition costs, which could in turn negatively impact our profitability.

Our failure to successfully realize the anticipated benefits, synergies and efficiencies as expected or at all could have a material adverse effect on our future business and results of operations.

We may not be able to maintain and strengthen the ecosystem effects of our platform, which could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects.

Our users and merchants interact with each other in our ecosystem to create very strong network effects which drives our further growth. Our collaboration with LY Corporation, with respect to the LINE app as well as Yahoo! Japan’s ecommerce platform, and other affiliated companies, such as SoftBank Corp., to extend PayPay Points to their user bases strengthens these effects. There can be no guarantee that these companies will maintain the same level of promotion and collaboration in the future. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

•	maintain a high level of engagement and activity of users and merchants on our platform;

•	improve the quality of our consumer insights;

•	consistently innovate and improve the services offered on our platform;

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increase the effectiveness of features enabling businesses and partners to engage with users on our platform, including by enabling merchants to offer coupons and incentives in the form of PayPay Points; and

•	provide users more opportunities to receive and use PayPay Points.

In addition, changes that we implement to our platform to improve the user and merchant experience may not have the intended effect, which could adversely impact certain groups of users or merchants. To the extent we are not able to address the needs and demands of any particular participant group, those participants may spend less time and resources on our platform and may conduct fewer transactions or use alternative platforms, any of which could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects. Changes in the level of our collaboration and cross-promotion with LY Corporation or other affiliated companies could also significantly affect the user activities of our platform. See “—Risks Related to SoftBank Group Corp. and SoftBank Group Companies—We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.”

There is no assurance that our alliances with the shareholders of our consolidated subsidiaries and equity-method affiliates will be successful.

We currently have alliances with the shareholders of PayPay Bank Corporation and PayPay Securities Corporation, which are both consolidated subsidiaries of ours, and shareholders of PayPay SC Corporation, which is an equity-method affiliate of ours. Specifically, we currently hold 75.5% of the common shares of PayPay Bank Corporation, while Sumitomo Mitsui Banking Corporation, Fujitsu Ltd., Taiju Life Insurance Company Limited and Sumitomo Life Insurance Company hold 21.5%, 2.4%, 0.2% and 0.2% of the common shares, respectively. Similarly, we currently hold 75.2% of the common shares of PayPay Securities Corporation, while Mizuho Securities Co., Ltd. holds 24.8% of the common shares. In addition, we hold 34% of the common shares of PayPay SC Corporation, while SB Payment Service Corporation and SB C&S Corp. holds 33% and 33% of the common shares, respectively. PayPay SC Corporation was a joint venture that was established in 2024 to further expand the use of PayCAS, a unified cashless payment terminal with POS integration functionalities.

The success of our alliances depends on our ability to cooperate strategically with the other shareholders of PayPay Bank Corporation, PayPay Securities Corporation and PayPay SC Corporation. However, we may encounter difficulties in managing relationships with such shareholders. For example, they may have economic or business interests or goals that are inconsistent with ours; take actions contrary to our instructions, requests, policies or objectives; be unable or unwilling to fulfill their obligations; have financial difficulties; or have disputes with us as to their rights, responsibilities and obligations. In addition, because the other shareholders of PayPay Bank Corporation and PayPay Securities Corporation include major traditional financial institutions, they may be unable or unwilling to make decisions regarding our alliances quickly and efficiently. Any of these factors may have a material adverse effect on the performance of PayPay Bank Corporation or PayPay Securities Corporation. If relationships deteriorate to a level that is beyond repair, the affected alliance may need to be terminated or there may be a change in shareholding of the affected entity.

In addition, because PayPay Bank Corporation, PayPay Securities Corporation and PayPay SC Corporation are currently not wholly owned subsidiaries of ours, we may decide in the future to acquire additional shares of PayPay Bank Corporation, PayPay Securities Corporation or PayPay SC Corporation to make them wholly owned subsidiaries of ours. With respect to PayPay SC Corporation, we may first decide to acquire additional shares to make PayPay SC Corporation a consolidated subsidiary of ours, resulting in business combination under common control, which may require retrospective consolidation, in which case we may need to restate our financial statements for prior periods. We may not be successful in completing such transactions to acquire additional shares in PayPay Bank Corporation, PayPay Securities Corporation and PayPay SC Corporation if negotiations with the other shareholders do not prove to be successful. In addition, such potential acquisitions with respect to PayPay Bank Corporation and PayPay Securities Corporation may be subject to strict scrutiny by regulators, which may make the acquisitions costly and time consuming.

If the cashless payments industry and the digital financial services industry in Japan do not continue to expand and develop as we expect, our business, financial condition and results of operations could be adversely affected.

Because we operate primarily in the cashless payments industry, the expansion of this industry, in terms of numbers of users using our services and numbers of and relationships with our merchants and other business partners, and the continued adoption of cashless payments by consumers and merchants are essential to our growth strategy and our ability to increase our revenue and expand our operations. Our business, financial condition and results of operations could be materially and adversely affected if the growth of the cashless payments industry in Japan does not continue in line with our expectations. In particular, the cashless payments industry may not expand or develop as we expect due to factors specific to Japan, including potentially higher resistance to the adoption of cashless payment by individual users or merchants in Japan as compared to other markets. Although the Japanese government and Japanese local governments have encouraged the use of cashless payments by both consumers and merchants and are promoting ways to further increase the adoption of cashless payments in order to promote a cashless society, some of the more significant measures implemented to promote the use of cashless payments such as MyNaPoint (a point redemption incentive to encourage the use of MyNumber social security cards—a government-issued social security card that can be used as, among other things, a health insurance card and for online income tax return filing, etc.—in Japan) have been discontinued, and Japanese users of cashless payments have generally had security concerns with respect to the adoption of such services and continue to rely on cash for a significant proportion of day-to-day transactions. As a result, Japan has a lower rate of adoption of cashless payment services as compared to other developed economies, such as South Korea, China, the United States or some countries in Europe, and there can be no guarantee that the use of cashless payment services in Japan will grow to the same extent as that seen in other advanced economies.

The termination of subsidies to promote cashless settlement may also result in a slowdown of the growth of the cashless payment industry in Japan. In addition, initiatives by the Japanese government and Japanese local governments to promote the use of cashless payments may also not result in or continue to result in the anticipated benefits. For example, the introduction of the payment of employees’ wages by employers with cashless settlement may not become widely accepted. Furthermore, since April 2023, the Bank of Japan has been proceeding with a pilot program for the “digital yen,” and if in the future the Bank of Japan decides to issue a central bank digital currency, this may significantly impact the cashless payments industry in Japan and force us to make significant changes to our business model. The Bank of Japan has already taken preliminary steps in considering the issuance of a central bank digital currency by establishing the Central Bank Digital Currency Forum in July 2023, which consists of 60 entities from various industries, including the banking, payment services and fintech industries. The forum held its fourth general meeting in June 2025 and continues to work on the development of a pilot program for a central bank digital currency system in Japan.

Moreover, the expansion of the digital financial services industry is also essential to our growth strategy and our ability to increase revenue. Our business, financial condition and results of operations could be adversely affected if the growth of the digital financial services industry as a whole decelerates. In particular, while we believe there is room for further growth in the digital financial services industry in Japan based on the growing number of users of the internet and smartphones generally, the industry may not expand or develop as we expect due to increasing saturation of online services markets or other factors. If growth of the digital financial services industry slows or ceases and we are unable to expand our business as a result, our results of operations and overall growth prospects could be materially and adversely affected.

The development and growth of the Japanese cashless payment industry and digital financial services industry could also be affected by regulations that inhibit the use of such services, growing concerns around information security and privacy issues, especially in relation to personal information, adverse economic trends, increasing competition, development of disruptive or competing technologies, costs incurred by merchants to introduce cashless payment systems or other factors.

We had a history of losses in the past and we only recently achieved profitability, which we may not be able to maintain, and we may record losses and negative cash flow in the future.

We achieved profit for the year of ¥39.2 billion for the year ended March 31, 2025 and profit of ¥103.3 billion for the nine-month period ended December 31, 2025. However, we had recorded loss for the year every year since our inception through the year ended March 31, 2024. Historically, we invested in significant promotional expenses to expand our merchants and our user base and our business strategy is to continue to maintain a significant scale in terms of GMV, users and merchants and to achieve sustainable profitability through revenue diversification and effective cost management. Maintaining profitability will depend on our ability to continue our positive growth trajectory in terms of merchants, users and GMV while controlling our expenses, such as user acquisition costs. If we are unable to achieve our targeted GMV growth or adequately manage the level of our promotional and other expenses even if we achieve our GMV targets, there is no assurance that we will be able to maintain profitability in the future. Because the market for our payment and financial services is evolving, it is difficult for us to predict our future results of operations or the extent of our market opportunity. We expect our operating expenses to increase as we hire additional personnel, broaden our marketing efforts and promotional activities, expand our operations and infrastructure, continue to enhance our brand, expand our services, and expand and improve our interface. These initiatives may be more costly than we expect and may not succeed in achieving our targeted growth in GMV and revenue. In addition, because we have only recently acquired the shares of PayPay Bank Corporation and PayPay Securities Corporation to make them consolidated subsidiaries of ours, we are actively working on the integration of PayPay Bank Corporation and PayPay Securities Corporation with our existing operations. We have developed new initiatives in connection with the anticipated synergies from the integration of PayPay Bank Corporation and PayPay Securities Corporation, such as cross-selling opportunities, to further grow our business and increase our profitability, but these initiatives may not be successful. If these initiatives are unsuccessful, we may not be able to increase our revenue to exceed our increased operating expenses, which would have a negative impact on our overall profitability. Furthermore, when we become a listed company, we will incur additional significant legal, accounting and other expenses that we did not incur as an unlisted company. Any failure to increase our revenue sufficiently to keep pace with our initiatives, investments, and other expenses could prevent us from maintaining profitability or positive cash flow on a consistent basis in future periods and could have a material adverse effect on our ability to continue as a going concern. We cannot assure you that we will maintain our profitability and may record losses again in the future.

Our ability to increase revenue and profitability, particularly for our Payment segment, depends on our pricing strategy and the expansion of our service offerings, both of which we may not be able to implement successfully.

Our pricing strategy for our payment settlement services constitutes a key component of our business plan to achieve a significant scale to enable us to continue to achieve profitability. Our pricing strategy previously focused on aggressive marketing of our PayPay app in order to acquire new merchants by reducing or eliminating payment settlement fees that the merchants would normally remit to us during initial promotional periods. We allowed small- and medium-sized merchants to utilize our PayPay app payment settlement services without having to pay us any payment settlement fees until October 2021. Since then, we have started to collect payment settlement fees from all participating merchants, although we sometimes offer reduced fees to newly joining large merchants that are strategically important for our business through negotiations on a case-by-case basis, and this pricing strategy results in lower revenue than what we would recognize if we collected payment settlement fees without such reduction in fees from all newly joining merchants. Because we no longer offer the type of incentives we previously offered, higher payment settlement fees or lack of or reduced incentives upon becoming a new PayPay merchant could also negatively impact our ability to acquire new merchants, which may decide to opt for the cashless payment services of our competitors if they offer more incentives, lower payment settlement fees or are otherwise more broadly used by consumers. Some competitors, in particular those providing code-based payment settlement services similar to ours as well as those providing other forms of cashless payment services, may be able to offer lower prices to merchants for similar services by cross-

subsidizing their payment services through other services they offer. Such competition may result in the need for us to alter the pricing we offer to our merchants and could reduce our potential revenue. In addition, as we grow, merchants may demand more customized and favorable pricing from us. Our competitors are continuously investing to innovate, grow their businesses and enhance consumer reach and engagement, and may outcompete us in any of these areas. Increased investments made, lower prices or innovative services offered by our competitors, as well as the low barriers to entry prevailing in our industry, may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may reduce our market share and materially and adversely impact our revenue growth, profitability, cash flows and financial condition.

We derive a majority of total revenue from our payment settlement services in our Payment segment. For the year ended March 31, 2025, revenue from payment settlement services in the Payment segment accounted for 61.7% of total revenue of our Payment segment. Our efforts to expand our sources of revenue depend on, among other things, our ability to broaden the scope of the services we offer, develop new technologies, enhance the functionality of our services and respond to the needs of our merchants and users. One element of our business strategy is to target revenue growth from the provision of additional services to our merchants and from the provision of additional financial services to our users. In particular, we have expanded the financial services we offer to our users through PayPay Bank Corporation and PayPay Securities Corporation. We aim to grow our revenue by offering convenient services to our users, such as PayPay Debit, which allows accountholders to make payments with merchants that accept PayPay code-based payments directly from their PayPay Bank deposit accounts. We also aim to grow the balance of deposit accounts for PayPay Bank Corporation by offering competitive interest rates to our users as well as the balance of investments that PayPay app users hold with various offerings through PayPay Securities Corporation, but there can be no assurance that we will be able to successfully implement such initiatives. In addition, such expansion of our financial services will increase our operating costs, which may negatively impact our profitability.

New services we introduce may be subject to technological challenges, including a shortage of engineers to build them, or regulatory requirements that are different than those for our existing businesses and with which we have limited or no experience. If we are unable to respond to those challenges or meet those requirements or we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Our failure to broaden the scope of our services that are attractive may inhibit the growth of our business, as well as increase the vulnerability of our core payments business to competitors.

We participate in markets that are competitive with continuously evolving technology and consumer needs, and if we do not compete effectively with established companies and new market entrants, our business, results of operations, cash flows and financial condition could be materially and adversely affected.

We face significant competition from companies that operate in the cashless payments industry and digital financial services industry. As the number of internet and smartphone users increase, many companies are moving into internet-related services across a wide spectrum or product categories and service formats.

Payment Segment

Our code-based PayPay app had a user base of approximately 72 million registered users as of December 31, 2025 but we face intense competition from other code-based payment settlement services as well as other forms of cashless payment, including credit cards, “buy-now-pay-later” services and e-money services of major transportation companies and retailers. We believe the principal competitive factors in our markets include industry expertise, platform scale and service features and functionality, ability to build new technology and keep pace with innovation, scalability, extensibility, service pricing, security and reliability, brand recognition, agility and speed to market. We compete in markets characterized by vigorous competition, rapidly changing and disruptive technology, changing merchant and consumer needs, evolving industry standards and frequent introductions of new services. We strive to use our technical expertise in developing a high-quality user interface and user experience, or UI/UX, to remain competitive and expand our business. We expect competition to remain intense as existing and new market entrants seek to enhance their cashless payment services to take advantage of increasing penetration of such services in the Japanese economy. Within our industry, there are low barriers to entry and the cost of switching between offerings is low. Users may have a propensity to shift to the provider offering the largest incentives, including those engaged in aggressive promotional campaigns, or services with the best UI/UX and commonly use more than one payment service. We compete with domestic and international companies and some of these companies may have greater financial resources and broader business lines than we do, which may provide them with competitive advantages. These companies may devote greater resources to the development, promotion, and sale of services, and they may offer lower prices or more effectively introduce their own innovative services that adversely impact our growth. In addition, if major traditional financial institutions decide to pool their resources to develop a new technology that is more convenient than our code-based payment app and renders the services we offer obsolete, our business may suffer irreparable harm. Further, as we and our competitors introduce new offerings and as existing offerings evolve, we expect to become subject to additional competition. For example, collaborations between convenience store chains and telecommunication companies, such as the collaboration between the telecommunications company KDDI and the convenience store chain Lawson, which is a jointly controlled entity accounted for under the equity method of KDDI, and offers a payment settlement service called “au PAY,” could negatively impact our business by reducing the use of our payment app at convenience stores that offer such collaborations due to other more attractive offerings. In addition, our current market position could change drastically if a new market entrant or any existing competitor were to introduce a new and attractive service incorporating more advanced technologies, such as biometric authentication or AI, that gains widespread acceptance. Increased competition could result in, among other things, a reduction of the revenue we generate from the use of our services, the number of participants on our platform or the frequency of use of our platform. Certain merchants have longstanding exclusive, or nearly exclusive, relationships with our competitors to accept payment cards and other services that we offer. These relationships may make it difficult or cost-prohibitive for us to conduct material amounts of business with them. On the other hand, our merchant agreements are non-exclusive, therefore allowing merchants to move to similar services offered by our competitors. Competing services tied to established brands may engender greater confidence in the safety and efficacy of their services. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business, results of operations, cash flows and financial condition could be materially and adversely affected.

A major part of our business strategy is to grow the market share, GMV and Take Rate of our credit card business through PayPay Card Corporation, including through growth in use of PayPay Credit, but we face significant competition in Japan’s credit card services market, including from competitors with a larger existing market share. Our competitors in the credit card services market are well-established and have strong existing customer bases and there is no assurance that we will be able to increase our market share and achieve our targeted synergies between our PayPay app payment settlement services and our credit card payment services to increase the number of PayPay Card holders and Total GMV of our credit card business. See “—We may face challenges in maintaining and expanding synergies between our code-based payment settlement services and our credit card payment services.” Some of our competitors may be able to offer lower prices to merchants for similar services by cross-subsidizing their payment services through other services they offer, and such competitors may be engaged in a broader range of businesses than we are.

Financial Service Segment

Our internet banking business that we operate through PayPay Bank Corporation faces significant competition from other internet banking providers as well as from traditional Japanese banking institutions, including commercial banks and regional banks, that have expanded their internet banking services and broadened their retail asset management and retail lending services. Our competitors include Rakuten Bank, Ltd., SBI Sumishin Net Bank, Ltd., Sony Bank, Inc. and au Jibun Bank Corporation. These competitors may provide loans or other products with more attractive terms than we do, such as lower interest rates, or offer a more comprehensive range of banking products than we offer and may have stronger brand recognition, larger customer bases, greater financial resources, more effective online or physical networks and more developed marketing, asset management and risk management capabilities relative to us.

Our online securities business that we operate through PayPay Securities Corporation faces direct competition from several other online securities firms as well as from full-service securities firms in Japan, many of which are cooperating closely with their affiliated commercial banks. We consider our primary competitors to include other online securities firms in Japan, such as Rakuten Securities, Inc., SBI Securities Co., Ltd., Matsui Securities Co., Ltd., Monex, Inc. and Mitsubishi UFJ eSmart Securities Co., Ltd. The full-service securities firms that we compete with include Nomura Securities Co., Ltd., Daiwa Securities Co. Ltd. and SMBC Nikko Securities Inc. In order to maintain and expand our user base, we must compete with other securities firms on factors such as commission rates, fees, UI/UX and the strength and attractiveness of our lineup of products and services. These competitors may provide a more comprehensive range of services and may be able to offer more competitive products, such as products with lower brokerage commissions, than we are able to provide.

In addition, while we believe that our ecosystem provides tangible benefits to our financial services customers, certain of our bank and securities firms competitors are part of corporate groups that provide similarly attractive membership and loyalty programs including point programs, including Rakuten Group, Aeon Group and NTT Docomo Group, and competition based on the attractiveness of such ecosystems is fierce.

Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our brand, or any unfavorable media coverage, could materially and adversely affect our reputation, business, financial condition, results of operations, cash flows and prospects.

We have developed a prominent brand that has contributed significantly to the success of our business. We enable participants in commercial and financial activities, including users and customers, merchants and financial institution partners to build and strengthen trust among each other. Maintaining, protecting, enhancing and promoting the trust in us, our products and services and our brand is critical to expanding the base of users and customers, merchants and financial institution partners of our products and services, as well as increasing their engagement with our products and services. Any negative publicity about our industry or us, the quality and reliability of our products and services, our risk management processes, changes to products or services, our ability to effectively manage and resolve merchant and user complaints, our privacy and security practices, litigation, regulatory activity, and the experience of merchants and buyers with our products and services, could materially and adversely affect our reputation and the confidence in and use of our products and services. In addition, because the “PayPay” brand is owned by us but used by other SoftBank Group companies pursuant to licenses or sublicenses to promote and market certain product and service offerings, any issues encountered with the provision of such offerings could potentially adversely impact our brand and reputation. For example, PayPay Insurance Service Corporation is a wholly-owned subsidiary of LY Corporation and is not under our direct control. See “—Risks Related to SoftBank Group Corp. and SoftBank Group Companies—We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.”

Many factors could undermine or damage the trust in us, our products and services or our brand, including, failure by us or our partners to satisfy expectations of our product or service and quality; inadequate protection of sensitive information; compliance failures and claims; employee misconduct; and misconduct by our partners, service providers, or other counterparties. For example, we may receive negative user reviews as a result of our recently announced changes to our PayPay Points reward program, which will narrow some of the ways users will be able to earn PayPay Points from June 2026, and this could have an overall negative impact on user confidence and trust in our products and services. See “Business—PayPay Points—Changes to PayPay Points Rewards Program.” In addition, with respect to our credit card business (including users of PayPay Credit to whom credit is extended through PayPay Card Corporation as well as credit extended through PayPay Bank Corporation), our credit collection activities could lead to reputational issues. Moreover, under the agreements with our merchants, the merchant is responsible for quality, quantity, timely delivery and price of the services offered by it and is further responsible for related customer support and dispute resolution services. However, instances of unsatisfactory services provided by one or more merchants may damage the trust that our users have in our brand and our services. We may receive negative reviews from users and become subject to legal notice and/or action, which may materially and adversely affect our reputation and the confidence in and use of our services. Such reputational damage can result even from incidents where we ultimately face no legal liability. If we do not successfully maintain the trust in us, our business, financial condition, results of operations, cash flows and prospects would be materially and adversely affected.

Unfavorable publicity could materially and adversely affect our reputation. Such negative publicity could also harm the size of our network and the engagement and loyalty of merchants, users and other participants that utilize our products and services, which could materially and adversely affect our business, cash flows, financial condition, and results of operations. As our products and services continue to scale and public awareness of our brand increases, any future issues that draw media coverage could have an amplified negative effect on our reputation and brand. In addition, negative publicity related to key brands we have partnered with or by any influencers may damage our reputation, even if the publicity is not directly related to us. For example, there have been news articles published about our PayPay app being used as part of certain fraud schemes. Although these fraudulent activities are completely unrelated to our business, any such negative publicity that we may receive could diminish confidence in, and the use of, our products and services and may result in increased regulation and legislative scrutiny of industry practices as well as increased litigation, which may further increase our costs of doing business and materially and adversely affect our brand. As a result, any impairment or damage to our brand, including as a result of these or other factors, could materially and adversely affect our business, reputation, cash flows, results of operations and financial condition. Many social media platforms publish their subscriber’s or participant’s content, often without filters on accuracy. The dissemination of inaccurate information regarding our business, brand and services online could materially and adversely affect our business, reputation, prospects, financial condition and operating results, regardless of the information’s accuracy. The damage may be immediate without affording us an opportunity for redress or correction.

We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate, and retain our employees could harm our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our executives and other key employees. If we lose the services of any member of management or any key personnel, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth.

To maintain and grow our business, we will need to identify, hire, develop, motivate, and retain highly skilled employees. Identifying, recruiting, training, integrating, and retaining qualified individuals requires significant time, expense and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Competition for highly skilled personnel, especially software engineers, is intense. We have established a subsidiary for product development in India, PayPay India Private Limited, in order to recruit talented software engineers, but there can be no assurance this initiative will succeed in securing qualified personnel over the long term. The rate of attrition of our software engineers is higher than our other employees, so we may need to invest significant amounts of cash and equity to attract and retain employees, particularly for software engineers, and we may never realize returns on these investments. As part of our efforts to attract and retain highly skilled employees, we have implemented a “Hybrid Style” policy, which in principle offers our employees the flexibility to work from anywhere in Japan. However, this remote work system may subject us to certain risks, including ineffective or inadequate training and supervision, reduced productivity, difficulty in maintaining our corporate culture and data security-related risks, among others. In addition, measures we take to reduce such risks may only be temporarily effective or not effective at all. If we are not able to add and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected, and our business and growth prospects may be materially and adversely affected. Furthermore, compared to prior years, we have started to encourage our employees to return to the office to the extent possible, and this policy change could lead to an increase in attrition rate if our employees or candidates are not amenable to the shift away from remote work.

One tool we use to attract and retain talented and high-performing employees, including members of our senior management, is the grant of stock options under a trust-type stock option plan, which our shareholders approved in August 2022. In light of the announcement on May 30, 2023 by the National Tax Agency of Japan regarding the tax treatment of stock options under trust-type stock option plans, stock options under such plans are subject to income tax upon the exercise of the options, which may result in a higher tax rate than originally expected, which could adversely affect the effectiveness of our stock option plan as a recruiting and retention tool. In light of such potential adverse effect on trust-type stock option plans, in April 2025, our shareholders approved plans to grant stock options to our directors, corporate officers and employees through tax qualified-type stock options and one-yen-exercisable at retirement-type stock options.

The “part-time” status of a majority of our directors or their positions in other companies may prevent them from devoting full attention to our company’s affairs, which could result in conflicts of interest and hinder our corporate governance.

The vast majority of our directors serve on a part-time basis, which means that they are not required to be constantly available to work at the company during business hours, are not subject to a duty of exclusive devotion to the company, and are responsible for monitoring the actions of executive directors and officers rather than executing business operations. In addition, the vast majority of our directors maintain significant positions in other companies. Accordingly, they do not devote their full-time attention to our company’s operations. This limited commitment could make them unavailable at critical times and may result in delays in making important business decisions. In addition, their involvement in other companies creates the potential for conflicts of interest in allocating time and effort between our company and their other obligations. There can be no assurance that any such conflicts, should they arise, will be resolved in our favor. Part-time directors might also be less able to effectively monitor management and provide oversight compared to full-time executives, which could weaken our governance practices. If our directors cannot dedicate sufficient time and focus to our affairs, our decision-making processes, strategic oversight, and overall business performance could suffer, potentially materially and adversely affecting our results of operations.

We rely on our suppliers and partners for our hardware, software and cloud services and any impediment in procuring these in a timely manner and at competitive costs, or at all, may have a material adverse effect on our business, operations, financial condition, and cash flows. We could also be subject to monetary and other penalties from payment card networks with respect to high-risk merchants.

Our ability to remain competitive depends, in part, on our ability to source and maintain a stable and sufficient supply of hardware, software and cloud services at desired prices. Many of our key hardware devices, key software services and cloud services come from a limited number of partners and suppliers located in Japan and overseas. We also rely on SoftBank Group companies in the provision of some of these services, which subjects us to certain risks. See “—Risks Related to SoftBank Group Corp. and SoftBank Group Companies—We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.” For example, we collaborate with SB C&S Corp., a wholly-owned subsidiary of SoftBank Corp. and the supplier of PayCAS, a unified cashless payment terminal with point-of-sale, or POS, integration functionalities, which we began leasing to select merchants in 2022 and made available to all merchants in April 2023. We also outsource the printing and delivery of our credit cards to third parties, and any production or sourcing issues could have an adverse impact on our ability to grow our credit card business. Furthermore, PayPay Bank Corporation utilizes various vendor resources for the core banking systems and data warehouse system related to its banking operations under our direction and supervision. If such vendors unexpectedly increased the prices for their services, this would result in an increase in costs for us and we may not be able to find an alternative vendor that offers comparable services at a lower price, which may have a material adverse effect on our financial condition and cash flows. In the event these partners and suppliers fail to provide hardware and services adequately, including as a result of errors in their systems or events beyond their control, or refuse to provide hardware and services on terms acceptable to us or at all, and we are not able to find suitable alternatives, our business may be materially and adversely affected.

In addition, our credit card business is reliant on payment card networks, which establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standard, govern a variety of areas, including how users may use their cards, the security features of cards, security standards for processing, data protection and information security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we might find difficult or even impossible to follow or costly to implement. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to us. Such changes may impact our ongoing cost of doing business, and we may not, in every circumstance, be able to pass through such costs to our users. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could disqualify us from processing transactions if satisfactory controls are not maintained. If we are unsuccessful in establishing or maintaining mutually beneficial relationships with these payment card networks, banks, and acquiring processors, our business may be materially and adversely affected.

We could be subject to monetary and other penalties from payment card networks if we fail to detect that merchants are engaging in activities that are illegal, contrary to the payment card network operating rules, or considered “high risk.” We must either prevent high-risk merchants from using our services or register such merchants with the payment card networks and conduct additional monitoring with respect to such merchants. Penalties could be material and could result in termination of our ability to accept payment cards or could require changes in our process for registering new merchants. This could materially and adversely affect our business.

Acquisitions, strategic investments and entries into new businesses could disrupt our business, divert our management’s attention, result in additional dilution to our shareholders, and materially and adversely affect our financial performance.

We have completed many acquisitions and strategic investments in the past in order to grow our business and will continue to actively acquire or invest in shares, businesses, apps, or technologies in financial-related and other industries that we believe could complement or expand our services, enhance our technical capabilities, or otherwise offer growth opportunities. In the ordinary course of business, we consider a broad range of potential opportunities, which may result in our pursuing significant acquisitions or other strategic transactions, including as a means to expand our business into industries or regions in which we have limited or no prior experience. However, we may be unable to find suitable target candidates or co-investors or may be unable to complete acquisitions on favorable terms, or at all, in the future and thus be unable to achieve our strategic objectives. If we complete such acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by customers or investors. Moreover, an acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses and adversely impacting our business, results of operations, cash flows and financial condition. In addition, we may be exposed to unknown liabilities and the anticipated benefits of any acquisition, investment or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company. We also may not achieve the anticipated benefits from the acquired businesses due to a number of factors, including difficulties resulting from the integration of technologies, IT systems, accounting systems, culture or personnel; disagreements with or termination of relationships with co-investors; diversion of management’s attention; litigation; use of resources; or other disruption of our operations. Regulatory constraints, particularly competition regulations, may also affect the extent to which we can maximize the value of our acquisitions or investments. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt. In general, the more significant a transaction is, including if we acquire shares or businesses of target companies with assets and liabilities that are substantial relative to our own, the more significant such challenges could become, and our results of operations and financial condition could be materially and adversely affected as a result. In addition, if an acquired business fails to meet our expectations, our business may be materially and adversely affected. From time to time, we may also explore potential strategic opportunities outside Japan. For example, we are currently in discussions with Visa Inc. (“Visa”) to enter into a business alliance to explore collaboration in Japan and the United States by leveraging our QR code-based payment platform and Visa’s global payment network and digital payment technologies. For more details, see “Business—Alliances with our Partners.” Though basic terms have been agreed upon, there can be no assurance that discussions will progress, that we will enter into any definitive agreements, or that any such collaboration, if pursued, will be implemented on terms favorable to us or at all. The business alliance relates to new strategic business initiatives, and the outcome of any implementation of such initiatives is highly uncertain. In the event such new strategic business initiatives are successful in their initial stages, we may require a sizeable upfront investment, and the potential expansion of our business abroad could divert our management’s attention and resources, which may have a material adverse effect on our business and results of operations. In addition, because our current management’s experience is focused in Japan, we may be unable to fully leverage our strengths and the know-how that we have accumulated towards operating a digital finance platform outside of Japan.

On September 16, 2025, we completed the acquisition of 40.0% of the issued and outstanding shares of common stock of Binance Japan Inc., or Binance Japan, through a third-party allotment of new shares. Prior to the acquisition, Binance Japan was a wholly owned subsidiary of Binance (AP) Holdings Limited, an affiliate of Binance, which is the operator of one of the largest cryptocurrency exchanges. Binance Japan operates a cryptocurrency exchange business in Japan based on the global infrastructure offered by Binance group. We may not be able to successfully realize the anticipated strategic benefits from the acquisition, including integrating Binance Japan’s business into our ecosystem, and developing compliant crypto-related services in Japan. In addition, the high volatility and uncertainty of crypto currencies could result in a loss in this business. In addition, Binance, as a group, has been the subject of various legal and regulatory actions in multiple jurisdictions, including criminal proceedings involving its founder in the United States and fines imposed by U.S. and other regulators. Although the criminal case against the founder in the United States has ended due to the issuance of a pardon, such actions and proceedings may negatively affect us or subject us to increased regulatory attention, all of which could have an adverse impact on our results of operations. Furthermore, because our investment in Binance Japan currently represents a minority interest, we have limited control or influence over Binance Japan’s operations, governance and compliance practices. Pursuant to the terms of the definitive agreement that we had entered into with Binance Japan and Binance (AP) Holdings Limited, Binance Japan and Binance (AP) Holdings Limited are obligated to discuss with us in good faith for our acquisition of additional shares of common stock of Binance Japan, following which Binance Japan could become a consolidated subsidiary of ours, which would be subject to prior consultation with the FSA. There is no guarantee that we will acquire any additional shares of Binance Japan or that Binance Japan and Binance (AP) Holdings Limited would agree to such acquisition. As a result, our ability to monitor and influence Binance Japan’s operations and protect our interests may be limited, and this could negatively affect the value of our investment and our results of operations.

We may not be able to obtain financing on favorable terms or at all to support our operation and satisfy our cash requirements.

We may require additional cash resources due to future growth and development of our business, including growth in our extension of credit to users for PayPay Card Corporation and PayPay Bank Corporation,

or any investments or acquisitions we may decide to pursue. For example, by extending additional credit to credit cardholders of PayPay Card Corporation and users of PayPay Credit, our outflow of cash to merchants increases, which occurs before collecting those amounts from our users, which may result in us needing additional cash resources to cover such additional outflow of cash to merchants. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. With respect to PayPay Card Corporation, we consider the liquidation or securitization of receivables, the issuance of commercial papers, overdraft protection loans and short-term and long-term borrowings to supplement operating cash. With respect to PayPay Bank Corporation, we consider the issuance of corporate bonds and call money loans if deposits do not sufficiently cover its operating cash requirements.

Our ability to obtain external financing in the future is subject to a variety of uncertainties. Incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations. Our ability to access international and domestic capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial markets and stock markets, including due to policy changes and regulatory restrictions, or other financial market turmoil which could limit our ability to raise funds. Our access to external financing may also be affected by developments with respect to affiliated companies. There can be no assurance that financing, including through an equity offering, will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, may impact our liquidity as well as have a material adverse effect on our business, cash flows, financial condition and results of operations. In addition, a portion of our borrowings has been and may be subject to market interest rates. If market interest rates increase, the applicable interest rate on our floating interest rate debt will increase, resulting in an increase in our interest expenses. On the other hand, when market interest rates increase, our interest income in connection with certain of PayPay Bank Corporation’s assets could increase, which could partially offset increases in our interest expenses. However, because we are aiming to increase the amount of credit issued and revolving payments with PayPay Card Corporation as well as increase deposits and loans with PayPay Bank Corporation, our exposure to the volatility of interest rates may increase in the future. We maintain an appropriate balance between our floating interest rate debt and fixed interest rate debt, but market interest rates could fluctuate beyond the rates we anticipate. We also access liquidity, including securitization, backed by our credit card receivables, which also subjects us to interest rate risk. Furthermore, some of our borrowings are from SoftBank Group companies and external financing with similar terms in a timely manner may not be available to us. Developments with respect to other SoftBank Group companies could also affect the availability of financing to us from sources which monitor their exposure to SoftBank Group companies in the aggregate. See “Related Party Transactions” for a discussion of our borrowings from SoftBank Group companies.

Our indebtedness could limit the cash flow available for our operations and expose us to risks that could adversely affect our business, operating results, and financial condition.

As of December 31, 2025, borrowings on our consolidated statement of financial position were ¥568,309 million (including ¥351,325 million of borrowings in the Payment segment mainly related to PayPay Card Corporation’s credit card business operations). We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, operating results, and financial condition by, among other things: (i) increasing our vulnerability to adverse economic and industry conditions; (ii) limiting our ability to obtain additional financing; (iii) requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes; (iv) limiting our flexibility to plan for, or react to, changes in our business; (v) placing us at a possible competitive disadvantage with competitors that are less leveraged than we are or have better access to capital.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, and our cash needs may increase in the future. In addition, future indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital, or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our indebtedness when due, we would be in default under that indebtedness, which could, in turn, result in that and our other indebtedness becoming immediately payable in full.

We may have to recognize impairment losses on our long-lived assets and goodwill, which could materially and adversely affect our operations and financial condition.

As of December 31, 2025, we had ¥66,928 million in intangible assets (including ¥61,044 million in software and ¥3,819 million in software in progress), ¥18,139 million in customer incentives, ¥11,138 million in incremental costs of obtaining a contract and ¥15,157 million in goodwill, representing 1.3%, 0.4%, 0.2% and 0.3%, respectively, of our total assets. Whenever events or changes in circumstances indicate that the carrying value of a particular long-lived asset, a group of long-lived assets and/or goodwill may not be recoverable, we are required to perform an impairment test to determine whether such particular asset, group of long-lived assets and/or goodwill have become impaired, and we conduct an impairment test every year with regard to long-lived assets and goodwill, regardless of any such indication. If the amount at which we carry a group of assets, including our long-lived assets or goodwill on our statement of financial position exceeds the recoverable amount related thereto, we would be required to recognize an impairment loss. Any impairment losses and/or additional amortization expenses for long-lived assets or goodwill we recognize will increase our expenses and could materially and adversely affect our results of operations and financial condition.

We recognize deferred tax assets to the extent that it is probable that future taxable income, which we estimate on a reasonable basis, will be available against which deductible temporary differences and net operating loss carryforwards can be utilized. As of December 31, 2025, we had recognized deferred tax assets of ¥105,226 million and unrecognized deferred tax assets of ¥102,140 million. If significant changes occur that affect the estimate of future taxable income, we may need to unrecognize deferred tax assets and our results of operations would be materially and adversely affected.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees and other service providers.

We are exposed to many types of operational risk, including the risk of misconduct, oversight and errors by our employees and other service providers. Our business depends on our employees and service providers to process a large number of transactions, including transactions that involve significant amounts and extensions of credit that involve the use and disclosure of personal and business information. We could be adversely affected if transactions were redirected, misappropriated, or otherwise improperly executed, personal and business information was disclosed to unintended recipients, or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or service providers, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. Any of these occurrences could diminish our ability to operate our business, increase our potential liabilities to users and merchants, and may lead to an inability to attract future users and merchants, cause reputational damage, attract regulatory intervention, and cause financial harm, any or all of which could materially and adversely affect our business, results of operations, cash flows, financial condition, and prospects.

We track certain operational metrics with internal systems and tools. Certain of our operational metrics are subject to inherent challenges in measurement which may materially and adversely affect our business, reputation and results of operations.

We track certain key operational metrics, such as Total GMV, Payment Segment GMV, Take Rate, Cost Rate, PayPay MTU and PayPay Number of Transactions, among others, with internal systems and tools and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Financial Performance, Key Metrics and Financial Highlights” for a discussion of certain operational metrics. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose, and we may revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our products and services are used across large populations. For example, the accuracy of our operating metrics could be impacted by fraudulent use by users of our services, and further, we believe that there are users who have multiple accounts, even though this is prohibited in our terms of service and we implement measures to detect and prevent this behavior. Users using multiple accounts may cause us to overstate the number of users using our services. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, if there are reports challenging the accuracy of our operating metrics, whether or not true, or if we discover material inaccuracies with respect to these figures, we expect that our business, reputation and results of operations would be materially and adversely affected.

Our quarterly results of operations may fluctuate significantly and could fall below the expectations of analysts and investors, resulting in a decline in the trading price of the ADSs.

Our quarterly results of operations fluctuate and may continue to fluctuate for a variety of reasons, many of which are beyond our control. These fluctuations may cause our quarterly results of operations to fall below the expectations of analysts or investors, which could cause the price of the ADSs to decline. As a result, you should not rely upon our past quarterly results of operations as indicators of our future performance. You should also take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter or fiscal period can be influenced by numerous factors, including the various risk factors described in this section, as well as the following:

•	fluctuations in revenue generated by sales at the merchants that offer our payment settlement services, including as a result of the seasonal trends in consumer spending patterns in Japan;

•	our success in retaining existing users and attracting new users of our payment settlement services;

•	the amount and timing of increases in our promotional and other expenses to promote our products and services and retain and add new users and customers;

•	the timing and success of new services and features we introduce, as well as the timing and level of monetization;

•	the impact of changes in our competition and the effectiveness of our response;

•	disruptions or defects in our services, including as a result of privacy or data security breaches;

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unforeseen legal developments affecting our business, such as changes in or the introduction of laws and regulations, adverse litigation judgments, settlements or other litigation-related expenses; and

•	economic and market conditions, particularly those affecting the cashless payments industry and digital financial services industry.

We identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting. If we fail to establish and maintain proper internal control over financial reporting, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial reporting, which could result in litigation or regulatory enforcement actions and would harm our business and the trading price of the ADSs.

We will be required to comply with the management certification requirements of Section 302 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in our annual report on Form 20-F for our first annual report that is filed with the SEC (subject to any change in applicable SEC rules). We will be required to comply with Section 404 in full (including an auditor attestation on the effectiveness of internal control over financial reporting) in our annual report on Form 20-F for the fiscal year following our first annual report required to be filed with the SEC (subject to any change in applicable SEC rules). As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

While preparing our consolidated financial statements for the year ended March 31, 2025, we identified the following material weaknesses related to control activities in our internal control over financial reporting at our consolidated subsidiaries, PayPay Bank Corporation and PayPay Securities Corporation, that were acquired in April 2025. These material weaknesses were related to the following controls:

(1) the control that secures the accuracy and completeness of certain information used for financial reporting processes at PayPay Bank Corporation and PayPay Securities Corporation; (2) the control over assessment in capitalization of intangible assets arising from software development at PayPay Bank Corporation; (3) the controls that evaluate the effectiveness of controls maintained by certain service organizations we relied on in our internal controls over the financial reporting processes at PayPay Bank Corporation; and (4) the control over privileged-level access, which manages configuration and security administrations within the IT system at PayPay Securities Corporation.

To address the material weaknesses in the year ending March 31, 2026, we have developed a remediation plan and are currently taking the following actions:

•	Enhancing the guidelines that secure accuracy and completeness of certain information used in financial reporting processes executed by PayPay Bank Corporation and PayPay Securities Corporation.

•	Ensuring newly developed software at PayPay Bank Corporation is reviewed for proper capitalization.

•	Designing and implementing controls at PayPay Bank Corporation to enhance and support our ability to rely on information provided by the service organizations.

•	Enhancing controls over privileged-level access within the IT system at PayPay Securities Corporation.

We will not be able to fully remediate these material weaknesses until these actions have been completed and have been operating effectively for a sufficient period of time. The actions that we are taking are subject to ongoing review by our executive management and are subject to the oversight of the Audit and

Supervisory Committee. Although we intend to complete this remediation plan as quickly as practicable, we provide no assurances to the timeline for implementing effective remedial measures, and our initiatives may not prove to be successful in remediating the material weaknesses or preventing additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.

To comply with the requirements of being a public company, we have undertaken various actions and may need to take additional actions. Further, when evaluating our internal control over financial reporting, we may identify additional material weaknesses that we may not be able to remediate in time to meet our filing deadline. If we or our auditors identify additional material weaknesses in our internal control over financial reporting, we may be required to make restatements of our historical financial statements and/or not be able to file our reports in a timely manner. As a result, investors may lose confidence in our financial statements, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

If we fail to develop or maintain an effective system of disclosure controls and procedures, our ability to comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

We are exposed to credit risk and the ability of various counterparties to pay us, which could have a material adverse effect on our results of operations, cash flows and financial condition.

We engage in consumer credit and commercial lending activities and insurance services, which exposes us to the risk that the creditworthiness of our various counterparties may deteriorate and that they may be unable to make principal or interest payments on their loans or debt securities.

Payment Segment

In our Payment segment, we are exposed to individual credit risk, principally from revolving credit, installment sales credit and cash advances extended to PayPay Card holders, including users of PayPay Credit. A user’s ability and willingness to repay us can be negatively impacted not only by economic, market, political and social conditions but also by a user’s other payment obligations, and increasing leverage can result in a higher risk that users will default or become delinquent in their obligations to us. Other third parties may also default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. General economic factors, such as changes in gross domestic product, unemployment, inflation and interest rates, may result in greater delinquencies that lead to greater credit losses.

We rely principally on users’ creditworthiness for repayment of loans or receivables and therefore often have no other recourse for collection. Although users are subject to a credit check in order to be approved for PayPay Card and use our credit card and PayPay Credit payment services, the credit check may not be sufficient to accurately assess their creditworthiness, and users may be unable or unwilling to pay for the goods and services for which we have already provided payment to the merchants through such services. Our ability to assess creditworthiness may also be impaired as a result of changes in our underwriting practices or if the criteria or models we use to manage our credit risk prove inaccurate in predicting future losses, which could have a negative impact on our results of operations. This may be exacerbated to the extent information we have historically relied upon to make credit decisions does not accurately portray a user’s creditworthiness, including as a result of increasing inflation or an economic slowdown. In addition, we have changed our approval criteria to increase our approval rate in connection with our growth initiatives, and this could result in us extending credit to users with greater credit risk, and may increase our exposure to credit risk as well as increase the delinquency rates of our credit card receivables. Any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on our results of operations, cash flows, financial condition and reputation. Although we record a loss allowance to provide for expected credit losses in our financial assets measured at amortized cost, including credit card receivables from cardholders, our loss allowance is based on credit risk associated with those financial instruments and, as a result, in the event that the rates of default and non-payment increase unexpectedly following initial recognition, our loss allowance for financial assets may not be sufficient to cover such losses. For example, if the financial condition of financial institutions in Japan worsens due to unforeseen circumstances, such as a global financial crisis, the financial situation of our borrowers is negatively affected such that they are unable to make timely payments on the loans we extended to them, this could cause rates of default and non-payment to increase. In addition, the information we use in managing our credit risk may prove inadequate to predict future losses. Furthermore, we expect our exposure to credit risk to increase over time as we expand our credit card business through PayPay Card Corporation and the proportion of payments using the PayPay app which utilize PayPay Credit.

We are also subject to credit risk in our Payment segment for PayPay Funding, which is a merchant financing service that allows selected PayPay merchants to receive future sales proceeds that they expect to earn in advance when they are in need of operating capital. For additional information on PayPay Funding, see “Business—Our Products and Services—Other Value-Added Services—To Merchants.” Because repayments from merchants for any financing received from PayPay Funding are deducted directly from merchant PayPay accounts and merchants must satisfy stringent criteria to receive PayPay Funding, we consider our exposure to credit risk related to our merchants to be relatively low.

Financial Service Segment

In our Financial service segment, our internet banking business operated through PayPay Bank Corporation, is exposed to credit risk in connection with consumer and commercial lending to retail borrowers as well as business borrowers. As of December 31, 2025, the total loan amount and loss allowance of PayPay Bank Corporation was ¥1,098,277 million and ¥1,888 million, respectively. For our retail loans, we are exposed to credit risk only for the portion of the loans which are not guaranteed by a credit guarantee company, which accounted for 0.4% of the total outstanding retail loans as of December 31, 2025, and for our mortgages, we are exposed to credit risk only for the unsecured portion, which accounted for 31.1% of the total outstanding mortgage loans as of December 31, 2025. However, as we expand our retail loan and mortgage business in the future, we may reduce the portion of our loans that is guaranteed by a credit guarantee company, which will increase our exposure to credit risk. We have established an allowance for doubtful accounts in connection with loans in our banking business based on our evaluation of borrowers’ creditworthiness, our historical loan loss experience, the value of collateral and other factors. We are also exposed to credit risk in connection with our securitized credit card receivables of PayPay Card as part of the investment portfolio of PayPay Bank Corporation. We are also subject to the risk of unexpectedly high levels of fund outflows in the event of a deterioration in economic conditions.

Although we review our credit exposure to specific counterparties that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. In addition, our ability to manage credit risk or collect amounts owed to us may be adversely affected by legal or regulatory changes (such as restrictions on collections or changes in bankruptcy laws and minimum payment regulations). Increased credit risk, whether resulting from underestimating the credit losses inherent in our portfolio of receivables, deteriorating economic conditions, increases in the level of loan balances, changes in our mix of business or otherwise, could require us to increase our provisions for losses and could have a material adverse effect on our results of operations, cash flows and financial condition.

We are exposed to interest rate risk and other market risks, including foreign exchange risk, that could materially and adversely affect our financial condition, cash flows and results of operations.

We have certain financial assets and liabilities due to the nature of certain of our product and service offerings, which are affected considerably by interest rate fluctuations. We maintain an appropriate balance between our floating interest rate debt and fixed interest rate debt, but market interest rates could fluctuate beyond the rates we anticipate. In an effort to manage our exposure to interest rate risk and other market risks, including foreign exchange risk, due to our financial product and service offerings through PayPay Card Corporation and PayPay Bank Corporation, we engage in asset liability management, or ALM, which considers the long-term balance between assets and liabilities in an effort to ensure stable returns. Any failure to appropriately conduct our ALM activities, or any significant changes in market conditions beyond what our ALM could reasonably address, could have a material adverse effect on our financial condition, cash flows and results of operations. For PayPay Bank Corporation, rises in interest rates may require us to record a loss on sale or a fair value loss through either profit or loss or other comprehensive income, depending on the classification of assets, in connection with its securities portfolio. In addition, new applications for mortgage loans generally decrease when interest rates increase. For PayPay Card Corporation, because interest rates that we offer on our card loans are capped due to the legal maximum for credit card interest rates, whereas interest rates to fund our operations fluctuate with the market, in the event of a sharp increase in market interest rates, our margin could decrease significantly, which would result in a material and adverse impact on our financial condition, cash flows and results of operations. See “—Failure to comply with the existing laws and regulations applicable to our business could subject us, or our subsidiaries or our associates, as applicable, to enforcement actions and penalties and otherwise harm our business, as well as divert our management’s attention and resources and result in increased costs.” Furthermore, if the consumption tax rate increases, this could negatively impact the volume of transactions by our users due to the rise in overall costs of living of consumers resulting in an overall decrease in spending by our users.

In the event that our payment processing charges payable to financial institutions increase significantly, and we are not able to pass on these higher processing charges to our merchants or users, we may not be able to improve our profitability and our business could be materially and adversely affected.

We are required to pay payment processing charges to financial institutions, payment processing networks and card networks for processing transactions on our platform, including when our users transfer funds to their PayPay Balance or make payments using PayPay Card. These costs depend on the category of merchant and the payment instrument used by the user. From time to time, financial institutions, payment processing networks and card networks have increased, and may in the future increase, charges levied for processing transactions on our platform, or card networks may reduce the amount of interchange fees to be received by credit card issuers. These charges vary for each payment instrument and we may not be able to pass on these costs to our merchants or users. Accordingly, any increase in payment gateway charges could make our pricing less competitive, lead us to change our pricing model, or materially and adversely affect our margins and prevent us from improving our profitability. In addition, financial institutions may not agree to renew our agreements with them on commercially reasonable terms or at all, which could also adversely impact our financial condition, cash flows and results of operations. From September 2023, we started to charge an additional fee to users that load their PayPay Balance through the SoftBank/Y! Mobile mobile carrier billing service twice or more per month. The initiatives we have taken and other initiatives we may take in the future to reduce our payment-related costs may not have the desired effect of improving our profitability in the event that they result in the loss of users or a material reduction in the use of our payment settlement services.

We are subject to compensation liability risk in case of fraud and chargeback and refund liability risk when our merchants refuse to or are unable to reimburse transactions that are charged back and refunds resolved in favor of their customers. Any increase in compensation we provide or chargebacks and refunds not paid by our merchants may adversely affect our business, financial condition, cash flows or results of operations.

With respect to fraudulent payments made using our PayPay app, we have a compensation policy which provides that users will be fully reimbursed and merchants will be fully paid by us unless such fraudulent payments are attributable to users’ or merchants’ gross negligence or willful misconduct. We also have a compensation policy for fraudulent payments made using our credit cards, under which we will either refund or not process the fraudulent charge to cardholders and will not collect chargebacks from merchants provided that certain criteria are satisfied, including a condition that transactions are verified by 3D Secure, an online payment authentication standard maintained by various payment card servicers. Such compensations are not covered by any of our insurance policies and therefore there is a risk that the amount of compensation that we will bear the loss for will increase as we expand our business.

In addition, we are exposed to certain risks associated with chargebacks and refunds in connection with fraud or relating to the products or services provided by our merchants. The majority of fraud-related chargebacks and refunds in recent years are cases in which our user’s PayPay app account, a user’s credit card number, expiration date and security code, which are pre-registered for PayPay app, or a PayPay Card holder’s credit card number, expiration date and security code are improperly accessed and fraudulently used as a result of phishing scams.

In the event that a billing dispute between a user and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the user. In certain circumstances where we are unable to collect transactions that are charged back to the merchant or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a transaction charged back or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the user. However, in a scenario where PayPay Card Corporation is the credit issuer, but not the acquirer, we do not bear the loss for the amounts paid to the user because the acquirer reimburses us and bears the loss. The risk of transactions being charged back is typically greater with merchants that promise future delivery of products and services rather than delivering products or rendering services at the time of payment, and any customer disputes linked to rendering of such services from our merchants may adversely impact our ability to retain and attract our users.

We do not collect and maintain reserves from our merchants to cover these potential losses, including in the case of customer and merchant disputes. For our credit card merchant acquiring business, if we are unable to maintain fraudulent transactions, billing disputes or chargebacks at acceptable levels, the payment network providers could fine us or increase our transaction fees. Any increase in our transaction fees or liability for incorrect charges could damage our business, and if we were unable to accept payment cards, our business would be negatively affected. Any increase in chargebacks not paid by our merchants could have a material adverse effect on our business, financial condition, cash flows or results of operations. Furthermore, while we believe we have been able to maintain a relatively low rate of fraudulent payments, if the rate of fraudulent payments using our PayPay app increases in the future, this could damage our reputation and the trust our users and merchants have in our services, which could result in a material adverse effect on our business, financial condition, cash flows or results of operations.

Our risk management policies and procedures may not adequately protect us from unidentified or unanticipated risks, which could result in a material and adverse effect on our business or result in losses.

We have organized risk management policies and procedures to address a range of risks, including market risk, credit risk, liquidity risk, counterparty risk and a variety of other risks. Many of our methods of managing risks and exposures are based on our use of observed historical market behavior or statistics based on historical data. We may not be able to use those methods to accurately predict future losses, which could be significantly greater than indicated by the relevant historical data. Other risk management methods depend in part on our evaluation of publicly available information regarding markets, customers or other matters, and such information may not always be accurate, complete, up-to-date or properly evaluated. In addition, our risk management procedures depend in part on information gathered from numerous other sources, and errors may be introduced during the process of gathering and compiling such information. In addition, operational risk is inherent in our business and can manifest itself in various ways, including inappropriate internal processes, human error, employee misconduct, systems malfunction and other internal or external factors. Management of operational risk requires, among other things, policies and procedures to properly record, verify and inspect a large number of transactions and events, and our policies and procedures may not be entirely effective. Any failure or ineffectiveness of our risk management policies or procedures could materially and adversely affect our business, financial condition and results of operations.

As we expand our product and service offerings, our use and merchant base and our GMV, we may have difficulty achieving the administrative, systems and risk management improvements necessary to manage the risks associated with new business activities and increased scale. The risk management policies and procedures we adopt may not be effective in preventing losses related to the various types of risks that we face in our businesses. Failure or ineffectiveness of these policies and procedures could materially and adversely affect our business or result in losses.

Risks Related to SoftBank Group Corp. and SoftBank Group Companies

We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.

We collaborate with SoftBank Group companies in branding and marketing as well as for a variety of other services and arrangements, including:

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Joint promotional activities: we engage in joint promotions with SoftBank Group companies such as LY Corporation and SoftBank Corp. to encourage users to utilize the PayPay app, apply for PayPay Credit card accounts and open PayPay Bank accounts, including by offering PayPay Points and other incentives. Such promotional activities with affiliated companies are a major source of our customer referrals and help create network effects. Online shops utilizing the Yahoo! Japan e-commerce platform were also early adopters of our payment settlement services.

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Outsourcing of services: we partly outsource sales and marketing efforts targeting merchants nationwide to SoftBank Corp. and the provision of payment infrastructure and services to our participating merchants to its subsidiary, SB Payment Services. We also outsource sales and marketing efforts targeting merchants to PayPay SC Corporation, an equity-method affiliate of ours. We hold 34% of the common shares of PayPay SC Corporation, while SB Payment Service Corporation and SB C&S Corp., both subsidiaries of SoftBank Corp., hold 33% and 33% of the common shares, respectively.

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Financial services: we offer financial services operated by SoftBank Group companies, including PayPay Insurance Service Corporation, a wholly-owned subsidiary of LY Corporation, which have insurance agency and other licenses, to our users by entering into referral fee and revenue/profit-sharing arrangements with them. There are uncertainties as to how to implement these arrangements to provide both a secure operating environment and compliance by our partners, and our offerings made in collaboration with them, with all applicable financial regulations, including those related to policy opening procedures and marketing of financial products. It is possible that we will encounter challenges and risks that impact our users and operations that we do not currently anticipate. If we do not adequately coordinate with PayPay Insurance Service Corporation to provide financial services in compliance with all applicable regulations, it is possible we or they could be subject to regulatory action and be held liable for damages to our users, which could delay our growth initiatives and adversely affect our results of operations and financial condition.

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Loan agreements with LY Corporation: PayPay Card Corporation and LY Corporation have entered into certain loan agreements in order to improve funding efficiency through group financing. PayPay Card Corporation and LY Corporation have entered into six loan agreements and PayPay Card Corporation has an outstanding balance on three of those agreements as of the date of this prospectus. See “Related Party Transactions—Loans to PayPay Card Corporation from LY Corporation (previously Z Holdings Corporation).”

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Secondments and directors dispatched from SoftBank Group companies: PayPay Corporation, PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation have employees seconded from SoftBank Group companies, including SoftBank Corp. and LY Corporation. Such seconded employees provide us with expertise in a range of areas and therefore the termination of such secondments could negatively affect our business. See “Business—Employees.” In addition, we have directors who are dispatched from SoftBank Group companies. As of the date of this prospectus, we have four directors that were dispatched from SoftBank Group companies.

The joint promotions we engage in with SoftBank Group companies as well as the services, licenses and arrangements described above are critical to our operations and enable us to grow and retain our merchant base and user base in addition to accessing technology infrastructure, human resources and licensed financial services providers that we do not possess directly. Any change in the level of promotional activities engaged in by these affiliated companies or any failure by these affiliated companies to continue to provide services or licenses to us may impact the attractiveness of our services or interrupt our ability to provide some of the services to our merchants and users, which could have a material adverse impact on our operations and adversely affect our growth potential. In addition, because SoftBank Group Corp., SoftBank Corp. and LY Corporation are listed companies with minority shareholders, their obligations to their respective shareholders may not always be aligned with what is in our best interest. For additional information on related party transactions, see “Related Party Transactions.”

After the completion of the offering, our current shareholders will continue to collectively hold substantial shareholdings and exercise influence over our operations.

As of the date of this prospectus, our current shareholders, B Holdings Corporation (49.99%), SVF II Piranha (DE) LLC (34.00%), SoftBank Corp. (8.01%) and LY Corporation (8.01%), will together own 90.66% of our outstanding shares upon completion of the offering (assuming full exercise of the over-allotment option). As a result, such shareholders, which are all ultimately controlled by SoftBank Group Corp., may continue to influence fundamental decisions such as the appointment and removal of our directors, the approval of mergers or other business combination transactions, the sale of material assets or businesses, amendments to our articles of incorporation and the declaration of dividends. Moreover, SoftBank Corp. and LY Corporation, each of which holds 50% of the voting rights of B Holdings Corporation, which will hold 47.09% of our voting rights upon the completion of the offering (assuming full exercise of the over-allotment option), are public companies listed on the Tokyo Stock Exchange that have fiduciary duties to their own shareholders as well.

Pursuant to an agreement between SoftBank Corp. and LY Corporation, LY Corporation is entitled to nominate a majority of the directors of B Holdings Corporation. Furthermore, pursuant to an agreement between B Holdings Corporation and us, as long as we are a consolidated subsidiary of LY Corporation, the prior written approval of B Holdings Corporation is required for us to (a) take any action to issue or grant our shares, stock options, convertible bonds or any other rights to acquire our shares (including disposal of treasury shares or treasury stock acquisition rights) if as a result of such action the percentage of voting rights held by B Holdings Corporation would be 50% or less (on a fully diluted basis assuming the exercise of all outstanding stock options, convertible bonds and rights to acquire our shares) and (b) sell, transfer, assign, grant a security interest in or dispose of assets, including shares and businesses owned by us or our consolidated subsidiaries, which account for 20% or more of the book value of our total assets on a consolidated basis as of the latest fiscal year-end, to a third party. As a result, LY Corporation has substantial control over us by holding the majority of our voting rights directly and indirectly. The interests of such shareholders with respect to our operations and other matters over which they may have influence may differ from the interests of our other shareholders.

We have other ongoing business transactions with our shareholders and their affiliates as described above under “—We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.” In the future, as their shareholding level decreases, it is possible there could be changes in our business relationships with our current shareholders and their affiliates that are adverse to us.

SoftBank Group Corp. and funds it sponsors, including the SoftBank Vision Fund and SoftBank Vision Fund 2, invest in a broad range of companies, both in Japan and globally. Due to our ongoing business transactions with SoftBank Group companies, it is possible that events affecting SoftBank Group Corp. or its other investee companies, even if not directly related to our operations, could influence investor perception of us and the price of the ADSs.

Risks Related to Technology, Information Systems and Intellectual Property

Failure to maintain or improve our technology infrastructure could harm our business and prospects and materially and adversely affect our business and reputation.

It is critical to our success that users and merchants are able to access our platform, at all times. Our systems, or those of third parties upon which we rely, may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, unexpected high volume of transactions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, unauthorized access, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Although we have a business continuity plan in place, which features the use of multiple data centers in Tokyo and redundancy provided by our backup data center in another region of Japan, there can be no assurance that our plan will be effective in the event we experience such service interruptions or degradation or other performance problems. Our systems also may be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by our own employees, all of which would impact our ability to provide secure and seamless access to our platform, which would have an adverse impact on our operations and reputation. In the event we experience any such incidents, we may not be able to continue providing our services to our merchant and users.

The software underlying our platform as well as the various systems that support our financial services business is complex and may contain undetected errors or vulnerabilities, some of which may only be discovered at a subsequent stage or may not get discovered at all. Our practice is to release frequent software updates. However, any errors, vulnerabilities or infringements discovered in our code or from third-party software after release could result in negative publicity, a loss of users or loss of revenue, legal proceedings or regulatory action, and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of the users or merchants on our platform, or otherwise result in a security breach or other security incidents. Any failure to timely and effectively resolve any such errors, defects, or vulnerabilities could materially and adversely affect our business, reputation, brand, financial condition, cash flows and results of operations. We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or computing capacity being exhausted. However, they may be caused by other reasons. For example, in December 2018, a system overload occurred due to a large-scale promotional campaign that we were conducting, and as a result of that system overload, we experienced software failures, payment delays and some instances of duplicated payment processing. In addition, in May 2024, another system overload occurred with our relay server due to a high-intensity data verification process, and as a result of the system overload, we experienced system failures where certain users were unable to use their PayPay app for several hours. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time.

Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience, delays in reporting accurate operating and financial information and failures in risk management. The risks of these events occurring are even higher during certain periods of peak usage and activity, such as on or around various shopping festivals or other promotional events, when transaction volume is significantly higher on our payment network compared to other days of the year. If we experience problems with the functionality and effectiveness of our software, interfaces or platform, or are unable to maintain and continuously improve our technology infrastructure to handle our business needs, our business, financial condition, cash flows, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected. In addition, we could be subject to liability for damages as a result of system disruptions in certain scenarios.

Furthermore, our technology infrastructure and services, including our service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from outside and overseas suppliers. For example, Paytm Labs Inc., a subsidiary of One97 Communications Limited, has granted us licenses for its software, which enables us to provide our PayPay My Store Service, fraud prevention solutions for our operations and solutions for our marketing strategy while providing us with related software support services. We also intend to incorporate data-driven solutions to develop new services in collaboration with PayPay Card Corporation and incorporate AI as part of our cost reduction efforts. As our technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of our platform and services, which would materially and adversely affect our business and reputation.

Our use of artificial intelligence technologies may not achieve their intended benefits and may expose us to operational, legal and reputational risks.

We increasingly integrate artificial intelligence (“AI”) tools into our operations, including the use of AI-enabled coding assistants in our engineering processes, generative AI platforms to support corporate functions, such as translation and document summarization, and proprietary AI models trained on our proprietary datasets to enhance the accuracy of credit-decisioning. While these tools are intended to improve efficiency, productivity and decision-making, there can be no assurance that their use will produce consistent or reliable results. Generative AI may produce inaccurate or biased outputs, which could impair the quality of our services, increase operational risks or expose us to potential liability. In addition, our reliance on proprietary data to train AI models may raise data privacy, security and regulatory compliance concerns, particularly as laws and standards governing AI continue to evolve. The adoption of AI also introduces risks of overreliance on automated processes, potential misuse of confidential information, and heightened scrutiny from regulators, customers and other stakeholders. If we are unable to effectively manage these risks, our operations, reputation, and financial results could be materially and adversely affected.

We rely on mobile operating systems and application marketplaces to make the PayPay app available to participants that utilize our platform, and if we do not effectively operate with or receive favorable placements within such application marketplaces, our usage or brand recognition could decline and our business, financial results, cash flows and results of operations could be materially and adversely affected.

We are dependent on the ability of our services to integrate with a variety of third-party operating systems, as well as web browsers that we do not control. Any changes in these third-party systems that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our services. In addition, we rely on app marketplaces to drive downloads of our mobile app. App marketplaces regularly make changes to their marketplaces, and those changes may make access to our services more difficult. In the event that it is difficult for our merchants to access and use our services, our business may be materially and adversely affected.

We also depend, in large part, on search engines, social media platforms, digital app stores, content-based digital marketing and other online sources for traffic to our platform. Our ability to maintain and increase the number of users directed to our platform is not entirely within our control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising services based on data feedback. If one or more of the search engines or other online sources on which we rely for traffic to our platform were to modify its general algorithm for how it displays our advertisements or keyword search results, resulting in fewer users clicking through to our platform, our business or results of operations may suffer. In addition, if our online display advertisements are no longer able to reach certain users due to users’ use of ad-blocking software, our business or results of operations could be materially and adversely affected.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our applications. Additionally, in order to deliver high-quality applications, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance users’ experience. If participants that utilize our platform encounter any difficulty accessing or using our applications on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, we expect that our user growth and engagement to be adversely affected, which may materially and adversely affect our business and results of operations.

Any privacy or data security breach, cyber-attacks or internal misconducts could damage our reputation and brand and substantially harm our business and any actual or perceived failure by us to comply with laws or regulations or any other contractual obligations relating to privacy or the protection or transfer of data relating to individuals, could materially and adversely affect our business.

As a technology-based platform and provider of digital financial services, our business generates and processes a large quantity of personal, transaction, billing, behavioral and demographic data. We face risks inherent in handling and protecting large volumes of data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our system by outside parties or fraudulent behavior or improper use by our employees, preventing inadvertent access to, disclosure of, or loss of data due to human error, and maintaining and updating our database. We need to manage the risk of unauthorized and fraudulent access to user accounts for our PayPay app, with PayPay Card Corporation, with PayPay Bank Corporation and with PayPay Securities Corporation. Any system failure, security breach or third-party attacks or attempts to illegally obtain the data that result in any actual or perceived release of user data could damage our reputation and brand, deter current and potential users from using our services, damage our business, and expose us to potential legal liability. We currently do not have any cybersecurity insurance policies that are intended to mitigate financial losses resulting from such cyber-attacks or data breaches.

The techniques used to obtain unauthorized, improper, or illegal access to our systems, our or our users’ data, or to disable or degrade service or sabotage systems, are constantly evolving, may be difficult to detect quickly, and may not be recognized until after they have been launched against a target. We may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative or remedial measures. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our or our partners’ or users’ systems or facilities, or attempting to fraudulently induce our employees, partners, users or others into disclosing usernames, passwords, or other sensitive information, which may in turn be used to access our information technology systems and gain access to our or our users’ data or other confidential, proprietary, or sensitive information. Pursuant to our internal policy, we audit our security practices and procedures for handling sensitive personal data or information, and we evaluate the related risks as part of our internal audit procedures. If our internal audit reports identify such risks, we may incur costs for addressing them, suffer the diversion of management’s attention or become subject to regulatory actions.

We are also required to comply with several international standards, including the Payment Card Industry Data Security Standard (PCI-DSS), Cross-Border Privacy Rules (CBPR), Information Security Management System (ISMS) and the standards imposed by the National Institute of Standards and Technology (NIST), as applicable to the transactions undertaken on our platform. Our failure, or the failure by our third-party providers or merchant partners on our platform, to comply with applicable laws or regulations or standards or any other contractual obligations relating to privacy, data protection, or information security, may cause a leak of users’ data, materially and adversely affect our reputation and lead to termination of our agreements with the affected merchants. Under our agreements with our merchants, our merchants and we are required to ensure proper encryption and security measures at our respective websites, mobile applications and billing systems to prevent any hacking into information pertaining to transactions. We are also required to protect and keep confidential all information related to the credit/debit cards, net banking facilities or other payment data of users who are carrying out transactions with such merchants through our platform. We cannot assure you that our merchants or we will be able to prevent all attempts of hacking and/or unauthorized disclosures of user data. Any future compromise of security or cyber-attack that results in unauthorized access to, or use or release of personally identifiable information or other data relating to users, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing users from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could materially and adversely affect our business, financial condition, cash flows and results of operations.

We may be unable to sufficiently obtain, maintain, protect, or enforce our intellectual property and other proprietary rights, which could adversely affect our business, results of operations, financial condition and future prospects.

Intellectual property and other proprietary rights are important to the success of our business. Our ability to compete effectively is dependent in part upon our ability to obtain, maintain, protect, and enforce our intellectual property and other proprietary rights, including our proprietary technology, and to obtain licenses to use the intellectual property and proprietary rights of others. We rely on a combination of trademarks, copyrights, patents, domain names, and agreements with employees and third parties to protect our intellectual property and other proprietary rights. Nonetheless, the steps we take to obtain, maintain, protect, and enforce our intellectual property and other proprietary rights may be inadequate. Despite our efforts to protect these rights, unauthorized third parties, including our competitors, may duplicate, mimic, reverse engineer, access, obtain, or use the proprietary aspects of our technology, processes or services without our permission. Our competitors and other third parties may also design around or independently develop similar technology or otherwise duplicate or mimic our services such that we would not be able to successfully assert our intellectual property or other proprietary rights against them. We cannot assure that any future patent, trademark, or service mark registrations will be issued for our pending or future applications or that any of our owned or licensed current or future patents, copyrights, trademarks, or service marks (whether registered or unregistered) will be valid, enforceable, sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights, or provide us with any competitive advantage.

We may be unable to prevent competitors or other third parties from acquiring or using trademarks, service marks, copyrights, patents or other intellectual property or other proprietary rights that are similar to, infringe upon, misappropriate, dilute, or otherwise violate or diminish the value of our owned or licensed trademarks, service marks, copyrights, patents and our other intellectual property and proprietary rights. The value of our owned or licensed intellectual property and other proprietary rights could diminish if others assert rights in or ownership of our intellectual property or other proprietary rights, or in trademarks or service marks that are similar to our trademarks or service marks. In addition, we cannot guarantee that we or our licensors have entered into agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, know-how, or trade secrets owned or held by us or our licensors. Moreover, our or our licensors’ contractual arrangements may be breached or may otherwise not effectively prevent disclosure of, or control access to, our confidential or otherwise proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. The measures we or our licensors have put in place may not prevent misappropriation, infringement, or other violation of our or our licensors’ intellectual property or other proprietary rights or information and any resulting loss of competitive advantage, and we or our licensors may be required to litigate to protect our intellectual property or other proprietary rights or information from misappropriation, infringement, or other violation by others, which may be expensive, could cause a diversion of resources, and may not be successful, even when our or our licensors’ rights have been infringed, misappropriated, or otherwise violated.

As the number of services in the software industry increases and the functionalities of these services further overlap, and as we acquire technology through acquisitions or licenses, we or our licensors may become increasingly subject to infringement claims, including patent, copyright, and trademark infringement claims. We or our licensors may be accused of infringing intellectual property or other proprietary rights of third parties, including serial trademark and patent individual squatters, including their copyrights, trademarks, or patents, or improperly using or disclosing their trade secrets, or otherwise infringing or violating their proprietary rights. Our success depends in part on our ability to conduct our business without infringing the intellectual property rights of third parties. However, as the features and content of our services continue to grow, there is an increasing possibility that we may be subject to litigation involving claims of patent, copyright or trademark infringement or other violations of intellectual property rights of third parties. Existing or future claims against us, whether valid or not, may be time consuming, distracting to management and expensive to defend. Any of the foregoing could adversely affect our business, results of operations, financial condition and future prospects.

Some aspects of our platform include open source software, and our use of open source software could negatively affect our business, results of operations, cash flows, financial condition, and prospects.

Aspects of our platform include software covered by open source licenses. The terms of open source licenses are open to interpretation, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform. In such an event, we could be required to re-engineer all or a portion of our technologies, seek licenses from third parties in order to continue offering our services, discontinue the use of our platform in the event re-engineering cannot be accomplished, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. If portions of our proprietary software are determined to be subject to an open source license, we could also be required to, under certain circumstances, publicly release or license, at no cost, our services that incorporate the open source software or the affected portions of our source code, which could allow our competitors or other third parties to create similar services with lower development effort, time, and costs, and could ultimately result in a loss of transaction volume for us. We cannot ensure that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies, and we may inadvertently use open source in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation, or other violation. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, be subject to significant damages, be enjoined from the sale of our services, and be required to comply with onerous conditions or restrictions on our services, any of which could be materially disruptive to our business.

In addition to risks related to license requirements, usage of open source software can lead to risks because open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation, or other violations, the quality of code, or the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could materially and adversely affect our business, results of operations, financial condition, and prospects. For instance, open source software is often developed by different groups of programmers outside of our control that collaborate with each other on projects. As a result, open source software may have security vulnerabilities, defects, or errors of which we are not aware. Even if we become aware of any security vulnerabilities, defects, or errors, it may take a significant amount of time for either us or the programmers who developed the open source software to address such vulnerabilities, defects, or errors, which could negatively impact our services, including but not limited to, by adversely affecting the market’s perception of our services, impairing the functionality of our services, delaying the launch of new services, or resulting in the failure of our services, any of which could result in liability to us or our service providers. Further, our adoption of certain policies with respect to the use of open source software may affect our ability to hire and retain employees, including engineers.

Risks Related to Laws, Regulations and Compliance

Failure to comply with the existing laws and regulations applicable to our business could subject us, or our subsidiaries or our associates, as applicable, to enforcement actions and penalties and otherwise harm our business, as well as divert our management’s attention and resources and result in increased costs.

Our business is subject to regulation by various statutory and regulatory authorities, including, but not limited to, the FSA, the METI and other authorities responsible for enforcing compliance with privacy and data protection related laws, intellectual property laws, consumer protection laws, anti-money laundering laws and anti-corruption and anti-bribery laws. Some laws and regulations that we are subject to involve matters central to our business, including newer laws and regulations focused on our industry, internet, privacy, data protection and information security.

Payment Segment

Under the Payment Services Act of Japan (Act No. 59 of 2009, as amended), or the Payment Services Act, because we are registered as a fund transfer service provider to offer PayPay Money, a refundable type of PayPay Balance deposited by users, we are required to provide guarantee deposits to the Tokyo Legal Affairs Bureau for the higher of (i) ¥5 million and (ii) the amount calculated based on the sum of (a) the amount of outstanding obligations pertaining to funds transfer transactions borne by the funds transfer service provider and (b) the expenses associated with the exercise of rights as creditors of fund transfer services. Also under the Payment Services Act, because we are registered as an issuer of prepaid payment instruments for third-party businesses to offer PayPay Money Lite, a non-refundable type of PayPay Balance pre-loaded through advance payments by users, we are also required to provide guarantee deposits to the Tokyo Legal Affairs Bureau for an amount that is at least half of the total unused balance of PayPay Money Lite as of March 31 or September 30 every year if the balance of our PayPay Money Lite on such date exceeds ¥10 million. Such guarantee deposits totaled ¥219,466 million as of March 31, 2025. For details on the calculation of our required guarantee deposits, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus. The Director of the Kanto Local Finance Bureau of the Ministry of Finance has the authority to issue a business improvement order or a business suspension order, or cancel our registration, if we fail to comply with these regulations. We may be also subject to criminal sanctions if we fail to comply with certain obligations under the Payment Services Act.

In addition, PayPay Corporation is registered as a financial instruments intermediary service provider, an electronic payment service provider and a credit card number, etc. handling contractor. Also, PayPay Corporation obtains a license of a bank agency service provider and is designated as a designated funds transfer service provider. Furthermore, PayPay Corporation and PayPay Card Corporation are designated as specified essential infrastructure service providers, in connection with our funds transfer business and third-party prepaid payment instruments issuing business under the Payment Services Act and in connection with PayPay Card Corporation’s intermediation business of comprehensive credit purchases under the Installment Sales Act of Japan (Act No. 159 of 1961, as amended), or the Installment Sales Act, respectively.

PayPay Card Corporation is also registered as a money lender, a comprehensive credit purchase intermediary and a credit card number-handling contractor. Credit payment services provided by PayPay Card Corporation are classified as an intermediation of comprehensive credit purchases and providing cash advances requires registration as a money lender. PayPay Corporation, PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation are required to perform certain verification procedures of customer identifications in accordance with the Act on Prevention of Transfer of Criminal Proceeds of Japan. Furthermore, because we have a dominant position in code-based payment settlement markets which is an important financial infrastructure in Japan, we need to comply with the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade of Japan (Act No. 54 of 1947, as amended), or the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade when we make changes to our operations and offer new services.

In Japan, both the Interest Rate Restriction Act of Japan (Act No. 100 of 1954, as amended), or the Interest Rate Restriction Act, and the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates of Japan (Act No. 195 of 1954, as amended), or the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, regulate maximum interest rates, and any amounts exceeding these limits are deemed void and subject to sanctions. As a result of having two regulations that regulate maximum interest rates, there was a surge in cases where loans were made at interest rates that exceeded the maximum interest rate specified in the Interest Rate Restriction Act, but that did not exceed the maximum rate specified in the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, which became to be known as a social issue called “gray-zone interest rates.” To address this social issue, the Japanese government gradually lowered the maximum interest rate specified in the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates to eliminate gray-zone interest rates for newly issued card loans. PayPay Card Corporation provides cash advances services and revolving credit services. Cash advances services are regulated by the Interest Rate Restriction Act and the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, and while revolving credit services for purchases are not regulated by either the Interest Rate Restriction Act or the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, PayPay Card Corporation, through self-regulation, provides revolving credit services within the limits of the maximum interest rates specified in these regulations. The current maximum interest rate under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates is 20%, and there is no guarantee that the Japanese government will not lower the maximum interest rate in the future. If the maximum interest rate is lowered, our revenue growth, profitability, cash flows and financial condition may be adversely affected.

Financial Service Segment

PayPay Bank Corporation is a licensed bank and is subject to regulation by the FSA under the Banking Act of Japan (Act No. 59 of 1981, as amended), or the Banking Act. PayPay Bank Corporation’s failure to comply with the terms of its banking license or applicable laws and regulations, including those for consumer protection, could lead to the cancellation of its banking license and other licenses and approvals to engage in our businesses, governmental inspections and enforcement actions, claims from or litigation with customers or business partners, including due to breach of contractual terms, or the inability to implement our business strategy.

PayPay Bank Corporation is also subject to the requirement that it maintain risk-adjusted capital adequacy ratios above the levels specified in the capital adequacy standards stipulated by the FSA, based on Basel III. As a Japanese bank that does not have overseas operations, PayPay Bank Corporation is subject to the domestic standard for capital adequacy. As of March 31, 2025, PayPay Bank Corporation’s consolidated risk-adjusted capital adequacy ratio was 16.76% compared to the minimum risk-adjusted consolidated capital adequacy ratio of 4.0%. PayPay Bank Corporation may be unable to continue to satisfy the capital adequacy requirements if its core capital decreases or risk-weighted assets increase for any reason, including as a result of the realization of any of the risks described elsewhere in this “Risk Factors” section, or if capital adequacy standards are amended to be more stringent. If PayPay Bank Corporation’s capital adequacy ratios fall below required limits, the FSA could require PayPay Bank Corporation to take corrective actions, including, depending upon the level of deficiency, submission of an improvement plan or suspension of a portion of its business operations. PayPay Bank Corporation may also need to alter its business strategy or operations if its capital adequacy ratios decline to unacceptable levels. In addition, we are subject to restrictions on the aggregate amount of loans to any single customer or customer group under the Banking Act. As a result, loans to SoftBank Group companies are subject to restrictions. For a discussion of our capital adequacy ratios and the related regulatory standards, see “Regulations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Capital Requirements.” In addition, we voluntarily calculate metrics under certain international standards, including those related to leverage ratios, liquidity coverage ratios and interest rate risk in the banking book.

PayPay Securities Corporation is a registered financial instruments business operator and subject to extensive regulation by the FSA and self-regulatory organizations. Our online brokerage operations must comply with, among other rules, capital adequacy, customer protection and market conduct requirements. Securities regulatory agencies regularly review the operations of online brokerage companies, including PayPay Securities Corporation. Under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA, and related regulations, PayPay Securities Corporation is required to meet strict capital adequacy requirements. If PayPay Securities Corporation fails to maintain the required level of regulatory capital, the FSA, may order changes in its operations or the deposit of assets, temporary suspension of its business or revocation of its registration as a securities company. As of March 31, 2025, PayPay Securities Corporation had a regulatory capital adequacy ratio of 301.7%, which was above the required minimum ratio of 120%.

We are also subject to certain regulatory restrictions as a bank’s major shareholder with respect to PayPay Bank Corporation and as a principal shareholder of PayPay Securities Corporation, under which the FSA may request the submission of reports or materials from, or may conduct inspections of, us in certain circumstances, and may order us to take such measures as the FSA deems necessary, including resigning from our respective positions as shareholders of PayPay Bank Corporation and PayPay Securities Corporation, under certain limited circumstances. With respect to PayPay Bank Corporation, authorization by the FSA is required to become a bank’s major shareholder so if our authorization is revoked, we will need to take measures so that we will no longer be the holder of a number of voting rights in the bank which is equal to or greater than the major shareholder threshold, within the period designated by the FSA. With respect to PayPay Securities Corporation, if it violates applicable rules and regulations, the regulatory authorities that oversee PayPay Securities Corporation’s activities may exercise their broad powers to issue an order canceling PayPay Securities Corporation’s registration or authorization or suspending or requiring changes in the manner of PayPay Securities Corporation’s business, which may result in the removal of certain directors or corporate auditors of PayPay Securities Corporation from their positions. In addition, the Japanese government in the future may adopt new regulations that adversely affect our online banking or online securities business by imposing additional costs, exposing us to increased liability or additional supervision or monitoring. See “Regulations.”

We have established a system of legal compliance including employee education and the establishment of a compliance system. There have been no events that cause revocation of our registration described above. However, if our registration were to be revoked, our overall business activities would be hindered, and our financial condition and results of operations could be materially affected. In addition, in the event that our business methods do not conform to laws and regulations, including, but not limited to, the Payment Services Act, the Installment Sales Act, the Act on Prevention of Transfer of Criminal Proceeds of Japan (Act No. 22 of 2007, as amended), or the Act on Prevention of Transfer of Criminal Proceeds, the Money Lending Business Act of Japan (Act No. 32 of 1983, as amended), or the Money Lending Business Act, the Banking Act and the FIEA, there is a possibility that we may be subject to administrative punishment or criminal punishment by the competent authorities. The laws and regulations related to financial services are complex, and our compliance with such laws and regulations may be subject to regular inspection by competent authorities, which may result in orders for improvement in the case of any non-compliance as well as regular reporting on the status of such improvement efforts. In particular, PayPay Bank Corporation was subject to an inspection by the FSA in 2021, which identified certain areas of improvement in PayPay Bank Corporation’s anti-money laundering and countering the finance of terrorism, or AML/CFT, compliance system. PayPay Bank Corporation reported the implementation of improvement measures to the FSA and the FSA confirmed PayPay Bank Corporation’s AML/CFT compliance system conformed with applicable guidelines in June 2024. However, due to the complex and evolving nature of AML/CFT compliance, there is a possibility we may face compliance issues in the future, which may result, among other things, in administrative inquiries or penalties.

We are required to spend significant costs, time and effort to comply with relevant laws and regulations. In addition, the introduction of new services or other offerings in our existing markets and the expansion of our business to other countries may subject us to additional laws and regulations. Furthermore, in Japan, financial authorities have significant discretion in financial administration. Therefore, we may sometimes be required to comply with management indicators that are not clearly defined in laws and regulations. There may also be new and increased regulation of our industry going forward. Other existing and future regulations and laws could impede the growth of our industry, internet and online services. Many of these laws and regulations are still evolving and could be interpreted or applied in ways that could limit our business, particularly in the new and rapidly evolving industry in which we operate. Unfavorable regulations and laws could diminish demand and increase our cost of doing business.

Any failure or alleged failure to comply, or failure by any of our third-party service providers or merchants to comply, with the applicable laws, regulations or requirements could subject us, or our subsidiaries, as applicable, to inspection, audit and enforcement actions by the relevant authority; suspension and revocation of the relevant license or approval; civil penalties including payment of damages; and criminal penalties including payment of fines. Also, we may in the future be subject to laws and regulations, that we currently believe do not apply to us, as a result of any amendment thereto or any changes in the interpretation of relevant regulatory authorities, which may increase our costs for compliance or otherwise materially and adversely affect our business or results of operations.

In addition, it is possible that a regulatory inquiry might force us to change our policies or practices, including those that may impact the user convenience or overall user experience of our services, or subject us to regulatory orders or consent decrees. If we were to violate such orders or decrees, we might be subject to fines or other penalties.

These actions or any failure to prevail in a possible civil or criminal litigation, may materially and adversely affect our business, results of operations, financial condition, cash flows and reputation. In addition, responding to any action or litigation may result in a diversion of our management’s attention and resources and an increase in professional fees and compliance costs.

We could be subject to regulatory scrutiny, enforcement actions or legal claims if there is unintentional loss, disclosure or misappropriation of our users’ personal information or other breaches of our security.

We make extensive use of online services and centralized data processing, including through the use of third-party service providers, so the secure maintenance and transmission of confidential information is a critical element of our operations. We also collaborate with affiliated companies that use our brand for the provision of financial services to users from whom personal and confidential information is collected. There can be no assurance that user information has not been and will not be lost or disclosed or taken without consent or that our information technology and other systems, or those of our third-party service providers or strategic business partners, will not be compromised. If we lose users’ personal information or if a third party is able to penetrate our or our business partners’ or service providers’ network security or otherwise misappropriate our users’

personal information, we could be subject to claims, we could be in violation of the Act on the Protection of Personal Information of Japan (Act No. 57 of 2003, as amended), or the Act on the Protection of Personal Information, and the Act on the Use of Numbers to Identify a Specific Individual in Administrative Procedures of Japan (Act No. 27 of 2013, as amended). Inadvertent loss, disclosure or misappropriation of user information by our own employees would subject us to similar risks. The Japanese media, regulators and consumers have intensified their scrutiny of incidents involving the loss, disclosure or misappropriation of personal information in recent years. Significant violations could result in a business improvement order or suspension of specific operations by regulators, among other consequences, which may materially and adversely affect our business and results of operations.

We rely on third parties for certain aspects of our business, which creates additional risk, and the failure of third parties to comply with legal or regulatory requirements or to provide various products and services that are important to our operations could have a material and adverse effect on our business, results of operations, cash flows, financial condition, and prospects.

We depend on third-party service providers for certain services, such as technology and other services to support our operations, including cloud-based data storage, data centers and other IT solutions, card networks, payment processing and the processing of users’ and merchants’ personal data. Our success depends on our ability to manage various service providers to provide reliable and satisfactory services to users on our platform. Our operations and business could be materially and adversely affected if our outsourcing service providers face any operational or system interruptions. To the extent we are unable to effectively manage these partners to provide satisfactory services to our users to address their needs on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality partners to our platform, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition, cash flows and results of operations. In many cases, we utilize services of affiliated companies as described under “—We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.”

Most of our agreements with third-party service providers are terminable by the service provider at a short or no notice, and if our current third-party service providers were to terminate their agreements with us or otherwise stop providing services to us on acceptable terms, we may be unable to procure service from alternative service providers in a timely and efficient manner and on acceptable terms or at all. Furthermore, some of our service agreements are fixed-term contracts or have short duration ranging from one year to three years and are not subject to automatic renewal. If any service provider fails to provide the services we require, fails to meet contractual requirements (including compliance with applicable laws and regulations), fails to maintain adequate data privacy controls, personal information protection and electronic security systems, or suffers a cyber-attack or other security breach, we could be subject to regulatory enforcement actions, claims from third parties, including our users, and suffer economic and reputational harm that could have a material adverse effect on our business. Further, we may incur significant costs to resolve any such disruptions in service, which could materially and adversely affect our business.

We may be materially and adversely affected by the evolving laws and regulation governing our business and the introduction of any new laws and regulation which may become applicable to our business.

The laws and regulations governing our businesses are evolving and may be amended, supplemented or changed at any time. As a result, we may be required to seek for and follow additional procedures, modify or adjust certain activities, restructure our ownership structure, obtain new and additional licenses and incur additional expenses to comply with such laws and regulations, which could adversely affect our future development and business. New laws and regulations may be enacted from time to time to require additional licenses and approvals other than those we currently have. In order to comply with evolving laws and regulations, we may need to devote significant resources and efforts, including restructuring affected businesses, changing our business practices and adjusting our activities, which may materially and adversely affect our business, growth prospects and reputation. We will be affected by such changes particularly with respect to PayPay Bank Corporation and PayPay Securities Corporation due to the highly regulated nature of the industry they operate in. We cannot assure you that the relevant regulatory authorities will not introduce further new laws and regulations in the future which may require us to restructure our business, obtain new licenses, comply with additional requirements and incur additional ongoing compliance costs which may materially and adversely affect our future development, business and results of operations.

Any failure by us or our merchants and financial institution partners who work with us to comply with applicable anti-money laundering, counter-terrorist financing and economic sanction laws and regulations could lead to penalties and may damage our reputation.

We and our partners who work with us are required to comply with certain anti-money laundering requirements in Japan, including those related to “anti-social forces” (a reference to organized crime in Japan), and economic sanctions regimes. These requirements include the establishment of a client identification program, the monitoring and reporting of suspicious transactions, the preservation of client information and transaction records, and the provision of assistance in investigations and proceedings in relation to money laundering matters. We and our financial institution partners are also subject to various counter-terrorist financing and economic sanction laws and regulations that prohibit, among other things, any involvement in transferring the proceeds of criminal activities and any activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions imposed by the U.S. Department of the Treasury Office of Foreign Asset Control, or OFAC, or other international economic sanctions that prohibit us and our partners from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. These laws and regulations require us and our partners to establish sound internal control policies and procedures with respect to anti-money laundering, counter-terrorist financing and economic sanction monitoring and reporting obligations.

The policies and procedures we and our partners have adopted may not be effectively implemented in protecting our services from being exploited for money laundering, terrorist financing and other illegal purposes. If we fail to comply with anti-money laundering, anti-terrorist and economic sanction laws and regulations, we could be subject to fines, enforcement actions, regulatory sanctions, additional compliance requirements, increased regulatory scrutiny of our business, or other penalties levied by regulators, and damages to our reputation, all of which may materially and adversely affect our business operations, and results of operations. In particular, if we were publicly named as a sanctioned entity by relevant regulatory authorities or become subject to investigation, our business may be significantly interrupted and our reputation might be severely damaged. Similarly, if our partners fail to comply with applicable laws and regulations, it could disrupt our services and could result in potential liability for us and damage our reputation. We and our partners have been and will continue to be required to make changes to our and their respective compliance programs in response to any new or revised laws and regulations on anti-money laundering, counter-terrorist financing and economic sanctions, which could make compliance more costly and operationally difficult to manage.

External Risks Related to Economic Conditions and Other Factors

Unfavorable economic conditions in Japan could have a material adverse effect on our business, financial condition and results of operations.

Our revenue from the provision of payment settlement services and financial services is and will continue to be heavily influenced by the behavior of retail customers in Japan as well as market risks, including foreign exchange risk and interest risk. Accordingly, our business and future prospects are affected by general economic conditions in Japan and trends in Japanese household consumer spending. A downturn in the Japanese economy, whether due to intensifying international trade frictions, including tariffs, geopolitical risks, such as political tensions in Asia, including between mainland China and Taiwan and between North Korea and South Korea and the developing conflict between India and Pakistan, and geopolitical risks and military conflicts in the Middle East, including the conflicts between Israel and Hamas and between Israel and Iran, as well as escalating military tensions in Europe as a result of Russia’s invasion of Ukraine, a fluctuating yen, rising interest rates, inflation, volatility in financial markets, global economic instability or other factors, or a significant deterioration in consumer confidence or other unfavorable market conditions could have a material adverse effect on our business, financial condition and results of operations.

The outlook of the Japanese economy remains uncertain. In particular, since 2013, the Bank of Japan, or the BOJ, had implemented quantitative and qualitative monetary easing measures to overcome deflation until March 2024, when it stated that its policy framework of quantitative and qualitative monetary easing with yield curve control and its negative interest rate policy had fulfilled their roles. As the consumer price index increased and inflation has occurred in Japan in recent years, based on its view that the functioning of Japanese bond markets had deteriorated due to increased volatility in overseas financial and capital markets, the BOJ decided to modify the conduct of yield curve control in December 2022 to expand the range of 10-year Japanese government bond yield fluctuations from the target level of between around plus and minus 0.25 percentage points to around plus and minus 0.5 percentage points. In March 2024, the BOJ stated that its theretofore effective policy framework of quantitative and qualitative monetary easing with yield curve control and its negative interest rate policy had fulfilled their roles and set the uncollateralized overnight call rate to around 0 to 0.1%. Subsequently, the BOJ further raised this rate to 0.25% on July 31, 2024, to 0.5% on January 24, 2025 and to 0.75% on December 19, 2025. Despite the Japanese yen’s interest rate rising after the BOJ’s modification of the yield curve control and short-term interest rates rising in Japan after the BOJ’s raise, interest rates in Japan are still low relative to interest rates of other currencies, which may lead to continued or increased downward pressure on the Japanese yen and which, in turn, may adversely affect consumer borrowing or spending activities. Moreover, the recent increases or further increases in Japanese yen interest rates may also have negative effects on consumers, such as through increased interest rates on home or other loans, or other negative effects on economic activity in Japan, in turn materially and adversely affecting the businesses of PayPay Bank Corporation and PayPay Card Corporation. Although the BOJ stated in its “Review of Monetary Policy from a Broad Perspective,” released in December 2024, that the overall effect of these measures on the Japanese economy have been positive, future side effects from a prolonged large-scale continuation of unconventional monetary policy measures remain possible. Over the long term, demographic trends leading to population decreases could serve to depress economic growth or lead to economic contraction in Japan.

In addition, NISA a tax-deferred savings scheme targeted to significantly increase investment by Japanese individuals, was updated in January 2024 to increase the tax benefits available to Japanese taxpayers investing in both long-term mutual funds and stocks. Consumer investment has expanded significantly as a result of this update and is expected to continue to expand. This update to NISA is expected to have a positive impact on the business of PayPay Securities Corporation. However, if this tax-deferred savings scheme is further updated in the future such that consumer spending decreases as a result, this may similarly have a material and adverse impact on the financial results of PayPay Securities Corporation.

Natural disasters, fires, epidemics, pandemics, acts of war, civil unrest and other events could materially and adversely affect our business.

Natural disasters (such as typhoons, flooding and earthquakes), epidemics, pandemics, acts of war, terrorist attacks and other events, many of which are beyond our control, may lead to economic instability, including in Japan or globally, which may in turn materially and adversely affect our business, financial condition, cash flows and results of operations.

Our operations may be materially and adversely affected by fires, natural disasters and/or severe weather, which can result in damage to our technological infrastructure and generally reduce our productivity and may require us to evacuate personnel and suspend operations. In particular, such occurrences in the Tokyo area where our main data centers are located, which are supported by multiple AWS data centers, or in the area where our backup data center is located, could have a material adverse impact on our operations. Any terrorist attacks or civil unrest as well as other adverse social, economic and political events in Japan could have a negative effect on us.

Risks Related to Shares of our Common Stock, the ADSs and this Offering

An active trading market for the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We have been approved to list the ADSs on the Nasdaq Global Select Market. However, there is no assurance that such listing can be sustained after this offering. We have not applied for a listing of our common shares on any market. Prior to the completion of this offering, there has been no public market for the ADSs or our common shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs is determined by negotiation between the underwriters, the selling shareholder and us based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control or unrelated to our operating or financial performance. Factors that could cause fluctuations in the market prices and trading volume of the ADSs include the following:

•	price and volume fluctuations in the global stock markets from time to time;

•	general economic conditions and slow or negative growth of our markets;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	rumors and market speculation involving us, our affiliated companies or other companies in our industry;

•

failure of securities analysts and credit rating agencies to maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of new products and services;

•	announced or completed transactions affecting our businesses or technologies or those of our competitors;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	sales of shares of our common stock by us or our current shareholders;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights; and

•	any significant change in our management.

In addition, the Cornerstone Investors have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $220 million of the ADSs offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, the Cornerstone Investors may determine to purchase more, fewer, or no ADSs in this offering, or the underwriters may determine to sell more, less or no ADSs to the Cornerstone Investors. If any of the Cornerstone Investors are allocated a portion or all of, or more than, the ADSs in which they have indicated an interest in purchasing in this offering, their election to purchase any such ADSs could reduce the available public float of our ADSs.

Any of the above or other factors, in addition to other risk factors described herein, may result in large and sudden changes in the volume and price at which the ADSs will trade.

Fluctuations in exchange rates may affect the U.S. dollar value of the ADSs and dividends payable to holders of the ADSs.

The conversion of Japanese yen into foreign currencies, including the U.S. dollar, is based on market exchange rates. The Japanese yen has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Japanese yen against the U.S. dollar and other currencies is affected by changes in global political and economic conditions, among other things. We cannot assure you that the Japanese yen will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or U.S. government policy may impact the exchange rate between the Japanese yen and the U.S. dollar in the future.

Any significant depreciation of the Japanese yen may materially and adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. If we decide to convert our Japanese yen into U.S. dollars for the purpose of making payments for dividends on our shares of common stock or ADSs, appreciation of the U.S. dollar against the Japanese yen would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Japanese yen relative to the U.S. dollar would affect our financial results translated from Japanese yen into U.S. dollar terms regardless of any underlying change in our business or results of operations. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We will have broad discretion over the use of the net proceeds of the offering.

We will have broad discretion in the application of the net proceeds we receive in this offering for the purposes described under “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the offering and the potential returns therefrom, it is possible that a substantial portion of the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. Moreover, we may decide to change the application of the net proceeds from this offering in the future. If we do not use the net proceeds that we receive in the offering effectively, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected, and the market price for ADSs representing share of our common stock could decline.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in the ADSs or common shares to adverse tax consequences, which may be significant.

In general, we will be a passive foreign investment company (a “PFIC”) for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain interest derived in the active conduct of banking business). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status is a factual determination that is made annually, and thus may be subject to change due to changes in our income or asset composition or in the value of our assets. Because the value of our goodwill may be determined based on the expected market value of the ADSs from time to time, a decrease in the price of the ADSs may also result in our becoming a PFIC for any taxable year.

If we are a PFIC for any taxable year during which you hold the ADSs or common shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States investor. For example, if we are or become a PFIC, you may be subject to increased tax liabilities under United States federal income tax laws and regulations, and will be subject to reporting requirements. See “Taxation—Certain United States Federal Income Tax Considerations to United States Holders—Passive Foreign Investment Company.”

Substantial future sales of our shares of common stock or ADSs, or the perception that these transactions could occur, could depress the market prices of the ADSs.

Sales of the ADSs in the public market after this offering, including pursuant to registration rights provided to SoftBank Corp., LY Corporation, B Holdings Corporation and SVF II Piranha (DE) LLC (see “Related Party Transactions—Registration Rights Agreement”), or the perception that these sales could occur, could cause the market price of the ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining common shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

As of January 31, 2026, there were 12,436,600 shares of our common stock issuable upon exercise of outstanding stock options, and holders of our stock options may choose to exercise their options and sell all or a portion of their shares. Our shareholders approved a plan to grant stock options to our directors, corporate officers and employees through trust-type stock options in August 2022, under which stock options to purchase 11,636,000 shares of our common stock were initially issued to and held by a trustee. For the year ended March 31, 2023, stock options to purchase 4,589,200 common shares were distributed to directors, corporate officers and employees. As of April 30, 2025, the remaining trust-type stock options to purchase 7,046,800 common shares were forfeited and extinguished, and by May 30, 2025, the trust-type stock options to purchase 580,000 common shares that were registered were forfeited and extinguished due to retirement. In addition, in April 2025, our shareholders approved a plan to grant stock options to our directors, corporate officers and employees through tax qualified-type stock options and one-yen-exercisable at retirement-type stock options. Under this plan, on May 31, 2025, we granted stock options to purchase 8,729,400 common shares. See “Management—Compensation of Directors and Executive Officers,” “Management—Stock Options” and Note 36 to our annual consolidated financial statements. Furthermore, we may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all. Moreover, our board of directors will be able to issue and sell additional shares of our common stock within the unissued portion of our authorized share capital, generally without any shareholder vote. Any such sales could cause the prices of the ADSs to decline.

If securities or industry analysts were to adversely change their recommendations regarding an investment in us, the prices of the ADSs or their trading volume could decline.

The trading market for the ADSs will be influenced by the research and other reports that securities or industry analysts may publish about us, our business, our market, our shareholders or our competitors. If any of the analysts who may cover us adversely change their recommendation regarding an investment in us, or provide more favorable relative recommendations about our competitors, the price of the ADSs would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of the ADSs or their trading volume to decline.

We may not pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the operation and expansion of our business, and as a result, we may not declare or pay any dividends in the foreseeable future. You may only receive a return on your investment if the market price of the ADSs increases.

As a Japanese joint stock corporation, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to public U.S. companies, as well as from certain disclosure requirements under the Exchange Act. This may afford less protection to holders of the ADSs than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, as a Japanese joint stock corporation, we are exempted from certain Nasdaq corporate governance requirements by virtue of being a foreign private issuer and are permitted to follow the corporate governance practices of our home country. For a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. companies listed on Nasdaq, see “Management—Corporate Governance.” The standards applicable to us are considerably different from the standards applied to public U.S. companies. For instance, we are not required to:

•	have a majority of our board of directors be independent;

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•	obtain shareholder approval of equity compensation plans, equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties; or

•	have regularly scheduled executive sessions with only independent directors.

We intend to rely on these exemptions for so long as we maintain our status as a foreign private issuer. For example, although we have established a compensation committee and a nominating committee, those committees do not consist entirely of independent directors. As a result, you may not be provided with the benefits of certain corporate governance standards applicable to public U.S. companies.

Upon the completion of this offering, we expect we will be a “controlled company” as defined under the rules of Nasdaq, because the entities ultimately controlled by SoftBank Group Corp. will be able to exercise 91.78% of the aggregate voting power of our total issued and outstanding shares; the percentage is assuming the underwriters do not exercise their option to purchase additional ADSs. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors. If the underwriters exercise their option to purchase additional ADSs, and we are not a controlled company, we will not be eligible to elect not to comply with such Nasdaq corporate governance standards even when we no longer qualify as a foreign private issuer.

As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our directors and officers are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs may negatively affect our financial results. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to appoint a certain number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures, both of which we have already begun to address. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Holders of ADSs have fewer rights than shareholders under Japanese law, their voting rights are limited by the terms of the deposit agreement, and they may not be able to exercise their rights to vote the underlying shares of common stock.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, exercising appraisal rights, requesting to call shareholders meetings and submitting proposals at shareholders meetings, are available only to shareholders of record. Holders of ADSs do not have the same rights as our registered shareholders. The depositary, through its custodian, is the record holder of the shares of our common stock underlying the ADSs. Holders of ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs will only be able to exercise the voting rights with respect to the underlying shares of common stock represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of ADSs may only vote by giving voting instructions to the depositary. If we request the depositary to solicit voting instructions, upon receipt of voting instructions from holders of ADSs in the manner set forth in the deposit agreement, the depositary will make efforts to vote the shares underlying the ADSs in accordance with the instructions of ADS holders. Holders of ADSs will not be able to directly exercise their right to vote with respect to the underlying shares unless they cancel their ADSs, withdraw the shares of common stock and become the registered holder of such shares of common stock prior to the record date for the general meeting. Under our post-offering articles of incorporation that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, holders of ADSs may not receive sufficient advance notice to cancel their ADSs, withdraw the shares underlying their ADSs to allow them to vote with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of incorporation, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of ADSs from withdrawing the underlying shares of common stock represented by their ADSs and from becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we instruct the depositary to solicit instructions from holders of ADSs, the depositary will notify them of the upcoming vote and will arrange to deliver our voting materials to ADS holders. We cannot assure holders of ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out their voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and they may have no legal remedy if the shares underlying their ADSs are not voted as they requested. We have agreed to give the depositary notice of a general meeting at least 30 days in advance.

Holders of ADSs may not receive distributions on shares of our common stock or any value for them if it is illegal or impractical to make them available to such holders.

The depositary has agreed, subject to the terms of the deposit agreement, to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on shares of common stock or other deposited securities after deducting its fees and expenses and any taxes or other governmental charges. Holders of ADSs will receive these distributions in proportion to the number of shares of our common stock that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, shares of common stock, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, shares of common stock, rights or anything else to holders of ADSs. This means that holders of ADSs may not receive distributions we make on our shares of common stock or any value for them if it is illegal or impractical for us to make them available to such holders. These restrictions may cause a material decline in the value of the ADSs.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan, or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and obligations and shareholders’ rights under Japanese law may be different from, less extensive as or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. If you surrender your ADSs to the depositary to withdraw the common shares underlying your ADSs, you would be subject to shareholders’ rights under Japanese law, which may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Investors holding less than one “unit” of shares of our common stock will have limited rights as shareholders.

Our post-offering articles of incorporation provide that 100 shares of common stock constitute one “unit.” Under the Companies Act and our articles of incorporation, shareholders are entitled to one voting right for each unit of shares, and shares constituting less than a full unit carry no voting rights and certain other shareholder rights are limited. As a result, if you surrender your ADSs to the depositary to withdraw the common shares underlying your ADSs and you hold shares constituting less than one unit, you will not have the right to vote with respect to those shares, and your ability to influence the outcome of matters submitted to shareholders (including the election of directors and other significant corporate actions) will be materially limited. In addition, there is no exchange-based market for odd-lot shares, and holders of shares constituting less than one unit may have limited liquidity. Under the Companies Act, holders of odd-lot shares have the right to require the company to purchase such shares, and we will comply with such request. However, our articles of incorporation do not provide holders of odd-lot shares with the right to acquire additional shares from the company in order to constitute a full unit. As a result, holders of shares constituting less than one unit may have limited methods available to dispose of such shares and may incur additional time, cost or uncertainty. For a more complete description of the unit share system and its effect on the rights of our shareholders, see “Description of Share Capital—Unit Share System.”

Further, although amendments to the articles of incorporation generally require approval by a special resolution of a general meeting of shareholders, pursuant to the Companies Act, our board of directors may reduce the number of shares constituting one unit or cease to use the unit share system by amendments to the articles of incorporation without shareholders’ approval. Any such action could change the allocation of voting rights and other shareholder rights among holders of our common stock, including common stock underlying ADS, and could affect your ability to exercise voting rights (including through the depositary) and the relative influence of different shareholders. In addition, changes to the unit share system could require adjustments to the ADS-to-share ratio or other technical changes under the deposit agreement, which could create uncertainty for investors and may result in additional administrative steps, costs or fees.

Holders of ADSs may be subject to limitations on transfer of their ADSs and on the ability to deposit or withdraw common shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs or to accept surrenders of ADSs for the purpose of withdrawing common shares generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason. Moreover, even if the deposit agreement permits a withdrawal of common shares, your ability to effect such withdrawal may depend on the agreement with or operational practices of your broker, custodian or other intermediary, and in some cases you may not be able to withdraw common shares and hold them directly as a result.

Holders of ADSs may experience dilution of their holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless we indicate that we wish such rights to be made available to holders of ADSs and the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary will try to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The depositary for the ADSs may give us a discretionary proxy to vote our shares of common stock underlying the ADSs to the extent holders of ADSs do not timely provide voting instructions to the depositary in accordance with the deposit agreement, which could adversely affect the interests of ADS holders.

Under the deposit agreement for the ADSs, if we ask the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions as to a question to be voted on from you by the specified date and we confirm to the depositary that

•	we wish to receive a discretionary proxy to vote uninstructed common shares;

•	as of the instruction cutoff date we reasonably do not know of any substantial shareholder opposition to that question; and

•	that question is not materially adverse to the interests of our shareholders,

then the depositary will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited common shares represented by your ADSs as to that question.

The effect of this discretionary proxy is that if holders do not provide voting instructions to the depositary in the manner required by the deposit agreement, we may acquire the right to vote the common shares underlying their ADSs. This may make it more difficult for ADS holders to influence the management of our company. Direct holders of our common shares are not subject to this discretionary proxy.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our shares of common stock provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our shares of common stock, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying shares of common stock. Purchasers of ADSs in secondary transactions will be subject to the jury trial waiver provision to the same extent as purchasers of the ADSs offered in this offering. However, holders of ADSs will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, holders of ADSs cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If you or any other owners or holders of the ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, and may lead to increased costs to bring a claim. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

If we or the depositary opposed a demand for jury trial relying on the above-mentioned jury trial waiver, it is up to the court to determine whether such waiver is enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the shares of common stock from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the shares of common stock, and the waiver would most likely not apply to ADS holders who subsequently withdraw the shares of common stock represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the shares of common stock represented by the ADSs from the ADS facility.

We may amend the deposit agreement without consent from holders of ADSs, and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint stock corporation with limited liability. Most of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and corporate officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or corporate officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the United States. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Prior notification under the Foreign Exchange and Foreign Trade Act of Japan may be required in the case of acquisition by foreign investors of our shares.

Because we are engaged in certain businesses designated by the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended), or the Foreign Exchange and Foreign Trade Act, and its related cabinet orders and ministerial ordinances, or collectively, the Foreign Exchange Regulations, such as the development of our PayPay app through which we collect certain types of personal information of one million or more people, if a foreign investor, as defined under the Foreign Exchange and Foreign Trade Act, intends to consummate an acquisition of shares of our common stock that constitutes an “inward direct investment,” or IDI, under the Foreign Exchange Regulations, the foreign investor, in general, must file prior notification of such IDI with the Minister of Finance and any other competent minister, or the Ministers. IDI includes an acquisition by a foreign investor of one or more shares of our common stock. While certain exemptions from the prior notification requirements are provided for under the Foreign Exchange Regulations, foreign investors seeking to make any acquisition of shares of our common stock would not be eligible for such exemptions. If such prior notification is filed, the proposed acquisition may not be consummated until the prescribed screening period expires. In some cases, the Ministers may extend the screening period, and may recommend or order a modification or abandonment of such acquisition. In addition, if certain conditions including those prescribed in light of national security of Japan under the Foreign Exchange Regulations are met, the Ministers may order the disposal of the shares acquired or take other measures. Consequently, any foreign investor seeking to acquire shares of our common stock that constitutes an IDI may not consummate such acquisition on the expected timeframe, in accordance with an intended plan, or at all.

Additionally, if a foreign investor consents, at a general meeting of shareholders, to certain proposals having a material influence on our management such as the (i) election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as our directors or (ii) transfer or discontinuation of our business, such consent, subject to certain exemptions, also constitutes an “inward direct investment” requiring prior notification. If such prior notification is filed, such consent may not be given until the prescribed screening period expires. As a result, such foreign investors may have difficulties giving such consent in accordance with an intended plan, or at all.

Regarding the acquisition of ADSs, the Minister of Finance has expressed its view that, provided that it should be judged in accordance with the actual situation on a case-by-case basis, in general, in the case where a Japanese corporation that is not listed on any Japanese stock exchange, such as us, lists depositary receipts issued by a foreign depository bank backed by the shares of such Japanese corporation on any foreign stock exchange, it is considered that, while such a foreign depositary bank needs to submit a prior notification of IDI upon acquiring the shares, non-residents or foreign corporations that acquire such depositary receipts do not need to submit any prior notification of IDI because the foreign depositary bank that will acquire the shares of such Japanese corporation is required to submit a prior notification. However, there is no guarantee that the Minister of Finance will maintain this view in the future. If the Minister of Finance changes its view and requires non-residents or foreign corporations seeking to acquire the ADSs to submit a prior notification of IDI, foreign investors may not consummate such acquisition on the expected timeframe, in accordance with an intended plan, or at all. Also, foreign investors that intend to surrender the ADSs and thereby acquire the underlying shares of our common stock will be required to submit a prior notification to the Ministers.

The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of the ADSs, shares of our common stock or voting rights by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, see “Japanese Foreign Exchange Regulations.”

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of $16.00 per ADS is substantially higher than the pro forma net tangible book value per share of our outstanding capital stock upon the completion of this offering. Therefore, if you purchase ADSs representing shares of our common stock in this offering, you will incur immediate dilution of $14.02 in the net tangible book value per ADS from the price you paid. In addition, investors purchasing ADSs representing shares of our common stock from us in this offering will have contributed 13.68% of the total consideration paid to us by all stockholders who purchased shares of our common stock, in exchange for acquiring approximately 8.22% of the outstanding shares of our common stock as of December 31, 2025, after giving effect to this offering. The exercise of outstanding options to purchase shares of our common stock and the issuance of future equity-based awards may result in further dilution.

We may lose our foreign private issuer status in the future, which would then require us to comply with U.S. domestic reporting requirements and could impose additional regulatory burdens and costs on us.

We currently qualify as a foreign private issuer under U.S. securities laws, which allows us to follow certain reduced reporting and governance requirements. See “—As a Japanese joint stock corporation, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to public U.S. companies, as well as from certain disclosure requirements under the Exchange Act. This may afford less protection to holders of the ADSs than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.” These and other accommodations available to us as a foreign private issuer help reduce our compliance burdens. However, U.S. securities regulations require us to reassess our foreign private issuer status annually, and we will lose foreign private issuer status if more than 50% of our voting shares are held by U.S. residents and we fail to meet additional requirements regarding the nationality of our officers or directors, the location of our assets, or the primary place of administration of our business.

If we cease to qualify as a foreign private issuer, we will become subject to the full reporting and regulatory regime applicable to U.S. domestic issuers. This change would require us, among other things, to file periodic reports with the SEC on the domestic forms (Form 10-K for annual reports and Form 10-Q for quarterly reports) with more detailed disclosures and on accelerated timelines, instead of the streamlined forms we are allowed to use as a foreign private issuer. We would also have to comply with U.S. federal proxy rules and regulations, including the requirement to distribute proxy statements for shareholder meetings and to comply with U.S. executive compensation disclosure standards, from which we are currently exempt. Furthermore, our directors, officers and principal shareholders would become subject to the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act, which would require them to file reports disclosing their ownership and transactions in our stock and could expose them to liability for short-swing profits. We may also no longer be able to rely on home-country governance practices.

We would likely also need to transition our financial reporting to comply with U.S. accounting principles and standards. As a foreign private issuer, we are permitted to report our financial statements in accordance with IFRS or other home-country accounting standards, but if we lose foreign private issuer-status we would be required to prepare our financial statements in accordance with U.S. GAAP for all historical and future periods. Adopting U.S. GAAP could be costly and time-consuming, potentially requiring us to adjust our accounting processes, systems, and personnel to address the differences between IFRS and U.S. GAAP.

In general, complying with the U.S. domestic issuer requirements, including the more stringent reporting, disclosure and governance rules, is expected to significantly increase our legal, accounting and administrative costs. We may need to hire additional finance and legal personnel, upgrade our systems, and engage outside advisors to meet these new obligations. Management’s attention may also be diverted from other business matters to focus on compliance with the additional regulatory requirements. These changes could materially and adversely affect our business, financial condition and results of operations, by increasing our expenses and regulatory risks and by imposing constraints on how we manage our corporate affairs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our ability to successfully execute our business and growth strategy;

•	our future financial performance, including our expectations regarding our revenue, cost of revenue and operating expenses and our ability to achieve and maintain future profitability;

•	industry landscape of, and trends in, Japan’s market for electronic payment services and digital financial services;

•	our ability to compete successfully against future and current competitors;

•	our expectations regarding demand for, and market acceptance of, our services;

•	our ability to retain and grow our relationships with users and merchants;

•	our ability to obtain and maintain the necessary licenses to operate our business;

•	our ability to partner with card networks, payment services providers and other participants in the payment ecosystem;

•	our ability to maintain and improve our technological infrastructure and protect it from cyber-attacks while simultaneously continuing to innovate and develop new technologies and services;

•	our ability to manage risk associated with our business;

•	our ability to comply with existing, amended or new laws, regulations and policies applicable to our business;

•	general economic and business conditions and uncertainties affecting the markets in which we operate, and economic volatility that could adversely impact our business; and

•	our anticipated use of proceeds from this offering.

This prospectus also contains market data relating to the electronic payment services and digital financial services market in Japan, including our general expectations, market position, market size, and market opportunities of the markets in which we participate, that are based on industry publications and reports, in addition to brand awareness surveys that we commissioned as well as patent data we purchased. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The electronic payment services and digital financial services market in Japan may not grow at the rates projected by market data, or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

Certain users and merchants providing testimonials in this prospectus have been compensated for their time and reimbursed for their expenses in providing such testimonials.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$476 million, or approximately US$603 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon the initial public offering price of US$16.00.

The principal purposes of this offering are to create a public market for our ADSs and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures. Additionally, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, services or technologies, although we do not currently have any agreements or commitments to enter into any material acquisitions or investments. We cannot further specify with certainty the particular uses for the net proceeds from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may hold them as cash or invest them in cash equivalents or securities.

We will not receive any proceeds from the sale of shares by the selling shareholder in this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. In addition, our articles of incorporation, which will be amended upon the listing of the ADSs, will authorize our board of directors, rather than our shareholders, to determine matters relating to the appropriation of surplus, including the declaration of dividends. Any future determination to declare cash dividends will be subject to such amendment and, following the effectiveness of such amendment, will be made by resolution of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, any contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

If we pay any dividends on our common shares, we will pay those dividends which are payable in respect of the common shares underlying the ADSs to the depositary, as the registered holder of such common shares, and the depositary then will pay such amounts to the ADS holders in proportion to the common shares underlying the ADSs held by such ADS holders, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Taxation—Japanese Taxation” and “Description of American Depositary Shares.” The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. See “Description of American Depositary Shares.”

We currently intend to retain any future earnings and may not pay any dividends for the foreseeable future. See “Risk Factors—Risks Related to Shares of our Common Stock, the ADSs and this Offering—We may not pay dividends for the foreseeable future.”

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of December 31, 2025 presented on an actual basis and an as adjusted basis to give effect to the issuance and sale of the common shares in the form of ADSs offered hereby at the initial public offering price of US$16.00 per ADS after deducting underwriting discounts, commissions and estimated offering expenses payable by us assuming the underwriters exercise their over-allotment option in full.

The as adjusted information below is illustrative only. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2025
	Actual	As Adjusted(2)
	(in millions of yen)
Liabilities:
Borrowings (current)	¥378,084	¥378,084

Borrowings (non-current)	¥190,225	¥190,225

Shareholders’ equity:
Shareholders’ equity:
Share capital:
Issued capital(1)	152,405	199,857
Authorized—1,600,000,000 shares; Issued—637,571,200 shares (676,873,535 shares as adjusted for the offering (assuming the over-allotment option is exercised in full))
Share premium	37,260	84,380
Retained earnings	96,357	96,357
Accumulated other comprehensive loss	(1,852)	(1,852)

Equity attributable to owners of the parent company	284,170	378,742

Non-controlling interests	36,059	36,059

Total shareholders’ equity	320,229	414,801

Total capitalization(3)	¥510,454	¥605,026

Notes:

(1)

All of our issued shares of capital stock are fully-paid and non-assessable. On November 15, 2025, we split our common stock at a ratio of 1:200. The numbers of authorized and issued shares reflect the split.

(2)

The translations from U.S. dollars to yen in the above information were made at a rate of ¥156.80 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025.

(3)	Total capitalization is calculated as borrowings (non-current) plus total shareholders’ equity.

There has been no material change to our capitalization and indebtedness since December 31, 2025.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently issued common shares.

Our net tangible book value as of December 31, 2025 was approximately US$848 million, or US$1.33 per common share as of that date, and US$1.33 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, deferred tax assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per common share from our consolidated total assets, after giving effect to the issuance and sale by us of shares represented by ADSs in this offering at the initial public offering price of US$16.00 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2025, other than to give effect to the issuance and sale by us of 54,987,214 common shares in the form of ADSs in this offering at the initial public offering price of US$16.00 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2025 would have been US$1,324 million, or US$1.98 per issued common share and US$1.98 per ADS. This represents an immediate increase in net tangible book value of US$0.65 per common share and US$0.65 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$14.02 per common share and US$14.02 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Common Share	Per ADS
Actual net tangible book value as of December 31, 2025	US$1.33	US$1.33
Pro forma as adjusted net tangible book value after giving effect to this offering	US$1.98	US$1.98
Initial public offering price	US$16.00	US$16.00
Dilution in net tangible book value to new investors in the offering	US$14.02	US$14.02

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting the pro forma net tangible book value after giving effect to this offering.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2025, the differences between existing shareholders and the new investors with respect to the number of common shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per common share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of common shares does not include common shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Common Shares Total		Total Consideration			Average Price per Common Share Equivalent		Average Price per ADS Equivalent
	Number	Percent	Amount		Percent
			(in millions)
Existing shareholders	613,638,240	91.78%	US$	3,135	86.32%	US$	5.11	US$	5.11
New investors	54,987,214	8.22%	US$	497	13.68%	US$	16.00	US$	16.00

Total	668,625,454	100.00%	US$	3,632	100.00%

The pro forma information discussed above is illustrative only. The translations from yen to U.S. dollars and from U.S. dollars to yen in the above information were made at a rate of ¥156.80 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025.

The discussion and tables above do not take into consideration common shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. In addition, the discussion and tables above do not take into consideration the outstanding options granted under our share incentive plan. As of the date of this prospectus, there are also 12,436,600 common shares available for future issuance upon the exercise of future grants under our equity incentive plan. If any of these options are exercised, there will be further dilution to new investors.

ENFORCEMENT OF CIVIL LIABILITIES

We are a joint stock corporation incorporated with limited liability under the laws of Japan. All but one of our directors and other officers are residents of countries other than the United States. A substantial portion of our and their assets are located outside of the United States. As a result, it may not be possible for holders or beneficial owners of ADSs or shares of our common stock to effect service of process within the United States or elsewhere outside of Japan upon us or these persons, or to enforce against us or these persons judgments obtained in U.S. courts or elsewhere, whether or not predicated upon the civil liability provisions of the U.S. federal securities or other laws of the United States or any state thereof. Our legal counsel in Japan, Mori Hamada & Matsumoto, has advised us that in original actions or in actions for enforcement of judgments of U.S. federal or state courts brought before Japanese courts, there is general doubt as to the enforceability of liabilities based solely on U.S. federal and state securities laws.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

OUR HISTORY AND CORPORATE STRUCTURE

We were established in Japan on June 15, 2018 under the corporate name of Pay Corporation, as a joint venture between SoftBank Corp. and Yahoo Japan Corporation (currently LY Corporation), with the aim of developing and offering electronic payment services. In July 2018 we changed our corporate name to PayPay Corporation. Yahoo Japan Corporation later changed its corporate name to Z Holdings Corporation in October 2019 when it transformed to a holding company structure and transferred its business operation to a newly established company named Yahoo Japan Corporation and subsequently merged with its wholly-owned subsidiaries including Yahoo Japan Corporation and LINE Corporation, the operator of the LINE messaging app, in October 2023, changing its corporate name to LY Corporation. We are authorized to conduct our lines of business under Article 2 of our articles of incorporation.

The following is a summary of our key business development milestones since our establishment in 2018:

•

In October 2018, we began to offer our main electronic payment services under the brand “PayPay” with the technology-related support of One97 Communications Limited, the operator of the Paytm app in India.

•

In September 2019, Yahoo Japan Corporation’s electronic payment business, Yahoo! Money, was transferred to us and combined with PayPay, and we registered our business under the Payment Services Act of Japan.

•

In February 2020, we registered as a settlement business operator under the Ministry of Internal Affairs and Communications of Japan’s “MyNaPoint” campaign implemented to incentivize the use of Japanese individual number cards (known in Japan as “My Number Cards”).

•

In October 2022, we acquired all the shares of PayPay Card Corporation from Yahoo Japan Corporation (currently LY Corporation), making it our wholly-owned subsidiary. As part of the transaction, PayPay Card Corporation succeeded Yahoo Japan Corporation’s credit card merchant acquiring business.

•

In April 2023, we completed the acquisition of 35.0% of the shares of PayPay Securities Corporation through a third-party allotment of new shares, making it a joint venture among us, SoftBank Corp., Mizuho Securities Co., Ltd and Z Holdings Corporation (currently LY Corporation). Upon the completion of the transaction, SoftBank Corp., Mizuho Securities Co., Ltd. and Z Holdings Corporation (currently LY Corporation) held 30.6%, 34.0% and 0.4% of the shares, respectively.

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In July 2024, we established PayPay SC Corporation as a joint venture with SB C&S Corporation and SB Payment Service Corporation. As of the date of this prospectus, we, SB C&S Corporation and SB Payment Service Corporation each hold 34%, 33% and 33%, respectively, of the shares of PayPay SC Corporation.

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In August 2024, we were designated by the Ministry of Health, Labour and Welfare as a funds transfer service provider for the purpose of digital wage payments, which allows employers to transfer wages directly to their employees’ PayPay accounts, the first company to be so designated.

•	In November 2024, we completed the acquisition of Credit Engine Group, Inc. (currently Credit Engine, Inc.), an online loan management service provider, making it our wholly-owned subsidiary.

•

In April 2025, we acquired additional shares in PayPay Securities Corporation from SoftBank Corp. and LY Corporation, as well as from a third-party allocation of shares conducted by PayPay Securities Corporation, making it our consolidated subsidiary. Upon the completion of the transaction, we held 75.2% of the shares of PayPay Securities Corporation, while Mizuho Securities Co., Ltd. held 24.8%.

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In April 2025, we completed the acquisition of 47.1% of the common shares and 100% of the non-voting Class A preferred shares of PayPay Bank Corporation, Japan’s first internet bank, from Z Financial Corporation (currently LY Corporation) and Mitsui Sumitomo Insurance Co., Ltd. Sumitomo Mitsui Banking Corporation, Fujitsu Ltd., Taiju Life Insurance Company Limited and Sumitomo Life Insurance Company held 46.6%, 5.3%, 0.5% and 0.5% of the common shares, respectively, upon completion of the transaction. Upon the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares, effective April 28, 2025, we held 75.5% of the common shares, making PayPay Bank Corporation our consolidated subsidiary. Sumitomo Mitsui Banking Corporation, Fujitsu Ltd., Taiju Life Insurance Company Limited and Sumitomo Life Insurance Company held 21.5%, 2.4%, 0.2% and 0.2%, respectively, of the common shares, respectively, upon the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares.

On July 30, 2021, we completed an issuance of our shares (except for the conversion of Class A preferred shares into common shares described below), after which SoftBank Corp. held 960,000 shares (275,000 common shares and 685,000 Class A preferred shares), Yahoo Japan Corporation held 960,000 shares (275,000 common shares and 685,000 Class A preferred shares) and SoftBank Group Corp., the parent company of SoftBank Corp. and Z Holdings Corporation (currently LY Corporation), held 830,000 of our shares (550,000 common shares and 280,000 Class A preferred shares).

On December 21, 2021, SoftBank Group Corp. transferred all of its 830,000 shares to SVF II Piranha (DE) LLC, an investment fund ultimately controlled by SoftBank Group Corp. On August 31, 2022, Yahoo Japan Corporation transferred all of its 960,000 shares to Z Intermediate Holdings Corporation, Z Holdings Corporation’s (currently LY Corporation) wholly-owned subsidiary, out of which Z Intermediate Holdings Corporation transferred 163,196 common shares to Z Holdings Corporation (currently LY Corporation) on the same date. On October 1, 2022, all of the remaining 796,804 shares held by Z Intermediate Holdings Corporation were transferred to a new holding company, B Holdings Corporation, in which SoftBank Corp. held 50% of the shares and Z Holdings Corporation (currently LY Corporation) indirectly held 50% of the shares. On the same date, SoftBank Corp. transferred 796,804 of our common shares to B Holdings Corporation. By that date, all the Class A preferred shares we had issued were converted on a one-to-one basis into common shares.

On April 4, 2025, SVF II Piranha (DE) LLC exercised stock options it purchased from One97 Communications Singapore Private Limited, a subsidiary of One97 Communications Limited in December 2024, originally granted by us to One97 Communications Singapore Private Limited in September 2020, and received 159,012 common shares.

On April 10, 2025, we conducted a third-party allotment of new shares in which we issued 94,802 shares of common stock to SVF II Piranha (DE) LLC, 92,021 shares of common stock to SoftBank Corp. and 92,021 shares of common stock to LY Corporation. Following this issuance, and as of the date of this prospectus, B Holdings Corporation, SVF II Piranha (DE) LLC, SoftBank Corp. and LY Corporation hold 49.99%, 34.00%, 8.01% and 8.01% of our shares, respectively.

On November 15, 2025, we effected a stock split of one share into 200 shares. The historical issuances of preferred shares and common shares described in this section have not been retroactively adjusted to reflect the Stock Split.

The following diagram illustrates our corporate structure as of the date of this prospectus. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

Corporate Structure

Note:	As of end of December 2025

Companies Using the PayPay Brand

In October 2022, Z Holdings Corporation (currently LY Corporation) transferred to us the intellectual property rights relating to the “PayPay” brand, and in exchange, we granted Z Holdings Corporation (currently LY Corporation) a perpetual, non-exclusive, non-transferable license to use the transferred intellectual property rights relating to the “PayPay” brand as well as the right to sublicense those rights to certain of its subsidiaries, including to PayPay Insurance Service Corporation, without any subsequent payment obligations owed to us. As of the date of this prospectus, PayPay Insurance Service Corporation is the only company that is not part of our group and uses “PayPay” in its company name.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements and Industry Data.”

Overview

We offer a digital finance platform with services that range from easy-to-use payments services to a full-suite of financial services, designed to simplify and enrich the everyday lives of consumers and businesses in Japan. Payments services contribute to broad-based user engagement through transaction frequency, while financial services deepen and accelerate user engagement through cross-selling and long-term product relationships. Together, they function as mutually reinforcing pillars of our ecosystem and form the foundation of our user engagement strategy.

Payment business. Our payment business is anchored by PayPay, Japan’s leading code-based mobile payment platform, and PayPay Card, our integrated credit card service. Since its launch in 2018, PayPay has become one of the most widely used digital wallets in Japan, with approximately 72 million PayPay registered users as of December 31, 2025, and approximately 40 million monthly transacting users, or MTUs, during December 2025. PayPay allows users to make fast, secure payments by simply scanning a code with their smartphone, while offering merchants a low-cost, easy-to-adopt digital payment solution. We believe our rapid growth has been supported by key drivers, including the launch of multiple large-scale promotional campaigns offering an aggregate of ¥10 billion in incentives, government policies designed to actively promote and encourage the use of cashless payments, as well as heightened consumer adoption during the COVID-19 pandemic as a means of avoiding physical cash handling. Our users can charge their PayPay Balance via several methods and make payments from that pre-loaded balance or utilize PayPay Credit to leverage credit extended to them by PayPay, if approved for PayPay Card credit. PayPay Card Corporation, through its more traditional credit card offerings, also offers revolving credit, cash advances, and installment plans for eligible card holders. PayPay Card had 16.0 million active cards issued as of December 31, 2025. Together, we recorded Payment Segment GMV of ¥15.39 trillion based on transactions processed through PayPay Balance, PayPay Credit and PayPay Card for the year ended March 31, 2025, reinforcing our dominant position in Japan’s code-based payments market. These services support a broad range of daily transactions—both offline and online—and form the foundation of our efforts to further deepen user engagement and expand monetization across our ecosystem.

Financial service business. Our financial service business, anchored by PayPay Bank Corporation and PayPay Securities Corporation, complements our payment platform by offering seamless, app-based banking and investing services. PayPay Bank services are integrated into the PayPay ecosystem and, as of December 31, 2025, had 9.7 million accounts with a total of ¥2,281.9 billion in deposits and ¥1,098.3 billion in loan balances, including card loans, business loans and mortgages. PayPay Securities Corporation, with its standalone app in addition to also being embedded in the PayPay app, reached 1.54 million brokerage accounts as of December 31, 2025, and serves a broad base of primarily first-time investors through user-friendly features, such as micro-investing via “PayPay Invest” (as described in more detail below) which allows users to begin investing with as little as ¥100. The feature is often used as a sub-account for casual securities investment, and has become a gateway for users to experience investing in a more simple and accessible format. Our strategy in financial services is to further deepen integration with PayPay—recently exemplified by PayPay acquiring majority stakes in both PayPay Bank Corporation and PayPay Securities Corporation in April 2025—to create a unified digital finance platform where users can effortlessly manage spending, saving, borrowing and investing all within a single mobile experience.

As we have expanded the use cases and frequency of payment transactions, our payment business has not only scaled with user growth, but also contributed meaningfully to overall profitability. In parallel, we have expanded our revenue mix by deepening financial engagement with existing users, leveraging cross-selling between our payment and financial service businesses to increase average revenue per user and improve platform monetization. This deliberate expansion of revenue streams alongside our product ecosystem has enabled us to simultaneously grow revenue and expand margins, which we believe is unique and differentiating across the broader global fintech landscape.

As we expand our service offerings and grow our business, it is important to continue maintaining constructive and transparent relationships with the regulatory authorities that supervise our business. The scope and pace of our license acquisitions underscore the depth of our regulatory engagement and serve as further validation of our role in advancing national policy objectives, particularly the Japanese government’s goal of accelerating adoption of digital and cashless payments across the broader Japanese population. To date, we have expanded our business steadily and strategically through the acquisition of a comprehensive set of regulatory licenses, reflecting both our long-term commitment to compliance and the government’s support for Japan’s transition to a more digital and fintech-enabled financial ecosystem. We have obtained 13 licenses across payment and financial business domains, including licenses for banking, securities brokerage, credit card operations and funds transfer, enabling us to offer a broad range of regulated financial services directly through our platform.

Our Financial Model

We operate a technology-enabled digital finance platform with two primary business areas—payments settlement and financial services—each supported by varying yet synergistic monetization drivers. Our financial model is underpinned by a combination of GMV-driven revenue, interest income, and a highly scalable, technology-oriented and low-cost operating structure.

Our Revenue Underpinned by “Payment” Business

1.	Represents proportion of total revenue of each segment. Includes inter-segment eliminations. The same applies hereafter.

Payments-Driven Revenue Model

Our core business model is primarily payments-driven, with monetization centered on transaction flows between users and merchants. Our payment services include payment and related services offered through our PayPay app and payment credit services such as revolving and installment payments options and cash advances. Revenue generated from the payments services is characterized by both transaction-based revenue from merchants and users, and interest income generated from our credit products. We recorded revenue from external customers in the Payment segment of ¥176.6 billion and ¥163.3 billion, or 86.7% and 88.1% of consolidated revenue from external customers, in the year ended March 31, 2025 and the nine-month period ended December 31, 2025, respectively. Additionally, we recorded interest income in the Payment segment and the Financial service segment of ¥68.6 billion and ¥19.8 billion, respectively, in the year ended March 31, 2025, and ¥61.2 billion and ¥22.3 billion, respectively, in the nine-month period ended December 31, 2025.7 In the year ended March 31, 2025, we recorded Payment Segment GMV of ¥15.39 trillion, reflecting our scale and high transaction frequency across a large user base.

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Code-based Payment Settlement Services. We offer code-based cashless payments to merchants and consumers across Japan. Revenue is primarily derived from transaction and service income, which includes merchant discount fees and other payment-related service charges. Our ability to scale this service profitably is driven by our two-sided network model, which facilitates growth in GMV without a proportional increase in marginal costs, strong user engagement, continuous expansion of merchant coverage and higher-value use cases such as utility bill payments, and tax settlements. In particular, we have seen momentum in online-based GMV growth, supported by increased transaction frequency and larger average ticket sizes in digital commerce settings.

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Credit Card Payment Services and Credit Card Merchant Acquisition. We also generate revenue through our credit card issuance and acquiring business operated by PayPay Card Corporation. Revenue consists of interchange fees from merchants, annual and other user fees, as well as interest income from revolving balances, cash advances, and installment payments. We actively promote higher-margin credit usage through campaigns that encourage card registration within the PayPay app, offering users additional PayPay Points or payment flexibility tied to usage conditions. This integration has enabled us to lower customer acquisition costs, while driving increased GMV and improved monetization through revolving and installment plans. Credit risk management is supported by our proprietary data-driven credit model that utilizes data from the large volume of payment transactions on our platform, exceeding 7.8 billion transactions per year. We have seen continued growth in the Number of Active PayPay Card Issued, particularly among younger users, indicating the strong monetization potential of our credit offerings.

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Subscription Revenue and Value-Added Services. We also generate revenue from promotions and marketing support provided to PayPay merchants, which are companies that our group provides the PayPay Settlement Services platform to as a method of payment in their stores. This portion of our business is currently quite limited and not a material source of revenue.

Our most basic payment method is PayPay Balance with a merchant-presented code, in which users can easily make a payment either by scanning merchant-presented QR codes or by merchants scanning user-presented codes on their PayPay App. As illustrated in the payment flow diagram below, our revenue model typically involves the following steps: (1) a user tops up their PayPay app balance, (2) the user makes a purchase using the app at a participating merchant, and (3) we reimburse the merchant for the transaction amount, net of applicable merchant discount fees. Unlike traditional credit card networks, we operate our own merchant

[7]	These amounts represent the total revenue of the Payment segment, including both transaction and service income and interest income, and serve as the denominator in our segment NIM calculation.

network, enabling us to set fee levels independently and avoid third-party network charges. In addition, because our model involves prepaid top-ups, we receive cash inflows at the outset of the transaction rather than after it has taken place, which supports a structurally cash-generative business model.

Payment Flow (Simplified illustration1)—Top-up

1.	Simplified illustration of transaction when users make a payment via PayPay Balance by scanning merchants’ printed QR code. The chart does not describe payment flow, fees, or other matters.

Under this model, we derive revenue primarily from merchant discount fees, which are typically calculated as a percentage of the transaction value. These fees are paid to us by merchants in exchange for providing them with access to our scaled and active user base, which includes approximately 72 million registered PayPay app users as of December 31, 2025, 55% of which were monthly transacting users. Our seamless digital payment infrastructure and value-added tools help increase customer engagement, retention, and transaction volume, which support this model from a user standpoint. Our scale and integration of payment infrastructure and merchant tools enable efficient merchant onboarding and high-frequency payment activity, further enhancing the attractiveness of our platform to merchants. In transactions conducted via our own merchant network, we incur no intermediary, acquirer, brand, or network processing fees, which are costs typically borne under traditional credit card settlement structures. This enables us to retain a greater share of unit economics and offer more competitive pricing.

Expansion into Financial Services

While our business has historically been anchored in payments, we are actively expanding into other financial services domains. Our financial services include internet banking services, including loans such as mortgages and remittances through PayPay Bank Corporation, security brokerage services through PayPay Securities Corporation, PayPay Point investment services through PPSC Investment Service Corporation and loan management services through Credit Engine, Inc. The revenue derived from these services are primarily interest income and transaction and service income. We recorded revenue from external customers in Financial service of ¥27.0 billion and ¥22.1 billion, or 13.3% and 11.9% of consolidated revenue from external customers, in the year ended March 31, 2025 and the nine-month period ended December 31, 2025, respectively. Additionally, we recorded interest income in connection with Financial service of ¥19.8 billion and ¥22.3 billion in the year ended March 31, 2025 and the nine-month period ended December 31, 2025, respectively. These offerings create new monetization channels and allow us to deepen our engagement with both users and merchants, providing a robust foundation for long-term revenue growth.

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Internet Banking Services. Revenue from the internet banking services is primarily derived from interest income, calculated under the effective interest rate method. In the year ended March 31, 2025, PayPay Bank Corporation achieved a NIM of 0.88%, with interest income of ¥19,759 million and interest expenses of ¥2,248 million, reflecting disciplined asset liability management and growth in loan-to-deposit ratios. As of December 31, 2025, PayPay Bank Corporation had total deposit balances of approximately ¥2,281.9 billion and total loan balances of ¥1,098.3 billion, highlighting ongoing user engagement and balance growth. Our banking operations also benefit from operational scalability, allowing us to offer high-interest deposit products while preserving margin.

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Securities Brokerage Business. Revenue is earned through brokerage commissions, asset management fees, and interest income from margin accounts. We enable users to invest small balances of accumulated PayPay Points or cash through streamlined account opening and product education features. PayPay Securities Corporation manages a growing base of asset-under-management (AUM), supported by the national shift from savings to investment and the expanded “new NISA” program, a Japanese government tax-free stock investment program, which is similar to the UK’s Individual Savings Account (ISA) program and has further encouraged long-term investment activity among individuals.

Cost Structure

Our cost structure reflects the dual nature of our platform—high user engagement across payments and financial services, supported by a lean, scalable operating model. Operating expenses primarily consist of settlement related cost, provision for loss allowance and interest expenses (the sum of which we define as “Total Transaction Cost”), point expenses, employee benefit expenses, and professional and outsourcing services expenses, as well as other operating expenses including depreciation and amortization, which reflect continued investment in platform development and infrastructure. We believe that Total Transaction Cost provides meaningful insight into the variable costs of facilitating transactions, which helps evaluate our cost efficiency relative to transaction activity. We have achieved operating leverage through cost controls in marketing and fixed overhead. For example, the reduction in advertising and promotion expenses reflects a strategic shift toward lower-cost in-app engagement and more targeted user acquisition through our ecosystem. Our cost base supports continued GMV and revenue growth while preserving margin scalability across our different services.

Our Financial Performance, Key Metrics and Financial Highlights

For the years ended March 31, 2023, 2024 and 2025, we generated total revenue of ¥201,194 million, ¥254,611 million, and ¥299,078 million, respectively. This growth was primarily driven by expansion in both our Payment segment and Financial service segment. The Payment segment contributed revenue of ¥165,934 million, ¥211,307 million, and ¥248,254 million for the respective years, supported by increasing code and credit card payment volume, and growth in associated interest income. The Financial service segment contributed ¥37,547 million, ¥46,208 million, and ¥53,640 million, respectively, reflecting strong momentum in deposit and loan growth at PayPay Bank Corporation and increasing securities trading activity at PayPay Securities Corporation.

Our profitability has improved significantly over the past three years. We recorded an operating loss of ¥20,548 million in the year ended March 31, 2023, which improved to an operating profit of ¥11 million in the year ended March 31, 2024, and further increased to an operating profit of ¥35,510 million in the year ended March 31, 2025. Net income attributable to shareholders of the parent company improved from a loss of ¥25,856 million in the year ended March 31, 2023 and ¥3,350 million in the year ended March 31, 2024 to a profit of ¥36,170 million in the year ended March 31, 2025. Adjusted EBITDA improved from a loss of ¥3,356 million in the year ended March 31, 2023 to a profit of ¥21,078 million in the year ended March 31, 2024 and further improved to a profit of ¥58,650 million in the year ended March 31, 2025. These improvements reflect operating leverage achieved through revenue scale, disciplined cost management, and increased contribution from higher-margin financial services.

For the nine-month period ended December 31, 2025, we continued to observe positive trends in user growth, transaction volume, and revenue; total revenue, operating profit and profit for the period were ¥278,478 million, ¥61,008 million and ¥103,337 million, respectively, reflecting continued progress toward deepening monetization and sustaining profitable growth. Adjusted EBITDA for the nine-month period ended December 31, 2025 was ¥82,538 million.

In addition to our financial results, we use operating metrics, which our management reviews to evaluate our current and past business, measure our performance, identify trends affecting our business, and make strategic decisions. The following table presents some of our key non-IFRS financial measures, together with the most directly comparable IFRS financial measures, and operating metrics for the years ended March 31, 2023, 2024 and 2025 and the nine-month periods ended December 31, 2024 and 2025:

	For the year ended March 31,			For the nine-month period ended December 31,
	2023	2024	2025	2024	2025
	(in millions of yen, unless otherwise indicated)
Operating profit (loss)	¥(20,548)	¥11	¥35,510	¥28,184	¥61,008
Operating profit (loss) margin	(10)%	0%	12%	13%	22%
Profit (loss) for the year (period)	¥(24,946)	¥(830)	¥39,157	¥28,957	¥103,337
Profit (loss) for the year (period) margin	(12)%	0%	13%	13%	37%

Non-IFRS Financial Measure:
Adjusted EBITDA(1)	¥(3,356)	¥21,078	¥58,650	¥44,647	¥82,538
Adjusted EBITDA Margin(2)	(2)%	8%	20%	20%	30%

	(in trillions of yen, unless otherwise indicated)
Operating Metrics:
Consolidated
Total GMV(3)	¥10.47	¥12.73	¥15.68	¥11.56	¥14.29
Payment segment
Payment Segment GMV(4)	¥10.20	¥12.46	¥15.39	¥11.34	¥14.05
Take Rate(5)	1.63%	1.70%	1.61%	1.62%	1.63%
Cost Rate(6)	1.83%	1.73%	1.42%	1.40%	1.27%
PayPay MTU (millions of users)(7)	30.3	33.2	37.2	36.2	40.0
PayPay Number of Transactions (millions of transactions)(8)	5,137.4	6,367.7	7,806.6	5,810.7	6,884.7
Financial service segment
PayPay Bank Balance of Deposits (billions of yen)(9)		¥1,685.2	¥1,841.0	¥1,912.7	¥2,281.9
PayPay Bank Balance of Loans (billions of yen)(10)		723.8	926.9	858.6	1,098.3

Notes:

(1)

Adjusted EBITDA is defined as profit (loss) for the year (period) plus income tax expense (benefit), share of profit (loss) of investments accounted for using the equity method, depreciation and amortization, loss on disposal of property and equipment and intangible assets, amortization of contract cost, listing-related expenses, M&A-related expenses and net interest expense (income) from corporate borrowings and treasury assets. Share of profit (loss) of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total revenue.
(3)

Total GMV, or gross merchandise value, is defined as the total of PayPay Balance GMV, PayPay Credit GMV, PayPay Card GMV and PayPay Bank Visa Debit Card GMV, excluding the GMV of cancelled transactions. See “—Our Financial Performance, Key Metrics and Financial Highlights—Gross Merchandise Value (GMV)” for a discussion of GMV.

(4)	Payment Segment GMV is defined as the total of PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV, excluding the GMV of cancelled transactions.
(5)	Take Rate is defined as Payment segment’s total revenue divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).
(6)	Cost Rate is defined as Payment segment’s operating expenses divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).
(7)

PayPay MTU is defined as the number of unique users who completed at least one payment per month that contributes to PayPay Balance or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions. PayPay MTU over a quarterly or annual period represents the figure from the last month in the relevant period.

(8)

PayPay Number of Transactions is defined as the total number of completed transactions that contribute to PayPay Balance GMV or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions.

(9)	PayPay Bank Balance of Deposits is defined as the sum of demand deposit and time deposit.
(10)	PayPay Bank Balance of Loans is defined as the sum of mortgage loans, overdraft and other.

Gross Merchandise Value (GMV)

One of the key business metrics for our payment settlement services is GMV, which is the yen value of total payments made (excluding cancelled transactions) and processed with our payment settlement services and financial services. Because we collect fees calculated based on the volume of payments made through our payment settlement services, including credit payment services, and our financial services, GMV is highly correlated to our revenue and we believe that it is an important business metric for investors to understand and assess our business, results of operations and growth. GMV provides useful information to investors as it represents the amount of users’ spend that is being directed through our payment settlement services and financial services. GMV enables us and investors to understand, evaluate and compare the total amount of user spending that is being directed through our payment settlement services over a period of time.

The following chart shows the main sources of GMV:

GMV Structure

See “—Other Operating Metrics” for additional information on GMV.

Factors Driving Our Performance

User Base Growth and Engagement and Merchant Base Growth

Our financial performance is closely tied to the continued expansion and engagement of our user base. Growth in the number of registered users and MTUs, as well as increased frequency and value of transactions per user, have been key drivers of GMV, particularly in our Payment segment. Higher user engagement also increases the potential for cross-sell into financial services such as banking, investment, and credit, contributing to long-term monetization and improved unit economics.

As of December 31, 2025, we had approximately 72 million PayPay registered users, up from 67 million as of December 31, 2024 and 61 million as of December 2023. The number of MTUs increased to approximately 40 million as of December 2025, from 36 million as of December 2024 and 32 million as of December 31, 2023. The growth reflects strong brand recognition, network effects from our large merchant base, and successful marketing campaigns tailored to specific product rollouts, as well as high user engagement levels across our platform, which support frequent and repeated usage. As a result of our user activity levels, we recorded a DTU/MTU (Daily Transacting Users / Monthly Transacting Users) ratio of 34.5% as of December 2025.

We also observed sustained increases in monthly engagement per user, with the average number of transactions per MTU growing from 18.4 in the three-month period ended December 31, 2023 to 20.3 in the three-month period ended December 31, 2024 and 21.5 in the three-month period ended December 31, 2025. In parallel, Monthly GMV per User grew from ¥34,509 in the three-month period ended December 31, 2023 to ¥38,745 in the three-month period ended December 31, 2024, and further to ¥42,363 in the three-month period ended December 31, 2025, indicating a steady rise in per-user spending and platform utility.

Monthly GMV per User—Growing Steadily Overtime

1.	Calculated by dividing the total Quarterly transactions for PayPay Balance, PayPay Credit, and PayPay Card by the total Quarterly PayPay App MTU (Monthly Transacting Users).
2.	Calculated by dividing the total Quarterly GMV for PayPay Balance, PayPay Credit, and PayPay Card by the total Quarterly PayPay App MTU (Monthly Transacting Users).
3.

The results of PayPay Card Corporation, which became a subsidiary in October 2022, have been retroactively consolidated from the beginning of FY2021, in accordance with the “interest pooling method” in business combination accounting.

Furthermore, user cohorts have exhibited strong retention and deepening usage trends over time. Across all registration cohorts from the year ended March 31, 2019 through December 31, 2025, we observed that users with longer tenures demonstrate higher active user rates and Monthly GMV per User, indicating the strength of our engagement model and the increasing relevance of PayPay’s platform in daily financial activity. These patterns reinforce the long-term monetization potential of our user base.

As we continue to scale our user base and expand product offerings, we expect sustained growth in Monthly Transactions per User and Monthly GMV per User to remain a fundamental driver of top-line expansion.

The continued growth of our merchant base is also a key driver of our performance. This expansion not only broadens the reach of our ecosystem, but also enhances the utility of our platform for users by increasing the number of available payment locations, which in turn drives higher transaction frequency and payment volumes for merchants. Growth in merchant adoption is supported by our targeted onboarding campaigns, same-day settlement features, and value-added merchant tools such as coupon distribution and data analytics. As more merchants accept PayPay, the value proposition for users strengthens, contributing to a positive network effect and reinforcing user retention and engagement. Because PayPay directly manages both sides of the payment network, including users and participating merchants, our platform operates as a “two-sided” system, which enhances efficiency and supports superior economics relative to open-loop models, giving us a structural competitive advantage. This virtuous cycle between merchant adoption and user activity is central to our monetization strategy, supporting both GMV growth and margin expansion.

GMV and Payment Mix

GMV is a key indicator of the scale and usage intensity of our platform, particularly within our Payment segment. Growth in GMV results from both increased adoption (expansion in MTUs) and deepening engagement (more frequent usage and higher transaction values per user).

Our Payment Segment GMV grew from ¥10.20 trillion in the year ended March 31, 2023 to ¥12.46 trillion in the year ended March 31, 2024 and further to ¥15.39 trillion in the year ended March 31, 2025, representing a CAGR of 23% over the two-year period. This growth reflects both the increase in registered users and MTUs, as well as improvements in average transaction frequency and size. On a per-user basis, Monthly GMV per User rose from ¥32,410 in the three-month period ended June 30, 2023 to ¥42,363 in the three-month period ended December 31, 2025, indicating sustained upward momentum in user-level monetization.

While PayPay Balance transactions continue to account for the majority of payment volumes, the contribution of credit card GMV, including PayPay Credit, credit card functionality embedded in code usage, and PayPay Card, has substantially expanded following the consolidation of PayPay Card Corporation, resulting in increased penetration of revolving payment and cash advances options. Code-based payments tend to drive high user frequency, while physical credit payments support larger average ticket sizes and recurring interest income. We believe the combination of these two payment methods enables us to maximize user utility and revenue capture across spending categories and demographics. Initiatives to promote PayPay Credit have accelerated consolidated GMV growth and facilitated increased use of revolving and cash advances features. Additionally, marketing initiatives such as PayPay Point campaigns and PayPay Card–PayPay app integration have supported higher per-user GMV and product attach.

As we continue to enhance our product mix and user targeting, we expect the blended GMV growth to remain a key driver of our revenue, particularly in transaction and interest income lines.

Cross-Product Penetration and Financial Services Adoption

Our broad and comprehensive product suite is increasingly positively impacting our performance given the depth of engagement across our platform. As users adopt financial services in addition to core payments, we are able to generate higher revenue per user, improve retention, and unlock new monetization channels. Cross-product penetration—especially into banking, investment, and credit—has become a key driver of growth and profitability as we evolve from a payment app into a full-service digital finance platform.

We track this dynamic through user engagement and service adoption trends. Over recent years, we have experienced significant growth in payments GMV per user, increased adoption of credit and investment features, and have developed an expanded suite of financial service offerings. These trends reflect deeper monetization driven by enhanced user activity and higher utilization of value-added offerings such as point investment, securities brokerage, and credit features.

Following the consolidation of PayPay Bank Corporation and PayPay Securities Corporation in April 2025, we have seen accelerating adoption of financial services within our existing user base. As of December 31, 2025:

•

PayPay Bank Corporation had 9.7 million accounts, supported by app-based customer acquisition campaigns and competitive deposit offerings (e.g., 2.0% yields for U.S. dollar and Japanese yen ordinary deposits under the “Dollar & Yen 2% Deposit” campaign; the interest rate on Japanese yen ordinary deposits will step up from 0.2% to 0.5%, as of February 1, 2026, based on the balance under the “Step-Up Yen Deposit” campaign).

•	PayPay Securities Corporation continued to expand its footprint via seamless onboarding, growing cumulative investment accounts and benefiting from strong engagement with the “new NISA” program.

Importantly, users who engage with multiple services—e.g., payments + deposits, or payments + investments—tend to exhibit significantly higher GMV per user, improved monetization, and lower churn. Internal cohort analysis indicates that GMV increases alongside the number of services used per user, reinforcing our platform strategy.

By simplifying the account opening process through eKYC, we facilitate smoother cross-selling into financial service offerings. Our eKYC allows PayPay users to open banking or securities accounts with as few as two to three steps—compared to seven to eight steps for users not onboarded via our ID system. As of December 31, 2025, 38.9 million users had registered for eKYC, underscoring our ability to migrate payment users efficiently into financial services.

We believe that continued cross-sell and product bundling will be a key lever in expanding our per-user monetization and platform lifetime value. Over time, we expect financial services to contribute to a growing share of both revenue and margin, complementing our payment business and reinforcing our position as Japan’s leading digital finance platform.

NIM and Credit Portfolio Performance

Our financial results are influenced by the performance of our interest-earning assets, particularly in the areas of credit card receivables and banking loans. The profitability of these activities depends on our ability to maintain a healthy NIM, grow our credit portfolio, and manage credit losses through disciplined risk management supported by data-driven credit model.

In the year ended March 31, 2025, our consolidated interest income totaled ¥88,442 million, representing a 19.7% increase year-over-year from ¥73,884 million in the prior fiscal year. This growth was driven by expansion in credit card receivables of PayPay Card Corporation, as well as rising loan balances at PayPay Bank Corporation. Interest income attributable to the Payment segment increased to ¥68,623 million, while interest income from the Financial service segment rose to ¥19,819 million, reflecting growth in mortgage and consumer loan products.

We achieved a consolidated NIM across both segments of 2.61% in the year ended March 31, 2025, up from 2.58% in the year ended March 31, 2024, benefiting from favorable product mix and continued optimization of our funding base. On the banking side, we are able to offer attractive yields to users while preserving spread. On the credit side, we have maintained high-yielding receivables, including revolving credit and cash advances, while limiting delinquencies through advanced risk scoring and behavioral modeling.

Our proprietary data-driven credit model, built on behavioral and transaction data from over 7.8 billion transactions per year, enables us to assess borrower risk with further precision. To date, this system has supported revolving and cash advance balances in the Payment segment. While the size of our credit portfolio is still expanding, we maintain a disciplined risk management framework to balance growth with asset quality. PayPay maintains a healthy credit portfolio with robust risk controls. The non-performing loan (NPL) ratios are 0.4% for banking and 5% for the credit card business. In banking, almost all of the loans excluding mortgage loans are backed by external guarantors, effectively minimizing the level of non-performing assets. For credit cards, although the NPL ratio stands at 5%, nearly the entire amount has already been provisioned. We utilize a rigorous, data-driven model to monitor credit quality and proactively mitigate the risk of NPL growth. We also adjust credit terms dynamically based on real-time user behavior, credit utilization, and macroeconomic signals. In addition to consumer risk assessment, our model also enables us to offer credit-related services and insights to merchants, such as installment support and cash advance solutions.

Credit Portfolio

1.	Almost all of the loans are being guaranteed and thereby categorized as Performing.
2.

Total amount of credit watch and at risk or default. Credit watch is defined as an account designated for elevated attention, and at a risk or default is defined as an account where there is an increased likelihood that default may exist based on qualitative and quantitative factors.

We believe that continued NIM stability, paired with the scalable growth of our interest-earning assets, will be a key contributor to margin expansion. As our lending portfolio deepens and the ratio of loan balances to total deposits improves, we expect the Financial service segment to deliver increasing profit contribution, complementing our transaction-driven Payment segment. Currently, almost all of our loans (excluding mortgage loans) are guaranteed by third-party financial institutions, and the interest income reported reflects the net amount after deducting the cost of such guarantees. While this approach effectively mitigates credit risk, it also compresses reported interest margin. Looking ahead, we intend to gradually reduce reliance on external guarantees and assume more credit risk internally for PayPay Bank Corporation, supported by enhancements to its own credit management framework. This reduction is enabled by our proprietary data-driven credit model, built on behavioral and transaction data, which strengthens our ability to evaluate and price credit risk. This shift is expected to increase recognized interest income and further expand NIM over time.

Cost Structure and Operating Efficiency

Our ability to operate at scale while maintaining a lean cost structure has been a key contributor to our profitability and margin expansion. We actively manage our cost base across variable costs (including settlement related cost, provision for loss allowance and interest expenses, the sum of which we define as “Total Transaction Cost”) and other costs (e.g., point expenses, personnel, infrastructure and advertising), with an ongoing focus on cost-to-revenue efficiency. These initiatives have allowed us to expand GMV and improve monetization without proportionate increases in spending, enhancing overall operating leverage. For example, PayPay Points expenses as a percentage of Payment Segment GMV declined significantly—from 20.6% in the second half of the year ended March 31, 2019 to 0.8% in the year ended March 31, 2025—reflecting tighter targeting and more efficient PayPay Point-based promotions. Similarly, our Fund Source Cost Rate8, which indicates the cost of sourcing funds from external partners, improved from 1.1% in the second half of the year ended March 31, 2019 to 0.3% in the year ended March 31, 2025. These improvements underscore our ability to grow GMV while enhancing cost efficiency and monetization.

We apply rigorous internal return metrics such as Life Time Value to Customer Acquisition Cost (LTV/CAC) when allocating resources to user acquisition and promotional activities. LTV represents the present value of the anticipated revenue less Total Transaction Cost, directly or indirectly generated from a user’s PayPay usage by efficiently invested CAC. CAC refers to the costs incurred for user acquisition and nurturing, such as point rewards and advertising expenses. This approach drives initiatives aimed at improving LTV, such as strategically targeting more engaged users such as users verified via eKYC process to increase the conversion rate. Conversely, to reduce CAC, initiatives including shortening campaign durations, narrowing target users, introducing a “scratch-off” lottery as rewards (costs incurred only for users who actively scratch off the lottery to receive points), refining geographical targeting, and selecting specific advertising channels (such as shifting from TV commercials to connected TV, or CTV, which allows for programmatic, data-driven advertising that reaches users via internet-connected televisions, improvising precision and cost-efficiency).

Based on the internal return metrics, we have disciplined control over marketing expenditures, leveraging campaigns tailored to specific user behaviors and transaction types. Major initiatives—such as the “Super PayPay Festival,” conducted three times annually—are designed to drive both user acquisition and product usage expansion. Campaign mechanics are continuously refined to reflect our product strategies, and may include reward acceleration tied to monthly activity thresholds, top-up behavior, or code/credit usage. Additionally, we have transitioned a significant portion of our customer acquisition efforts to ecosystem-based channels, including in-app cross-sell and bank-linked campaigns, which deliver cost reductions compared to standalone marketing. See “Business—Our Growth Strategies—Drive User Growth and Engagement through Targeted, Phase-Aligned Marketing” for more details for marketing initiatives.

In addition, we actively deploy targeted, regional campaigns in collaboration with municipal governments and local partners. These externally supported initiatives—such as PayPay Point-based subsidies linked to code-based public programs (whereby government or partner funding covers a portion of the rewards issued to users) or “furusato nozei” gift certificates—allow us to enhance local economic participation while also subsidizing the cost of PayPay Points. Our platform is also used to process gift certificate transactions, contributing to incremental fee income. By adjusting eligibility thresholds and optimizing regional targeting, we maintain high effectiveness while minimizing costs.

[8]

Calculated by dividing fund source cost by the GMV of PayPay (non-consolidated). Fund source cost includes items expensed during the period, such as bank fees related to PayPay Balance; issuing fees for PayPay Card and other credit cards; acquiring fees for PayPay Card; and other connection costs (e.g., gateway fees, bad debt losses from carrier payments), less revenue from carrier billing. These figures are unaudited.

We also focus on reducing our Fund Source Cost Rate across a variety of channels involved in users topping up their PayPay Balance, which are paid to the respective financial institutions. These include costs associated with banks, ATMs, PayPay Card, other companies’ credit cards, and SoftBank Carrier Billing. As costs paid to banks are the lowest, we established a dedicated team to expand our network of connected banks and negotiate lower transaction fees. As a result, we are currently connected with more than 1,000 banks, covering almost all financial institutions. The fees for other top-up methods, ordered from lowest to highest, are: ATM, PayPay Card, SoftBank and Y!mobile Carrier Billing, and other companies’ credit cards. For SoftBank and Y!mobile Carrier Billing, we began applying a 2.5% fee from the second transaction onwards per month. As a result of our continuous effort to reduce our Fund Source Cost Rate, it decreased to 0.3% for the year ended March 31, 2025 from 1.1% for the second half of the year ended March 31, 2019.

Over the past several years, we have improved cost efficiency through a combination of platform automation and internalization of system development. These efficiencies are supported by our vertically integrated and horizontally scalable technology platform, which enables us to streamline operations and achieve greater leverage as we scale. One of the most impactful measures has been the progressive shift toward in-house development of key technology systems, which has enhanced control while reducing long-term development and maintenance costs. We continue to strengthen internal engineering capabilities by internalizing core functions—particularly those related to our payment infrastructure and merchant solutions—allowing us to reduce dependency on third parties and improve cost control. We also continue to pursue productivity-focused human capital strategies, such as performance-linked compensation, data-driven workforce planning and operational digitization. We rigorously apply a performance-linked approach within our job-type employment system, conducting disciplined evaluations. Furthermore, we continuously review and optimize the utilization of outsourced and temporary personnel to ensure appropriate cost management.

In July 2024, we established PayPay SC Corporation as a joint venture with SB C&S Corporation and SB Payment Service Corporation to further expand the use of PayCAS, a unified cashless payment terminal with POS integration functionalities. With the establishment of PayPay SC, we spun off the SME merchant sales function, which resulted in reducing costs and streamlining our merchant sales force by reducing reliance on outsourced operations. This implication of an independent accounting system has fostered a leaner and more efficient structure. While our current efforts focus on the sales promotion of PayCAS, we plan to introduce new models to enhance device sales, secure “on-us” contract acquisition, and offer a broader spectrum of financial services.

These efforts are already reflected in our performance: for the year ended March 31, 2025, our total operating expenses only increased by 3.5% year-over-year to ¥263.6 billion, significantly below our 17.5% revenue growth over the same period, resulting in our Operating Profit Margin improving to 11.9%, from breakeven in the prior year. Looking ahead, we expect further efficiency gains by deepening automation, simplifying user workflows, and leveraging scale effects across our credit, deposit, and securities businesses. We will continue to monitor and optimize each cost component to support sustainable margin improvement.

Robust Unit Economics with High Operating Leverage

Unit Economics (% of Payment Segment GMV)

Note:	The figures presented are unaudited management accounting figures based on financial accounting figures and operating KPIs.
1.	Take Rate is Payment Segment’s Total Revenue divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).
2.	Cost Rate is Payment Segment’s Operating Expenses divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).
3.

Total deduction for Payment segment divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV). Deduction in Payment Segment consists mainly of 1) Payment related incentives and 2) Interchange fees.

Regulatory Framework and Licensing

Our ability to offer a broad range of financial products and services depends on maintaining compliance with Japan’s financial regulatory framework and obtaining the necessary licenses to operate across banking, credit, securities, and payment domains. Regulatory approval not only enables us to expand our service offerings, but also serves as a signal of institutional trust and operational credibility, which are especially important in a financial services context. Our licensed activities fall under the jurisdiction of multiple Japanese regulatory authorities, including the FSA for prepaid payment instruments, funds transfers services, lending, banking and securities brokerage; the METI for intermediation of comprehensive credit purchases; and the Ministry of Health, Labour and Welfare (MHLW) for digital salary payments.

As of December 31, 2025, we had obtained and consolidated operations under 13 financial and payment-related licenses, which support the operation of PayPay Bank Corporation, PayPay Securities Corporation, PayPay Card Corporation, and other subsidiaries across their respective verticals. In April 2025, we acquired majority stakes in both PayPay Bank Corporation and PayPay Securities Corporation, expanding our regulatory footprint and enabling consolidation of these businesses. These acquisitions allow us to integrate core infrastructure (such as deposit accounts and investment platforms) directly into the PayPay app. By embedding these services into a single interface, we are able to streamline onboarding processes, deepen user engagement across services, enable more effective cross-sell strategies, and improve customer experience.

In addition to statutory licensing, we maintain a constructive and proactive relationship with the relevant regulatory authorities and self-regulatory bodies. Our compliance framework includes internal monitoring systems, eKYC and AML protocols, and regular reporting across all regulated entities. This infrastructure supports our ability to launch new financial products, such as: PayPay Payroll – digital salary payment services (we were the first provider in Japan to receive such regulatory designation), embedded securities investment using PayPay Points, and same-day merchant settlement services via PayPay Bank Corporation.

Key Components of Results of Operations

Transaction and Service Income

Transaction and service income represents revenue earned from contracts with customers after deducting certain promotional incentives and rewards extended to our merchants and credit card holders and consists primarily of payment processing fees, merchant discount fees, and service charges associated with our payment settlement services, credit card issuing and acquiring, securities brokerage, and other customer-facing financial services.

For the years ended March 31, 2023, 2024 and 2025, transaction and service income was ¥146,927 million, ¥174,127 million, and ¥203,595 million, respectively, representing year-over-year growth of 18.5% in the year ended March 31, 2024 and 16.9% in the year ended March 31, 2025. The increase in transaction and service income was driven by strong growth in both the Payment and Financial service segments, reflecting expansion in user engagement, merchant adoption, and product uptake.

Payment Segment

In the Payment segment, transaction and service income is primarily derived from: (i) code-based PayPay Settlement Services, in which we earn a transaction fee by acting as a principal between the merchant and the user; (ii) Credit Payment Services, including interchange fees from PayPay Card usage and merchant acquiring activity; and (iii) Subscription revenue and value-added services, including promotions and marketing support to PayPay merchants, which are companies that our group provides the PayPay Settlement Services platform to as a method of payment in their stores, based on a contract between our group and such merchants.

For the year ended March 31, 2025, transaction and service income from external customers in the Payment segment totaled ¥176,597 million, up from ¥149,310 million in the year ended March 31, 2024 and ¥123,412 million in the year ended March 31, 2023. Revenue has continued to grow steadily over the past three fiscal years, supported in particular by the expansion of revenue from PayPay Balance payments. This increase was driven mainly by growth in GMV associated with these services, which in turn reflected both an increase in MTUs and higher GMV per MTU.

Financial Service Segment

In the Financial service segment, transaction and service income primarily includes: (i) Ancillary internet banking and platform usage fees through PayPay Bank Corporation; and (ii) Commissions and service fees earned through digital securities services from PayPay Securities Corporation, including revenues generated through the PayPay Invest platform (PayPay point management system).

Transaction and service income from external customers in the Financial service segment totaled ¥26,998 million in the year ended March 31, 2025, up from ¥24,817 million in the year ended March 31, 2024 and ¥23,515 million in the year ended March 31, 2023.

We believe transaction and service income will continue to grow as we further scale our two-sided network, increase financial product penetration, and deploy integrated offerings across our payment and financial services ecosystem.

Interest Income

Interest income consists primarily of interest earned on loans and advances to customers and other interest-bearing financial assets. Interest income is generated across both our Payment and Financial service segments, with distinct asset sources and yield dynamics.

For the years ended March 31, 2023, 2024 and 2025, total interest income was ¥50,285 million, ¥73,884 million, and ¥88,442 million, respectively, representing year-over-year growth of 46.9% in the year ended March 31, 2024 and 19.7% in the year ended March 31, 2025. The increase in each period was driven by expansion in our loan and credit receivable balances, as well as improved loan-to-deposit efficiency within PayPay Bank Corporation.

Payment Segment

In the Payment segment, interest income is primarily generated from: (i) Revolving credit, installment payments, and cash advances provided through PayPay Card Corporation; and (ii) Treasury investments and short-term placements related to settlement operations.

For the year ended March 31, 2025, interest income attributable to the Payment segment was ¥68,623 million, compared to ¥59,013 million in the year ended March 31, 2024 and ¥39,711 million in the year ended March 31, 2023. The year-over-year growth reflects the expansion of our credit card receivables, which increased from ¥805.6 billion as of March 31, 2024 to ¥1,001.9 billion as of March 31, 2025, net of allowances. Following our acquisition of PayPay Card Corporation in October 2022, we strategically raised credit limits throughout the year ended March 31, 2024 to accelerate balance growth. As credit usage and repayment data accumulated, we were able to refine credit segmentation and set annual percentage rates, or APRs, based on more tailored risk assessments. From the second half of 2024, additional measures we took to optimize credit limits contributed to increased loan adoption and user engagement, supporting stable growth in interest income.

Financial Service Segment

Interest income in the Financial service segment is derived from loan management services: (i) Overdrafts (for consumers and businesses), business loans, and mortgage loans offered by PayPay Bank Corporation; and (ii) Liquidity investments and other interest-bearing assets, including government and corporate bonds.

Interest income for the Financial service segment was ¥19,819 million in the year ended March 31, 2025, up from ¥14,871 million in the year ended March 31, 2024 and ¥10,574 million in the year ended March 31, 2023. Growth in this segment reflects the increase in total loans and advances from ¥723.0 billion in the year ended March 31, 2024 to ¥925.7 billion in the year ended March 31, 2025, net of allowance. The increase in interest income was driven primarily by the expansion of loan balances of consumers, as well as the end of the Bank of Japan’s negative interest rate policy in early 2024 and the subsequent rise in benchmark rates and bond yields.

Across both segments, our NIM was 2.61% in the year ended March 31, 2025, compared to 2.58% in the year ended March 31, 2024, supported by low funding costs and disciplined pricing. As we continue to scale our lending activities and optimize the mix between payment-related credit and banking loans, we believe interest income will remain a key driver of revenue and operating leverage.

Gains (Losses) on Financial Instruments

Gains (losses) on financial instruments primarily reflect realized and unrealized fair value movements in our investment securities, derivatives, and other financial instruments measured at fair value through profit or loss , or FVTPL, as well as dividends received on equity investments. This line item also includes gains or losses on trading portfolios for client facilitation trading at PayPay Securities Corporation and foreign exchange gains or losses and valuation adjustments on trading portfolios mainly held by PayPay Bank Corporation.

For the years ended March 31, 2023, 2024 and 2025, we recognized gains (losses) on financial instruments of ¥2,079 million, ¥4,641 million, and ¥5,529 million, respectively. The steady increase over the period reflects both the expansion of our investment portfolio and changes in market conditions impacting valuation of financial assets held at fair value.

This line item is more volatile and sensitive to market dynamics than our core revenue streams. We actively manage our investment risk exposures through asset diversification, duration management, and daily monitoring, with most instruments held within risk limits established by our risk management and treasury functions. While we do not consider gains on financial instruments a core component of our operating income, they provide incremental yield on capital reserves and surplus liquidity and may increase in contribution as our deposit base continues to scale.

Other Operating Income

Other operating income consists of ancillary income items not included in transaction and service income, interest income, or gains on financial instruments, including income that is non-recurring in nature. The items primarily include income recognized from the expiration of contractual obligations (such as unused balances and expired gift cards), expenses received related to personnel secondment and expenses, government grants, and other miscellaneous items.

For the years ended March 31, 2023, 2024 and 2025, other operating income was ¥1,903 million, ¥1,959 million, and ¥1,512 million, respectively. The year-over-year decrease in each period was due primarily to one-off factors, including fluctuations in subcontracting income and government grant income.

We do not expect other operating income to be a major driver of future growth. However, we continue to evaluate new monetization opportunities—such as enterprise platform services, remittance-based fees, and infrastructure cost sharing—that may contribute to this line item in a more material way over time.

IFRS Revenue — additional reference context

We present IFRS revenue as our primary revenue measure. To enhance transparency regarding items that affect period-to-period comparability, we include reference disclosures in the notes to our consolidated financial statements for amounts that are recorded as reductions of revenue under IFRS 15 or, in certain cases, are accounted for under IFRS 9. These disclosures are provided for context only and do not represent an alternative basis of revenue recognition or measurement under IFRS.

•	Payment settlement service deduction – recognized as a reduction of revenue under IFRS 15. See Note 31 to our audited consolidated financial statements.

•	Interchange fees – revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees. See Note 31 to our audited consolidated financial statements.

•

Guarantee fees (loan customers) – within the scope of IFRS 9 and recognized using the effective interest method, and not revenue under IFRS 15. See Note 31 to our audited consolidated financial statements.

•

Consideration payable to customers related to annual membership programs – recognized as a reduction of revenue under IFRS 15 (mainly benefits linked to annual membership fees). See Note 31 to our audited consolidated financial statements.

Operating Expenses

Operating expenses primarily consist of settlement related cost, provision for loss allowance and interest expenses (the sum of which we define as “Total Transaction Cost”), point expenses, employee benefit expenses, professional and outsourcing services expenses, as well as other operating expenses such as depreciation and amortization, license fees, advertising and promotion expenses and others. Technology related expenses are another key component of our operating expenses, depending on the nature of the systems and services, our technology-related expenses are recorded under various categories within operating expenses—such as license fees, professional and outsourcing services expenses, and depreciation and amortization. Typically, subscription-based services (such as cloud services) are classified under license fees. On the other hand, software that requires internal or external development is recorded under professional and outsourcing services expenses or, if capitalized, under depreciation and amortization. Our cost structure has improved with our business expansion, and we continue to benefit from operating leverage as our revenue base grows.

For the years ended March 31, 2023, 2024, and 2025, total operating expenses were ¥221,742 million, ¥254,600 million and ¥263,568 million, respectively. The year-over-year increase of 3.5% in the year ended March 31, 2025 was significantly lower than our 17.5% revenue growth over the same period, highlighting increased cost efficiency and margin expansion.

The following are key components of our operating expenses:

•

Settlement Related Cost: These expenses include fees paid to banks for users to charge their PayPay Balance from their bank accounts (charge costs), withdrawal fees incurred when funds are debited from users’ bank accounts, and brand or network fees paid to international card brands. Total settlement related cost were ¥43,662 million in the year ended March 31, 2025, compared to ¥39,992 million in the year ended March 31, 2024 and ¥38,482 million in the year ended March 31, 2023. The increases are consistent with rising transaction volume and expansion of financial service offerings, including increased charge costs (funding source costs) on PayPay Balance transactions, higher bank withdrawal fees associated with PayPay Card volume growth, and increased brand and network fees paid to international brands. We have strategically managed the funding costs paid to banks through sales efforts. See “—Factors Driving Our Performance—Cost Structure and Operating Efficiency” for more details.

•

Provision for Loss Allowance: We recognized ¥23,942 million in provision expenses in the year ended March 31, 2025, compared to ¥23,006 million in the year ended March 31, 2024 and ¥15,187 million in the year ended March 31, 2023, primarily related to expected credit losses on credit card receivables and banking loans. Provision for loss allowance generally fluctuates in tandem with changes in credit limits, and since the acquisition of PayPay Card Corporation in 2022, we have continuously adjusted credit limits in line with business conditions. Credit risk remains within expected ranges, supported by our proprietary data-driven credit model. The provision for loss allowance remained relatively stable from the year ended March 31, 2024 to the year ended March 31, 2025, primarily due to the optimization of credit limits in the year ended March 31, 2025 which led to a decrease in related provisions, offsetting the increase in credit card receivables.

•

Point Expenses: We recorded point expenses of ¥50,362 million in the year ended March 31, 2025, up from ¥45,402 million in the year ended March 31, 2024 and ¥42,283 million in the year ended March 31, 2023. Point expenses are promotional in nature and used as a mechanism to drive user acquisition, cross-selling and platform engagement. We can decide at our discretion the timing, targeted user groups and magnitude of the points we grant as rewards for code-based payment transactions. This discretionary nature and strategic purpose align more closely with marketing spend than with direct revenue generation. Although the total amount of point expenses increased, we have strategically moderated the distribution of broad-based incentives, reallocating towards targeted and performance-based campaigns to lower customer acquisition costs.

•	Employee Benefit Expenses: Our workforce expenses, including salaries, bonuses, and welfare contributions, totaled ¥41,483 million in the year ended March 31, 2025, up from ¥37,764 million in the year ended March 31, 2024 and ¥30,476 million in the year ended March 31, 2023. This increase reflects headcount growth driven by business expansion, including engineers and compliance personnel, as well as growth in headcount related to our banking and securities operations.

•

Professional and Outsourcing Services Expenses: Professional and outsourcing services expenses were ¥28,767 million in the year ended March 31, 2025, down from ¥34,800 million in the year ended March 31, 2024 and ¥30,547 million in the year ended March 31, 2023. The decline is primarily attributable to (i) a decline in outsourcing services expenses following the completion of PayPay Card Corporation’s core system development in the year ended March 31, 2024, and (ii) a reduction in outsourcing services expenses achieved through organizational restructuring as part of our broader cost optimization efforts including moving a part of the sales personnel to PayPay SC Corporation. See “—Factors Driving Our Performance—Cost Structure and Operating Efficiency” for more details.

•

Depreciation and Amortization: We recorded ¥20,093 million in depreciation and amortization expenses in the year ended March 31, 2025, up from ¥17,549 million in the year ended March 31, 2024 and ¥13,852 million in the year ended March 31, 2023. These increases are primarily related to continued investment in internally developed software supporting both core payments and financial services platforms.

•

License Fees: License fees mainly consist of subscription-based services (such as cloud services). For the year ended March 31, 2025, license fee expenses totaled ¥18,027 million, an increase from ¥15,899 million in the year ended March 31, 2024 and ¥11,133 million in the year ended March 31, 2023. License fees primarily relate to payments made under contractual arrangements for technology infrastructure and service platforms.

•

Advertising and Promotion Expenses: These expenses declined to ¥10,731 million in the year ended March 31, 2025 from ¥11,458 million in the year ended March 31, 2024 and ¥14,310 million in the year ended March 31, 2023. The reduction reflects a deliberate shift from mass-market incentive campaigns toward lower-cost marketing channels and in-app promotional tools and ecosystem-based cross-marketing, consistent with our user engagement and monetization maturity. In addition, we have enhanced cost effectiveness by focusing on high LTV user groups and efficient promotional campaigns. Further, certain promotions for merchants were subsidized by us only for the first transaction, thereby controlling recurring costs.

•

Other items: Other items recorded as operating expenses include taxes and charges, interest expenses, amortization of contract cost, and other. While these expense items are not substantial as of the year ended March 31, 2025, the interest expenses increase accompanying the growth of the deposit balance in internet banking business.

Our ability to drive top-line growth while maintaining disciplined cost control has resulted in sustained improvement in operating profitability. Our operating profit margin improved from negative 10.2% in the year ended March 31, 2023 to 0.0% in the year ended March 31, 2024, and to 11.9% in the year ended March 31, 2025. We expect continued leverage on fixed costs and scale efficiencies to support further margin expansion in the near term.

Acquisition of PayPay Card Corporation

On October 1, 2022, we completed the acquisition of all of the shares of PayPay Card Corporation from Yahoo Japan Corporation, an indirect subsidiary of SoftBank Group Corp. and a fully-owned subsidiary of Z Holdings Corporation (currently LY Corporation), and, on the same date, PayPay Card Corporation also succeeded Yahoo Japan Corporation’s credit card merchant acquiring business. PayPay Card Corporation is principally engaged in credit card payment services, both through physical credit cards and the PayPay app.

The acquisition of PayPay Card Corporation was accounted for as a business combination under common control. As a business combination under common control, we account for this transaction based on the book value of SoftBank Group Corp. and, regardless of the actual date we acquired PayPay Card Corporation, retrospectively consolidate the financial statements of PayPay Card Corporation, whereby we include the operating results and financial condition of PayPay Card Corporation in our consolidated financial statements as if the acquisition had been completed on the opening balance sheet date of the comparative period. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus.

Special dividends of ¥37 billion as an economic condition to close the acquisition paid by PayPay Card Corporation in September 2022 are included in our consolidated statement of changes in equity for the year ended March 31, 2023.

Acquisition of PayPay Securities

On April 10, 2023, we acquired newly issued shares of PayPay Securities Corporation with the aim to increase revenue and profit through synergies, including our track record of having over 20 million users (on a cumulative basis to date) having used PayPay Points to effect transactions with PayPay Securities Corporation. On April 1, 2025, we acquired additional shares in PayPay Securities Corporation from SoftBank Corp. and LY Corporation, as well as subscribed to a third-party allocation of shares conducted by PayPay Securities Corporation, making it our consolidated subsidiary. Upon the completion of the transaction, we held 75.2% of the total number of issued shares, while Mizuho Securities Co., Ltd. held 24.8%.

The acquisition of PayPay Securities Corporation was accounted for as a business combination under common control. As a business combination under common control, we accounted for this transaction based on the book value of SoftBank Group Corp. and, regardless of the actual date we acquired PayPay Securities Corporation, retrospectively consolidated the financial statements of PayPay Securities Corporation, whereby we reflected the operating results and financial condition of PayPay Securities Corporation in our consolidated financial statements as if the acquisition had been completed on the opening balance sheet date of the comparative period. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus.

Acquisition of PayPay Bank

On April 11, 2025, we completed the acquisition of 47.1% of the common shares and all of the non-voting Class A preferred shares of PayPay Bank Corporation, Japan’s first internet bank, from Z Financial Corporation (currently LY Corporation) and Mitsui Sumitomo Insurance Co., while Sumitomo Mitsui Banking Corporation, Fujitsu Ltd., Taiju Life Insurance Company Limited and Sumitomo Life Insurance Company held 46.6%, 5.3%, 0.5% and 0.5% of the common shares, respectively, upon completion of the transaction.

After the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares, effective April 28, 2025, we held 75.5% of the common shares, making PayPay Bank Corporation our consolidated subsidiary. Other than the non-voting Class A preferred shares, to our knowledge, there are no outstanding potential equity interests that would dilute our ownership in PayPay Bank Corporation. Sumitomo Mitsui Banking Corporation remains a significant minority shareholder, holding 21.5% of the common shares as of December 31, 2025, and we continue to maintain a cooperative relationship with them.

The acquisition of PayPay Bank Corporation was accounted for as a business combination under common control. As a business combination under common control, we accounted for this transaction based on the book value of SoftBank Group Corp. and, regardless of the actual date we acquired PayPay Bank Corporation, retrospectively consolidated the financial statements of PayPay Bank Corporation, whereby we reflected the operating results and financial condition of PayPay Bank Corporation in our consolidated financial statements as if the acquisition had been completed on the opening balance sheet date of the comparative period. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on historical experiences and on various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions. Refer to Note 5 “Critical Accounting Judgments and Key Sources of Estimation Uncertainty” to our audited consolidated financial statements included elsewhere in this prospectus for further details on our critical accounting estimates and judgments.

Our significant accounting policies are provided in Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

There were no new or amended IFRS that became effective during the year ended March 31, 2025 that had a material impact on our consolidated financial statements.

We assess the potential impact of new and revised accounting standards on an ongoing basis. As of the date of this prospectus, no issued but not yet effective IFRS standards are expected to have a material effect on our financial condition, results of operations, or cash flows upon adoption. For a detailed discussion of accounting standards issued but not yet effective, refer to Note 6 in our audited consolidated financial statements included elsewhere in this prospectus.

Non-IFRS Financial Measures

In evaluating our business, we consider and use Adjusted EBITDA and Adjusted EBITDA Margin, which are non-IFRS financial measures, as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define Adjusted EBITDA as profit (loss) for the year (period) plus income tax expense (benefit), share of profit (loss) of investments accounted for using the equity method, depreciation and amortization, loss on disposal of property and equipment and intangible assets, amortization of contract cost, listing-related expenses, M&A-related expenses and net interest expense (income) from corporate borrowings and treasury assets. share of profit (loss) of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

These non-IFRS financial measures enable our management to assess our operating results without considering the impact of items that we do not consider to be indicative of the results of our ongoing operations, such as certain non-cash items. We also believe that the use of these non-IFRS measures facilitate investors’ assessment of our operating performance and is useful to facilitate comparisons to historical performance.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as an analytical tool. These non-IFRS financial measures do not reflect all items of expense that affect our operations. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-IFRS financial measures to the most directly comparable IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA and Adjusted EBITDA Margin

The following tables reconcile Adjusted EBITDA from profit (loss) for the year (period), which is the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented. The adjustments presented below are primarily depreciation expenses that do not result in a cash outflow, temporary expenses and non-operating income and expenses.

	For the year ended March 31,			For the nine-month period ended December 31,
	2023	2024	2025	2024	2025
	(in millions of yen, except percentages)
Profit (loss) for the year (period)	¥(24,946)	¥(830)	¥39,157	¥28,957	¥103,337
Add: Income tax expense (benefit)	4,398	841	(4,196)	(1,156)	(42,228)
Add: Share of profit (loss) of investments accounted for using the equity method(1)	—	—	549	383	(101)
Add: Depreciation and amortization	13,852	17,549	20,093	14,486	17,551
Add: Loss on disposal of property and equipment and intangible assets	1,486	1,674	702	495	545
Add: Amortization of contract cost	803	1,043	1,297	948	1,243
Add: Listing-related expenses(2)	520	286	302	—	1,916
Add: M&A-related expenses(3)	116	17	330	177	431
Add: Net interest expense (income) from corporate borrowings and treasury assets(4)	415	498	416	357	(156)

Adjusted EBITDA	¥(3,356)	¥21,078	¥58,650	¥44,647	¥82,538
Divided by: Total revenue	201,194	254,611	299,078	220,447	278,478
Adjusted EBITDA Margin(5)	(2)%	8%	20%	20%	30%

	For the three-month period ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(in millions of yen)
Profit (loss) for the period	¥(1,265)	¥(41)	¥(1,278)	¥1,754	¥5,310	¥10,044	¥13,603	¥10,200	¥10,809	¥73,220	¥19,308
Add: Income tax expense (benefit)	570	495	552	(776)	1,536	(2,813)	121	(3,040)	5,050	(52,790)	5,512
Add: Share of profit (loss) of investments accounted for using the equity method(1)	—	—	—	—	—	252	131	166	105	58	(264)
Add: Depreciation and amortization	4,180	4,274	4,398	4,697	4,669	4,806	5,011	5,607	5,729	5,755	6,067
Add: Loss on disposal of property and equipment and intangible assets	139	242	718	574	210	154	131	207	182	174	189
Add: Amortization of contract cost	244	254	265	280	294	315	339	349	386	411	446
Add: Listing-related expenses(2)	263	23	—	—	—	—	—	302	939	441	536
Add: M&A-related expenses(3)	—	—	16	1	33	26	118	153	274	35	122
Add: Net interest expense (income) from corporate borrowings and treasury assets(4)	119	119	125	135	126	124	107	59	32	(124)	(65)
Adjusted EBITDA	¥4,250	¥5,366	¥4,796	¥6,665	¥12,178	¥12,908	¥19,561	¥14,003	¥23,506	¥27,180	¥31,851

Notes:

(1)	Share of profit (loss) of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.
(2)	Listing-related expenses consist of the fees and expenses of the professional advisors that we hired in connection with the preparations for our initial public offering.
(3)

M&A-related expenses, which consist of the fees and expenses of the professional advisors that we hired in connection with acquisitions and investments, such as our acquisition of PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation and accrued expenses related to holdbacks in connection with a prior acquisition.

(4)

Net interest expense (income) from corporate borrowings and treasury assets comprises interest expense on borrowings from LY Corporation, offset by interest income derived from guarantee deposits, cash and cash equivalents, and government securities within the payment segment.

(5)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total revenue.

Other Operating Metrics

The following tables set forth some of our other operating metrics as of the end or for each of the 15 most recent quarterly periods.

	As of or for the three-month period ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023
	(in trillions of yen unless otherwise indicated)
Total GMV(1)	¥2.31	¥2.45	¥2.89	¥2.82	¥3.02	¥3.05
Payment segment
Payment Segment GMV(2)	¥2.25	¥2.38	¥2.81	¥2.75	¥2.95	¥2.98
PayPay Balance GMV(3)	¥1.41	¥1.54	¥1.84	¥1.78	¥1.87	¥1.87
PayPay Credit GMV(4)	¥0.27	¥0.29	¥0.39	¥0.41	¥0.51	¥0.54
PayPay Card GMV(5)	¥0.57	¥0.56	¥0.59	¥0.56	¥0.57	¥0.58
PayPay registered users (millions of users)(6)	48.7	51.2	54.0	56.6	58.4	60.0
PayPay MTU (millions of users)(7)	22.5	25.2	28.2	30.3	30.2	30.8
Monthly Transactions per PayPay User(8)	18.2	18.7	18.1	17.1	17.8	18.6
Number of Active PayPay Card Issued (millions of cards)(9)	8.7	9.1	9.6	10.0	10.4	10.7
Balance of revolving payment (billions of yen)(10)	¥192.9	¥202.9	¥230.1	¥259.9	¥294.3	¥317.4
Balance of cash advances (billions of yen)(11)	¥11.6	¥11.6	¥12.0	¥12.9	¥13.4	¥13.6
Financial service segment
PayPay Bank Visa Debit Card GMV(12)	¥0.07	¥0.07	¥0.07	¥0.07	¥0.07	¥0.07
Number of PayPay Bank deposit accounts (millions of accounts)(13)	6.2	6.4	6.7	7.0	7.2	7.4
Number of PayPay Securities accounts (millions of accounts)(14)	0.35	0.41	0.47	0.52	0.58	0.71

	As of or for the three-month period ended
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(in trillions of yen unless otherwise indicated)
Total GMV(1)	¥3.32	¥3.35	¥3.60	¥3.78	¥4.19	¥4.12	¥4.46	¥4.73	¥5.10
Payment segment
Payment Segment GMV(2)	¥3.24	¥3.28	¥3.53	¥3.70	¥4.11	¥4.05	¥4.39	¥4.65	¥5.02
PayPay Balance GMV(3)	¥1.99	¥2.00	¥2.12	¥2.19	¥2.42	¥2.34	¥2.52	¥2.68	¥2.85
PayPay Credit GMV(4)	¥0.63	¥0.66	¥0.77	¥0.84	¥0.93	¥0.94	¥1.08	¥1.12	¥1.22
PayPay Card GMV(5)	¥0.63	¥0.62	¥0.64	¥0.68	¥0.76	¥0.76	¥0.79	¥0.84	¥0.94
PayPay registered users (millions of users)(6)	61.5	63.0	64.5	65.7	67.0	68.4	69.8	71.1	72.2
PayPay MTU (millions of users)(7)	31.8	33.2	33.7	34.5	36.2	37.2	37.8	38.9	40.0
Monthly Transactions per PayPay User(8)	18.4	18.2	19.3	20.4	20.3	19.6	20.5	21.6	21.5
Number of Active PayPay Card Issued (millions of cards)(9)	11.2	11.6	12.0	12.5	13.1	13.8	14.5	15.2	16.0
Balance of revolving payment (billions of yen)(10)	¥334.7	¥345.9	¥357.5	¥367.7	¥383.0	¥403.2	¥420.8	¥439.8	¥451.7
Balance of cash advances (billions of yen)(11)	¥13.3	¥13.8	¥14.5	¥15.0	¥15.8	¥18.2	¥19.9	¥21.6	¥23.4
Financial service segment
PayPay Bank Visa Debit Card GMV(12)	¥0.07	¥0.07	¥0.07	¥0.07	¥0.08	¥0.07	¥0.07	¥0.08	¥0.08
Number of PayPay Bank deposit accounts (millions of accounts)(13)	7.6	7.9	8.2	8.4	8.6	8.9	9.2	9.5	9.7
Number of PayPay Securities accounts (millions of accounts)(14)	0.85	1.08	1.18	1.24	1.30	1.37	1.42	1.47	1.54

Note:

(1)

Total GMV, or gross merchandise value, is defined as the total of PayPay Balance GMV, PayPay Credit GMV, PayPay Card GMV and PayPay Bank Visa Debit Card GMV, excluding the GMV of cancelled transactions. See “—Our Financial Performance, Key Metrics and Financial Highlights—Gross Merchandise Value (GMV)” for a discussion of GMV.

(2)	Payment Segment GMV is defined as the total of PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV, excluding the GMV of cancelled transactions.
(3)

PayPay Balance GMV is defined as payments made using PayPay Balance, PayPay Debit, PayPay Balance Card, other credit card payment linked to the PayPay app and payments made through other payment services and networks such as Alipay+ and HIVEX® via PayPay code payment, excluding top-ups to PayPay Balance with PayPay Card and excluding the GMV of cancelled transactions.

(4)

PayPay Credit GMV is defined as payments made using PayPay Credit, top-ups to PayPay Balance made using PayPay Card and GMV made by linking a PayPay Card to the PayPay app without linking a PayPay account, excluding the GMV of cancelled transactions.

(5)	PayPay Card GMV is defined as payment made using PayPay Card (physical card), excluding top-ups to PayPay Balance with PayPay Card and excluding the GMV of cancelled transactions.
(6)

PayPay registered users is defined as the number of registered users for PayPay, which is the number of active users excluding those whose accounts have been frozen, suspended, cancelled or deleted as of the end of the last month of the quarter.

(7)

PayPay MTU is defined as the number of unique users who completed at least one payment per month that contributes to PayPay Balance or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions. PayPay MTU over a quarterly or annual period represents the figure from the last month in the relevant period.

(8)

Monthly Transactions per PayPay User is defined as the number of transactions made using PayPay Balance, PayPay Credit and PayPay Card divided by PayPay MTU. The number of transactions made using PayPay Balance and PayPay Credit divided by PayPay MTU are as follows: 16.6, 17.2, 16.8, 15.9, 16.7, 17.4, 17.2, 17.1, 18.1, 19.2, 19.0, 18.3, 19.2, 20.2 and 20.0 for the three-month periods ended June 30, 2022, September 30, 2022, December 31, 2022, March 31, 2023, June 30, 2023, September 30, 2023, December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024, December 31, 2024, March 31, 2025, June 30, 2025, September 30, 2025 and December 31, 2025, respectively.

(9)

Number of Active PayPay Card Issued is defined as members of PayPay Card, PayPay Credit, and Yahoo! JAPAN Card, excluding members whose accounts have been suspended or who have withdrawn from the service. A single member that is issued multiple PayPay Cards since August 2024 is counted multiple times.

(10)	Balance of revolving payment is defined as the total outstanding revolving payment balance of PayPay Card at the end of the month of the applicable period.
(11)	Balance of cash advances is defined as the total outstanding cash advance balance of PayPay Card at the end of the month in the applicable period.
(12)

PayPay Bank Visa Debit Card GMV is defined as payments made using PayPay Bank Visa Debit Card (physical card) and Cardless Visa Debit transaction volume for both personal and corporate use, excluding the GMV of PayPay Debit GMV and ATM withdrawal amounts when using the cash card function, excluding the GMV of any cancelled transactions.

(13)

Number of PayPay Bank deposit accounts is defined as the total number of PayPay Bank regular savings accounts as of the end of the month, for both individual and corporate accounts, excluding closed accounts and fixed deposit accounts.

(14)

Number of PayPay Securities accounts is defined as the cumulative total number of PayPay Securities comprehensive securities accounts as of the end of the quarter, excluding the number of closed or frozen securities accounts.

Historical Results of Operations

The following table shows summary consolidated statements of profit or loss data for the years ended March 31, 2023, 2024 and 2025:

	For the year ended March 31,
	2023	2024	2025
	(in millions of yen)
Transaction and service income:
Revenue from external customers in Payment segment	¥123,412	¥149,310	¥176,597
Revenue from external customers in Financial service segment	23,515	24,817	26,998

Total transaction and service income (Consolidated)	¥146,927	¥174,127	¥203,595

Interest income	50,285	73,884	88,442
Gains on financial instruments	2,079	4,641	5,529
Other operating income	1,903	1,959	1,512
Total revenue	¥201,194	¥254,611	¥299,078

Operating expenses	(221,742)	(254,600)	(263,568)

Operating profit (loss)	(20,548)	11	35,510
Share of loss of a joint venture accounted for using the equity method	—	—	(549)

Profit (loss) before tax	(20,548)	11	34,961
Income tax (expense) benefit	(4,398)	(841)	4,196

Profit (loss) for the year	¥(24,946)	¥(830)	¥39,157

Attributable to:
Owners of the parent company	¥(25,856)	¥(3,350)	¥36,170
Non-controlling interests	910	2,520	2,987

Comparison of the Year Ended March 31, 2025 with the Year Ended March 31, 2024

Total revenue. Total revenue increased by ¥44,467 million, or 17.5%, from ¥254,611 million for the year ended March 31, 2024 to ¥299,078 million for the year ended March 31, 2025. Total revenue consists of the following: transaction and service income, interest income, gains (losses) on financial instruments and other operating income.

Transaction and service income. Transaction and service income was ¥203,595 million for the year ended March 31, 2025, an increase of ¥29,468 million, or 16.9%, from ¥174,127 million for the year ended March 31, 2024. The increase was due mainly to an increase in revenue from external customers for the Payment segment of ¥27,287 million, or 18.3%, from ¥149,310 million for the year ended March 31, 2024 to ¥176,597 million for the year ended March 31, 2025, which was driven mainly by the steady expansion of revenue from PayPay Balance payments. Because the PayPay Balance payment service was in a steady growth stage, the number of users increased at a steady rate as the service attained wider recognition, and the total amount used by a user increased as people integrated the service into their daily payment habits. As a consequence, PayPay Balance GMV increased, and GMV per MTU also rose, leading to higher revenue from PayPay Balance payments. The increase in transaction and service income also resulted from an increase in revenue from external customers for the Financial service segment of ¥2,181 million, or 8.8%, from ¥24,817 million in the year ended March 31, 2024 to ¥26,998 million in the year ended March 31, 2025. The increase in the Financial service segment was due mainly to an increase in the volume of transactions in the banking business.

Interest income. Interest income was ¥88,442 million in the year ended March 31, 2025, an increase of ¥14,558 million, or 19.7%, from ¥73,884 million in the year ended March 31, 2024. This increase was due mainly to an upward trend in effective interest rates and an increase in the balance of PayPay Card credit issued as well as loans offered by PayPay Bank Corporation.

While gains on financial instruments and other operating income do not account for a significant portion of total revenue, gains on financial instruments increased by ¥888 million, or 19.1%, from ¥4,641 million for the year ended March 31, 2024 to ¥5,529 million for the year ended March 31, 2025. The increase was due mainly to an upward trend in effective interest rates and an increase in fair value of financial instruments recorded in the Financial service segment. Other operating income primarily comprises income recognized from the expiration of contractual obligations, including unused PayPay balances and expired gift cards.

Operating expenses. Operating expenses were ¥263,568 million for the year ended March 31, 2025, an increase of ¥8,968 million, or 3.5%, from ¥254,600 million for the year ended March 31, 2024. The following table presents a breakdown of operating expenses for the years ended March 31, 2024 and 2025. Due to our continuous cost control efforts, the increase in variable costs was only marginal compared to the revenue growth.

	For the year ended March 31,
	2024	2025
	(in millions of yen)
Settlement related cost	¥39,992	¥43,662
Provision for loss allowance	23,006	23,942
Interest expenses	1,931	4,254

Total Transaction Cost	64,929	71,858
Point expenses	45,402	50,362
Employee benefit expenses	37,764	41,483
Professional and outsourcing services expenses	34,800	28,767
Depreciation and amortization	17,549	20,093
License fees	15,899	18,027
Advertising and promotion expenses	11,458	10,731
Tax and charges	6,518	5,052
Amortization of contract cost	1,043	1,297
Other	19,238	15,898

Total	¥254,600	¥263,568

The increase in operating expenses was primarily attributable to the following major expense categories: settlement related cost, interest expenses, point expenses, employee benefit expenses, depreciation and amortization and license fees. The increase in these expenses were partially offset by a decrease in professional and outsourcing services expenses. The following provides a detailed background on the year-over-year fluctuations by expense category:

•

Settlement related cost: Settlement related cost increased by ¥3,670 million, or 9.2%, from ¥39,992 million for the year ended March 31, 2024 to ¥43,662 million for the year ended March 31, 2025. Settlement related cost includes fees paid to banks when users top up their PayPay Balance from their bank accounts, withdrawal fees incurred when funds are debited from users’ bank accounts, and brand or network fees paid to international card brands. Settlement related cost increased due to higher PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV.

•

Interest expenses: Interest expenses increased by ¥2,323 million, or 120.3%, from ¥1,931 million for the year ended March 31, 2024 to ¥4,254 million for the year ended March 31, 2025. The significant increase in interest expenses was due to an increase in the effective interest rate and an increased balance of deposits from PayPay Bank users.

•

Point expenses: Point expenses increased by ¥4,960 million, or 10.9%, from ¥45,402 million for the year ended March 31, 2024 to ¥50,362 million for the year ended March 31, 2025. We can decide at our discretion the timing, targeted user groups and magnitude of the points we grant as rewards for code-based payment transactions. Over time, the promotional rate has declined as the Company has strengthened its market position.

•

Employee benefit expenses: Employee benefit expenses increased by ¥3,719 million, or 9.8%, from ¥37,764 million for the year ended March 31, 2024 to ¥41,483 million for the year ended March 31, 2025. Due to business expansion, employee benefit expenses increased by 23.9% from the year ended March 31, 2023 to the year ended March 31, 2024. While our business continued to grow from the year ended March 31, 2024 to the year ended March 31, 2025, the increase in the year ended March 31, 2025 was largely offset by a personnel transfer for the establishment of PayPay SC Corporation, resulting in a modest increase of 9.8%.

•

Depreciation and amortization: Depreciation and amortization increased by ¥2,544 million, or 14.5%, from ¥17,549 million for the year ended March 31, 2024 to ¥20,093 million for the year ended March 31, 2025. The increase in depreciation and amortization was attributable to the higher depreciable basis of the PayPay app, which has been capitalized through its continuous development.

•

License fees: License fees increased by ¥2,128 million, or 13.4%, from ¥15,899 million for the year ended March 31, 2024 to ¥18,027 million for the year ended March 31, 2025. The increase in license fees was primarily attributable to the increased volume of cloud service usage driven by the increase in GMV.

•

Professional and outsourcing services expenses: Professional and outsourcing service expenses decreased by ¥6,033 million, or 17.3%, from ¥34,800 million for the year ended March 31, 2024 to ¥28,767 million for the year ended March 31, 2025. This decline was primarily attributable to (i) a decline in outsourcing services expenses following the completion of PayPay Card Corporation’s core system development in the year ended March 31, 2024, and (ii) a reduction in outsourcing services expenses achieved through organizational restructuring as part of our broader cost optimization efforts including transferring part of the sales personnel to PayPay SC Corporation.

Management also noted that while the balance of revolving payment by PayPay Card users increased from the year ended March 31, 2024, provision for loss allowance has been relatively consistent year-over-year because of credit limit optimization. Provision for loss allowance increased slightly by ¥936 million, or 4.1%, from ¥23,006 million for the year ended March 31, 2024 to ¥23,942 million for the year ended March 31, 2025. Provision for loss allowance consists primarily of loss allowance provisions related to PayPay Card advances, and are largely influenced by credit risk of PayPay Card users as well as the outstanding balance owed by such users. Shortly after the acquisition of PayPay Card Corporation in October 2022, we undertook an initiative to increase users’ credit limits and assume greater credit risk, with the objective of driving higher purchase volumes and enhancing PayPay Card Corporation’s market share. As a consequence, we recognized a relatively higher provision for loss allowance for the year ended March 31, 2024 due to bad debts. Having achieved sufficient market share and in light of concerns regarding excessive credit risk, we optimized users’ credit limits, which resulted in a relatively mild increase in loss allowance provisions for the year ended March 31, 2025.

Operating profit (loss). As a result of the foregoing, operating profit was ¥35,510 million for the year ended March 31, 2025, an increase of ¥35,499 million from ¥11 million for the year ended March 31, 2024.

Share of loss of a joint venture accounted for using the equity method. Share of loss of a joint venture accounted for using the equity method was ¥549 million for the year ended March 31, 2025, compared with none recorded for the year ended March 31, 2024.

Profit (loss) before tax. As a result of the foregoing, profit before tax was ¥34,961 million for the year ended March 31, 2025, an increase of ¥34,950 million from ¥11 million for the year ended March 31, 2024.

Income tax (expense) benefit. Income tax benefit was ¥4,196 million for the year ended March 31, 2025 compared to income tax expense of ¥841 million for the year ended March 31, 2024. Because we did not generate profits in prior fiscal years, deferred tax assets were not recognized. Because we achieved profitability in the year ended March 31, 2025, we recognized deferred tax assets, leading to the recognition of substantial deferred income tax benefit.

Profit (loss) for the year. As a result of the foregoing, we recorded a profit for the year of ¥39,157 million for the year ended March 31, 2025, compared to a loss for the year of ¥830 million for the year ended March 31, 2024.

Comparison of the Year Ended March 31, 2024 with the Year Ended March 31, 2023

Total revenue. Total revenue increased by ¥53,417 million, or 26.6%, from ¥201,194 million for the year ended March 31, 2023 to ¥254,611 million for the year ended March 31, 2024.

Transaction and service income. Transaction and service income was ¥174,127 million for the year ended March 31, 2024, an increase of ¥27,200 million, or 18.5%, from ¥146,927 million for the year ended March 31, 2023. The increase was due mainly to a steady growth in user adoption, which led to higher PayPay Balance GMV and GMV per MTU.

Interest income. Interest income was ¥73,884 million for the year ended March 31, 2024, an increase of ¥23,599 million, or 46.9%, from ¥50,285 million for the year ended March 31, 2023. The increase was attributable to the growth of credit card receivables, resulting from our strategic decision to expand users’ credit limits and take on greater credit risk with the aim of driving purchase growth and reinforcing PayPay Card Corporation’s market share after its acquisition in October 2022.

While gains (losses) on financial instruments and other operating income do not account for a significant portion of total revenue, gains on financial instruments increased by ¥2,562 million, or 123.3%, from ¥2,079 million for the year ended March 31, 2023 to ¥4,641 million for the year ended March 31, 2024. The increase was due mainly to an increase in gains on financial instruments for the Financial service segment. The fluctuation also reflects the fact that we recorded a substantial loss on financial instruments in the year ended March 31, 2023, which did not recur in the year ended March 31, 2024 and thereby contributed to the increase in gains on financial instruments. Other operating income primarily comprises income recognized from the expiration of contractual obligations, including unused PayPay balances and expired gift cards.

Operating expenses. Operating expenses were ¥254,600 million for the year ended March 31, 2024, an increase of ¥32,858 million, or 14.8%, from ¥221,742 million for the year ended March 31, 2023. The following table presents a breakdown of operating expenses for the years ended March 31, 2023 and 2024.

	For the year ended March 31,
	2023	2024
	(in millions of yen)
Settlement related cost	¥38,482	¥39,992
Provision for loss allowance	15,187	23,006
Interest expenses	1,515	1,931

Total Transaction Cost	55,184	64,929
Point expenses	42,283	45,402
Employee benefit expenses	30,476	37,764
Professional and outsourcing services expenses	30,547	34,800
Depreciation and amortization	13,852	17,549
License fees	11,133	15,899
Advertising and promotion expenses	14,310	11,458
Tax and charges	7,104	6,518
Amortization of contract cost	803	1,043
Other	16,050	19,238

Total	¥221,742	¥254,600

The increase in operating expenses was primarily attributable to the following major expense categories: provision for loss allowance, employee benefit expenses, license fees, professional and outsourcing services expenses, depreciation and amortization and point expenses. The following provides a detailed background on the year-over-year fluctuations by expense category:

•

Provision for loss allowance: Provision for loss allowance increased by ¥7,819 million, or 51.5%, from ¥15,187 million for the year ended March 31, 2023 to ¥23,006 million for the year ended March 31, 2024. The increase was due to higher bad debts in PayPay Card advances, resulting from our initiative to assume greater credit risk to support purchase growth and enhancing PayPay Card Corporation’s market share.

•

Employee benefit expenses: Employee benefit expenses increased by ¥7,288 million, or 23.9%, from ¥30,476 million for the year ended March 31, 2023 to ¥37,764 million for the year ended March 31, 2024. The increase was due mainly to the expansion of our workforce to support the growth of our business.

•

License fees: License fees increased by ¥4,766 million, or 42.8%, from ¥11,133 million for the year ended March 31, 2023 to ¥15,899 million for the year ended March 31, 2024. The increase was attributable mainly to higher usage of cloud services associated with PayPay Card and the PayPay app, which primarily resulted from the increase in GMV.

•

Professional and outsourcing services expenses: Professional and outsourcing services expenses increased by ¥4,253 million, or 13.9%, from ¥30,547 million for the year ended March 31, 2023 to ¥34,800 million for the year ended March 31, 2024. The increase resulted from non-recurring professional services from an accounting firm, R&D support service for PayPay Card Corporation’s core system and outsourcing of call center operations.

•

Depreciation and amortization: Depreciation and amortization increased by ¥3,697 million, or 26.7%, from ¥13,852 million for the year ended March 31, 2023 to ¥17,549 million for the year ended March 31, 2024. The increase in depreciation and amortization was attributable mainly to higher depreciable base of PayPay’s software as well as the implementation of PayPay Card Corporation’s core system that was placed into service during the year ended March 31, 2024.

•

Point expenses: Point expenses increased by ¥3,119 million, or 7.4%, from ¥42,283 million for the year ended March 31, 2023 to ¥45,402 million for the year ended March 31, 2024. The promotional rate continued to decline as market share increased, and while total expenses rose slightly due to user growth, this impact was largely offset by the lower rate per user.

Management noted that the fluctuation of other operating expenses included immaterial fluctuations in various categories of expenses and does not reflect factors that could materially affect our financial condition or results of operations.

Operating profit (loss). As a result of the foregoing, operating profit was ¥11 million for the year ended March 31, 2024, compared with operating loss of ¥20,548 million for the year ended March 31, 2023.

Profit (loss) before tax. Profit before tax was ¥11 million for the year ended March 31, 2024, compared with a loss before tax of ¥20,548 million for the year ended March 31, 2023.

Income tax expense. Income tax expense was ¥841 million for the year ended March 31, 2024, compared to ¥4,398 million for the year ended March 31, 2023. As of March 31, 2024, we recognized deferred tax assets arising from temporary differences associated with a substantial provision for loss allowance, which resulted from increased credit limits. As a result, income tax expense decreased significantly compared with the year ended March 31, 2023.

Loss for the year. As a result of the foregoing, we recorded a loss for the year of ¥830 million for the year ended March 31, 2024, compared to a loss for the year of ¥24,946 million for the year ended March 31, 2023.

The following table shows selected consolidated statements of profit or loss data for the nine-month periods ended December 31, 2024 and 2025:

	For the nine-month period ended December 31,
	2024	2025
	(in millions of yen)
	(unaudited)
Transaction and service income:
Revenue from external customers in Payment segment	¥130,550	¥163,251
Revenue from external customers in Financial service segment	20,195	22,074

Total transaction and service income	¥150,745	¥185,325

Interest income	64,426	83,551
Gains on financial instruments	3,942	7,657
Other operating income	1,334	1,945
Total revenue	¥220,447	¥278,478

Operating expenses	(192,263)	(217,470)

Operating profit	28,184	61,008
Share of profit (loss) of investments accounted for using the equity method	(383)	101

Profit before tax	27,801	61,109
Income tax benefit	1,156	42,228

Profit for the period	¥28,957	¥103,337

Attributable to:
Owners of the parent company	¥26,483	¥101,521
Non-controlling interests	2,474	1,816

Comparison of the Nine-Month Period Ended December 31, 2025 with the Nine-Month Period Ended December 31, 2024

Total revenue. Total revenue increased by ¥58,031 million, or 26.3%, from ¥220,447 million for the nine-month period ended December 31, 2024 to ¥278,478 million for the nine-month period ended December 31, 2025.

Transaction and service income. Transaction and service income was ¥185,325 million for the nine-month period ended December 31, 2025, an increase of ¥34,580 million, or 22.9%, from ¥150,745 million for the nine-month period ended December 31, 2024. The revenue growth was due mainly to the growth in user adoption, the number of transactions and GMV per MTU, which led to higher PayPay Balance GMV. In addition to the growth in GMV, Take Rate improved both in offline and online merchants. In particular, we strategically focused on acquiring merchants that utilize us for online payments, which generally have a higher Take Rate compared to offline merchants. The acquisition of these new merchants and the strong performance of existing online merchants led to an increase in GMV generated by online merchants and a higher share of online GMV in our PayPay App GMV. PayPay App GMV is calculated as the sum of PayPay Balance GMV and PayPay Credit GMV (including PayPay Credit, top-ups to PayPay Balance with PayPay Card and GMV made by linking a PayPay Card to the PayPay app without linking a PayPay account), excluding GMV from canceled transactions.

Interest income. Interest income was ¥83,551 million for the nine-month period ended December 31, 2025, an increase of ¥19,125 million, or 29.7%, from ¥64,426 million for the nine-month period ended December 31, 2024. This growth was due to growth in both our Payment Segment and our Financial Segment. For the Payment Segment, the number of credit card users increased and the balance of revolving payments expanded, resulting in higher interest income. This growth was partially driven by improvements in card approval rates, which contributed to an increase in card-related financial balances. In addition to the increase in the number of cards issued, the launch of our new product “Pay in Installments Later” has also contributed to steady growth in financial balances. For the Financial Segment, the increase in interest income mainly resulted from an increase in loan balance, mainly for mortgage loans, as well as an increase in investments in debt securities.

While gains on financial instruments and other operating income do not account for a significant portion of total revenue, gains on financial instruments increased by ¥3,715 million, or 94.2%, from ¥3,942 million for the nine-month period ended December 31, 2024 to ¥7,657 million for the nine-month period ended December 31, 2025. The significant increase in gains (losses) on financial instruments resulted from factoring debt instruments. Other operating income primarily comprises income recognized from the expiration of contractual obligations, including unused PayPay balances and expired gift cards.

Operating expenses. Operating expenses were ¥217,470 million for the nine-month period ended December 31, 2025, an increase of ¥25,207 million, or 13.1%, from ¥192,263 million for the nine-month period ended December 31, 2024. The following table presents a breakdown of operating expenses for the nine-month periods ended December 31, 2024 and 2025.

	For the nine-month period ended December 31,
	2024	2025
	(in millions of yen)
	(unaudited)
Settlement related cost	¥32,469	¥36,348
Provision for loss allowance	17,241	17,396
Interest expenses	2,723	7,248

Total Transaction Cost	52,433	60,992
Point expenses	37,334	44,488
Employee benefit expenses	30,616	32,810
Professional and outsourcing services expenses	21,091	21,300
Depreciation and amortization	14,486	17,551
License fees	13,359	13,984
Advertising and promotion expenses	7,000	7,156
Tax and charges	3,430	3,526
Amortization of contract cost	948	1,243
Other	11,566	14,420

Total	¥192,263	¥217,470

The increase in operating expenses was due primarily to the following major expense categories: settlement related cost, interest expenses, point expenses, employee benefit expenses and depreciation and amortization. The following provides a detailed background on the period-to-period fluctuations by expense category:

•

Settlement related cost: Settlement related cost increased by ¥3,879 million, or 11.9%, from ¥32,469 million for the nine-month period ended December 31, 2024 to ¥36,348 million for the nine-month period ended December 31, 2025. The increase was due mainly to higher PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV.

•

Interest expenses: Interest expenses increased by ¥4,525 million, or 166.2%, from ¥2,723 million for the nine-month period ended December 31, 2024 to ¥7,248 million for the nine-month period ended December 31, 2025. The significant increase in interest expenses was due mainly to an increase in effective interest rate and an increased balance of deposits from PayPay Bank users. Management also noted that there was a policy change related to the Bank of Japan’s interest rate, which contributed to the increase in effective interest rate.

•

Point expenses: Point expenses increased by ¥7,154 million, or 19.2%, from ¥37,334 million for the nine-month period ended December 31, 2024 to ¥44,488 million for the nine-month period ended December 31, 2025. The promotional rate has continued to decline as market share increased, and while total expenses rose slightly due to user growth, this impact was largely offset by the lower rate per user.

•

Employee benefit expenses: Employee benefit expenses increased by ¥2,194 million, or 7.2%, from ¥30,616 million for the nine-month period ended December 31, 2024 to ¥32,810 million for the nine-month period ended December 31, 2025. The increase was due mainly to the increase in headcount to support the growth of the business.

•

Depreciation and amortization: Depreciation and amortization increased by ¥3,065 million, or 21.2%, from ¥14,486 million for the nine-month period ended December 31, 2024 to ¥17,551 million for the nine-month period ended December 31, 2025. The increase in depreciation and amortization was attributable to the higher depreciable basis of the PayPay application, which has been capitalized through continuous development. Also, PayPay Bank Corporation recognized a new lease contract, which started in April 2025, that resulted in an increase in depreciation expense.

Management noted that the fluctuation of other operating expenses included a number of immaterial fluctuations in various categories of expenses and did not reflect factors that could materially affect our financial condition and results of operations.

Share of profit (loss) of investments accounted for using the equity method. Share of profit of investments accounted for using the equity method was ¥101 million in the nine-month period ended December 31, 2025, compared to share of loss of investments accounted for using the equity method of ¥383 million recorded in nine-month period ended December 31, 2024.

Profit before tax. As a result of the foregoing, profit before tax was ¥61,109 million in the nine-month period ended December 31, 2025, an increase of ¥33,308 million, or 119.8%, from ¥27,801 million in the nine-month period ended December 31, 2024.

Income tax benefit. Income tax benefit was ¥42,228 million for the nine-month period ended December 31, 2025, compared to ¥1,156 million for the nine-month period ended December 31, 2024. The increase in income tax benefit primarily reflects the recognition of ¥57,535 million of deferred tax assets related to temporary differences that existed in prior periods but were not previously recognized, as recoverability improved in the current period and triggered the capitalization. See Note 13 in our unaudited condensed consolidated financial statements as of December 31, 2025 and for the nine months ended December 31, 2024 and 2025.

Profit for the period. As a result of the foregoing, profit for the period was ¥103,337 million for the nine-month period ended December 31, 2025, compared to a profit for the period of ¥28,957 million for the nine-month period ended December 31, 2024.

Results by Segment

The following tables show revenue and profit and loss information by segment for the years ended March 31, 2023, 2024 and 2025:

	For the year ended March 31, 2023
	Payment segment	Financial service segment	Inter-segment eliminations	Consolidated
	(in millions of yen)
Transaction and service income
Revenue from external customers	123,412	23,515	—	146,927
Inter-segment revenue	469	1,818	(2,287)	—

Total transaction and service income	123,881	25,333	(2,287)	146,927

Interest income	39,711	10,574	—	50,285
Gains on financial instruments	551	1,528	—	2,079
Other operating income	1,791	112	—	1,903

Total revenue	165,934	37,547	(2,287)	201,194

Operating expenses	(187,030)	(36,999)	2,287	(221,742)

Segment (loss) profit	(21,096)	548	—	(20,548)

	For the year ended March 31, 2024
	Payment segment	Financial service segment	Inter-segment eliminations	Consolidated
	(in millions of yen)
Transaction and service income
Revenue from external customers	149,310	24,817	—	174,127
Inter-segment revenue	823	2,081	(2,904)	—

Total transaction and service income	150,133	26,898	(2,904)	174,127

Interest income	59,013	14,871	—	73,884
Gains on financial instruments	405	4,236	—	4,641
Other operating income	1,756	203	—	1,959

Total revenue	211,307	46,208	(2,904)	254,611

Operating expenses	(215,084)	(42,420)	2,904	(254,600)

Segment (loss) profit	(3,777)	3,788	—	11

	For the year ended March 31, 2025
	Payment segment	Financial service segment	Inter-segment eliminations	Consolidated
	(in millions of yen)
Transaction and service income
Revenue from external customers	176,597	26,998	—	203,595
Inter-segment revenue	1,454	1,362	(2,816)	—

Total transaction and service income	178,051	28,360	(2,816)	203,595

Interest income	68,623	19,819	—	88,442
Gains on financial instruments	276	5,253	—	5,529
Other operating income	1,304	208	—	1,512

Total revenue	248,254	53,640	(2,816)	299,078

Operating expenses	(217,898)	(48,486)	2,816	(263,568)

Segment profit	30,356	5,154	—	35,510

Comparison of the Year Ended March 31, 2025 with the Year Ended March 31, 2024

Payment Segment

Total revenue for the Payment segment increased by ¥36,947 million, or 17.5%, from ¥211,307 million for the year ended March 31, 2024 to ¥248,254 million for the year ended March 31, 2025. The increase in total revenue was primarily driven by transaction and service income from external customers, which increased by ¥27,287 million, or 18.3%, from ¥149,310 million for the year ended March 31, 2024 to ¥176,597 million for the year ended March 31, 2025. This increase was supported by the steady growth of GMV associated with PayPay Balance payments, which in turn reflected both an increase in MTUs and higher GMV per MTU.

Operating expenses for the Payment segment increased by ¥2,813 million, or 1.3%, from ¥215,084 million for the year ended March 31, 2024 to ¥217,898 million for the year ended March 31, 2025. The moderate increase in operating expenses resulted from our continuous efforts on cost control. While point expenses, settlement related cost and employee benefit expenses increased by ¥4,960 million, ¥2,985 million and ¥2,003 million, respectively, in line with business growth, these increases were offset by a decrease of ¥6,569 million in professional and outsourcing services expenses, due primarily to reduced outsourcing of sales and system development service. Instead, we utilized our own resources.

As a result of the foregoing, segment profit for the Payment segment amounted to ¥30,356 million for the year ended March 31, 2025, compared with a segment loss of ¥3,777 million for the year ended March 31, 2024.

Financial Service Segment

Total revenue for the Financial service segment increased by ¥7,432 million, or 16.1%, from ¥46,208 million for the year ended March 31, 2024 to ¥53,640 million for the year ended March 31, 2025. The increase was due mainly to (a) an increase in transaction and service income from external customers of ¥2,181 million, or 8.8%, to ¥26,998 million for the year ended March 31, 2025, from ¥24,817 million for the year ended March 31, 2024, which reflected an increase of ancillary banking and platform usage fees from PayPay Bank Corporation, and (b) an increase in interest income of ¥4,948 million, or 33.3%, to ¥19,819 million for the year ended March 31, 2025, compared to ¥14,871 million for the year ended March 31, 2024, reflecting primarily the expansion of loan balances, as well as the end of the Bank of Japan’s negative interest rate policy in early 2024 and the subsequent rise in benchmark rates and bond yields.

Operating expenses for the Financial service segment increased by ¥6,066 million, or 14.3%, from ¥42,420 million for the year ended March 31, 2024 to ¥48,486 million for the year ended March 31, 2025. The increase was due mainly to an increase of ¥1,734 million in interest expenses due to higher interest rate and the increased balance of deposits. Employee benefit expenses also increased by ¥1,716 million due to an increase in headcount.

As a result of the foregoing, segment profit for the Financial service segment amounted to ¥5,154 million for the year ended March 31, 2025, compared with a segment profit of ¥3,788 million for the year ended March 31, 2024.

Comparison of the Year Ended March 31, 2024 with the Year Ended March 31, 2023

Payment Segment

Total revenue for the Payment segment increased by ¥45,373 million, or 27.3%, from ¥165,934 million for the year ended March 31, 2023 to ¥211,307 million for the year ended March 31, 2024. The increase in total revenue was primarily driven by transaction and service income from external customers, which increased by ¥25,898 million, or 21.0%, from ¥123,412 million for the year ended March 31, 2023 to ¥149,310 million for the year ended March 31, 2024. This increase was supported by the steady growth of GMV associated with PayPay Balance payments, which in turn reflected both an increase in MTUs and higher GMV per MTU.

Operating expenses for the Payment segment increased by ¥28,054 million, or 15.0%, from ¥187,030 million for the year ended March 31, 2023 to ¥215,084 million for the year ended March 31, 2024. The increase in operating expenses was attributable to increases in the following expenses categories: ¥7,722 million of provision for loss allowance, ¥5,821 million of employee benefit expenses, ¥4,766 million of license fees, ¥3,141 million of depreciation and amortization, ¥3,119 million of point expenses, and ¥2,884 million of professional and outsourcing services expenses. Provision for loss allowance increased due to higher bad debts arising from the expansion of credit limits. Employee benefit expenses, license fees and depreciation and amortization increased in line with our business growth. Professional and outsourcing services expenses increased due to professional services related to confidential projects as well as the outsourcing of infrastructure system development.

As a result of the foregoing, segment loss for the Payment segment amounted to ¥3,777 million for the year ended March 31, 2024, compared with a segment loss of ¥21,096 million for the year ended March 31, 2023.

Financial Service Segment

Total revenue for the Financial service segment increased by ¥8,661 million, or 23.1%, from ¥37,547 million for the year ended March 31, 2023 to ¥46,208 million for the year ended March 31, 2024. The increase was due mainly to (a) an increase in transaction and service income from external customers of ¥1,302 million, or 5.5%, from ¥23,515 million for the year ended March 31, 2023 to ¥24,817 million for the year ended March 31, 2024, which reflected an increase of ancillary banking and platform usage fees from PayPay Bank Corporation. The increase was also due to (b) an increase in interest income of ¥4,297 million, or 40.6%, from ¥10,574 million in the year ended March 31, 2023 to ¥14,871 million in the year ended March 31, 2024, reflecting primarily the expansion of card loan balances.

Operating expenses for the Financial service segment increased by ¥5,420 million, or 14.6%, from ¥36,999 million for the year ended March 31, 2023 to ¥42,420 million for the year ended March 31, 2024. The increase in operating expenses was due mainly to increases in professional and outsourcing services expenses and employee benefit expenses. Professional and outsourcing services expenses increased due mainly to the outsourcing of administrative functions. Employee benefit expenses increased in line with our business growth and an increase in headcount.

As a result of the foregoing, segment profit for the Financial service segment amounted to ¥3,788 million for the year ended March 31, 2024, compared with a segment profit of ¥548 million for the year ended March 31, 2023.

The following tables show revenue and profit and loss information by segment for the nine-month periods ended December 31, 2024 and 2025:

	For the nine-month period ended December 31, 2024
	Payment segment	Financial service segment	Inter-segment eliminations	Consolidated
	(in millions of yen)
Transaction and service income
Revenue from external customers	130,550	20,195	—	150,745
Inter-segment revenue	977	1,157	(2,134)	—

Total transaction and service income	131,527	21,352	(2,134)	150,745

Interest income	50,440	13,986	—	64,426
Gains (losses) on financial instruments	143	3,799	—	3,942
Other operating income	1,191	143	—	1,334

Total revenue	183,301	39,280	(2,134)	220,447

Operating expenses	(159,148)	(35,249)	2,134	(192,263)

Segment profit	24,153	4,031	—	28,184

	For the nine-month period ended December 31, 2025
	Payment segment	Financial service segment	Inter-segment eliminations	Consolidated
	(in millions of yen)
Transaction and service income
Revenue from external customers	163,251	22,074	—	185,325
Inter-segment revenue	1,071	658	(1,729)	—

Total transaction and service income	164,322	22,732	(1,729)	185,325

Interest income	61,238	22,313	—	83,551
Gains (losses) on financial instruments	1,977	5,680	—	7,657
Other operating income	1,466	479	—	1,945

Total revenue	229,003	51,204	(1,729)	278,478

Operating expenses	(177,969)	(41,230)	1,729	(217,470)

Segment profit	51,034	9,974	—	61,008

Comparison of the Nine-Month Period Ended December 31, 2025 with the Nine-Month Period Ended December 31, 2024

Payment Segment

Total revenue for the Payment segment increased by ¥45,702 million, or 24.9%, from ¥183,301 million for the nine-month period ended December 31, 2024 to ¥229,003 million for the nine-month period ended December 31, 2025. The increase was due mainly to an increase in transaction and service income from external customers of ¥32,701 million, or 25.0%, from ¥130,550 million for the nine-month period ended December 31, 2024 to ¥163,251 million for the nine-month period ended December 31, 2025, which reflected an increase in GMV associated with PayPay Balance payments.

Operating expenses for the Payment segment increased by ¥18,821 million, or 11.8%, from ¥159,148 million for the nine-month period ended December 31, 2024 to ¥177,969 million for the nine-month period ended December 31, 2025. The increase in operating expenses was mainly attributable to increases in the following expense categories: ¥7,154 million of point expenses and ¥3,188 million of settlement related cost. Point expenses increased since the number of people that met the criteria for a grant of points increased. Settlement related cost increased due primarily to higher GMV, which resulted in incurring higher costs charged by banks when users top up their PayPay Balance.

As a result of the foregoing, segment profit for the Payment segment amounted to ¥51,034 million for the nine-month period ended December 31, 2025, compared with a segment profit of ¥24,153 million for the nine-month period ended December 31, 2024.

Financial Service Segment

Total revenue for the Financial service segment increased by ¥11,924 million, or 30.4%, from ¥39,280 million for the nine-month period ended December 31, 2024 to ¥51,204 million for the nine-month period ended December 31, 2025. The increase mainly resulted from an increase in interest income of ¥8,327 million, or 59.5%, from ¥13,986 million for the nine-month period ended December 31, 2024 to ¥22,313 million for the nine-month period ended December 31, 2025, reflecting primarily the expansion of loan balances, as well as the end of the Bank of Japan’s negative interest rate policy in early 2024 and the subsequent rise in benchmark rates and bond yields.

Operating expenses for the Financial service segment increased by ¥5,981 million, or 17.0%, from ¥35,249 million for the nine-month period ended December 31, 2024 to ¥41,230 million for the nine-month period ended December 31, 2025. The increase in operating expenses was attributable to increases in the following expense categories: ¥3,518 million of interest expenses, ¥1,295 million of employee benefit expenses and ¥1,292 million of depreciation and amortization. Interest expenses increased due to the increased balance of deposits as well as increase in effective interest rate. Employee benefit expenses and depreciation and amortization increased in line with our business growth.

As a result of the foregoing, segment profit for the Financial service segment amounted to ¥9,974 million for the nine-month period ended December 31, 2025, compared with a segment profit of ¥4,031 million for the nine-month period ended December 31, 2024.

Quarterly Results of Operations

The following table sets forth unaudited selected statement of profit or loss data and Adjusted EBITDA for each of the 11 most recent quarterly periods. Adjusted EBITDA is a non-IFRS financial measure that we use to review and assess our operating performance.

	For the three-month period ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(in millions of yen)
Selected statement of profit or loss data:
Total revenue	¥58,067	¥61,817	¥66,750	¥67,977	¥69,135	¥70,917	¥80,395	¥78,631	¥86,154	¥92,478	¥99,846
Transaction and service income	40,592	42,344	46,196	44,995	45,887	48,458	56,400	52,850	56,816	62,091	66,418
Revenue from external customers in Payment segment	34,553	36,093	39,693	38,896	39,709	41,995	48,846	45,806	49,643	54,858	58,750
Revenue from external customers in Financial service segment	6,039	6,251	6,503	6,099	6,178	6,463	7,554	7,044	7,173	7,233	7,668
Interest income	16,238	17,953	19,432	20,261	21,304	21,011	22,111	24,016	25,435	27,878	30,238
Gains on financial instruments	1,040	749	922	1,930	1,627	826	1,489	1,587	3,561	1,962	2,134
Other operating income	197	771	200	791	317	622	395	178	342	547	1,056
Operating expenses	58,762	61,363	67,476	66,999	62,289	63,434	66,540	71,305	70,190	71,990	75,290
Total Transaction Cost	15,595	16,391	18,141	14,802	16,692	17,177	18,564	19,425	19,015	20,769	21,208
Settlement related cost	9,798	9,891	10,231	10,072	10,435	10,716	11,318	11,193	11,572	12,329	12,447
Provision for loss allowance	5,353	6,059	7,418	4,176	5,491	5,645	6,105	6,701	5,240	6,073	6,083
Interest expenses	444	441	492	554	766	816	1,141	1,531	2,203	2,367	2,678
Point expenses	8,963	10,915	13,647	11,877	11,423	12,219	13,692	13,028	13,153	15,268	16,067
Employee benefit expenses	8,103	8,545	8,813	12,303	9,967	10,708	9,941	10,867	10,783	10,946	11,081
Professional and outsourcing services expenses	8,862	8,884	8,543	8,511	6,731	6,983	7,377	7,676	7,737	7,077	6,486
Depreciation and amortization	4,180	4,274	4,398	4,697	4,669	4,806	5,011	5,607	5,729	5,755	6,067
License fees	3,579	3,817	4,140	4,363	4,511	4,376	4,472	4,668	4,283	4,503	5,198
Advertising and promotion expenses	2,276	2,469	3,235	3,478	2,758	1,935	2,307	3,731	2,388	2,447	2,320
Tax and charges	1,678	1,723	1,271	1,846	1,164	1,130	1,136	1,622	1,237	1,034	1,255
Amortization of contract cost	244	254	265	280	294	315	339	349	386	411	446
Other	5,282	4,091	5,023	4,842	4,080	3,785	3,701	4,332	5,479	3,780	5,162

	For the three-month period ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(in millions of yen)
Operating profit (loss)	(695)	454	(726)	978	6,846	7,483	13,855	7,326	15,964	20,488	24,556
Profit (Loss) for the period	(1,265)	(41)	(1,278)	1,754	5,310	10,044	13,603	10,200	10,809	73,220	19,308

Non-IFRS financial measure:
Adjusted EBITDA(1)	4,250	5,366	4,796	6,665	12,178	12,908	19,561	14,003	23,506	27,180	31,851

Note:

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for a discussion of Adjusted EBITDA and “—Non-IFRS Financial Measures—Adjusted EBITDA” above for a reconciliation of Adjusted EBITDA from profit (loss) for the period.

Liquidity and Capital Resources

Cash and Capital Requirements

As a company with all of its main operations in Japan, our cash and capital requirements are principally denominated in Japanese yen. Our cash and capital requirements are related mainly to our operating cash requirements, including for operating expenses, such as advertising and promotion expenses, debt service and repayments, as well as other investments. We launched our PayPay app in 2018 and incurred operating losses in every fiscal year since our inception through the year ended March 31, 2023, but have recorded operating profit since the year ended March 31, 2024, and we recorded losses for the year in every fiscal year since our inception through the year ended March 31, 2024, but recorded profit for the year for the year ended March 31, 2025. We have primarily funded our operations through the issuance of equity to our shareholders as well as with borrowings from various lenders. We expect to increasingly fund our operations from cash flow from operating activities due to the increased scale of our user base and revenue, in particular since we ended our initial waiver of small- and medium-sized merchant payment settlement fees in our Payment segment from October 2021.

Operating Cash Requirements

We require cash on an ongoing basis to finance our regular operations. In our Payment segment, when users of our PayPay app charge their PayPay Balance, we receive cash from the users prior to our paying accounts payable to merchants. Generally, at the end of a given fiscal period, the balance of accounts payable related to code-based payments tends to exceed the balance of accounts receivable, and the difference is linked to an increase in cash and deposits to ensure operating cash.

We are required to comply with the Payment Services Act because we engage in business activities that involve advance payments from users using prepaid payment instruments, namely our offering of PayPay Money and PayPay Money Lite as summarized below.

	PayPay Money	PayPay Money Lite
eKYC	Required	Not required
Governing Law and Relevant Regulations	Payment Services Act (Funds Transfer)	Payment Services Act (Prepaid Payment Instruments)
Required Guarantee Deposits

- Must cover 100% of the total unused prepaid balance of PayPay Money.

Note: For PayPay Money for digital wages payment, however, we are not required to provide guarantee deposits as we execute Guarantee Contract of Security Deposit of

- Must cover 50% of the total unused prepaid balance of PayPay Money Lite.

	PayPay Money	PayPay Money Lite
Providing Funds Transfer Service for PayPay Money for digital wages payments.
Key Features

- Can be withdrawn in the form of cash;

- Can be charged via bank transfer / ATM, by receiving sales proceeds through Yahoo! JAPAN Auction and Yahoo! JAPAN Flea Market, or by transferring withdrawals from the investment accounts of PayPay Invest, LINE BITMAX and Binance Japan; and

- Can be transferred between accounts via P2P money transfer.

- Withdrawal not permitted in principle;

- Can be charged by PayPay Card or SoftBank/Y!mobile Carrier Billing; and

- Can be transferred between accounts via P2P money transfer.

Note: If eKYC verification is not completed, any funds charged through a bank transfer / ATM, receiving sales proceeds through Yahoo! JAPAN Auction and Yahoo! JAPAN Flea Market, or receiving PayPay Money via P2P money transfer, will be classified as PayPay Money Lite.

Typical Use Cases	PayPay payments, transfers and withdrawals	PayPay payments and transfers

Under the Payment Services Act, we are registered as a fund transfer service provider to offer PayPay Money, a refundable type of PayPay Balance deposited by users, and are required to provide guarantee deposits to the Tokyo Legal Affairs Bureau for the full amount of the outstanding balance of PayPay Money, plus the costs associated with the exercise of our users’ rights as creditors of our fund transfer service. Also under the Payment Services Act, because we offer PayPay Money Lite, a non-refundable type of PayPay Balance pre-loaded through advance payments by users, we are also required to provide guarantee deposits to the Tokyo Legal Affairs Bureau for an amount that is at least half of the balance of PayPay Money Lite as of March 31 or September 30 every year if the balance of our PayPay Money Lite on such date exceeds ¥10 million.

For details on the calculation of our required guarantee deposits, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus. We are required to deposit the amount for guarantee deposits in cash or bonds, or enter into a guarantee contract or trust agreement with a financial institution for the amount required. The deposited amounts are recorded as guarantee deposits in our consolidated statements of financial position and are not available for our use in accordance with the Payment Services Act, while amounts of PayPay Balance that do not require a guarantee deposit are included in cash and cash equivalents in our consolidated statements of financial position. See Note 10 to our audited consolidated financial statements included elsewhere in this prospectus. As of March 31, 2025, cash and cash equivalents were ¥369,811 million and guarantee deposits were ¥244,229 million. As of March 31, 2024, cash and cash equivalents were ¥744,323 million and guarantee deposits were ¥321,885 million. As of March 31, 2023, cash and cash equivalents were ¥859,313 million and guarantee deposits were ¥282,291 million.

In our Payment segment, when PayPay Card holders use our credit payment services (including PayPay Credit), we extend credit to our cardholders and require cash to settle credit payment with merchants prior to collecting receivables from our cardholders. Through liquidation arrangements of credit card receivables, PayPay Card Corporation securitizes its credit card receivables and finances funds from financial institutions, including PayPay Bank Corporation, in order to expedite the timing of collection of the credit card receivables. Securitized credit card receivables are recorded as accounts receivable under our assets and as loan payables and commercial papers under our liabilities on our consolidated statements of financial position. See Note 37 to our audited consolidated financial statements included elsewhere in this prospectus. However, in the case of PayPay Credit, we will make the advance payment to the merchant, and PayPay Card Corporation will liquidate the card receivables and collect them from the user. See “Business—Our Products and Services—Payment Services” for a description of the payment flows.

Our cash outlays include principally the costs related to the promotion and marketing of our services to acquire new merchants and registered users, the development of our software and services, as well as selling, general and administrative expenses.

Capital Expenditures

For the year ended March 31, 2025, we invested ¥22,086 million, in capital expenditures, principally towards in-house and outsourcing software development. Capital expenditures are recorded as purchases of property and equipment and purchases of intangible assets (largely attributable to customer-facing tangible and intangible assets such as capitalized system development costs and physical credit cards) in our consolidated statements of cash flows, which were ¥4,822 million and ¥17,264 million, respectively, in the year ended March 31, 2025, compared to ¥4,584 million and ¥17,911 million, respectively, in the year ended March 31, 2024 and ¥10,284 million and ¥19,097 million, respectively, in the year ended March 31, 2023.

Debt Service and Contractual Obligations

As of December 31, 2025, loan payables and commercial papers on our consolidated statement of financial position was ¥568,309 million. As of March 31, 2025, loan payables and commercial papers on our consolidated statement of financial position was ¥399,578 million. The increase from March 31, 2025 to December 31, 2025 was due mainly to an increase in the balance of securitization of loans and advances to customers by PayPay Card Corporation and an increase in the balance of repurchase agreements by PayPay Bank Corporation. All our loan payables and commercial paper are denominated in Japanese yen. Loan payables and commercial papers on our consolidated statement of financial position is expected to be reduced by ¥15,000 million in February 2026, due to a scheduled repayment of certain intercompany loans. The liquidity previously provided through these intercompany loans is expected to be refinanced by us and such repayment of intercompany loans is not expected to materially change our overall level of borrowing.

As of March 31, 2025, the weighted average interest rates of the outstanding loan payables was 0.55% and the weighted average interest rates of the outstanding commercial paper was 0.59%. Commercial paper, intercompany loans and a portion of our borrowings from financial institutions are in part subject to fixed interest rates, while a portion of our borrowings from financial institutions and the liquidation arrangements for credit card receivables are subject to floating interest rates based on a spread over yen Tokyo Interbank Offered Rate. A portion of the liquidation arrangements for credit card receivables are subject to fixed interest rates based on the Tokyo Overnight Average Rate.

Certain of our loan payables, including from PayPay Card Corporation’s liquidation arrangements for credit card receivables, special overdraft facility agreements and a term loan, are subject to certain covenants as described below. As of December 31, 2025, ¥209,200 million of our loan payables were from such borrowings.

Liquidation Arrangements

Under the terms of PayPay Card Corporation’s liquidation arrangements for credit card receivables, the following events are specified as triggering cancellation of the relevant agreements:

•	PayPay Card Corporation ceases to be a subsidiary of LY Corporation.

•	The amount of total net assets on the non-consolidated balance sheet of PayPay Card Corporation must be maintained at a level higher than 75% of that for the immediately preceding fiscal year.

•	PayPay Card Corporation records an operating loss on its non-consolidated profit and loss statements for two consecutive years.

•

PayPay Card Corporation records an ordinary loss, which generally corresponds to operating profit/loss and non-operating profit/loss excluding certain extraordinary profit/loss, for two consecutive fiscal years.

In addition, under the terms of PayPay Card Corporation’s liquidation arrangements for credit card receivables, early redemption or pro-rata redemption is triggered if certain indicators, including the indicator calculated based on the amount of securitized receivables collected over a given period, do not meet the requirements specified under the agreements.

In addition, under the terms of the liquidation arrangements, a backup servicer takes over PayPay Card Corporation’s role as a servicer of collecting receivables and is required to pay collected money pursuant to the relevant agreements if certain events occur, including the following:

•	PayPay Card Corporation has ceased to be a consolidated subsidiary of LY Corporation.

•	PayPay Card Corporation’s issuer rating falls below BB+ or PayPay Card Corporation is placed on negative watch by a designated rating agency.

•

LY Corporation’s issuer rating falls below BBB+ or LY Corporation is placed on negative watch by, or the entrustor has ceased to be a consolidated subsidiary of LY Corporation, in case where PayPay Card Corporation does not have an issuer rating provided by a designated rating agency.

None of the events described above occurred for the years ended March 31, 2023, 2024 and 2025 and the nine-month period ended December 31, 2025.

Special Overdraft Facility

Pursuant to a special overdraft facility agreement with Mizuho Bank, Ltd., mandatory repayment is triggered if PayPay Corporation ceases to be a consolidated subsidiary of LY Corporation. Under a special overdraft facility agreement with PayPay Card Corporation, PayPay Card Corporation is required to maintain its status as a consolidated subsidiary of LY Corporation. PayPay Corporation and PayPay Card Corporation were in compliance with these requirements for the years ended March 31, 2023, 2024 and 2025.

Term Loan

Under the terms of a term loan, PayPay Card Corporation is subject to certain covenants including the following:

•

PayPay Card Corporation and Yahoo Japan Corporation (currently LY Corporation after its merger with Z Holdings Corporation) must maintain their status as consolidated subsidiaries of Z Holdings Corporation (currently LY Corporation after its merger with Yahoo Japan Corporation).

•

The total amount of net assets on the non-consolidated balance sheet as of the last day of each fiscal year must be higher than 75% of that of the immediately preceding fiscal year or (ii) 75% of that of the year ended March 31, 2021, whichever is higher.

•	PayPay Card Corporation must not record operating loss on its non-consolidated statements of profit or loss for two consecutive fiscal years.

PayPay Card Corporation was in compliance with all of the above covenants for the years ended March 31, 2023, 2024 and 2025 and the nine-month period ended December 31, 2025.

For additional information on the borrowing arrangements of PayPay Card Corporation, see Note 23 to our audited consolidated financial statements included elsewhere in this prospectus.

Financial Liabilities

The following table details the balance of our financial liabilities by repayment date as of March 31, 2025. The contractual cash flow amount below reflects cash flow presented on an undiscounted cash flow basis, including interest expense.

	Book value	Contractual cash flow	Within 1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	More than 5 years
Non-derivative financial liabilities	(in millions of yen)
Deposits	¥2,385,939	¥2,386,132	¥2,371,106	¥3,531	¥4,065	¥695	¥1,761	¥4,974
Accounts payable	949,397	949,397	949,396	1	—	—	—	—
Borrowings	399,578	401,819	202,992	59,136	37,083	91,446	11,012	150
Other financial liabilities	33,021	33,021	33,017	4	—	—	—	—
Lease liabilities	12,097	12,661	2,933	2,373	2,288	2,247	1,805	1,015
Derivative financial liabilities
Other financial liabilities	1,186	1,186	1,186	—	—	—	—	—

Total	¥3,781,218	¥3,784,216	¥3,560,630	¥65,045	¥43,436	¥94,388	¥14,578	¥6,139

Off-balance sheet item
Undrawn loan commitments	¥—	¥9,954,633	¥9,954,633	¥—	¥—	¥—	¥—	¥—

Lines of Credit

We have lines of credit with financial institutions for borrowing arrangements. As of March 31, 2025, our lines of credit totaled ¥913,873 million, and our remaining lines of credit available as of March 31, 2025 were ¥803,973 million.

Cash Flows

We believe that our current available cash and cash equivalents and our credit facilities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date hereof.

The following tables show our consolidated cash flow data for the nine-month periods ended December 31, 2024 and 2025:

	For the nine-month period ended December 31,
	2024	2025
	(in millions of yen)
Cash and cash equivalents at the beginning of the period	¥744,323	¥369,811
Net cash provided by (used in) operating activities	302,004	465,814
Net cash provided by (used in) investing activities	(238,518)	(483,942)
Net cash provided by (used in) financing activities	(116,829)	154,500
Effect of exchange rate changes on cash and cash equivalents	96	47
Increase (decrease) in cash and cash equivalents	(53,247)	136,419
Cash and cash equivalents at the end of the period	691,076	506,230

Operating Activities

Net cash provided by operating activities was ¥465,814 million in the nine-month period ended December 31, 2025, primarily attributable to profit before tax of ¥61,109 million, adjusted for positive non-cash items consisting of depreciation and amortization of ¥18,794 million, loss on disposal of property and equipment and intangible assets of ¥527 million, partially offset by negative non-cash items consisting of other income and costs of ¥1,354 million. The amount was further adjusted for changes in itemized balances of assets and liabilities that had a negative effect on operating cash flow, which primarily consisted of an increase in loans and advances to customers of ¥397,571 million, an increase in securities of ¥79,354 million and an increase in accounts receivable of ¥69,925 million, as well as certain changes in itemized balances of assets and liabilities that had a positive effect on operating cash flow, including primarily an increase in deposits of ¥595,052 million, an increase in accounts payable of ¥262,435 million and a decrease in guarantee deposits of ¥184,132 million.

Net cash provided by operating activities was ¥302,004 million in the nine-month period ended December 31, 2024, primarily attributable to profit before tax of ¥27,801 million, adjusted for positive non-cash items consisting of depreciation and amortization of ¥15,434 million, loss on disposal of property and equipment and intangible assets of ¥493 million and other income and costs of ¥88 million. The amount was further adjusted for changes in itemized balances of assets and liabilities that had a negative effect on operating cash flow, which primarily consisted of an increase in loans and advances to customers of ¥323,364 million, an increase in accounts receiveable of ¥63,448 million, as well as certain changes in itemized balances of assets and liabilities that had a positive effect on operating cash flow, including primarily an increase in deposits of ¥330,341 million, an increase in accounts payable of ¥247,390 million and and a decrease in guarantee deposits of ¥69,918 million.

Investing Activities

Net cash used in investing activities was ¥483,942 million in the nine-month period ended December 31, 2025, which was primarily attributable to purchase of securities of ¥576,449 million, purchase of intangible assets of ¥13,548 million, purchase of investment accounted for using the equity method of ¥11,655 million, purchase of property and equipment of ¥4,971 million and other of ¥2,132 million, partially offset by proceeds from sale of securities of ¥124,813 million.

Net cash used in investing activities was ¥238,518 million in the nine-month period ended December 31, 2024, which was primarily attributable to purchase of securities of ¥341,649 million, purchase of intangible assets of ¥13,085 million, payment for acquisition of subsidiaries of ¥5,759 million, purchase of property and equipment of ¥3,174 million, purchase of investment accounted for using the equity method of ¥1,360 million and other of ¥2,245 million, partially offset by proceeds from sale of securities of ¥128,754 million.

Financing Activities

Net cash provided by financing activities was ¥154,500 million in the nine-month period ended December 31, 2025, which was primarily attributable to proceeds from long-term borrowings of ¥1,160,190 million, proceeds from issuance of new common shares of ¥121,331 million and net increase in borrowings, current, of ¥31,000 million, partially offset by repayments of long-term borrowings of ¥1,022,459 million and payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control of ¥130,185 million.

Net cash used in financing activities was ¥116,829 million in the nine-month period ended December 31, 2024, which was primarily attributable to repayments of long-term borrowings of ¥676,221 million and net decrease in borrowings, current, of ¥63,000 million, partially offset by proceeds from long-term borrowings of ¥627,500 million.

The following tables show our consolidated cash flow data for the years ended March 31, 2023, 2024 and 2025:

	For the year ended March 31,
	2023	2024	2025
	(in millions of yen)
Cash and cash equivalents at the beginning of the year	¥831,596	¥859,313	¥744,323
Net cash provided by (used in) operating activities	(194,702)	49,975	155,849
Net cash provided by (used in) investing activities	190,014	(273,383)	(319,977)
Net cash provided by (used in) financing activities	31,986	107,930	(210,325)
Effect of exchange rate changes on cash and cash equivalents	419	488	(59)
Increase (decrease) in cash and cash equivalents	27,717	(114,990)	(374,512)
Cash and cash equivalents at the end of the year	859,313	744,323	369,811

Operating Activities

Net cash provided by operating activities was ¥155,849 million in the year ended March 31, 2025, primarily attributable to profit before tax of ¥34,961 million, adjusted for positive non-cash items consisting of depreciation and amortization of ¥21,391 million, loss on disposal of property and equipment and intangible assets of ¥696 million and other income and costs of ¥618 million. The amount was further adjusted for changes in itemized balances of assets and liabilities that had a negative effect on operating cash flow, which primarily consisted of an increase in loans and advances to customers of ¥399,055 million, as well as certain changes in itemized balances of assets and liabilities that had a positive effect on operating cash flow, including primarily an increase in deposits of ¥249,362 million, an increase in accounts payable of ¥145,558 million and a decrease in guarantee deposits of ¥77,656 million.

Net cash provided by operating activities was ¥49,975 million in the year ended March 31, 2024, primarily attributable to profit before tax of ¥11 million, adjusted for positive non-cash items consisting of depreciation and amortization of ¥18,591 million and loss on disposal of property and equipment and intangible assets of ¥1,495 million, partially offset by negative non-cash items consisting of other income and costs of ¥1,552 million. The amount was further adjusted for changes in itemized balances of assets and liabilities that had a negative effect on operating cash flow, which primarily consisted of an increase in loans and advances to customers of ¥311,125 million and an increase in securities of ¥45,476 million, as well as certain changes in itemized balances of assets and liabilities that had a positive effect on operating cash flow, including primarily an increase in deposits of ¥260,400 million and an increase in accounts payable of ¥130,744 million.

Net cash used in operating activities was ¥194,702 million in the year ended March 31, 2023, primarily attributable to loss before tax of ¥20,548 million, adjusted for positive non-cash items consisting of depreciation and amortization of ¥14,655 million and loss on disposal of property and equipment and intangible assets of ¥324 million, partially offset by negative non-cash items consisting of other income and costs of ¥616 million. The amount was further adjusted for changes in itemized balances of assets and liabilities that had a negative effect on operating cash flow, which primarily consisted of an increase in loans and advances to customers of ¥348,301 million, an increase in securities of ¥45,828 million, an increase in account receivable of ¥45,580 million and a decrease in other financial liabilities of ¥44,565 million, as well as certain changes in itemized balances of assets and liabilities that had a positive effect on operating cash flow, including primarily an increase in deposits of ¥302,122 million.

Investing Activities

Net cash used in investing activities was ¥319,977 million in the year ended March 31, 2025, which was primarily attributable to purchase of securities of ¥463,314 million, purchase of intangible assets of ¥17,264 million, payments for acquisition of subsidiaries of ¥5,759 million, other of ¥5,343 million, purchase of property and equipment of ¥4,822 million and purchases of investment accounted for using the equity method of ¥1,360 million, partially offset by proceeds from sale of securities of ¥177,885 million.

Net cash used in investing activities was ¥273,383 million in the year ended March 31, 2024, which was primarily attributable to payments of deposits with a related party of ¥600,000 million, purchase of securities of ¥437,408 million, purchase of intangible assets of ¥17,911 million and purchase of property and equipment of ¥4,584 million and other of ¥3,316 million, partially offset by proceeds from withdrawal of deposits with a related party of ¥600,000 million and proceeds from sale of securities of ¥189,836 million.

Net cash provided by investing activities was ¥190,014 million in the year ended March 31, 2023, which was primarily attributable to proceeds from withdrawal of deposits with a related party of ¥562,000 million, proceeds from sale of securities of ¥274,870 million and proceeds from divestiture of business of ¥4,596 million, partially offset by payments of deposits with a related party of ¥393,000 million, purchases of securities of ¥228,227 million, purchased of intangible assets of ¥19,097 million, purchases of property and equipment of ¥10,284 million and other of ¥844 million.

Financing Activities

Net cash used in financing activities was ¥210,325 million in the year ended March 31, 2025, which was primarily attributable to repayment of long-term borrowings of ¥917,898 million, net decrease in short-term borrowings of ¥128,700 million, and partially offset by proceeds from long-term borrowings of ¥842,300 million.

Net cash provided by financing activities was ¥107,930 million in the year ended March 31, 2024, which was primarily attributable to proceeds from long-term borrowings of ¥595,100 million and net increase in short-term borrowings of ¥30,000 million, and partially offset by repayment of long-term borrowings of ¥516,422 million.

Net cash provided by financing activities was ¥31,986 million in the year ended March 31, 2023, which was primarily attributable to proceeds from long-term borrowings of ¥519,000 million, net increase in short-term borrowings of ¥85,000 million and proceeds from stock issuances to non-controlling interests of ¥72,689 million, and partially offset by repayment of long-term borrowings of ¥543,045 million, payment for the purchase of the equity interest of subsidiaries, through transactions under common control of ¥63,000 million and dividends paid to non-controlling interests of ¥33,644.

Regulatory Capital Requirements

The Basel Committee has issued “A global regulatory framework for more resilient banks and banking systems,” or Basel III, outlining the global regulations for stronger bank capital adequacy. Under Basel III requirements, the capital adequacy ratio is calculated by dividing adjusted capital by risk-weighted assets.

Core capital is calculated based on the amount of qualifying instruments and reserves, with certain regulatory adjustments. Risk-weighted assets generally include credit risk-weighted assets, the equivalent amount of market risk divided by 8% and the equivalent amount of operational risk divided by 8%. In calculating the capital adequacy ratio of PayPay Bank Corporation, we have adopted the standardized approach to calculate the amount of the credit risk weighted assets of PayPay Bank Corporation, as well as the standardized approach to assess the equivalent amount of operational risk. We have adopted exemptions for market risk amounts because we are not proactively taking market risk and fulfill the requirements for such exemptions.

If the capital adequacy ratio of a financial institution falls below the required level, the FSA may, depending upon the extent of capital deterioration, take certain corrective actions, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations or other actions that could have a material effect on its financial statements. The minimum capital adequacy ratio applicable to Japanese banks without certain international operations is 4%.

The table below presents the capital adequacy ratio, core capital, total capital and risk-weighted assets of PayPay Bank Corporation under Japanese GAAP.

	As of the year ended March 31,
	2024	2025
	(in millions of yen, except ratios)
Capital adequacy ratio	18.19%	16.76%
Core capital	¥139,551	¥145,215
Total capital	128,417	132,575
Risk-weighted assets	705,909	790,957

We, PayPay Card Corporation and PayPay Securities Corporation are also required to maintain capital-related ratio and equity balance as defined by the capital regulations presented below.

Company	Laws and regulations	Requirements
PayPay Corporation	Payment Services Act	Maintenance of minimum required equity amount
PayPay Card Corporation	Installment Sales Act	Maintenance of minimum required equity ratio
PayPay Securities Corporation	Financial Instruments and Exchange Act	Maintenance of minimum required capital-to-risk ratio

We, PayPay Card Corporation and PayPay Securities Corporation adequately meets the capital requirements under the relevant laws and regulations.

Selected Statistical and Other Information

The following tables present selected statistical information as required by subpart 1400 of Regulation S-K.

In this section, averages are based on quarterly averages. Those averages are calculated as the average of the beginning balance and each quarter-end balance for the applicable year unless otherwise indicated. The presentation of historical averages in this section on a daily basis would involve unreasonable effort and expense. We do not believe that quarterly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant.

I. Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential

Distribution of Assets, Liabilities and Stockholders’ Equity

The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance.

The following tables show average balances, interest amounts and yields for our interest-earning assets and interest-bearing liabilities for the years ended March 31, 2024 and 2025.

For the year ended March 31, 2024

	Average Balances	Interest income (expense)	Average yield (assets) / rate paid (liabilities)
Assets	(in millions of yen)%
Interest-earning assets
Cash and cash equivalents	749,246	225	0.03%
Call loans	112,838	4	0.00%
Loans and advances to customers	1,376,117	70,841	5.15%
Payment:
Credit card receivables	721,912	58,583	8.11%
Financial service:
Mortgage loans	453,308	1,673	0.37%
Overdraft	192,799	10,575	5.48%
Other	8,098	10	0.12%
Securities	541,286	2,330	0.43%
Payment:
Government securities(1)	2,879	3	0.10%
Financial service:
Government securities(2)	120,632	388	0.32%
Corporate and other debt securities(2)	213,113	1,301	0.61%
Asset backed securities	196,158	638	0.33%
Exchange traded funds	8,504	–	–
Guarantee deposits	7,732	428	5.54%
Other financial assets	222	56	25.23%

Total interest-earning assets	2,787,441	73,884	2.65%

Total non-interest-earning assets	696,223	–	–

Total assets	3,483,664	–	–

Liabilities
Interest-bearing liabilities
Deposits	1,408,251	412	0.03%
Borrowing	514,906	1,452	0.28%
Lease liabilities	8,155	65	0.80%
Other Financial liabilities	102	2	1.96%

Total Interest-bearing liabilities	1,931,414	1,931	0.10%

Total non-interest-bearing liabilities	1,361,154	–	–

Equity	191,096	–	–

Equity and non-interest-bearing liabilities	1,552,250	–	–

Equity and liabilities	3,483,664	–	–

For the year ended March 31, 2025

	Average Balances	Interest income (expense)	Average yield (assets) / rate paid (liabilities)
Assets	(in millions of yen)%
Interest-earning assets
Cash and cash equivalents	568,734	901	0.16%
Call loans	91,817	196	0.21%
Loans and advances to customers	1,743,830	83,557	4.79%
Payment:
Credit card receivables	926,077	68,395	7.39%
Financial service:
Mortgage loans	580,095	2,201	0.38%
Overdraft	237,362	12,951	5.46%
Other	296	10	3.38%
Securities	811,660	3,710	0.46%
Payment:
Government securities(1)	31,641	77	0.24%
Financial service:
Government securities(2)	271,501	1,153	0.42%
Corporate and other debt securities(2)	269,136	1,426	0.53%
Asset backed securities	234,259	1,201	0.51%
Exchange traded funds	5,123	(147)	(2.87%)
Guarantee deposits	9,292	7	0.08%
Other financial assets	426	71	16.67%

Total interest-earning assets	3,225,759	88,442	2.74%

Total non-interest-earning assets	709,203	–	–

Total assets	3,934,962	–	–

Liabilities
Interest-bearing liabilities
Deposits	1,559,883	2,013	0.13%
Borrowing	511,009	2,147	0.42%
Lease liabilities	8,375	92	1.10%
Other financial liabilities	119	2	1.68%

Total Interest-bearing liabilities	2,079,386	4,254	0.20%

Total non-interest-bearing liabilities	1,650,379	–	–

Equity	205,197	–	–

Equity and non-interest-bearing liabilities	1,855,576	–	–

Equity and liabilities	3,934,962	–	–

Notes:
(1)	Government securities are purchased for the purpose of deposit under the Payment Services Act.
(2)	These securities include assets pledged as collateral at the Bank of Japan and Japanese Banks’ Payment Clearing Network.

Changes in Interest Income and Interest Expenses; Volume and Rate Analysis

The following tables present the variations in our financial income and expenses as a result of the variations in the average volume of interest-earning assets and interest-bearing liabilities and changes in average interest rates occurred for the year ended March 31, 2025 compared to the year ended March 31, 2024.

Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

					(in millions of yen)
	For the year ended March 31, 2024	Fiscal year ended March 31, 2025 versus fiscal year ended March 31, 2024			For the year ended March 31, 2025
Assets		Volume	Yield	Net Change
Interest-earning assets
Cash and cash equivalents	225	(67)	743	676	901
Call loans	4	(1)	193	192	196
Loans and advances to customers	70,841	17,889	(5,173)	12,716	83,557
Securities	2,330	1,228	152	1,380	3,710
Guarantee deposits	428	72	(493)	(421)	7
Other financial assets	56	39	(24)	15	71

Total interest-earning assets	73,884	19,160	(4,602)	14,558	88,442

Liabilities

Interest-bearing liabilities
Deposits	412	49	1,552	1,601	2,013
Borrowing	1,452	(11)	706	695	2,147
Lease liabilities	65	2	25	27	92
Other financial liabilities	2	0	(0)	0	2

Total interest-bearing liabilities	1,931	40	2,283	2,323	4,254

Interest-earning Assets-Margin

The following table presents our levels of average interest-earning assets and illustrates the comparative gross and net yields obtained for the indicated periods.

	(in millions of yen, except percentages)
	For the year ended March 31,

	2024	2025
Average total interest-earning assets	2,787,441	3,225,759
Interest income	73,884	88,442
Interest expense	1,931	4,254
Net interest income (1)	71,953	84,188
Non-IFRS Financial Measures:
Net interest margin (2)	2.58%	2.61%
Payment:
Average total interest-earning assets	1,172,964	1,215,717
Interest income	59,013	68,623
Interest expense	1,387	1,994
Net interest income (1)	57,626	66,629
Non-IFRS Financial Measures:
Net interest margin (2)	4.91%	5.48%
Financial service:
Average total interest-earning assets	1,614,477	2,010,042
Interest income	14,871	19,819
Interest expense	544	2,260
Net interest income (1)	14,327	17,559
Non-IFRS Financial Measures:
Net interest margin (2)	0.89%	0.87%

	(in millions of yen, except percentages)
	For the year ended March 31,

	2024	2025
(PayPay Bank Corporation of financial service segment)
Average total interest-earning assets	1,600,103	1,996,699
Interest income	14,811	19,759
Interest expense	542	2,248
Net interest income (1)	14,269	17,511
Non-IFRS Financial Measures:
Net interest margin (2)	0.89%	0.88%

Notes:
(1)	Net interest income is the difference between interest income and interest expense.
(2)	Net interest margin is net interest income divided by average total interest-earning assets.

II. Investments in debt securities

Maturity Composition of Investment in Securities Not Carried at Fair Value through Earnings

The following table presents our weighted average yield of each category of debt securities not carried at fair value through earnings as of March 31, 2025.

The weighted average yield for each range of maturities is calculated by dividing the annualized interest income for the year ended March 31, 2025 by the book amount of debt securities at that date.

As of March 31, 2025

	Maturing
	In 1 year or less	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	%	%	%	%
Debt securities measured at fair value through other comprehensive income
Government securities	0.23%	0.19%	0.12%	0.11%
Corporate and other debt securities	0.24%	0.35%	0.38%	0.41%
Asset-backed securities	0.46%	0.44%	0.33%	0.22%

As of March 31, 2025

	Maturing
	In 1 year or less	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	%	%	%	%
Debt securities measured at amortized cost
Government securities	0.13%	0.35%	0.14%	–
Corporate and other debt securities	0.41%	0.41%	0.21%	0.41%

III. Loan portfolio

Maturity and Composition of Loan Portfolio

The following table presents our loans and advances to customers’ portfolio by the time remaining to maturity as of March 31, 2025. Loans are stated before deduction of allowance for losses.

	(in millions of yen)
	Maturing
	In 1 year or less	After 1 year through 5 years	After 5 years through 15 years	After 15 years
Loans and advances to customers	1,217,380	163,976	121,909	469,336
Fixed interest rate	–	163,813	107,555	6,803
Variable interest rate	–	162	14,354	462,533

Total Loans	1,217,380	163,976	121,909	469,336

IV. Allowance for Credit Losses

Summary of Loan Loss Experience

Allocation of Provision for Impairment Losses

The following table presents impairment losses and sets forth the percentage distribution of the total provisions as of March 31, 2024 and 2025.

		(in millions of yen, except percentages)

	March 31, 2024		March 31, 2025

	Amount	% of total loan portfolio	Amount	% of total loan portfolio
Total loan portfolio (1)	1,560,487	–	1,972,601	–

Total losses allowance	(31,935)	2.05%	(44,994)	2.28%
Total loan portfolio, net of loss allowance	1,528,552	–	1,927,607	–

Note:
(1)	Total loan portfolio includes our total loans and advances to customers.

The ratio of total losses allowance to total loan portfolio as of March 31, 2025 has been relatively consistent with the ratio as of March 31, 2024.

Allocation of Net Charge-offs

		(in millions of yen, except percentages)

	March 31, 2024		March 31, 2025

	Amount	% of total average loans outstanding	Amount	% of total average loans outstanding
Loans to customers	1,410,585	—	1,789,673	—

Total average loans outstanding (1)	1,410,585	—	1,789,673	—

Net charge-offs:
Loans to customers	12,119	0.86%	21,420	1.20%

Total net charge-offs	12,119	0.86%	21,420	1.20%

Note:

(1)	Average amounts are based on the average of the quarterly balances within each applicable year, unless otherwise indicated.

The ratio of net charge-offs to total average loans to customers was 0.86% and 1.20% for the years ended March 31, 2024 and 2025, respectively, and preserved on levels around 1% as a result of high quality of loan origination and continuing improvements in loan collection process.

V. Deposits

Composition of Deposits per Type and Yield

The following table presents, with average balances, the breakdown of deposits by category as of March 31, 2024 and 2025.

		(in millions of yen, except percentages)

	March 31, 2024		March 31, 2025

	Average Balance	Average rate paid	Average Balance	Average rate paid
Demand deposits
Interest bearing	1,288,422	0.00%	1,407,522	0.09%
Non-interest bearing	197,140	—	226,096	—
Time deposits	119,829	0.32%	152,361	0.48%
Other	392,147	—	503,936	—

Total	1,997,538	—	2,289,915	—

Uninsured deposits refer to the amounts of deposit accounts under certain categories that are not covered by the relevant insurance regimes and the aggregate amounts of the uninsured deposit accounts that exceed the respective limits of the insurance regime.

In Japan, categories such as deposits denominated in foreign currency and certificates of deposits are uninsured, and the insurance limit per client is ¥10 million.

The deposit amounts held by our banking business are presented on an estimated basis using the same methodologies and assumptions inherent in our insurance premium reporting requirements to Deposit Insurance Corporation of Japan, our primary regulator.

The other deposit balances are as of March 31, 2024 and 2025.

Our uninsured deposits were ¥473,233 million and ¥571,969 million as of March 31, 2024 and 2025, respectively.

Uninsured time deposits are uninsured deposits which are subject to contractual maturity requirements prior to withdrawal.

Amounts are presented on a residual contractual maturity basis and exclude overnight deposits where contractual requirements are imminently satisfied.

As of March 31, 2025

	(in millions of yen)
	In 3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
Uninsured Time Deposits	10,516	1,342	1,146	—	13,004

Market Risks

Foreign Exchange Risk

We have exposure to foreign exchange risks on transactions denominated in currencies other than the functional currencies. The main foreign currency we use is the U.S. dollar. We enter into forward exchange contracts, foreign exchange futures and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

For PayPay Bank Corporation, we identify assets and liabilities subject to foreign exchange risk and set a risk limit for the investment amount and the present value fluctuation amount arising from that portfolio, and we manage its compliance with the limit on a daily basis. In addition, we regularly analyze the changes in present value due to exchange rate fluctuations and monitor the impact on assets and liabilities.

Through the risk management procedures described above, our net foreign exchange risk exposure and the effects on profit or loss before tax and shareholders’ equity are not material.

Interest Rate Risk

We raise capital through interest-bearing loans, including those with floating interest rates, and therefore we are exposed to the risk of an increase in our interest payments resulting from rising interest rates. On the other hand, PayPay Bank Corporation may see an increase in investment income in the event of a rise in interest rates. In order to prevent or reduce any risk tied to interest rate fluctuations, we maintain an appropriate mix of interest-bearing debt with fixed and floating interest rates to hedge the risk of interest rate fluctuations. For floating interest rate debt, we also continuously monitor interest rate fluctuations.

For PayPay Bank Corporation, we identify assets and liabilities subject to interest rate risk management and set a risk limit for the amount of fluctuation in the present value arising from the portfolio, and we manage compliance with the limit on a daily basis. In addition, we regularly analyze the change in present value in response to changes in the shape of the yield curve (flattening and steepening) and monitor the impact on assets and liabilities.

At PayPay Bank Corporation, financial assets exposed to interest rate risk are mainly debt instruments, including purchased monetary claims, bonds and other marketable securities classified as held-to-maturity and loans, including both general loan assets and interbank short-term loans. Financial liabilities exposed to interest rate risk are mainly deposits from customers. The fluctuation of the fair value of these financial assets and liabilities, given certain fluctuations in interest rates, is used in quantitative analysis as part of the process to manage interest rate risk.

For more information on market risks, see Note 37 to our audited consolidated financial statements included elsewhere in this prospectus.

Credit Risk

We are exposed to the debtors’ credit risk arising from our operating activities. Generally, the credit risk is related to accounts receivable from cardholders, payment service providers and PayPay merchants, loan arrangements, such as housing loans and card loans, to banking customers, and loan commitments for cardholders.

For cardholders’ credit risk, we conduct a screening in accordance with internal policy upon entering into an agreement with a cardholder. We also monitor mainly the collection status of each cardholder to manage potential uncollectible amounts. As for the credit card receivables from cardholders, in the event of delinquency, the terms of the contract may be modified for the purpose of facilitating collections, and the original contractual cash flow would change. While most of the credit card receivables are from cardholders based in Japan, we are working to prevent or reduce credit risk through the risk management procedures described above.

For PayPay Bank Corporation customers’ credit risk, we have established a credit risk management system in our internal regulations and strive to control credit risk in accordance with our internal credit policy. In addition, we have established regulations for credit review, concentration risk and write-off of bad debts. In order to avoid excessive concentrations of risk, our banking policies and procedures include specific guidelines to focus on maintaining a diversified portfolio by establishing an adequate credit limit. Also, PayPay Bank Corporation is subject to the regulations relating to single party exposure. We use collateral and guarantees to reduce counterparty credit risk and set limits for both individual subsidiaries and the group as a whole. Our portfolio is built around a core of market securities with high creditworthiness and small loans with low concentration risk. Our audit department, which is independent from any department of ours, regularly audits our credit risk management status, checks our credit operations and reports the results of the audits it conducts to our board of directors.

PayPay Securities Corporation holds certain deposits of its customers in segregated trust accounts deposited with trust banks and other financial institutions. These accounts are exposed to the credit risk of the financial institutions in which they are deposited. PayPay Securities Corporation manages this credit risk by keeping the amount of assets exposed to risk from any particular counterparty within a specified amount.

We derecognized financial assets for which the contractual cash flows have been modified and recognized, purchased or originated credit-impaired financial assets, where the change in the discounted present value of the cash flows under the new terms of these financial assets changed by more than 10% from the discounted present value of the remaining cash flows of the original terms. There were no financial assets with modification of contractual cash flows that did not meet such criteria of derecognition as of March 31, 2024 and 2025.

For general credit risks other than those mentioned above, we conduct credit investigations and establish a credit line in order to manage credit risks. We periodically monitor the status of debtors, past dues and outstanding balances in accordance with our internal credit management regulations.

For more information on credit risk, see Note 37 to our audited consolidated financial statements included elsewhere in this prospectus.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. We are exposed to liquidity risk in funding and use and repayment of cash in relation to our business operations. In order to prevent and reduce liquidity risk, we invest, in principle, in highly liquid and low-risk financial instruments. We hold a sufficient amount of cash and cash equivalents, and receivables with maturities of mainly two months so that our liquidity and stability can be ensured.

For PayPay Bank Corporation, in order to prevent excessive reliance on short-term funds in financing (i.e., overnight to one month), we set an upper limit on the amount of short-term financing permitted and monitor compliance with this limit on a daily basis. In addition, we monitor the balance of assets that can be converted into cash in order to secure liquidity in case of an emergency, for example, if there are large withdrawals of customers’ deposits. We define such an emergency based on the ratio of deposit outflows to our primary reserves (our BOJ current account deposits and call loans).

PayPay Bank Corporation and PayPay Card Corporation have prepared advance measures to procure liquidity in the event of an emergency. PayPay Bank Corporation finances its funds through deposits from customers and PayPay Card Corporation finances its funds through direct financing such as bank loans, commercial paper and financing through liquidation of receivables.

For more information on liquidity risk, see Note 37 to our audited consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Who We Are

As Japan’s leading financial technology company, we are dedicated to our goal of becoming a digital finance platform for all. We strive to empower the everyday lives of users and businesses by transforming their smartphones into a comprehensive, easy-to-use, and accessible financial platform that centralizes and simplifies numerous daily activities for ultimate convenience. Through a seamless ecosystem of payment, financial and everyday services, we have served as a game-changer in driving the shift to a cashless and digitally empowered economy. Through continued innovation, we aim to redefine how millions of individuals and businesses in Japan engage with finance throughout their daily activities.

We operate a highly scalable and integrated digital finance platform that serves as an all-in-one solution for users and merchants, built on a robust two-sided network connecting tens of millions of users and millions of merchants. Our platform facilitates a shared ecosystem across payments and financial services. As a clear leader in Japan’s cashless payment market, we offer one of the most comprehensive and versatile service suites in the market, spanning daily payments, banking, credit, investments, and beyond.

Our story started with our code-based cashless payments solution. We launched this service in October 2018 and it rapidly expanded to become a nation-wide leading cashless payments ecosystem with approximately 72 million PayPay registered users as of December 31, 2025, or a penetration of 75% among 96 million smartphone users in Japan9. With the acquisition of PayPay Card Corporation in October 2022, our platform evolved to a next-generation payments ecosystem, seamlessly integrating our code-based payment and credit card payment services through our PayPay app. We recorded Payment Segment GMV of ¥15.39 trillion based on transactions processed through our products, PayPay Balance, PayPay Credit and PayPay Card, for the year ended March 31, 2025, and we have consistently achieved over 20% annual GMV growth since the fiscal year

[9]

As of January 1, 2025. Calculated by using 80.5% from the Ministry of Internal Affairs and Communications’ “2024 Survey on Communication Usage Trends (announced May 30, 2025),” Materials 2 “Mobile Device Ownership (Individual)” and “Smartphone Ownership (Individual),” applied to the Japanese population aged five and over as of January 1, 2025, from the Ministry of Internal Affairs and Communications and Statistics Bureau’s “Population Estimates (final figures as of January 2025 (Reiwa 6)).”

ended March 31, 2019. Our payment service is deeply integrated in the daily lives of our users, supporting a broad range of transaction scenarios and thereby driving high user engagement. In addition, we have supported merchants through promotional tools such as PayPay Coupons, PayPay Stamp Cards and PayPay Funding solutions designed to enhance retail productivity.

Payment Segment GMV

1.

The results of PayPay Card Corporation, which became a subsidiary in October 2022, have been retroactively consolidated from the beginning of FY2021, in accordance with the “interest pooling method” in business combination accounting.

2.

Includes PayPay Balance, PayPay Debit, PayPay Balance Card, other credit card payment linked to the PayPay app and payments made through other payment services and networks such as Alipay+ and HIVEX® via PayPay code-based payment. Excludes PayPay Card top-ups to PayPay Balance, and GMV from canceled transactions.

3.

Includes PayPay Credit, top-ups to PayPay Balance with PayPay Card and GMV made by linking a PayPay Card to the PayPay App without linking a PayPay account, excluding the GMV of any cancelled transactions.

4.	Includes PayPay Card (physical card) transactions, but excludes top-ups to PayPay Balance with PayPay Card. Excludes GMV from canceled transactions.

We further expanded our platform to core financial services. We acquired majority voting rights in PayPay Bank Corporation and PayPay Securities Corporation in April 2025, gaining comprehensive capabilities to provide a broad range of financial services offerings, to become a convenient one-stop financial portal destination for all users. Our offerings include internet banking and lending services through PayPay Bank Corporation and smartphone-based securities brokerage and investment services through PayPay Securities Corporation along with additional value-added services for our users.

Overview

We offer a digital finance platform with services that range from easy-to-use payments services to a full-suite of financial services, designed to simplify and enrich the everyday lives of consumers and businesses in Japan. Payments services contribute to broad-based user engagement through transaction frequency, while financial services deepen and accelerate user engagement through cross-selling and long-term product relationships. Together, they function as mutually reinforcing pillars of our ecosystem and form the foundation of our user engagement strategy.

Payment business. Our payment business is anchored by PayPay, Japan’s leading code-based mobile payment platform, and PayPay Card, our integrated credit card service. Since its launch in 2018, PayPay has become one of the most widely used digital wallets in Japan, with approximately 72 million PayPay registered users as of December 31, 2025, and approximately 40 million MTUs during December 2025. PayPay allows users to make fast, secure payments by simply scanning a code with their smartphone, while offering merchants a low-cost, easy-to-adopt digital payment solution. We believe our rapid growth has been supported by key drivers, including the launch of multiple large-scale promotional campaigns offering an aggregate of ¥10 billion in incentives, government policies designed to actively promote and encourage the use of cashless payments, as well as heightened consumer adoption during the COVID-19 pandemic as a means of avoiding physical cash handling. Our users can charge their PayPay Balance via several methods and make payments from that pre-loaded balance or utilize PayPay Credit to leverage credit extended to them by PayPay, if approved for PayPay Card credit. PayPay Card Corporation, through its more traditional credit card offerings, also offers revolving credit, cash advances, and installment plans for eligible card holders. PayPay Card had 16.0 million active cards issued as of December 31, 2025. Together, we recorded Payment segment GMV of ¥15.39 trillion based on transactions processed through PayPay Balance, PayPay Credit and PayPay Card for the year ended March 31, 2025, reinforcing our dominant position in Japan’s code-based payments market. These services support a broad range of daily transactions—both offline and online—and form the foundation of our efforts to further deepen user engagement and expand monetization across our ecosystem.

Financial service business. Our financial service business, anchored by PayPay Bank Corporation and PayPay Securities Corporation, complements our payment platform by offering seamless, app-based banking and investing services. PayPay Bank services are integrated into the PayPay ecosystem and, as of December 31, 2025, had 9.7 million accounts with a total of ¥2,281.9 billion in deposits and ¥1,098.3 billion in loan balances, including card loans, business loans and mortgages. PayPay Securities Corporation, with its standalone app in addition to also being embedded in the PayPay app, reached 1.54 million brokerage accounts as of December 31, 2025, and serves a broad base of primarily first-time investors through user-friendly features, such as micro-investing via “PayPay Invest” (as described in more detail below in this section) which allows users to begin investing with as little as ¥100. The feature is often used as a sub-account for casual securities investment, and has become a gateway for users to experience investing in a more simple and accessible format. Our strategy in financial services is to further deepen integration with PayPay—recently exemplified by PayPay acquiring majority stakes in both PayPay Bank Corporation and PayPay Securities Corporation in April 2025—to create a unified digital finance platform where users can effortlessly manage spending, saving, borrowing and investing all within a single mobile experience.

As we have expanded the use cases and frequency of payment transactions, our payment business has not only scaled with user growth, but also contributed meaningfully to overall profitability. In parallel, we have expanded our revenue mix by deepening financial engagement with existing users, leveraging cross-selling between our payment and financial service businesses to increase average revenue per user and improve platform monetization. This deliberate expansion of revenue streams alongside our product ecosystem has enabled us to simultaneously grow revenue and expand margins, which we believe is unique and differentiating across the broader global fintech landscape.

As we expand our service offerings and grow our business, it is important to continue maintaining constructive and transparent relationships with the regulatory authorities that supervise our business. The scope and pace of our license acquisitions underscore the depth of our regulatory engagement and serve as further validation of our role in advancing national policy objectives, particularly the Japanese government’s goal of accelerating adoption of digital and cashless payments across the broader Japanese population. To date, we have expanded our business steadily and strategically through the acquisition of a comprehensive set of regulatory licenses, reflecting both our long-term commitment to compliance and the government’s support for Japan’s transition to a more digital and fintech-enabled financial ecosystem. We have obtained 13 licenses across payment and financial business domains, including licenses for banking, securities brokerage, credit card operations and funds transfer, enabling us to offer a broad range of regulated financial services directly through our platform.

Business Expansion Achieved through the Acquisition of 13 Licenses within 7 years1

As of December 31, 2025

As a result, for the year ended March 31, 2025, we generated total revenue of ¥299.1 billion, representing a two-year CAGR of 22%, and operating profit of ¥35.5 billion (representing a 12% operating profit margin). We transitioned from loss to profitability over the past three fiscal years, achieving profit for the year of ¥39.2 billion (representing a profit for the year margin of 13%) and Adjusted EBITDA of ¥58.7 billion (representing an Adjusted EBITDA Margin of 20%) for the year ended March 31, 2025. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for a discussion of Adjusted EBITDA and Adjusted EBITDA Margin, and a reconciliation of these figures from profit (loss) for the year. These results illustrate our strong operating leverage and the scalability of our platform as monetization accelerates. As of December 31, 2025, borrowings on our consolidated statement of financial position were ¥568,309 million (including ¥351,325 million of borrowings in the Payment segment mainly related to PayPay Card Corporation’s credit card business operations).

Our Presence and Track Record

Japan has historically been a cash-centric economy, with cash comprising approximately ¥182 trillion of domestic household final consumption payment out of ¥247 trillion (or 70.2%) in 2018 calculated based on statistics released by the METI on March 31, 2025, and METI’s revised calculation of Japan’s cashless penetration rate as of January 1, 2026 driven in part by structural factors such as high merchant onboarding costs and high transaction fees that limited the adoption of digital payments. Additionally, it reported that the ratio of cashless payments in Japan reached 51.7%10 in 2024, based on statistics released on December 19, 2025.

To address the abovementioned untapped opportunity, PayPay entered the market by waiving transaction fees for up to three years (and then charging transaction fees in later years) for small and medium-sized merchants, combined with low installation and operational costs. Unlike traditional credit card networks, we operate our own merchant network, enabling us to set fee levels independently and avoid third-party acquirer or network charges. This structural difference underpins our ability to provide services at lower cost. These measures expanded merchant participation and ease-of-use for users, reinforcing the expansion of our two-sided network. As more merchants began to accept PayPay, the overall value proposition for users strengthened, leading to increased user engagement and broader ecosystem participation. As a result, PayPay emerged as a leading force in Japan’s cashless transformation, achieving an extraordinary CAGR of 65% in

[10]

The METI revised the method it uses to calculate the cashless penetration rate as of January 1, 2026 in its report entitled “Summary of the Cashless Promotion Study Group” issued in December 2025. Specifically, it changed the denominator of the calculation from “private final consumption expenditure” to “household final consumption expenditure excluding imputed rent from home ownership,” which raised the cashless penetration rate from previously reported levels. Cashless penetration rates prior to 2019 have been calculated by us using METI’s revised calculation method.

transaction volume over the period from the year ended March 31, 2020 to the year ended March 31, 2025, reaching a Payment Segment GMV of ¥15.39 trillion based on transactions through PayPay Balance, PayPay Credit and PayPay Card for the year ended March 31, 2025. This rapid trajectory underscores our track record:

•

As of December 31, 2025, we had approximately 72 million PayPay registered users, representing 75% of all smartphone users in Japan. Our platform is widely adopted across the 20s to 60s age groups, especially younger generations, reflecting our ability to serve as a universal payment solution in everyday life.

Reached 75% of Smartphone Users in Japan

1.	As of 1st January 2025. Ministry of Internal Affairs and Communications, Statistics Bureau. Population Estimates (Released June 20, 2025).
2.

As of 1st January 2025. Calculated by using 80.5% from the Ministry of Internal Affairs and Communications’ “2024 Survey on Communication Usage Trends (announced May 30, 2025)” Materials 2 “Mobile Device Ownership (Individual)” and “Smartphone Ownership (Individual),” applied to the Japanese population aged 5 and over as of January 1, 2025, from the Ministry of Internal Affairs and Communications and Statistics Bureau’s “Population Estimates (Final figures as of January 2025 (Reiwa 6)).”

3.	Number of PayPay registered users, excluding frozen, suspended, cancelled, or deleted accounts. As of end of December 2025.
4.

As of the end of December 2025. The percentage of PayPay users by age group who have completed eKYC. This calculation excludes some users for whom age could not be determined among those who completed eKYC. eKYC-completed users refer to users who have applied for and successfully completed identity verification through the PayPay app using their My Number Card, driver’s license, or driving history certificate.

5.	As of the end of December 2025. Percentage of PayPay Card active members by age group.
6.	As of the end of December 2025. Percentage of PayPay Securities accounts by age group.
7.	As of the end of December 2025. Percentage of PayPay Bank individual accounts by age group.

•

According to a brand awareness survey[11] that we commissioned from Cross Marketing Inc. in July 2025, PayPay was the top response when respondents were asked to name up to five cashless payment means, with the highest percentage of more than 45% citing PayPay—surpassing even traditional credit cards—highlighting our brand leadership and dominant share of mind in Japan’s cashless economy.

[11]

This survey was conducted by PayPay Corporation, with research carried out by Cross Marketing Inc. using an online methodology. The survey targeted males and females aged 15 to 69 across Japan and was conducted nationwide between July 9, 2025 (Wednesday) and July 16, 2025 (Wednesday). A total of 3,150 valid responses were collected. Respondents were asked to list up to five non-cash payment methods that they use in their daily shopping and money transactions, in the order that they came to mind.

•

We are also one of the top providers of cashless payments in terms of number of cashless payments, with our code-based payments accounting for approximately 19% of all cashless payment transactions in 2024, or one in every five transactions, up from just 0.03% in 2018. In the growing code-based payment industry, we held approximately 65% market share by number of transactions in 2024, further underscoring our central role in expanding Japan’s digital payment infrastructure.

Dominant in Cashless Brand Awareness

1.

Conducted by: PayPay Corporation / Research Agency: Cross Marketing Inc. / Methodology: Online Research / Region: Nationwide Japan / Target Audience: Males and females aged 15-69 / Survey Period: July 9, 2025 (Wednesday)–July 16, 2025 (Wednesday) / Valid Responses: 3,150 samples / Question: Please list up to five (5) non-cash payment methods that you use in your daily shopping and money transactions, in the order that they come to mind.

2.

This figure is derived by subtracting the total number of PayPay app payment transactions (excluding cancelled transactions) from the total number of in-store transactions reported in the “Code Payment Usage Trends Survey” by the Payment Japan Association (published March 14, 2025).

•

We recorded Payment Segment GMV of ¥15.39 trillion based on transactions processed through PayPay Balance, PayPay Credit and PayPay Card for the year ended March 31, 2025. In aggregate, we have rapidly achieved a GMV of approximately US$100 billion[12] in just six years, highlighting the exceptional velocity of our growth. For 2024, we held an estimated 64% share of Japan’s code-based payment market by transaction volume. Moreover, although we recorded a modest loss for the year of US$6 million[12] at the time, we also achieved over US$100[12] million of Adjusted EBITDA on an annual basis just five years after our founding, reflecting strong cost discipline and operating leverage.

[12]	The U.S. dollar equivalents in this paragraph were calculated using a flat rate of 150 yen against 1 U.S. dollar for illustrative purposes only.

Code-based Payment Market Share In Japan by GMV (CY2024)

1.

Calculated based on the PayPay App GMV divided by the GMV for code payments from the Cashless Promotion Council’s “Code Payment Usage Trends Survey” (Released March 14, 2025). PayPay App GMV is the sum of PayPay Balance GMV and PayPay Credit GMV (including PayPay Credit, top-ups to PayPay Balance with PayPay Card and GMV made by linking a PayPay Card to the PayPay app without linking a PayPay account). Excludes GMV from canceled transactions

•

In P2P money transfers, we are the clear market leader with 382 million transfers, accounting for 96% of code-based P2P money transfers in 2024. In addition, we achieved a five-year CAGR of 135% in terms of number of transactions over the period from 2019 to 2024, outpacing the 6% CAGR in terms of number of transactions effected through traditional banks over the same period. We do not charge any fees for P2P money transfers. We view this service as a cost-effective way to acquire new users, reflecting the unparalleled network effect we have achieved. New users are often acquired through solicitations from family, friends, or acquaintances for activities such as bill splitting, money collection or other money transfer needs that arise from social interactions.

No.1 Position in P2P Money Transfers Has Enabled Network Effect to Drive Further GMV Growth

1.	The total number of transactions made using PayPay Balance’s “Send and Receive” (= P2P money transfers) feature in CY2024. PayPay Balance includes PayPay Money and PayPay Money Lite.
2.

Cited from the “Code Payment Usage Trends Survey (published March 14, 2025)” by the Payment Japan Association, this represents the total number of P2P money transfer transactions made via smartphone payments in 2024.

3.	ACH represents Automated Clearing House.

4.

Cited from “Payment Statistics Annual Report 2024—1. Domestic Exchange Handling Status (1-1 interbank domestic exchange transaction volume)” by the Japanese Bankers Association. This refers to the total number of tele-exchange transactions, including corporate money transfers, but excluding salary transfer transactions.

We are distinguished by our ability to scale rapidly, serve a demographically broad user base, and sustain strong profitability. Although we had recorded loss for the year every year since our inception through the year ended March 31, 2024 due to our strict focus on the scaling of our business, we transitioned from loss to profitability starting from the year ended March 31, 2025. Our ecosystem now extends beyond payments into banking and investments, which led to a seamless integration of services through the PayPay app. Our regulated financial services reached 9.7 million bank accounts and over 20 million users for PayPay Point investment service as of December 31, 2025. These achievements not only reflect our ability to scale digital finance infrastructure across both user and merchant touchpoints but also underscore our track record of execution and continued leadership in driving Japan’s digital financial transformation. By bringing PayPay Bank Corporation and PayPay Securities Corporation into our group, we are now positioned to execute a fully integrated cross-selling strategy from payments to financial services, advancing our broader mission of accelerating digital finance adoption across Japan.

Market Opportunity

Japan represents a vast and rapidly evolving opportunity across our core businesses—payments, banking, and securities brokerage—as consumer behavior shifts toward digital solutions. Despite recent progress, the Japanese economy remains mainly cash-centric. Japan’s consumer payments market represents a substantial and under-penetrated opportunity, with continued growth expected as digital adoption accelerates. In 2024, Japan’s household final consumption expenditure excluding imputed rent totaled approximately ¥273 trillion (equivalent to US$1.8 trillion) according to the METI as reported in “Summary of the Cashless Promotion Study Group” released on December 26, 2025, forming the total addressable market for consumer expenditure. Of this amount, cashless payment volume reached ¥141 trillion (equivalent to US$0.9 trillion) in the same year, according to the same report, which represented a cashless penetration rate of 51.7%,13 up from ¥74 trillion (equivalent to US$0.5 trillion) in 2018, or a cashless penetration rate of approximately 29.8%, reflecting a CAGR of 11.5% during the period from 2018 to 2024.14

Growth has been particularly strong in mobile-first formats: of the overall cashless payment amount, code-based payments grew at a CAGR of 75% over the period from 2019 to 2024, while debit cards, credit cards and E-money expanded at CAGRs of 21%, 9% and 1%, respectively, over the same period, according to the METI as reported in the “Calculation of Cashless Payment Ratio for 2024” released on March 31, 2025 and the Cashless Promotion Council as reported in the “Survey on Code-Based Payment Usage Trends” released on March 14, 2025 (transactions made using credit cards via code are classified under “code-based payments” and are excluded from the general “credit card” category). Within this growing market, PayPay has emerged as the leading player, with a GMV CAGR of 76% over the period from 2019 to 2024. We captured approximately one-quarter of the overall incremental cashless payment volume in Japan from 2023 to 2024, which was approximately ¥2.7 trillion of approximately ¥14.3 trillion in growth. Based on information reported by industry associations, of the approximately 38.8 billion cashless transactions completed in Japan in 2024, we accounted for 20% of the total. The total transaction figure was calculated based on the following data: (i) credit card transactions reported by 26 credit card companies in a survey by the Japan Credit Association, (ii) debit card and electronic money transactions from 1,069 debit card companies and eight electronic money companies as released by the Bank of Japan and (iii) code-based payment transactions from 13 code-based payment companies, as reported by the Payments Japan Association. In the code-based payment market, we held 64% of GMV as of March 14, 2025, as reported by the Cashless Promotion Council in the Survey on Code-Based Payment Usage Trends.

[13]

The METI revised the method it uses to calculate the cashless penetration rate as of January 1, 2026 in its report entitled “Summary of the Cashless Promotion Study Group” issued in December 2025. Specifically, it changed the denominator of the calculation from “private final consumption expenditure” to “household final consumption expenditure excluding imputed rent from home ownership,” which raised the cashless penetration rate from previously reported levels.

[14]	The U.S. dollar equivalents in this paragraph were calculated using a flat rate of 150 yen against 1 U.S. dollar for illustrative purposes only.

We have been the Growth Driver of the Japanese Cashless Market

1.

Ministry of Economy, Trade and Industry, “Calculated Cashless Payment Ratio for 2024” (Released March 31, 2025), and Cashless Promotion Council, “Code-based Payment Usage Trends Survey” (Released March 14, 2025). Credit card usage within code-based payments is categorized under code-based payments, not credit cards. Cashless payment ratio is calculated as GMV of each cashless payment method divided by Private Final Consumption Expenditure.

2.

“Summary of the Cashless Promotion Study Group,” published by the METI, December 2025. The definition used to calculate the cashless payment ratio for domestic use was revised from the previous definition. Under the new definition, the denominator was changed from private final consumption expenditure to household final consumption expenditure excluding imputed rent of owner-occupied housing, while the numerator remains the total value of cashless payments. As a result, the cashless payment ratio for 2024 was revised from 42.8% under the previous definition to 51.7% under the new definition.

3.	PayPay App GMV, including GMV from PayPay Balance and PayPay Credit.
4.	Calculated based on the Total GMV.
5.	Calculated from CY22 to CY24.
6.	Calculated from CY21 to CY24

The Japanese government has introduced multiple policy initiatives to promote digital finance adoption. For example, in January 2026 the Japanese government reiterated its long-term national vision of achieving 80% total cashless penetration, as well as its 65% benchmark goal by the end of 2030, both of which represent considerable increases from Japan’s 51.7%15 cashless penetration as of the end of 2024. We have not only benefited from the cashless transition—we have played a foundational role in creating and expanding Japan’s digital payments ecosystem. We have aligned our strategy with public-sector efforts such as merchant subsidy programs and government-led campaigns to expand the use of mobile payments.

Structural inefficiencies persist not only in payments, but also across the banking and securities sectors. Japan’s household financial assets amounted to ¥2,239 trillion as of the end of September 2025, according to the Bank of Japan’s report entitled “Flow of Funds Accounts,” highlighting the significant scale of funds held within the financial system. In the banking sector, the total deposits held by all Japanese banks (including Japan Post Bank) amounted to ¥1,176 trillion as of the end of 2024 according to Japanese Bankers Association and Japan Post Bank’s company disclosures, growing 1% year-over-year, of which total deposits held by Japan’s nine internet-only banks were approximately ¥38 trillion as of the end of March 2025, growing 8% year-over-year,

[15]

The METI revised the method it uses to calculate the cashless penetration rate as of January 1, 2026 in its report entitled “Summary of the Cashless Promotion Study Group” issued in December 2025. Specifically, it changed the denominator of the calculation from “private final consumption expenditure” to “household final consumption expenditure excluding imputed rent from home ownership,” which raised the cashless penetration rate from previously reported levels.

according to company disclosure, while PayPay Bank Corporation had ¥1.8 trillion in deposits as of the end of March 2025, growing 9% from March 31, 2024. Unsecured consumer loans, including credit card and card loans and personal loans, by all Japanese banks and non-banks, totaled ¥10.2 trillion as of the end of March 2025 according to the Japan Card Business Association and the Bank of Japan, growing 5% year-over-year. Out of the ¥10.2 trillion, unsecured consumer loans by Japan’s nine internet-only banks accounted for ¥2.0 trillion and unsecured consumer loans by PayPay Bank Corporation accounted for ¥0.2 trillion. Mortgage loans by all Japanese banks totaled ¥227.2 trillion as of the end of March 2025 according to the Japan Housing Finance Agency, growing 3% year-over-year. Out of the ¥227.2 trillion, mortgage loans by Japan’s nine internet-only banks accounted for ¥17.7 trillion and mortgage loans by PayPay Bank Corporation accounted for ¥0.7 trillion. Business loans to SMEs by all Japanese banks totaled ¥314.2 trillion as of the end of March 2025 according to Shinkin Central Bank, growing 3% year-over-year. Out of the ¥314.2 trillion, business loans to SMEs by Japan’s regional banks and credit unions accounted for ¥169.4 trillion and business loans to SMEs by PayPay Bank Corporation accounted for ¥0.04 trillion. The securities market is similarly dynamic, with total assets under management across Japanese securities firms reaching ¥461 trillion as of the end of March 2025, growing 31% year-over-year, according to Japan Securities Dealers Association, and internet securities firms managing about ¥101 trillion as of the end of March 2025 (growing 16% year-over-year), according to company disclosures. PayPay Securities Corporation captured ¥0.2 trillion as of the end of March 2025, growing 63% year-over-year, of that growth. These data points highlight the meaningful opportunity for digital platforms to scale within still-offline financial verticals, which reflects a broader macro shift toward digitalization—a trend we have successfully leveraged to capture significant shares in multiple markets and which provides a deep, multi-year runway for continued expansion.

In parallel, Japan is also undergoing a national shift “from savings to investment.” This is being reinforced by the government’s expansion of the NISA program, a Japanese government tax-free stock investment program for individuals, which has contributed to record growth in individual investment account openings. We believe these developments will continue to support the growth of digital brokerage and asset management services.

Taken together, these macroeconomic, structural and policy trends indicate continued long-term growth potential for Japan’s digital financial markets and support our expectations for the future development of our platform.

Our Competitive Advantages

Unique, Comprehensive Digital Finance Platform Powered by a Two-Sided Network

We operate a highly scalable, integrated digital finance platform that acts as an all-in-one solution for users and merchants, utilizing a robust two-sided network connecting tens of millions of users and millions of merchants. Our platform facilitates a unified ecosystem across payments and financial services. As a clear leader in Japan’s cashless payment market, we offer one of the most comprehensive and versatile service suites in the market, spanning daily payments, banking, credit, investments, and beyond.

The foundation of our platform is the payment service, which enables deep engagement with users and merchants through network effects. As our user base expands and usage grows, it strengthens the incentive for additional merchants to adopt PayPay, further accelerating merchant acquisition. In turn, as more merchants adopt PayPay, the number of payment-acceptance locations increases, and users benefit from greater convenience, driving increased usage. This mutually reinforcing dynamic between user activity and merchant participation is at the core of our two-sided network model, enabling us to scale rapidly across both sides of the platform and deepen engagement across the ecosystem. In addition, because we operate our own merchant network, we are able to process payments without relying on traditional third-party payment processors, external acquirers or brand / network providers, allowing us to retain a greater share of payment economics and minimize settlement outflows.

Our strong network effects have also driven the expansion of our financial services offerings. Greater engagement with our payment service creates natural opportunities to promote our internet banking and securities brokerage services, facilitating more efficient user acquisition. The growth of our financial services offerings generates cross-service synergies—users who adopt both payment and financial services exhibit higher average payment volume per user and stronger long-term engagement. This synergy forms a powerful feedback loop: active payment users serve as a springboard for financial product adoption, while financial services users tend to transact more payment volume. Our loyal users who also adopt financial services tend to be more engaged and may enter into transactions more frequently with higher amounts.

As our ecosystem has scaled and diversified to satisfy various financial needs of users and merchants, we can serve as a one-stop digital financial platform and create an integrated system of money circulation. For example, users can receive their salary via PayPay Bank Corporation, make everyday purchases via PayPay code-based payments and invest through PayPay Securities Corporation, while merchants can collect payments with PayPay code-based payments and disburse payroll from their PayPay Bank accounts, with both sides using the same infrastructure. This integrated approach to digital finance along with PayPay’s two-sided network is unique even when compared to other cashless payment providers, positioning us as both an enabler and beneficiary of Japan’s accelerating shift toward a digital finance economy.

PARTNER

Stephen Hayes Dacus
CEO, Seven & i Holdings

Business Operation Improvement

"

We introduced PayPay at 7-Eleven in 2019. Our average basket is roughly 750 yen, so speed at the register really matters, and PayPay has helped increase the cashless share of our transactions. In 2021, we integrated PayPay into the 7-Eleven app so one scan completes both the member code and the payment, and checkout moves even faster.

PayPay shortens lines and reduces cash handling. That eases the workload for our franchisees and their staff, which is critical as labor shortages intensify across retail. PayPay meets the convenience needs of customers, especially younger shoppers and foreign visitors, while taking pressure off the shop floor. PayPay delivers clear value to our business, convenience for our customers, and efficiency for our store operations.

Collaboration Benefit

"

From a marketing and acquisition standpoint, our joint campaigns with PayPay were very effective. During the initial rollout, they boosted awareness and brought in new customers, and delivered especially strong gains with younger shoppers.

Essential Part of Daily Life

USERS

"I use PayPay every day. I use my PayPay balance as a replacement for cash. That's really how I use it, as if it were cash.

Products Used

- PayPay Balance
- PayPay Credit
- PayPay Card
- Revolving Payment
- PayPay Point Management
- Utility Bill Payments
- P2P Money Transfers

Ryoma

Hiroshi

"I'm already pretty dependent on PayPay. I don't take my wallet with me to go out now. Going shopping with just my PayPay app and an eco-bag has become a daily routine.

Products Used

- PayPay Balance
- PayPay Bank
- PayPay Point Management
- P2P Money Transfers

Accessible and Convenient

USERS

"With most stores accepting PayPay, you can just use your phone to shop. I feel like I can now go shopping without carrying my wallet.

Products Used

PayPay Balance · PayPay Credit · PayPay Card · PayPay Point Management · P2P Money Transfers

Wakasa

Ryoma

"I don't think there's another app that combines credit card functions, money transfers, and management all in one like this, PayPay is pretty unique.

Products Used

PayPay Balance · PayPay Credit · PayPay Card · Revolving Payment · PayPay Point Management · Utility Bill Payments · P2P Money Transfers

"I've gotten so used to PayPay since it's always right there on my home screen. It's become the norm, when it's time to pay, I automatically have it pop up, which I find really convenient.

Products Used

PayPay Balance · PayPay Bank · PayPay Point Management · P2P Money Transfers

Hiroshi

Efficient and Productive

MERCHANTS

"

The initial rollout of PayPay turned out to be very different from what I had expected. It's extremely convenient, and after using it once or twice, I quickly got used to it.

Many customers were already familiar with PayPay, and I've been told that having PayPay available at our store makes shopping much more convenient.

Products Used

- Code-Based Payment in Store
- PayPay Coupon

Masahiro

Tokoro Seika
Long-established grocery store in Tokyo

Yui / Reo

Lian de FLOAT
Local beauty salon in Saitama

"

Since introducing PayPay, our checkout process has become more efficient. Previously, handling cash and credit card payments was a bit of a hassle, but with PayPay, payments are completed almost instantly, significantly reducing waiting times at reception.

Products Used

- Code-Based Payment in Store
- PayCAS
- PayPay Coupon
- PayPay Stamp Card

Business-enhancing

MERCHANTS

Masahiro
Tokoro Seika
Long-established grocery store in Tokyo

"Ever since we implemented PayPay, the overall number of customers has clearly increased. We've seen more customers coming to shop, casually stopping by and making quick and easy payments.

Products Used

- Code-Based Payment in Store
- PayPay Coupon

"Customer response has been very positive. While we initially accepted only cash and credit cards, many customers asked if they could use PayPay. When we told them it was available, they were genuinely pleased, and it reinforced that PayPay was the right choice.

Products Used

- Code-Based Payment in Store
- PayCAS
- PayPay Coupon
- PayPay Stamp Card

Reo
Lian de FLOAT
Local beauty salon in Saitama

Strong Value Propositions to Users and Merchants

Two-Sided Network

Simple Transaction Structure which Translates into Strategic Pricing

1.	PayPay registered users as of end of December 2025.
2.	Solid arrows represent direct payments (i.e. payments not sent via a PSP), which are limited to PayPay app payments via MPM (Merchant-Presented Mode) and payments made with PayPay Balance.
3.	The standard rate for small and medium-sized PayPay merchants.
4.

Excerpt from the model case of “Small and Medium-sized Merchants with Average-priced transactions (Off-us Transactions),” from the “Study Group on Promoting a Better Environment for the Further Adoption of Cashless Payments by Small and Medium-Sized Businesses,” 3rd Meeting Materials, published by the Ministry of Economy, Trade and Industry (August 27, 2021).

5.	An off-us transaction is a transaction where the issuer and acquirer are different entities.
6.	When a merchant uses a PSP as a gateway to introduce PayPay payments, the merchant pays the settlement fees to the PSP.

We offer a comprehensive value proposition that meets the evolving needs of both users and merchants in Japan’s rapidly digitizing financial environment. For users, our platform delivers a seamless and intuitive experience built around smartphone-based payments, combining the ease of code-based and credit card transactions with compelling promotional incentives such as PayPay Points. These features not only facilitate everyday payments—from retail to transportation to utility bills—but also drive recurring engagement and higher transaction frequency. All services are accessible through a single mobile application that integrates payments, transfers, credit, and banking, providing users with a unified and convenient financial experience. Since the launch of our service, we have implemented a clearly articulated user centric growth strategy, under which we have continuously expanded the locations, use cases and services that users can access through our platform, including online payments, online billing, P2P money transfers and bill payments, in order to increase the number of touchpoints in users’ daily lives. By enabling payments to become naturally embedded across a wide range of everyday situations, and not limited to discretionary spending, we have strategically increased payment frequency. Our user centric model differentiates us from traditional cashless players which we believe may have more limited touchpoints and focus on high-value transactions, which may constrain their ability to gather user data and expand into non-payment services.

For merchants, we provide a compelling value proposition centered on low-friction adoption and high-impact tools for business growth. Onboarding is fast and cost-efficient, with no upfront installation fees and competitively priced payment service charges level. Unlike many companies that rely on third-party networks to operate two-sided models, we maintain a highly self-contained value chain, conducting transactions directly with merchants. This structure minimizes external intermediary fees and enables us to offer lower transaction fee rates than issuer peers. We also support merchants with integrated digital marketing functions—such as in-app coupons, promotions, and loyalty programs—designed to increase visibility and encourage user spending.

Additional solutions like PayPay for Business (our merchant-facing platform that provides onboarding, sales tracking and marketing campaign tools) streamlined settlement and reporting features, and actionable data analytics further enable merchants to improve operational efficiency and optimize performance.

Our broad merchant coverage, spanning both physical retailers and an expanding network of online businesses, complements our user proposition and reinforces the utility of our platform across daily life. By creating a trusted, feature-rich environment that enhances convenience for users and lowers barriers for merchants, we have established a strong foundation for continued engagement, high transaction throughput, and long-term monetization.

Significant Penetration of eKYC within our User Base

Our platform has achieved exceptional penetration of electronic Know-Your-Customer (eKYC) verification among our user base. As of December 31, 2025, 38.9 million users, or approximately 54% of registered users, had completed eKYC registration within our PayPay ecosystem. This level of eKYC adoption is unparalleled in the Japanese market and reflects both the trust users place in our platform and the simplicity of our onboarding experience. This puts us in a unique position to offer a frictionless entry point into our regulated financial services. This seamless flow from payments to financial services is a unique advantage to us, since no other provider offers comparable simplicity or scale. Compared to our three-year CAGR for registered users of 10% as of December 31, 2025, our three-year CAGR for users who had completed eKYC was 38%, showing the significant penetration of eKYC within our user base. In a regulatory environment that is becoming increasingly stringent regarding identity verification, our high eKYC penetration serves as a critical enabler of expansion into licensed financial services.

We have leveraged this eKYC foundation to create a unified eKYC, a feature that allows users who have already completed identity verification in PayPay to bypass part of the identity verification process when accessing services provided by PayPay Bank Corporation and PayPay Securities Corporation. By linking their verified identity information as PayPay users to these other services, users gain seamless access to our regulated financial offerings. We plan to expand this feature to cover credit cards as well. This unified eKYC dramatically streamlines onboarding flows. For example, users can open a PayPay Bank account in just two steps, compared to the standard of seven steps through traditional channels. These frictionless entry points eliminate redundancies such as repetitive document uploads and identity verification processes, making our user journey faster, more intuitive, and more conversion-friendly, providing us with an advantage over our competitors which we believe are not able to onboard users as quickly and efficiently as we can.

Beyond efficiency, our high eKYC coverage is also a foundation for deeper user monetization. eKYC users are more likely to be eligible for and adopt financial products such as credit, loans, and investment accounts, which require users to verify their identity. The ease and simplicity of eKYC across our platform provide a foundation for the expansion of our platform across a wide array of services. With just their smartphone, our users can be onboarded onto other services using the platform they already engage with on a daily basis. Our ability to cross-leverage eKYC data across business lines increases the lifetime value of each user and supports user acquisition for financial services. In turn, this supports stronger margins and scalability as we pursue our broader mission of offering a comprehensive digital finance experience.

Sophisticated, Modern UI/UX

Our UI/UX design is a major reason users continue to choose our platform. We have continuously refined our UI/UX to deliver an intuitive, responsive and seamless app experience, utilizing data from our large user base and effectively applying our technology. Improving our UI/UX enables us to deepen user engagement, and the large user base we have cultivated through our PayPay app can be guided to adopt additional services throughout our broader ecosystem. We have made consistent design and functionality enhancements over time.

These enhancements demonstrate our ongoing focus on user centric design, intuitive navigation, and integrated finance features, reinforcing PayPay’s positioning as a modern and sticky super app platform.

•	Home-screen icon redesign (July 2025): The PayPay app home screen was updated to display “For You” (recommendation function) and “Favorites” in a refreshed layout for easier access and visibility.

•

Payment-screen UI update (June 2025): The payment screen was redesigned to streamline switching between PayPay Balance and PayPay Credit by swiping the payment-screen, while clearly showing balances and usable amounts for each payment method.

•	Instant access to PayPay Card info (October 2024): Users can view their PayPay Card details such as available credit on the home screen in as little as four seconds, enhancing speed and convenience.

•

Home-screen revamp with swipe credit toggle (April 2024): A redesigned home UI allows swipe-based navigation to a blue “credit view,” enabling intuitive switching among PayPay Balance and Credit. Additionally, “Wallet” was added to the home-screen, enabling users to check their asset at a glance on the home-screen.

•

Wallet overhaul with financial-platform expansion (October 2023): PayPay introduced a revamped Wallet tab linking financial services, making banking, investment, and credit features seamlessly accessible within the app.

•	Points icon added to home-screen (June 2023): A dedicated “Points” icon was added, consolidating PayPay Points information directly on the home screen for easier access and improved visibility.

•	Point balance visibility improved (April 2023): Users gained the ability to view their accrued PayPay Points and point-use settings from the home screen without navigating to other menus.

•

Balance tab replaced with Wallet (October 2022): The bottom navigation label changed from “Balance” to “Wallet,” reflecting an expanded focus on integrated financial management features within the app.

In addition to functionality, our platform is designed for reliability and ease of use. Users benefit from a highly responsive interface, consistently low error rates, and fast transaction processing. Key utilities such as P2P money transfers, real-time balance tracking, and payment notifications enhance the day-to-day usability of our ecosystem, while our app-based integration of financial products allows users to access deposits, loans, and investment services without leaving the PayPay environment. These features help position our platform not only as a payment tool, but also as a core infrastructure for digital financial life.

Moreover, our app is built as a “super app,” with multiple financial and non-financial mini apps accessible within the PayPay environment. By minimizing friction across services and eliminating the need for multiple apps, while still allowing users who wish to use dedicated apps with advanced features for PayPay Bank services and PayPay Securities services, users can access a broad range of services in one place, saving time and enabling a smarter daily life. This design promotes the exploration by our users of new services and boosts user engagement.

Strong Patent Portfolio Provides Differentiation

We believe our extensive patent portfolio provides a foundational competitive moat in Japan’s payment and financial services industry. According to independent patent analytics using the Biz Cruncher tool by Patent Result Co., Ltd., PayPay ranks at the top among Japanese payment and financial services companies in terms of overall patent score,16 significantly outpacing both traditional financial institutions and fintech peers. Our position reflects not only the quantity but also the technical relevance and market applicability of our patents. The size and score of our patent portfolio suggest meaningful innovation leadership across mobile payments, digital identity, security, and transaction optimization technologies.

This intellectual property leadership is a key enabler of product innovation and operational scalability, particularly as we continue expanding into regulated financial services. Our patents span across both core payment technologies and adjacent areas such as credit infrastructure, fraud mitigation and data analytics.

In addition to strengthening our product capabilities, our strong IP position also creates barriers to entry and facilitates strategic flexibility. With a leading share of valuable patent assets, we are well-positioned to defend our market position, pursue licensing or collaboration opportunities, and ensure sustained differentiation in a rapidly evolving competitive landscape. As we continue to scale our user and merchant base and broaden our payment and financial services offerings, we expect our proprietary technology base to remain a core driver of sustainable growth and long-term value creation.

Technology Infrastructure Supporting Continuous Innovation and Growth

Our payment business, with Japan’s leading code-based mobile payment platform at its core, is underpinned by a vertically integrated and horizontally scalable technology platform that supports high performance, low-cost operations at scale. Built as a cloud-native, microservice-based architecture, our proprietary infrastructure enables us to handle massive transaction volumes with exceptional speed and reliability, while delivering a flexible foundation for rapid product development, personalization and risk management, and horizontal scalability that enables feature expansion supporting continued business growth.

[16]

Patent Score is an indicator that quantifies “patent attention” as a deviation value. It is primarily quantified using examination progress information (history accumulated during the examination process). Patents with higher market attention receive a higher score, indicating greater recognition and influence.

Our technology stack consists of four core layers: the PayPay app interface, a core platform powered by microservice architecture and a proprietary platform driven by data, a cloud-native infrastructure layer, and an integration platform that connects to a broad network of financial and ecosystem partners. This structure provides the foundation for real-time transaction processing, precision risk assessment, and scalable expansion across both user and merchant use cases. We maintained a low cost of just ¥0.773 per transaction for the year ended March 31, 2025, and our system was capable of processing 1,250 transactions per second as of June 30, 2025, reflecting strong cost discipline and operating efficiency at scale.

Our technology platform is bolstered by our investment in in-house engineering capabilities, with approximately 40% of PayPay Corporation’s and PayPay India Private Limited’s combined employees dedicated to product and technology development, representing a global workforce spanning 47 countries, as of December 31, 2025. This team of engineers drives continuous innovation across our services, enabling the development of features such as personalized credit assessment, dynamic risk decisioning, and the seamless integration of new financial products into our ecosystem. The combination of deep internal technical expertise and a modern, modular platform architecture ensures that we can rapidly adapt to user needs, regulatory requirements, and evolving market demands—positioning us to scale effectively as our user base and transaction volumes continue to grow.

We are accelerating product development through the adoption of generative AI, particularly in coding workflows. By integrating tools such as GitHub Copilot into our development environment, we have observed an approximately 20% increase in the number of commits (defined as a saved change in Github) by product engineers, compared to teams not using generative AI. This improvement in developer productivity, measured over the period from July 1, 2025 to July 10, 2025, enables faster iteration and scaling across product management, infrastructure, and quality assurance teams. We are actively expanding AI-assisted tooling across additional functions to further enhance speed, efficiency, and innovation in our product development. For example, we are leveraging proprietary AI to accumulate and refine product development data over time, enabling further differentiation in tooling optimization and code quality.

Our ability to maintain high availability, transaction security, and rapid iteration cycles—while managing cost and complexity—differentiates us from many legacy financial institutions and fintech peers. This technical foundation is a key enabler of our business strategy and a core driver of our long-term competitive advantage.

Effective Security and Fraud Prevention

We have established a reputation for cybersecurity and fraud prevention, supported by a layered defense architecture, proprietary risk controls, and continuous investment in system integrity. Our platform is designed to meet the highest standards of security while maintaining the seamless user experience expected in modern digital finance. In addition to detecting transaction-level fraud, our system incorporates advanced anti-money laundering protocols and behavioral risk modeling to prevent misuse by bad actors, including impersonation and unauthorized use. As digital transactions scale in volume and value, our ability to offer a secure and trusted environment remains a core differentiator.

Our fraud incidence rates are consistently well below industry averages. In 2024, the fraud incidence rate for transactions on the PayPay app was just 0.0015%, and for PayPay Card, only 0.014%. By contrast, the fraud incidence rate across 40 Japanese credit card companies stood at 0.047% in 2024, more than three times higher than that of PayPay Card, and over 30 times higher than PayPay’s fraud incidence rate. Fraud loss amounts show a similarly favorable profile. In 2024, total fraud loss on the PayPay app was ¥0.17 billion for PayPay and ¥0.85 billion for PayPay Card, as compared to the average of ¥1.4 billion in losses for 40 credit card companies in Japan in the same year. As illustrated by the diagram below, our fraud losses have remained broadly stable over the past several years, in contrast to the rising fraud loss amounts reported for the overall market.

Fraud Incident Rate Far Below the Credit Card Industry Average

1.	The amount considered as fraudulent usage within PayPay App GMV, encompassing both PayPay Balance and PayPay Credit.
2.	The amount considered as fraudulent usage within PayPay Card GMV, which is the combined total of PayPay Card and PayPay Credit.
3.

Cited from the Japan Credit Association’s “Status of Credit Card Fraud Damage” (published March 2025). This figure represents the total amount of credit card fraud damages divided by the total credit extended by 40 domestic credit companies.

This is achieved through a sophisticated risk management system. Our system employs intricate algorithms that analyze a wide array of data, including user behavior, device characteristics, transaction details, merchant information, and location data. Our proprietary technology enables dynamic detection and prevention of suspicious activities at scale, while our security team continuously evolves our defenses to stay ahead of emerging threats. We believe our exceptional fraud prevention performance enhances both user and merchant trust, further reinforcing engagement and retention across our ecosystem.

Strategic Advantage From Being Part of the SoftBank Group Companies’ Ecosystem

At PayPay, one of our key management policies is centered on openness and universality. Unlike certain competitors, we do not aim to confine our users and merchants within a closed ecosystem. While upholding this commitment to openness, as a core member of the SoftBank Group companies, we actively work towards mutual benefit by integrating with one of Japan’s most extensive and synergistic ecosystems. We achieve this by providing payment features to services offered by our group companies. We are closely aligned with key services offered by SoftBank Group companies, including LINE, Japan’s most widely used messaging and social media, which had approximately 100 million monthly active users as of December 31, 202517; Yahoo! JAPAN, the country’s leading digital media and e-commerce platform, which had approximately 54 million monthly login user IDs as of March 31, 2025; and SoftBank Corp., Japan’s third-largest mobile telecommunications provider, which had approximately 32 million smartphone subscribers as of December 31, 2025. Together, these assets allow us to embed PayPay’s services natively into users’ daily digital touchpoints. For example, SoftBank Corp. offers PayPay Points as a reward to drive new user acquisition and retention. Through its “PayToku” pricing program, SoftBank awards additional points for PayPay usage, effectively lowering the user’s mobile bill. Yahoo! JAPAN promotes the use of PayPay Points through targeted campaigns and incentives. LINE, meanwhile, enables seamless P2P money transfers within its app using PayPay.

Our position within the SoftBank Group companies’ ecosystem gives us privileged access to infrastructure, data, user traffic, and capital—offering strategic advantages in scale, brand trust, and distribution

[17]	LINE MAU is calculated based on the number of accounts, which does not equal the number of unique users.

that few standalone fintech companies can replicate. For example, our strategy to expand data-driven lending benefits from user insights gained through the rich touchpoints of SoftBank Group companies. We have also been able to integrate services across the ecosystem, for example, by integrating P2P payments into the LINE app. This ecosystem synergy has been instrumental to our growth and will remain an important factor of our continued leadership in Japan’s digital finance sector.

Group Synergy for Profound User Engagement

1.	As of December 31, 2025. Quoted from LINE Corporation’s “FY2025Q3 Financial and Operational Data Sheets.”
2.	As of March 31, 2025. The number of unique user IDs logged into “Yahoo! JAPAN” monthly, based on internal data.
3.	As of December 31, 2025. Quoted from SoftBank Corp.’s “FY2025 Q3 Financial Results Briefing—Data Sheet.”

Our Growth Strategies

Drive User Growth and Engagement through Targeted, Phase-Aligned Marketing

We intend to further expand our registered and active user base by leveraging our strong market presence and executing targeted marketing strategies tailored to each phase of our business evolution. Since our inception, we have adopted a disciplined, KPI-driven approach to marketing—aligning campaign design with business objectives and product maturity—to accelerate user acquisition, deepen engagement, and promote product adoption across our platform.

In the early phase of our growth, as a late entrant to the code-based payment market, we launched large-scale marketing campaigns to rapidly build a foundational user base and establish PayPay as a top-of-mind brand for mobile payments in Japan. Our most notable initiative was the widely publicized “10 Billion Yen Giveaway” campaign, featuring a famous Japanese comedian, which was conducted in two phases. The first phase, which launched in December 2018, offered users a 20% rebate in PayPay Bonus (currently PayPay Points) on eligible purchases (up to ¥50,000 per month), along with a lottery component in which one in every 40 transactions received a full rebate (capped at ¥100,000 per transaction). Within just 10 days, total rebates reached ¥10 billion and the campaign successfully attracted new PayPay registered users, reaching approximately 4 million at the end of 2018. During this time, we also enabled the iconic “PayPay” sound to play from the app when users completed a payment. The second phase, which launched in February 2019, offered a maximum 20% rebate or a 100% PayPay Bonus (currently PayPay Points) reward via lottery, further accelerating adoption of our app. These bold acquisition initiatives—unprecedented in scale—played a pivotal role in jumpstarting our platform, which experienced rapid user onboarding and became a leader in Japan’s emerging digital payments sector. By the end of March 2019, PayPay’s registered user base had reached approximately 6 million users.

We have consistently reinforced user engagement through large-scale promotional events, including the “Super PayPay Festival,” which we typically conduct three times per year. Each iteration of this campaign is tailored to reflect changes in our product portfolio and user behavior. For example, in October 2020, we ran a campaign in which users received a 10% PayPay Bonus (currently PayPay Points) for eligible purchases at designated merchants. These initiatives not only drove increases in registered users, MTUs and total payment volume—key metrics for establishing market leadership—but were also highly capital-efficient, with a majority of point-based marketing costs funded by external sources such as merchants, central government, municipalities, and strategic partners in the year ended March 31, 2025. In particular, we have leveraged funding provided by municipal governments under national initiatives aimed at revitalizing local economies and promoting the adoption of cashless payments. In Tokyo and other regions, our platform has been selected as the code-based payment partner of choice, allowing us to benefit from related transaction fee revenues. Our platform is also used for processing payments on regional tax gift vouchers (known as “furusato nozei”), which further supports marketing effectiveness and diversifies our monetization channels.

We began providing code-based credit payment functionality, PayPay Credit, in February 2022. Embedding credit functionality within the PayPay ecosystem enabled us to increase transaction value and expand monetization. Marketing initiatives in this phase included the launch of a seasonal promotional PayPay Point rate for PayPay Credit payments in February 2022, as part of the Super PayPay Festival campaign, aimed at driving user migration to higher-ticket credit transactions. Our regular reward program, PayPay STEP (as described in more detail below in this section), became applicable to PayPay Credit transactions starting in January 2023. Our key performance indicators during this phase included PayPay Credit GMV and overall credit card GMV, which have grown meaningfully as a result of this integrated product and marketing strategy. Since 2024, as we transition toward becoming a comprehensive digital finance platform, our marketing efforts have further evolved to support new financial services. Notably, we launched targeted campaigns designed to promote adoption of PayPay Bank and PayPay Securities services ahead of their group integration in April 2025. We introduced our eKYC user acquisition campaign to facilitate seamless onboarding for regulated services through our eKYC. This initiative simplified account opening and offered incentives to verified users, supporting cross-sell into financial products. To deepen engagement with PayPay Bank deposit users, we started the “Dollar & Yen 2% Deposit” program in December 2024, offering competitive yields to drive account opening and deposit balance growth. In March 2025, we launched a follow-on campaign, “Step-Up Yen Deposit,” a tiered interest structure aimed at encouraging progressively higher balances. These campaigns were subsequently unified under the umbrella name “Deposit Revolution,” supporting broader adoption of our banking offerings. See “—Sales and Marketing” and “—Loyalty Points” for other initiatives and campaigns.

Expand Monetization through Cross-Selling of Payment and Financial Services

With a base of approximately 72 million registered users as of December 31, 2025, we have established a dominant position in mobile payments, securing one of the largest sets of user touchpoints in Japan’s digital ecosystem. Our code-based payment service originally grew through high-frequency, small-ticket transactions, generating robust user engagement and paving the way for deeper monetization. As our GMV has continued to expand, we have also introduced larger-ticket payment features such as a physical PayPay card with revolving payment features, as well as value added services such as merchant marketing tools—further deepening user engagement and increasing transaction volume.

Building on this strong foundation, we have expanded into regulated financial services following the acquisition of banking and securities licenses. We offer users a full suite of financial services, including deposit, lending, and investment services. We aim to significantly expand our offerings by leveraging our large payment user base, proprietary technology, and seamless app integration to drive user acquisition and engagement across payment, banking and securities. Further, we may receive additional retail finance licenses to further enhance this growth trajectory.

Our app-based integration strategy is already yielding results. The adoption of eKYC by PayPay Bank Corporation and PayPay Securities Corporation has created a seamless user experience, allowing users to open accounts in just two steps for banking, compared to seven steps through traditional channels. With 38.9 million users onboarded via our eKYC as of December 31, 2025, we are uniquely positioned to offer a frictionless entry point into the regulated financial services. This seamless flow from payments to financial services is a unique advantage to us, since no other provider offers comparable simplicity or scale.

The next phase of our strategy is to deepen monetization by leveraging our ecosystem to unlock cross-sell opportunities between payments and financial services. Users who adopt both services exhibit higher average payment volume per user and stronger long-term engagement. We believe the more products our users adopt, the more GMV we generate. For the year ended March 31, 2025, the average Monthly GMV per PayPay App MTU was ¥35,600. Average Monthly GMV per user was higher with each additional product adopted by our users. Users who just used the PayPay payments service had an average Monthly GMV of ¥23,400, users who used both PayPay and PayPay Card had an average Monthly GMV of ¥66,900, users who also used PayPay Bank services had an average Monthly GMV of ¥83,100, while users who used all three of those and PayPay Securities services had an average Monthly GMV of ¥136,000. This synergy creates a powerful feedback loop: active payment users form a natural base for financial product adoption, while financial services users tend to transact more payment volume. Our loyal users who also adopt financial services tend to be more engaged and may exhibit higher transaction values. These dynamics allow us to increase revenue per user and drive lifetime value across our platform.

In recent years, we have achieved significant enhancement in monetization, reflecting both increased user activity and higher monetization per user. Notably, this growth was driven by both payment-related revenues, such as increased GMV, higher usage of revolving credit and value-added merchant services, and by financial services revenues, including interest income from loans and fee income from securities brokerage services.

Looking ahead, we see continued upside in both payments upsell—through growing transaction frequency, increased use of credit products, and broader adoption of coupons and merchant tools—and financial services cross-selling, including deposit and loan expansion, investment scaling, and new product launches. As our digital finance platform matures, we believe our ability to drive revenue through deeper engagement across our payments and financial services businesses will be a key driver of long-term growth.

Drive Continued Revenue Growth Through Deeper Payment Engagement

We aim to further expand our GMV by deepening user engagement across our integrated code-based and credit card payment services, while continuing to grow both our user base and merchant network. Our payment business remains the core engine of our growth, and we believe it has significant potential for long-term GMV expansion.

In the year ended March 31, 2025, Payment Segment GMV reached ¥15.39 trillion, representing year-over-year growth of 23%, and sustaining a multi-year trend of 20%+ annual growth. While we have achieved widespread adoption—reaching approximately 72 million registered users as of December 31, 2025 and approximately 40 million MTUs in December 2025—there remains a substantial opportunity to increase both the number of active users and their transaction volume. For example, monthly average transactions per active transacting user (Monthly Transactions per User) has nearly tripled, rising from 7.1 times in the three-month period ended June 30, 2019 to 21.5 times in the three-month period ended December 31, 2025, monthly transaction size per active transacting user (Monthly GMV per User) has increased from approximately ¥10,320 to approximately ¥42,363 over the same period, demonstrating strong and rising user engagement.

Users—Highly Scaled User Base, but Significant Growth Upside Remains

1.	The number of PayPay registered users, excluding frozen, suspended, cancelled, or deleted accounts. As of the end of December 2025.
2.	The number of unique users who launched the PayPay app at least once during the month. As of the end of December 2025.
3.

The number of unique users who completed at least one payment transaction using the PayPay App during the month. This includes PayPay Balance, PayPay Debit, PayPay Balance Card, other credit card payment linked to the PayPay app and payments made through other payment services and networks such as Alipay+ and HIVEX® via PayPay code-based payment. It excludes P2P money transfers and cancelled transactions. This metric represents the performance for the last month of the quarter. As of the end of December 2025.

4.

The number of unique users who completed at least one payment transaction using the PayPay App within a single day. This includes PayPay Balance, PayPay Debit, PayPay Balance Card, other credit card payment linked to the PayPay app and payments made through other payment services and networks such as Alipay+ and HIVEX® via PayPay code-based payment. It excludes P2P money transfers and cancelled transactions. This metric represents the daily average performance for the last month of the quarter. As of the end of December 2025.

5.

This includes members of PayPay Card and PayPay Credit. It excludes members whose accounts have been suspended or who have withdrawn. Note that from August 2024, if a single member issues multiple PayPay Cards, each card will be counted separately (i.e., duplicate counting will occur). As of the end of December 2025.

6.

The number of unique users who completed at least one payment transaction using either PayPay Card or PayPay Credit during the month. This excludes cancelled transactions. As of the end of December 2025.

Revenue growth for our payment business is driven by GMV growth, increases in transaction fees and increases in interest income. To support further GMV growth, we are executing targeted initiatives across several fronts. These include expanding code-based payment adoption through offline and online campaigns, with a focus on increasing active transacting users (Monthly Transacting Users) and monthly transaction size per active transacting user (Monthly GMV per User), which are the two essential contributors to GMV growth. We are also deepening the integration of PayPay Card Corporation with code-based payments to promote larger-ticket and credit-based transactions and driving monetization through increased adoption of credit features such as revolving payments, cash advances (short-term borrowing available via PayPay Card) and installment plans (fixed-amount monthly payments for eligible purchases). On the other hand, the path to long-term profitability for the payment business is also underpinned by Take Rate expansion and Cost Rate control. In the year ended March 31, 2025, we recorded a Take Rate of 1.61% (calculated as Payment segment revenue divided by Payment Segment GMV) and a Cost Rate of 1.42% (calculated as total operating cost attributable to the Payment segment divided by GMV for the Payment segment). We intend to drive Take Rate expansion by product mix enrichment, such as increasing the share of online payments, which carried a Take Rate of approximately 0.54% higher than the Take Rate of offline payments in the nine-month period ended December 31, 2025, and expanding interest income from revolving balances and cash advances. This strategy has already begun to bear fruit, as our ratio of Online GMV (excluding GMV from transactions made within e-commerce services operated by LY Corporation), which has a higher Take Rate, to total GMV doubled from 7% in the year ended March 31, 2023 to 14% in the year ended March 31, 2025 and further increased to 16% in the nine-month period ended December 31, 2025. At the same time, Cost Rate control is supported by operational efficiencies and economies of scale, as well as ongoing reductions in fund sourcing costs through direct bank integration and improved deposit structures. Furthermore, we are increasing our merchant base by offering value-added services that improve merchant sales, user retention and operation funding. We believe these efforts will continue to strengthen the utility of our ecosystem for both sides of the platform.

We also observe encouraging structural indicators of growth in GMV per User. Across all periods, registered user cohorts from the three months ended December 31, 2018 through the three months ended December 31, 2025, we have seen that the longer a user remains on the platform, the higher their active rate and Monthly GMV per User—evidence of sustained engagement and lifetime value. In particular, users who adopt both code-based and credit-based payments show significantly higher spend per month, and greater adoption of additional services over time.

As we scale, our strategy is to drive payment volume growth not only through user acquisition, but increasingly through higher transaction frequency, greater share of users’ total spend, and broader credit utilization. With a proven track record of business execution and a loyal, expanding user base, we believe our payment business will continue to serve as a foundation for sustainable GMV and revenue growth.

Structural Factors Have Supported GMV growth | High user engagement

1.

This metric establishes user cohorts based on the month of their PayPay account registration. The Active Rate is calculated by dividing the number of users within each cohort who completed at least one transaction using the PayPay app during the month by the total number of registered users in that specific cohort. Data is from October 2018 to December 2025.

2.

This metric sets user cohorts based on the month of their PayPay account registration. The Monthly GMV Per Users (for these cohorts) is the average GMV (Gross Merchandise Volume) calculated by dividing the total payment GMV from PayPay app transactions within each cohort since registration by the total number of users in that respective cohort. Data is from October 2018 to December 2025.

Accelerate Growth in Financial Services Through Platform Integration

Our financial services model is underpinned by two key drivers: deposit volume and NIM. In the year ended March 31, 2025, our banking business achieved a NIM of 0.88%, with interest income to average total interest-earning assets at 0.99% and interest expenses to average total interest-earning assets at just 0.11%, demonstrating strong fundamentals. Following the acquisition of PayPay Bank Corporation, we expect to further expand NIM through reducing the guaranteed secured portion and improved loan-to-deposit ratio and efficient capital allocation. On the deposit side, we see substantial room for growth in both the number of bank accounts and average deposit balance per user, supported by initiatives such as our “Deposit Revolution” campaign launched in December 2024, which offers market-leading yields of 2.0% annual interest on both Yen and U.S. Dollar savings accounts to individual users. For merchants, we are driving adoption through features such as payouts as early as the next day, which serve as a gateway to broader banking use cases including salary disbursement.

Our next frontier is the scaling of credit and lending services. We have developed a proprietary data-driven credit model, built on our extensive transaction and behavioral data from approximately 72 million users as of December 31, 2025 and 7.8 billion transactions via the PayPay app in the year ended March 31, 2025. This rich data set underpins our risk evaluation for revolving credit, cash advances, and merchant financing, all of which are already showing traction. Due to this data-rich model, PayPay Card Corporation’s approval rate has improved, which has led to a steady increase in the number of active cards issued by PayPay Card Corporation, contributing to consolidated GMV growth. After fully acquiring PayPay Card Corporation in October 2022, we increased the number of active cards issued by 1.8 times from 9.1 million as of September 30, 2022 to 16.0 million as of December 31, 2025. Alongside our efforts to actively manage credit cost, we have also increased PayPay Card Corporation’s total revolving and cash advance balance by 2.2 times from ¥214.5 billion to ¥475.1 billion over the same period. Going forward, we intend to horizontally expand this lending framework into new areas. Our PayPay Card business is continuing to grow quickly. By promoting the combined use of our integrated code-based credit payment solution “PayPay Credit” together with physical credit card payments, we were the single fastest growing card issuer in Japan for the six-month period ended September 30, 202518. From its genesis as Yahoo! JAPAN Card in fiscal year 2015, supported by the rapid adoption of PayPay Credit, PayPay Card has delivered significant revenue growth over the years. Post-consolidation, such revenue growth has continued and operating profit has also improved, translating into improved profitability driven by operating leverage achieved through promotion standardization and cost management. Through the know-how we have accumulated from PayPay Credit and PayPay Card, particularly from revolving payments, we plan to expand our offerings in the consumer loan market. We are able to utilize this data, together with our credit models that are refined on a daily basis, to extend credit to customers with no prior credit history. Likewise, the data and insights we have gained regarding merchants’ creditworthiness through our merchant financing business position us to expand into the large commercial lending and business loan market (for more information on PayPay Funding, our merchant financing offering, see “—Our Products and Services—Other Value-Added Services—To Merchants”). For instance, because approximately 75% of merchants who receive funds through PayPay Funding become repeat users, we expect to expand this offering beyond the currently limited merchant base. Our data on merchants positions us uniquely to understand their funding needs and enables us to pre-screen merchants, allowing them to obtain funds immediately when they need them. In the future, we are considering broadening this data-driven financing model into additional merchant loan products and, subject to regulatory requirements, consider pathways for PayPay Bank Corporation to deliver similar online financing offerings. We believe these initiatives will enable us to further monetize our data advantage, while maintaining appropriate risk discipline. Since we acquired a majority stake in PayPay Bank Corporation in April 2025, we have offered additional products, including debit QR code payment, business loans guaranteed by a credit guarantee association as well as digitalized and data-driven personal loans. We are currently in the process of fully integrating and leveraging PayPay Bank products and services with our payment system and plan to focus our immediate efforts on transitioning to an in-house cloud-native next-generation system, and increasing loan products utilizing our proprietary data-driven credit model. As these initiatives have begun to bear fruit, our deposit balance grew 19% year-over-year as of December 31, 2025, and our loan balance increased 28% over the same period, driving a substantial increase in revenue. From its genesis as Japan Net Bank in the fiscal year 2000, revenue has steadily improved with significant increases in the fiscal years following its renaming as PayPay Bank, while profitability generally remained steady. Post-consolidation, revenue has continued to climb and profitability has materially improved, driven by operating leverage and cost-efficiency measures, including reductions in temporary personnel, outsourced operations, and advertising and promotional expenses, which contributed to a significantly lower overhead ratio. Our longer term goal is to switch to a fully in-house next-generation core banking system in

[18]

The net increase during the relevant period was calculated by PayPay Corporation based on the number of credit cards issued as of March 31, 2025 and September 30, 2025 as disclosed by PayPay Card, Sumitomo Mitsui Card, Rakuten Card, AEON Card, d CARD, au PAY Card, EPOS Card, and Credit Saison. With respect to AEON Card, as its parent company, AEON Financial Service Co., Ltd., has a fiscal year ending in February, and the net increase was calculated based on the number of credit cards issued as of February 28, 2025 and August 31, 2025. Credit cards affiliated with Mitsubishi UFJ Financial Group, Inc. and Mizuho Financial Group, Inc. were excluded from the aggregation due to the unavailability of disclosed data on the number of credit cards issued.

addition to expanding our lending business, which currently consists primarily of mortgages, by increasing our market share of SME loans, through fully effectuating our data-rich model.

Furthermore, in the two years since PayPay Corporation became the largest shareholder of PayPay Securities Corporation with a 35% shareholding and became our equity-method affiliate, the number of brokerage accounts has grown from 0.5 million to 1.54 million. From its genesis as One Tap BUY in the fiscal year 2016, revenue has also grown substantially, particularly following the renaming to PayPay Securities in 2021, supported by increased utilization of the PayPay user base through initiatives such as the PayPay point investment program and the rising number of NISA accounts. Operating losses, which remained relatively large for many years, have steadily declined over the past several years as a result of disciplined cost reduction and business portfolio optimization. Most recently, after we acquired a majority ownership position in April 2025, PayPay Securities Corporation also recorded operating profit for the first time on a non-consolidated basis for the three-month period ended September 30, 2025. Going forward, we aim to increase our PayPay Securities offerings, refine our UI/UX and further develop and integrate PayPay Securities products and offerings with our payment system.

By integrating internet banking and securities directly into our ecosystem and leveraging proprietary data for our credit model, we are building a digital finance platform with diversified revenue streams and attractive cost structure. As our financial services scale, we expect it to be a key contributor to both revenue growth and margin expansion over the medium-to-long term. We are also seeking opportunities for streamlining operations through tighter control of promotion and acquisition costs, bringing key system functions in-house, and improving workforce efficiency, all of which support improved unit economics and long-term scalability.

Operating Data

The following tables present certain operating data for the periods indicated:

	For the year ended March 31,
	2023	2024	2025
	(in trillions of yen unless otherwise indicated)
Total GMV(1)	¥10.47	¥12.73	¥15.68
Payment segment
Payment Segment GMV(2)	¥10.20	¥12.46	¥15.39
PayPay Balance GMV(3)	¥6.57	¥7.74	¥9.07
PayPay Credit GMV(4)	¥1.36	¥2.33	¥3.48
PayPay Card GMV(5)	¥2.28	¥2.39	¥2.84
PayPay registered users (millions of users)(6)	56.6	63.0	68.4
PayPay MTU (millions of users)(7)	30.3	33.2	37.2
Monthly Transactions per PayPay User(8)	18.0	18.2	19.9
Number of Active PayPay Card Issued (millions of cards)(9)	10.0	11.6	13.8
Balance of revolving payment (billions of yen)(10)	¥259.9	¥345.9	¥403.2
Balance of cash advances (billions of yen)(11)	¥12.9	¥13.8	¥18.2
Financial service segment
PayPay Bank Visa Debit Card GMV(12)	¥0.27	¥0.27	¥0.29
Number of PayPay Bank deposit accounts (millions of accounts)(13)	7.0	7.9	8.9
Number of PayPay Securities accounts (millions of accounts)(14)	0.5	1.1	1.4

	As of or for the three-month period ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023
	(in trillions of yen unless otherwise indicated)
Total GMV(1)	¥2.31	¥2.45	¥2.89	¥2.82	¥3.02	¥3.05
Payment segment
Payment Segment GMV(2)	¥2.25	¥2.38	¥2.81	¥2.75	¥2.95	¥2.98
PayPay Balance GMV(3)	¥1.41	¥1.54	¥1.84	¥1.78	¥1.87	¥1.87
PayPay Credit GMV(4)	¥0.27	¥0.29	¥0.39	¥0.41	¥0.51	¥0.54
PayPay Card GMV(5)	¥0.57	¥0.56	¥0.59	¥0.56	¥0.57	¥0.58
PayPay registered users (millions of users)(6)	48.7	51.2	54.0	56.6	58.4	60.0
PayPay MTU (millions of users)(7)	22.5	25.2	28.2	30.3	30.2	30.8
Monthly Transactions per PayPay User(8)	18.2	18.7	18.1	17.1	17.8	18.6
Number of Active PayPay Card Issued (millions of cards)(9)	8.7	9.1	9.6	10.0	10.4	10.7
Balance of revolving payment (billions of yen)(10)	¥192.9	¥202.9	¥230.1	¥259.9	¥294.3	¥317.4
Balance of cash advances (billions of yen)(11)	¥11.6	¥11.6	¥12.0	¥12.9	¥13.4	¥13.6
Financial service segment
PayPay Bank Visa Debit Card GMV(12)	¥0.07	¥0.07	¥0.07	¥0.07	¥0.07	¥0.07
Number of PayPay Bank deposit accounts (millions of accounts)(13)	6.2	6.4	6.7	7.0	7.2	7.4
Number of PayPay Securities accounts (millions of accounts)(14)	0.35	0.41	0.47	0.52	0.58	0.71

	As of or for the three-month period ended
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(in trillions of yen unless otherwise indicated)
Total GMV(1)	¥3.32	¥3.35	¥3.60	¥3.78	¥4.19	¥4.12	¥4.46	¥4.73	¥5.10
Payment segment
Payment Segment GMV(2)	¥3.24	¥3.28	¥3.53	¥3.70	¥4.11	¥4.05	¥4.39	¥4.65	¥5.02
PayPay Balance GMV(3)	¥1.99	¥2.00	¥2.12	¥2.19	¥2.42	¥2.34	¥2.52	¥2.68	¥2.85
PayPay Credit GMV(4)	¥0.63	¥0.66	¥0.77	¥0.84	¥0.93	¥0.94	¥1.08	¥1.12	¥1.22
PayPay Card GMV(5)	¥0.63	¥0.62	¥0.64	¥0.68	¥0.76	¥0.76	¥0.79	¥0.84	¥0.94
PayPay registered users (millions of users)(6)	61.5	63.0	64.5	65.7	67.0	68.4	69.8	71.1	72.2
PayPay MTU (millions of users)(7)	31.8	33.2	33.7	34.5	36.2	37.2	37.8	38.9	40.0
Monthly Transactions per PayPay User(8)	18.4	18.2	19.3	20.4	20.3	19.6	20.5	21.6	21.5
Number of Active PayPay Card Issued (millions of cards)(9)	11.2	11.6	12.0	12.5	13.1	13.8	14.5	15.2	16.0
Balance of revolving payment (billions of yen)(10)	¥334.7	¥345.9	¥357.5	¥367.7	¥383.0	¥403.2	¥420.8	¥439.8	¥451.7
Balance of cash advances (billions of yen)(11)	¥13.3	¥13.8	¥14.5	¥15.0	¥15.8	¥18.2	¥19.9	¥21.6	¥23.4

	As of or for the three-month period ended
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(in trillions of yen unless otherwise indicated)
Financial service segment
PayPay Bank Visa Debit Card GMV(12)	¥0.07	¥0.07	¥0.07	¥0.07	¥0.08	¥0.07	¥0.07	¥0.08	¥0.08
Number of PayPay Bank deposit accounts (millions of accounts)(13)	7.6	7.9	8.2	8.4	8.6	8.9	9.2	9.5	9.7
Number of PayPay Securities accounts (millions of accounts)(14)	0.85	1.08	1.18	1.24	1.30	1.37	1.42	1.47	1.54

Notes:

(1)

Total GMV, or gross merchandise value, is defined as the total of PayPay Balance GMV, PayPay Credit GMV, PayPay Card GMV and PayPay Bank Visa Debit Card GMV, excluding the GMV of cancelled transactions. See “—Our Financial Performance, Key Metrics and Financial Highlights” for the definition of each GMV. The same applies hereafter.

(2)	Payment Segment GMV is defined as the total of PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV, excluding the GMV of cancelled transactions.
(3)

PayPay Balance GMV is defined as payments made using PayPay Balance, PayPay Debit, PayPay Balance Card, other credit card payment linked to the PayPay app and payments made through other payment services and networks such as Alipay+ and HIVEX® via PayPay code payment, excluding top-ups to PayPay Balance with PayPay Card and excluding the GMV of cancelled transactions.

(4)

PayPay Credit GMV is defined as payments made using PayPay Credit, top-ups to PayPay Balance made using PayPay Card and GMV made by linking a PayPay Card to the PayPay app without linking a PayPay account, excluding the GMV of cancelled transactions.

(5)	PayPay Card GMV is defined as payment made using PayPay Card (physical card), excluding top-ups to PayPay Balance with PayPay Card and excluding the GMV of cancelled transactions.
(6)

PayPay registered users is defined as the number of registered users for PayPay, which is the number of active users excluding those whose accounts have been frozen, suspended, cancelled or deleted as of the end of the last month of the quarter.

(7)

PayPay MTU is defined as the number of unique users who completed at least one payment per month that contributes to PayPay Balance or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions. PayPay MTU over a quarterly or annual period represents the figure from the last month in the relevant period.

(8)

Monthly Transactions per PayPay User is defined as the number of transactions made using PayPay Balance, PayPay Credit and PayPay Card divided by PayPay MTU. The number of transactions made using PayPay Balance and PayPay Credit divided by PayPay MTU are as follows: 16.6, 17.2, 16.8, 15.9, 16.7, 17.4, 17.2, 17.1, 18.1, 19.2, 19.0, 18.3, 19.2, 20.2 and 20.0 for the three-month periods ended June 30, 2022, September 30, 2022, December 31, 2022, March 31, 2023, June 30, 2023, September 30, 2023, December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024, December 31, 2024, March 31, 2025, June 30, 2025, September 30, 2025 and December 31, 2025, respectively.

(9)

Number of Active PayPay Card Issued is defined as members of PayPay Card, PayPay Credit, and Yahoo! JAPAN Card, excluding members whose accounts have been suspended or who have withdrawn from the service. A single member that is issued multiple PayPay Cards since August 2024 is counted multiple times.

(10)	Balance of revolving payment is defined as the total outstanding revolving payment balance of PayPay Card at the end of the month of the applicable period.
(11)	Balance of cash advances is defined as the total outstanding cash advance balance of PayPay Card at the end of the month in the applicable period.
(12)

PayPay Bank Visa Debit Card GMV is defined as payments made using PayPay Bank Visa Debit Card (physical card) and Cardless Visa Debit transaction volume for both personal and corporate use, excluding the GMV of

PayPay Debit and ATM withdrawal amounts when using the cash card function, excluding the GMV of any cancelled transactions.
(13)

Number of PayPay Bank deposit accounts is defined as the total number of PayPay Bank regular savings accounts as of the end of the month, for both individual and corporate accounts, excluding closed accounts and fixed deposit accounts.

(14)

Number of PayPay Securities accounts is defined as the cumulative total number of PayPay Securities comprehensive securities accounts as of the end of the quarter, excluding the number of closed or frozen securities accounts.

Our Products and Services

We have created an ecosystem of payments and financial services, serving users’ varying financial needs on an everyday basis. As we have rapidly grown the scale of our platform, we believe it offers compelling value for both our registered users and participating merchants.

Our comprehensive suite of products and services supports users’ everyday financial needs, making the PayPay app an easily accessible hub for all things finance. Specifically, our offerings span code, credit and debit payments, services such as revolving credit, installment payment options and cash advances, internet banking, security brokerage, PayPay Point investment-related services and loan management services. In addition, we offer other value-added services for users and enterprises such as insurance services and marketing services that merchants have the option to subscribe to.

Payment Business

PayPay Settlement Services

Our payment settlement service offered through our PayPay code-based payment app is core to our financial platform, allowing users to make and merchants to receive cashless payments quickly and conveniently. The app is free to download, and users can access our code-based payment feature with a simple registration process, only requiring their phone number, password, and SMS verification. Users can make payments at participating merchant stores by launching the PayPay app, showing their app-generated code and having the merchant scan it or by scanning the merchant’s PayPay code.

The sign-up process for merchants to introduce our payment settlement services is a fast and simple process, with a thorough screening process to ensure compliance with regulatory standards and alignment with our service criteria. After completing an initial application, merchants proceed through a screening process and receive a welcome package tailored to their use-cases after approval. We offer customer service support for our merchants 24 hours a day and 365 days a year. Merchants can adopt PayPay’s payment settlement service without incurring any upfront hardware costs by presenting the Merchant-Presented Mode, a payment format where a user uses their smartphone to read a QR-code presented by the merchant. We offer full support in this manner, to ensure a seamless integration of PayPay as a payment option, while maintaining a secure and reliable payment ecosystem for both merchants and users.

Payments Using PayPay Balance and PayPay Credit

Our PayPay app presents users with the optionality of two major payment options—PayPay Balance and PayPay Credit. Our payment options are not limited to in-store payments, as users can use either of the two options with any of our participating e-commerce merchants as an online payment method.

PayPay Balance

Users are able to easily load their balance of funds on the app via several methods and make payments from that pre-loaded balance. Users can fund their account from their smartphone, wherever they are, by linking their bank account to transfer funds directly to their PayPay Balance. Given the widespread accessibility of convenience stores in Japan, we also support cash deposits at Seven Bank or Lawson Bank ATMs, allowing for easy top-ups when on the go. Users also have the option to link their PayPay Card account to transfer funds advanced by PayPay. In addition, users that have cellphone service contracts with SoftBank Corp. can charge funds, which can be allocated to their monthly cellphone bill.

Users have a variety of potential sources of funds via services and platforms offered through SoftBank Group companies, which we enable with our close-knit partnerships across group companies. Users can charge their PayPay balance with sales proceeds received through Yahoo! JAPAN Auction and Yahoo! JAPAN Flea Market to their PayPay Balance, offering a seamless handover of funds across platforms. Furthermore, users of PayPay Invest, a mini-app within our PayPay app and LINE BITMAX, a cryptocurrency asset trading service operated by LINE Xenesis Corporation, can transfer withdrawals from their investment accounts to their PayPay Balance. In November 2025, we introduced a feature that allows users to transfer Japanese-yen balances between their PayPay Balance and accounts they hold with Binance Japan. This functionality enables deposits to, and withdrawals from, Binance Japan using PayPay Balance, thereby expanding our users’ available funding and withdrawal options. We do not handle crypto assets or provide crypto-related services, and our role is limited solely to yen transfer connectivity.

In addition, with PayPay Balance, we offer P2P money transfers where users can transfer funds from their PayPay Balance to others with just their PayPay ID, phone number, personal code or social media. Our P2P money transfer service offers users a convenient way to transfer funds to other PayPay users electronically 24 hours a day and 365 days a year with no transaction fees.

Furthermore, in August 2024, we launched PayPay Payroll, a service which allows employers to transfer an employee’s salary directly to the employee’s PayPay Balance through a digital wage payment. Wage payments of up to ¥200,000 can be stored in a user’s PayPay Balance and any excess funds can be transferred to a bank account of the user’s choosing. The wage payments added through PayPay Payroll can be transferred to a bank account of the user’s choosing at any time, allowing for free conversion to cash to support our users’ timely financial needs.

PayPay Balance is not only useful for commercial transactions, but recently has also been made useful for transactions involving non-profit organizations, such as the World Food Programme. Since August 2024, PayPay has been made available as a payment method for donations to and fundraising by non-profit organizations, and users who have completed eKYC have been able to use their PayPay Balance to make online donations to non-profit organizations. Furthermore, since March 2025, eKYC-verified users have been able to easily make donations, not only online, but also by scanning a printed PayPay code on a donation box and entering the amount they wish to donate.

In September 2025, we launched PayPay’s Overseas Payment Mode, which enables our eKYC verified users to use the PayPay app overseas. The service was kicked off in South Korea from late September 2025, enabling PayPay users to pay at stores in South Korea affiliated with Alipay+ and ZeroPay (a payment service introduced by the Seoul Metropolitan Government) and to make P2P payments while in South Korea. We plan to expand our outbound partnership to more countries and regions going forward.

PayPay Credit

PayPay Credit allows users of our PayPay app who have been approved for PayPay Card to make code-based payments on the app, leveraging credit extended by PayPay. All payments using PayPay Credit are accumulated each month, where users’ bank accounts registered to their PayPay Card are debited in the following month as a lump sum if the user chooses to do so. Users also have the option to cover the prior month’s payments made with revolving credit that we extend to the user.

Payments Using Linked Services

In addition to the two major payment options we offer—PayPay Balance and PayPay Credit—users can also utilize our PayPay code-based payments with participating merchants by linking their credit cards to the PayPay app. Users can create a credit card-linked payment option by adding credit cards issued by PayPay Card Corporation or other credit card companies to the PayPay app. We limit transactions using linked credit cards issued by other credit card companies to a maximum total of ¥20,000 in a single 24-hour period and ¥50,000 in a single 30-day period. Transactions using linked credit cards issued by other credit card companies do not accrue PayPay Points.

Payments Using PayPay Bank App (PayPay Debit)

Our PayPay Bank accountholders are able to make payments with merchants that accept PayPay code-based payments directly from their PayPay Bank yen-denominated deposit accounts using an app operated by PayPay Bank Corporation.

Utility Bill and Tax Payments

We have partnered with major Japanese public and private electricity, gas and water companies, as well as cellphone carriers and insurance companies, to further expand our reach of companies where users can use PayPay as a payment option. Users can pay for utilities by scanning the payment barcodes or QR codes on bills issued by utility companies we have partnered with and use their PayPay Balance or PayPay Credit to make payments. We have also introduced compatibility with online bills, where users can receive notifications that a bill is due and pay the bill entirely within the app. In addition, we have partnered with government agencies in various prefectures across Japan to enable users to make resident tax, property tax, automobile tax, or national insurance tax payments using PayPay in participating prefectures.

Furthermore, in connection with the tax donation program in Japan called Furusato Nozei, where taxpayers have the option to redirect a certain portion of their yearly residence tax to local municipalities and in turn receive rewards from donee municipalities, some municipalities issue rewards in the form of PayPay Gift Vouchers when donations are performed through our partner Satofull Co., Ltd., a wholly-owned subsidiary of SoftBank Corp. These vouchers can be used across a variety of local stores designated by the issuing municipalities. See “—Sales and Marketing.”

Payment Credit Services

We also issue credit cards as an alternative payment option. Our PayPay Cards blend security and convenience, as our cards are issued without cardholders’ credit card numbers imprinted on the physical cards for added security and have contactless payment capabilities and an easy-to-access transaction history via our PayPay app. In addition, through the integration of our code-based payment settlement services and our credit card payment services, our users are able to track and maintain their activity in various PayPay Point programs from one convenient location. Our current main offering consists of the following two types of PayPay Cards:

•

PayPay Card. Our basic-level PayPay Card has no annual fee and is issued under three credit card brands, JCB, Visa and MasterCard. Cardholders earn PayPay Points equivalent to 1% of total amounts charged on the card, and up to an additional 0.5% of the total amounts charged if users make 30 or more purchases of at least ¥200 each and spend at least ¥100,000 in total over a particular month. This additional reward is one of the benefits of a customer retention program called PayPay STEP. Additional cards can be issued to family members upon the request of cardholders, and individual cardholders can request more than one card to be issued for them. SoftBank Points, which are issued by SoftBank Corp. and convertible into PayPay Points, of up to 1.5% of the total amounts charged can also be earned when cardholders use this card to pay their cellphone bills with SoftBank Corp.

•

PayPay Card Gold. Our PayPay Card Gold has an annual fee of ¥11,000 (including consumption tax) and is also issued under three credit card brands, JCB, Visa and MasterCard. Cardholders can maximize their point earnings, with PayPay Points from 1.5% of total amounts charged up to 2.0% of total amounts charged on the card if users make 30 or more than 30 purchases of at least ¥200 each and spend at least ¥100,000 in total over a particular month. This additional 0.5% reward is one of the benefits of PayPay STEP. In addition to overseas and domestic travel insurance benefits and access to domestic airport lounges, PayPay Card Gold cardholders can earn SoftBank Points of up to 10% of total amounts charged to pay cellphone bills with SoftBank Corp. as well as time-limited PayPay Points (a special type of PayPay Points that expire after a set period of time) of an additional up to 2% of total amounts charged for purchases made via Yahoo! JAPAN Shopping or at LOHACO. Additional cards can be issued to family members upon the request of cardholders.

Revolving and Installment Payment Options

For users short on funds at the time of payment, we offer revolving payment and installment payment options at participating merchant stores to PayPay Card holders. Under our revolving payment option, we have two options, Marugoto Flat Revo and Koredake Skip Revo. After a cardholder makes purchases, the cardholder selects to automatically convert all of their credit card purchases (Marugoto Flat Revo) or selectively convert specific purchases (Koredake Skip Revo) into a revolving payment with a commission rate of 18% per annum. Under our installment payment option, the cardholder agrees to pay for the purchase price plus a commission in installments, with a commission rate of 18% per annum. Our revolving payment option is available for purchases made using PayPay Credit as well. However, our installment payment option is only available for payments made using PayPay Card with merchants that have accepted installment payments as a payment option. In addition, our Pay in Installments Later (Ato Kara Bunkatsu) service allows cardholders to convert payments they had elected to pay in full at the time of purchase to an installment payment from the PayPay Card app or the mini-app.

Cash Advances

We also offer cash advances to cardholders, who can apply for cash advances on the PayPay app or via an internet browser, whereby we allow approved cardholders to withdraw cash from ATMs or transfer loaned funds to their bank accounts. The interest rate is currently 18.0% per annum and 15.0% per annum for additional advances when the total outstanding amount of cash advances extended to a cardholder totals ¥1 million or more.

Acquiring Services

On the merchant side, we also operate a credit card merchant acquiring business, through which we offer processing services for merchants to accept credit card payments. The majority of our merchants that utilize this service were grandfathered in through referrals from our payment settlement services, LY Corporation (previously Yahoo Japan Corporation) and SB Payment Service Corporation.

Financial Service Business

Internet Banking Services

We offer a wide range of retail internet banking products and services to individual and corporate customers, linked throughout our PayPay platform. Our extensive range of products and services includes retail banking functions such as deposit accounts, mortgage and card loans, as well as securities intermediary services and domestic and foreign exchange transaction services. Customers can open a bank account with us completely digitally using remote identity verification, and can make transfers, deposits, bill payments and balance inquiries entirely online. We provide linkage between bank accountholders and users of the PayPay app, enabling instant transfer of funds from a user’s PayPay Balance into the user’s PayPay Bank account balance and vice versa without any fees. Accountholders receive a PayPay Bank Visa Debit Card, which can be used to make cashless payments at merchants worldwide that accept Visa payment cards. Transactions made by individual accountholders using a PayPay Bank Visa Debit Card are rewarded with PayPay Points equivalent to 0.2% of the value of the transaction. In addition, ATM services are available nationwide through partnerships with major ATM networks, where customers can withdraw funds using their PayPay Bank Visa Debit Card or conduct cardless cash withdrawals using the Smartphone ATM feature, allowing withdrawals to be made from in-network ATMs using an account-linked code. When accountholders are abroad, they can also withdraw cash at Visa or PLUS network ATMs worldwide.

Deposit Accounts and Remittances

We offer a full range of deposit account services spanning yen-denominated products including ordinary deposits and time deposits and foreign currency products including ordinary deposits and time deposits denominated in nine different currencies. As an internet bank, PayPay Bank Corporation does not have the high fixed costs associated with maintaining a network of physical branches, which enables us to offer competitively-priced deposit interest rates. We also refer our accountholders to PayForex, a service offered by Queen Bee Capital Co., Ltd., which offers our accountholders the ability to send and receive remittances to and from over 200 countries with no transaction fees.

Lending Services

PayPay Bank Corporation offers three types of lending products to suit our users’ financing goals: card loans, mortgage loans and business loans.

Card loans issued through PayPay Bank Corporation are available to customers that have an ordinary savings account and can be borrowed using our PayPay Bank app or by using the accountholder’s ATM card and withdrawing borrowed cash from participating ATMs 24 hours a day, 365 days a year. We offer varying interest rates dependent on the amount borrowed by the customer, ranging from 1.59% to 18.0% per annum.

We also offer mortgage loans of durations from 1 to 50 years and an amount from anywhere between ¥5 million and ¥200 million to home buyers through the PayPay Bank app or our website, enabling borrowers to submit the necessary paperwork from their smartphones. Our rates are competitive, starting from 0.730% yearly for variable rate loans. We also offer an innovative “pair loan” product which enables two borrowers to co-sign for a mortgage, with the loan forgiven in the event that one of the two passes away before the end of the term. We offer SoftBank users a 0.60% loan benefit for loan refinancing.

In addition, we offer business loans for corporations and sole proprietors of up to ¥10 million, with competitive interest rates ranging from 1.8% to 13.8% per annum. We offer competitive rates for businesses that use loans for temporary liquidity. For example, for our loans to corporations, if a business pays back its loan within five days of borrowing, we charge a flat fee of ¥945 regardless of the loan’s interest rate.

Securities Intermediary Services

We offer securities intermediary services for accountholders to invest in various investment trusts. Accountholders who invest in investment trusts through PayPay Bank Corporation can take advantage of the tax benefits provided through the NISA scheme, which allows investors in Japan to open investment accounts and invest up to ¥3.6 million per year and ¥18 million in total without paying taxes on capital gains or dividends. Our accountholders who make recurring investments in investment trusts pay no transaction fees for the purchase of their investments and can start investing by signing up for recurring investments from just ¥100 a month.

Foreign Exchange Transaction Services

We also offer a standalone app for foreign exchange transactions to accountholders, allowing trades for 24 currency pairs. The app also contains features to help our users such as stop loss features and rate alerts. The app offers two types of accounts, the general type and the beginner type. The general type allows accountholders to conduct leveraged trades, while the beginner type does not permit leveraged trading. There are no transaction fees charged for foreign exchange transactions beyond the spread charged.

Digital Securities Services

We offer a wide range of digital securities services through PayPay Securities Corporation, a financial services provider focused on digital securities brokerage services. We provide a platform for users to buy and sell mutual funds, stocks and ETFs where trades can be made using PayPay Invest, a mini app integrated into our main PayPay app, built for first-time investors. We also operate a standalone app that offers additional and more advanced investment options for our more experienced users allowing for larger amounts to be invested. In addition, we also offer a platform for trading contracts for difference, or CFDs.

App-Based Investment Services

PayPay Invest

PayPay Invest is a mini app that offers users of our PayPay app a simplified entry point into financial markets, no matter their level of experience in investing. PayPay users can open an account using PayPay Invest in as little as three minutes. Users can open both regular investment accounts as well as NISAs using the mini app, starting with a minimum of ¥100 using PayPay Money. Users can use PayPay Money to make investments, as well as PayPay Points and available funds in a PayPay Bank account. Users can also charge the invested amount to their PayPay Card or withdraw funds from PayPay Invest as PayPay Money and transfer them into their PayPay Balance without a transaction fee (withdrawals above PayPay Money’s ¥1 million daily transaction limit will be deposited in the user’s bank account registered in the PayPay app without a transaction fee).

Users can invest in U.S. and Japanese stocks and ETFs, as well as in investment trusts, using PayPay Invest. We allow users to trade U.S. stocks and ETFs on a continuous basis, while Japanese stocks and ETFs can be traded during the Tokyo Stock Exchange’s operating hours, with the option for flexible trading by scheduling recurring daily, weekly and monthly investments. Securities purchased using PayPay Invest are purchased at an “offered price” by users, which is calculated by adding a spread of 0.5% to the “unit price” provided to us by our information provider.

PayPay Securities App

The PayPay Securities app is available to any investor, offering a broader set of investment products and trading functionality compared to PayPay Invest. Users of the PayPay Securities app can invest in U.S. stocks and ETFs, Japanese stocks and ETFs as well as mutual funds, just like PayPay Invest, in addition to Japanese REITs with a minimum investment amount of ¥1,000. Accounts can be funded with PayPay Money as well as through bank transfers from designated financial institutions. The app provides enhanced features such as reservation orders for Japanese equities outside of the Tokyo Stock Exchange operating hours, as well as the “Oitamama Kaitsuke” feature, which enables users to purchase securities using their deposits with designated financial institutions, including with PayPay Bank Corporation, without having to transfer any funds or pay transfer fees.

Automated Investing Services

We offer certain automated investing solutions in order to make investment as convenient and easy as possible for new investors. We offer two automated investment services tailored to different needs:

•

PayPay Invest Easy. PayPay Invest Easy is a simplified investment service integrated as a mini app within the PayPay app, which allows investors to invest on a recurring basis in one of two index funds using PayPay Money, PayPay Points or their credit card, starting at ¥500 per day. This service is also compatible with NISA, offering tax benefits to users.

•	Robot Accumulation Plan. Robot Accumulation Plan is a standalone app, which facilitates automatic, recurring investments in U.S. equities, starting at ¥1,000. This service is not compatible with NISA.

CFD Trading Services

Through PayPay Securities Corporation, we offer CFD trading services, a type of financial agreement which enables traders to trade on the direction of securities in the very short term. Our services enable customers to engage in leveraged trading using two different standalone apps, the 10x CFD app and the Japanese Equity CFD app. The 10x CFD app allows trading in stock index futures, such as the Nikkei 225 and the E-mini S&P 500, with leverage up to ten times the deposited margin. The Japanese Equity CFD app allows customers to trade in selected Tokyo Stock Exchange-listed equities during regular exchange hours with leverage up to five times the deposited margin amount. Both of these apps offer real-time pricing, margin monitoring and loss-cut functionality while participation in our CFD trading services requires a deposit margin of over ¥10,000.

PayPay Point Management

Through PPSC Investment Services Co., Ltd., a wholly owned subsidiary of PayPay Securities Corporation, we offer a PayPay Point investment service, PayPay Point Management, through which our users can utilize ten different simulated asset management courses to manage their PayPay Points. Users can utilize this service starting from just one PayPay Point. The courses include options linked to Bitcoin, Ethereum and various U.S. ETFs, and users can manage their investments directly from the PayPay app. PayPay Points from shopping, campaigns, My Number points, PayPay Point Codes and withdrawn PayPay Points are all eligible for this service. However, limited-time PayPay Points, PayPay Money, PayPay Money Lite and credit cards cannot be used. Users can monitor, invest and withdraw their managed PayPay Points through the PayPay Point management screen in the PayPay app.

Loan Management Services Through Credit Engine

In November 2024, we acquired Credit Engine Group, Inc. (currently Credit Engine, Inc.), making it our wholly-owned subsidiary. Credit Engine Group, Inc. provides online loan management systems that aid in the digitalization of lending and debt collection operations as well as SaaS lending products for small and medium-sized businesses and automated calls and messaging for debt collection.

Other Value-Added Services

To Users

We refer our users to PayPay Insurance Service Corporation, a PayPay-branded insurance agency. Our PayPay app provides users with access to a mini app operated by PayPay Insurance Service Corporation, through which users can apply for an array of insurance policies offered by PayPay Insurance Service Corporation.

PayPay Insurance Service Corporation is a wholly-owned subsidiary of LY Corporation. PayPay Insurance Service Corporation was formerly known as Wise Insurance and adopted the “PayPay” brand in February 2021. PayPay Insurance Service Corporation is not a subsidiary or affiliate of ours and we have no profit-sharing arrangement with them.

To Merchants

Our platform for merchants offers a user-friendly dashboard from which merchants can easily manage all of their PayPay transactions.

We offer our PayPay My Store service on our platform for merchants without a subscription fee. Through PayPay My Store, our merchants are able to create and publish a webpage with their business information within our PayPay app. On their personalized webpage, merchants can add information such as their store address and hours of operation as well as pictures of their shops and the products they sell. Event and promotional campaign information can also be posted, functioning as a marketing tool. Merchant webpages have the ability to be followed by users, who can give ratings and reviews enabling merchants to monitor and analyze users’ shopping behavior.

We also offer the PayPay My Store Lite Plan to our merchants that wish to expand their marketing to our users and/or wish to enjoy a discount on settlement fees. Merchants can sign-up to this service for a fee of just ¥1,980 and pay a monthly per store subscription fee of the same ¥1,980 for the PayPay My Store Lite Plan. Merchants that subscribe to our PayPay My Store Lite Plan receive a discounted settlement fee rate of 1.60%, compared to our standard rate of 1.98%. We also offer other sales and promotional services with additional fees to our merchants that enroll in our PayPay My Store Lite Plan, including the following:

•

PayPay Coupon. Our PayPay Coupon is an add-on service we offer on commission through which merchants can issue and distribute coupons for their stores to our PayPay app users. This is a convenient tool for merchants to conduct targeted marketing to either acquire new customers or increase repeat customers.

•

PayPay Coupon (Item-Specific). PayPay Coupon (Item-Specific) is a sales promotion service we offer to manufacturers to issue coupons within the PayPay app on a per-product basis that can be used with certain PayPay merchants that carry POS terminals. This tool assists manufacturers in targeting promotions and gathering market data across national and local drugstore, convenience store and supermarket chains, among other retailers.

•

PayPay Stamp Card. PayPay Stamp Card is another add-on service we offer on commission through which merchants can issue store loyalty cards as a sales promotion tool to grant rewards to users whose payments satisfy pre-determined criteria.

•

PayPay Funding. PayPay Funding is an invite-only merchant financing service that allows selected PayPay merchants to receive future sales proceeds in advance when they require operating capital. We utilize machine learning to estimate merchants’ future sales and provide advances of up to ¥1 million, which is then deducted from the merchant’s subsequent sales proceeds earned via PayPay transactions over a period determined by us. We charge a usage fee of between 3.0% and 18.0% per annum, averaging 15%, for the use of this service. Using our data-driven credit model, we can conduct instantaneous, fully-online risk assessments based on merchants’ sales history, transaction patterns, and growth trends, without the need for the cumbersome screening and documentation typically required by traditional banks. This offering enables us to provide new liquidity solutions to previously unreached merchants, namely SMEs.

PayCAS (PayPay Multi-Payment Unit)

In 2022, we began leasing PayCAS, a unified cashless payment terminal with POS integration functionalities, to select merchants by collaborating with SB C&S Corp., a wholly owned subsidiary of SoftBank Corp. and the supplier of PayCAS, and SB Payment Service Corp, another subsidiary of SoftBank Corp. We made PayCAS available to all merchants starting April 2023.

PayPay Points

We operate a proprietary loyalty and rewards program known as PayPay Points, which can be used not only as a traditional loyalty program but also as a form of cash equivalent across a wide range of services within our ecosystem. Unlike many e-commerce platforms whose points are restricted to specific services, PayPay Points may be redeemed across our entire ecosystem, making them a highly versatile and convenient tool for our users.

The principal uses of PayPay Points include:

•

Payments at merchants and online services: Users may use PayPay Points for payments at hundreds of thousands of participating merchants nationwide, as well as through online services that support PayPay Points, with one point redeemable for one Japanese yen.

•

Payment of utilities and taxes: Through our PayPay billing platform, users may apply PayPay Points toward payments for electricity, gas, water and other public utility charges, as well as certain tax obligations.

•

Financial services: Users may apply PayPay Points directly when purchasing investment trusts through PayPay Securities Corporation. In addition, through the “Point Management” service offered by PayPay SC Investment Service Corporation, users may manage and invest their PayPay Points.

•	Other services: PayPay Points may also be used within our PayPay app for a variety of other services, including remittances and related offerings.

The breadth of use cases for PayPay Points across multiple services and our extensive merchant network increase their utility for users and drive higher frequency of use. This, in turn, contributes to greater engagement within our ecosystem and supports the overall growth of our platform.

We offer our users two primary ways to earn PayPay Points: our standard rewards and bonus rewards through the PayPay STEP program. Originally instrumental in our rapid market share growth, our PayPay Point feature has evolved into a highly controllable promotional tool; we can modify its structure through mission and campaign design, and a majority of the point-based marketing costs is now funded by external sources such as merchants, the central government, municipalities, and strategic partners. Therefore, we consider these as strategic sales promotion expenses intended to increase user acquisition, retention and average monthly spending.

Standard Rewards

•	Users earn a 0.5% base reward rate on payments made with their PayPay Balance, and a 1.0% base reward rate on payments made with PayPay Credit or PayPay Card (physical card).

•	Users earn a 0.2% base reward rate on payments made with their PayPay Debit or PayPay Bank Visa Debit Card.

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For all standard rewards, PayPay Points accrue for every ¥200 transacted. No PayPay Points are awarded for some types of transactions, including when payments are made with credit cards issued by other credit card companies linked to the PayPay app. As regular PayPay Points do not expire, the company does not record any breakage associated with these points.

PayPay STEP (Bonus Rewards)

The PayPay STEP program allows users to boost their reward rate with two types of bonuses as part of our user retention program:

•	Achievement Bonus: Users earn an extra 0.5% to their reward rate by meeting the following two conditions in the previous month:

○	Make 30 or more payments of at least ¥200 each.

○	Spend a total of ¥100,000 or more.

•	Gold Card Bonus: Cardholders earn an extra 0.5% on their reward rate when they link and use a PayPay Card Gold for their credit payments.

•	PayPay Debit, PayPay Bank Visa Debit Card and payments made with credit cards issued by other credit card companies linked to the PayPay app are excluded from the PayPay STEP program.

Changes to PayPay Points Rewards Program

On February 4, 2026, we announced some changes to our PayPay Points rewards program aimed at strengthening our eKYC foundation and increasing user engagement, as well as promoting a smoother referral to our financial services for users of our payments services. The following changes are expected to be effective as of June 2026:

•	Users who have not completed eKYC registration with us will no longer be eligible to earn PayPay Points under the PayPay STEP program

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When payments are made using PayPay Points, only the portion of the payment made without using PayPay Points will accrue PayPay Points for every ¥200 transacted (but the entire payment amount will continue to count towards the Achievement Bonus criteria of our PayPay STEP program)

Super PayPay Festival

We have periodically reinforced user engagement through large-scale promotional events, including the “Super PayPay Festival.” See “—Sales and Marketing.”

PayPay Bank Visa Debit Card

In addition, payments made using the PayPay Bank Visa Debit Card reward users with PayPay Points equivalent to the value of 0.2% of all purchases. As regular PayPay Points do not expire, the company does not record any breakage associated with these points.

Extra PayPay Points Stores

PayPay launched the “Extra PayPay Points Stores” program in September 2023, allowing merchants to design the timing and conditions for granting PayPay Points according to their own marketing strategies, thereby enabling consistent points experience to users. A variety of merchants, including supermarkets, electronics retailers, drugstores, and online services are already part of this program, by which they reward PayPay Points tailored to their specific needs and promotional strategies. By specifying conditions for the granting of points, such as day of the week, time of day, or customer age, and later analyzing its effectiveness, the program can be utilized to acquire new customers, increase retention of existing customers, and boost sales.

Since June 2025, it has been possible for an Extra PayPay Points Store to offer PayPay Points regardless of the payment method, even in physical stores. If the user chooses to pay with PayPay, they can receive PayPay Points without having to present the barcode again. For other methods, the user can receive the PayPay Points by presenting the barcode on the PayPay app to the merchant. Furthermore, while it is possible to grant PayPay Points for any type of product, merchants also have the flexibility to grant points just for certain products, allowing for a more adaptable strategy to address challenges and promotional requirements.

PayPay Points (Time Limited)

Furthermore, we offer customized PayPay Point services to meet the needs of our merchants. These customized rewards include PayPay Points (Time Limited), which have the following characteristics:

•	There is an expiration date;

•	PayPay Points (Time Limited) can only be used for payments with certain services provided by LY Corporation and its subsidiaries; and

•	They cannot be transferred between PayPay users or withdrawn as cash.

Alliances with our Partners

We have entered into partnerships with third-party companies, including Seven-Eleven Japan Co., Ltd., Monteroza Co., Ltd. and MINISTOP Co., Ltd. to integrate their various services with our PayPay app. For example, our users who download the Seven-Eleven app and complete the registration process are able to link their PayPay accounts to the Seven-Eleven app. When users make payments using PayPay in the Seven-Eleven app, users can earn points for both their PayPay and Seven-Eleven accounts, augmenting the financial benefit from making payments with PayPay. Our users that download the Monte app and make payments using PayPay in the Monte app earn PayPay Points as well.

In addition, when LINE Corporation (currently LY Corporation), the operator of the LINE messaging app, which had approximately 98 million monthly active users in Japan in the month of March 2025, became an indirect subsidiary of SoftBank Group Corp. in March 2021, we implemented interoperability between the code-based on-premise payment systems of LINE Pay and PayPay by enabling the use of LINE Pay at PayPay merchants that use the merchant-generated code-based payment method starting August 17, 2021. In October 2024, we added a shortcut function in the LINE app enabling LINE users that are registered users of ours to easily initiate the sending and receiving of P2P money transfers with other PayPay users without leaving the LINE app. Although LINE Pay ended service on April 30, 2025, PayPay continues to remain embedded in the LINE app providing a convenient function for LINE users.

Furthermore, in order to offer a convenient payment method to foreign visitors from China, we have entered into a partnership with Alipay.com Co., Ltd., a Chinese digital payment platformer. Under the partnership, we have enabled Alipay code-based payments at our merchants’ stores that have agreed to accept such method of payment. Alipay users can make payments by scanning pre-printed codes at merchant stores via their Alipay app. Alipay.com Co., Ltd. then transfers funds to us corresponding to the payment amount after deducting service fees. We also charge a settlement fee to our merchants for processing Alipay app payments. Through our partnership with Alipay, we also gain access to Alipay+, which allows users of payment systems operated by Kakao Pay Corp., a Korean digital payment platformer, TRUE MONEY COMPANY LIMITED, a Thai digital payment platformer, G-Xchange, Inc., a Filipino digital payment platformer and BLUE CODE

INTERNATIONAL AG, a pan-European digital payment platformer currently operating mostly in Austria and Germany, among others, to scan PayPay QR codes or barcodes, offering a convenient payment method to foreign visitors from those countries. We also participate in HIVEX, a payment network through which we have entered into partnerships with Taiwanese payment providers Jkopay Co., Ltd., E.SUN COMMERCIAL BANK, LTD., PXPay Plus Co., Ltd. and iPass Corporation to enable foreign visitors from Taiwan to easily make cashless payments when visiting Japan.

To match this integration with overseas partners to benefit inbound travelers, on September 16, 2025, we launched PayPay’s Overseas Payment Mode, which enables our eKYC verified users to use the PayPay app overseas. The service started in South Korea from late September 2025, enabling PayPay users to pay at stores in South Korea affiliated with Alipay+ and ZeroPay (a payment service introduced by the Seoul Metropolitan Government) and to make P2P payments while in South Korea. We plan to expand our outbound partnership to more countries and regions going forward. On May 15, 2025, SoftBank Corp. announced its entry into a comprehensive business alliance with Sumitomo Mitsui Card Co., Ltd., intended to integrate the diverse functionalities of Olive, the SMBC Group’s comprehensive personal financial service, with SoftBank’s range of digital technology-based services. As part of this alliance, we announced the launch of initiatives in collaboration with Sumitomo Mitsui Card Co., Ltd. Specifically, we announced:

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that, regardless of any changes in the PayPay app’s approach to payment with credit cards issued by other companies, credit cards issued by Sumitomo Mitsui Card Co., Ltd. would continue to be available without any usage fees;

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that the Olive app would be updated to enable PayPay users to check their PayPay Balance and perform top-up and withdrawal transactions between their Sumitomo Mitsui Banking Corporation (SMBC) account and PayPay Balance via the Olive app, and that PayPay Balance would be added as a payment method under Olive’s Flexible Pay mode. Payments using PayPay Balance would be available at Visa-affiliated merchants worldwide through Olive; and

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that users would be able to mutually exchange points between PayPay Points and V Points, a point service operated by CCC MK Holdings Co., Ltd., which will enable users to earn and use points with both PayPay and Visa-affiliated merchants.

On September 16, 2025, we acquired a 40.0% stake in Binance Japan, an affiliate of Binance, which operates one of the world’s largest cryptocurrency exchanges. As the first phase of our strategic partnership with Binance Japan, we have integrated our platforms, enabling our PayPay users to purchase cryptocurrency using their PayPay Money balance and seamlessly convert crypto assets back into PayPay Money within the app. We aim to create a seamless integration of digital payments and cryptocurrency by connecting a leading global crypto exchange with our extensive user and merchant network.

In order to expand payment options for users and merchants in Japan and overseas, we have agreed upon the basic terms of a business alliance with Visa to explore collaboration in Japan and the United States by leveraging our QR codebased payment platform and Visa’s global payment network and digital payment technologies. PayPay intends to establish and control an entity to develop a digital wallet that supports both Near Field Communication (“NFC”) and QR code payments in the United States. Both PayPay and Visa will contribute capital in the form of investment, technology, and people to this new partnership, with Visa providing additional support through consulting services and embedded expertise delivered via Visa Managed Services or similar programs.

We also intend to collaborate with Visa to integrate new payment experiences into our existing ecosystem in Japan, including enhancing card services through Visa Flexible Credential, to enable multiple funding sources to be linked to a single card, expanding credit card acceptance at PayPay merchants, and strengthening cross-border payment capabilities for both domestic and international users. Details of the potential collaboration have not yet been decided.

Collaborations with SoftBank Group Companies

We collaborate with SoftBank Group companies in branding and marketing as well as for a variety of other services and arrangements, including for joint promotional activities, outsourcing of services, financial services, loan agreements with LY Corporation and secondments and directors dispatched from SoftBank Group companies. Descriptions of the primary agreements under each category are below. See “Related Party Transactions” for additional details.

Joint Promotional Activities

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Basic Agreement (Sales Promotion Measures, Advertising, Earn and Use of Incentives) between us and SoftBank Corp., dated September 16, 2021, stipulates the cooperation and cost-sharing agreement between us and SoftBank Corp., for the purpose of expanding the user base of PayPay payment settlement services as well as the subscriber base for telecommunication services of SoftBank Corp., through “Y!mobile” telecommunication service campaigns, Yahoo! Premium e-shopping mall, PayPay Point incentives and advertisement for such promotional measures. The term of this agreement was from the date of execution through March 31, 2022, but has been extended through several amendments, and following the latest of such amendments, the agreement is currently scheduled to expire on March 31, 2026. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

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Service Outsourcing Agreement for Issuance of PayPay Bonus (currently PayPay Points) between Yahoo Japan Corporation (currently LY Corporation) and us, dated August 21, 2019, stipulates the outsourcing of the issuance of PayPay Points based on the settlement amount of goods and services purchased by members on LY Corporation’s e-commerce platform. LY Corporation pays us an amount equal to one Japanese yen multiplied by the number of PayPay Points issued to Yahoo!JAPAN members for the services we provide. The term of this agreement was from the date of the agreement to March 31, 2020, but provides that unless either party gives written notice at least three months prior to the expiration of the agreement of its intention to terminate the agreement, the agreement automatically renews for one year from the expiration date and the same applies thereafter. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

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Basic Agreement for Provision of “Pay-Toku” Fee Plan between us and SoftBank Corp., dated September 5, 2023, stipulates the mutual cooperation pursuant to a specific fee rate plan for mobile communication services offered by SoftBank Corp. utilizing PayPay Points aiming at the expansion of the customer base for PayPay’s payment settlement services. The “Pay-Toku” Fee Plan sets forth the PayPay Point-related benefits SoftBank mobile service users can receive. SoftBank Corp. bears the cost equivalent to the amount obtained by multiplying the PayPay Points granted to SoftBank mobile service users by one Japanese yen. The term of this agreement is from the date of execution until such time when SoftBank Corp. ceases to provide Pay-Toku. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

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Service Outsourcing Agreement for Issuance of PayPay Money Lite and PayPay Points between SoftBank Corp. and us, dated July 31, 2019, stipulates the outsourcing of the issuance of PayPay Money Lite or PayPay Points to certain current and potential customers of services provided by SoftBank Corp. and certain current and potential customers of services provided with SoftBank Corp. SoftBank Corp. pays us an amount equal to one Japanese yen multiplied by the number of PayPay Money Lite or PayPay Points units issued to current and potential customers of services provided by or with SoftBank Corp. The term of this agreement was from August 1, 2019 to July 31, 2020, but provides that unless either party gives written notice at least six months prior to the expiration of the agreement of its intention to terminate the agreement, the agreement automatically renews for one year from the expiration date and the same applies thereafter. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

Outsourcing of Services

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Business Alliance Agreement for PayCAS between us, SB C&S Corp. and SB Payment Service Corporation, dated August 1, 2024, sets forth the agreement among the parties with respect to the role of each party in connection with the provision of services related to PayCAS. The revenue share among us, SB C&S Corp. and SB Payment Service Corporation is 34%, 33% and 33%, respectively. The term of this agreement was for one year from August 1, 2024, but provides that unless either party gives written notice to the contrary at least six months prior to the expiration of the agreement, the agreement automatically renews for one year upon expiration and the same applies thereafter. This agreement may be terminated by any of the parties to the agreement for another party’s failure to perform under the agreement as well as for certain conditions set forth in the agreement.

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Business Outsourcing Agreement between us and PayPay SC Corporation, dated August 1, 2024, for the outsourcing of the following services: (1) signing up merchants for PayCAS and related merchant support, (2) signing of new PayPay merchants, (3) PayPay merchant support related to PayPay payment settlement services and (4) acquisition through sales promotion activities. The term of this agreement was from August 1, 2024 to March 31, 2025, but provides that unless either party gives written notice to the contrary at least six months prior to the expiration of the agreement, the agreement automatically renews for one year upon expiration and the same applies thereafter, except with respect to the service of signing up merchants for PayCAS and related merchant support, which ends upon the expiration of the Business Alliance Agreement for PayCAS between us, SB C&S Corp. and SB Payment Service Corporation. This agreement provides for early termination and may be terminated by the parties to the agreement for any breach of the agreement or default on all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

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General Agency Agreement between us and SB Payment Service Corporation, dated December 13, 2019, under which SB Payment Service Corporation acts as our payment service provider and assists our online merchants using our payment settlement services. We pay SB Payment Service Corp. a fee, which is calculated based on a percentage applied to the value of transactions made through SB Payment Service Corp.’s systems. The term of this agreement was one year from December 13, 2019, but provides that unless either party gives written notice at least three months prior to the expiration of the agreement of its intention to terminate the agreement, the agreement automatically renews for one year upon expiration and the same applies thereafter. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

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Sales Alliance and Partner Agreement between us and SB Payment Service Corporation, dated December 3, 2018, under which SB Payment Service Corporation provides us with various services, such as access to a payment gateway which connects merchants to our payment system, and supports our relations with the merchants by checking information provided by the merchants and by communicating with the merchants on our behalf. The term of this agreement was one year from December 3, 2018, but provides that if neither party notifies the other party in writing that it intends to terminate the agreement upon expiration at least three months prior to the expiration date, the agreement automatically renews for one year and the same applies thereafter. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

Financial Services

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Memorandum on PayPay Merchant Terms for Mini-apps between us and PayPay Insurance Corporation, dated December 1, 2021, provides the terms of the agreement under which PayPay Insurance Corporation operates a mini-app, through which users can apply for an array of insurance policies offered by PayPay Insurance Service Corporation and make purchases using our PayPay payment settlement services. The mini-app usage fee is calculated as an agreed amount between 2.22% and 5% of the purchases made using the mini-app. The term of this agreement was one year from execution, but provides that if the parties do not notify the other party of its intention to not renew the agreement at least 30 days prior to expiration, the agreement automatically renews for one year and same applies thereafter. This agreement may be terminated by us without any notice or other procedures for certain conditions set forth in the agreement.

Loan Agreements with LY Corporation

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In February 2018, PayPay Card Corporation (then YJ Card Corporation) entered into an agreement with LY Corporation (then Yahoo Japan Corporation), pursuant to which LY Corporation (then Yahoo Japan Corporation) agreed to provide loans of up to ¥70 billion to PayPay Card Corporation and PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation (then Yahoo Japan Corporation) with respect to any contractual obligation between PayPay Card Corporation and LY Corporation (then Yahoo Japan Corporation). In April 2019, PayPay Card Corporation entered into a ¥10 billion loan agreement with LY Corporation (then Yahoo Japan Corporation) due in December 2027, with a fixed interest rate of 0.5%, for general business purposes, including working capital. As of December 31, 2025, the amount outstanding under this loan agreement was ¥10 billion. The term of the master agreement, which applies to all such individual loans, is from the execution date of February 15, 2018 to December 7, 2027. However, there is no remaining committed availability under this loan agreement. PayPay Card Corporation’s obligations to LY Corporation are subject to automatic acceleration for certain conditions set forth in the agreement.

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In December 2019, PayPay Card Corporation entered into an agreement with LY Corporation (then Z Holdings Corporation), pursuant to which LY Corporation (then Z Holdings Corporation) agreed to provide loans of up to ¥25 billion to PayPay Card Corporation and PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation (then Z Holdings Corporation) with respect to any contractual obligation between PayPay Card Corporation and LY Corporation (then Z Holdings Corporation). In December 2019, LY Corporation (then Z Holdings Corporation) provided a ¥10 billion loan to PayPay Card Corporation due in December 2028, with a fixed interest rate of 0.6%, for general business purposes, including working capital. As of December 31, 2025, the amount outstanding of this loan was ¥10 billion. The term of the master agreement, which applies to all such individual loans, is from the execution date of December 18, 2019 to December 6, 2028. However, there is no remaining committed availability under this loan agreement. PayPay Card Corporation’s obligations to LY Corporation are subject to automatic acceleration for certain conditions set forth in the agreement.

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In February 2024, PayPay Card Corporation entered into a ¥15 billion term loan agreement with LY Corporation due in February 2026, with a fixed interest rate of 0.7%, for general business purposes, including working capital. Under the agreement, PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation with respect to any contractual obligation between PayPay Card Corporation and LY Corporation. As of December 31, 2025, the amount outstanding under this loan agreement was ¥15 billion. The term of this agreement is from February 29, 2024 until all obligations owed by PayPay Card Corporation to LY Corporation under the agreement are paid in full. PayPay Card Corporation’s obligations to LY Corporation are subject to automatic acceleration for certain conditions set forth in the agreement.

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In December 2024, LY Corporation and PayPay Card Corporation executed a memorandum of understanding pursuant to which the permitted use of proceeds for the intercompany loans described above was broadened to include business investments (including the provision of working capital and loans to PayPay Corporation for its business investments). The other principal terms of the loan agreements remain the same. The memorandum of understanding provides that the parties may agree from time to time to renew or extend the maturity of the loans described above. In the event of such renewal, the date of maturity is extendable unless LY Corporation provides one month of notice that the repayment date will not be extended, with the final maturity being no later than March 29, 2030. Any such renewal bears interest at a rate equal to LY Corporation’s average funding cost as of the day after the repayment date prior to the extension plus a spread of 0.1.

Secondments and Directors Dispatched from SoftBank Group Companies

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Basic Contract of Secondment between SoftBank Group Corp. and us, dated March 23, 2022, under which employees of SoftBank Group Corp. are seconded to us. The term of this agreement was until March 31, 2023, but provides that it will be renewed for another year if neither party requests termination of the agreement no later than one month prior to expiration and the same applies thereafter. This agreement may be terminated by the parties for certain conditions related to anti-social forces (a reference to organized crime in Japan) as set forth in the agreement.

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Basic Contract of Secondment between Z Holdings Corporation (currently LY Corporation) and us, dated May 1, 2022, under which employees of Z Holdings Corporation (currently LY Corporation) are seconded to us. The term of this agreement was from May 1, 2022 through September 30, 2022, but provides that if neither party requests to terminate the agreement or amend the terms of the agreement one month prior to expiration, the term is extended for a further six-month period and the same applies thereafter.

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Basic Contract of Secondment between SoftBank Corp. and us, dated July 1, 2018, under which employees of SoftBank Corp. are seconded to us. The term of this agreement was until June 14, 2019, but provides that it will renew for another year if neither party requests to terminate the agreement no later than one month prior to expiration. This agreement may be terminated by the parties for certain conditions related to anti-social forces as set forth in the agreement.

Sales and Marketing

During the initial phase of our operations we focused on the rapid acquisition of users and merchants. Our sales and marketing efforts to acquire users included a series of promotional activities with SoftBank Group companies. To rapidly expand our user base during initial promotional periods, we conducted limited-time, ¥10 billion-scale rebate programs in 2018 and 2019, collaborating with Yahoo Japan Corporation (currently LY Corporation) and SoftBank Corp., where we distributed a total of 20 billion PayPay Points to users as rebates for their payments using the PayPay app. Users were able to earn PayPay Points equivalent to the value of up to 20% of all purchases for these rebate programs, which instantly gained widespread popularity across Japan. Where we had initially anticipated the campaign to last roughly two months, rapid user registrations and usage resulted in the initial ¥10 billion to be given away in just ten days.

Building on the success of these initial campaigns, we have continued to launch a series of large-scale promotional campaigns, known as the “Super PayPay Festival.” A key feature of these campaigns is the strategic integration of gamification elements to transform the payment process from a purely transactional interaction into an engaging and enjoyable experience. For example, we have introduced an instant-win scratch-off lottery, which replaced a prior virtual darts game. This gamification is designed with two primary objectives: first, to randomly award additional benefits to users, and, second, to create opportunities for social interaction among family and friends, making the act of payment a shareable and enjoyable moment. We believe this enhanced user engagement, fosters a deeper connection to our platform and generates organic, word-of-mouth interest that helps motivate new user acquisition.

In addition, some SoftBank Group companies, including SoftBank Corp. and LY Corporation, utilize PayPay Points for certain rewards programs, such as by granting PayPay Points as rebates for payments via PayPay or issuing PayPay Points Code and PayPay Coupons. For example, SoftBank Corp. grants PayPay Points to its long-term smartphone users and LY Corporation has offered both limited-time and regular promotional campaigns in which customers earn PayPay Points equivalent to a certain percentage of purchases made via PayPay on its e-commerce platforms. Typically, these companies pay us a cash amount, which we record under our assets, corresponding to the PayPay Points they grant to their customers, which are recorded as PayPay Users’ deposits under our liabilities, increasing such customers’ PayPay Balance amounts without us having to incur additional expenses. We also benefit from the use of PayPay Points by merchants, the Japanese government, Japanese local governments and affiliated companies for their own promotions. We estimate that in the year ended March 31, 2025, a majority of PayPay Points granted were attributable to the promotions of such partners.

Our sales and marketing efforts to acquire merchants were focused on reducing or eliminating fees during initial promotional periods. We allowed small- and medium-sized merchants to utilize our PayPay payments system without any settlement fees until September 2021. While we have started to collect settlement fees from all participating merchants, we continue to offer incentives to newly joining merchants. Our success in the rapid acquisition of participating merchants thus far is also a result of our outsourcing of merchant recruitment to SoftBank Corp. and utilizing their resources to achieve nationwide coverage. Using the knowhow of SoftBank Corp., we dispatched a sales team that was comprised of several thousand members to make in-person visits to merchants across Japan to educate them on and to offer our services. As of December 31, 2025, PayPay maintained offices in 21 of Japan’s 47 prefectures.

Moreover, the METI launched a cashless payment rebate program, which ran from October 1, 2019 to June 30, 2020, whereby payment service companies including us that could collect participating merchant applications were offered a subsidy to cover costs of granting rebates to users making cashless payments at those merchants’ stores as well as for costs for introducing cashless payment systems to those merchants’ stores. Following the METI, many municipalities have run similar rebate programs to encourage the adoption of cashless payment systems by local merchant stores as well as to promote consumer spending in their communities. In addition, the Japanese Government provided those who applied for the issuance of their MyNumber social security card by February 28, 2023 with rewards of up to ¥20,000 each in the form of cashless payment funds of the applicant’s choice, which included our PayPay Points. We have expended sales and marketing efforts so that merchants applying for subsidized government programs select us as a payment service company among other service providers, enabling us to leverage these government policies to further encourage use of our payment settlement services. These programs have contributed to our expansion of our user base, merchant acquisition and increase in users’ balance of PayPay Points to be used for future payments.

On June 5, 2024, we launched our Friend Referral campaign. This campaign provides a bonus of 300 PayPay Points for both the referring and referred user when a referral is completed and a payment of above ¥1,000 is completed within 60 days. Referring users can earn up to 3,000 PayPay Points per month if they refer ten users. On December 19, 2024 we launched our “Okozukai” campaign, which rewards parents or guardians who set up periodic allowance payments to registered users between the ages of 12 and 18 with an additional 10% bonus in PayPay Points paid into the child’s account, up to a maximum of ¥250 per month for one year. If both users are SoftBank or Y!mobile users, the same amount of PayPay Points will be paid into the parent or guardian’s account. This percentage increases to 20% if the parent or guardian subscribes to a particular SoftBank plan.

We have strategically executed several key marketing campaigns to drive user acquisition, engagement, and transaction volume. Our campaigns are designed not only to provide monetary incentives but also to make the payment experience itself more engaging and interactive.

Competition

The cashless payment industry in Japan remains fragmented, continuously changing, while consistently receiving government support to promote cashless payment and the digitalization of financial services. Many of the areas in which we compete evolve rapidly with innovative and disruptive technologies, shifting user preferences and needs, price sensitivity of merchants and consumers, and frequent introductions of new products and services. Competition may also intensify as new competitors emerge, businesses enter into business combination and partnerships, and established companies in other segments expand to become competitive with various aspects of our business.

Payment Service

The main competitors for our code-based payment services include providers of traditional credit and debit cards, e-money services such as East Japan Railway Company’s Suica and other smartphone-based payment apps such as Rakuten Payment, Inc.’s Rakuten Pay and d Payment offered by NTT DOCOMO, INC. We also compete with contactless NFC credit card payment offered by credit card companies as well as smartphone contactless payments such as Apple Pay, Google Pay, QUICPay and iD. In light of the relatively high ratio of cash payments in Japan, the market for cashless settlement is still expected to expand significantly and competition in the industry is expected to remain intense.

Our competitors for PayPay Card Corporation’s services consist primarily of large Japanese consumer finance companies, a number of major Japanese banks, Japanese subsidiaries of foreign financial institutions, Japanese internet companies that have entered into the consumer finance industry by acquiring existing consumer finance companies, bank-affiliated credit card companies, retailer-affiliated credit card companies, cellphone carriers and shopping credit companies that issue credit cards, such as Rakuten Card Co., Ltd., Sumitomo Mitsui Card Company, Limited, JCB Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., Credit Saison Co., Ltd., AEON Financial Service Co., Ltd. and NTT DOCOMO, INC.

Financial Services Service

PayPay Bank Corporation faces competition in Japan’s banking market. We compete with various types of financial services companies, including Japan’s major banking groups, government-controlled and government-affiliated entities, regional banking institutions, non-bank financial institutions and other firms that are engaged in providing similar products and services. In particular, we compete with other internet banks, including Rakuten Bank, Ltd., SBI Sumishin Net Bank, Ltd., Sony Bank, Inc. and au Jibun Bank Corporation, as well as traditional banking institutions which have expanded their internet banking services. In addition, the development of new technologies in the “Fintech” and other sectors, along with the corresponding rise of new entrants from these sectors into the financial services industry may lead to the development of other competing business models and further intensify competition.

Our main competitors for PayPay Securities Corporation are other online securities firms, such as Rakuten Securities, Inc., SBI Securities Co., Ltd., Matsui Securities Co., Ltd., Monex, Inc. and Mitsubishi UFJ eSmart Securities Co., Ltd. We also face competition from full-services securities firms in Japan, such as Nomura Securities Co., Ltd., Daiwa Securities Co. Ltd. and SMBC Nikko Securities Inc. Since the NISA program was updated in January 2024 to increase the tax benefits available to Japanese taxpayers investing in both long-term investment trusts and stocks, consumer investment has expanded significantly and is expected to continue to expand, resulting in an expected increase in both the size of the market for online securities firms as well as competition.

Information Technology

With our smartphone-based payment service at our core, we rely heavily on information technology and communication systems to operate our business. We utilize a proprietary technology platform on the back end within our company that enables us to operate our business effectively. Our app is backed up by a microservices architecture that makes our platform more reliable, scalable and flexible. We also utilize a data platform to make our back-end better able to handle large transaction volumes and scale to meet future growth. Our infrastructure is cloud native.

It is also critical that we create a secure environment to attract and retain users and merchants. We have robust systems in place to process the identity verification of our users, merchants and cardholders through eKYC procedures. We conduct identity verification through smartphones by either certifying a MyNumber social security card and scanning the IC chip on it, scanning the IC chip on a driver license and taking a face photo or taking a photo of an identity verification document in addition to taking a face photo. Thanks to our “eKYC Passport,” users who are verified through our PayPay app are able to open accounts with other services and apps in our ecosystem through a streamlined process, which allows them to skip verification of name, date of birth, address, telephone number, e-mail address, identity verification documents and facial photos by using the information already processed.

We maintain information security measures as part of our operations. We have established our own security system which we continually work to strengthen. We maintain a dedicated Security Operation Center, or SOC, in charge of monitoring and analyzing threats to information systems, with a focus on incident detection. We also maintain a Computer Security Incident Response Team, or CSIRT, that focuses on responding when an incident occurs. We conduct red teaming on a regular basis to test our security and employ white hat hackers to conduct red teaming, penetration testing and vulnerability diagnosis so we can quickly evaluate information security amidst our frequent release cycle of new features. This helps protect our systems from breach and protect our users’ privacy.

In addition, Paytm Labs Inc. has granted us licenses to their software used for our PayPay My Store Service and fraud prevention and marketing solutions.

LY Corporation has granted PayPay Card Corporation a license to use the software necessary to operate our credit card merchant acquiring business.

Intellectual Property

Our success depends in part on our ability to protect our intellectual property and proprietary technologies. To protect our proprietary rights, we rely on a combination of intellectual property rights in Japan and other jurisdictions, including patents, trademarks, copyrights, trade secret laws, license agreements, internal procedure, and contractual provisions. We also enter into confidentiality and invention assignment agreements with our employees and contractors, and sign confidentiality agreements with third parties. Our internal controls restrict access to proprietary technology.

We have patents that span across both core payment technologies and adjacent areas such as credit infrastructure, fraud mitigation and data analytics. We believe our extensive patent portfolio gives us a competitive advantage within Japan’s payment and financial services industry. According to independent patent analytics using the Biz Cruncher tool by Patent Result Co., Ltd., as of January 15, 2026, PayPay ranks at the top among Japanese payment and financial services companies in terms of overall patent score.

PayPay Brand

LY Corporation has transferred to us trademarks, design rights, domain names and copyrights of logos, which contain or relate to the name “PayPay” such as, but not limited to, the trademarks and logos of PayPay, PayPay Card, PayPay Bank, PayPay Insurance Service and PayPay Securities, as well as various domain names including paypay.ne.jp and paypay-card.co.jp. We have granted to LY Corporation a perpetual, non-exclusive, non-transferable license to use those transferred intellectual property rights as well as the right to sublicense them to certain of its subsidiaries, including PayPay Insurance Service Corporation.

Facilities

Our corporate headquarters is located in Tokyo, Japan, where we currently lease 17,234 square meters under a lease agreement that expires in January 2030. We do not own any real property. We believe that these facilities are suitable to meet our needs.

Employees

The following table shows our employees of different categories as of December 31, 2025.

	PayPay Corporation (non- consolidated)	PayPay Card Corporation	PayPay Bank Corporation	PayPay Securities Corporation (non- consolidated)
Total employees(1)	2,183	1,584	1,117	140
Full-time, regular employees	2,012	1,287	732	128
Fixed-term contract employees	56	73	36	1
Temporary agency employees	115	224	349	11
Total employees seconded from SoftBank Group companies (1)	57	66	211	52
Seconded from SoftBank Corp.	9	2	1	1
Seconded from LY Corporation	26	13	45	0

Note:

(1)	The number of total employees seconded from SoftBank Group companies is included in the number of total employees.

Legal Proceedings

We are involved in litigation and other legal proceedings from time to time in connection with the ordinary course of our business. We are not currently involved in any litigation or other legal proceedings that, if determined adversely to us, could potentially, individually or in the aggregate, have a material adverse impact on our business, financial condition or results of operations.

MANAGEMENT

Corporate Governance

After the consummation of this offering, we will be a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S. registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Nasdaq Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

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Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of nine directors, four of whom are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present.

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Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, companies may adopt a corporate governance structure comprised of a board of directors and an audit and supervisory committee, commonly referred to as the audit and supervisory committee system, in lieu of the traditional structure comprised of a board of directors and a board of corporate auditors or the alternative structure comprised of a board of directors and three statutory committees. We are a “company with audit and supervisory committee” and the majority of the members of the audit and supervisory committee must be outside directors as defined under the Companies Act. We currently have a four-member Audit and Supervisory Committee and all of the committee members meet the requirements of Rule 10A-3 under the Exchange Act.

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Nasdaq Rule 5605(d)(2) requires that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Although not required under the Companies Act, our board of directors has established a remuneration committee composed of a majority of outside directors. In accordance with the Companies Act and our Articles of Incorporation, the maximum aggregate annual amount of compensation for our directors who are not Audit and Supervisory Committee members and our directors who are Audit and Supervisory Committee members is determined by our shareholders through a shareholder resolution, respectively. Once the maximum aggregate annual amount of compensation is approved at a general meeting of shareholders, no further approval is required unless a proposal is approved by the board of directors to adjust the maximum aggregate annual amount of compensation. Subject to such shareholder resolution, our representative director, in consultation with the remuneration committee, will then determine the specific amount of compensation for each director who is not Audit and Supervisory Committee members, and the Audit and Supervisory Committee will then determine the specific amount of compensation for each director who is Audit and Supervisory Committee members. We will not adopt a formal written compensation committee charter as required under Nasdaq Rule 5605(d)(1).

•

Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Although not required under the Companies Act, our board of directors has voluntarily established a standalone nominating committee. However, our board of directors will not have a corporate governance committee. Our board of directors will participate in the nomination process of potential directors in consultation with the nominating committee and oversee our corporate governance practices.

•

Nasdaq Rule 5620(c) sets out a quorum requirement of 33 1/3 percent applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for an ordinary resolution of a general meeting of shareholders. Under the Companies Act and our articles of incorporation, however, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors and certain other matters.

By the resolutions of the general meeting of shareholders on June 23, 2023, we have converted from a company with auditors to a company with an Audit and Supervisory Committee. Pursuant to the Audit and Supervisory Committee system, our board of directors is comprised of directors who are Audit and Supervisory Committee members and directors who are not. Our articles of incorporation provide for a board of directors consisting of at most ten non-members of an Audit and Supervisory Committee and at most five members of an Audit and Supervisory Committee. All directors are elected by our shareholders at a general meeting of shareholders. The term of office for directors who are not Audit and Supervisory Committee members expires at the close of the ordinary general meeting of shareholders held relating to the last fiscal period to end within one year after such director’s election, and the term of office for directors who are also members of the Audit and Supervisory Committee expires at the close of the ordinary general meeting of shareholders held relating to the last fiscal period to end within two years after such director’s election, but directors and Audit and Supervisory Committee members may serve any number of consecutive terms.

Our board of directors has a statutory duty to administer the business with the due care of a prudent manager and the ultimate responsibility for the administration of our affairs. Our board of directors, however, may delegate by resolution some or all of its decision-making authority in respect of the execution of operational matters (excluding certain matters specified in the Companies Act) to individual directors. Our board of directors must also elect one representative director from among its members who are not Audit and Supervisory Committee members. The representative director has the authority to represent us in conducting our affairs.

Regarding our directors who are Audit and Supervisory Committee members, all must be financially literate and at least one of the directors who is an Audit and Supervisory Committee member shall be a person who is financially sophisticated as required by Nasdaq rules with sufficient knowledge of finance and accounting to qualify as an “audit committee financial expert” under the Sarbanes-Oxley Act. The board of directors shall determine annually whether any member qualifies as an “audit committee financial expert” under the Sarbanes-Oxley Act. They may not serve concurrently as executive directors, managers or any other type of employee for us or any of our subsidiaries, or as accounting advisors or corporate officers for any of our subsidiaries. In addition, more than half of our directors who are Audit and Supervisory Committee members at any one time must be outside directors as defined under the Companies Act, who have not served as executive directors, corporate officers, managers or any other type of employee for us or any of our subsidiaries for ten years prior to their assumption of office and fulfill certain other requirements specified in the Companies Act.

Under the Companies Act and our articles of incorporation, we may exempt, by resolution of the board of directors, our directors (including former directors) from liabilities to the company arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, we have entered into liability limitation agreements with each of our non-executive directors, which limits the maximum amount of their liability to the company arising in connection with a failure to execute their duties in good faith and without gross negligence to the minimum amount stipulated by applicable laws and regulations.

The Audit and Supervisory Committee has a statutory duty to audit the performance of duties by directors and prepare an audit report each fiscal year. We are required to provide them appropriate funding for the payment of ordinary expenses in carrying out their duties and for the remuneration of such independent attorneys and other advisors deemed necessary in the performance of those duties. In addition, the Audit and Supervisory Committee has a statutory duty or is required by its charter to (i) decide on the content of proposals to be submitted to the general meeting of the shareholders regarding the appointment, dismissal or non-reappointment of the independent registered public accounting firm, assume direct responsibility for the appointment, retention, oversight of the work and termination of any independent registered public accounting firm (including resolution of any disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the company and pre-approve such independent registered public accounting firm’s services, including non-audit services, (ii) consent to the remuneration of the independent registered public accounting firm, (iii) decide the opinion of the Audit and Supervisory Committee regarding the appointment, dismissal or resignation of directors (excluding Audit and Supervisory Committee members), (iv) decide the opinion of the Audit and Supervisory Committee regarding the remuneration, etc. (meaning remuneration, bonuses, and other economic benefits received as compensation for the performance of duties) of directors, (v) consent to the submission of proposals to the general meeting of shareholders by directors for the appointment of Audit and Supervisory Committee members (including substitute Audit and Supervisory Committee members), (vi) establish, maintain and operate a whistleblower office for suspected misconduct by senior management and the company’s accounting, accounting internal controls and auditing, (vii) appoint independent attorneys and other advisors as necessary in the performance of their duties, (viii) receive appropriate funding from the company for payment of remunerations to attorneys and other advisors as necessary in the performance of their duties and other expenses normally required for the performance of their duties (including funding for the payment of ordinary administrative expenses of the Audit and Supervisory Committee that are necessary or appropriate in carrying out its duties). An Audit and Supervisory Committee member may note his/her opinion in the audit report if the opinion expressed in his/her audit report is different from the opinion expressed in the audit report issued by our Audit and Supervisory Committee.

Also, we voluntarily established a nominating committee and a remuneration committee in July 2023 to enhance the independence, objectivity and accountability of our board of directors regarding its consideration of the skill map and diversity of directors and the verification and review of the president’s succession plan and the policy for determining the details of remuneration and remuneration of each director (excluding members of the Audit and Supervisory Committee). Our nominating committee and remuneration committee are each comprised of at least three directors, at least two of whom are Audit and Supervisory Committee members that meet the definition of outside director as defined under the Companies Act. According to the committee regulations, the nominating committee must convene at least once a year to assess and provide advice on the competencies of and diversity considerations regarding directors, consider and review the President’s succession plan, as well as provide advice on other related matters. Likewise, the remuneration committee is required to meet at least once a year to assess and provide advice on the policy for determining the individual compensation of directors (excluding those who are members of the Audit and Supervisory Committee) and the content of that compensation, as well as provide advice on other related matters.

We are required to appoint and have appointed an independent registered public accounting firm, who has the statutory duties of examining the financial statements to be submitted to the shareholders by a representative director and preparing its audit report thereon. Deloitte Touche Tohmatsu LLC currently acts as our independent registered public accounting firm. Our corporate officers are appointed by our board of directors and have the primary executive responsibility within their appointed business areas and a duty under our internal regulations to report to the board of directors. We currently have fourteen corporate officers.

We have two types of executive officers: those who serve under a mandate agreement (Entrusted) and those who serve under an employment agreement (Employed) as full-time employees. The executive officers under a mandate agreement assume greater responsibility than those under an employment agreement.

We annually enter into a one-year mandate agreement with each executive officer (Entrusted) serving under this type of contract. In addition to these agreements, the rights and obligations of each executive officer (Entrusted) are governed by applicable laws, our Articles of Incorporation and various internal regulations.

We have liability insurance coverage under a policy, of which SoftBank Group Corp. is the policyholder, that covers our directors, executive officers and senior employees, as well as our directors, executive officers and employees dispatched to other companies (excluding subsidiaries) to serve as directors or officers. This policy is intended to indemnify these individuals against certain liabilities they may incur in the performance of their duties.

Code of Ethics & Business Conduct

Upon listing, we will adopt a Code of Ethics & Business Conduct (the “Code”) applicable to all directors, employees and officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar function). The Code will be available on our website at https://about.paypay.ne.jp/en/ upon listing. We expect that any amendments to the Code, or any waivers of its requirements, will be disclosed on our website to the extent required by applicable SEC and Nasdaq rules. The Code is designed to deter wrongdoing and to promote, among other things, honest and ethical conduct, full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with or submit to the SEC, compliance with applicable laws, internal reporting of violations of the Code and accountability to the Code. The information contained on, or that can be accessed through, our website is not a part of, or incorporated by reference into, this prospectus.

Directors and Executive Officers (Entrusted)

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus.

Name	Position	Date of Birth	Date of appointment as director or executive officer	Date of joining our Company
Ichiro Nakayama	President, Representative Director, CEO and Corporate Officer	September 21, 1969	June 2018	June 2018
Jun Shimba	Director (Part-time)	November 15, 1962	June 2018	June 2018
Takeshi Idezawa	Director (Part-time)	June 9, 1973	June 2023	June 2023
Yoshimitsu Goto	Director (Part-time)	February 15, 1963	June 2019	June 2019
Junichi Miyakawa	Director (Part-time)	December 1, 1965	June 2025	June 2025
Yasuyoshi Karasawa	Independent Outside Director (Part-time), Audit and Supervisory Committee Member	October 27, 1950	June 2023	June 2023
Paul Yonamine	Independent Outside Director (Part-time), Audit and Supervisory Committee Member	August 20, 1957	June 2023	June 2023
Hiroko Kono	Independent Outside Director (Part-time), Audit and Supervisory Committee Member	May 8, 1965	June 2023	June 2023
Hiroto Kaneko	Independent Outside Director (Part-time), Audit and Supervisory Committee Member	February 26, 1957	June 2023	June 2023
Hajime Baba	Executive Vice President, Co-COO and Corporate Officer	September 7, 1965	June 2023	June 2018
Masamichi Yasuda	Executive Vice President, Co-COO and Corporate Officer	August 22, 1960	June 2023	October 2021
Masanori Sode	Managing Corporate Officer, CAO and CHRO	August 27, 1963	June 2023	June 2018
Wataru Kagechika	Managing Corporate Officer and CFO	June 4, 1974	July 2023	January 2022

Note:

(1)	Yasuyoshi Karasawa, Paul Yonamine, Hiroko Kono, and Hiroto Kaneko satisfy the requirements for outside directors under the Companies Act.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers and directors.

Ichiro Nakayama joined our predecessor, Pay Corporation, in June 2018, and has since served as our President, Representative Director, Corporate Officer and Chief Executive Officer. He received his bachelor’s degree in economics from Meiji Gakuin University in 1994, and started his career at International Digital Communication Inc. (currently IDC Frontier Inc.) in April 1994. Mr. Nakayama served in various key positions, including Representative Director and President of IDC Frontier Inc. and Representative Director and Executive Vice President of Ikyu Corporation prior to joining us. He also served as Director of Z Financial Corporation (currently LY Corporation). He concurrently serves as Director of Fukuoka SoftBank HAWKS Corp., Director of PayPay Bank Corporation, and Representative Director of PayPay SC Corporation.

Jun Shimba joined us as our Director in June 2018. He received his bachelor’s degree in business administration from Tokyo Keizai University in 1985, and started his career at SoftBank Corp. (currently SoftBank Group Corp.) in April 1985. Mr. Shimba served in various key positions, including Senior Director and Managing Executive Officer of SoftBank BB Corp. and Director and Senior Managing Executive Officer of SoftBank Mobile Corporation (both currently SoftBank Corp.) prior to joining us. He concurrently serves as President, Representative Director and Chief Executive Officer of SB Payment Service Corp., Representative Director, Executive Vice President & COO of SoftBank Corp., and Director of B Holdings Corporation.

Takeshi Idezawa joined us as our Director in June 2023. He received his bachelor’s degree in political science and economics from Waseda University in 1996 and started his career at Asahi Mutual Life Insurance Company in April 1996. He served various key positions, including President and Representative Director of livedoor Co., Ltd. (currently NHN Techorus Corp.), President, Representative Director and CEO of LINE Corporation (currently A Holdings Corporation), Representative Director of LINE Book Distribution Corporation, Representative Director of LINE Digital Frontier Corporation and Representative Director and Co-CEO of Z Holdings Corporation (currently LY Corporation). He concurrently serves as President and Representative Director and CEO of LY Corporation and President and Representative Director of B Holdings Corporation.

Yoshimitsu Goto joined us as our Director in June 2019. He received his bachelor’s degree in social sciences from Hitotsubashi University in 1987, and he started his career at The Yasuda Trust and Banking Co., Ltd. (currently Mizuho Trust & Banking Co., Ltd.) in April 1987, and joined SoftBank Corp. (currently SoftBank Group Corp.) in June 2000. Mr. Goto served in various key positions, including Director of Vodafone K.K. (currently SoftBank Corp.) and Director of SoftBank Payment Service Corp. (currently SB Payment Service Corp.). He concurrently serves as Representative Director, President, CEO & Acting Owner of Fukuoka SoftBank HAWKS Corp. and Board Director, Corporate Officer, Senior Vice President, CFO, CISO & GCO of SoftBank Group Corp., in addition to serving as an officer or director at several other SoftBank Group companies.

Junichi Miyakawa joined us as our Director in June 2025. He received his bachelor’s degree in Buddhist studies from Hanazono University in 1988, and started his career as the Representative Director and President of KK Momotaro Internet and has served in various key positions with our parent company, including Representative Director & President of DTH Marketing Corp. (currently SoftBank Corp.), and Representative Director & CTO, Technology Unit Head and Technology Strategy Unit Head of SoftBank Corp. prior to joining us. Mr. Miyakawa concurrently serves as the President, Managing Executive Officer and CEO of SoftBank Corp. and Representative Director & Chairman of B Holdings Corporation.

Yasuyoshi Karasawa joined us as our Independent Outside Director and Audit and Supervisory Committee Member in June 2023. He received his bachelor’s degree in economics from Kyoto University in 1975, and he started his career at Sumitomo Marine and Fire Insurance Co., Ltd. (currently Mitsui Sumitomo Insurance Co., Ltd.) in April 1975. He served in various key positions in the company, eventually becoming their Representative Director, President & CEO in April 2010, and also served as the Representative Director and Executive Officer of MS&AD Insurance Group Holdings prior to joining us. Mr. Karasawa concurrently serves as Senior Advisor of Mitsui Sumitomo Insurance Co., Ltd.

Paul Yonamine joined us as our Independent Outside Director and Audit and Supervisory Committee Member in June 2023. He received his bachelor’s degree in science in business administration from the University of San Francisco in 1979, and started his career at Peat, Marwick, Mitchell & Co. (currently KPMG LLP) in June 1979. He served in various key positions, including Managing Partner of KPMG LLP Hawaii, Chairman and CEO of KPMG Global Solutions LLC (currently PwC Advisory LLC), Representative Director, President & CEO of Hitachi Consulting Co., Ltd., Representative Director, President and CEO of IBM Japan, Ltd., Director and Chairman of GCA Corporation, Chairman and CEO of Central Pacific Bank, and Representative Director & Chairman of Central Pacific Financial Corp. Mr. Yonamine concurrently serves as Outside Director of Sumitomo Mitsui Banking Corporation, Outside Director of Seven & i Holdings Co., Ltd. and Chairman Emeritus of Central Pacific Bank.

Hiroko Kono joined us as our Independent Outside Director and Audit and Supervisory Committee Member in June 2023. She received her bachelor’s degree in philosophy from Waseda University in 1989, started her career at Mitsubishi Corporation in April 1989 and joined Capital International Research, Inc. in July 1992 where she worked in its Tokyo Office, Los Angeles Headquarters and Washington, D.C. Office. Ms. Kono also served as Executive Director and Head of Operations of International School of Asia, Karuizawa and Head of Operations of UWC ISAK Japan. She concurrently serves as Senior Executive Coach of COACH A Co., Ltd., Outside Director of Life Corporation, and Outside Director and Audit and Supervisory Committee Member of Satudora Holdings Co., Ltd.

Hiroto Kaneko joined us as our Independent Outside Director and Audit and Supervisory Committee Member in June 2023. He received his bachelor’s degree in economics from Waseda University in 1980, and started his career at Arthur Andersen & Co in Japan (currently KPMG AZSA LLC) in April 1980 as Japanese Certified Public Accountant. Mr. Kaneko served as audit partner of many Japanese global public companies and played various key roles, including the Board Member of KPMG AZSA LLC. He is now running his own CPA office and concurrently serves as Independent non-executive Director as well as Audit and Supervisory Committee Member of Nisshin Seifun Group Inc. and H.I.S. Co., Ltd., respectively.

Hajime Baba joined our predecessor, Pay Corporation, in June 2018 and currently serves as our Vice President, Corporate Officer and Co-Chief Operating Officer. Mr. Baba started his career at Nihon SoftBank (currently SoftBank Group Corp.) in April 1988, and has since served various key positions within the organization, including President and Representative Director of SB Power Corp. and Corporate Officer and Advisor of SoftBank Corp.

Masamichi Yasuda joined us in October 2021 and currently serves as our Vice President, Corporate Officer and Co-Chief Operating Officer. He started his career at The Bank of Tokyo, Ltd. (currently MUFG Bank, Ltd.) in April 1983, and has served various key positions, including US Treasurer and Deputy CFO at Union Bank, Director, CRO and Chief Executive of Global Markets at Mitsubishi UFJ Financial Group, and Deputy President of Mitsubishi UFJ Morgan Stanley Securities., prior to joining us. Mr. Yasuda concurrently serves as Director of PayPay Securities Corporation, Director of Credit Engine, Inc. and Director of PayPay Bank Corporation.

Masanori Sode joined our predecessor, Pay Corporation in June 2018 and currently serves as our Managing Corporate Officer, Chief Administrative Officer and Chief Human Resource Officer. He started his career at The Nippon Credit Bank, Ltd. (currently Aozora Bank, Ltd.) in April 1986, and served in various key positions, including Representative Director of Netrust, Ltd. (currently LY Corporation) and Executive Vice President and Representative Director of The Japan Net Bank, Limited (currently PayPay Bank Corporation). Mr. Sode concurrently serves as Director of PayPay Card Corporation and PayPay India Private Limited, as well as Person Responsible for Execution of Duties for Kioicho First LLC, Kioicho Second LLC and Kioicho Third LLC.

Wataru Kagechika joined us in January 2022 and currently serves as our Managing Corporate Officer and Chief Financial Officer. He started his career at Industrial Bank of Japan (currently Mizuho Bank, Ltd.) in April 1998. Before joining PayPay, he served as Deputy General Manager of the Financial Planning Dept. and Strategic Planning Dept. of Mizuho Financial Group, Inc. He was seconded as a General Manager of Corporate Planning Dept. and IR Office at SoftBank Corp., after Director at Americas Department of Mizuho Bank, Ltd. and Senior IR officer at Mizuho Financial Group, Inc. Mr. Kagechika concurrently serves as Director of PayPay India Private Limited.

Compensation of Directors and Executive Officers

The aggregate compensation, including bonuses, paid to our directors, members of the Audit and Supervisory Committee and executive officers as a group for the year ended March 31, 2025 was ¥637.8 million.

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors is decided by first setting the maximum amount of total compensation for all of our directors who are not members of the Audit and Supervisory Committee and for directors who are members of the Audit and Supervisory Committee in resolutions adopted by our shareholders at a shareholders meeting, respectively. Our representative director authorized by our board of directors then decide on the amount of compensation for each director other than members of the Audit and Supervisory Committee based on our policy regarding the determination of individual compensation established by us with the advice of the remuneration committee, which policy ensures executive compensation is set to be competitive for executives, utilizing external research institution databases for analysis and considering our company’s management status. Compensation consists of fixed remuneration and performance-linked remuneration, with a 50% fixed and 50% performance-linked ratio at target achievement. Individual fixed remuneration amounts are determined considering position and duties. Performance-linked remuneration is calculated with a payout rate ranging from 0% to 150%, depending on our company’s performance and individual results. The amount of compensation for each member of the Audit and Supervisory Committee is decided through discussions among the Audit and Supervisory Committee. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and corporate officers.

On November 30, 2022, we granted certain of our directors and corporate officers stock options under a trust-type stock option plan. On May 31, 2025, we granted certain of our directors and corporate officers stock options under a tax qualified-type stock option plan and a one-yen-exercisable at retirement-type stock option plan. The purpose of these stock option grants is to increase the value of the Company, ensure the successful activity of our current team members, enable us to obtain talented human resources, and finally grow our business by enabling our directors, officers and employees to share in our success and aligning their interests with those of our shareholders. The details of the granted stock options are described in “Stock Options—2nd Series Stock Option—46th Series Stock Option (Trust-type Stock Options),” “Stock Options—47th Series Stock Option (Tax qualified-type Stock Options),” “Stock Options—48th Series Stock Option (Tax qualified-type Stock Options)” and “Stock Options—49th Series Stock Option (One-yen-exercisable at retirement-type Stock Options)” below.

Stock Options

On November 15, 2025, we effected a stock split of one share into 200 shares. Unless otherwise indicated, all numbers of shares underlying stock options and the corresponding exercise prices presented below in this subsection have been retroactively adjusted to reflect the Stock Split.

1st Series Stock Option

On September 30, 2020, we granted One97 Communications Singapore Private Limited, a subsidiary of One97 Communications Limited, stock options to purchase 31,802,400 common shares. The exercise price is ¥500 per share and the expiration date of the options is September 29, 2030. The purchase price of the options was ¥159,012 in total. Subsequently, in December 2024, One97 Communications Singapore Private Limited sold its stock options to purchase 31,802,400 of our common shares to SVF II Piranha (DE) LLC, an investment fund ultimately controlled by SoftBank Group Corp. and a shareholder of ours. On April 4, 2025, SVF II Piranha (DE) LLC exercised the stock options it purchased from One97 Communications Singapore Private Limited and received 31,802,400 common shares.

2nd Series Stock Option–46th Series Stock Option (Trust-type Stock Options)

In August 2022, our shareholders approved a plan to grant stock options to our directors, corporate officers and employees through trust-type stock options. Under this plan, we issued stock options to purchase 11,636,000 common shares on August 29, 2022, which were initially held by a trustee. On December 5, 2022, we granted a portion of those stock options to certain of our directors, corporate officers and employees, whereby the trustee transferred stock options to purchase 4,589,200 common shares to our directors, corporate officers and employees pursuant to a resolution of our board of directors. As of April 30, 2025, the remaining trust-type stock options to purchase 7,046,800 common shares were forfeited and extinguished, and by May 30, 2025, the trust-type stock options to purchase 580,000 common shares that were registered were forfeited and extinguished due to retirement.

For the issuance of the stock options under this plan, funds were entrusted to the trustee by Z Holdings Corporation (currently LY Corporation) and SoftBank Corp., each in equal amounts, based on which the trustee paid the purchase price of the stock options to us. See Notes 29 and 37 to our audited consolidated financial statements included elsewhere in this prospectus.

Transfer of the stock options requires an approval by our board of directors. A stock option holder generally cannot exercise stock options if they are no longer a director, corporate officer or employee of us, except under limited circumstances or as otherwise determined by our board of directors. In addition, a stock option holder generally cannot exercise stock options unless our common shares or depository receipts or other securities representing our common shares are listed on any financial instrument exchanges. Moreover, certain of our stock options cannot be exercised unless the amount of our market capitalization exceeds a certain threshold. The amount of our market capitalization is the product of (a) the number of our outstanding common shares excluding treasury shares we may hold and (b) a price per share that is calculated based on a market price of our common shares or depository receipts or other securities representing our common shares listed on a financial instrument exchange.

Restricted Stock Units

Our Board of Directors approved in October 2025 and an extraordinary general meeting of shareholders approved in November 2025 resolutions to introduce a framework for stock-based compensation in the form of restricted stock units (“RSUs”) for our directors, including separate frameworks for (i) director(s) other than members of the Audit and Supervisory Committee and (ii) members of the Audit and Supervisory Committee.

For director(s) other than members of the Audit and Supervisory Committee, the resolutions approved an annual maximum remuneration limit for RSU-based compensation of up to ¥1.0 billion in value and up to 500,000 shares per fiscal year in the aggregate. For members of the Audit and Supervisory Committee, the resolutions approved an annual maximum remuneration limit for RSU-based compensation of up to ¥500 million in value and up to 250,000 shares per fiscal year in the aggregate.

These resolutions were adopted solely to establish the upper limits and general framework for RSU-based compensation as required under the Companies Act of Japan. At this time, the substantive design and operational details of any RSU program, including grant timing, vesting conditions, performance criteria (if any), individual allocation amounts and other terms, have not been determined. Any such details will be resolved separately by our Board of Directors or through discussions among the Audit and Supervisory Committee members, as applicable. There can be no assurance that RSUs will be granted up to the approved limits, or at all.

The following table summarizes the stock options we have issued under the trust-type stock option plan.

No.	Number of common shares underlying stock options	Exercise price (per share)	Beginning of exercise period	End of exercise period	Minimum of market capitalization to exercise stock options	Purchase price
2nd series	843,000	¥ 1,300	April 1, 2024	March 31, 2033	—	¥106,133,700
3rd series	843,000	¥ 1,300	April 1, 2025	March 31, 2033	—	¥ 95,638,350
4th series	843,000	¥ 1,300	April 1, 2026	March 31, 2033	—	¥ 91,044,000
5th series	843,000	¥ 1,300	April 1, 2027	March 31, 2033	—	¥ 88,009,200
6th series	837,200	¥ 1,300	April 1, 2028	March 31, 2033	—	¥ 84,892,080
7th series	416,000	¥ 1,300	April 1, 2024	March 31, 2033	¥ 3 trillion	¥ 50,211,200
8th series	385,800	¥ 1,300	April 1, 2025	March 31, 2033	¥ 3 trillion	¥ 43,537,530
9th series	385,800	¥ 1,300	April 1, 2026	March 31, 2033	¥ 3 trillion	¥ 41,647,110
10th series	385,800	¥ 1,300	April 1, 2027	March 31, 2033	¥ 3 trillion	¥ 40,277,520
11th series	385,800	¥ 1,300	April 1, 2028	March 31, 2033	¥ 3 trillion	¥ 39,120,120
12th series	359,000	¥ 1,300	April 1, 2024	March 31, 2033	¥ 4 trillion	¥ 39,633,600
13th series	328,400	¥ 1,300	April 1, 2025	March 31, 2033	¥ 4 trillion	¥ 35,598,560
14th series	324,400	¥ 1,300	April 1, 2026	March 31, 2033	¥ 4 trillion	¥ 34,499,940
15th series	308,400	¥ 1,300	April 1, 2027	March 31, 2033	¥ 4 trillion	¥ 32,027,340
16th series	308,400	¥ 1,300	April 1, 2028	March 31, 2033	¥ 4 trillion	¥ 31,179,240
17th series	248,400	¥ 1,300	April 1, 2024	March 31, 2033	¥ 5 trillion	¥ 25,746,660
18th series	248,400	¥ 1,300	April 1, 2025	March 31, 2033	¥ 5 trillion	¥ 25,634,880
19th series	192,400	¥ 1,300	April 1, 2026	March 31, 2033	¥ 5 trillion	¥ 19,778,720
20th series	108,400	¥ 1,300	April 1, 2027	March 31, 2033	¥ 5 trillion	¥ 10,997,180
21st series	108,400	¥ 1,300	April 1, 2028	March 31, 2033	¥ 5 trillion	¥ 10,812,900
22nd series	174,200	¥ 1,300	April 1, 2024	March 31, 2033	¥ 6 trillion	¥ 17,106,440
23rd series	174,200	¥ 1,300	April 1, 2025	March 31, 2033	¥ 6 trillion	¥ 17,054,180
24th series	161,200	¥ 1,300	April 1, 2026	March 31, 2033	¥ 6 trillion	¥ 15,781,480
25th series	161,200	¥ 1,300	April 1, 2027	March 31, 2033	¥ 6 trillion	¥ 15,717,000
26th series	125,200	¥ 1,300	April 1, 2028	March 31, 2033	¥ 6 trillion	¥ 12,094,320
27th series	73,000	¥ 1,300	April 1, 2024	March 31, 2033	¥ 7 trillion	¥ 6,759,800
28th series	73,000	¥ 1,300	April 1, 2025	March 31, 2033	¥ 7 trillion	¥ 6,745,200
29th series	73,000	¥ 1,300	April 1, 2026	March 31, 2033	¥ 7 trillion	¥ 6,748,850
30th series	73,000	¥ 1,300	April 1, 2027	March 31, 2033	¥ 7 trillion	¥ 6,737,900
31st series	73,000	¥ 1,300	April 1, 2028	March 31, 2033	¥ 7 trillion	¥ 6,719,650
32nd series	84,000	¥ 1,300	April 1, 2024	March 31, 2033	¥ 8 trillion	¥ 7,362,600
33rd series	84,000	¥ 1,300	April 1, 2025	March 31, 2033	¥ 8 trillion	¥ 7,337,400
34th series	84,000	¥ 1,300	April 1, 2026	March 31, 2033	¥ 8 trillion	¥ 7,358,400
35th series	80,000	¥ 1,300	April 1, 2027	March 31, 2033	¥ 8 trillion	¥ 7,008,000
36th series	80,000	¥ 1,300	April 1, 2028	March 31, 2033	¥ 8 trillion	¥ 7,016,000
37th series	106,600	¥ 1,300	April 1, 2024	March 31, 2033	¥ 9 trillion	¥ 8,693,230
38th series	106,600	¥ 1,300	April 1, 2025	March 31, 2033	¥ 9 trillion	¥ 8,655,920

No.	Number of common shares underlying stock options	Exercise price (per share)	Beginning of exercise period	End of exercise period	Minimum of market capitalization to exercise stock options	Purchase price
39th series	103,600	¥ 1,300	April 1, 2026	March 31, 2033	¥ 9 trillion	¥ 8,438,220
40th series	103,600	¥ 1,300	April 1, 2027	March 31, 2033	¥ 9 trillion	¥ 8,474,480
41st series	103,600	¥ 1,300	April 1, 2028	March 31, 2033	¥ 9 trillion	¥ 8,484,840
42nd series	167,200	¥ 1,300	April 1, 2024	March 31, 2033	¥ 10 trillion	¥ 12,774,080
43rd series	167,200	¥ 1,300	April 1, 2025	March 31, 2033	¥ 10 trillion	¥ 12,749,000
44th series	167,200	¥ 1,300	April 1, 2026	March 31, 2033	¥ 10 trillion	¥ 12,782,440
45th series	167,200	¥ 1,300	April 1, 2027	March 31, 2033	¥ 10 trillion	¥ 12,916,200
46th series	167,200	¥ 1,300	April 1, 2028	March 31, 2033	¥ 10 trillion	¥ 12,916,200

The table below summarizes the stock options (consisting of 2nd series stock options–46th series stock options) we have granted to our directors and corporate officers under the trust-type stock option plan, as of the date of this prospectus.

Name	Title	Number of Common Shares Underlying Stock Options Granted	Exercise Price (per share)	Grant Date	End of Exercise Period
Ichiro Nakayama	President, Representative Director, CEO and Corporate Officer	*	¥1,300	November 30, 2022	March 31, 2033

Hajime Baba	Executive Vice President, Co-COO and Corporate Officer	*	¥1,300	November 30, 2022	March 31, 2033

Masamichi Yasuda	Executive Vice President, Co-COO and Corporate Officer	*	¥1,300	November 30, 2022	March 31, 2033

Masanori Sode	Managing Corporate Officer, CAO and CHRO	*	¥1,300	November 30, 2022	March 31, 2033

Wataru Kagechika	Managing Corporate Officer and CFO	*	¥1,300	November 30, 2022	March 31, 2033

*We have not disclosed the number of common shares underlying the stock options granted because the common shares beneficially owned by this officer is less than one percent of all common shares.

47th Series Stock Option (Tax qualified-type Stock Options)

In April 2025, our shareholders approved a plan to grant stock options to our directors, corporate officers and employees through tax qualified-type stock options. Under this plan, on May 31, 2025 we granted stock options to purchase 7,625,400 common shares.

48th Series Stock Option (Tax qualified-type Stock Options)

In April 2025, our shareholders approved a plan to grant stock options to our directors, corporate officers through tax qualified-type stock options. Under this plan, on May 31, 2025 we granted stock options to purchase 535,000 common shares.

49th Series Stock Option (One-yen-exercisable at retirement-type Stock Options)

In April 2025, our shareholders approved a plan to grant stock options to our directors, corporate officers through one-yen-exercisable at retirement-type stock options. Under this plan, on May 31, 2025 we granted stock options to purchase 569,000 common shares.

JAPANESE FOREIGN EXCHANGE REGULATIONS

Japanese Foreign Exchange Controls

General

The Foreign Exchange Regulations govern certain aspects, in particular, relating to the acquisition and holding of shares of our common stock by “exchange non-residents” and by “foreign investors” (each as defined below).

“Exchange residents” are defined in the Foreign Exchange Regulations as:

(i)	individuals having domicile or residence within Japan; or

(ii)	corporations whose principal offices are located within Japan.

“Exchange non-residents” are defined in the Foreign Exchange Regulations as any individuals or corporations other than exchange residents.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

“Foreign investors” are defined in the Foreign Exchange Regulations as:

(i)	individuals who are exchange non-residents;

(ii)

corporations or other entities that are organized under the laws of foreign countries or whose principal offices are located outside Japan (excluding partnerships falling within the definition (iv) below);

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within the definition(s) (i) and/or (ii);

(iv)

general partnerships under the Civil Code of Japan (Act No. 89 of 1896, as amended) established to invest in corporations, limited partnerships for investment under the Limited Partnership Act for Investment of Japan (Act No. 90 of 1998, as amended), or any other similar partnerships under the laws of foreign countries, where either (a) 50% or more of the total contributions are made by exchange non-residents or certain other foreign investors prescribed by the Foreign Exchange Regulations or (b) a majority of the general partners who are delegated to execute the business of such general partnerships, general partners of such limited partnerships or other similar partners of the other similar partnerships are exchange non-residents or certain other foreign investors prescribed by the Foreign Exchange Regulations; or

(v)

corporations or other entities where a majority of either (a) directors or other officers (including those who have the same degree or more control over such corporations or such other entities as directors or other officers) or (b) directors or other officers (including those who have the same degree or more control over such corporations or such other entities as directors or other officers) having the power of representation are individuals who are exchange non-residents.

Acquisition of Shares

In general, the acquisition by an exchange non-resident of shares of a Japanese corporation, such as the shares of our common stock, is not subject to any prior filing requirements. However, in the case where such acquisition constitutes an IDI the exchange non-resident may be required to file a prior notification (see “Prior Notification Requirements on Inward Direct Investment in Shares of Non-Listed Corporations” below). Also, in the case where an exchange resident transfers shares of a Japanese corporation, such as the shares of our common stock, for consideration exceeding ¥100 million, to an exchange non-resident, the exchange resident who transfers the shares is required to report the transfer to the Minister of Finance within 20 days after the later of (a) the date of the transfer or (b) the date of payment for the transfer, unless (i) the transfer was made through a bank or financial instruments business operator registered under the FIEA acting as an agent or intermediary or (ii) the transfer constitutes an IDI.

Prior Notification Requirements on Inward Direct Investment in Shares of Non-Listed Corporations

If a foreign investor acquires shares of a Japanese corporation that is not listed on any Japanese stock exchange, such as the shares of our common stock, such acquisition constitutes an IDI. In general, any foreign investor intending to make an IDI in a Japanese corporation that is (whether itself or by any of its subsidiaries or certain related corporations in Japan) engaged in certain business sectors designated under the Foreign Exchange Regulations and the relevant public notice (Shitei-Gyoshu) (in which our business sectors are currently included), or the Designated Business Sectors, must, except where any of certain exemptions apply, file a prior notification of the acquisition with the Ministers.

If such prior notification is filed, the proposed acquisition may not be consummated until 30 days have passed from the date of the filing, although this period may be shortened if the proposed acquisition is determined not to raise concerns from a perspective of national security or certain other factors. On the other hand, if any concerns are recognized in the proposed acquisition from a perspective of national security or certain other factors, the Ministers may extend such period up to five months to ensure there is time for examination. The Ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted by the acquiring foreign investor, they may order the modification or abandonment of such acquisition.

Acquisition of one or more shares of our common stock by a foreign investor from other foreign investor is also subject to similar prior notification requirements. Acquisitions of shares by foreign investors by way of stock split are not subject to the prior notification requirements.

Exemption for Prior Notification Requirements

Under the Foreign Exchange Regulations, any foreign investors, excluding disqualified investors such as those with a record of sanctions for violation of the Foreign Exchange and Foreign Trade Act, state-owned enterprises (except those who are accredited by the authorities), and “Type-A investors,” (as defined below) (except those who are accredited by the authorities) or Eligible Foreign Investors, will be exempted from the prior notification requirements without any upper limit on the number of shares to be acquired or held, on the condition that they comply with the following exemption conditions, or the Common Exemption Conditions, unless the investment intended to be conducted by them constitutes an IDI in a Japanese corporation engaging, or its subsidiaries or certain related corporations in Japan are engaging, in certain types of the Designated Business Sectors designated under the Foreign Exchange Regulations and the relevant public notice as being a substantial threat to national security (Core-Gyoshu) (in which our business sectors are currently included), or the Core Sectors.

Foreign investors falling within either of the following categories are regarded as “Type-A investors”:

(i)	organizations or individuals who have obligations to cooperate with foreign governments, foreign government agencies, foreign local public entities, foreign central banks, or foreign political parties or other political organizations, or collectively, Foreign Governments, in collecting information related to Japan’s national security based on agreements with such Foreign Governments or foreign laws and regulations;

(ii)

organizations controlled by foreign investors falling within the category (i) or by Foreign Governments imposing those obligations on these investors. This control is established through (a) holding 50% or more of the total issued shares or the total voting rights of such organizations, (b) holding class shares that grant the right to veto matters to be resolved at general meetings of shareholders or by the board of directors of such organizations, (c) the appointment of one-third or more of (x) such organizations’ directors or other officers or (y) those having the power of representation, or (d) holding the right to direct such organizations regarding their IDIs or their exercise of voting rights in connection with IDIs; or

(iii)	directors or other officers of organizations falling within the category (i) or (ii).

In general, the “Common Exemption Conditions” are set out in the relevant public notice as follows:

(i)	foreign investors or their related persons are not to become directors of the investee corporation or its certain related corporation;

(ii)

foreign investors will not propose by themselves or through other shareholders to the general meeting of shareholders certain matters such as the transfer or disposition of the investee corporation’s business activities in the Designated Business Sectors; and

(iii)

foreign investors will not access non-public information about the investee corporation’s or its certain related corporation’s technology in relation to business activities in the Designated Business Sectors.

However, Eligible Foreign Investors who intend to invest in a Japanese corporation engaging, or a Japanese corporation which subsidiary or certain related corporation is engaging, in the Core Sectors, which is not listed in Japan, such as us, would not be exempted from the prior notification requirements.

Consent at General Meeting of Shareholders

In addition to the acquisition of shares mentioned above, if a foreign investor who holds one or more voting rights of a Japanese corporation that engages in the Designated Business Sectors intends to consent, at the general meeting of shareholders, to certain proposals having material influence on the management of such corporation, such as (i) election of such foreign investor or its related persons as directors or audit and supervisory board members of the investee corporation or (ii) transfer or discontinuation of its business activities in the Designated Business Sectors, such consent also constitutes an IDI that generally requires the filing of a prior notification with the Ministers; provided, however, that in the case of proposal (ii), the prior notification is required only where such proposal is made by such foreign investor by itself or through other shareholders. In such cases, the exemptions from the prior notification requirements described in “Exemption for Prior Notification Requirements” above are not available.

Post-Investment Reports

Further to the prior notifications, under the Foreign Exchange Regulations, foreign investors conducting IDIs may be required to submit post-investment reports to the Ministers within 45 days after the transaction settlement date, once the IDIs for which prior notifications have been filed are actually made, or even if such IDIs are not subject to the prior notification requirements or are exempted from such requirements.

Acquisitions of shares by foreign investors by way of stock split are not subject to the post-investment report requirements.

Dividends and Proceeds from Sales of Shares

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of our common stock held by exchange non-residents may generally be converted into any foreign currency and repatriated abroad. However, under the Foreign Exchange Regulations, certain procedures may be required for the transfer of funds out of Japan or such transfer of funds may be prohibited, depending on the location of the recipient, the purpose of such fund transfer and other factors.

Acquisition of ADSs, Surrender of ADSs

Regarding the acquisition of ADSs, the Minister of Finance has expressed its view that, provided that it should be judged in accordance with the actual situation on a case-by-case basis, in general, in the case where a Japanese corporation that is not listed on any Japanese stock exchange, such as us, lists depositary receipts issued by a foreign depository bank backed by the shares of such Japanese corporation on any foreign stock exchange, it is considered that, while such a foreign depositary bank needs to submit a prior notification of IDI upon acquiring the shares, non-residents or foreign corporations that acquire such depositary receipts do not need to submit any prior notification of IDI because the foreign depositary bank that will acquire the shares of such Japanese corporation is required to submit a prior notification. However, there is no guarantee that the Minister of Finance will maintain this view in the future. See “Risk Factors—Prior notification under the Foreign Exchange and Foreign Trade Act of Japan may be required in the case of acquisition by foreign investors of our shares.”

Foreign investors that intend to surrender the ADSs and thereby acquire the underlying shares of our common stock will be required to submit a prior notification to the Ministers.

The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of the ADSs, shares of our common stock or voting rights by consulting their own advisors.

REGULATIONS

We are subject to various laws and regulations in Japan, where we primarily conduct our business. These include requirements to obtain governmental approvals for conducting business, as well as laws and regulations such as the Payment Services Act, the Banking Act, the FIEA, the Labor Standards Act (Act No. 49 of 1947, as amended), or the Labor Standards Act, the Ordinance for Enforcement of the Labor Standards Act (Act No. 23 of 1947, as amended), or the Ordinance for Enforcement of the Labor Standards Act, the Money Lending Business Act, the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, the Interest Rate Restriction Act, the Installment Sales Act, the Deposit Insurance Act (Act No. 34 of 1971, as amended), or the Deposit Insurance Act, the Act on Special Measures for Strengthening Financial Functions of Japan (Act No. 128 of 2004, as amended), or the Act on Special Measures for Strengthening Financial Functions of Japan, the Act on Emergency Measures for the Revitalization of the Financial Functions (Act No. 132 of 1998, as amended), or the Act on Emergency Measures for the Revitalization of the Financial Functions, the Act on Limitation on Shareholding by Banks and Other Financial Institutions of Japan (Act No. 131 of 2001, as amended), or the Act on Limitation on Shareholding by Banks and Other Financial Institutions of Japan, the Act on the Provision and the Improvement of the Environment of Financial Services (Act No. 101 of 2000, as amended), or the Act on the Provision and the Improvement of the Environment of Financial Services, the Act on the Promotion of Ensuring National Security Through Integrated Implementation of Economic Measures (Act No. 43 of 2022, as amended), or the Act on the Promotion of Ensuring National Security Through Integrated Implementation of Economic Measures, the Foreign Exchange and Foreign Trade Act, the Act on Prevention of Transfer of Criminal Proceeds, the Act on the Protection of Personal Information and the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade. Below are summaries of key Japanese regulations applicable to our business.

PayPay Corporation

Payment Services Act

Regulations on Prepaid Payment Instruments

In Japan, the Payment Services Act regulates issuers of prepaid payment instruments, such as prepaid cards and e-money. Issuers of prepaid payment instruments must register with the Director of the relevant Local Finance Bureau if the prepaid payment instruments can be used to purchase goods or services that are offered not only by the issuer or its closely related parties, including its subsidiaries, but also by third parties. Since PayPay Corporation offers PayPay Money Lite, a non-refundable type of PayPay Balance, which qualifies as a prepaid payment instrument and can be used to purchase goods and services offered by third parties, PayPay Corporation has registered with the Director of the Kanto Local Finance Bureau and must comply with certain regulations under the Payment Services Act. Such regulations include: (i) an obligation to deposit an amount not less than 50% of the total unused balance arising from all issued prepaid payment instruments, which corresponds to the balance of PayPay Money Lite, as of the relevant reference date (March 31 and September 30 every year) (the “Unused Balance as of the Reference Date”); if the Unused Balance as of the Reference Date is more than JPY 10 million, then the deposit must be made within two months after the date immediately following the reference date, or issuers of prepaid payment instruments must enter into certain guarantee or trust agreements with a financial institution or a trust company to provide the security deposits when required under the Payment Services Act and such agreements must be notified to the Director of the relevant Local Finance Bureau; (ii) an obligation to refund the outstanding balance of prepaid payment instruments if certain events specified under the Payment Services Act, including discontinuation of all or part of the business of issuing prepaid payment instruments, occur; (iii) general restrictions on refunds except for the mandatory refund described in the foregoing item (ii); and (iv) an obligation to secure any private information obtained in connection with prepaid payment instruments. The Director of the Kanto Local Finance Bureau is authorized to issue a business improvement or suspension order, or cancel PayPay Corporation’s registration, if PayPay Corporation fails to comply with these regulations. PayPay Corporation may also be subject to criminal sanctions if it fails to fulfill certain obligations under the Payment Services Act.

In addition, the Payment Services Act regulates issuers of high-value, electronically transferable prepaid payment instrument. These instruments are designed to be transferred by electronic means, exceeding a certain amount either at one time or over the course of a month. Since PayPay Money Lite (High Amount) falls within the definition of a high-value, electronically transferable prepaid payment instrument, PayPay Corporation is required to (i) submit a business implementation plan that states certain matters, such as measures to protect users of PayPay Money Lite (High Amount), and ensure the sound and appropriate management of the business of issuing PayPay Money Lite (High Amount) to the Director of the Kanto Local Finance Bureau, and (ii) conduct the necessary identification procedures for users of PayPay Money Lite (High Amount) as required under the Act on Prevention of Transfer of Criminal Proceeds as described below.

Regulations on Funds Transfer Services

The Payment Services Act also regulates funds transfer service providers. A “funds transfer service” is the business of transferring funds carried out by persons other than banks and other deposit-taking institutions. Under the Payment Services Act, funds transfer services are, in general, classified into three types, one of which is a type II funds transfer service, which permits the transfer of JPY 1 million or less and requires registration with the Director of the relevant Local Finance Bureau. Since PayPay Corporation offers PayPay Money, a refundable type of PayPay Balance deposited by users, which falls within the definition of a type II funds transfer service, PayPay Corporation has registered with the Director of the Kanto Local Finance Bureau as a type II funds transfer service provider and must comply with certain regulations under the Payment Services Act. Under these regulations, type II funds transfer service providers are obligated to deposit a specific amount (the “Deposit”) (the calculation of which is described below), and the Deposit must be made within three business days after the end of a period designated as a week or shorter by the funds transfer service provider, or type II funds transfer service providers must enter into certain guarantee or trust agreements with a financial institution or a trust company to provide the Deposits when required under the Payment Services Act and such agreements must be notified to the Director of the relevant Local Finance Bureau. The amount of Deposit is the higher of (i) JPY 5 million and (ii) the amount calculated based on the sum of (a) the amount of outstanding obligations pertaining to funds transfer transactions borne by the funds transfer service provider and (b) the expenses associated with the exercise of rights as creditors of fund transfer service.

In addition, type II funds transfer service providers are obligated to take necessary measures for the safe management of information related to funds transfer services, or provide explanations to prevent users from mistaking these services for exchange transactions conducted by banks.

The Director of the Kanto Local Finance Bureau is authorized to issue a business improvement or suspension order, or cancel PayPay Corporation’s registration, if PayPay Corporation fails to comply with these regulations. PayPay Corporation may be also subject to criminal sanctions if it fails to comply with certain obligations as a funds transfer service provider.

Banking Act

Regulations on Electronic Payment Services

The Banking Act regulates electronic payment services. “Electronic payment services” is the business of performing any of the following activities using an electronic data processing system as entrusted by a depositor that has opened an account for deposits with a bank: (i) receiving instructions to execute funds transfer transactions for transferring funds in the depositor’s account and providing such instructions to the bank; or (ii) acquiring information on the depositor’s account from the bank and providing it to the depositor. Electronic payment service providers must: (a) register with the Director of the relevant Local Finance Bureau; (b) enter into a contract with the bank for electronic payment services, stipulating, among other things, the allocation of liability with the bank for any losses or damages incurred by users arising from electronic payment services; (c) conduct electronic payment services pertaining to that bank in accordance with the contract; and (d) disclose certain information contained in the above contract from among the conditions of that contract using the internet or by any other means. PayPay Corporation, which acquires information on user accounts from PayPay Bank Corporation and provides it to those users, has registered with the Director of the Kanto Local Finance Bureau as an electronic payment service provider.

The Director of the Kanto Local Finance Bureau is authorized to issue a business improvement or suspension order, or cancel PayPay Corporation’s registration, if PayPay Corporation fails to comply with these regulations.

Regulations on Bank Agency Services

The Banking Act regulates bank agency services. “Bank agency services” is the business of acting as an agent or intermediary for a bank to enter into a contract for: (i) the acceptance of deposits, installment savings, etc.; (ii) the lending of funds or the discounting of bills and notes; or (iii) funds transfer transactions. The bank agent must obtain a license from the Director of the relevant Local Finance Bureau. PayPay Corporation, which acts as an intermediary to enter into contracts for the acceptance of yen ordinary deposits, foreign currency ordinary deposits, the lending of yen funds, and funds transfer transactions with PayPay Bank Corporation as its principal bank, has obtained a license from the Director of the Kanto Local Finance Bureau. The Director is authorized to issue a business improvement or suspension order, or cancel PayPay Corporation’s license, if PayPay Corporation fails to comply with the regulations applicable to bank agents under the Banking Act.

The FIEA

Regulations on Financial Instruments Intermediary Services

The FIEA regulates financial instruments intermediary services. “Financial instruments intermediary services” are services that fall under any of the following acts, which are provided for and under entrustment from financial instruments business operators or registered financial institutions: (i) intermediation for the purchase or sale of securities; (ii) intermediation for the purchase or sale of securities or market derivatives transactions on domestic or foreign financial instruments exchange markets; (iii) the handling of public offerings or secondary distributions of securities, or the handling of a private placement of securities or solicitation for selling, etc. only for professional investors; or (iv) intermediation for the conclusion of investment advisory or discretionary investment contracts. Financial instruments intermediary service providers must register with the Director of the relevant Local Finance Bureau. PayPay Corporation provides various intermediary services, including the opening of PayPay Securities accounts, through its PayPay mini-app. Therefore, PayPay Corporation has registered with the Director of the Kanto Local Finance Bureau as an intermediary with PayPay Securities Corporation as its entrusting financial instruments business operator.

The Director of the Kanto Local Finance Bureau is authorized to issue a business suspension order, or cancel PayPay Corporation’s registration, if PayPay Corporation fails to comply with the regulations applicable to financial instruments intermediary services under the FIEA.

Ordinance for Enforcement of the Labor Standards Act

Regulations on Payroll Services

Under the Labor Standards Act, wages must, in principle, be paid in cash. However, with the consent of the employee, an employer may pay wages by transferring funds to the employee’s account with a funds transfer service provider designated by the Minister of Health, Labour and Welfare (the “Designated Funds Transfer Service Provider”). PayPay Corporation has been designated by the Minister of Health, Labour and Welfare and provides PayPay Payroll service.

To be designated by the Minister of Health, Labour and Welfare, a funds transfer service provider must, among other things, meet the following requirements:

(i)

Setting the maximum wages that can be received in an employee-designated account at JPY 1 million or less. If the balance exceeds JPY 1 million, the excess must be transferred to another account designated by the employee within the same day, taking measures to ensure that the balance in the employee-designated account remains at or below JPY 1 million.

(ii)

Establishing a system to reimburse employees for the full amount of any debt (including amounts other than wages) related to the balance of the employee-designated account in a timely manner (within six business days of the employee filing a claim with the Designated Funds Transfer Service Provider or guarantee institution following the bankruptcy filing) if a filing is made for commencement of bankruptcy proceedings for the Designated Funds Transfer Service Provider or if the Designated Funds Transfer Service Provider becomes unable to fulfill its obligations related to funds transfer transactions.

(iii)

Implementing a mechanism to compensate employees for any losses resulting from unauthorized use of the balance in the employee-designated account contrary to the employees’ intent or from other causes not attributable to the employees.

(iv)

Taking measures to ensure that the debt related to the employee-designated account can be fulfilled for at least 10 years from the date of the last funds transfer related to the account, unless there are exceptional circumstances.

(v)	Taking measures to enable funds transfers to the employee-designated account, including wage payments, to be made in increments of one yen.

(vi)

Establishing a system to enable employees to withdraw the balance of their employee-designated accounts in increments of one yen through ATMs or other means and to enable employees to make such withdrawal by such method without bearing any fees or other charges at least once a month.

(vii)

Establishing a system to report to the Minister of Health, Labour and Welfare on the status of operations related to wage payments and the financial condition, including businesses other than funds transfer services, regularly or upon request.

(viii)	Possessing the technical capability to properly and reliably perform operations related to wage payments and having sufficient social credibility.

The Minister of Health, Labour and Welfare is authorized to cancel PayPay Corporation’s designation if PayPay Corporation fails to meet these requirements.

PayPay Card Corporation

The Money Lending Business Act

In Japan, the Money Lending Business Act regulates the business of lending money or acting as an intermediary for the lending or borrowing of money on a regular basis (the “money lending business”). A money lending business provider must register with the Director of the relevant Local Finance Bureau or the relevant prefectural governor. Because PayPay Card Corporation extends cash advances to cardholders, PayPay Card Corporation has registered with the Director of the Kanto Local Finance Bureau. Under the Money Lending Business Act, PayPay Card Corporation is supervised by the FSA, which has the authority to review the operation of PayPay Card Corporation and inspect its records to monitor compliance. The Director of the Kanto Local Finance Bureau has the authority under the Money Lending Business Act to issue a business improvement order when it deems it necessary to do so, and, upon PayPay Card Corporation’s substantial non-compliance with the Money Lending Business Act or a failure to comply with certain administrative orders, to suspend its money lending business and cancel its registration as a money lending business provider.

In respect of the money lending business of PayPay Card Corporation, the Money Lending Business Act requires it to provide borrowers (and any guarantor) with a written or electronic notice of: (a) the terms and conditions of the loan at the time of, or promptly after, execution of the loan agreement or any guarantee agreement; and (b) the amounts received from a borrower for repayment and the respective amounts of the principal and the interest which were repaid by the amounts received as well as the borrower’s remaining balance at the time of, or immediately after each repayment.

Prior to extending a loan, a money lending business provider is required to investigate the ability of borrowers to repay the loan. In granting a loan to an individual borrower, a money lending business provider is required to use credit information (shinyou jouhou) available from a designated credit bureau (shitei shinyou jouhou kikan) in conducting the above-mentioned investigation. A money lending business provider is generally not permitted to extend a loan to an individual borrower if the aggregate outstanding amount of the borrower’s loans from all money lending business providers, after the extension of the loan, will exceed one-third of the borrower’s annual income.

Regulation on Interest Rate

In Japan, the Interest Rate Restriction Act and the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates regulate the imposition of interest on a loan. Thus, the interest charged for cash advances extended by PayPay Card Corporation is regulated under these acts. Both acts set limits on the maximum interest rates permissible on loans. Any loan agreement with an interest rate exceeding the statutory limits under the Interest Rate Restriction Act is void with respect to the portion of any interest in excess of such limits, without any exemption. In addition, a money lending business provider, who has concluded a loan agreement at more than 20% interest rate, may be subject to criminal penalty under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates.

The Installment Sales Act

In Japan, the Installment Sales Act regulates the intermediation of comprehensive credit purchases, such as a credit card business. A comprehensive credit purchase intermediary must register with the Director of the relevant Bureau of Economy, Trade and Industry. Because PayPay Card Corporation offers credit payment services, PayPay Card Corporation has registered with the Director of the Kyushu Bureau of Economic, Trade and Industry as a comprehensive credit purchase intermediary. To maintain its registration, PayPay Card Corporation must continue to meet certain requirements, including a capital requirement of having a capital amount of ¥20 million or more. Under the Installment Sales Act, there are no regulations on the amount of fees for the intermediation of credit purchases, including any maximum limit, but the METI requires credit purchases intermediaries to set a fee rate within the maximum interest rates specified under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates. Under the Installment Sales Act, PayPay Card Corporation is supervised by the METI and the Director of the Kyushu Bureau of Economy, Trade and Industry, which have the authority to issue a business improvement order if it deems that PayPay Card Corporation has violated the Installment Sales Act and to suspend its credit payment services and cancel the registration of PayPay Card Corporation as a comprehensive credit purchase intermediary under certain circumstances set forth in the Installment Sales Act.

Regulations on Intermediation of Comprehensive Credit Purchases

Under the Installment Sales Act, before delivering a credit card to an individual customer or increasing the credit limit of a credit card of an individual customer in respect of the intermediation of comprehensive credit purchases, a registered comprehensive credit purchase intermediary must investigate the individual customer’s payment capacity by reviewing certain matters as specified under the Ordinance for Enforcement of the Installment Sales Act (the “Enforcement Ordinance”). These include the individual customer’s annual income, bank deposits, payment status of debts involving the intermediation of credit purchases, etc. (the “Customer Information”), using specified credit information (tokutei shinyou jouhou) available from a designated credit bureau (shitei shinyou jouhou kikan). A registered comprehensive credit purchase intermediary is generally prohibited from delivering a credit card or increasing a credit limit if the credit limit of the credit card to be delivered or the credit limit after the increase exceeds a certain amount calculated based on the Customer Information.

Regulations on Credit Card Number, etc. Handling Contractors

In addition, the Installment Sales Act regulates persons who enter into contracts with merchants involving the handling of credit card number, etc. Because PayPay Corporation and PayPay Card Corporation have entered into such contracts with merchants, PayPay Corporation has registered with and is supervised by the Director of the Kanto Bureau of Economy, Trade and Industry and PayPay Card Corporation has registered with and is supervised by the Director of the Kyushu Bureau of Economy, Trade and Industry as a credit card number, etc. handling contractor. A credit card number, etc. handling contractor is required to investigate merchants on certain matters specified in the Enforcement Ordinance as necessary to prevent the unauthorized use of credit card numbers, etc. by the merchants prior to entering into the contracts involving the handling of credit card number, etc. with them, and is prohibited from entering into any such contract if it is found that the merchant’s management of credit card numbers, etc. may be inappropriate. A credit card number, etc. handling contractor is also required to investigate merchants periodically and as necessary, and to take necessary measures to prevent the unauthorized use of credit card numbers, etc. by merchants, including the cancellation of contracts with the merchants involving the handling of credit card number, etc.

PayPay Bank Corporation

Supervision of Banks in Japan

Financial Services Agency

Although the Prime Minister has supervisory authority over banks and bank’s major shareholders in Japan, except for matters prescribed by cabinet order, this authority is generally entrusted to the Commissioner of the FSA.

Under the Banking Act, the Prime Minister’s authority over banks and bank’s major shareholders in Japan extends to various areas, including granting and cancellation of licenses, ordering banks to suspend business in whole or in part, requiring submission of business reports or materials regarding banks and approval and cancellation of approval, ordering bank’s major shareholders to ensure compliance with certain criteria and requiring submission of business reports or materials regarding bank’s major shareholders.

Under the prompt corrective action system, the Commissioner of the FSA may take corrective actions in the case of deterioration of the capital adequacy ratios of banks and their subsidiaries and affiliates. These actions include requiring a bank to formulate and implement reform measures, requiring a bank to reduce assets or take other specific actions and ordering a bank to suspend all or part of its business operations.

Under the prompt warning system, the FSA may take precautionary measures to maintain and promote the sound operations of banks, even before those banks become subject to the prompt corrective action. These measures include requiring a bank to improve its sustainable profitability, credit risk management, stability and cash flow.

The Bank of Japan

The BOJ is Japan’s central bank and serves as the main instrument for the execution of Japan’s monetary policy. The principal measures by which the BOJ implements monetary policy include adjustment of the basic discount rate and basic loan rate, open market operations and imposition of deposit reserve requirements. Banks in Japan are allowed to obtain borrowings from the BOJ. Moreover, most banks in Japan maintain current accounts under agreements with the BOJ pursuant to which the BOJ is entitled to carry out examinations of the banks. The functions of examinations by the BOJ are intended to enable settlement of funds to be smooth among banks and other financial institutions, thereby contributing to the maintenance of an orderly financial system, whereas the supervisory authority of the Prime Minister or the Commissioner of the FSA is intended to maintain the sound operations of banks and promote the security of depositors.

Licensing and Authorization

Under the Banking Act, obtaining a license from the Prime Minister is required in order to engage in banking activities such as (i) acceptance of deposits or installment savings, as well as the lending of funds or the discounting of bills and notes and (ii) dealing in funds transfer transactions. Since PayPay Bank Corporation engages in activities such as accepting deposits or time deposits, lending funds or discounting bills, conducting foreign exchange transactions, and offering online betting services for public competitions, it obtained a banking license from the Financial Reconstruction Commission before its merger with the FSA on September 26, 2000.

Under the FIEA, a financial institution must be registered with the Director of the relevant Local Finance Bureau to engage in any of the (i) brokerage with written orders, (ii) securities business related to government bonds, etc., (iii) mutual fund business, (iv) a business related to foreign securities that have the characteristics of government bonds, (v) Business related to other securities on a regular basis, or if it seeks to provide investment advisory and agency business or engage in securities, etc. management. Since PayPay Bank Corporation conducts over-the-counter derivative transactions, it is registered as a financial institution.

Certain Restrictions and Regulations under the Banking Act

As a Japanese banking institution, PayPay Bank Corporation is subject to restrictions and regulations under the Banking Act on various aspects of our banking business, including restrictions on the scope of PayPay Bank Corporation’s business, PayPay Bank Corporation’s shareholdings of other companies, corporate restructuring and credit limits, and capital adequacy ratio requirements. Certain of the provisions of and regulations under the Banking Act are briefly described below.

Restrictions on Scope of Business

Under the Banking Act, banks in Japan are permitted to engage only in the business of acceptance of deposits or installment savings, loans of funds or discounting of bills, and exchange transactions (such businesses are referred to as the “Primary Business”), certain businesses incidental to the Primary Business (such businesses other than the Primary Business are referred to as the “Incidental Business”), and certain other businesses permitted under the Banking Act and other acts.

Restrictions on Scope of Business of Subsidiaries

The Banking Act restricts the types of businesses in which Japanese banks may engage through their subsidiaries to, among other things, banking businesses, certain securities businesses and certain financial-related and other Incidental Businesses, with the prior authorization of, or prior notice to, the Commissioner of the FSA. The FSA requires the similar restrictions for (i) a company in which another company holds the majority of voting rights, in addition to a domestic company in which a bank or its subsidiary holds more than 5% of the voting rights in aggregate, (ii) a substance standard subsidiaries and (iii) a related company under the Companies Act and accounting through non-legally binding guidelines.

Restrictions on Shareholdings of Other Companies

With the exception of certain companies that banks are permitted to hold as subsidiaries as described under “—Restrictions on Scope of Business of Subsidiaries” above, the Banking Act generally prohibits a bank and/or its subsidiaries from acquiring or holding in the aggregate more than 5% of the total voting rights of all shareholders of another domestic company. Similarly, the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade generally prohibits a bank from acquiring or holding more than 5% of the total voting rights of all shareholders of another domestic company without obtaining prior authorization of the Fair Trade Commission, pursuant to standards established by the Fair Trade Commission.

Corporate Restructuring

Under the Banking Act, if PayPay Bank Corporation engage in the following acts without obtaining prior authorization from the Commissioner of the FSA, with certain exceptions, such acts will not be effective:

•	any merger involving a bank as a party where the surviving company or the company established by the merger is a bank;

•	any corporate split to which a bank is a party; or

•	a transfer or acquisition of all or part of a business to which a bank is a party.

Credit Limits

The Banking Act restricts the aggregate amount of loans to any single customer or customer group for the purposes of avoiding excessive concentration of credit risks and promoting the fair and extensive utilization of bank credit. The current limits are 25% of the total qualifying capital of the bank and its subsidiaries, including subsidiaries whose decision making organization, organization which determines policies of finance and operation or business, is controlled by the bank and/or its subsidiaries, with respect to a single customer or customer group.

Matters Required to be Reported

The Banking Act provides for matters required to be reported to the Commissioner of the FSA, which include the following:

•	planned issuance of stock acquisition rights or bonds with stock acquisition rights;

•	planned early redemption of bonds with stock acquisition rights;

•	planned repurchase of shares;

•	planned increase of the amount of stated capital; and

•	implementation of the matters for which a bank had obtained authorization pursuant to the Banking Act.

Restrictions Applicable to Shareholders of Banks

Under the Banking Act, a holding company which intends to hold a bank as its subsidiary is required to obtain prior approval of the Commissioner of the FSA. Such a holding company which has obtained such approval is, as a bank holding company under the Banking Act, subject to restrictions and regulations on various aspects of its banking business, including restrictions on the scope of businesses of the bank holding company and its subsidiaries, the shareholdings of other companies by the bank holding company’s group, corporate restructuring activities, credit limits on the bank holding company’s group, and consolidated capital adequacy ratio requirements, as well as the supervisory authority of the Prime Minister (which is generally entrusted to the Commissioner of the FSA, similar to its supervisory authority over banks).

Under the Banking Act, a person who intends to hold 20% (in certain cases, 15%) or more of the voting rights of a bank is required to obtain prior approval of the Commissioner of the FSA. In addition, the Commissioner of the FSA may request reports or submission of materials from, or inspect, any principal shareholder who holds 20% (in certain cases, 15%) or more of the voting rights of a bank, if necessary in order to secure the sound and appropriate operation of the business of such bank. The Commissioner of the FSA may order such principal shareholder to take such measures as it deems necessary. Also, the Commissioner of the FSA may request any principal shareholder who holds 50% or more of the voting rights of a bank to submit an improvement plan if necessary in order to ensure the sound and appropriate management of a bank and order such principal shareholder to take the measures necessary to ensure such sound and appropriate management of a bank as it deems necessary.

Furthermore, under the Banking Act, any person who becomes a holder of more than 5% of the voting rights of a bank must report its ownership of voting rights to the Commissioner of the FSA or the Director of the relevant Local Finance Bureau, as the case may be, within five business days. In addition, a similar report must be made in respect of any subsequent change of 1% or more in any previously reported holding or any change in material matters set forth in reports previously filed, with some exceptions.

Capital Adequacy Ratios

Overview

The FSA has taken actions to implement new capital adequacy ratio requirements in accordance with the approach adopted in Basel III. Following the amendments to the capital adequacy ratio requirements applicable only to international standard banks (i.e., banks with international operations) (which came into effect in March 2013 with certain transitional measures), the FSA further enacted certain amendments to the capital adequacy ratio requirements applicable to domestic standard banks (i.e., banks with no international operations), including us, with the aim of improving quality of their capital. As a result of these amendments, regulatory capital used in calculating the capital adequacy ratio of domestic standard banks under Basel III is basically limited to common stock and preferred stock that is mandatorily convertible into common stock, while other preferred securities and subordinated debt are excluded. In addition, the amendments in order to implement the finalized capital adequacy ratio requirements under Basel III including with respect to credit risks, credit valuation adjustment (CVA) risks, market risks and operational risks have been applied from March 31, 2024 in respect of international standard banks and domestic standard banks which use internal models to calculate the amount of risk, and have been applied from March 31, 2025 in respect of other domestic standard banks including PayPay Bank Corporation (in both cases, banks that have notified the FSA that they wish to apply finalized Basel III standards earlier have applied the amendments from March 31, 2023 at the earliest).

Capital Adequacy Ratio Requirements for Domestic Standard Banks

Under the current capital adequacy ratio requirements for domestic standard banks, including PayPay Bank Corporation, the FSA requires a minimum capital adequacy ratio of 4.0% on both a consolidated and a non-consolidated basis for banks, which is calculated by dividing the amount of Core Capital (as defined below) by the amount of risk-weighted assets.

Core Capital is generally defined as the sum of the amount of common stock and retained earnings, which have high loss-absorbing capacity, and preferred stock that is mandatorily convertible into common stock, general reserve for possible loan losses (up to an amount not more than 1.25% of credit risk-weighted assets) and certain other items, less the amount of adjustment items including certain deferred tax assets.

The amount of risk-weighted assets is calculated as the sum of credit risk-weighted assets (the amounts of the relevant assets multiplied by risk weights applicable thereto), an amount calculated by dividing the market risk (the amount of risk of loss due to market fluctuations, such as fluctuations in interest rates, stock prices and currency rates) by 8% and an amount calculated by dividing the operational risk (the amount of risk of loss due to various accidents, such as operational accidents, internal operating system troubles, fraudulent activities and troubles arising from external factors) by 8%. We have, however, adopted special exemptions for market risk amount under which we have not included the amount calculated by dividing the market risk by 8% in our risk-weighted assets.

The amended capital adequacy ratio requirements for domestic standard banks are being phased-in over a transitional period, which began on March 31, 2014, or the Applicable Date. Depending on the matters subject to the transitional arrangements, transitional periods were established. The first period ended in 2019, and other periods ended in 2024 and will end in 2029, respectively.

Leverage Ratio

To prevent the occurrence of deleveraging and of resulting damage to the broader financial system and economy and to reinforce the risk based capital adequacy ratio requirements, the Basel Committee introduced the non-risk based leverage ratio requirements in the Basel III framework in December 2010. The text of the leverage ratio has been revised several times, including in June 2013, January 2014 and December 2017.

Under the revised text of the leverage ratio, leverage ratio is defined as the ratio of the capital measure to the exposure measure. In Japan, the relevant FSA regulations have been promulgated to require international standard banks to publicly disclose their consolidated and non-consolidated leverage ratios from March 31, 2015. Furthermore, international standard banks have been required to maintain a leverage ratio of at least 3% on both a consolidated basis and a non-consolidated basis from March 31, 2019. The FSA implemented G-SIB surcharge from March 31, 2023 in respect of international standard banks and amended the leverage ratio requirements under the Basel III finalization framework, which have been applied to international standard banks from March 31, 2024 (banks that have notified the FSA that they wish to apply finalized Basel III standards earlier have applied the amendments from March 31, 2023 at the earliest). The FSA raised the minimum leverage ratio to 3.15% from April 1, 2024.

Although, as of the date of this prospectus, specific regulations in respect of the leverage ratio applicable to Japanese domestic standard banks, including PayPay Bank Corporation, have yet to be issued in Japan, the FSA may introduce such regulations in the future.

Liquidity

The Basel III framework is aimed at strengthening global liquidity regulations. In December 2010, the Basel Committee announced the liquidity portion of the Basel III framework. This framework is intended to set out requirements for holding more qualified capital and better risk coverage, and it introduced two global liquidity standards.

The first of the two new global liquidity standards is the Liquidity Coverage Ratio, or the LCR, intended to promote short-term resilience in the liquidity risk profile of banks by ensuring that they have sufficient high-quality liquid assets to survive a significant stress scenario lasting 30 calendar days. The second is the Net Stable Funding Ratio, or the NSFR, which has been developed to ensure a sustainable structure of assets and liabilities, taking into account their maturities, with the goal of promoting resilience over longer time horizon by creating additional incentives for banks to secure funds from more stable sources of funding on an ongoing basis.

The Basel Committee revised the text of the LCR and NSFR in January 2013 and October 2014, respectively, which provide the framework to require banks to maintain minimum LCR and NSFR of 100%, which is the minimum requirement in normal conditions.

In Japan, the LCR requirements applicable to international standard banks were introduced on March 31, 2015 and was fully implemented on January 1, 2019. The NSFR requirements applicable to international standard banks were also introduced on September 30, 2021. With respect to sound management of liquidity, international standard banks are required to (i) disclose quantitative information regarding the LCR and NSFR on a quarterly basis, (ii) disclose qualitative information regarding the NCR and NSFR on a semi-annual basis and (iii) disclose matters relating to management of liquidity risk annually, as well as maintain minimum LCR and NSFR of 100%.

Although, as of the date of this prospectus, specific regulations in respect of the LCR or the NSFR applicable to Japanese domestic standard banks, including PayPay Bank Corporation, have yet to be issued in Japan, the FSA may introduce such regulations in the future.

Duty to provide information

In relation to acceptance of deposits or installment savings, a bank is required to provide depositors with the information by clearly indicating interest rates for principal deposits, fees pertaining to handling the deposits and deposits which are subject to receive payment of insurance as prescribed in Article 53 of the Deposit Insurance Act, explaining corresponding to a request of depositor by using a document stating, among others, name of financial instruments, scope of persons subject to acceptance, period of deposit, minimum amount of deposit, unit of deposit method of payment, matters concerning interest and fees. In addition, if a bank concludes an agreement regarding deposits or installments savings that may incur losses on their principal due to fluctuations related to the indicators, such a bank must comply with the regulation under the Financial Instruments and Exchange Act such as (i) advertising restrictions, (ii) obligations to provide written documents prior to contract conclusion, (iii) obligations to provide written documents at the time of contract conclusion, (iv) prohibitions on compensation for losses, and (v) the principle of suitability.

As part of its information management system for customer-related data, banks are required to implement necessary and appropriate measures to secure information pertaining to individual customers. This includes supervising employees and third parties to whom the handling of such information is outsourced, in order to prevent any leakage, loss, or damage. In the event of any leakage, loss, or damage, or if there is a risk of such an event, a bank must promptly report the incident to the Commissioner of the FSA etc. and take other appropriate actions.

Inspection and Examination of Banks

The Banking Act authorizes the Commissioner of the Director of the relevant Local Finance Bureau (the Commissioner of the FSA shall not be prevented from conducting inspections) to inspect banks in Japan at any time. The FSA inspects the soundness and appropriateness of banks’ operations, including the status and performance of their control systems for business activities, by inspecting evaluations performed by banks’ self-assessment systems, and reviewing their compliance with laws and regulations. The inspections of banks are performed pursuant to “the approach and procedures for the inspection and supervision of loans after the abolition of the Manual” published on December 18, 2019.

Currently, the FSA takes the “better regulation” approach in its financial regulation and supervision in pursuit of improvement of the quality of financial regulation and supervision. This consists of four pillars: optimal combination of rules-based and principles-based supervisory approaches; timely recognition of priority issues and effective response; encouraging voluntary efforts by financial institutions and placing greater emphasis on providing them with incentives; and improving the transparency and predictability of regulatory actions.

The BOJ also conducts examinations of banks separated from the inspection of banks undertaken by the FSA. The examinations involve reviewing actual conditions of operation and risk management systems. Through these examinations, the BOJ seeks to identify problems at an early stage and give corrective guidance where necessary.

In addition, the Securities and Exchange Surveillance Commission examines banks in connection with their financial instruments business activities in accordance with the FIEA.

Deposit Insurance Act

Under the Deposit Insurance Act of Japan, or the Deposit Insurance Act, depositors are protected through the Deposit Insurance Corporation of Japan, or the DIC, in cases where financial institutions fail to fulfill their obligations. The DIC is supervised by the Commissioner of the FSA and the Minister of Finance.

The DIC receives annual insurance premiums from insured financial institutions. For the year ending March 31, 2026, a premium rate of 0.022% for the deposits that bear no interest and are used primarily for payment which were raised from the rates applicable for the year ended March 31, 2025 of 0.021% and settlement purposes and a premium rate of 0.014% for other ordinary deposits will be applied.

The insurance money may be paid out to depositors in the case of a suspension of deposit repayments, license revocation, dissolution or bankruptcy of a financial institution. For each depositor, pay-outs are generally limited to a maximum of ¥10 million of principal amount covered by the deposit insurance with any interest accrued thereon. Only non-interest bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions are protected in full.

Participation in the deposit insurance system is compulsory for city banks, regional banks, trust banks, shinkin banks and credit co-operatives, labor banks and other financial institutions.

Governmental Measures to Treat Troubled Institutions

General Framework of Resolution Procedure

The basic method of resolution for a failed financial institution under the Deposit Insurance Act is cessation of the business by paying insurance money to the depositors up to the principal amount of ¥10 million plus accrued interest per depositor, the so-called “pay-off,” or transfer of the business to another financial institution with financial “aid provided within the cost of pay-off.” Generally, transfer of the business is regarded as the primary method. In order to enable a prompt transfer of the business, the following framework has been established.

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A Financial Reorganization Administrator will be appointed by the Commissioner of the FSA and will take control of the management and assets of the failed financial institution. Such Financial Reorganization Administrator is expected to efficiently search for a financial institution that will succeed to the business of such failed institution.

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In the case where no successor financial institution can be immediately found, a “bridge bank” will be established by the DIC for the purpose of the temporary maintenance and continuation of the failed financial institution’s operations, and the bridge bank will seek to transfer the failed financial institution’s assets to another financial institution or dissolve the failed financial institution.

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In order to facilitate or encourage a financial institution to succeed a failed business, the DIC may provide financial aid such as (i) donation of money, (ii) loans or depositing of funds, (iii) purchase of assets, (iv) guarantees of obligations, (v) assumption of obligations, (vi) subscription for preferred shares, etc., and (vii) collateralization of damage or indemnify any loss incurred as a result of such succession. In addition, the DIC may provide loans in order to protect depositors and promote equity among creditors of failed financial institutions.

Addressing Potential Financial Crises

If the Commissioner of the FSA recognizes that the failure of a bank falling within any of the circumstances described in (i) through (iii) below has the potential to cause significant problems in maintaining the financial order in Japan or the region where such bank is operating (“systemic risk”), unless the measures described in (i) through (iii) below are taken, the Commissioner of the FSA may confirm the taking of any of such measures, following deliberations by the Financial Crisis Management Meeting: (i) if the bank is not a bank described in (ii) or (iii), the DIC may subscribe for shares or subordinated bonds of or extend subordinated loans to the bank, or subscribe for shares of the holding company of the bank, in order to enhance the bank’s capital adequacy; (ii) if the bank is at risk of suspending or has suspended repayment of deposits or its liabilities exceed its assets, financial aid necessary to meet obligations to depositors in excess of deposit insurance may be made available to such bank; and (iii) if the bank is at risk of suspending or has suspended repayment of deposits and its liabilities exceed its assets, and systemic risk cannot be avoided through measures described in (ii) above, the DIC may acquire all of the bank’s shares. Expenses for the implementation of the above measures will be borne by the banking industry, with an exception under which the government may provide partial subsidies for such expenses.

Pursuant to certain amendments to the Deposit Insurance Act that were promulgated in June 2013 and became effective on March 6, 2014, a resolution regime for financial institutions was introduced in Japan. Under these amendments and related implementing ordinances, this regime is applicable to financial institutions including banks, insurance companies and securities firms and their holding companies.

The resolution regime provides, among other things, that if the Commissioner of the FSA recognizes that failure of a financial institution falling within either (a) or (b) below may cause significant disruption in financial markets or other financial systems in Japan, unless measures described in (a) or measures described in (b) are taken, the Commissioner of the FSA may confirm the taking of any of such measures, following deliberations by the Financial Crisis Management Meeting: (a) if the financial institution’s liabilities do not exceed its assets, the DIC shall supervise the operations of, and the management and disposal of assets of, such financial institution, and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in financial systems in Japan, or subscribe for shares or subordinated bonds of or extend subordinated loans to such financial institution, in each case as necessary taking into consideration the financial condition of the financial institution; and (b) if the financial institution’s liabilities exceed or are likely to exceed its assets, or the financial institution has suspended or is likely to suspend repayment of its obligations, the DIC shall supervise such financial institution, and may provide financial aid necessary to assist a merger, business transfer, corporate split or other reorganization in respect of such financial institution. The expenses for the implementation of the measures under this regime will be borne by the financial industry, with an exception under which the government may provide partial subsidies for such expenses.

If the taking of measures described in (b) above is determined with respect to a financial institution, the Commissioner of the FSA may order that such financial institution’s operations and assets be placed under the control of the DIC. The business or liabilities of a financial institution subject to supervision of the DIC as set forth in (b) above may also be transferred to a “bridge bank” established by the DIC for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institution; and the bridge bank will seek to transfer the financial institution’s business or liabilities to another financial institution or dissolve the financial institution. Financial aid provided by the DIC to assist a merger, business transfer, corporate split or other reorganization in respect of a financial institution, as described in (b) above, may take the form of purchase of assets, subscription of preferred stock or subordinated bonds, extension of subordinated loan, or loss sharing.

Act on Special Measures for Strengthening Financial Functions

The Act on Special Measures for Strengthening Financial Functions of Japan, or the Strengthening Financial Functions Act, was enacted in 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. In 2008, certain amendments to the Strengthening Financial Functions Act took effect. These amendments relaxed certain requirements for public money injection into Japanese banks and other financial institutions under the prior scheme and extended the period of application therefor, which had expired on March 31, 2008, to March 31, 2012. These amendments aimed to promote not only the soundness of such financial institutions but also loans or other forms of credit extended to SMEs in order to revitalize local economies. In 2011, in response to the March 2011 Great East Japan Earthquake, an amendment to the Strengthening Financial Functions Act was enacted to further extend the expiration date described above to March 31, 2017. This amendment was also intended to facilitate capital injections into financial institutions affected by the March 2011 Great East Japan Earthquake that required capital enhancement in order to smoothly extend loans in their principal business regions. In 2016, an amendment to the Strengthening Financial Functions Act was enacted that further extended the expiration date to March 31, 2022. In 2020, in the wake of the COVID-19 pandemic, the expiration date was further extended to March 31, 2026, after relaxing the requirements for applications and removing the deadline for repayment of the injected public money. In 2021, an amendment to the Strengthening Financial Functions Act was enacted to maintain financial functions that support the post COVID-19 recovery and revitalization of the regional economy in areas with declining populations.

Act on Emergency Measures for the Revitalization of the Financial Functions

The prompt corrective action system requires financial institutions to establish a self-assessment program that complies with related acts such as the Financial Revitalization Act. Under “the approach and procedures for the inspection and supervision of loans after the abolition of the Manual,” financial institutions are required to establish a self-assessment program reflecting their own policies based on their business strategy and business environment. The results of self-assessment should be reflected in the amount of write-offs and reserves according to the standard established by financial institutions pursuant to the guidelines issued by the Japanese Institute of Certified Public Accountants. Based on the results of the self-assessment, financial institutions may establish reserve amounts for their loan portfolio at the relevant balance sheet reference date, even if all or part of such reserves may not be immediately tax deductible under Japanese tax law.

Act on Limitation on Shareholding by Banks and Other Financial Institutions

The Act on Limitation on Shareholding by Banks and Other Financial Institutions of Japan requires Japanese banks and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities (excluding certain equity securities prescribed by the related cabinet order) to an amount equal to 100% of their consolidated capital (calculated according to the formula provided for calculating the numerator of the capital adequacy ratio stated in “—Certain Restrictions and Regulations under the Banking Act—Capital Adequacy Ratios” above) in order to reduce exposure to stock price fluctuations.

Other Regulations

PayPay Bank Corporation is also subject to certain regulations concerning registered financial institutions under the FIFA (see “—PayPay Corporation—The FIEA”), the Interest Rate Restriction Act (see “—PayPay Card Corporation—Regulation on Interest Rate”) and the Act on the Provision and the Improvement of the Environment of Financial Services (see “—PayPay Securities Corporation—The Act on the Provision and the Improvement of the Environment of Financial Services”).

PayPay Securities Corporation

The FIEA

The FIEA regulates most aspects of transactions and businesses that relate to financial instruments in Japan, including public offerings, private placements, and the secondary trading of securities; ongoing disclosure by securities issuers; tender offers for securities; the organization and operation of securities exchanges and self-regulatory associations; and the registration of financial instruments business operators (the “FIBOs”), such as PayPay Securities Corporation. The Commissioner of the FSA has the authority to regulate financial instruments businesses. The Securities and Exchange Surveillance Commission is vested with the authority to conduct day-to-day monitoring of the securities markets, and to investigate irregular activities that hinder the fair trading of securities, including the authority to inspect FIBOs. Furthermore, the Commissioner of the FSA delegates certain authority to the Director of the relevant Local Finance Bureau, to inspect local FIBOs and branches. A violation of the applicable laws and regulations may result in various administrative sanctions, including the revocation of a registration or authorization, a suspension of business operations, or an order to discharge any director or audit and supervisory board member who has failed to comply with applicable laws and regulations. In addition, PayPay Securities Corporation is subject to the rules and regulations of the Japanese stock exchanges and the rules and regulations of self-regulatory associations, including the Japan Securities Dealers Association.

Any person seeking to engage in any of the following businesses must obtain registration as a Type I FIBO: (i) businesses related to highly liquid securities; (ii) businesses related to commodity-related market derivatives transactions; (iii) businesses related to over-the-counter derivative transactions; (iv) businesses related to the underwriting of securities; (v) businesses related to private trading systems (PTS); or (vi) businesses related to the receipt of deposits of securities or money, the opening of accounts, and the transfer of bonds or other securities. PayPay Securities Corporation handles Japanese stocks, U.S. stocks, and investment trusts, supports users’ transactions, and conducts business related to highly liquid securities, over-the-counter derivative transactions, and securities management. As such, PayPay Securities Corporation is registered with the Kanto Local Finance Bureau as a Type I FIBO.

A Type I FIBO, such as PayPay Securities Corporation, is required to maintain adjusted capital at specified levels, as compared with the quantified total of its business risks, on a non-consolidated basis. PayPay Securities Corporation as a Type I FIBO is required to calculate its capital adequacy ratio and notify the Director of the Kanto Local Finance Bureau of the capital adequacy ratio at the end of each month. In addition, PayPay Securities Corporation as a Type I FIBO is required to calculate its capital adequacy ratio and immediately notify the Commissioner of the FSA of the capital adequacy ratio whenever the ratio falls below 140%, and to prepare a notification of its capital adequacy ratio for each business day and submit it to the Director of the Kanto Local Finance Bureau without delay. If a Type I FIBO’s capital adequacy ratio falls below 120%, the Commissioner of the FSA may order it to take certain measures to rectify the situation. A Type I FIBO whose capital adequacy ratio falls below 100% may be subject to additional proceedings, including, in certain circumstances, the temporary suspension of its business, or the revocation of its registration as a Type I FIBO.

In addition, each of the minimum amount of stated capital and the minimum net assets of a Type I FIBO is 50 million yen.

A Type I FIBO may not conduct any business other than the financial instruments business and other businesses stipulated by the FIEA.

In addition, Mizuho Securities Co., Ltd. holds 24.8% of the shares of PayPay Securities Corporation, and since Mizuho Financial Group, Inc. (a bank holding company under the Banking Act) is the parent company of Mizuho Securities Co., Ltd., PayPay Securities Corporation falls under the category of “affiliated corporation, etc.” of a bank holding company under the Banking Act. Under the Banking Act, PayPay Securities Corporation is required to be classified as a company specialized in securities, and the scope of PayPay Securities Corporation’ business is limited to the scope of business permitted for a company specialized in securities under the Banking Act.

Prior to entering into a financial instruments transaction contract, FIBOs are generally required to provide customers with information such as their trade name, registration number, an outline of the relevant contract to be entered into, the fees to be paid by the customer, matters related to market risks, and other material matters of the relevant financial instruments business that may have an impact on customers’ judgment. In addition, FIBOs are generally obligated to provide explanations in a manner and to the extent necessary for the customer to understand the information provided. FIBOs are also generally obligated to provide customers with information regarding matters related to financial instruments transaction contracts at the time of contract conclusion.

As a Type I FIBO, PayPay Securities Corporation is subject to firewall regulations. Specifically, PayPay Securities Corporation is generally prohibited from conducting a purchase and sale or other transaction of securities or an over-the-counter derivative transaction under terms and conditions which differ from ordinary ones and are likely to be detrimental to the fairness of transactions with its parent corporation, etc., including PayPay Corporation, or subsidiary corporation, etc., including PPSC Investment Service Corporation (Arm’s Length Rule). In addition, receiving or providing non-public information about customers from parent corporation, etc. or subsidiary corporation, etc., or soliciting the conclusion of financial instruments transaction contracts by using non-public information about customers obtained from parent corporation, etc. or subsidiary corporation, etc. is generally prohibited, except in cases where there are statutory exceptions.

Moreover, PayPay Securities Corporation, as a Type I FIBO, is required to establish an appropriate conflict of interest management system within the company.

A shareholder who has acquired 20% (or 15%, if there are certain facts indicative of material influence over the decisions of the company in relation to its financial and operational policies) or more of the voting rights of a Type I FIBO, or a Type I FIBO Principal Shareholder, such as PayPay Corporation, is required to submit a notification describing, among other things, the ownership of the shares and the purpose of the acquisition, to the Director of the relevant Local Finance Bureau. In limited circumstances, the Commissioner of the FSA may order a Type I FIBO Principal Shareholder to take actions to resign from the position as a Type I FIBO Principal Shareholder, including requiring the disposition of such shares as are held by the Type I FIBO Principal Shareholder. A prompt filing with the Director of the relevant Local Finance Bureau is also required when a person or entity ceases to be a Type I FIBO Principal Shareholder. In addition, the Commissioner of the FSA may request the submission of reports or materials from, or may conduct inspections of, any Type I FIBO Principal Shareholder as well as Type I FIBOs.

The Act on the Provision and the Improvement of the Environment of Financial Services

The Act on the Provision of Financial Services imposes a duty of good faith on financial service providers (including PayPay Securities Corporation) to conduct their business fairly and in good faith toward their customers, taking into consideration the best interests of their customers. The Act on the Provision of Financial Services also provides for measures to protect customers by (i) requiring financial instruments providers to explain adequately to customers certain material matters such as risks of losses incurred by customers, and the mechanisms of financial products causing losses and (ii) requiring financial instruments providers to ensure that their solicitation of customers to purchase financial products are made in a fair manner, taking into account the customer’s knowledge, experience, financial condition, and purpose; and prohibiting financial instruments providers from providing deceptive or misleading information in respect of uncertain matters in connection with the sale of financial products. Further, this Act holds financial instruments providers liable for damages caused by a failure to follow these requirements. The amount of damages is refutably presumed by this Act to be the loss of principal.

Other Regulations

Act on the Promotion of Ensuring National Security Through Integrated Implementation of Economic Measures

Regulations on Specified essential infrastructure business

Under the Act on the Promotion of Ensuring National Security Through Integrated Implementation of Economic Measures, the competent minister may designate those who engage in specified essential infrastructure businesses as specified essential infrastructure service providers. This designation applies when the suspension or degradation of the function of the specified critical facilities in use is highly likely to cause a situation that undermines the security of Japan. “Specified essential infrastructure business” is the provision of certain specified services forming the basis of the lives of the Japanese citizenry or economic activity, and the hindrance of stable provision of such services is likely to cause a situation that undermines the security of Japan. “Specified critical facilities” are facilities, devices, equipment or programs that are critical for the stable provision of specified essential infrastructure services and are likely to be used as a means for interference, originating outside Japan, with the stable provision of these services.

PayPay Corporation is designated in connection with its funds transfer business and third-party prepaid payment instruments issuing business under the Payment Services Act, and PayPay Card Corporation is designated in connection with its intermediation business of comprehensive credit purchases under the Installment Sales Act as specified essential infrastructure service providers, respectively. In principle, when a specified essential infrastructure service provider introduces specified critical facilities from third parties or outsources material maintenance, management or operation of specified critical facilities to third parties, the specified essential infrastructure service provider must, in advance, notify the competent minister of a plan regarding such planned introduction or outsourcing. Specified essential infrastructure service providers that have made such notification may not carry out such plan until 30 days have passed since the day on which the competent minister receives the relevant notification; provided, however, that this period may be shortened when the competent minister finds that a screening is not necessary or, as a result of a screening, that the relevant specified critical facilities are not highly likely to be used as a means for interference actions. During the screening process, the competent minister may recommend the specified essential infrastructure service provider to take measures necessary to prevent interference actions or to suspend the notified activities. In addition, even after a screening has been completed and a specified essential infrastructure service provider is authorized to proceed with the relevant plan, the competent minister retains the authority to recommend that the specified essential infrastructure service provider implement inspections or maintenance checks, change the outsource, or take other necessary measures to prevent interference actions.

In connection with funds transfer business and third-party prepaid payment instruments issuing business, information processing systems designed to perform all or part of the data processing related to funds transfer services and the issuance of third-party prepaid payment instruments under the Payment Services Act (limited to cases where the suspension of such processing would likely cause significant disruption to the relevant business) and the information processing systems that operate such information processing systems are designated as specified critical facilities. In connection with intermediation business of comprehensive credit purchases, information processing systems that (i) handle matters related to credit card, etc. membership agreements, or centrally manage information related to credit card, etc. membership agreements, (ii) confirm the identity of persons who have received cards or other items prior to concluding comprehensive credit purchase brokerage agreements, (iii) send and receive information related to applications for comprehensive credit purchase brokerage agreements, (iv) detect unauthorized use of credit card numbers, etc., or the possibility thereof based on the information referred to in (iii), (v) confirm whether to accept applications for comprehensive credit purchase brokerage agreements based on information referred to in (i) and (iii), or (vi) replace the system referred to in (v) in the event of temporary suspension of the system or in other cases are designated as specified critical facilities. Therefore, if PayPay Corporation or PayPay Card Corporation intend to introduce or entrust the critical maintenance and management of such systems, PayPay Corporation or PayPay Card Corporation must comply with the above regulations.

Regulations under the Foreign Exchange and Foreign Trade Act

We comply with the following regulations under the Foreign Exchange and Foreign Trade Act for the purpose of preventing money laundering and terrorist financing:

•

PayPay Corporation, a funds transfer service provider, and PayPay Bank Corporation, as a bank, are classified as foreign exchange transaction operators. Therefore, they are required to set certain standards and comply with the standards when making a payment or receiving payment (collectively, “payments” in this paragraph), conducting foreign exchange transactions related to such payments of customers, or conducting capital transactions or specific capital transactions (collectively, “foreign exchange transactions” in this paragraph). The content of these standards includes, for example: (i) identifying various risks, including the risk such as the possibility of conducting transactions that may fall under regulated transactions as defined in the Foreign Exchange and Foreign Trade Act, analyzing and evaluating the degree of such risks, and preparing a document containing the results of the analysis and evaluation; (ii) preparing a procedure manual that specifies policies and measures to sufficiently reduce the risks described in a document created in (i) and conducting foreign exchange transactions in accordance with such manual.

•

PayPay Corporation, a funds transfer service provider, and PayPay Bank Corporation, as a bank, are required to confirm in advance, prior to conducting foreign exchange transactions, that either (i) the payments made by customers do not fall under (a) the payments requiring the approval of the Minister of Finance or (b) the payments related to capital transactions requiring the approval of the Minister of Finance, or (ii) they have obtained such approval.

•

PayPay Corporation, a funds transfer service provider, and PayPay Bank Corporation, as a bank, are required to verify the identity of customers (excluding Exchange non-residents) when conducting foreign exchange transactions related to payments from Japan to foreign countries or the payments with Exchange non-residents (limited to amounts exceeding JPY 100,000).

•

PayPay Bank Corporation, as a bank, and PayPay Securities Corporation, as a financial instruments business operator, are required to verify the identity of customers when conducting capital transactions with customers.

The Act on Prevention of Transfer of Criminal Proceeds

Under the Act on Prevention of Transfer of Criminal Proceeds, fund transfer service providers, issuers of high-value, electronically transferable prepaid payment instruments, credit card providers, money lending business providers, banks, financial instruments business operators and other entities, including PayPay Corporation, PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation, are required to perform verification procedures of customer identifications and keep records of customer identifications and transactions with customers as prescribed by a ministerial ordinance. The Act on Prevention of Transfer of Criminal Proceeds also requires fund transfer service providers, issuers of high-value, electronically transferable prepaid payment instruments, credit card providers, money lending business providers, banks, financial instruments business operators and other entities, including PayPay Corporation, PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation, to report to a competent authority if they determine that there is suspicion that any property received from a customer has been obtained illegally or the customer conducts certain criminal acts.

The Act on the Protection of Personal Information

The Act on the Protection of Personal Information and related guidelines cover all business operators that utilize or maintain databases containing personal information, and thus apply to PayPay Corporation, PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation. Pursuant to this Act, business operators are required to (i) specify the purpose for which personal information will be used prior to handling the information, (ii) save for cases expressly permitted under the Act, refrain from using such personal information beyond the purpose specified without obtaining the prior consent of the person to whom such information relates, (iii) save for cases expressly permitted under the Act, refrain from disclosing such personal information to a third party without obtaining the prior consent of the person to whom such information relates, and (iv) take necessary and appropriate measures to securely manage and prevent leakage, damage and loss of the personal information.

The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade

Since PayPay Corporation has a large market share in the code-based payment service, changes to our operations and offerings of new services may be limited in order to comply with the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade.

PRINCIPAL AND SELLING SHAREHOLDERS

On November 15, 2025, we effected a stock split of one share into 200 shares. Unless otherwise indicated, all numbers of shares and other share-related information presented in this section have been retroactively adjusted to reflect the Stock Split.

The following table sets forth the number of shares of our common stock held of record by the selling shareholder in the offering and other holders of our common stock appearing on our register of shareholders prior to the completion of this offering. Percentage ownership calculations prior to the completion of this offering are based on the number of the then issued and outstanding shares (637,571,200 shares) and shares issuable upon exercise of outstanding stock options (650,007,800 shares).

The percentage of shares beneficially owned after the completion of this offering is based on the shares issued and outstanding after this offering (676,873,535 shares), which includes the common shares represented by ADSs to be issued in connection with this offering, assuming the over-allotment option in the offering is exercised in full and shares issuable upon exercise of outstanding stock options (12,436,600 shares).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

	Prior to this offering			After this offering
Name and address of shareholder of our common stock	Number of shares beneficially owned before the offering	Percentage of issued and outstanding shares beneficially owned before the offering	Number of shares offered pursuant to the offering	Number of shares beneficially owned	Percentage of issued and outstanding shares beneficially owned
Directors and Executive Officers(1)
Ichiro Nakayama	*	*	–	*	*
Jun Shimba	–	–	–	–	–
Takeshi Idezawa	–	–	–	–	–
Yoshimitsu Goto	–	–	–	–	–
Junichi Miyakawa	–	–	–	–	–
Yasuyoshi Karasawa	–	–	–	–	–
Paul Yonamine	–	–	–	–	–
Hiroko Kono	–	–	–	–	–
Hiroto Kaneko	–	–	–	–	–
Hajime Baba	*	*	–	*	*
Masamichi Yasuda	*	*	–	*	*
Masanori Sode	*	*	–	*	*
Wataru Kagechika	*	*	–	*	*
All Directors and Executive Officers as a Group	*	*	–	*	*

B Holdings Corporation(2)	318,721,600	49.03%	–	318,721,600	46.24%
SVF II Piranha (DE) LLC(3)	216,762,800	33.35%	23,932,960	192,829,840	27.97%
SoftBank Corp.(4)	51,043,400	7.85%	–	51,043,400	7.40%
LY Corporation(5)	51,043,400	7.85%	–	51,043,400	7.40%
Total	637,571,200	98.09%	23,932,960	676,873,535	98.20%

Notes:

*	Represents beneficial ownership of less than one percent of all common shares.
(1)	The business address for our directors and executive officers is Yotsuya Tower, 1-6-1 Yotsuya, Shinjuku-ku, Tokyo 160-0004, Japan.
(2)

SoftBank Corp. holds 50% of the shares in B Holdings Corporation and LY Corporation holds indirectly the other 50% of the shares. Both SoftBank Corp. and LY Corporation are incorporated in Japan. Pursuant to an agreement between the two companies, LY Corporation is entitled to nominate a majority of the directors of B Holdings Corporation. Pursuant to an agreement between B Holdings Corporation and us, as long as we are a consolidated subsidiary of LY Corporation, the prior written approval of B Holdings Corporation is required for us to (a) take any action to issue or grant our shares, stock options, convertible bonds or any other rights to acquire our shares (including disposal of treasury shares or treasury stock acquisition rights) if as a result of such action the percentage of voting rights held by B Holdings Corporation would be 50% or less (on a fully diluted basis assuming the exercise of all outstanding stock options, convertible bonds and rights to acquire our shares) and (b) sell, transfer, assign, grant a security interest in or dispose of assets, including shares, and businesses owned by us or our consolidated subsidiaries, which account for 20% or more of the book value of our total assets on a consolidated basis as of the latest fiscal year-end, to a third party. The address of B Holdings Corporation is 1-3 Kioicho, Chiyoda-ku, Tokyo 102-8282, Japan.

(3)

SVF II Piranha (DE) LLC is the record holder of the securities reported herein. SoftBank Group Corp., which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SB Global Advisers Limited, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II Piranha (DE) LLC. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Investment Holdings (Jersey) L.P., which is the majority member of SVF II Investment Holdings LLC, which is the sole member of SVF II Investment Holdings (Subco) LLC, which is the sole member of SVF II Piranha (DE) LLC. The business address of SoftBank Group Corp. is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan. The business address of SB Global Advisers Limited is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The business address of each of SoftBank Vision Fund II-2 L.P., SVF II Aggregator (Jersey) L.P. and SVF II Investment Holdings (Jersey) L.P. is c/o Gen II (Jersey) Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The business address of each of SVF II Holdings (DE) LLC, SVF II Investment Holdings LLC, SVF II Investment Holdings (Subco) LLC and SVF II Piranha (DE) LLC is 1521 Concord Pike, Wilmington, DE 19803.

(4)

SoftBank Corp. is listed on the Tokyo Stock Exchange and is a consolidated subsidiary of SoftBank Group Corp., which is also listed on the Tokyo Stock Exchange, with an address at 1-7-1 Kaigan, Minato-ku, Tokyo 105-7529, Japan.

(5)

LY Corporation is listed on the Tokyo Stock Exchange and is a consolidated subsidiary of SoftBank Group Corp. as well as a consolidated subsidiary of SoftBank Corp. The address of LY Corporation is 1-3 Kioicho, Chiyoda-ku, Tokyo 102-8282, Japan.

As described in the notes above, our four current shareholders are consolidated subsidiaries of SoftBank Group Corp. and beneficial ownership of the shares held by them may be attributable to SoftBank Group Corp., which is listed on the Tokyo Stock Exchange. SoftBank Group Corp. is a strategic investment holding company with a focus on artificial intelligence, aiming to maximize its enterprise value by building a global investment portfolio of companies leading the Information Revolution and providing essential technologies and services to people around the world.

As of January 31, 2026, there are also 3,910,400 common shares issuable upon the exercise of outstanding stock options under our trust-type stock option plan, 7,957,200 common shares issuable upon the exercise of outstanding stock options under our tax qualified-type stock option plan and 569,000 common shares issuable upon the exercise of outstanding stock options under our one-yen-exercisable at retirement-type stock option plan.

Historical Changes in Our Shareholding

See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding.

Shareholders Agreement

On September 15, 2022, B Holdings Corporation, SVF II Piranha (DE) LLC, SoftBank Corp. and LY Corporation, our shareholders, entered into a shareholders agreement. This shareholders agreement, which we are not a party to, will terminate upon the completion of this offering. However, the terms described below will survive the termination of the shareholders agreement.

If we are a consolidated subsidiary of LY Corporation upon the completion of our initial public offering, each of B Holdings Corporation, SVF II Piranha (DE) LLC, SoftBank Corp. and LY Corporation must ensure that B Holdings Corporation and LY Corporation together hold the necessary percentage of our voting rights such that we remain a consolidated subsidiary of LY Corporation after the completion of our initial public offering. SVF II Piranha (DE) LLC, in particular, will be required to cooperate with B Holdings Corporation and LY Corporation, including, but not limited to, by making any necessary adjustments to the number of shares it sells in connection with our initial public offering and consenting to B Holdings Corporation and LY Corporation’s subscription to new shares, if any, that we issue in connection with our initial public offering, such that we remain a consolidated subsidiary of LY Corporation after the completion of our initial public offering. In addition, the sale of shares owned by SVF II Piranha (DE) LLC is to be prioritized over the sale of shares owned by other shareholders in connection with our initial public offering. In addition, for a period of one year from the completion of our initial public offering, B Holdings Corporation, SoftBank Corp. and LY Corporation will not transfer or otherwise dispose of the shares of our common stock that they own to any third party.

RELATED PARTY TRANSACTIONS

Our material related party transactions since April 1, 2022 are summarized below.

Our Related Party Transaction Policy

Under our current policies, transactions that fall within the scope of Article 356, paragraph (1), item (ii) and (iii) of the Companies Act, which may include transactions between PayPay and SoftBank Corp., LY Corporation, SB Payment Service Corporation, Fukuoka SoftBank HAWKS Corp., PayPay SC Corporation or B Holdings Corporation, for which any of our directors serve as a representative director, are subject to approval by both our Audit and Supervisory Committee and our board of directors regardless of the expected transaction amount. In addition, related party transactions with our controlling shareholders, such as SoftBank Group Corp., that are expected to exceed ¥1 billion are subject to approval by our Audit and Supervisory Committee and by our board of directors. All other transactions that are expected to exceed ¥1 billion are subject to approval by our Audit and Supervisory Committee.

Relationship with SoftBank Group companies

Our current shareholders are B Holdings Corporation (49.99%), SVF II Piranha (DE) LLC (34.00%), SoftBank Corp. (8.01%) and LY Corporation (8.01%).

SoftBank Group Corp. is the parent company of SoftBank Corp. and LY Corporation. With respect to B Holdings Corporation, SoftBank Corp. holds 50% of its shares and LY Corporation indirectly holds the other 50% of its shares. SoftBank Group Corp. is also a beneficial owner of a majority of shares in SVF II Piranha (DE) LLC. SoftBank Group Corp., SoftBank Corp. and LY Corporation are listed on the Tokyo Stock Exchange.

Since the launch of our PayPay app in 2018, we have had extensive business dealings with affiliated companies ultimately controlled by SoftBank Group Corp., including with respect to promoting and marketing our services, the secondment of employees and outsourcing of services as well as joint branding.

Management Agreement with B Holdings Corporation

On June 16, 2023, we entered into a management agreement with B Holdings Corporation, pursuant to which, as long as we are a consolidated subsidiary of LY Corporation, the prior written approval of B Holdings Corporation is required for us to (a) take any action to issue or grant our shares, stock options, convertible bonds or any other rights to acquire our shares (including disposal of treasury shares and treasury stock acquisition rights) if as a result of such action the percentage of voting rights held by B Holdings Corporation would be 50% or less (on a fully diluted basis assuming the exercise of all outstanding stock options, convertible bonds and rights to acquire our shares) and (b) sell, transfer, assign, grant a security interest in or dispose of assets, including shares, and business owned by us or our consolidated subsidiaries, which account for 20% or more of the book value of our total assets on a consolidated basis as of the latest fiscal year-end, to a third party other than our subsidiaries.

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement (the “Registration Rights Agreement”) with certain of our principal shareholders identified on the signature pages thereto. The Registration Rights Agreement will grant certain demand registration rights, short-form registration rights and piggyback registration rights in respect of our common shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us. The form of the Registration Rights Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Private Placement

We have historically funded our operations through the issuance of shares to entities affiliated with SoftBank Group Corp. For details of such share placements, see “Description of Share Capital—History of Securities Issuances.”

Transactions in connection with reorganization of PayPay Card Corporation

Company Split

Yahoo Japan Corporation was a wholly-owned subsidiary of Z Holdings Corporation before they merged to form LY Corporation. On October 1, 2022, PayPay Card Corporation took over LY Corporation’s (then Yahoo Japan Corporation) credit card merchant acquiring business for PayPay Card by means of a company split and PayPay Card Corporation issued 5,426 of its shares to LY Corporation (then Yahoo Japan Corporation) as consideration.

Share Purchase

On October 1, 2022, upon completion of the company split, we purchased all shares in PayPay Card Corporation from LY Corporation (then Yahoo Japan Corporation) for ¥63 billion pursuant to a share purchase agreement, whereby PayPay Card Corporation became our wholly-owned subsidiary.

Distribution of Dividend

On September 30, 2022, prior to the above acquisition, PayPay Card Corporation, which was LY Corporation’s (then Yahoo Japan Corporation) wholly-owned subsidiary at the time, distributed dividends of ¥37 billion to LY Corporation (then Yahoo Japan Corporation) pursuant to the share purchase agreement between LY Corporation (then Yahoo Japan Corporation) and us.

Issuance of Shares

On October 7, 2022, PayPay Card Corporation issued 5,018 of its shares to us and we paid ¥37 billion to PayPay Card Corporation as consideration.

Transactions in connection with acquisition of shares in PayPay Securities Corporation

Purchase of Newly Issued Shares

On April 10, 2023, we purchased 65,560 newly issued shares of PayPay Securities Corporation at a price of ¥100,000 per share while SoftBank Corp. and Mizuho Securities Co., Ltd. purchased 13,536 and 20,904 such shares, respectively. Upon the completion of this transaction, we held 35.0% shares in PayPay Securities Corporation while SoftBank Corp., Mizuho Securities Co., Ltd. and Z Holdings Corporation held 30.6%, 34.0% and 0.4%, respectively, whereby PayPay Securities Corporation remained a subsidiary of SoftBank Corp.

Share Purchase and Third-Party Allotment of New Shares

On April 1, 2025, we purchased 57,265 shares of PayPay Securities Corporation at a price of ¥100,000 per share from SoftBank Corp. and 800 shares of PayPay Securities Corporation at a price of ¥100,000 per share from LY Corporation, as well as underwrote a third-party allotment of 70,000 new shares of PayPay Securities Corporation at a price of ¥100,000 per share. Upon completion of this transaction, we held 75.2% of PayPay Securities Corporation while Mizuho Securities Co., Ltd. held 24.8%, making PayPay Securities Corporation our consolidated subsidiary.

Transactions in connection with acquisition of shares in PayPay Bank Corporation

On December 13, 2022, PayPay Bank Corporation conducted a third-party allotment of 883,000 new shares of non-voting Class A preferred shares at a price of ¥79,200 per share, which were purchased by Z Financial Corporation (currently LY Corporation).

In April 2025, we completed the acquisition of 47.1% of the common shares and 100% of the non-voting Class A preferred shares of PayPay Bank Corporation from Z Financial Corporation (currently LY Corporation) and Mitsui Sumitomo Insurance Co., Ltd. Upon completion of this transaction, Sumitomo Mitsui Banking Corporation, Fujitsu Ltd., Taiju Life Insurance Company Limited and Sumitomo Life Insurance Company held 46.6%, 5.3%, 0.5% and 0.5% of the common shares, respectively. Upon the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares, effective April 28, 2025, we held 75.5% of the common shares, making PayPay Bank Corporation our consolidated subsidiary. Sumitomo Mitsui Banking Corporation, Fujitsu Ltd., Taiju Life Insurance Company Limited and Sumitomo Life Insurance Company held 21.5%, 2.4%, 0.2% and 0.2%, respectively, of the common shares upon the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares.

Loans to PayPay Card Corporation from LY Corporation

In February 2018, PayPay Card Corporation (then YJ Card Corporation) entered into an agreement with LY Corporation (then Yahoo Japan Corporation), pursuant to which LY Corporation (then Yahoo Japan Corporation) agreed to provide loans of up to ¥70 billion to PayPay Card Corporation and PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation (then Yahoo Japan Corporation) with respect to any contractual obligation between PayPay Card Corporation and LY Corporation (then Yahoo Japan Corporation). In April 2019, PayPay Card Corporation entered into a ¥10 billion loan agreement with LY Corporation (then Yahoo Japan Corporation) due in December 2027, with a fixed interest rate of 0.5%, for general business purposes, including working capital. As of December 31, 2025, the amount outstanding under this loan agreement was ¥10 billion. There is no remaining committed availability under this loan agreement.

In December 2019, PayPay Card Corporation entered into an agreement with LY Corporation (then Z Holdings Corporation), pursuant to which LY Corporation (then Z Holdings Corporation) agreed to provide loans of up to ¥25 billion to PayPay Card Corporation and PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation (then Z Holdings Corporation) with respect to any contractual obligation between PayPay Card Corporation and LY Corporation (then Z Holdings Corporation). In December 2019, LY Corporation (then Z Holdings Corporation) provided a ¥10 billion loan to PayPay Card Corporation due in December 2028, with a fixed interest rate of 0.6%, for general business purposes, including working capital. As of December 31, 2025, the amount outstanding under this loan agreement was ¥10 billion. There is no remaining committed availability under this loan agreement.

In February 2024, PayPay Card Corporation entered into a ¥15 billion term loan agreement with LY Corporation due in February 2026, with a fixed interest rate of 0.7%, for general business purposes, including working capital. Under the agreement, PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation with respect to any contractual obligation between PayPay Card Corporation and LY Corporation. As of December 31, 2025, the amount outstanding under this loan agreement was ¥15 billion.

In December 2024, LY Corporation and PayPay Card Corporation executed a memorandum of understanding pursuant to which the permitted use of proceeds for the intercompany loans described above was broadened to include business investments (including the provision of working capital and loans to PayPay Corporation for its business investments). The other principal terms of the loan agreements remain the same. The memorandum of understanding provides that the parties may agree from time to time to renew or extend the maturity of the loans described above. In the event of such renewal, the date of maturity is extendable unless LY Corporation provides one month of notice that the repayment date will not be extended, with the final maturity being no later than March 29, 2030. Any such renewal bears interest at a rate equal to LY Corporation’s average funding cost as of the day after the repayment date prior to the extension plus a spread of 0.1.

Cash Deposits by PayPay Card Corporation with LY Corporation

In October 2021, PayPay Card Corporation entered into a cash deposit agreement with LY Corporation (then Z Holdings Corporation) with a floating interest rate to be monthly agreed at no more than 2% per annum in order to improve funding efficiency through group financing, pursuant to which PayPay Card Corporation has deposited cash to LY Corporation (previously Z Holdings Corporation). Under the agreement, the deposits can be withdrawn by PayPay Card Corporation based on its financial and business needs, after discussing with LY Corporation. In addition, the agreement may be terminated based on PayPay Card Corporation’s financial and business needs only upon discussion with LY Corporation.

Transactions with LY Corporation

Yahoo Japan Corporation was a wholly-owned subsidiary of Z Holdings Corporation before they merged to form LY Corporation.

Settlement Fee for e-commerce

On January 9, 2019, we entered into an agency agreement with LY Corporation (then Yahoo Japan Corporation), pursuant to which LY Corporation acts as an agent for its merchants using our payment settlement services on e-commerce platforms operated by LY Corporation, whereby LY Corporation pays settlement fees to us on behalf of the merchants.

Collaborative Promotion

LY Corporation (previously Yahoo Japan Corporation) has utilized PayPay Points as its loyalty points offered to its customers. For instance, LY Corporation (previously Yahoo Japan Corporation) has offered promotional campaigns from time to time to customers of its e-commerce platforms such as Yahoo! JAPAN Shopping. LY Corporation pays to us cash amounts, which we record under our assets, corresponding to PayPay Points granted to its customers which are recorded as PayPay Users’ deposits under our liabilities, helping us to add LY Corporation’s customers to our user base.

In October 2022, we entered into an agreement with LY Corporation (then Yahoo Japan Corporation) on promotion, advertising, user acquisition and user incentives, pursuant to which LY Corporation (then Yahoo Japan Corporation) produced and placed advertisements for promotional campaigns to grant PayPay Points to customers using our payment settlement services on its e-commerce platform by allocating expenses between LY Corporation (then Yahoo Japan Corporation) and us.

Agency Agreement for PayPay Card’s Merchant Acquisition

On July 30, 2018, we entered into an agency agreement with LY Corporation (then Yahoo Japan Corporation) for the PayPay Card (then YJ Card) credit card merchant acquiring business operated by LY Corporation (then Yahoo Japan Corporation) as the acquirer at that time. Under the agreement, we have been acting as an agent for PayPay merchants who applied for PayPay Card membership, whereby we receive merchants’ receivables generated from payments using PayPay Cards at their shops from the acquirer and pay settlement fees to the acquirer on behalf of the merchants. On October 1, 2022, PayPay Card Corporation succeeded the status as a party to this agreement, or the status as the acquirer, from LY Corporation (then Yahoo Japan Corporation).

Settlement Fee for e-commerce (PayPay Card Corporation)

Since October 2022, LY Corporation (previously Yahoo Japan Corporation) has been acting as an agent for merchants using its e-commerce platforms, where PayPay Card (previously YJ Card) can be used as a payment method, whereby LY Corporation pays settlement fees on behalf of the merchants to PayPay Card Corporation (previously YJ Card Corporation).

For the transactions described above, we recorded revenue for the years ended March 31, 2023, 2024 and 2025 of ¥13,768 million, ¥15,701 million and ¥18,253 million, respectively. In addition, the volume of rendering settlement service for the years ended March 31, 2023, 2024 and 2025 were ¥1,858,411 million, ¥1,768,955 million and ¥1,825,130 million, respectively.

PayPay Points Arrangements Paid to LY Corporation (previously Yahoo Japan Corporation) (PayPay Card Corporation)

PayPay Card holders who use PayPay Card to make purchases on LY Corporation’s (previously Yahoo Japan Corporation) e-commerce platforms are granted PayPay Points equivalent to a percentage of the value of such purchases. PayPay Card Corporation pays to LY Corporation cash amounts corresponding to the PayPay Points granted through the purchases described above.

We award PayPay Points to new PayPay Card holders in exchange for the issuance of PayPay Card and additional PayPay Points when a certain number of purchases are made with PayPay Card following such issuance as an incentive to increase our PayPay Card holder base and the use of PayPay Card. When new cardholders apply for PayPay Card through LY Corporation’s e-commerce platforms, PayPay Card Corporation pays to LY Corporation cash amounts, corresponding to the PayPay Points awarded as a result of the application and subsequent purchases described above.

For the transactions described above, we recorded PayPay Points for user incentives as transaction and service deductions for the years ended March 31, 2023, 2024 and 2025 of ¥16,397 million, ¥6,573 million and ¥2,814 million, respectively.

Transactions with SoftBank Corp.

Collaborative Promotion

SoftBank Corp. has utilized PayPay Points, PayPay Point Code with which users can pre-load their PayPay Balance and PayPay Coupons with which users can earn additional PayPay Points for payments using our payment settlement services as part of its loyalty programs offered to its customers. SoftBank Corp. pays to us cash amounts, which we record under our assets, corresponding to PayPay Points, PayPay Point Code and PayPay Coupons granted to its customers, which we record as PayPay User’s deposits under our liabilities, helping us to add SoftBank Corp.’s customers to our user base.

For the transactions described above, the volume of settlement amounts for Granting PayPay points to users on behalf of SoftBank Corp. for the year ended March 31, 2023, 2024 and 2025 were ¥17,745 million, ¥19,888 million and ¥36,385 million, respectively.

Securitization of SoftBank Corp.’s Receivables

SoftBank Corp. has securitized its receivables from installment sales of mobile devices for funding and PayPay Bank Corporation has purchased certain beneficiary interest in those securitized installment receivables from SoftBank Corp. Securitized installment receivables are recorded as securities under our assets on our consolidated statements of financial position.

For the transactions described above, we recorded on securities for the years ended March 31, 2023, 2024 and 2025 of ¥47,779 million, ¥80,278 million and ¥123,050 million, respectively.

Transactions with SB Payment Service Corp.

SB Payment Service Corp. is a wholly-owned subsidiary of SoftBank Corp.

Settlement Fee

SB Payment Service Corp. acts as our payment service provider, among others, and assists our merchants using our payment settlement services. Under a general agency agreement with SB Payment Service Corp., we transfer funds to SB Payment Service Corp. corresponding to the amount of purchases our users make with our PayPay app at merchants’ stores less settlement fees we charge the merchants. SB Payment Service Corp. is then responsible for paying merchants from the transferred funds. SB Payment Service Corp. also provides us with various services, such as access to a payment gateway which connects the merchants to our payment system, and supports our relations with the merchants by checking information provided by the merchants and by communicating with the merchants on our behalf. We pay SB Payment Service Corp. a fee for merchants that connect to our payment system using the payment gateway, which is calculated based on a percentage applied to the value of transactions made through SB Payment Service Corp.’s systems.

For the transactions described above, we recorded expenses for utilizing the settlement system for merchants for the years ended March 31, 2023, 2024 and 2025 of ¥10,695 million, ¥10,245 million and ¥8,806 million, respectively. In addition, the volume of settlement amounts for the years ended March 31, 2024 and 2025 were ¥419,058 million and ¥721,382 million, respectively.

Fund Source Cost

When users increase their PayPay Balance by carrier billing or SoftBank Card, a prepaid payment instrument, SB Payment Service Corp. transfers funds to the users’ PayPay Balance as a payment agent and we pay SB Payment Service Corp. a Fund Source Cost and expenses relating to uncollectible receivables. In addition, when SB Payment Service Corp. transfers funds to the users’ PayPay Balance, we record accounts receivables for SB Payment Service Corp. of an equal amount to the amount of funds transferred.

For the transactions described above, the volume of settlement amounts for the years ended March 31, 2023, 2024 and 2025 were ¥853,120 million, ¥912,322 million and ¥615,825 million, respectively.

DESCRIPTION OF SHARE CAPITAL

Set forth below is information concerning the shares of our common stock, including brief summaries of the relevant provisions of our articles of incorporation, our share handling regulations and the Companies Act relating to joint stock corporations (kabushiki kaisha) and certain related law and legislation, each as currently in effect unless otherwise indicated.

General

The table below shows our share capital as of the date of this prospectus:

Type of share capital	Authorized shares	Issued shares

Common stock	1,600,000,000	637,571,200

All issued shares of our common stock are fully-paid and non-assessable and generally transferable. We are not listed on any stock exchange in Japan. Any transfer of shares of Japanese companies which are not listed in any stock exchange in Japan is subject to the requirements and procedures described in the Companies Act and its subordinate regulations. Under the Companies Act, a transfer of any share of a company which does not issue any share certificates will take effect if and when the transferor and the transferee agree to the transfer in any manner. However, the transferee of the shares may not assert its shareholders’ rights against the company and, in general, any third party until and unless such transfer is duly recorded in the register of shareholders of such company. We are not a company which issues share certificates, and therefore, the transfer of the shares of our common stock shall take effect between the transferor and the transferee when the agreement of such transfer takes effect as agreed by them. Currently, under the Companies Act and our articles of incorporation, transfer of shares shall be subject to approval by the board of directors. However, upon amendment of our articles of incorporation, which will take effect on the date the ADS is listed on Nasdaq, transfer of shares shall no longer be subject to our approval.

The transfer agent for the shares of our common stock is Mizuho Trust & Banking Co., Ltd., located at 3-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8241, Japan. Our transfer agent maintains our register of shareholders.

Under the Companies Act, in order to assert against us shareholders’ rights to which shareholders as of a given record date are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends), a shareholder must have its name and address registered in our register of shareholders, except in limited circumstances. See “—Record Date” below. Under the Companies Act and our regulations for handling shares, such registration on the register of shareholders is made only in certain cases including: (1) when there is a joint request by the nominee (or general successor) of the shares and the acquirer, and (2) cases specified in laws and regulations where there is no risk of harm to the interests of interested parties even if the transfer is conducted at the sole request of the acquirer.

Distribution of Surplus

General

Under the Companies Act, distribution of cash or other assets by a joint stock corporation to its shareholders, including dividends, takes the form of distribution of Surplus (as defined in “—Restriction on Distribution of Surplus”). We are permitted to make distributions of Surplus to our shareholders any number of times per fiscal year, subject to certain limitations described in “—Restriction on Distribution of Surplus.” Under the Companies Act, distributions of Surplus are, in principle, required to be authorized by a resolution of a general meeting of shareholders. However, we will consolidate the decision-making process for distribution of Surplus in our board of directors following the listing of the ADS on Nasdaq. Distributions of Surplus are permitted under the Companies Act to be made pursuant to a resolution of the board of directors if:

(a)	our articles of incorporation provide that the board of directors has the authority to decide to make distributions of Surplus;

(b)

we select an independent registered public accounting firm and form an audit and supervisory board, an audit and supervisory committee or nominating committee etc. under the Companies Act, as the case may be;

(c)

the normal term of office of each director who is not an audit and supervisory committee member terminates on or prior to the date of conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within the period of one year from the election of such director; and

(d)

our non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present our non-consolidated assets and profit or loss, as required by ordinances of the Ministry of Justice of Japan, or the Ministry of Justice.

As of the date of this prospectus, we satisfy the requirements described in (a) through (d) above. Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of our common stock held by each shareholder. A resolution of the board of directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of the board of directors, grant to our shareholders a right to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” with respect to a “special resolution”).

Under our articles of incorporation, the record dates for year-end and interim dividends are March 31 and September 30, respectively, in each year. In Japan, the record date for dividends precedes the date of determination of the amount of the dividend to be paid. Under our articles of incorporation, we are not obligated to pay any year-end dividend nor interim dividend that is paid in cash that has not been received by a shareholder after the lapse of three years from the commencement date of such distribution.

Restriction on Distribution of Surplus

In making a distribution of Surplus, we must set aside in our additional paid-in capital and/or legal reserve a total amount equal to one-tenth of the amount of Surplus so distributed until the sum of such additional paid-in capital and legal reserve reaches one-quarter of our stated capital.

The amount of Surplus, or Surplus, at any given time must be calculated in accordance with the following formula:

A+B+C+D-(E+F+G)

In the above formula:

“A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year

“B” = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof

“C” = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D” = (if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F” = (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

“G” = certain other amounts set forth in ordinances of the Ministry of Justice, including the following:

•	if we have reduced Surplus and increased our stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year, the amount of such reduction; and

•

if we have distributed Surplus to shareholders after the end of the last fiscal year, the amount set aside in our additional paid-in capital or legal reserve, if any, as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount, or the Distributable Amount, as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be the amount of Surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year and (c) certain other amounts set forth in ordinances of the Ministry of Justice, including all or a certain part of the amount by which deferred assets and one-half of our goodwill exceeds, if at all, the total of the stated capital, additional paid-in capital and legal reserve, each such amount being the amount in our non-consolidated balance sheet as of the end of the last fiscal year, as calculated in accordance with ordinances of the Ministry of Justice.

If we have become, at our option, a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in ordinances of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth in ordinances of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year.

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or (if so required by the Companies Act) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and a statement of income for the period from the first day of the subject fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by the audit and supervisory committee and the independent registered public accounting firm and approved by the board of directors and at a general meeting of shareholders, as required by the Companies Act and ordinances of the Ministry of Justice.

Capital and Reserves

We may generally reduce our additional paid-in capital or legal reserve by a resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, we may generally reduce our stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, we may reduce our Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by a resolution of a general meeting of shareholders.

Stock Splits

We may at any time split shares of our common stock into a greater number of shares of our common stock by a resolution of the board of directors. When a stock split is to be made, so long as our only class of outstanding stock is our common stock, we may increase the number of authorized shares to the extent that the ratio of such increase in authorized shares does not exceed the ratio of such stock split by amending our articles of incorporation, which amendment may be effected by a resolution of the board of directors without the approval of shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date.

Unit Share System

Upon the amendment of our articles of incorporation, which will take effect on the date the ADS is listed on Nasdaq, our articles of incorporation will provide that 100 shares each constitute one unit of shares. Under the unit share system, shareholders have, at general meetings of shareholders, one voting right for each unit of shares held by them, and shares constituting less than a full unit carry no voting rights. Our articles of incorporation will provide that the holders of shares constituting less than a full unit do not have shareholder rights, except for (a) those specified in the Companies Act or ordinances of the Ministry of Justice, which include rights (i) to receive dividends, (ii) to receive cash or other assets in the case of a consolidation of shares or stock split, share exchange (kabushiki-kokan) or share transfer (kabushiki-iten), or merger, or (iii) to be allotted shares and stock acquisition rights (shinkabu yoyakuken) for free when such rights are granted to shareholders, or (b) those to be allotted rights to subscribe for shares or stock acquisition rights in accordance with the number of shares held by such shareholder when such rights are granted to shareholders. Holders of shares constituting less than a full unit may at any time request that we purchase such shares constituting less than a full unit at their market price in accordance with our share handling regulations. The board of directors may reduce the number of shares constituting one unit or cease to use the unit share system by amendments to the articles of incorporation without shareholders’ approval, even though amendments to the articles of incorporation generally require a special resolution of a general meeting of shareholders.

General Meetings of Shareholders

Under our articles of incorporation, the ordinary general meeting of shareholders is held in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a general meeting of shareholders stating the place, the time and the purpose thereof must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting, provided, however, that we may give certain items to shareholders by means of posting such items on a website instead. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders, and may request to include a summary of proposals which such shareholder intends to submit with respect to the matters that are purpose of such meeting in a convocation notice to our shareholders, by submitting a request to a representative director at least eight weeks prior to the date of such meeting (provided that we may limit the number of such proposals submitted by each shareholder to 10 when including the summary in such a convocation notice). Any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if our articles of incorporation so provide. Our articles of incorporation currently do not include any such provisions.

Voting Rights

Upon the amendment of our articles of incorporation, which will take effect on the date the ADS is listed on Nasdaq, shareholders of our common stock will have one voting right for each unit of 100 shares held by them.

Except as otherwise provided by law or in our articles of incorporation, a majority of the voting rights held by the shareholders present at a general meeting of shareholders is necessary to adopt a resolution at the meeting. Our articles of incorporation provide that the quorum for election of directors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A shareholder may exercise its voting rights in writing or through a proxy, provided that the proxy is also a holder of our shares having voting rights at such meeting.

The Companies Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights, and the approval of not less than two-thirds of the voting rights held by the shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

•

any amendment to our articles of incorporation (except for such amendments that may be made without the approval of shareholders under the Companies Act, such as (i) an increase of the number of authorized shares to the extent that the ratio of such increase in authorized shares does not exceed the ratio of such stock split, (ii) a reduction of the number of shares per unit of shares and (iii) termination of the unit share system; our articles of incorporation do not adopt the unit share system described in (ii) and (iii) above as of the date of this prospectus, although we plan to adopt this system upon listing);

•	dismissal of a director who is an audit and supervisory committee member;

•	our dissolution, merger or consolidation requiring shareholders’ approval;

•	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval;

•	making another corporation a subsidiary by way of a share delivery (kabushiki-kofu) requiring shareholders’ approval;

•	transfer of the whole or a substantial part of our business;

•	transfer of the whole or a part of the shares or equity interests in our subsidiary which meets certain requirements;

•	taking over of the whole of the business of another company requiring shareholders’ approval;

•	our corporate split requiring shareholders’ approval;

•	consolidation of shares of our common stock;

•	acquisition of shares of our common stock from a specific shareholder other than our subsidiary;

•	distribution of Surplus in kind (except when shareholders are granted the right to require that such distribution be made in cash instead of in kind);

•	issuance of new shares or sale of existing shares held by us as treasury stock at a “specially favorable” price except in the case of the allotment of shares to shareholders; and

•

issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) under “specially favorable” conditions except in the case of the allotment of stock acquisition rights to shareholders.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, and taxes will be distributed among holders of shares of our common stock in proportion to the respective numbers of shares held by them.

Issue of Additional Shares and Pre-emptive Rights

Holders of our common stock have no pre-emptive rights. Authorized but unissued shares of our common stock may be issued, or existing shares held by us as treasury stock may be sold, at such times and upon such terms as the board of directors determines subject to the limitations as to the issuance of new shares of our common stock or sale of existing shares held by us as treasury stock at a “specially favorable” price mentioned in “—Voting Rights.” The board of directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares of our common stock or sale of existing shares held by us as treasury stock, in which case such rights must be given on uniform terms to all shareholders as of a record date not less than two weeks’ prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

In the case of an issuance of shares (including a sale of existing shares held by us as treasury stock) or stock acquisition rights whereby any subscriber (including its subsidiaries and other companies set forth in ordinances of the Ministry of Justice) will hold more than 50% of the voting rights of all shareholders, and if shareholders who hold one-tenth or more of the voting rights of all shareholders dissent from the issuance of shares or stock acquisition rights, the approval by a resolution of a general meeting of shareholders is generally required before the payment date (or the allotment date in the case of an issuance of stock acquisition rights) pursuant to the Companies Act.

Stock Acquisition Rights

We have issued stock acquisition rights, and may issue additional stock acquisition rights in the future. Holders of stock acquisition rights are entitled to acquire shares from us upon payment of the applicable exercise price and subject to other terms and conditions. We may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under “specially favorable” conditions, as described in “—Voting Rights.”

Record Date

As mentioned above, March 31 is the record date for the payment of year-end dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. September 30 is the record date for the payment of interim dividends. In addition, by a resolution of the board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to our stock.

Acquisition of Our Common Stock

We may acquire shares of our common stock (i) from all shareholders, on a pro-rata basis, who make an offer to transfer in response to our notification to all shareholders of our intention to acquire shares of our common stock (currently, under our articles of incorporation, pursuant to a resolution of the board of directors if we satisfy the requirements described in (a) through (d) in “Distribution of Surplus—General” above or, regardless of whether we satisfy such requirements, a resolution of a general meeting of shareholders, however, upon amendment of our articles of incorporation, which will take effect on the date the ADS is listed on Nasdaq, pursuant to a resolution of the board of directors if we satisfy such requirements or a resolution of a general meeting of shareholders if we do not satisfy such requirements), (ii) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders) or (iii) from any of our subsidiaries (pursuant to a resolution of the board of directors). In the case of (ii) above, any other shareholder may make a request to us that such shareholder be included as a seller in the proposed purchase.

The total amount of the purchase price of shares of our common stock may not exceed the Distributable Amount as described in “—Distribution of Surplus—Restriction on Distribution of Surplus.”

We may hold the shares of our common stock acquired and may generally dispose of or cancel such shares by a resolution of the board of directors.

Request by a Controlling Shareholder to Sell All Shares

A shareholder holding, directly or indirectly, 90% (or such other percentage above 90% as may be provided in our articles of incorporation) or more of voting rights has the right to request, subject to approval by the board of directors, that the other shareholders and (if the controlling shareholder so determines) all holders of stock acquisition rights (in each case other than us and, if the controlling shareholder so determines, the controlling shareholder’s wholly-owned subsidiaries) sell to the controlling shareholder all shares (and all stock acquisition rights, as the case may be) held by them (kabushikitou uriwatashi seikyu). If the approval is granted by a resolution of the board of directors, we will be required to give public notice thereof to all holders and registered pledgees of shares (and stock acquisition rights, as the case may be) not later than 20 days prior to the effective date of such sales, as proposed by the controlling shareholder.

Disposal of Shares of Our Common Stock Held by Shareholders Whose Location is Unknown

We are not required to continue to send notices to a shareholder if notices sent by us to such shareholder fail to arrive for five consecutive years or more at such shareholder’s address registered in our register of shareholders or otherwise notified to us.

In the above case, if the relevant shareholder also fails to receive dividends on the shares continuously for five years or more at such shareholder’s address registered in our register of shareholders or otherwise notified to us, then we may in general dispose of such shares by auction or by a method other than auction with the permission of the court and hold or deposit the proceeds of such disposition on behalf of the relevant shareholder.

History of Securities Issuances

The following is a history of our securities issuances. On November 15, 2025, we effected a stock split of one share into 200 shares. The historical issuances of preferred shares and common shares described in this subsection have not been retroactively adjusted to reflect the Stock Split. The numbers of shares underlying stock options and the corresponding exercise prices presented in this subsection have been retroactively adjusted to reflect the Stock Split.

Class A Preferred Shares

On January 21, 2021, we issued a total of 250,000 Class A preferred shares to SoftBank Group Corp., SoftBank Corp. and Yahoo Japan Corporation (currently LY Corporation) for an aggregate consideration of JPY 50,000,000,000.

On May 21, 2021, we issued a total of 150,000 Class A preferred shares to SoftBank Group Corp., SoftBank Corp. and Yahoo Japan Corporation for an aggregate consideration of JPY 30,000,000,000.

On July 30, 2021, we issued a total of 550,000 Class A preferred shares to SoftBank Group Corp., SoftBank Corp. and Yahoo Japan Corporation for an aggregate consideration of JPY 110,000,000,000.

Common Shares

On July 15, 2020, we issued a total of 180,000 common shares to SoftBank Group Corp., SoftBank Corp. and Yahoo Japan Corporation for an aggregate consideration of JPY 18,000,000,000.

On April 1, 2022, we issued 140,000 common shares to SoftBank Corp., 280,000 common shares to SVF II Piranha (DE) LLC and 140,000 common shares to Yahoo Japan Corporation in exchange of the same number of Class A preferred shares held by them, respectively.

On October 1, 2022, we issued 545,000 common shares to SoftBank Corp. and 545,000 common shares to Z Intermediate Holdings Corporation in exchange of the same number of Class A preferred shares held by them, respectively.

On April 4, 2025, SVF II Piranha (DE) LLC exercised the stock options it purchased from One97 Communications Singapore Private Limited in December 2024 and we issued 159,012 common shares.

On April 10, 2025, we issued 94,802 common shares to SVF II Piranha (DE) LLC, 92,021 common shares to SoftBank Corp. and 92,021 common shares to LY Corporation for an aggregate consideration of JPY 105,722,866,068.

Stock Options

On September 30, 2020, we issued 42 stock options, upon exercise of which an aggregate of 31,802,400 shares of our common stock will be acquired at an exercise price of JPY 500 per share, and allocated them to One97 Communications Singapore Private Limited. Subsequently, in December 2024, the stock options were sold to SVF II Piranha (DE) LLC, an investment fund ultimately controlled by SoftBank Group Corp. and a shareholder of ours that currently owns 34.0% of our shares.

Plan-related issuance

On August 29, 2022, we issued 4,215 2nd series stock options, 4,215 3rd series stock options, 4,215 4th series stock options, 4,215 5th series stock options, 4,186 6th series stock options, 2,080 7th series stock options, 1,929 8th series stock options, 1,929 9th series stock options, 1,929 10th series stock options, 1,929 11th series stock options, 1,795 12th series stock options, 1,642 13th series stock options, 1,622 14th series stock options, 1,542 15th series stock options, 1,542 16th series stock options, 1,242 17th series stock options, 1,242 18th series stock options, 962 19th series stock options, 542 20th series stock options 542 21st series stock options, 871 22nd series stock options, 871 23rd series stock options, 806 24th series stock options, 806 25th series stock options, 626 26th series stock options, 365 27th series stock options, 365 28th series stock options, 365 29th series stock options, 365 30th series stock options, 365 31st series stock options, 420 32nd series stock options, 420 33rd series stock options, 420 34th series stock options, 400 35th series stock options, 400 36th series stock options, 533 37th series stock options, 533 38th series stock options, 518 39th series stock options, 518 40th series stock options, 518 41st series stock options, 836 42nd series stock options, 836 43rd series stock options, 836 44th series stock options, 836 45th series stock options and 836 46th series stock options, upon exercise of which an aggregate of the number of shares of our common stock adjusted for the Stock Split, will be acquired at an exercise price of JPY 1,300 per share respectively, and allocated them to Kotaeru Trust Co., Ltd., which will subsequently deliver such stock options in the future in accordance with the trust agreement between Kotaeru

Trust Co., Ltd. and SoftBank Corp. and the trust agreement between Kotaeru Trust Co., Ltd. and LY Corporation to directors, corporate officers and employees of us and our subsidiaries designated by us as beneficiaries of the trusts in accordance with the trust management agreement between us, Kotaeru Trust Co., Ltd. and Kotaeru Holdings Co., Inc.

On May 31, 2025, we granted 38,127 47th series stock options and 2,675 48th series stock options through tax qualified-type stock options and 2,845 49th series stock options through one-yen-exercisable at retirement-type stock options. These stock options entitle the holders, upon exercise, to purchase the number of shares of our common stock, adjusted for the Stock Split, at an exercise price of JPY 1,300 per share for the 47th and 48th series stock options and JPY 1 per share for the 49th series stock options, respectively. These stock options were allocated to our directors, corporate officers and other employees.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one common share (or a right to receive one common share) deposited with Mizuho Bank, Ltd., as custodian for the depositary in Japan. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary will be the holder of the common shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 277.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. Unless we agree otherwise with the depositary, the depositary will distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell common shares which would require it to deliver a fraction of an ADS (or ADSs representing those common shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares. The depositary may sell a portion of the distributed common shares (or ADSs representing those common shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary will, to the extent it deems lawful and practical, (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

Your ability to deposit shares for delivery of ADSs or to surrender ADSs and receive delivery of the deposited shares may be subject to special pre-notification and preclearance requirements under Japanese law and regulations. See “Japanese Foreign Exchange Regulations” for more information.

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

However, your ability to deposit common shares for delivery of ADS will be, and your right to receive delivery of common shares upon surrender of ADSs may be, subject to obtaining required pre-clearance under the Japanese Foreign Exchange and Foreign Trade Act. Therefore, if you intend to deposit shares, you should notify the depositary at least 30 days in advance. If you intend to surrender ADSs for delivery of common shares, you should contact Japanese legal counsel to determine if you will need to obtain pre-clearance for that transaction. See “Japanese Foreign Exchange Regulations.”

When can ADSs be cancelled by the depositary?

The depositary may cancel ADSs if there are no underlying deposited securities, or those deposited securities have become apparently worthless or to the extent there are insufficient underlying deposited securities because of an increase in the number of shares represented by one ADS.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited common shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. If we asked the depositary to solicit voting instructions, the depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of incorporation or similar documents, to vote or to have its agents vote the deposited shares as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the common shares. However, you may not know about the meeting enough in advance to withdraw the common shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date as to a particular question to be voted on and we confirm to the depositary that

•	we wish to receive a discretionary proxy to vote uninstructed common shares;

•	as of the instruction cutoff date we reasonably do not know of any substantial shareholder opposition to that question; and

•	that question is not materially adverse to the interests of our shareholders,

then the depositary will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited common shares represented by your ADSs as that question.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the common shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Under the deposit agreement, we and the depositary may modify the voting procedures described above or adopt additional voting procedures not described above as we determine may be necessary or appropriate to comply with applicable law or regulation.

Fees and Expenses

Holders or persons depositing or withdrawing shares, surrendering ADSs, or to whom or from whom ADSs are delivered or cancelled, must pay:	For:

$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property or in relation to a change in the number of shares represented by ADSs

Surrender of ADSs for the purpose of withdrawal or cancellation of ADSs, including if the deposit agreement terminates or in relation to a change in the number of shares represented by ADSs

$.10 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Fees assessed from time to time, but not exceeding $.10 per ADS during any calendar year	Depositary services

Registration or transfer fees	Transfer and registration of common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or common shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects its annual fee for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed $.10 per ADS in a calendar year, an investor may be charged more than one such fee in a consecutive twelve-month period. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, unless we and the depositary agree otherwise, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status. We and the depositary have no liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of common shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying common shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our common shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying common shares. Purchasers of ADSs in secondary transactions will be subject to the jury trial waiver provision to the same extent as purchasers of the ADSs offered in this offering. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have ADSs outstanding representing approximately 8.22% of our common shares (or ADSs outstanding representing approximately 9.34% of our common shares if the underwriters exercise in full the over-allotment option).

All of the ADSs sold in this offering and the common shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All issued common shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted common shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of the ADSs acquired in this offering by our affiliates.

Pursuant to Rule 144, common shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements.

Sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs, and while we have been approved to list the ADSs on Nasdaq, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our common shares not represented by ADSs.

Lock-up Agreements

We and holders of substantially all of the shares of our common stock, including the selling shareholder, have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares, or ADSs representing the common shares, or any securities convertible into or exchangeable or exercisable for our common shares, or ADSs representing the common shares, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180 day period, the common shares or ADSs held by holders of substantially all of the shares of our common stock, including the selling shareholder, may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our issued shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our common shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 6,686,255 common shares immediately after this offering; and

•	the average weekly trading volume of the ADSs on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in “brokers’ transactions” as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased common shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

We intend to enter into the Registration Rights Agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of our common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares. Registration of these common shares under the Securities Act would result in these common shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates. See “Related Party Transactions—Registration Rights Agreement.”

TAXATION

The following is a general summary of certain Japan and United States federal income tax consequences relevant to an investment in the ADSs and common shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than Japan and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and common shares.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of the ADSs and common shares, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan (collectively, “non-resident holders”). The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this prospectus, and are subject to changes in applicable Japanese laws, tax treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the ADSs and common shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a non-resident holder will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to the ADSs and common shares and such tax will be withheld prior to payment of dividends. Stock splits generally are not subject to Japanese income or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid by a Japanese corporation on listed shares (the ADSs are treated as listed shares once they are listed on the Nasdaq as planned; and our common shares are treated as listed shares if they are listed on a stock exchange) to non-resident holders, other than any non-resident holder who is an individual shareholder holding 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the great earthquake that occurred in Japan in 2011.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of shares and subject to the same tax treatment as sale of ADSs and common shares as described below. Distributions made in consideration of repurchase by us of our own common shares or in connection with certain reorganization transactions will, in general, be treated substantially in the same manner.

As of the date of this prospectus, Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, the Netherlands, Spain, Switzerland and the United Kingdom. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on the ADSs and common shares.

Non-resident holders who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on common shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks together with any required forms and documents. With respect to ADSs, where the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax, the depositary or its agent is required to submit an application form before payment of dividends so that the withholding will be suspended in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent is required to submit another application form together with certain other documents so that such holder can claim exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of the ADSs and common shares outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired the ADSs and common shares from another individual as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.

Certain United States Federal Income Tax Considerations to United States Holders

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and common shares. This discussion is applicable only to United States Holders (as defined below) (i) who are residents of the United States for purposes of the Convention between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (the “Treaty”), (ii) whose ADSs or common shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty. In addition, this discussion deals only with United States Holders that hold the ADSs or common shares as capital assets for United States federal income tax purposes (generally, property held for investment).

As used herein, the term “United States Holder” means a beneficial owner of the ADSs or common shares that is, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder, as well as the Treaty, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer or broker in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the ADSs or common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person required to accelerate the recognition of any item of gross income with respect to the ADSs or common shares as a result of such income being recognized on an applicable financial statement;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the ADSs or common shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws.

If you are considering the purchase of the ADSs or common shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of the ADSs or common shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or common shares (including any amounts withheld on account of Japanese withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the ADSs or common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange (see “—Taxation of a Sale, Exchange or Other Disposition of ADSs or Common Shares” below). We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, and we believe we will be eligible for the benefits of the Treaty. However, dividends received by non-corporate United States Holders will not be treated as “qualified dividend income” that is subject to reduced rates of taxation if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in yen will equal the U.S. dollar value of the yen received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the yen are converted into U.S. dollars. If the yen received as a dividend are converted into U.S. dollars on the date of receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the yen received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the yen will be treated as United States source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. You will generally be required to properly demonstrate to the Japanese tax authorities your entitlement to the reduced rate of withholding under the Treaty. See “—Japanese Taxation” above for a discussion of the requirements for obtaining a reduced rate under the Treaty. Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Japanese withholding taxes on dividends (at a rate not exceeding the applicable Treaty rate) may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit if the relevant taxpayer does not elect to apply the benefits of an applicable income tax treaty, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Japanese withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that you will not be eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if you claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of a foreign tax credit or a deduction under your particular circumstances.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain interest derived in the active conduct of a banking business). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status is a factual determination that is made annually, and thus may be subject to change due to changes in our income or asset composition or in the value of our assets. Because the value of our goodwill may be determined based on the expected market value of the ADSs from time to time, a decrease in the price of the ADSs may also result in our becoming a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold the ADSs or common shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold the ADSs or common shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of the ADSs or common shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold the ADSs or common shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or common shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or common shares provided such ADSs or common shares are treated as “marketable stock.” The ADSs or common shares generally will be treated as marketable stock if the ADSs or common shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on Nasdaq which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the common shares will be listed on Nasdaq. Consequently, if you are a holder of common shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs or common shares at the end of the year over your adjusted tax basis in the ADSs or common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs or common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs or common shares in a taxable year that we are a PFIC, (i) any gain will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, with any excess treated as a capital loss.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or common shares are no longer regularly traded on a qualified exchange, or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you may continue to be subject to the general PFIC rules discussed above with respect to your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, United States persons can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you with respect to the ADSs or common shares because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold the ADSs or common shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the ADSs or common shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold the ADSs or common shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or common shares if we are considered a PFIC in any taxable year.

Taxation of a Sale, Exchange or Other Disposition of ADSs or Common Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your adjusted tax basis in the ADSs or common shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or common shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the ADSs or common shares and the proceeds from the sale, exchange or other disposition of the ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided that the required information is timely furnished to the IRS.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership or disposition of the ADSs or common shares. Each holder should consult such holder’s own tax advisors concerning the overall tax consequences to it, including the consequences under laws other than United States federal income tax laws, of an investment in the ADSs or common shares.

UNDERWRITING

We, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. In alphabetical order, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Mizuho Securities USA LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs & Co. LLC	11,079,924
J.P. Morgan Securities LLC	11,079,924
Mizuho Securities USA LLC	11,079,924
Morgan Stanley & Co. LLC	9,430,308

Citigroup Global Markets Inc.	2,199,489
Jefferies LLC	1,924,553
BofA Securities, Inc.	1,099,744
SG Americas Securities, LLC	1,099,744
Nomura Securities International, Inc.	1,044,757
Cantor Fitzgerald & Co.	824,808
Credit Agricole Securities (USA) Inc.	824,808
Daiwa Capital Markets America Inc.	824,808
Deutsche Bank Securities Inc.	824,808
Natixis Securities Americas LLC	824,808
SMBC Nikko Securities America, Inc.	274,936
WR Securities, LLC	54,987
ING Financial Markets LLC	164,962
Barclays Capital Inc.	109,974
Intesa Sanpaolo IMI Securities Corp.	109,974
Santander US Capital Markets LLC	109,974

Total	54,987,214

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional 8,248,081 ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any ADSs made outside of the United States may be made by affiliates of the underwriters.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering of the ADSs. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

Bernstein Institutional Services LLC is serving as selling agent on behalf of SG Americas Securities, LLC in the offering described herein. Bernstein Institutional Services LLC and certain of its affiliates may provide investor feedback, research, market sounding, block monitoring, market intelligence, historical market, or trading information and origination and deal execution support to SG Americas Securities, LLC in connection with this offering and may also provide such services in the general course of business.

Discount, Commissions and Expenses

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 8,248,081 additional ADSs with respect to the per ADS and total underwriting discounts and commissions to be paid by us.

Paid by Us

	$		$
	No Exercise		Full Exercise
Per ADS		$0.60		$0.60
Total		$18,632,552		$23,581,401

Paid by the Selling Shareholder

	$		$
Per ADS		$0.60
Total		$14,359,776

We and the selling shareholder estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $74,209,012. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, up to $75,000. The underwriters have agreed to reimburse us for $1,147,558 of expenses in connection with the offering.

Listing

We have been approved to quote the ADSs on Nasdaq under the symbol “PAYP.”

We expect that delivery of the ADSs will be made to investors against payment therefor on or about March 13, 2026, which will be the second business day following the date of pricing of the offering (such settlement being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade ADSs prior to delivery hereunder will be required, by virtue of the fact that our shares and ADSs initially settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the ADSs who wish to trade the ADSs prior to their date of delivery hereunder should consult their advisors.

Lock-up Agreements

We have agreed, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus (the “Lock-Up Period”), not to, and not to publicly disclose an intention to, and not to cause any direct or indirect affiliate to, (i) offer, sell, contract to sell, pledge, grant any option or contract to purchase, purchase any option or contract to sell, make any short sale, loan, hedge or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit with the SEC a registration statement relating to, any ADSs or shares of common stock or any securities of ours that are substantially similar to the ADSs or shares of common stock, or any options or warrants to purchase any ADSs or shares of common stock or any securities of ours that are substantially similar to the ADSs or shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive ADSs or shares of common stock or any securities of ours that are substantially similar to the ADSs or shares of common stock (collectively, the “Lock-Up Securities”), or (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction or arrangement described in (i) or (ii) above is to be settled by delivery of the ADSs or shares of common stock or such other securities, in cash or otherwise, whether now owned or hereinafter acquired, owned directly by such person (including holding as a custodian) or with respect to which such person has beneficial ownership within the rules and regulations of the SEC, without the prior consent of the representatives.

The restrictions described in the paragraph above relating to us do not apply to:

(a) the ADSs and shares of common stock to be sold hereunder;

(b) the issuance of up to 10% of the shares of common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, shares of common stock, outstanding immediately following the completion of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into an agreement with the underwriters covering the remainder of the Lock-Up Period;

(c) the issuance by us of Lock-up Securities upon exercise of outstanding employee stock options existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the underwriting agreement and as described herein;

(d) the approval and/or establishment of share incentive plans or any grant of awards under any such plan, provided that any such awards will not vest during the Lock-Up Period;

(e) the filing of any registration statement on Form S-8 relating to Lock-up Securities granted or to be granted pursuant to any plan described herein or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; and

(f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Lock-up Securities, provided that (A) such plan does not provide for the transfer of Lock-up Securities, or securities convertible into, exercisable for or which are otherwise exchangeable for, Lock-up Securities, during the Lock-up Period and (B) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Lock-up Securities may be made under such plan during the Lock-up Period.

Holders of substantially all of the shares of our common stock, including the selling shareholder, have agreed, for the duration of the Lock-Up Period, not to, and not to publicly disclose an intention to, and will not cause any direct or indirect affiliate to, (i) offer, sell, contract to sell, pledge, grant any option or contract to purchase, purchase any option or contract to sell, make any short sale, loan, hedge or otherwise transfer or dispose of, directly or indirectly, any Lock-Up Securities, or (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction or arrangement described in (i) or (ii) above is to be settled by delivery of the ADSs or shares of common stock or such other securities, in cash or otherwise, whether now owned or hereinafter acquired, owned directly by such person (including holding as a custodian) or with respect to which such person has beneficial ownership within the rules and regulations of the SEC, without the prior consent of the representatives.

The restrictions described in the paragraph above relating to the selling shareholder do not apply to:

(a) the ADSs and shares of common stock to be sold hereunder;

(b) any disposition or transfer with respect to the Lock-up Securities as one or more bona fide gifts or charitable contributions, provided that (i) such transfer shall not involve a disposition for value, (ii) the donee or donees thereof agree to be bound in writing by the restrictions described herein for the remainder of the Lock-Up Period and (iii) no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such distribution (other than a filing on Form 5 made after the expiration of the Lock-Up Period and other than any required filing under Section 16(a) of the Exchange Act, or other required public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities, which filing, report or announcement shall indicate in the footnotes thereto the nature and conditions of such transfer);

(c) any disposition or transfer with respect to the Lock-up Securities to any trust for the direct or indirect benefit of the selling shareholder or the immediate family of the selling shareholder (for purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); provided that (i) such transfer shall not involve a disposition for value, (ii) the trustee and, if applicable, the trust beneficiaries agree in writing to be bound by the restrictions described herein for the remainder of the Lock-Up Period and (iii) no filing by any party (including transferor, transferee, trustee or beneficiary) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer (other than a filing on Form 5 made after the expiration of the Lock-Up Period and other than any required filing under Section 16(a) of the Exchange Act, or other required public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities, which filing, report or announcement shall indicate in the footnotes thereto the nature and conditions of such transfer);

(d) any deposit of shares of common stock with the depositary in exchange for the issuance of ADSs representing such deposited shares of common stock; provided that any such ADSs shall remain subject to the restrictions described herein for the remainder of the Lock-Up Period;

(e) any disposition or transfer with respect to the Lock-up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of the ADSs or shares of common stock involving a prospective change of control of us (for purposes of this paragraph, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of the ADSs or shares of common stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of our outstanding voting securities (or the surviving entity)); provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such Lock-up Securities held by the selling shareholder shall remain subject to the restrictions on transfer described herein for the remainder of the Lock-Up Period;

(f) any disposition or transfer to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (b) through (e) above; provided that such nominee or custodian agrees in writing to be bound by the restrictions described herein for the remainder of the Lock-Up Period;

(g) any disposition or transfer as part of or in connection with any open market transactions relating to the Lock-Up Securities acquired by the selling shareholder from time to time after completion of this offering;

(h) any pledge, charge, lien, mortgage, hypothecation or other granting of a security interest in respect of the Lock-up Securities (including any sale, transfer, appropriation or other disposition with respect to the Lock-up Securities in connection with any such pledge, charge, lien, mortgage, hypothecation or other granting of a security interest) to or for the benefit of one or more banks, financial or other lending institutions or other finance counterparties (as well as any security agent, securities intermediary and/or custodian) (collectively, the

“Pledgees”) as collateral or security for or in connection with any margin loan or other loans, advances or extensions of credit or other financing transaction entered into by the selling shareholder or any of its direct or indirect subsidiaries, and any sales, transfers, appropriations or other dispositions of such Lock-up Securities to the applicable Pledgee(s) or other third parties upon or following foreclosure upon or enforcement of such Lock-up Securities in accordance with the terms of the documentation governing any margin loan or other loan, advance, or extension of credit or other financing transaction (including, without limitation, pursuant to any agreement or arrangement existing as of the date hereof); provided that, with respect to any pledge, charge, lien, mortgage, hypothecation or other granting of a security interest set forth above after the execution of the underwriting agreement, the applicable Pledgee(s) shall be informed of the existence and contents of the restrictions described herein before entering into any margin loan or other loans, advances or extensions of credit or other financing transaction or other financing transaction and further, provided that any purchaser or transferee of such Lock-up Securities shall, upon foreclosure on the pledged Lock-up Securities, execute an agreement stating that the transferee is receiving and holding such share capital subject to the restrictions described herein and there shall be no further transfer of such share capital except in accordance with the restrictions described herein;

(i) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of the Lock-up Securities; provided that (i) such plan does not provide for the transfer of the Lock-up Securities during the Lock-Up Period and (ii) to the extent a public announcement, report or filing under the Exchange Act, if any, is required by or on behalf of the selling shareholder or us regarding the establishment of such plan, such announcement, report or filing shall include a statement to the effect that no transfer, sale or other disposition of Lock-Up Securities may be made under such plan during the Lock-Up Period; and

(j) the transfer by the selling shareholder of any of the Lock-up Securities (i) to another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of the selling shareholder, or to any investment fund or other entity which fund or entity is controlled or managed by the selling shareholder or affiliates of the selling shareholder, or (ii) as part of a distribution by the selling shareholder to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such share capital subject to the restrictions described herein during the Lock-Up Period and there shall be no further transfer of such share capital during the Lock-Up Period except in accordance with the restrictions described herein; provided, further, that it shall be a condition to such transfer that no public filing, report or announcement not otherwise required under applicable law shall be voluntarily made and if any filing under the equivalent of Section 16(a) of the Exchange Act in non-U.S. jurisdictions, or other public filing, report or announcement reporting a reduction in beneficial ownership of the Lock-up Securities in connection with such transfer or distribution shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto or otherwise the nature and conditions of such transfer.

The restrictions described in the paragraph above relating to holders of substantially all of the shares of our common stock, excluding the selling shareholder, do not apply to:

(a) any transfer as one or more bona fide gifts or charitable contributions, provided that the donee or donees thereof agree to be bound in writing by the restrictions described herein;

(b) any transfer to any trust for the direct or indirect benefit of such holder or the immediate family of such holder (for purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(c) any transfer pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the ADSs or shares of common stock involving a prospective change of control of us (for purposes of this paragraph, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of the ADSs or shares of common stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of our outstanding voting securities (or those of the surviving entity)); provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by such holder shall remain subject to the restrictions on transfer described herein;

(d) any transfer as part of or in connection with any open market transactions relating to the ADSs or shares of common stock acquired by such holder from time to time after the completion of this offering;

provided that (i) in the case of any transfer or distribution pursuant to clause (a) and (b) above, such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the representatives a lock-up letter consistent with the restrictions described herein; and (ii) in the case of any transfer or distribution pursuant to clause (a), (b) and (d) above, no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Lock-Up Period);

(e) any transfer in connection with any deposit of shares of common stock with the depositary in exchange for the issuance of the ADSs representing shares of common stock so deposited, provided that the ADSs shall remain subject to the restrictions described herein;

(f) any transfer to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (c) and (e) above;

(g) any transfer with the prior written consent of the representatives.

(h) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of such holder’s Lock-Up Securities, provided that (A) such plan does not provide for the transfer of such holder’s Lock-Up Securities during the Lock-Up Period and (B) to the extent a public filing or announcement is required of or voluntarily made by or on behalf of such holder or by us regarding the establishment of such plan, such filing or announcement shall include a statement to the effect that no transfer of such holder’s Lock-Up Securities may be made under such plan during the Lock-up Period; and

(i) if such holder is a corporation, partnership, limited liability company or other business entity, the transfer by such holder of any of the Lock-Up Securities (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of such holder, or to any investment fund or other entity which fund or entity is controlled or managed by such holder or affiliates of such holder, or (B) as part of a distribution by such holder to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such share capital subject to the restrictions described herein and there shall be no further transfer of such share capital except in accordance with those restrictions, and provided further that (1) any such transfer shall not involve a disposition for value and (2) it shall be a condition to such transfer that no public filing, report or announcement not otherwise required under applicable law shall be voluntarily made and if any filing under the equivalent of Section 16(a) of the Exchange Act in non-U.S. jurisdictions, or other public filing, report or announcement reporting a change in beneficial ownership of the shares of common stock in connection with such transfer or distribution shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto or otherwise the nature and conditions of such transfer;

The representatives, in their sole discretion, may release the Lock-up Securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Solely with respect to holders of substantially all of the shares of our common stock, including the selling shareholder, if the representatives release any person who has entered into, and is similarly restricted pursuant to, lock-up agreements imposing restrictions substantially similar to those restrictions described herein (each such person, a “Holder,” and each such lock-up agreement, an “Additional Lock-Up Agreement”) from the restrictions contained in an Additional Lock-Up Agreement (each such Holder, a “Released Holder”), the same percentage of the ADSs or shares of common stock held by such person (calculated as the number of ADSs or shares of common stock benefitting from such release divided by the total number of ADSs or shares of common stock held by the Released Holder) shall be immediately and fully released on the same terms from any remaining lockup restrictions described herein. Notwithstanding the foregoing, the provisions of this paragraph will not apply (1) if the release or waiver is effected solely to permit a transfer not involving a disposition for value, (2) if the transferee agrees in writing to be bound by the same terms described in such Additional Lock-Up Agreement to the extent and for the duration that such terms remain in effect at the time of transfer, (3) if the total amount that is released or waived with respect to all Additional Lock-Up Agreements is in the aggregate less than or equal to 1% of the total number of outstanding ADSs or shares of common stock or (4) if the release or waiver is granted due to circumstances of an emergency or hardship as determined by the representatives in their sole judgment.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

Indemnification

We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to the offering, there has been no public market for our common stock or the ADSs. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be the information set forth in this prospectus and otherwise available to the representatives, our historical performance, estimates of our business potential and earnings prospects, the history and prospects for the industries in which we compete, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies, an assessment of our management, the consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant by the underwriters and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, certain of the underwriters and/or their respective affiliates act as agents and/or lenders under credit facilities of the selling shareholder, for which they have received customary fees.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Public Offering Without Listing in Japan

This offering includes a public offering without listing in Japan of the ADSs (the “POWL”). Approximately 8,653,079 ADSs have been allocated to the POWL. The completion of this offering is not conditioned upon completion of the POWL. All of the ADSs offered in the POWL will be offered by Mizuho Securities Co., Ltd. and PayPay Securities Corporation, acting as agent and sub-agent, respectively, of Mizuho Securities USA LLC, and certain of their selling members (if any).

It is intended that the POWL be made by way of a public offering in Japan in accordance with the FIEA and the regulations thereunder. This document is not intended to constitute an offer of, or the solicitation of an offer to buy, ADSs to any resident of Japan. The POWL, if made, will be made pursuant to a securities registration statement filed and its amendments to be filed by us (as amended, collectively, the “SRS”) with the relevant authority in Japan in accordance with the FIEA. The offering price will be identical for both the POWL and this offering. The ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident in Japan, except in accordance with the terms and conditions of the POWL under the SRS. As used in this paragraph, resident in Japan means any person residing in Japan, including any corporations or other entities organized under the laws of Japan.

Indications of Interest

The Cornerstone Investors have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $220 million of the ADSs offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, the Cornerstone Investors may determine to purchase more, fewer, or no ADSs in this offering, or the underwriters may determine to sell more, less or no ADSs to the Cornerstone Investors. The underwriters will receive the same underwriting discount on any ADSs purchased by the Cornerstone Investors as they will from the other ADSs sold to the public in this offering.

Selling Restrictions

Other than in the United States and Japan, no action has been taken by us, the selling shareholder or the underwriters that would permit a public offering of the ADSs offered by this prospectus in any jurisdiction where action for that purpose is required. The ADSs offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such ADSs be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ADSs offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful. Certain of the underwriters may resell ADSs to or through one or more of their affiliates as selling agent. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the ADSs may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the ADSs shall require us and/or the selling shareholder or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant State who receives any communication in respect of, or who acquires any ADSs under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:

(a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

(b)

in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the ADSs acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the ADSs have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the selling shareholder, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire ADSs in the offering.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

This prospectus has been prepared on the basis that the offering of the ADSs falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and accordingly there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.

No ADSs which are the subject of this prospectus have been offered or will be offered to the public in the United Kingdom except:

(a)	at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

(b)

at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

(c)	at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any ADSs means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to buy or subscribe for the ADSs.

Canada

The ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

It is expected that the POWL will be made in Japan without listing on any stock exchange in Japan in accordance with the terms and conditions stated in the SRS filed with the relevant authority in Japan. The ADSs may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except in accordance with the terms and conditions of the POWL under the SRS.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the Nasdaq listing fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$	174,656
Nasdaq listing fee		325,000
Financial Industry Regulatory Authority filing fee		190,206
Printing and engraving expenses		229,750
Legal fees and expenses		9,766,403
Accounting fees and expenses		58,556,936
Miscellaneous		4,614,703

Total	US$	73,857,654

LEGAL MATTERS

We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York state law. The validity of the common shares represented by the ADSs offered in this offering and legal matters as to Japanese law will be passed upon for us by Mori Hamada & Matsumoto. Certain legal matters as to Japanese law will be passed upon for the underwriters by Nagashima Ohno & Tsunematsu. Certain legal matters in connection with this offering will be passed upon for the selling shareholder by Latham & Watkins LLP.

EXPERTS

The financial statements of PayPay Corporation as of March 31, 2024 and 2025 and for each of the three years in the period ended March 31, 2025 included in this prospectus, have been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu LLC are located at Marunouchi Nijubashi Building, 3-2-3 Marunouchi, Chiyoda-ku, Tokyo, 100-8360, Japan.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying common shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC may be obtained over the internet at the SEC’s web site at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

PAYPAY CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and management of PayPay Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PayPay Corporation and subsidiaries (the “Group”) as of March 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2025, the related notes and the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the Audit and Supervisory Committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue – Transaction and service income – PayPay Settlement Services and Payment settlement service deduction — Refer to Notes 4 and 31 to the financial statements

Critical Audit Matter Description

The Group’s revenue from the PayPay Settlement Services is based on the settlement amount and the predetermined rates. The processing of transactions and recording of revenue is based on contractual terms in multiple agreements with PayPay Merchants and PayPay Users, and are highly automated and sourced from multiple systems and databases utilizing various tools to convert and transfer data between systems, databases and spreadsheets. Revenue from PayPay Settlement Services also involves manual entries to record PayPay Points, which is accounted for as consideration payable to customers and, therefore, as a deduction from revenue.

We identified revenue from the PayPay Settlement Services, together with the Payment settlement service deduction, as a critical audit matter given the Group’s processes to record revenue are highly automated, involves multiple systems, databases, and tools, and the underlying data used to manually record consideration payable to customers are also highly dependent on Group’s technology infrastructure. This required an increased extent of effort, including the need for us to involve professionals with expertise in information technology (“IT”), to understand the process flow and data flow; to identify, test, and evaluate the relevant systems (including software applications) and automated controls; as well as to test and evaluate the underlying data used in the manual entries recorded as a deduction from revenue. Significant auditor judgment was required to design and execute the audit procedures and to assess the sufficiency of the procedures performed and evidence obtained due to the complexity of the Group’s technology infrastructure to recognize revenue.

How the Critical Audit Matter Was Addressed in the Audit

•	With the assistance of our IT specialists, we:

–

identified the relevant systems and database used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and system operation controls.

–

tested the design, implementation, and operating effectiveness of system interface controls and automated controls within the PayPay Settlement Services revenue stream, as well as the controls designed to ensure the accuracy and completeness of revenue.

–	evaluated the integrity of underlying data used for the deduction from revenue in terms of access logs in these systems.

•

We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various reports extracted from various systems and database to the Group’s general ledger.

•

For a sample of revenue transactions, we performed detail transaction testing by agreeing the amounts of revenue recognized to supporting documents and testing the mathematical accuracy of the recorded revenues.

•	We tested the underlying data used for the deduction from revenue by agreeing the incentives granted with the respective contracts and tested the mathematical accuracy.

Acquisitions – PayPay Bank – Accounting policy determination for business combination of entities under common control— Refer to Notes 4 and 8 to the financial statements

Critical Audit Matter Description

As described in Note 8 to the consolidated financial statements, in April 2025, PayPay Corporation acquired 75.5% voting shares of PayPay Bank Corporation. The transaction was accounted for as a business combination of entities under common control as PayPay Corporation and PayPay Bank Corporation were both controlled by SoftBank Group Corp. before and after the acquisition. The Group applied the pooling of interest method and retrospectively consolidates the financial statements of PayPay Bank Corporation as if it had always been combined to the earliest comparative period.

The principal considerations for our determination that the acquisition is a critical audit matter include the fact that significant audit effort was necessary to evaluate management’s application of the appropriate accounting treatment for the acquisition in the absence of explicit standards for business combination of entities under common control under IFRS Accounting Standards.

How the Critical Audit Matter Was Addressed in the Audit

In order to address this matter, we performed procedures and evaluated audit evidence in connection with forming our opinion on the consolidated financial statements.

•	We tested the design and operating effectiveness of control over management’s review of the determination of appropriate accounting treatment for the acquisition of PayPay Bank Corporation.

•

We audited the financial information related to PayPay Bank Corporation incorporated in the Group’s consolidated financial statements in accordance with the pooling of interest method for each of the years presented.

•

We involved our business combination subject matter specialists to assist us in evaluating the appropriateness of the Group’s accounting treatment and policy applied to account for the acquisition of PayPay Bank Corporation.

•	We evaluated the sufficiency, accuracy and completeness of the disclosures in the consolidated financial statements related to the acquisition of PayPay Bank Corporation.

/s/ DELOITTE TOUCHE TOHMATSU LLC

Marunouchi, Chiyoda-ku, Tokyo, JAPAN

December 17, 2025

We have served as the Group’s auditor since 2019.

PayPay Corporation

Consolidated Statements of Financial Position

			(In millions of yen)

	Notes	April 1, 2023 Restated	March 31, 2024 Restated	March 31, 2025

Assets

Cash and cash equivalents	9,37	859,313	744,323	369,811

Guarantee deposits	10,37	282,291	321,885	244,229

Call loans	37	98,000	116,083	63,000

Accounts receivable	11,37	188,111	137,760	141,054

Loans and advances to customers	12,37	1,217,427	1,528,552	1,927,607

Securities	13,37	468,837	769,157	1,075,748

Other financial assets	14,37	17,021	20,761	23,130

Property and equipment	15	14,300	14,535	14,493

Right-of-use assets	16	9,728	8,852	14,799

Intangible assets	17	56,545	61,690	65,672

Goodwill	17,18	9,919	9,919	15,157

Investment accounted for using the equity method		–	–	1,012

Deferred tax assets	19	29,198	34,261	49,392

Other assets	20	37,578	38,604	37,001

Total assets		3,288,268	3,806,382	4,042,105

See Notes to Consolidated Financial Statements

			(In millions of yen)

	Notes	April 1, 2023 Restated	March 31, 2024 Restated	March 31, 2025

Liabilities

Deposits	21,37	1,876,176	2,136,577	2,385,939

Accounts payable	22,37	673,063	808,449	949,397

Income tax payables		2,739	4,109	6,477

Borrowings	23,37	494,540	603,218	399,578

Other financial liabilities	24,37	20,961	31,361	34,207

Provisions	25	2,603	7,295	7,041

Lease liabilities	16,23,37	8,698	7,734	12,097

Deferred tax liabilities	19	–	98	377

Other liabilities	26	17,948	16,290	23,261

Total liabilities		3,096,728	3,615,131	3,818,374

Shareholders’ equity

Issued capital	29	116,452	94,180	91,434

Share premium	29	17,972	14,617	13,727

Accumulated deficit	3,29	(62,259)	(43,516)	(4,887)

Accumulated other comprehensive loss	29	(108)	(119)	(379)

Equity attributable to owners of the parent company		72,057	65,162	99,895

Non-controlling interests	38	119,483	126,089	123,836

Total shareholders’ equity		191,540	191,251	223,731

Total liabilities and shareholders’ equity		3,288,268	3,806,382	4,042,105

See Notes to Consolidated Financial Statements

Consolidated Statements of Profit or Loss

			(In millions of yen)

		For the year ended

	Notes	March 31, 2023 Restated	March 31, 2024 Restated	March 31, 2025

Transaction and service income		146,927	174,127	203,595

Interest income		50,285	73,884	88,442

Gains (losses) on financial instruments		2,079	4,641	5,529

Other operating income		1,903	1,959	1,512

Total revenue	7,31,32,33	201,194	254,611	299,078

Point expenses		(42,283)	(45,402)	(50,362)

Settlement related cost		(38,482)	(39,992)	(43,662)

Employee benefit expenses		(30,476)	(37,764)	(41,483)

Professional and outsourcing services expenses		(30,547)	(34,800)	(28,767)

Provision for loss allowance		(15,187)	(23,006)	(23,942)

Other operating expenses		(64,767)	(73,636)	(75,352)

Total operating expenses	7,27,34	(221,742)	(254,600)	(263,568)

Operating profit (loss)	7	(20,548)	11	35,510

Share of loss of a joint venture accounted for using the equity method		–	–	(549)

Profit (loss) before tax		(20,548)	11	34,961

Income tax (expense) benefit	19	(4,398)	(841)	4,196

Profit (loss) for the year		(24,946)	(830)	39,157

Attributable to

Owners of the parent company		(25,856)	(3,350)	36,170

Non-controlling interests	38	910	2,520	2,987

				(In yen)

Earnings (loss) per share

Earnings (loss) per share attributable to owners of the parent company [1]

Basic earnings (loss) per share	35	(58.7)	(6.1)	65.8

Diluted earnings (loss) per share	35	(58.7)	(6.1)	65.8

[1]	The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 42, Subsequent Events for details of share split.

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

			(In millions of yen)

		For the year ended

	Notes	March 31, 2023 Restated	March 31, 2024 Restated	March 31, 2025

Profit (loss) for the year		(24,946)	(830)	39,157

Other comprehensive income (loss) for the year, net of tax

Items that may be reclassified subsequently to profit or loss

Changes in the fair value of debt instruments at FVTOCI		(1,147)	(1,110)	(3,525)

Reclassification to profit or loss of debt instruments at FVTOCI on derecognition		420	(21)	71

Exchange differences on translation of foreign operations	29	(7)	11	(10)

Total comprehensive income (loss) for the year, net of tax		(25,680)	(1,950)	35,693

Total comprehensive income (loss) for the year, net of tax attributable to

Owners of the parent company		(25,907)	(3,361)	35,910

Non-controlling interests		227	1,411	(217)

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity

For the year ended March 31, 2023 (Restated)

							(In millions of yen)

		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity

Balance as of April 1, 2022		121,800	56,230	(55,056)	—	122,974	45,749	168,723

Retrospective adjustments from transactions under common control [1]		—	6,545	(1,209)	(57)	5,279	58,784	64,063

Balance as of April 1, 2022		121,800	62,775	(56,265)	(57)	128,253	104,533	232,786

Loss for the year		—	—	(25,856)	—	(25,856)	910	(24,946)

Other comprehensive loss	29	—	—	—	(51)	(51)	(683)	(734)

Total comprehensive income (loss) for the year		—	—	(25,856)	(51)	(25,907)	227	(25,680)

Dividends paid to non-controlling interests [2].	30	—	—	—	—	—	(33,644)	(33,644)

Dividends paid to the ultimate parent company [2]	30	—	(862)	(4,067)	—	(4,929)	—	(4,929)

Transfer from issued capital to share premium [3]		(5,348)	5,348	—	—	—	—	—

Transfer from share premium to accumulated deficit [3]		—	(60,348)	60,348	—	—	—	—

Changes due to business combinations of entities under common control - PayPay Card Corporation	8	—	(1,317)	(36,419)	—	(37,736)	(14,853)	(52,589)

Capital contributions from shareholders in relation to stock option plans	29,36	—	1,945	—	—	1,945	—	1,945

Changes in interests in subsidiaries [2]		—	9,718	—	—	9,718	62,971	72,689

Other		—	713	—	—	713	249	962

Total transactions with owners and other transactions		(5,348)	(44,803)	19,862	—	(30,289)	14,723	(15,566)

Balance as of March 31, 2023		116,452	17,972	(62,259)	(108)	72,057	119,483	191,540

[1]

The acquisition of PayPay Bank Corporation and PayPay Securities Corporation, which were accounted for as a business combination of entities under common control, have been reflected retrospectively in preparing the consolidated financial statements. These entities are deemed to have been acquired by PayPay Corporation as of April 1, 2022. Refer to Note 3, Restatements and Changes in Presentation for details.

[2]

In relation to business combination of entities under common control, any equity transactions undertaken by subsidiaries under common control with entities outside of the Company and its subsidiaries before the date of the actual transaction by the Company are included within “Dividends paid to the ultimate parent company”, “Dividends paid to non-controlling interests” and “Changes in interests in subsidiaries”.

[3]	These transfers were carried out to offset the accumulated deficit of the Company. Refer to Note 29, Issued Capital and Reserves for details.

See Notes to Consolidated Financial Statements

For the year ended March 31, 2024 (Restated)

							(In millions of yen)

		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity

Balance as of April 1, 2023		116,452	17,972	(62,259)	(108)	72,057	119,483	191,540

Loss for the year		–	–	(3,350)	–	(3,350)	2,520	(830)

Other comprehensive loss	29	–	–	–	(11)	(11)	(1,109)	(1,120)

Total Comprehensive income (loss) for the year		–	–	(3,350)	(11)	(3,361)	1,411	(1,950)

Dividends paid to non-controlling interests [1]	30	–	–	–	–	–	(1,604)	(1,604)

Dividends paid to the ultimate parent company [1]	30	–	–	(179)	–	(179)	–	(179)

Transfer from issued capital to share premium [2]		(22,272)	22,272	–	–	–	–	–

Transfer from share premium to accumulated deficit [2]		–	(22,272)	22,272	–	–	–	–

Changes in interests in subsidiaries [1]		–	(3,355)	–	–	(3,355)	6,799	3,444

Total transactions with owners and other transactions		(22,272)	(3,355)	22,093	–	(3,534)	5,195	1,661

Balance as of March 31, 2024		94,180	14,617	(43,516)	(119)	65,162	126,089	191,251

[1]

In relation to business combination of entities under common control, any equity transactions undertaken by subsidiaries under common control with entities outside of the Company and its subsidiaries before the date of the actual transaction by the Company are included within “Dividends paid to the ultimate parent company” , “Dividends paid to non-controlling interests” and “Changes in interests in subsidiaries”.

[2]	These transfers were carried out to offset the accumulated deficit of the Company. Refer to Note 29, Issued Capital and Reserves for details.

See Notes to Consolidated Financial Statements

For the year ended March 31, 2025

							(In millions of yen)

		Equity attributable to owners of the parent company

	Notes	Issued capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity

Balance as of April 1, 2024 (Restated)		94,180	14,617	(43,516)	(119)	65,162	126,089	191,251

Profit for the year		–	–	36,170	–	36,170	2,987	39,157

Other comprehensive loss	29	–	–	–	(260)	(260)	(3,204)	(3,464)

Total Comprehensive income (loss) for the year		–	–	36,170	(260)	35,910	(217)	35,693

Dividends paid to non-controlling interests [1]	30	–	–	–	–	–	(2,519)	(2,519)

Dividends paid to the ultimate parent company [1]	30	–	–	(283)	–	(283)	–	(283)

Transfer from issued capital to share premium [2]		(2,746)	2,746	–	–	–	–	–

Transfer from share premium to accumulated deficit [2]		–	(2,746)	2,746	–	–	–	–

Changes in interests in subsidiaries [1]		–	(485)	–	–	(485)	485	–

Other		–	(405)	(4)	–	(409)	(2)	(411)

Total transactions with owners and other transactions		(2,746)	(890)	2,459	–	(1,177)	(2,036)	(3,213)

Balance as of March 31, 2025		91,434	13,727	(4,887)	(379)	99,895	123,836	223,731

[1]

In relation to business combination of entities under common control, any equity transactions undertaken by subsidiaries under common control with entities outside of the Company and its subsidiaries before the date of the actual transaction by the Company are included within “Dividends paid to the ultimate parent company”, “Dividends paid to non-controlling interests” and “Changes in interests in subsidiaries”.

[2]	These transfers were carried out to offset the accumulated deficit of the Company. Refer to Note 29, Issued Capital and Reserves for details.

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

			(In millions of yen)

		For the year ended

	Notes	March 31, 2023 Restated	March 31, 2024 Restated	March 31, 2025

Cash flows from (used in) operating activities

Profit (loss) before tax		(20,548)	11	34,961

Adjustments for:

Depreciation and amortization	15,16,17	14,655	18,591	21,391

Loss on disposal of property and equipment and intangible assets	15,17	324	1,495	696

Other income and costs		(616)	(1,552)	618

Changes in assets and liabilities:

Guarantee deposits	10	(17,545)	(39,594)	77,656

Call loans		(18,000)	(18,083)	53,083

Accounts receivable	11	(45,580)	50,350	(3,266)

Loans and advances to customers	12	(348,301)	(311,125)	(399,055)

Securities	13	(45,828)	(45,476)	(31,256)

Deposits	21	302,122	260,400	249,362

Accounts payable	22	19,800	130,744	145,558

Other financial liabilities	24	(44,565)	9,759	2,327

Provisions	25	509	4,438	(1,864)

Other		12,445	(6,117)	11,920

Cash provided by (used in) operations		(191,128)	53,841	162,131

Income tax paid		(3,721)	(4,472)	(6,870)

Income tax refunded		147	606	588

Net cash provided by (used in) operating activities		(194,702)	49,975	155,849

Cash flows from (used in) investing activities

Purchases of securities	13	(228,227)	(437,408)	(463,314)

Proceeds from sale of securities	13	274,870	189,836	177,885

Purchases of property and equipment	15	(10,284)	(4,584)	(4,822)

Purchases of intangible assets	17	(19,097)	(17,911)	(17,264)

Proceeds from divestiture of business	41	4,596	–	–

Proceeds from withdrawal of deposits with a related party	39	562,000	600,000	–

Payments of deposits with a related party	39	(393,000)	(600,000)	–

Payment for acquisition of subsidiaries	8	–	–	(5,759)

Purchase of investment accounted for using the equity method		–	–	(1,360)

Other		(844)	(3,316)	(5,343)

Net cash provided by (used in) investing activities		190,014	(273,383)	(319,977)

See Notes to Consolidated Financial Statements

			(In millions of yen)

		For the year ended

	Notes	March 31, 2023 Restated	March 31, 2024 Restated	March 31, 2025

Cash flows from (used in) financing activities

Net increase (decrease) in short-term borrowings	23	85,000	30,000	(128,700)

Proceeds from long-term borrowings	23	519,000	595,100	842,300

Repayments of long-term borrowings	23	(543,045)	(516,422)	(917,898)

Repayments of lease liabilities	23	(2,742)	(2,409)	(2,820)

Proceeds from stock issuances to non-controlling interests		72,689	3,444	–

Payment for the purchase of the equity interest of a subsidiary, through business combinations of entities under common control	8	(63,000)	–	–

Dividends paid to non-controlling interests	30	(33,644)	(1,604)	(2,519)

Dividends paid to the ultimate parent company	30	(4,929)	(179)	(283)

Other		2,657	–	(405)

Net cash provided by (used in) financing activities		31,986	107,930	(210,325)

Effect of exchange rate changes on cash and cash equivalents		419	488	(59)

Increase (decrease) in cash and cash equivalents		27,717	(114,990)	(374,512)

Cash and cash equivalents at the beginning of the year	9	831,596	859,313	744,323

Cash and cash equivalents at the end of the year	9	859,313	744,323	369,811

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Reporting Entity

PayPay Corporation (the “Company”, “we”, “us”, or “our”) was incorporated in June 2018 in Japan as a corporation (kabushiki kaisha) in accordance with the Companies Act of Japan (the “Companies Act”). The Company’s registered office is located at 1-3, Kioicho, Chiyoda-ku, Tokyo, Japan. The Company’s consolidated financial statements are comprised of the Company and its subsidiaries (collectively, the “Group”). The Group is composed of two reportable segments: Payment segment and Financial service segment. Payment segment includes payment settlement services and related services through our PayPay app, and payment credit services such as revolving and installment payment options and cash advances. Financial service segment includes internet banking services, securities intermediary services and PayPay Point investment-related services, and loan management services.

On October 1, 2023, Z Holdings Corporation, a shareholder of the Company, carried out intra-group reorganizations with its wholly owned subsidiaries mainly including LINE Corporation and Yahoo Japan Corporation, and changed its name to LY Corporation. All the transactions and events pertaining to LY Corporation including those which occurred prior to the name change are referred to as those of LY Corporation in the following notes.

The Company is 57.9% owned directly by B Holdings Corporation, 30.2% by SVF II Piranha (DE) LLC, 5.9% by LY Corporation and 5.9% by SoftBank Corp. The ultimate parent company of the Company is SoftBank Group Corp. (“SBG”).

The intermediate parent of the Company is B Holdings Corporation, which is owned by SBG through the following entities: LY Corporation, A Holdings Corporation, and SoftBank Corp. On October 1, 2022, we acquired all of the shares of PayPay Card Corporation from Yahoo Japan Corporation (currently LY Corporation), a subsidiary of SBG.

In April 2025, the Company acquired shares of PayPay Securities Corporation and PayPay Bank Corporation, which had been under common control of SBG and made both subsidiaries of the Company. The acquisitions of PayPay Securities Corporation and PayPay Bank Corporation were accounted for by the pooling of interests method as business combinations under common control. The Group’s consolidated financial statements are retrospectively adjusted to reflect the consolidation of PayPay Bank Corporation and PayPay Securities Corporation from April 1, 2022. Refer to Note 3, Restatements and Changes in Presentation and Note 8, Business Combinations for further details.

The following diagram illustrates our corporate structure as of March 31, 2025. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

SoftBank Group Corp.
SoftBank Corp.
A Holdings Corporation
LY Corporation
B Holdings Corporation
SVF II Piranha (DE)LLC
5.9%
57.9%
5.9%
30.2%
PayPay Corporation

2.	Basis of Preparation

(1)	Compliance with IFRS® Accounting Standards

The Group’s consolidated financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”). The term “IFRS Accounting Standards” also includes International Accounting Standards (“IASs”) and the related interpretations of the interpretations committees (Standard Interpretations Committee (“SIC”) and International Financial Reporting Interpretations Committee (“IFRIC”)).

(2)	Basis of Measurement

The Group’s consolidated financial statements have been prepared on a historical cost basis except for items such as financial instruments measured at fair value as described in Note 4, Material Accounting Policies, and business combinations under common control accounted for using the book value in the ultimate parent company’s consolidated financial statements.

(3)	Functional Currency and Presentation Currency

Unless otherwise indicated, the Group’s consolidated financial statements are presented in Japanese yen, which is both the functional currency of the Company and presentation currency of the Group, and amounts are rounded to the nearest million Japanese yen.

3.	Restatements and Changes in Presentation

Retrospective Adjustments Resulting from Business Combinations of Entities under Common Control (“BCUCC”)

The acquisitions of PayPay Securities Corporation and PayPay Bank Corporation were accounted for by the pooling of interests method as business combinations of entities under common control. Refer to Note 8, Business Combinations for further details.

The Group’s consolidated statements of financial position as of April 1, 2023 and March 31, 2024, consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended March 31, 2023 and 2024 are retrospectively adjusted for the consolidation of the financial statements of PayPay Securities Corporation, PayPay Bank Corporation and their subsidiaries from April 1, 2022.

Changes in Presentation

Moreover, changes in presentation of the Group’s consolidated financial statements have been made to the previously issued consolidated financial statements, mainly because the retrospective inclusion of the financial statements of PayPay Bank Corporation has resulted in certain retrospective adjustments given the different nature of its banking business compared to our historical operations. This also resulted in the removal of a separation of our assets and liabilities into current and non-current on the consolidated balance sheet and these disclosures are included in Note 28, Classification of Current and Non-current to these consolidated financial statements.

Retrospective Adjustments Resulting from the Share Split

On October 29, 2025, the Company’s Board of Directors approved a share split of the Company’s common shares, which is effective as of November 15, 2025. The share split does not affect total equity or shareholders’ proportionate interests. However, the number of shares or stock options, the exercise price and the fair value of the shares or stock options, and per share calculations are retrospectively adjusted and disclosed based on the new number of shares. Refer to Note 29, Issued Capital and Reserves, Note 35, Earnings Per Share, Note 36, Share-based Payments, and Note 42, Subsequent Events, for further details.

The consolidated statements of changes in equity and the consolidated statements of cash flows and the related footnote disclosures were restated accordingly to reflect such restatements.

In addition, the previously reported consolidated financial statements disclosed below were only issued to the shareholders of the Company.

Consolidated Statement of Financial Position as of April 1, 2023

	(In millions of yen)
Presentation Previously Reported	Previously Reported	Reclassification	BCUCC	Restated	Presentation Restated

Assets					Assets

Current assets

Cash and cash equivalents	641,228	–	218,085	859,313	Cash and cash equivalents

	–	–	98,000	98,000	Call loans

Accounts receivable, current	614,552	(426,777)	336	188,111	Accounts receivable

Guarantee deposits	135,118	–	147,173	282,291	Guarantee deposits

	–	596,917	620,510	1,217,427	Loans and advances to customers

	–	–	468,837	468,837	Securities

Other financial assets, current	238	914	15,869	17,021	Other financial assets

Other current assets	5,633	(5,633)	–	–

Total current assets	1,396,769	–	–	–

Non-current assets

Accounts receivable, non-current	170,140	(170,140)	–	–

Property and equipment	12,313	–	1,987	14,300	Property and equipment

Right-of-use assets	8,631	–	1,097	9,728	Right-of-use assets

Goodwill	9,176	–	743	9,919	Goodwill

Intangible assets	45,102	–	11,443	56,545	Intangible assets

Deferred tax assets	26,869	–	2,329	29,198	Deferred tax assets

Other financial assets, non-current	914	(914)	–	–

Other non-current assets	31,854	5,633	91	37,578	Other assets

Total non-current assets	304,999	–	–	–

Total assets	1,701,768	–	1,586,500	3,288,268	Total assets

Consolidated Statement of Financial Position as of April 1, 2023 (Continued)

	(In millions of yen)
Presentation Previously Reported	Previously Reported	Reclassification	BCUCC	Restated	Presentation Restated

Liabilities					Liabilities

Current liabilities

Accounts payable	671,341	1,504	218	673,063	Accounts payable

PayPay Users’ deposits	292,362	–	1,583,814	1,876,176	Deposits

Contract liabilities, current	1,651	(1,651)	–	–

Loan payables and commercial papers, current	357,972	(357,972)	–	–

	–	640,740	(146,200)	494,540	Borrowings

Lease liabilities, current	1,715	5,969	1,014	8,698	Lease liabilities

Income tax payables	1,382	–	1,357	2,739	Income tax payables

Provisions, current	546	1,638	419	2,603	Provisions

Other financial liabilities, current	12,522	(1,496)	9,935	20,961	Other financial liabilities

Other current liabilities	12,829	2,936	2,183	17,948	Other liabilities

Total current liabilities	1,352,320	–	–	–

Non-current liabilities

Contract liabilities, non-current	1,247	(1,247)	–	–

Loan payables, non-current	282,768	(282,768)	–	–

Lease liabilities, non-current	5,969	(5,969)	–	–

Provisions, non-current	1,638	(1,638)	–	–

Other financial liabilities, non-current	8	(8)	–	–

Other non-current liabilities	38	(38)	–	–

Total non-current liabilities	291,668	–	–	–

Total liabilities	1,643,988	–	1,452,740	3,096,728	Total liabilities

Shareholders’ equity					Shareholders’ equity

Issued capital	116,452	–	–	116,452	Issued capital

Share premium	1,645	–	16,327	17,972	Share premium

Accumulated deficit	(60,310)	–	(1,949)	(62,259)	Accumulated deficit

Accumulated other comprehensive loss	(7)	–	(101)	(108)	Accumulated other comprehensive loss

Equity attributable to shareholders of the Company	57,780	–	14,277	72,057	Equity attributable to owners of the parent company

		–	119,483	119,483	Non-controlling interests

Total shareholders’ equity	57,780	–	133,760	191,540	Total shareholders’ equity

Total liabilities and shareholders’ equity	1,701,768	–	1,586,500	3,288,268	Total liabilities and shareholders’ equity

Consolidated Statement of Financial Position as of March 31, 2024

	(In millions of yen)
Presentation Previously Reported	Previously Reported	Reclassification	BCUCC	Restated	Presentation Restated

Assets					Assets

Current assets

Cash and cash equivalents	580,751	–	163,572	744,323	Cash and cash equivalents

	–	–	116,083	116,083	Call loans

Accounts receivable, current	694,548	(556,614)	(174)	137,760	Accounts receivable

Guarantee deposits	206,614	–	115,271	321,885	Guarantee deposits

	–	805,550	723,002	1,528,552	Loans and advances to customers

	–	14,395	754,762	769,157	Securities

Other financial assets, current	2,470	1,031	17,260	20,761	Other financial assets

Other current assets	6,731	(6,731)	–	–

Total current assets	1,491,114	–	–	–

Non-current assets

Accounts receivable, non-current	248,936	(248,936)	–	–

Property and equipment	11,717	–	2,818	14,535	Property and equipment

Right-of-use assets	7,683	–	1,169	8,852	Right-of-use assets

Goodwill	9,176	–	743	9,919	Goodwill

Intangible assets	49,392	–	12,298	61,690	Intangible assets

Investments accounted for using the equity method	5,244	–	(5,244)	–

Deferred tax assets	30,586	–	3,675	34,261	Deferred tax assets

Other financial assets, non-current	15,426	(15,426)	–	–

Other non-current assets	31,434	6,731	439	38,604	Other assets

Total non-current assets	409,594	–	–	–

Total assets	1,900,708	–	1,905,674	3,806,382	Total assets

Consolidated Statement of Financial Position as of March 31, 2024 (Continued)

	(In millions of yen)
Presentation Previously Reported	Previously Reported	Reclassification	BCUCC	Restated	Presentation Restated

Liabilities					Liabilities

Current liabilities

Accounts payable	802,162	1,046	5,241	808,449	Accounts payable

PayPay Users’ deposits	329,694	–	1,806,883	2,136,577	Deposits

Contract liabilities, current	2,557	(2,557)	–	–

Loan payables and commercial papers, current	543,268	(543,268)	–	–

	–	669,318	(66,100)	603,218	Borrowings

Lease liabilities, current	1,683	5,161	890	7,734	Lease liabilities

Income tax payables	2,131	–	1,978	4,109	Income tax payables

Provisions, current	5,272	1,593	430	7,295	Provisions

	–	–	98	98	Deferred tax liabilities

Other financial liabilities, current	15,724	(998)	16,635	31,361	Other financial liabilities

Other current liabilities	10,716	3,394	2,180	16,290	Other liabilities

Total current liabilities	1,713,207	–	–	–

Non-current liabilities

Contract liabilities, non-current	807	(807)	–	–

Loan payables, non-current	126,050	(126,050)	–	–

Lease liabilities, non-current	5,161	(5,161)	–	–

Provisions, non-current	1,593	(1,593)	–	–

Other financial liabilities, non-current	48	(48)	–	–

Other non-current liabilities	30	(30)	–	–

Total non-current liabilities	133,689	–	–	–

Total liabilities	1,846,896	–	1,768,235	3,615,131	Total liabilities

Shareholders’ equity					Shareholders’ equity

Issued capital	94,180	–	–	94,180	Issued capital

Share premium	1,645	–	12,972	14,617	Share premium

Accumulated deficit	(42,017)	–	(1,499)	(43,516)	Accumulated deficit

Accumulated other comprehensive income	4	–	(123)	(119)	Accumulated other comprehensive loss

Equity attributable to shareholders of the Company	53,812	–	11,350	65,162	Equity attributable to owners of the parent company

	–	–	126,089	126,089	Non-controlling interests

Total shareholders’ equity	53,812	–	137,439	191,251	Total shareholders’ equity

Total liabilities and shareholders’ equity	1,900,708	–	1,905,674	3,806,382	Total liabilities and shareholders’ equity

Consolidated Statement of Profit or Loss for the year ended March 31, 2023

	(In millions of yen)

Presentation Previously Reported	Previously Reported	Reclassification	BCUCC	Restated	Presentation Restated

Revenue	123,371	–	23,556	146,927	Transaction and service income

Interest income	40,139	(429)	10,575	50,285	Interest income

	–	91	1,988	2,079	Gains on financial instruments

Other operating income	1,872	430	(399)	1,903	Other operating income

Total revenue and other income	165,382	92	35,720	201,194	Total revenue

	–	(42,283)	–	(42,283)	Point expenses

	–	(29,362)	(9,120)	(38,482)	Settlement related cost

	–	(25,160)	(5,316)	(30,476)	Employee benefit expenses

	–	(23,572)	(6,975)	(30,547)	Professional and outsourcing services expenses

	–	(14,928)	(259)	(15,187)	Provision for loss allowance

	–	(51,700)	(13,067)	(64,767)	Other operating expenses

Operating expenses	(187,231)	226	(34,737)	(221,742)	Total operating expenses

Operating loss	(21,849)	318	983	(20,548)	Operating loss

Finance income	524	(524)	–	–

Finance costs	(206)	206	–	–

Loss before tax	(21,531)	–	983	(20,548)	Loss before tax

Income tax expense	(2,725)	–	(1,673)	(4,398)	Income tax expense

Loss for the year	(24,256)	–	(690)	(24,946)	Loss for the year

Attributable to					Attributable to

Shareholders of the Company	(25,213)	–	(643)	(25,856)	Owners of the parent company

Non-controlling interests	957	–	(47)	910	Non-controlling interests

Earnings (loss) per share					Earnings (loss) per share

Earnings (loss) per share attributable to shareholders of the Company [1]					Earnings (loss) per share attributable to owners of the parent company [1]

Basic loss per share	(57.2)	–	(1.5)	(58.7)	Basic loss per share

Diluted loss per share	(57.2)	–	(1.5)	(58.7)	Diluted loss per share

[1]	The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 42, Subsequent Events for details of share split.

Consolidated Statement of Profit or Loss for the year ended March 31, 2024

	(In millions of yen)
Presentation Previously Reported	Previously Reported	Reclassification	BCUCC	Restated	Presentation Restated

Revenue	150,147	(13)	23,993	174,127	Transaction and service income

Interest income	59,619	(606)	14,871	73,884	Interest income

		13	4,628	4,641	Gains on financial instruments

Other operating income	1,742	13	204	1,959	Other operating income

Total revenue and other income	211,508	(593)	43,696	254,611	Total revenue

	–	(45,402)	–	(45,402)	Point expenses

	–	(30,161)	(9,831)	(39,992)	Settlement related cost

	–	(30,981)	(6,783)	(37,764)	Employee benefit expenses

	–	(26,456)	(8,344)	(34,800)	Professional and outsourcing services expenses

	–	(22,650)	(356)	(23,006)	Provision for loss allowance

	–	(59,393)	(14,243)	(73,636)	Other operating expenses

Operating expenses	(216,011)	968	(39,557)	(254,600)	Total operating expenses

Operating loss	(4,503)	375	4,139	11	Operating profit

Finance income	447	(447)	–	–

Finance costs	(72)	72	–	–

Share of loss of associates accounted for using the equity method	(1,352)	–	1,352	–

Loss before tax	(5,480)	–	5,491	11	Profit before tax

Income tax benefit	1,501	–	(2,342)	(841)	Income tax expense

Loss for the year	(3,979)	–	3,149	(830)	Loss for the year

Attributable to					Attributable to

Shareholders of the Company	(3,979)	–	629	(3,350)	Owners of the parent company

Non-controlling interests	–	–	2,520	2,520	Non-controlling interests

Earnings (loss) per share					Earnings (loss) per share

Earnings (loss) per share attributable to shareholders of the Company [1]					Earnings (loss) per share attributable to owners of the parent company [1]

Basic loss per share	(7.2)	–	1.1	(6.1)	Basic loss per share

Diluted loss per share	(7.2)	–	1.1	(6.1)	Diluted loss per share

[1]	The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 42, Subsequent Events for details of share split.

Consolidated Statement of Comprehensive Income for the year ended March 31, 2023

	(In millions of yen)
Presentation Previously Reported	Previously Reported	BCUCC	Restated	Presentation Restated

Loss for the year	(24,256)	(690)	(24,946)	Loss for the year

Other comprehensive income (loss) for the year, net of tax				Other comprehensive income (loss) for the year, net of tax

Items that may be reclassified subsequently to profit or loss				Items that may be reclassified subsequently to profit or loss

	–	(1,147)	(1,147)	Changes in the fair value of debt instruments at FVTOCI

	–	420	420	Reclassification to profit or loss of debt instruments at FVTOCI on derecognition

Exchange differences on translation of foreign operations	(7)	–	(7)	Exchange differences on translation of foreign operations

Total comprehensive loss for the year, net of tax	(24,263)	(1,417)	(25,680)	Total comprehensive loss for the year, net of tax

Total comprehensive loss for the year, net of tax attributable to				Total comprehensive loss for the year, net of tax attributable to

Shareholders of the Company	(25,220)	(687)	(25,907)	Owners of the parent company

Non-controlling interests	957	(730)	227	Non-controlling interests

Consolidated Statement of Comprehensive Income for the year ended March 31, 2024

	(In millions of yen)
Presentation Previously Reported	Previously Reported	BCUCC	Restated	Presentation Restated

Loss for the year	(3,979)	3,149	(830)	Loss for the year

Other comprehensive income (loss) for the year, net of tax				Other comprehensive income (loss) for the year, net of tax

Items that may be reclassified subsequently to profit or loss				Items that may be reclassified subsequently to profit or loss

	–	(1,110)	(1,110)	Changes in the fair value of debt instruments at FVTOCI

	–	(21)	(21)	Reclassification to profit or loss of debt instruments at FVTOCI on derecognition

Exchange differences on translation of foreign operations	11	–	11	Exchange differences on translation of foreign operations

Total comprehensive loss for the year, net of tax	(3,968)	2,018	(1,950)	Total comprehensive loss for the year, net of tax

Total comprehensive loss for the year, net of tax attributable to				Total comprehensive loss for the year, net of tax attributable to

Shareholders of the Company	(3,968)	607	(3,361)	Owners of the parent company

Non-controlling interests	–	1,411	1,411	Non-controlling interests

Consolidated Statement of Cash Flows for the year ended March 31, 2023

	(In millions of yen)
Presentation Previously Reported	Previously Reported	Reclassification	BCUCC	Restated	Presentation Restated

Cash flows from (used in) operating activities					Cash flows from (used in) operating activities

Loss before tax	(21,531)	–	983	(20,548)	Loss before tax

Adjustments for:					Adjustments for:

Depreciation and amortization	10,511	–	4,144	14,655	Depreciation and amortization

Loss on disposal of property and equipment and intangible assets	292	–	32	324	Loss on disposal of property and equipment and intangible assets

Other income and costs	2,052	(2,017)	(651)	(616)	Other income and costs

Changes in assets and liabilities:					Changes in assets and liabilities:

	–	–	(18,000)	(18,000)	Call loans

Accounts receivable	(187,657)	144,688	(2,611)	(45,580)	Accounts receivable

Guarantee deposits	(33,623)	–	16,078	(17,545)	Guarantee deposits

	–	(144,688)	(203,613)	(348,301)	Loans and advances to customers

	–	–	(45,828)	(45,828)	Securities

Accounts payable	19,807	–	(7)	19,800	Accounts payable

PayPay Users’ deposits	111,159	(111,159)	–	–

	–	111,159	190,963	302,122	Deposits

Contract liabilities	637	(637)	–	–

Provisions	180	–	329	509	Provisions

Other financial liabilities	(3,771)	–	(40,794)	(44,565)	Other financial liabilities

Consumption tax payable	10,835	(10,835)	–	–

Other	(3,805)	11,445	4,805	12,445	Other

Cash used in operations	(94,914)	(2,044)	(94,170)	(191,128)	Cash provided by (used in) operations

Interest and dividend received	523	(523)	–	–

Interest paid	(2,567)	2,567	–	–

Income tax paid	(1,679)	–	(2,042)	(3,721)	Income tax paid

Income tax refunded	126	–	21	147	Income tax refunded

Net cash used in operating activities	(98,511)	–	(96,191)	(194,702)	Net cash used in operating activities

Cash flows from (used in) investing activities					Cash flows from (used in) investing activities

	–	(4)	(228,223)	(228,227)	Purchases of securities

	–	–	274,870	274,870	Proceeds from sale of securities

Purchases of property and equipment	(9,553)	–	(731)	(10,284)	Purchases of property and equipment

Purchases of intangible assets	(14,254)	–	(4,843)	(19,097)	Purchases of intangible assets

Proceeds from divestiture of business	4,596	–	–	4,596	Proceeds from divestiture of business

Proceeds from withdrawal of cash deposits for group financing	562,000	–	–	562,000	Proceeds from withdrawal of deposits with a related party

Payments of cash deposits for group financing	(393,000)	–	–	(393,000)	Payments of deposits with a related party

Other	(850)	4	2	(844)	Other

Net cash provided by investing activities	148,939	–	41,075	190,014	Net cash provided by investing activities

Consolidated Statement of Cash Flows for the year ended March 31, 2023 (Continued)

	(In millions of yen)
Presentation Previously Reported	Previously Reported	Reclassification	BCUCC	Restated	Presentation Restated
Cash flows from (used in) financing activities					Cash flows from (used in) financing activities
Repayment of lease liabilities	(2,184)	–	(558)	(2,742)	Repayments of lease liabilities
Net increase in loan payables, current	38,851	(38,851)	–	–
	–	85,000	–	85,000	Net increase in short-term borrowings
Proceeds from loan payables, non-current	78,200	(78,200)	–	–
Repayment of loan payables, non-current	(22,896)	22,896	–	–
Proceeds from commercial papers	463,000	(463,000)	–	–
Repayment of commercial papers	(433,000)	433,000	–	–
	–	541,200	(22,200)	519,000	Proceeds from long-term borrowings
	–	(502,045)	(41,000)	(543,045)	Repayments of long-term borrowings
	–	–	72,689	72,689	Proceeds from stock issuances to non-controlling interests
Payment for the purchase of the equity interest of subsidiaries, through transactions under common control	(63,000)	–	–	(63,000)	Payment for the purchase of the equity interest of a subsidiary, through business combinations of entities under common control
Dividends paid to non-controlling interests	(32,168)	–	(1,476)	(33,644)	Dividends paid to non-controlling interests
Dividends paid to the ultimate parent company	(4,832)	–	(97)	(4,929)	Dividends paid to the ultimate parent company
Proceeds from capital contributions from shareholders in relation to stock option plans	1,945	(1,945)	–	–
Other	957	1,945	(245)	2,657	Other

Net cash provided by financing activities	24,873	–	7,113	31,986	Net cash provided by financing activities

Effect of exchange rate changes on cash and cash equivalents	(41)	–	460	419	Effect of exchange rate changes on cash and cash equivalents

Increase in cash and cash equivalents	75,260	–	(47,543)	27,717	Increase in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	565,968	–	265,628	831,596	Cash and cash equivalents at the beginning of the year

Cash and cash equivalents at the end of the year	641,228	–	218,085	859,313	Cash and cash equivalents at the end of the year

Consolidated Statement of Cash Flows for the year ended March 31, 2024

	(In millions of yen)
Presentation Previously Reported	Previously Reported	Reclassification	BCUCC	Restated	Presentation Restated
Cash flows from (used in) operating activities					Cash flows from (used in) operating activities

Loss before tax	(5,480)	–	5,491	11	Profit before tax

Adjustments for:					Adjustments for:

Depreciation and amortization	13,891	–	4,700	18,591	Depreciation and amortization

Loss on disposal of property and equipment and intangible assets	1,203	–	292	1,495	Loss on disposal of property and equipment and intangible assets

Share of loss of associates accounted for using the equity method	1,352	–	(1,352)	–

Other income and costs	2,290	(2,380)	(1,462)	(1,552)	Other income and costs

Changes in assets and liabilities:					Changes in assets and liabilities:

	–	–	(18,083)	(18,083)	Call loans

Accounts receivable	(158,792)	199,534	9,608	50,350	Accounts receivable

Guarantee deposits	(71,496)	–	31,902	(39,594)	Guarantee deposits

	–	(199,534)	(111,591)	(311,125)	Loans and advances to customers

	–	–	(45,476)	(45,476)	Securities

Accounts payable	130,819	–	(75)	130,744	Accounts payable

PayPay Users’ deposits	37,333	(37,333)	–	–

	–	37,333	223,067	260,400	Deposits

Contract liabilities	466	(466)	–	–

Provisions	4,740	–	(302)	4,438	Provisions

Other financial liabilities	3,686	–	6,073	9,759	Other financial liabilities

Consumption tax payable	(3,623)	3,623	–	–

Other	1,277	(3,163)	(4,231)	(6,117)	Other

Cash used in operations	(42,334)	(2,386)	98,561	53,841	Cash provided by (used in) operations

Interest and dividend received	432	(432)	–	–

Interest paid	(2,818)	2,818	–	–

Income tax paid	(1,961)	–	(2,511)	(4,472)	Income tax paid

Income tax refunded	606	–	–	606	Income tax refunded

Net cash used in operating activities	(46,075)	–	96,050	49,975	Net cash provided by operating activities

Cash flows from (used in) investing activities					Cash flows from (used in) investing activities

	–	(14,394)	(423,014)	(437,408)	Purchases of securities

	–	–	189,836	189,836	Proceeds from sale of securities

Purchases of property and equipment	(3,190)	–	(1,394)	(4,584)	Purchases of property and equipment

Purchases of intangible assets	(13,940)	–	(3,971)	(17,911)	Purchases of intangible assets

Proceeds from withdrawal of cash deposits for group financing	600,000	–	–	600,000	Proceeds from withdrawal of deposits with a related party

Payments of cash deposits for group financing	(600,000)	–	–	(600,000)	Payments of deposits with a related party

Purchases of investments accounted for using the equity method	(6,597)	–	6,597	–

Payments into term deposits	(1,740)	1,740	–	–

Purchases of debt instruments	(14,394)	14,394	–	–

Other	(1,438)	(1,740)	(138)	(3,316)	Other

Net cash used in investing activities	(41,299)	–	(232,084)	(273,383)	Net cash used in investing activities

Consolidated Statement of Cash Flows for the year ended March 31, 2024 (Continued)

	(In millions of yen)
Presentation Previously Reported	Previously Reported	Reclassification	BCUCC	Restated	Presentation Restated

Cash flows from (used in) financing activities					Cash flows from (used in) financing activities

Repayment of lease liabilities	(1,778)	–	(631)	(2,409)	Repayments of lease liabilities

Net increase in loan payables, current	30,000	–	–	30,000	Net increase in short-term borrowings

Proceeds from loan payables, current	3,000	(3,000)	–	–

Repayment of loan payable, current	(3,000)	3,000	–	–

Proceeds from loan payables, non-current	52,000	(52,000)	–	–

Repayment of loan payables, non-current	(32,422)	32,422	–	–

Proceeds from commercial papers	460,000	(460,000)	–	–

Repayment of commercial papers	(481,000)	481,000	–	–

	–	515,000	80,100	595,100	Proceeds from long-term borrowings

	–	(516,422)	–	(516,422)	Repayments of long-term borrowings

	–	–	3,444	3,444	Proceeds from stock issuances to non-controlling interests

	–	–	(1,604)	(1,604)	Dividends paid to non-controlling interests

	–	–	(179)	(179)	Dividends paid to the ultimate parent company

Net cash provided by financing activities	26,800	–	81,130	107,930	Net cash provided by financing activities

Effect of exchange rate changes on cash and cash equivalents	97	–	391	488	Effect of exchange rate changes on cash and cash equivalents

Decrease in cash and cash equivalents	(60,477)	–	(54,513)	(114,990)	Decrease in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	641,228	–	218,085	859,313	Cash and cash equivalents at the beginning of the year

Cash and cash equivalents at the end of the year	580,751	–	163,572	744,323	Cash and cash equivalents at the end of the year

4.	Material Accounting Policies

(1)	Basis of Consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. The consolidated financial statements include the accounts of the Group, which are directly or indirectly controlled by the Company (or the Group). Control is generally conveyed by ownership of the majority of voting rights. The Group controls an entity when the Group has power over the entity, is exposed, or has rights, to variable returns from the involvement with the entity and has the ability to affect those returns through its power over the entity. The Group reassesses whether it controls an entity if facts and circumstances indicate that there are changes to one or more of the elements of control.

The subsidiaries’ financial statements are consolidated from the date when control is acquired (the “acquisition date”) until the date when the control is lost. For the accounting policies for business combinations of entities under common control, refer to the section below (2) Business Combinations.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent company and non-controlling interests, even if this results in the non-controlling interests having a deficit balance. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. Any difference between the adjustment to the non-controlling interests and the fair value of the consideration paid or received is recognized directly in shareholders’ equity as equity attributable to the owners of the parent company.

Intercompany balances and transactions have been eliminated upon consolidation.

(2)	Business Combinations

Business combinations are accounted for using the acquisition method at the acquisition date, except acquisitions under common control which are outside the scope of IFRS 3 “Business Combinations” (“IFRS 3”).

The consideration transferred in business combinations is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree, and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except for the following:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefits are recognized and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits,” respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 “Share-based Payment,” at the acquisition date; and

•	assets or disposal groups that are classified as held for sale are measured in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.”

The excess of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired at the acquisition date is recorded as goodwill. If the consideration transferred and the amount of any non-controlling interest in the acquiree is less than the fair value of the identifiable net assets of the acquired subsidiary, the difference is immediately recognized in profit or loss.

On an acquisition-by-acquisition basis, the Group chooses a measurement basis of non-controlling interests at either fair value or the proportionate share of the recognized amount of the acquiree’s identifiable net assets. When a business combination is achieved in stages, the Group’s previously held interest in the acquiree is remeasured at fair value at the acquisition date and is accounted for in the same way that the Group has disposed of the interest in the acquiree. The amounts arising from changes in the value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are accounted for in the same way that the Group has disposed of the interest in the acquiree.

If the initial accounting for a business combination is incomplete by the end of the fiscal year, the Group reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. The Group retrospectively adjusts the provisional amounts recognized at the acquisition date as an adjustment during the measurement period when it acquires new information about facts and circumstances that existed as of the acquisition date that, if known, would have affected the recognized amounts for the business combination. The measurement period shall not exceed one year from the acquisition date.

Business combinations under common control are not under the scope of IFRS 3. In accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, management is required to develop an accounting policy in the absence of an IFRS that specifically applies to such transactions. The Group opted to apply the pooling of interests method, recognizing the effects of the business combination under common control. For business combinations between entities under common control (all of the combining companies or businesses are ultimately controlled by the same party or parties both before and after the business combination, and the control is not transitory), the Group accounts for those transactions based on the book value of the ultimate parent company, and regardless of the actual date of the transaction under common control, retrospectively consolidates the financial statements of the acquired companies as if they had always been combined to the earliest comparative period or from the date in which the ultimate parent company acquired those businesses, if later than the beginning of the earliest comparative period. Non-controlling interest is calculated for all periods presented using the same percentage of ownership calculated by our ultimate parent. Payment for the purchase of the equity interest of subsidiary, through business combinations under common control, is presented in cash flows from financing activities in the Consolidated Statement of Cash Flows.

(3)	Foreign Currency Translation

(i)	Transactions denominated in foreign currencies

Transactions in currencies other than the functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise.

(ii)	Foreign operations

For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into Japanese yen using exchange rates prevailing at the end of the consolidated financial position presented. Income and expense items are translated into Japanese yen using the rates at the dates of the transaction or the average exchange rates for the period. Exchange differences arising from translating the financial statements of foreign operations are recognized in other comprehensive income and cumulative differences are included in accumulated other comprehensive income.

(4)	Financial Instruments

(i)	Recognition

Financial assets and financial liabilities are recognized in the Group’s Consolidated Statements of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, except for account receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities measured at fair value through profit or loss are recognized immediately in profit or loss.

(ii)	Non-derivative Financial Assets

Non-derivative financial assets are classified as either financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income (“FVTOCI”) or financial assets measured at fair value through profit or loss (“FVTPL”). The classification of financial assets is determined at the date of initial recognition, depending on the nature and characteristics as well as the purpose of obtaining those financial assets.

All regular way purchases or sales of financial assets are recognized and derecognized using trade date accounting. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(A) Financial assets measured at amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount.

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the amortized cost of a financial instrument.

The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

(B) Debt instruments measured at FVTOCI

Debt instruments that meet the following conditions are measured subsequently at FVTOCI:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, debt instruments measured at FVTOCI are measured at fair value and the valuation gains and losses resulting from changes in fair value are recognized in other comprehensive income. Subsequently, changes in the carrying amount because of foreign exchange gains and losses, impairment gains or losses are recognized in profit or loss.

(C) Financial assets measured at FVTPL

Financial assets that are not classified as financial assets measured at amortized cost or debt instruments measured at FVTOCI are measured at FVTPL. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with gains or losses from change in fair value recognized in profit or loss.

Dividend from equity instruments is recognized in Gains (losses) on financial instruments.

(D) Impairment of financial assets

The Group recognizes a loss allowance for financial assets measured at amortized cost, debt instruments measured at FVTOCI and undrawn loan commitments. At each reporting date, the Group assesses whether credit risk associated with financial assets has increased significantly since the initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses (“ECL”) (Stage 1). Whether the credit risk associated with a financial asset has increased significantly since initial recognition is determined by reviewing the risk of default each reporting date and comparing it with the risk of default at the time of initial recognition. In addition, the Group recognizes lifetime ECL, when there has been a significant increase in credit risk since initial recognition (Stage 2 and Stage 3). For accounts receivables result from transactions that are within the scope of IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”), and that do not contain significant financing components, the Group applies the simplified approach under IFRS 9 “Financial Instruments” (“IFRS 9”), which requires expected lifetime losses to be measured from the initial recognition.

The Group considers that default has occurred mainly when a financial asset is more than 90 days past due, the contractual conditions have been modified or the obligor is experiencing significant financial difficulty unless the Group has reasonable and supportable information to demonstrate that a more significant default criterion is more appropriate.

ECLs are estimated in a way that reflects the following:

•	An unbiased, probability-weighted amount calculated by evaluating a range of possible outcomes;

•	The time value of money; and

•	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The Group takes into account not only historical information but also reasonably expected future events and other factors. Specifically, the Group calculates the ECLs by using the average probability of default (“PD”) and loss given default (“LGD”) based on the historical data of PD and LGD during the certain past periods, where PD and LGD are expected to be at the approximate level during the past periods. In addition, when various macroeconomic indicators are expected to deteriorate in the future and the PD and LGD are expected to increase, the Group adjusts PD and LGD by using macroeconomic indicators, such as GDP and unemployment rate, which are correlated with expected credit loss.

The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The Group recognizes an impairment gain or loss in profit or loss for financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account. The amount of reversal with respect to previously recorded impairment loss is also recognized in profit or loss.

The Group writes-off the carrying amount of a financial asset when management concludes it is unlikely it will recover the face value in its entirety or a portion thereof.

(E) Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred financial asset, the Group recognizes its retained interest in the financial asset and its associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and recognizes a collateralized borrowing for the proceeds received.

When derecognizing a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. In addition, when derecognizing an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously recorded in the investment’s revaluation reserve in accumulated other comprehensive income is reclassified to profit or loss. In contrast, when derecognizing an investment in an equity instrument which the Group has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the investment revaluation reserve in accumulated other comprehensive income is not reclassified to profit or loss but is transferred to retained earnings.

(iii) Non-derivative Financial Liabilities

Non-derivative financial liabilities are classified as either financial liabilities measured at FVTPL or financial liabilities measured at amortized cost. Classification of non-derivative financial liabilities is determined at the date of initial recognition. When the transaction price of the non-derivative financial liabilities differs from the fair value at initial recognition and the fair value is based on a valuation technique that uses only data from observable markets, the Group recognizes the difference between the fair value at initial recognition and the transaction price as a gain or loss.

After initial recognition, the Group measures financial liabilities measured at FVTPL at fair value. Any gains and losses resulting from changes in fair value as well as interest expenses are recognized in profit or loss.

Financial liabilities measured at amortized cost are subsequently measured at amortized cost using the effective interest rate method after initial recognition.

The Group derecognizes financial liabilities when, and only when, the obligations are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

PayPay Balance and Other Items

PayPay Balance and Other Items refers to deposits by users of PayPay Settlement Services (“PayPay Users”) and points accrued by PayPay Users in our PayPay Points program.

The Group records financial liabilities related to PayPay Balance and Other Items as Deposits on the Group’s Consolidated Statements of Financial Position because they represent a current obligation to return the cash deposited or to pay for purchases carried out by our customers.

There are four types of transactions included as part of PayPay Balance and Other Items: PayPay Money, PayPay Money Lite, PayPay Points, and PayPay Gift Voucher.

PayPay Money and PayPay Money Lite are topped up with cash by PayPay Users whereas PayPay Points are awarded through promotions and campaigns rather than topped up by PayPay Users. PayPay Gift Voucher are granted to PayPay Users in accordance with the contracts made between the Group and certain merchants.

PayPay Users can withdraw the balance in PayPay Money, but not balances in PayPay Money Lite, PayPay Points and PayPay Gift Voucher. PayPay Money and PayPay Money Lite are deemed deposits in accordance with the Act on Settlement of Funds (Act No. 59 of June 24, 2009, hereinafter referred to as the “Payment Services Act”) of Japan.

When an entity becomes subject to the Payment Services Act, it is legally required to make a deposit, and as a result, guarantee deposits are recorded on the Group’s Consolidated Statements of Financial Position. Refer to Note 10, Guarantee Deposits for details.

In the event that the Group discontinues its operations, it is required to refund the balance of PayPay Money, PayPay Money Lite and PayPay Gift Voucher in cash.

When PayPay Points are granted to PayPay Users, the Group accounts for those either as point expenses or as a deduction of revenue, based on the judgment on whether those are consideration payable to a customer. Refer to revenue recognition policy section below at (15) Revenue for further details.

PayPay Point Investment Service

PayPay Users can choose to convert their PayPay Points to “PayPay Investment Points”. PayPay Investment Points are financial obligations indexed to the performance of certain exchange traded funds (“ETFs”). Whenever a PayPay User sells a part or the whole of their PayPay Investment Points, the consideration is immediately converted back to PayPay Points.

PayPay Investment Points are accounted for as hybrid financial liabilities and the embedded derivatives related to the indexation to ETFs are bifurcated from the host contracts. The host deposit contracts are measured at amortized cost while the embedded derivatives are measured at FVTPL.

PayPay Investment Points are included in Deposits in the Group’s Consolidated Statements of Financial Position and changes in the value of PayPay Investment Points based on the chosen index are recognized in Gains (losses) on financial instruments in the Group’s Consolidated Statements of Profit or Loss.

(iv) Derivative instruments

Derivative instruments are financial instruments that derive their value from the price of underlying items such as equities, interest rates or other indices. The Group utilizes derivatives including foreign exchange margin trading, forward contracts and futures and bond futures primarily to manage interest rates risks and foreign exchange risks.

Derivatives are recognized initially and are subsequently measured at FVTPL. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes embedded derivatives in financial liabilities, which are bifurcated from the host contract when they meet the definition of a derivative on a stand-alone basis.

(v) Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset, and the net amount presented in the Group’s Consolidated Statements of Financial Position when, and only when, the Group has a legally enforceable right to offset the recognized amounts, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(vi) Call loans

Call loans represent inter-bank loans, measured at amortized cost. The fair values of call loans are considered to approximate the carrying amount. Impairment is assessed at each reporting date, with any losses recognized in profit or loss.

(5)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand, demand deposits, and short-term investments with an original maturity of three months or less that are readily convertible to a known amount of cash, and which are subject to an insignificant risk of changes in value. Cash deposits for group financing are not classified as cash equivalents because they can be withdrawn only upon the consent of LY Corporation.

(6)	Property and Equipment (Excluding Right-of-use Assets)

Property and equipment are recorded and measured at cost and carried at its cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost includes borrowing costs directly attributed to the acquisition, construction, or production of a qualifying asset, if any. Refer to the section below (8) Borrowing Costs for details of borrowing cost capitalization policy.

The depreciable amount of property and equipment is determined after deducting its estimated residual value from the historical cost, and it is depreciated using the straight-line method over the useful life. The estimated useful lives of major assets owned by the Group are as follows:

Estimated useful lives (years)
Leasehold improvements	1-18
Furniture and fixtures	1-20

The residual values and estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

(7)	Intangible Assets

Intangible assets with finite useful lives that are acquired separately and internally generated intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets also includes the asset that are related to customer relationships which is acquired in a business combination, and such asset is recognized only when it is probable that the future economic benefits that are attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. The amount of initial recognition for internally generated intangible assets is the sum of the expenditures incurred during the development period, where the development period starts from the date when technical and commercial feasibility of the asset have been established, and ends when the development is completed. The costs include borrowing costs directly attributable to the acquisition, construction, or production of a qualifying asset, if any. Refer to the section below (8) Borrowing Costs for details of borrowing cost capitalization policy. Amortization is recognized on a straight-line basis over their estimated useful lives.

The estimated useful lives of the major intangible assets owned by the Group are as follows:

Estimated useful lives (years)
Internally generated software	1-15
Externally acquired software	1-5
Customer relationship intangible assets	10-15

The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses, if any. There are no intangible assets with indefinite useful lives.

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(8)	Borrowing Costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are expensed as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

When the Group borrows funds specifically for the purpose of acquiring a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

When the Group borrows funds generally and uses them for the purpose of acquiring a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset, which is the effective interest rate of the general borrowing. The capitalization rate is the weighted average of the borrowing costs applicable to all the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of acquiring other qualifying assets until substantially all the activities necessary to prepare that asset for its intended use are complete. The amount of borrowing costs that the Group capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.

(9)	Leases

The Group assesses whether a contract is, or contains, a lease, at inception. If the contract transfers the right to control the use of the identified assets in exchange for consideration for a period of time, the contract is, or contains, a lease.

Group as lessee

The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for those with a term of one year or less (the “short-term leases”), and leases of low-value assets.

For leases or contracts that include leases, the Group accounts for the lease components separately from the non-lease components by allocating the consideration in the contract based on the ratio of the independent price of the lease component and the total amount of the independent price of the non-lease component.

The right-of-use assets comprise the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement days, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset.

The Group does not recognize right-of-use assets for intangible asset leases.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is presented as a separate line in the Group’s Consolidated Statements of Financial Position.

The total amount of lease payments included in the measurement of lease liabilities consists of the following:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable by the lessee under residual value guarantees;

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option;

•	The lease payment for the option term if it is reasonably certain that the extension option will be exercised; and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate,

•

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used), or

•

A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group did not make any such adjustments during the periods presented. For short-term leases and leases of low value assets, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(10) Impairment of Non-financial Assets

Non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss if any.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or a CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of original carrying amount is treated as a revaluation increase.

Goodwill

Goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or CGU group that is expected to benefit from the synergies arising from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. A CGU or CGU group to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU or CGU group is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Impairment losses are recognized in profit or loss, and impairment losses recognized for goodwill are not reversed in subsequent periods. On disposal of the relevant CGU or CGU group, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(11)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, considering the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows when the effect of the time value of money is material. The discount amount over time is recognized as a finance cost.

The Group’s provisions include loss allowance for undrawn loan commitments. Refer to the section above (4) Financial Instruments for further details of loss allowance for undrawn loan commitments.

(12)	Employee Benefits

(i)	Short-term Employee Benefits

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the reporting period in which the employee provided services. A liability is recognized for short-term employee benefits on an accrual basis in the reporting period in which the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

(ii)	Other Long-term Employee Benefits

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows in respect of services provided by employees up to the reporting date.

(iii)	Post-employment Benefits

For defined contribution plans, when the employees render services, the contribution payables are recognized in profit or loss.

(13)	Issued Capital and Share Premium

Common shares and Class A preferred shares issued by the Company are recognized at the issue price in equity. In addition, transaction costs directly attributable to the issuance of such equity instruments are deducted from equity.

(14)	Share-Based Payments

The Group has stock option plans as share-based payment awards. The stock options are conditional upon the achievement of business performance and service period of the employees until the performance condition is satisfied. The expenses for share-based payments are charged to operating expenses in the Group’s Consolidated Statements of Profit or Loss based on most likely outcome of the performance condition, net of estimated forfeitures, over the vesting period for the services received as consideration for the stock option.

The expenses for share-based payments are recorded in the Consolidated Statements of Profit or Loss and as an increase in share premium in the Consolidated Statements of Changes in Equity.

At each reporting date, the Group revises its estimate of the number of stock options expected to vest because of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to share premium. There were no operating expenses recognized in the Group’s Consolidated Statements of Profit or Loss in connection with share-based payments, as it was not deemed probable that the IPO condition would be achieved.

(15)	Revenue

(i)	Major Revenue Streams

The Group’s major revenue streams are as follows:

(A)	Transaction and service income

Transaction and service income represents Revenue from contracts with customers. This revenue mainly consists of a. Payment Settlement Services and b. Financial Services. The Group applies the five-step process in accordance with IFRS 15 to determine the appropriate manner and timing of revenue recognition.

•	Identify the contract with a customer (step 1)

•	Identify the performance obligations in the contract (step 2)

•	Determine the transaction price (step 3)

•	Allocate the transaction price to the performance obligations in the contract (step 4)

•	Recognize revenue when the Group satisfies a performance obligation (step 5)

The Group recognizes revenue for the transfer of services that reflects the consideration to which the Group expects to be entitled to receive in exchange for the promised services. Revenue is measured based on the consideration promised for services provided in the ordinary course of business, less applicable sales and other taxes, as well as consideration payable to a customer. Revenue of the Group does not include estimates of significant variable considerations or significant financing components. For most of the Group’s principal revenue streams described below, revenue is recognized at a point in time and no material advance consideration is received from customers. Accordingly, transactions that give rise to contract liabilities are limited.

a.	Payment Settlement Services

Payment Settlement Services are composed of PayPay Settlement Services, Credit Payment Settlement Services and Acquiring Services, and Debit Payment Settlement Services.

•	PayPay Settlement Services

The Group enters into Payment and Settlement Service Agreements with PayPay Merchants[1] who are determined to be our customer under IFRS 15 (step 1). PayPay Settlement Services generally include the following transactions and procedures within the Group, PayPay Merchant and PayPay User:

-	PayPay User funds their PayPay Balance and Other Items by various methods including ATM, bank transfer, and credit card issued by the Group.

-	PayPay User makes a purchase transaction and makes a payment to a PayPay Merchant by utilizing their PayPay Balance and Other Items or PayPay Credit [2] through our PayPay app.

-	PayPay Merchant provides the record of the purchase transaction between PayPay Merchant and PayPay User to the Group and the Group approves of the purchase transaction.

-	The Group is entitled to the settlement fee upon approval of each purchase transaction. The Group retains the fee and remits the net purchase transaction amount to the PayPay Merchant.

The Group’s performance obligation is to provide payment settlement platform for transactions and support settlements of purchase transactions between the PayPay Merchant and the PayPay User in which the Group acts as the principal providing the payment settlement service (step 2). The Group charges settlement fee for a purchase transaction settled through our PayPay app based on the transaction amount and predetermined rate in accordance with the Payment and Settlement Services Agreement (step 3), which is applied to the single performance obligation noted above (step 4). The performance obligation is fulfilled upon approval of the purchase transaction and settlement of purchase transaction amount to the PayPay Merchant, in which the Group determines whether the settlement should be completed on our platform. The revenue is then recognized at a point in time when the performance obligation is fulfilled (step 5).

PayPay Settlement Services are included in the Payment segment.

[1]

PayPay Merchants are companies that the Group provides the PayPay Settlement Services platform to as a method of payment in their stores based on Payment and Settlement Service Agreements between the Group and the PayPay Merchants.

[2]

Under PayPay Credit, PayPay Users link and register their PayPay Card in our PayPay app. PayPay Users make payment by PayPay Credit to the PayPay Merchants, and PayPay Users will pay the transaction amount to PayPay Card due to the credit card closing date.

•	Credit Payment Settlement Services and Acquiring Services

A credit card transaction generally includes the following procedures between credit card issuers, cardholders, credit card merchants, acquirers and payment processing networks such as VISA, Mastercard and JCB:

-	A cardholder uses their credit card at a credit card merchant with the credit card issuer’s authorization in a purchase transaction.

-	The credit card merchant presents the purchase transaction data to an acquirer.

-	The acquirer presents the purchase transaction data to the credit card issuer via the payment processing networks.

-

The credit card issuer authorizes the purchase transaction and delivers funds for the settlement of the transaction amount to the acquirer, minus the interchange fee, via the payment processing networks.

-	The acquirer delivers funds received from the credit card issuer to settle the transaction amount to the credit card merchant, minus the merchant fee.

-	The credit card issuer collects funds from the cardholder.

(a) Credit Payment Settlement Services

The Group, as the credit card issuer, enters into PayPay Card Comprehensive Merchant Agreements with credit card merchants, Credit Merchants Terms and Conditions with cardholders, and various credit card license agreements with payment processing networks (step 1). In accordance with these agreements, the Group agrees to provide credit card payment settlement services to credit card merchants, payment processing network, and cardholders so that cardholders can make purchases at the credit card merchants by using their credit card.

The Group issues a credit card, known as PayPay Card, in accordance with the license agreements with payment processing networks. When PayPay Card is used in a purchase transaction at a credit card merchant, the Group is involved in a purchase transaction as the credit card issuer and the Group provides Credit Payment Settlement Services.

For Credit Payment Settlement Services, the Group’s performance obligation is to provide credit card payment settlement services, including transfer of purchase transaction data and authorization for a purchase transaction (step 2), to the credit card merchants, payment processing networks, and cardholders who are determined to be our customer under IFRS 15.

The Group charges settlement fee to credit card merchants and payment processing networks based on the transaction amount and the predetermined rate (step 3), which is applied to the single performance obligation above (step 4).

The performance obligation is fulfilled when the credit card settlement service is completed, specifically upon receipt of purchase transaction data from an acquirer and the purchase transaction is authorized (step 5). The settlement fee recognized by the Group as revenue pursuant to IFRS 15 under contracts related to Credit Payment Settlement Services is paid to the Group approximately within two months from the satisfaction of the performance obligation.

Credit Payment Settlement Services are included in the Payment segment.

(b) Acquiring Services

The Group enters into an Acquiring Services Agreement with credit card merchants who are determined to be our customer under IFRS 15 (step 1).

When a credit card issued by another credit card issuer is used to purchase goods or services at a credit card merchant, the Group is involved in such a purchase transaction as the acquirer and the Group provides Acquiring Services to the credit card merchant. The Group assists the credit card merchant to obtain the credit card issuer’s authorization through the payment processing networks to process the purchase transaction by transferring purchase transaction data. The credit card merchant who receives a benefit from the service pays consideration to the Group in exchange.

The Group has a performance obligation to provide Acquiring Services by obtaining credit card issuer’s authorization, transferring purchase transaction data, and processing the purchase transaction (step 2). The amount of revenue recognized by the Group is calculated based on the settlement amount of the purchase transaction and the predetermined rate, less interchange fees charged by the credit card issuer (step 3), which is applied to the single performance obligation above (step 4).

This performance obligation is fulfilled when the credit card issuer’s authorization is obtained by the Group, after the receipt of the purchase transaction data from the credit card merchant (step 5).

The fee recognized by the Group as revenue pursuant to IFRS 15 under contracts related to Acquiring Services is paid approximately two business days after the time of satisfying the performance obligation. The cost of Acquiring Services, such as brand fee, charged by the payment processing networks is recorded as commission fees within operating expenses.

Acquiring Services are included in the Payment segment.

•	Debit Payment Settlement Services

Debit card payment is a payment method where the amount is immediately deducted from the bank account at the time the payment is confirmed with the card.

Unlike credit card payments, there is no deferred payment element, and the amount used can only be paid within the balance available in the account.

A debit card transaction generally includes the following procedures between debit card issuers, cardholders, debit card merchants, acquirers and payment processing networks such as VISA.

-	A cardholder uses their debit card at a debit card merchant with the debit card issuer’s authorization in a purchase transaction.

-	The debit card merchant presents the purchase transaction data to an acquirer.

-	The acquirer presents the purchase transaction data to the debit card issuer via the payment processing networks.

-

The debit card issuer authorizes the purchase transaction and delivers funds for the settlement of the transaction amount to the acquirer, minus the interchange fee, via the payment processing networks.

-	The acquirer delivers funds received from the debit card issuer to settle the transaction amount to the debit card merchant, minus the merchant fee.

-	The debit card issuer collects funds from the cardholder at the same time as the withdrawal from the bank account immediately.

The Group, as the debit card issuer, enters into License Agreements with payment processing networks (step 1).

In accordance with the agreements, the Group agrees to provide debit card payment settlement services, which enable the debit card user to make a purchase transaction and payment by the debit card at merchant.

For Debit Payment Settlement Services, the Group’s performance obligation is to provide debit card payment settlement services to payment processing networks who are determined to be customer under IFRS 15, including authorization for a purchase transaction and transfer of purchase transaction data (step 2).

The Group charges fee as a transaction price for debit card payment settlement services arising from a purchase transaction settled by debit card, is calculated by multiplying the transaction amount by the predetermined rate (step 3), which is applied to the single performance obligation above (step 4).

The performance obligation is fulfilled when the service is completed, specifically upon receipt of transaction data from an acquirer (step 5). The fee recognized by the Group as revenue pursuant to IFRS 15 under contracts related to Debit Payment Settlement Services is paid to the Group approximately within two months from the satisfaction of the performance obligation.

Debit Payment Settlement Services are included in the Financial service segment.

b.	Financial Services

Financial Services mainly consists of remittances and bank transfer transactions. Users, companies, and other institutions request various remittances and bank transfer transactions based on the terms and conditions (step

1). The Group has a performance obligation to provide the service of depositing the money into the specified bank account as requested by the customer (step 2). Remittance and bank transfer fees are calculated at a prescribed rate or unit price according to the transaction amount and number of transactions (step 3) related to the single performance obligation (step 4). The Group recognizes revenue associated with these transactions at the point in time the service is provided (step 5).

(B)	Interest Income

The Group earns interest income from revolving, installment, cash advance services rendered to cardholders, loan arrangements entered with customers and treasury investments made for the provision of securities services and investment trust-related services.

In recognition of interest income, the Group uses the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses).

Interest income from non-credit impaired financial assets is recognized by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. The interest rate is set as a fixed rate or is determined based on the length of repayment period.

Interest income is recognized under the effective interest rate method in accordance with IFRS 9.

Interest income is included both in the Payment segment and the Financial service segment.

(C)	Gains (losses) on financial instruments

Financial income mainly comprises, such as dividend income and changes in fair value of financial instruments measured at FVTPL. For further details, refer to the section above (4) Financial Instruments.

(D)	Other operating income

Other operating income consists primarily of expired income associated with PayPay Points Code, and also includes other incidental fees. The Group issues PayPay Points Code to PayPay Merchants and other institutions for PayPay Users. By using PayPay Points Code granted by these PayPay Merchants and other institutions, PayPay Users can fund their PayPay Balance and Other Items on our PayPay app. As PayPay Points Code expires over periods of inactivity, the Group recognizes income when it expires.

(ii)	Consideration Payable to a Customer

The Group has consideration payable to a customer which includes PayPay Points to cardholders through which the Group intends to increase the number of customers and payment transactions. Refer to the section above (4) Financial Instruments for further details of non-derivative financial liabilities.

The Group concluded that PayPay Points do not represent a material right under IFRS 15 because these do not include an option to the cardholders to acquire any distinct services or goods from the Group in the future. The accumulated PayPay Points can be used to acquire additional goods or services from third parties or to convert in PayPay Investment Points which represent investments in third parties. Therefore, consideration payable to a customer is accounted for as a reduction of revenue unless the payment to the customer is in exchange for a distinct good or service, which could result in the consideration payable to a customer exceeding the corresponding revenue, and is recognized on the later of when revenue for the transfer of the service is recognized or the consideration is paid or promised to pay.

If a consideration payable to a customer is an upfront payment, the Group recognizes it as an asset to the extent that the Group reasonably expects to generate future revenue associated with the payment, and, in such case, subsequently reduces revenue when or as the related services are rendered to the customer. Refer to Note 20, Other Assets for further details of an asset with respect to the consideration payable to a customer.

(iii)	Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract are recognized as assets when the Group expects to recover such costs by generating future revenue associated with the payment. The incremental costs of obtaining a contract are those costs that would not have been incurred if the contract had not been obtained. The portion of incremental costs that is not recoverable is expensed when it is incurred. The Group recognizes an asset for the incremental costs of obtaining a contract with a customer for the amount that the Group expects to recover, which is recorded in other assets on the Group’s Consolidated Statements of Financial Position. The asset is amortized over the estimated period that services to which the asset relates are transferred to the customer on a straight-line basis. If the amortization period that the Group otherwise would have recognized is one year or less, the Group applies practical expedient recognizing incremental costs of obtaining a contract as an expense. Refer to Note 20, Other Assets and Note 31, Revenue.

(16)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to business combinations and items recognized directly in equity or in other comprehensive income.

(i)	Current Tax

Current tax is measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

(ii)	Deferred Tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized, except for the following temporary differences:

•	Taxable temporary differences arising from initial recognition of goodwill.

•

Taxable temporary differences arising from the initial recognition of assets or liabilities in a transaction which is not a business combination, affects neither accounting profit or loss nor taxable profit or tax loss and does not give rise to equal taxable and deductible temporary differences.

•

Deductible temporary differences associated with investments in subsidiaries and a joint venture, where it is not probable that the temporary difference will reverse in the foreseeable future or there will be taxable profit against which the temporary differences can be utilized.

•

Taxable temporary differences associated with investments in subsidiaries and a joint venture, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Group recognizes deferred tax assets to the extent that it is probable that future taxable profit will be available.

Deferred tax assets are recognized by considering whether it is probable that part or all of deductible temporary differences and tax loss carry forwards can be deducted against future taxable profit and income taxes based on projected future taxable profit and tax planning. The estimation of future taxable profit is calculated based on financial budgets approved by management of the Group, and it is based on management’s judgments and assumptions. Deferred tax assets related to operating loss carry forwards and in excess of deferred tax liabilities have been recognized as it is estimated that future taxable profits will be available to realize such assets.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting date.

Deferred tax assets and liabilities are offset, only when the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and the same taxation authority levies income taxes either on the same taxable entity or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis or to realize the assets and settle the liabilities simultaneously.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

(iii)	Uncertainty over Income Tax Treatments

Uncertain tax positions as of each reporting date have been analyzed by the Group in accordance with IFRIC 23 “Uncertainty over Income Tax Treatments”. The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained.

The Group records a provision for uncertain tax positions if it is probable that the Group will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Group’s best estimate of the amount expected to be paid. Provisions are reversed to income in provision for (recovery of) income taxes in the period in which management determines they are no longer required or as determined by statute.

(17)	Earnings Per Share

Basic earnings per share (“EPS”) is calculated by dividing profit or loss attributable to the holders of common shares of the Company by the weighted average number of common shares outstanding for each reporting period. Profit or loss attributable to the holders of common shares of the Company is the same as the profit or loss for the year attributable to owners of the parent company.

Diluted EPS is calculated by dividing profit or loss attributable to the holders of common shares of the Company by the weighted average number of common shares outstanding for each reporting period plus the weighted average number of common shares assuming the conversion of all dilutive potential common shares into common shares. Profit or loss attributable to holders of common shares increased by the after-tax amount of dividends recognized in the period in respect of the dilutive potential common shares and is adjusted for any other changes in income or expense that would result from the conversion of the dilutive potential common shares. Potential common shares are antidilutive when their conversion to common shares would increase earnings per share or decrease loss per share. The calculation of diluted earnings per share does not assume conversion, exercise, or other issue of potential common shares that would have an antidilutive effect on earnings per share.

5.	Critical Accounting Judgments and Key Sources of Estimation Uncertainty

The preparation of the Group’s consolidated financial statements requires the management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. These estimates and assumptions are based on the best judgment of the management considering historical experience and various factors deemed to be reasonable as of the end of reporting period. Given their nature, uncertainty about these estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The estimates and assumptions are continuously reviewed by the management, as these estimates may change as new events occur. The effects of a change in estimates and assumptions are recognized in the period of the change and in any future periods effected.

The Group has following areas of critical accounting judgments made and accounting estimates and assumptions made that have significant effects on the reported amount in the consolidated financial statements:

(1)	Business combinations under common control

As disclosed in Note 4, Material Accounting Policies, for business combinations between entities under common control, the Group accounts for such transactions based on the book values of the ultimate parent company, SBG, and regardless of the actual date of the transactions under common control, retrospectively consolidates the financial statements of the acquired companies as if they had always been combined to the earliest comparative period or from the date in which the ultimate parent company acquired those businesses, if later than the beginning of the earliest comparative period.

(2)	Impairment

(i)	Assets

Non-financial assets other than goodwill

Assets, such as property and equipment, right-of-use assets, intangible assets with definite useful lives disclosed in Note 15, Property and Equipment, Note 16, Leases, Note 17, Goodwill and Intangible Assets, are assessed for indications of impairment at the end of the reporting period. The Group evaluates both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence or significant adverse changes in the technological, market, economic or legal environment in which the Group (or an associate) operates, or in the market to which the asset is dedicated. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. The recoverable amount is the greater of its value in use and its fair value less cost to sell. An impairment loss is recognized and the carrying amount is adjusted to be equal to its recoverable amount, if the carrying amount of an asset or a CGU exceeds its recoverable amount. The Group identified no impairment indicators for property and equipment, right-of-use assets, and intangible assets as of March 31, 2024 and 2025, except for the assets held by PayPay Securities Corporation.

Goodwill

A goodwill impairment test requires the Group to exercise judgment and assess whether the carrying value of the CGU or CGU group to which goodwill has been allocated can be supported by the recoverable amount of such CGU or CGU group to which goodwill has been allocated.

The recoverable amount of a CGU or CGU group has been determined based on a value in use calculation which involves the use of estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by the management. Cash flow projections beyond the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent management’s best estimates. These assumptions can be subject to significant adjustments from such factors as user trend, spending on marketing, IT spending of corporations, and market conditions, such as competitors. The key assumptions used to determine the recoverable amounts of the different CGU or CGU group to which goodwill has been allocated are disclosed and further explained in Note 18, Impairment of Goodwill.

(ii)	Financial assets measured at amortized cost, debt instruments measured at FVTOCI, and undrawn loan commitments

The Group assesses the ECL associated with financial assets measured at amortized cost, debt instruments measured at FVTOCI, and undrawn loan commitments. The impairment methodology depends on whether there has been a significant increase in credit risk of the individual financial asset or the asset group including the financial asset. A significant increase in credit risk of the respective financial asset is assessed by considering default risk at the reporting date and comparing it to that at the date of initial recognition. Especially, the financial asset is deemed to be in default when the contractual payment is 90 days or more past due, the contractual conditions have been modified, or the obligor is experiencing significant financial difficulty. The ECL estimation is performed based on unbiased, probability-weighted cash flows calculated by evaluating a range of possible outcomes and the time value of money. The estimation also considers the forecasts of future economic conditions and reasonably expected future events, further expected increase in default probability and deterioration in macro-economic indices, such as GDP or unemployment rate. Refer to Note 4, Material Accounting Policies and Note 37, Financial Instruments for further details.

(3)	Recoverability of Deferred Tax Assets

Regarding temporary differences, which are differences between carrying value of an asset or liability in the Group’s Consolidated Statements of Financial Position and its tax base, the Group recognizes deferred tax assets and deferred tax liabilities. In considering their recoverability, the Group assesses the likelihood of their deferred tax assets being recovered within a reasonably foreseeable timeframe. Refer to Note 4, Material Accounting Policies and Note 19, Income Tax for further details.

(4)	Share-based Payments

Share-based payment expenses related to stock options granted to directors, corporate officers and employees are estimated based on the options’ fair value. In the absence of a public trading market, the Group exercised significant judgment in determining fair value of common shares at the grant date and these options have not been recognized as they depend on the Company’s completing an initial public offering (“IPO”). Valuation is based on all relevant facts and circumstances known at the time of valuation, including but not limited to factors such as historical financial results and projections of the Group’s future operating and financial performance; market performance of comparable publicly traded companies; overall economic and industry outlook; and third-party valuations of the Group’s common shares at the grant date. There were no share-based payment expenses recognized in the Group’s Consolidated Statements of Profit or Loss for the years ended March 31, 2023, 2024 and 2025, as it was not deemed probable that the IPO condition would be achieved. Once achievement of the IPO condition is deemed probable, the Group will recognize share-based payment expenses based on the estimated fair value of stock options determined at the grant date. Refer to Note 36, Share-based Payments for further details.

6.	Standards Issued but Not Yet Effective

On April 9, 2024, the IASB published IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”). IFRS 18, which replaces IAS 1, “Presentation of Financial Statements”, introduces new disclosure requirements regarding the required presentation of operating, investing, financing, income taxes, and discontinued operations categories, management performance measures and improvement on grouping information within the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

The Group is currently assessing the impact of adopting the new standard.

Other than noted above, the Group reviewed the following standards and concluded that the standards do not materially affect its financial reporting.

Standards and amendments	Effective date	Date of adoption by the Group
Lack of Exchangeability (Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”)	January 1, 2025	April 1, 2025

The Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”))	January 1, 2026	April 1, 2026

Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026	April 1, 2026

Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)	January 1, 2026	April 1, 2026

IFRS 19 “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027	April 1, 2027

7.	Segment Information

(1)	Overview of Reportable Segments

The Group’s operating segments are components of the Group that engage in business activities from which they may earn revenues and incur expenses, and those components’ discrete financial information is available. Such operating segments engage in business activities that earn revenues and incur expenses and the operating segments are subject to regular review by the Chief Executive Officer (“CEO”), who is the Group’s Chief Operating Decision Maker (“CODM”), in deciding how to allocate resources and in assessing performance.

Accordingly, the Group has two operating segments, Payment segment and Financial service segment, which are also reportable segments that are determined based on the nature of services as described below. The reportable segments were revised from PayPay segment and PayPay Card segment to Payment segment and Financial service segment due to the change of segment management classifications triggered by the business combinations of PayPay Securities Corporation and PayPay Bank Corporation, which are described in Note 8, Business Combinations. Furthermore, the

Group’s consolidated statements of profit or loss for the years ended March 31, 2023 and 2024 are retrospectively adjusted for the consolidation of the financial statements of PayPay Securities Corporation, PayPay Bank Corporation and their subsidiaries. Refer to Note 3, Restatements and Changes in Presentation for further details. As a result, the figures for the fiscal years ended March 31, 2023 and 2024 have been restated.

(i)	Payment segment

The Payment segment mainly consists of PayPay Corporation and PayPay Card Corporation. This segment includes payment settlement services and related services offered through our PayPay app and payment credit services such as revolving and installment payment options and cash advances.

(ii)	Financial service segment

The Financial service segment mainly consists of PayPay Bank Corporation, PayPay Securities Corporation, and Credit Engine Group, Inc. This segment includes financial service such as internet banking services, securities intermediary services and PayPay Point investment-related services, and loan management services.

(2)	Profit or Loss for the Group’s Reportable Segments

The Group’s CODM primarily uses revenue and operating profit or loss to allocate resources and assess performance. The Group’s segment profit or loss for each reportable segment is prepared in the same basis as the Group’s consolidated financial statements. The total of individual segment profit or loss is equivalent to operating profit or loss presented on the Group’s Consolidated Statements of Profit or Loss.

Segment financial information presented below does not include assets or liabilities, as the Group’s CODM does not allocate resources or assess performance based on such information.

Inter-segment transaction prices are determined in the same manner as arm’s length transactions with external customers.

For the year ended March 31, 2023

(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated

Transaction and service income

Revenue from external customers	123,412	23,515	—	146,927

Inter-segment revenue	469	1,818	(2,287)	—

Total transaction and service income	123,881	25,333	(2,287)	146,927

Interest income	39,711	10,574	—	50,285

Gains (losses) on financial instruments	551	1,528	—	2,079

Other operating income	1,791	112	—	1,903

Total revenue	165,934	37,547	(2,287)	201,194

Operating expenses	(187,030)	(36,999)	2,287	(221,742)

Segment (loss) profit [1]	(21,096)	548	—	(20,548)

[1] The consolidated amount of segment loss is equivalent to loss before tax in the consolidated statement of profit or loss for the year ended March 31, 2023.

For the year ended March 31, 2024

(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated

Transaction and service income

Revenue from external customers	149,310	24,817	—	174,127

Inter-segment revenue	823	2,081	(2,904)	—

Total transaction and service income	150,133	26,898	(2,904)	174,127

Interest income	59,013	14,871	—	73,884

Gains (losses) on financial instruments	405	4,236	—	4,641

Other operating income	1,756	203	—	1,959

Total revenue	211,307	46,208	(2,904)	254,611

Operating expenses	(215,084)	(42,420)	2,904	(254,600)

Segment profit (loss) [1]	(3,777)	3,788	—	11

[1] The consolidated amount of segment profit is equivalent to profit before tax in the consolidated statements of profit or loss for the year ended March 31, 2024.

For the year ended March 31, 2025

(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated

Transaction and service income

Revenue from external customers	176,597	26,998	—	203,595

Inter-segment revenue	1,454	1,362	(2,816)	—

Total transaction and service income	178,051	28,360	(2,816)	203,595

Interest income	68,623	19,819	—	88,442

Gains (losses) on financial instruments	276	5,253	—	5,529

Other operating income	1,304	208	—	1,512

Total revenue	248,254	53,640	(2,816)	299,078

Operating expenses	(217,898)	(48,486)	2,816	(263,568)

Segment profit	30.356	5,154	—	35,510

(Reconciliation to profit before tax)

Share of loss of a joint venture accounted for using the equity method				(549)

Profit before tax				34,961

(3)	Geographical Information

Almost all revenues from external customers of the Group were generated in Japan, which is the Company’s country of domicile, for the years ended March 31, 2023, 2024 and 2025. In addition, the assets of the Group were primarily located in Japan, as of March 31, 2024 and 2025.

(4)	Service Information

The services provided and the amount of revenue are described in revenue section within Note 4, Material Accounting Policies and Note 31, Revenue.

(5)	Information about Major Customers

Revenue from transactions with a single external customer amounting to 10% or more of the revenue on the Group’s Consolidated Statements of Profit or Loss is as follows:

			(In millions of yen)
		For the year ended
	Related segment	March 31, 2023	March 31, 2024	March 31, 2025
LY Corporation	Payment segment and Financial service segment	22,031	—	—

The intra-group reorganizations of LY Corporation, the Group’s parent company, were carried out on October 1, 2023. Refer to Note 1, Reporting Entity and Note 39, Related Party Transactions for further details of the transactions with LY Corporation. For the years ended March 31, 2023, the amount of revenue represent transactions with Yahoo Japan Corporation (currently LY Corporation). For the years ended March 31, 2024 and 2025, the amount of revenue are not presented because they are less than 10% of the revenue in the Group’s Consolidated Statements of Profit or Loss.

8.	Business Combinations

For the year ended March 31, 2023

Acquisition of PayPay Card Corporation and the PayPay Trademark

During the year ended March 31, 2023, the Company entered into a series of transactions which resulted in the acquisition of PayPay Card Corporation and the credit card merchant acquiring business from SBG.

On October 1, 2022, the Company acquired all of the shares of PayPay Card Corporation from Yahoo Japan Corporation (currently LY Corporation), a subsidiary of SBG, making PayPay Card Corporation a wholly owned subsidiary of the Company and therefore consolidated in our financial statements. Immediately prior to the acquisition, Yahoo Japan Corporation transferred its credit card merchant acquiring business to PayPay Card Corporation.

PayPay Card Corporation is engaged in the Credit Payment Settlement Services under the PayPay Trademark. With the acquisition of PayPay Card Corporation, the Group aimed to enhance collaboration with the Payment Settlement Services and plans to further expand its market share in the cashless services market by providing PayPay Settlement Services and Credit Payment Settlement Services. Prior to the acquisition, PayPay Card Corporation paid 37,000 million yen of dividends, and upon acquisition, 63,000 million yen of cash was paid to Yahoo Japan Corporation. Refer to Note 30, Dividends for further details.

The transaction was accounted for as a business combination of entities under common control as the Company and PayPay Card Corporation were controlled by SBG before and after the acquisition. As a business combination of entities under common control, the Group applied the pooling of interests method recognizing the effects of the business combination from April 1, 2021. In all periods presented in these consolidated financial statements, the Group recognized the assets, liabilities, and results of operations of PayPay Card Corporation at the historical book values recorded by SBG in its consolidated financial statements. The Group had held a non-controlling interest up until it acquired all the PayPay Card Corporation shares. On October 1, 2022, the actual transaction date, the Group recognized a decrease in non-controlling interests, a decrease in share premium, and an increase in accumulated deficit at amounts of 14,853 million yen, 1,317 million yen and 36,419 million yen, respectively, as all of the non-controlling interests were derecognized and the differences between the consideration paid and the non-controlling interests derecognized were recorded as equity as share premium in the Consolidated Statements of Financial Position. Also, the Group recognized 63,000 million yen cash used in Payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control in the Consolidated Statements of Cash Flows.

As a result of the application of the pooling of interests method, the Group recognized goodwill arising from this acquisition. This goodwill has been allocated to the Group’s cash generating unit in which the PayPay Card Corporation operations are included. Refer to Note 18, Impairment of Goodwill for further details.

In addition to the acquisition of PayPay Card Corporation, Z Holdings Corporation (currently LY Corporation), a subsidiary of SBG, transferred to the Company “PayPay” trademark and related rights including design rights, domain names and copyrights (collectively, “the PayPay Trademark”). At the same time, the Company and Z Holdings Corporation concluded a contract for the Company to license the PayPay Trademark to Z Holdings Corporation for an indefinite period. The Company did not pay or receive any cash or other consideration for the two contracts.

The Group did not recognize an intangible asset for the PayPay Trademark as it was an internally generated intangible asset and had no carrying value in SBG’s financial statements.

For the year ended March 31, 2024

There were no significant business combinations.

For the year ended March 31, 2025

There were no significant business combinations.

Acquisition of PayPay Securities Corporation and PayPay Bank Corporation in April 2025

The Company entered a series of transactions and acquired PayPay Securities Corporation and PayPay Bank Corporation from SBG in April 2025.

On April 1, 2025, the Company acquired additional 31.0% common shares of PayPay Securities Corporation, in which the Company had held 35.0% of the common shares prior to the transactions. The common shares were acquired from SoftBank Corp. and LY Corporation, subsidiaries of SBG. PayPay Securities Corporation also issued to the Company additional common shares on April 1, 2025 for total consideration of 12,807 million yen. As a result of the transactions, the Company held 75.2% of the common shares of PayPay Securities Corporation as of April 1, 2025.

Also, on April 11, 2025, the Company acquired 47.1% of the common shares and all the non-voting Class A preferred shares of PayPay Bank Corporation from Z Financial Corporation (currently LY Corporation after a merger on August 1, 2025), a subsidiary of SBG, and Mitsui Sumitomo Insurance Co., Ltd. for consideration of 117,378 million yen. After the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares, effective April 28, 2025, the Company held 75.5% of the common shares of PayPay Bank Corporation.

PayPay Securities Corporation is engaged in the securities intermediary business and PayPay Point investment service related business, and PayPay Bank Corporation is engaged in the internet banking business. Through the transactions, the Group aims to create synergies in the Payment Settlement Services and plans to further expand its market share in the cashless services market by providing PayPay Settlement Services and internet banking and securities intermediary services.

Those transactions were accounted for as business combinations of entities under common control as the Company and PayPay Securities Corporation as well as PayPay Bank Corporation were controlled by SBG before and after the transactions. As business combinations of entities under common control, the Group applied the pooling of interests method recognizing the effects of the business combination from April 1, 2022. In all periods presented in these consolidated financial statements, the Group recognized the assets, liabilities, and results of operations of PayPay Securities Corporation and PayPay Bank Corporation at the historical book values recorded by SBG in its consolidated financial statements. The resulting effects of the transactions were presented as retrospective adjustments in the consolidated financial statements as of and for the year ended March 31, 2023 and 2024.

As a result of the application of the pooling of interests method, the Group recognized its share of the corresponding goodwill previously recognized by SBG based on historical cost. This goodwill has been allocated to the Group’s cash generating unit in which PayPay Securities Corporation’s operations are included. There is no goodwill recognized arising from the acquisition of PayPay Bank Corporation.

The Group’s consolidated statements of financial position as of April 1, 2023 and March 31, 2024, and consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended March 31, 2023 and 2024 are retrospectively adjusted for the consolidation of the financial statements of PayPay Securities Corporation and PayPay Bank Corporation from April 1, 2022. Refer to Note 3, Restatements and Changes in Presentation for further details.

9.	Cash and Cash Equivalents

Cash and cash equivalents are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025
Payment:

Cash and demand deposits	489,955	141,289

Restricted cash related to transfers of credit card receivables	1,630	734

Subtotal	491,585	142,023

Financial service:

Cash and demand deposits	20,931	15,530

Deposits with the Bank of Japan [1]	231,807	212,258

Subtotal	252,738	227,788

Total	744,323	369,811

[1]

The Company’s banking subsidiary, PayPay Bank Corporation, is required by the Act on the Reserve Deposit Requirement System to deposit with the Bank of Japan an amount exceeding a certain ratio of deposits (legal reserve), and it deposits an amount exceeding the legal reserve.

10.	Guarantee Deposits

Guarantee deposits are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025
Payment:

Guarantee deposits under Payment Services Act [1][3]	206,614	219,466

Subtotal	206,614	219,466

Financial service:

Deposits to central counterparty [2][3]	90,200	–

Other [3]	25,071	24,763

Subtotal	115,271	24,763

Total	321,885	244,229

[1]

In accordance with the Payment Services Act, the Group is required to deposit certain amounts with Legal Affairs Bureau (the “guarantee deposit”) for the unused prepaid balance deposited by users. The guarantee deposit amount must cover 100% of the total unused prepaid balance of PayPay Money. The Group also has PayPay Money Lite for which the Group is required to deposit the amount equal to 50% of the total unused prepaid balance.

[2]

Cash pledged by a subsidiary engaged in the banking business to Japanese Banks’ Payment Clearing Network as collateral for exchange settlements. During the year ended March 31, 2025, cash deposits were replaced with government bond deposits. Refer to Note 13, Securities and Note 37, Financial Instruments for further details.

[3]	Guarantee deposits are classified as financial assets measured at amortized cost.

11.	Accounts Receivable

Accounts receivable are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025
Settlement receivables [1][4]	92,140	94,087

Other receivables [2][4]	46,594	47,819

Loss allowance [3]	(974)	(852)

Total	137,760	141,054

[1]

Receivables primarily due from external payment service providers, who collect the amount equivalent to PayPay Balance and Other Items charged by PayPay Users through their payment methods on behalf of the Group.

[2]

Other receivables include mainly cash deposits collected by financial institutions from users, but not yet paid out to the Group. The balance of such items were 22,544 million yen and 28,054 million yen as of March 31, 2024 and 2025, respectively.

[3]	The changes in loss allowance for accounts receivable are shown in Note 37, Financial Instruments.

[4]	These assets are classified as financial assets measured at amortized cost.

12.	Loans and Advances to Customers

Loans and advances to customers are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025
Payment:

Credit card receivables	836,712	1,045,681

Loss allowance [1]	(31,161)	(43,739)

Subtotal	805,551	1,001,942

Financial service:

Mortgage loans [2]	508,404	664,594

Overdraft	215,178	261,943

Other	193	383

Loss allowance [1]	(774)	(1,255)

Subtotal	723,001	925,665

Total	1,528,552	1,927,607

[1]	For further details of loss allowance, refer to credit risk management section within Note 37, Financial Instruments.

[2]

Mortgage loans include the loans acquired from a financial institution with a guarantee up to 1% provided by the seller, which amounts to 199,005 million yen and 187,471 million yen as of March 31, 2024 and 2025 respectively.

13.	Securities

Securities are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025
Payment:

Government securities [1]	14,395	35,953

Subtotal	14,395	35,953

Financial service:

Government securities [2]	185,339	329,062

Corporate and other debt securities [2]	246,736	295,707

Asset backed securities	207,531	282,333

Exchange traded funds [3]	114,711	132,509

Equity securities	445	184

Subtotal	754,762	1,039,795

Total	769,157	1,075,748

[1]	Government securities within Payment segment are purchased for the purpose of meeting the deposit requirement under the Payment Services Act. Refer to Note 10, Guarantee Deposits for details.

[2]	These securities include assets pledged as collateral at the Bank of Japan and Japanese Banks’ Payment Clearing Network. Refer to Note 37, Financial Instruments for further details.

[3]	Exchange traded funds are mainly held for PayPay Point investment-related business.

14.	Other Financial Assets

Other financial assets are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025
Receivables from third party operators of deposit machines [1][2]	8,289	5,747

Office security deposits [1]	1,832	3,725

Time deposits [1][3]	1,816	3,677

Derivative assets [4]	2,591	2,234

Accrued interest [1]	1,707	2,177

Trade date accrual[1]	1,249	1,903

Accrued income [1]	1,819	1,741

Other [5]	1,458	1,926

Total	20,761	23,130

[1]	These assets are classified as financial assets measured at amortized cost.

[2]	The balance mainly consists of the deposits made by customers of PayPay Bank Corporation which is retained at third party operators of deposit machines.

[3]	Refer to Note 37, Financial Instruments for further details.

[4]	These assets are classified as financial assets measured at FVTPL.

[5]	These assets primarily consist of financial assets measured at amortized cost.

15.	Property and Equipment

Changes in property and equipment are as follows:

(1)	Acquisition Cost

			(In millions of yen)
	Leasehold improvements	Furniture and fixtures	Construction in progress	Total
Balance as of April 1, 2023	2,514	17,862	967	21,343

Additions	504	3,028	1,596	5,128

Transfer from construction in progress	8	1,257	(1,265)	—

Disposals	(280)	(2,707)	(1)	(2,988)

Other	—	1	(491)	(490)

Balance as of March 31, 2024	2,746	19,441	806	22,993

Additions	432	3,222	1,676	5,330

Transfer from construction in progress	6	1,264	(1,270)	—

Disposals	(35)	(1,592)	(9)	(1,636)

Other	(112)	(86)	(647)	(845)

Balance as of March 31, 2025	3,037	22,249	556	25,842

(2)	Accumulated Depreciation and Impairment Losses

			(In millions of yen)
	Leasehold improvements	Furniture and fixtures	Construction in progress	Total
Balance as of April 1, 2023	687	6,356	—	7,043

Depreciation	469	3,261	—	3,730

Disposals	(279)	(2,119)	—	(2,398)

Impairment Losses	—	83	—	83

Balance as of March 31, 2024	877	7,581	—	8,458

Depreciation	455	3,658	—	4,113

Disposals	(24)	(1,018)	—	(1,042)

Other	(100)	(80)		(180)

Balance as of March 31, 2025	1,208	10,141	—	11,349

(3)	Book Value

			(In millions of yen)
	Leasehold improvements	Furniture and fixtures	Construction in progress	Total
Balance as of March 31, 2024	1,869	11,860	806	14,535

Balance as of March 31, 2025	1,829	12,108	556	14,493

Amounts related to property and equipment under construction are shown as construction in progress. There were no property and equipment with restrictions on ownership or pledged as a collateral. Depreciation is included in operating expenses in the Group’s Consolidated Statements of Profit or Loss. There was no borrowing cost capitalized on property and equipment. For commitments regarding the acquisition of property and equipment, refer to Note 40, Commitments.

16.	Leases

The Group has no significant sublease arrangements. For cash flows related to leases, refer to Note 23, Borrowings and Lease Liabilities.

Group as a lessee

(1)	Nature of the Leases

The Group enters into lease contracts primarily for the use of rental offices as well as company housing for employees. Some of the lease agreements include extension and termination options, but there are no purchase options, escalation clauses, or significant restrictions on additional borrowings or additional leases imposed by the lease agreement.

The majority of the extension options are for the same period as the original lease contract, and termination options are for early termination with advance notification of three or six months. These options are exercised as necessary to enable the Group to utilize the underlying asset in its business. In determining the lease term, all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease are considered. Right-of-use assets and lease liabilities are measured reflecting the lease term based on the management’s best estimate about whether an extension or termination option will be exercised at the lease commencement date or when the management reassess the lease terms.

(2)	Lease-related Expenses

Lease-related expenses are as follows:

		(In millions of yen)
	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025
Depreciation expenses on right-of-use assets –Buildings	2,909	2,541	2,732

Depreciation expenses on right-of-use assets – Other	56	64	90

Interest expenses on lease liabilities	69	72	92

Expenses relating to short-term leases	250	208	167

Expenses relating to leases of low-value assets excluding short-term lease expenses	113	186	176

Total lease-related expenses	3,397	3,071	3,257

Total cashout flow	3,127	2,832	3,038

Refer to Note 37, Financial Instruments for the maturity analysis of the financial liabilities including lease liabilities.

(3)	Book Value of Right-of-use Assets

The movements of the book value of right-of-use assets are as follows:

(In millions of yen)
	Buildings	Other	Total
Balance as of April 1, 2023	9,626	102	9,728

Increase due to new lease agreements and remeasurement of lease liabilities	1,842	402	2,244

Decrease due to termination of lease agreements and remeasurement of lease liabilities	(383)	(9)	(392)

Depreciation	(2,541)	(64)	(2,605)

Other	(104)	(19)	(123)

Balance as of March 31, 2024	8,440	412	8,852

Increase due to new lease agreements and remeasurement of lease liabilities	9,026	43	9,069

Decrease due to termination of lease agreements and remeasurement of lease liabilities	(207)	0	(207)

Depreciation	(2,732)	(90)	(2,822)

Other	(61)	(32)	(93)

Balance as of March 31, 2025	14,466	333	14,799

17.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets are as follows:

(1)	Acquisition Cost

				(In millions of yen)
		Intangible Assets
	Goodwill	Software	Software in progress	Customer relationship	Total
Balance as of April 1, 2023	9,919	65,020	33,332	4,527	102,879

Acquisitions	—	4,546	6,783	—	11,329

Internal development	—	244	6,860	—	7,104

Transfer from software in progress	—	42,884	(42,884)	—	—

Disposals	—	(1,731)	(59)	—	(1,790)

Other	—	(765)	(450)	—	(1,215)

Balance as of March 31, 2024	9,919	110,198	3,582	4,527	118,307

Acquisitions	5,238	4,794	4,082	1,097	9,973

Internal development	—	193	7,373	—	7,566

Transfer from software in progress	—	11,767	(11,767)	—	—

Disposals	—	(3,047)	(79)	—	(3,126)

Other	—	(83)	(187)	—	(270)

Balance as of March 31, 2025	15,157	123,822	3,004	5,624	132,450

(2)	Accumulated Amortization and Impairment Losses

				(In millions of yen)
		Intangible Assets
	Goodwill	Software	Software in progress	Customer relationship	Total
Balance as of April 1, 2023	—	43,758	224	2,352	46,334

Amortization	—	10,810	—	408	11,218

Impairment loss	—	95	—	—	95

Disposals	—	(883)	—	—	(883)

Other	—	(147)	—	—	(147)

Balance as of March 31, 2024	—	53,633	224	2,760	56,617

Amortization	—	12,733	—	438	13,171

Impairment loss	—	—	—	—	—

Disposals	—	(3,024)	—	—	(3,024)

Other	—	14	—	—	14

Balance as of March 31, 2025	—	63,356	224	3,198	66,778

(3)	Book Value

				(In millions of yen)
		Intangible Assets
	Goodwill	Software	Software in progress	Customer relationship	Total
Balance as of March 31, 2024	9,919	56,565	3,358	1,767	61,690

Balance as of March 31, 2025	15,157	60,466	2,780	2,426	65,672

There were no intangible assets with restrictions on ownership or pledged as a collateral. Amortization of intangible assets is included in operating expenses in the Group’s Consolidated Statements of Profit or Loss. For commitments regarding the acquisition of intangible assets, refer to Note 40, Commitments.

18.	Impairment of Goodwill

(1)	Goodwill Allocated to CGU or CGU group

Annual impairment testing for goodwill was performed as of January 1, 2024 and 2025 for the years ended March 31, 2024 and 2025, respectively.

Goodwill resulting from the acquisition of PayPay Card Corporation was allocated to one CGU, PayPay Card CGU, which is included in the Payment segment, for impairment testing purposes. PayPay Card CGU includes PayPay Card Corporation acquired on October 1, 2022, which is retrospectively consolidated as if such transaction was executed by the Group prior to the transfer or April 1, 2021. On October 1, 2022, we acquired all of the shares of PayPay Card Corporation from Yahoo Japan Corporation (currently LY Corporation). Immediately prior to the acquisition, Yahoo Japan Corporation transferred its credit card merchant acquiring business to PayPay Card Corporation. The acquisition of PayPay Card Corporation was accounted for as a transaction under common control since we, Yahoo Japan Corporation and PayPay Card Corporation are all controlled by SBG. Refer to Note 8, Business Combinations for more details.

The carrying amount of goodwill allocated to the CGU or CGU group for impairment testing is as follows:

	(In millions of yen)

	March 31, 2024	March 31, 2025
PayPay Card CGU	9,176	9,176

Other CGUs or CGU groups	743	5,981

Total	9,919	15,157

(2)	Measurement Method for Recoverable Amounts of Goodwill

PayPay Card CGU

The recoverable amount of the CGU was determined based on a value in use calculation using cash flow projections and dividend projections for a period of up to five years from financial budgets approved by the Group’s management.

Cash flow projections and dividend projections take into account past experience and represent management’s best estimates.

The main assumptions used in the value in use calculation include the pre-tax discount rate, terminal growth rate and expected future dividends. These assumptions can be subject to significant adjustments due to factors such as marketing budgets and market conditions, such as competitors. Dividends beyond the planning periods were extrapolated using terminal growth rates. To estimate the pre-tax discount rate that reflects the time value of money and the risks specific to the CGU, the Group has assumed a risk-free rate equal to one-month average market yield on 10-year Japanese government bonds at the date of performing the annual impairment test. The Group also incorporates risk premiums, such as company specific premium including size risk premium and equity premium, in the pre-tax discount rate. The terminal growth rates are based on the long-term average inflation rates of Japan, which take into consideration external macroeconomic sources of data.

The significant assumptions used in the value in use calculations are as follows:

	For the year ended March 31, 2024
	Pre-tax discount rate	Terminal growth rate
PayPay Card CGU	10.3%	1.5%

	For the year ended March 31, 2025
	Pre-tax discount rate	Terminal growth rate
PayPay Card CGU	10.2%	1.5%

No impairment losses were recognized for goodwill for the years ended March 31, 2024 and 2025, as a result of the annual impairment testing.

(3)	Sensitivity to Changes in Assumptions

The Group conducted an analysis of the sensitivity of the impairment test to changes in the significant assumptions used to determine the recoverable amount for the CGU or CGU group.

For all the CGUs or CGU groups, in the opinion of the Group’s management, the recoverable amount has considerably exceeded the carrying amount of the CGU or CGU group, and the outcomes of the impairment tests are not sensitive to cause material changes in any of the assumptions underlying the cash flow projections, including discount rates, for the periods presented for the CGU or CGU group.

19.	Income Tax

(1)	Deferred Tax

The major movements of deferred tax assets and liabilities are as follows:

For the year ended March 31, 2024

	Balance as of April 1, 2023	Amounts recorded under profit or loss	Amounts recognized under other comprehensive loss	Other	Balance as of March 31, 2024

Deferred tax assets

Operating loss carryforwards	6,597	(1,751)	—	—	4,846

Loss allowance	7,103	8,275	—	—	15,378

Impairment	2,519	(335)	—	—	2,184

Assets revaluation of acquired business	12,383	(3,125)	—	—	9,258

Lease liabilities	2,877	(421)	—	—	2,456

Accrued liabilities	377	623	—	—	1,000

Deposits	51	14	—	—	65

Securities	749	(172)	521	—	1,098

Asset retirement obligation	553	11	—	—	564

Loans and advances to customers	1,236	636	—	—	1,872

Other	1,607	(91)	—	(21)	1,495

Subtotal	36,052	3,664	521	(21)	40,216

Deferred tax liabilities

Capitalized card acquisition cost	1,903	(544)	—	—	1,359

Right-of-use assets	3,228	(387)	—	—	2,841

Accounts receivable	483	57	—	—	540

Other	1,240	73	—	—	1,313

Subtotal	6,854	(801)	—	—	6,053

Deferred tax, net	29,198	4,465	521	(21)	34,163

The amounts of deferred tax assets and deferred tax liabilities on the Consolidated Statements of Financial Position are as follows:

(In millions of yen)

March 31, 2024
Deferred tax assets	34,261
Deferred tax liabilities	98

Deferred tax, net	34,163

For the year ended March 31, 2025

	Balance as of April 1, 2024	Amounts recorded under profit or loss	Amounts recognized under other comprehensive loss	Other	Balance as of March 31, 2025

Deferred tax assets

Operating loss carryforwards	4,846	(2,052)	—	—	2,794

Loss allowance	15,378	6,191	—	—	21,569

Impairment	2,184	(819)	—	—	1,365

Assets revaluation of acquired business	9,258	(2,647)	—	—	6,611

Lease liabilities	2,456	2,789	—	—	5,245

Accrued liabilities	1,000	(567)	—	—	433

Deposits	65	12,668	—	—	12,733

Securities	1,098	184	1,501	—	2,783

Asset retirement obligation	564	494	—	—	1,058

Loans and advances to customers	1,872	1,004	—	—	2,876

Other	1,495	822	—	10	2,327

Subtotal	40,216	18,067	1,501	10	59,794

Deferred tax liabilities

Capitalized card acquisition cost	1,359	(492)	—	—	867

Right-of-use assets	2,841	1,961	—	—	4,802

Lease receivables	－	1,422	—	—	1,422

Accounts receivable	540	1,472	—	—	2,012

Other	1,313	(570)	—	933	1,676

Subtotal	6,053	3,793	—	933	10,779

Deferred tax, net	34,163	14,274	1,501	(923)	49,015

The amounts of deferred tax assets and deferred tax liabilities on the Consolidated Statements of Financial Position are as follows:

(In millions of yen)
March 31, 2025
Deferred tax assets	49,392
Deferred tax liabilities	377

Deferred tax, net	49,015

Deferred tax assets which belong to each company in the Group that recorded losses as of March 31, 2024 and 2025 are 30,471 million yen and 12,772 million yen, respectively.

(2)	Deductible Temporary Differences and Carryforward of Unused Tax Losses for Which No Deferred Tax Asset is Recognized in the Group’s Consolidated Statements of Financial Position

Deductible temporary differences and carryforward of unused tax losses for which deferred tax assets are not recognized are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025
Deductible temporary differences	181,562	135,389

Carryforward of unused tax losses	151,051	141,868

Total	332,613	277,257

Breakdown of carryforward of unused tax losses by expiry date for which deferred tax assets are not recognized are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025
Within 1 year	197	315

Between 1 year and 2 years	315	887

Between 2 years and 3 years	887	1,529

Between 3 years and 4 years	1,529	—

5 years and after	148,123	139,137

Total	151,051	141,868

The Company and certain of its domestic subsidiaries apply the Japanese Group Relief System effective from the year ended March 31, 2024. However, the deductible temporary differences and carryforward of unused tax losses for which deferred tax assets are not recognized that are presented in the above table do not include the amounts related to local taxes (inhabitant tax and enterprise tax), which are not subject to the Japanese Group Relief System.

As of March 31, 2024 and 2025, the amounts of deductible temporary differences related to local taxes (inhabitant tax and enterprise tax) were 144,356 million yen and 103,230 million yen, and the amounts of carryforward of unused tax losses were 161,620 million yen and 142,730 million yen, respectively,

(3)	Taxable Temporary Differences Relating to Investments in Subsidiaries for which Deferred Tax Liabilities have not been Recognized

There were no material taxable temporary differences relating to investments in subsidiaries for which deferred tax liabilities have not been recognized as of March 31, 2024 and 2025.

(4)	Income Tax Expense (Benefit)

The components of income tax expense (benefit) are as follows:

		(In millions of yen)
	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025

Current tax expense	4,418	5,306	10,078

Deferred tax expense (benefit)	(20)	(4,465)	(14,274)

Changes related to origination and reversal of temporary differences [1][2]	(20)	(4,628)	(13,095)

Changes in the tax rate [3]	—	163	(1,179)

Total	4,398	841	(4,196)

		(In millions of yen)
	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025

Income tax recognized directly in equity	(13,795)	—	—

Income tax recognized in other comprehensive income	(321)	(521)	(1,501)

[1]

The results for the year ended March 31, 2025 include deferred tax benefits of 12,736 million yen arising from the recognition of deferred tax assets on deductible temporary differences following the reassessment of their recoverability.

[2]	For details, refer to the changes in deferred tax assets and liabilities at the section (1) above.

[3]

Amendments to the Japanese tax regulations were enacted into law on March 31, 2025. As a result of these amendments, the Japanese statutory effective tax rate is scheduled to be increased from 31.46% to approximately 32.34% effective from the year ending March 31, 2027. The Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

(5)	Reconciliation of the Statutory Effective Tax Rate and the Actual Effective Tax Rate

The reconciliation of the statutory effective tax rate and the actual effective tax rate are as follows:

	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025

Japanese statutory effective tax rate [1]	31.46%	31.46%	31.46%

Permanent non-deductible items	(3.69)	877.15	(0.46)

Assessment of the recoverability of deferred tax assets	(40.96)	10,522.38	(41.39)

Additional taxable profit [2]	(5.71)	341.31	1.23

Income tax imposed at the trust in relation to stock option plans	(3.60)	—	—

Change in tax rate [3]	—	1,441.10	(3.37)

Tax credits	—	(2,773.17)	(0.92)

Share of loss of a joint venture accounted for using the equity method	—	—	0.49

Tax rate difference between subsidiaries	—	(989.88)	0.58

Other	1.10	(2,004.09)	0.38

Actual effective tax rate	(21.40)%	7,446.26%	(12.00)%

[1]	Japanese statutory effective tax rate is calculated based on corporate tax, inhabitant tax and enterprise tax applicable to the Group.

[2]

For added value component of the enterprise tax, there are certain additional taxable items such as employee benefit expenses that are included in taxable profit and loss carryforward cannot be utilized.

[3]

Due to tax reform enacted during the year ended March 31, 2024, a certain subsidiary will apply the size-based enterprise tax from the year ending March 31, 2027. Amendments to the Japanese tax regulations were enacted into law on March 31, 2025. As a result of these amendments, the Japanese statutory effective tax rate is scheduled to be increased from 31.46% to approximately 32.34% effective from the year ending March 31, 2027. The Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

20.	Other Assets

Other assets are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025

Customer incentives [1]	23,514	20,504

Incremental costs of obtaining a contract [2]	7,317	8,882

Prepaid expenses	6,543	6,497

Income tax receivables	699	328

Other	531	790

Total	38,604	37,001

[1]

The Group has consideration payable to a customer for PayPay Points for cardholders. PayPay Points for cardholders are capitalized based on recoverability and those that are not recoverable are expensed as incurred. Capitalized points are amortized on a straight-line basis over the period of ten years from which the related revenue is expected to be recognized when cardholders use their credit cards.

The amortization expenses recorded as a reduction of revenue for the years ended March 31, 2023, 2024 and 2025 were 3,817 million yen, 4,230 million yen, and 4,464 million yen, respectively.

[2]	Refer to Note 31, Revenue for further details of incremental costs of obtaining a contract.

21.	Deposits

Deposits are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025

Payment:

PayPay Users’ deposits [1][2]	329,694	391,595

Subtotal	329,694	391,595

Financial service:

Demand deposits	1,570,373	1,688,643

Time deposits	114,861	152,393

Deposits from customers in the securities business	109,765	142,236

Other	11,884	11,072

Subtotal	1,806,883	1,994,344

Total	2,136,577	2,385,939

[1]

PayPay Users’ deposits are PayPay Balance and Other Items held by PayPay Users in PayPay Settlement Services. For further details of PayPay Balance and Other Items, refer to financial instruments section within Note 4, Material Accounting Policies.

[2]

PayPay Users’ deposits include PayPay Money which PayPay Users can withdraw at user’s discretion. The balance of PayPay Money amounts to 131,878 million yen and 170,030 million yen as of March 31, 2024 and 2025 respectively.

22.	Accounts Payable

Accounts payable are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025

Settlement payable [1]	760,150	902,682

Credit card payable [1]	27,121	27,913

Other payables [1]	21,178	18,802

Total	808,449	949,397

[1]	These accounts payable are classified as financial liabilities measured at amortized cost.

23.	Borrowings and Lease Liabilities

(1)	Components of Borrowings and Lease Liabilities

Components of borrowings and lease liabilities are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025

Borrowings

Payment:

Loan payables [1]	389,318	213,050

Commercial papers [2]	112,000	84,000

Subtotal	501,318	297,050

Financial service:

Loan payables [1]	101,900	102,528

Subtotal	101,900	102,528

Total	603,218	399,578

Lease liabilities

Payment	6,844	11,121

Financial service	890	976

Total	7,734	12,097

[1]	The weighted average interest rates of the outstanding loan payables as of March 31, 2024 and 2025 were 0.36% and 0.55%, respectively.

[2]	The weighted average interest rates of the outstanding commercial papers as of March 31, 2024 and 2025 were 0.08% and 0.59%, respectively.

Significant financial covenants on the loan payables of PayPay Card Corporation

PayPay Card Corporation is subject to the following financial covenants with respect to a portion of its loan payables from financial institutions and was in compliance with such covenants for the years ended March 31, 2024 and 2025. All financial covenants are determined based on PayPay Card Corporation stand-alone financial information.

(i)	Net assets on a stand-alone basis must not be negative for each fiscal year.

(ii)	Net assets as of each fiscal year-end should be equal to or greater than 75% of the net assets as of the end of the previous fiscal year or March 31, 2021, whichever is higher.[1]

(iii)	Should not incur operating losses or ordinary losses for two consecutive fiscal years.

(iv)	Required to remain a subsidiary of LY Corporation.

(v)	Must maintain a minimum issuer rating of BBB- by a rating agency, and in absence of such rating, LY Corporation must maintain a minimum issuer rating of BBB+.

[1]	Management performs financial covenants review and concluded that PayPay Card Corporation’s restricted net assets amounts to 616,011 million yen as of March 31, 2025.

In accordance with Rule 5-04 of Regulation S-X, management concluded that the Group is required to report Condensed Financial Information as of and for the year ended March 31, 2025. Refer to Schedule I for Condensed Financial Information.

(2)	Changes in Liabilities Arising from Financing Activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash flows and non-cash transactions. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified as cash flows from financing activities in the Group’s Consolidated Statements of Cash Flows.

For the year ended March 31, 2023

			(In millions of yen)
			Non-cash transactions
	Carrying amount as of April 1, 2022	Cash flows	Addition [1]	Decrease [2]	Carrying amount as of March 31, 2023
Lease liabilities	9,533	(2,742)	2,306	(399)	8,698

Loan payables	451,301	30,955	—	(120,716)	361,540

Commercial papers	103,000	30,000	—	—	133,000

Total	563,834	58,213	2,306	(121,115)	503,238

For the year ended March 31, 2024

			(In millions of yen)
			Non-cash transactions
	Carrying amount as of April 1, 2023	Cash flows	Addition [1]	Decrease [2]	Carrying amount as of March 31, 2024
Lease liabilities	8,698	(2,409)	1,837	(392)	7,734

Loan payables	361,540	129,678	—	—	491,218

Commercial papers	133,000	(21,000)	—	—	112,000

Total	503,238	106,269	1,837	(392)	610,952

For the year ended March 31, 2025

			(In millions of yen)
			Non-cash transactions
	Carrying amount as of April 1, 2024	Cash flows	Addition [1]	Decrease [2]	Carrying amount as of March 31, 2025
Lease liabilities	7,734	(2,820)	7,204	(21)	12,097

Loan payables	491,218	(176,298)	658	—	315,578

Commercial papers	112,000	(28,000)	—	—	84,000

Total	610,952	(207,118)	7,862	(21)	411,675

[1]	Addition of lease liabilities and loan payables mainly resulted from new contracts.

[2]

Decrease in loan payables resulted from a derecognition of loan payables that had been accounted for by the pooling of interests method under a business combination of entities under common control. The loan payables derecognized were a part of the credit card merchant acquiring business, but those were not transferred to PayPay Card Corporation on October 1, 2022. Refer to Note 8, Business Combinations for further details.

Decrease in lease liabilities resulted from payment of lease liabilities during the period.

24.	Other Financial Liabilities

Other financial liabilities are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025

Suspense receipt [1][2]	15,772	12,826

Advances received [1]	7,249	12,016

Accrued expenses	5,799	6,840

Trade date accrual [1]	1,267	1,336

Derivative liabilities [3]	1,226	1,186

Other	48	3

Total	31,361	34,207

[1]	These liabilities are classified as financial liabilities measured at amortized cost.

[2]	Suspense receipts are mainly temporary accounts related to transfer of funds to other banks that are in progress.

[3]	These liabilities are classified as financial liabilities measured at FVTPL.

25.	Provisions

Changes in provisions are as follows:

			(In millions of yen)
	Loss allowance for undrawn loan commitments	Asset retirement obligations	Other	Total
Balance as of April 1, 2023	426	1,848	329	2,603

Changes in ECL	4,740	–	–	4,740

Additions	–	103	–	103

Unwinding of discount	–	2	–	2

Utilized	–	(143)	–	(143)

Reversal	–	－	(302)	(302)

Other	–	292	–	292

Balance as of March 31, 2024	5,166	2,102	27	7,295

Changes in ECL	(1,836)	–	–	(1,836)

Additions	–	1,841	–	1,841

Unwinding of discount	–	3	–	3

Utilized	–	(83)	(27)	(110)

Reversal	–	–	–	–

Other	–	(152)	–	(152)

Balance as of March 31, 2025	3,330	3,711	–	7,041

Loss allowance for undrawn loan commitments

Refer to Note 37, Financial Instruments for details of the Group’s credit risk management.

Asset retirement obligations

The Group recognizes asset retirement obligations for restoring leased properties to their original conditions upon termination of the lease contract based on contracts and agreements. The asset retirement obligations are measured using a discounted cash flow model at a pre-tax discount rate which can be reasonably estimated. The estimated future cash flow represents the management’s best estimates of the expenses expected to be incurred for restoring an asset to its original condition specified in the lease contracts. These expenses are expected to be paid after the estimated period of use. However, the amounts will be affected by future business plans including extension or termination of lease contracts.

26.	Other Liabilities

Other liabilities are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025
Consumption tax payables	2,732	9,118

Accrued bonuses	4,211	4,647

Accrued paid leave	3,872	4,105

Contract liabilities	3,364	2,900

Other tax payables	804	819

Other	1,307	1,672

Total	16,290	23,261

27.	Employee Benefits

(1)	Defined Contribution Plan

The amounts recognized as operating expenses in the Group’s Consolidated Statements of Profit or Loss in respect of the defined contribution plans, including publicly provided plans, are as follows:

		(In millions of yen)
	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025
Contribution	2,500	3,459	3,910

(2)	Employee Benefit Expenses

Employee benefit expenses included in operating expenses in the Group’s Consolidated Statements of Profit or Loss are 30,476 million yen, 37,764 million yen and 41,483 million yen for the years ended March 31, 2023, 2024 and 2025, respectively. For further details, refer to Note 34, Operating Expenses.

Employee benefit expenses include salaries, bonuses, statutory welfare expenses. Refer to Note 39, Related Party Transactions for details of compensation of key management personnel.

28.	Classification of Current and Non-current

As of March 31, 2024

		(In millions of yen)
	Collection or settlement period

	12 months or less	Over 12 months	Total
Assets

Cash and cash equivalents	744,323	–	744,323

Guarantee deposits	321,885	–	321,885

Call loans	116,083	–	116,083

Accounts receivable	137,760	–	137,760

Loans and advances to customers	617,349	911,203	1,528,552

Securities	181,055	588,102	769,157

Other financial assets	18,909	1,852	20,761

Property and equipment	–	14,535	14,535

Right-of-use assets	–	8,852	8,852

Intangible assets	–	61,690	61,690

Goodwill	–	9,919	9,919

Deferred tax assets	–	34,261	34,261

Other assets	6,950	31,654	38,604

Total assets	2,144,314	1,662,068	3,806,382

Liabilities

Deposits	2,122,209	14,368	2,136,577

Accounts payable	808,449	–	808,449

Income tax payables	4,109	–	4,109

Borrowings	375,268	227,950	603,218

Other financial liabilities	31,313	48	31,361

Provisions	5,300	1,995	7,295

Lease liabilities	2,179	5,555	7,734

Deferred tax liabilities	–	98	98

Other liabilities	14,942	1,348	16,290

Total liabilities	3,363,769	251,362	3,615,131

As of March 31, 2025

		(In millions of yen)
	Collection or settlement period

	12 months or less	Over 12 months	Total
Assets

Cash and cash equivalents	369,811	–	369,811

Guarantee deposits	244,229	–	244,229

Call loans	63,000	–	63,000

Accounts receivable	141,054	–	141,054

Loans and advances to customers	794,538	1,133,069	1,927,607

Securities	225,867	849,881	1,075,748

Other financial assets	19,372	3,758	23,130

Property and equipment	–	14,493	14,493

Right-of-use assets	–	14,799	14,799

Intangible assets	–	65,672	65,672

Goodwill	–	15,157	15,157

Investments accounted for using the equity method	–	1,012	1,012

Deferred tax assets	–	49,392	49,392

Other assets	5,742	31,259	37,001

Total assets	1,863,613	2,178,492	4,042,105

Liabilities

Deposits	2,371,052	14,887	2,385,939

Accounts payable	949,396	1	949,397

Income tax payables	6,477	–	6,477

Borrowings	201,978	197,600	399,578

Other financial liabilities	34,203	4	34,207

Provisions	3,662	3,379	7,041

Lease liabilities	2,739	9,358	12,097

Deferred tax liabilities	–	377	377

Other liabilities	22,610	651	23,261

Total liabilities	3,592,117	226,257	3,818,374

29.	Issued Capital and Reserves

(1)	Authorized Shares and Issued Capital

The movement of authorized shares and shares issued is as follows:

(In thousands of shares)
	Number of authorized shares	Number of shares issued [2][3][4]
Common shares [1]

April 1, 2022	500,000	220,000

Increase during the year [2]	1,100,000	330,000

Decrease during the year	–	–

March 31, 2023	1,600,000	550,000

Increase during the year	–	–

Decrease during the year	–	–

March 31, 2024	1,600,000	550,000

Increase during the year	–	–

Decrease during the year	–	–

March 31, 2025 [3]	1,600,000	550,000

	Number of authorized shares	Number of shares issued [2][3][4]
Class A preferred shares [4]

April 1, 2022	400,000	330,000

Increase during the year	–	–

Decrease during the year [2]	–	(330,000)

March 31, 2023	400,000	–

Increase during the year	–	–

Decrease during the year [5]	(400,000)	–

March 31, 2024	–	–

Increase during the year	–	–

Decrease during the year	–	–

March 31, 2025	–	–

[1]

Holders of common shares are entitled to receive dividends. Each common share carries one vote at general meetings of shareholders. All shares issued by the Group have no par value and the Group holds no Treasury Shares of the Company. Common shares are reserved for issue under outstanding share options. Refer to Note 36, Share-based Payments for details of the number of common shares and the relevant terms. The number of shares presented above are retrospectively adjusted in respect of the share split that occurred on November 15, 2025. Refer to Note 42, Subsequent Events, for further details.

[2]	Increase/decrease due to the exercise of conversion right by Class A preferred shareholder to common shares.

[3]	All common shares are fully paid.

[4]

Class A preferred shares have no voting rights, and have preference in dividend payments, while both of Class A preferred shares and common shares have the same rights to residual assets of the Group. The holders of Class A preferred shares have right of conversion of one Class A preferred share to one common share on and after April 1, 2022.

[5]	Decrease due to the abolishment of the provision in the articles of incorporation related to Class A preferred shares.

(2)	Share Premium and Retained Earnings

(i)	Share Premium

Legal capital reserve

Under the Companies Act, at least 50% of the proceeds of certain issuances of share capital shall be credited to issued capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general shareholders’ meeting, the transfer of amounts from share premium to issued capital.

Transaction costs of equity transaction

Transaction costs of an equity transaction are directly deducted from share premium.

Capital contributions from shareholders in relation to stock option plans

The Group has a trust-type stock option plan for directors, corporate officers and employees. Under the stock option plan, SoftBank Corp. and Z Holdings Corporation (currently LY Corporation), which are the shareholders of the Company, contributed their funds to the Trust. Refer to Note 36, Share-Based Payments for further details.

(ii)	Retained Earnings

Legal earnings reserve

The Companies Act requires that an amount equal to at least 10% of dividends from surplus, as defined under the Companies Act, shall be appropriated as capital reserve (part of share premium), or appropriated for legal earnings reserve (part of retained earnings) until the aggregate amount of capital reserve and legal earnings reserve is equal to 25% of share capital. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval at the general shareholders’ meetings.

(3)	Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) are as follows:

	(In millions of yen)
	Changes in debt instruments measured at FVTOCI	Exchange differences on translation of foreign operations
Balance as of April 1, 2023	(101)	(7)
Other comprehensive income (loss) (attributable to owners of the parent company)	(22)	11

Balance as of March 31, 2024	(123)	4

Other comprehensive income (loss) (attributable to owners of the parent company)	(250)	(10)

Balance as of March 31, 2025	(373)	(6)

30.	Dividends

The following dividends paid by the Group were included in the Group’s Consolidated Statements of Changes in Equity for the years ended March 31, 2023, 2024 and 2025.

	Class of shares	Amount of dividends (In millions of yen)	Dividends per share (Yen)	Effective date
For the year ended March 31, 2023

PayPay Card Corporation September 6, 2022, extraordinary general meeting of shareholders	Common shares	37,000	11,858,974	September 30, 2022

PayPay Bank Corporation June 23, 2022, general meeting of shareholders	Common shares	1,573	2,070	June 24, 2022

For the year ended March 31, 2024

PayPay Bank Corporation June 22, 2023, general meeting of shareholders	Common shares	783	1,030	June 23, 2023
	Class A preferred stock	1,000	1,133	June 23, 2023

For the year ended March 31, 2025

PayPay Bank Corporation June 21, 2024, general meeting of shareholders	Common shares	1,228	1,616	June 24, 2024
	Class A preferred stock	1,574	1,782	June 24, 2024

Dividends applicable to the owners of the parent company included in the total cash dividends for the years ended March 31, 2023, 2024 and 2025 were 4,929 million yen, 179 million yen and 283 million yen, respectively.

31.	Revenue

(1)	Disaggregation of Revenue

(i) Revenue recognized from contracts with customers and other sources

		(In millions of yen)
	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025
Revenue from contracts with customers

Transaction and service income	146,927	174,127	203,595

Revenue from other sources

Interest income [1]	50,285	73,884	88,442

Gains (losses) on financial instruments	2,079	4,641	5,529

Other operating income	1,903	1,959	1,512

Total	201,194	254,611	299,078

[1]

The Group pays guarantee fees to third-party financial institutions to mitigate the credit risk of loans and advances to customers. In accordance with IFRS 9, these guarantee fees, which represent amounts paid by the

Group, are included in the calculation under the effective interest method and therefore reduce interest income. The guarantee fees were 10,659 million yen, 14,707 million yen and 18,163 million yen for the years ended March 31, 2023, 2024 and 2025, respectively.

(ii) Disaggregation of revenue from contracts with customers by type of service

For the year ended March 31, 2023

		(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	115,935	—	115,935
Credit Payment Settlement Services and Acquiring Services [1]	34,662	—	34,662
Debit Payment Settlement Services	—	4,805	4,805
Payment settlement services deduction [2]	(41,654)	(1,019)	(42,673)
Subtotal	108,943	3,786	112,729

Financial Services	—	19,301	19,301

Other [3][4]	14,469	428	14,897

Total [5]	123,412	23,515	146,927

For the year ended March 31, 2024

		(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	151,673	—	151,673
Credit Payment Settlement Services and Acquiring Services [1]	31,917	—	31,917
Debit Payment Settlement Services	—	4,731	4,731
Payment settlement services deduction [2]	(52,669)	(1,171)	(53,840)
Subtotal	130,921	3,560	134,481

Financial Services	—	20,867	20,867

Other [3][4]	18,389	390	18,779

Total [5]	149,310	24,817	174,127

For the year ended March 31, 2025

		(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	193,237	—	193,237
Credit Payment Settlement Services and Acquiring Services [1]	37,192	—	37,192
Debit Payment Settlement Services	—	5,077	5,077
Payment settlement services deduction [2]	(77,161)	(1,309)	(78,470)
Subtotal	153,268	3,768	157,036

Financial Services	—	22,269	22,269

Other [3][4]	23,329	961	24,290

Total [5]	176,597	26,998	203,595

[1]

Revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees charged by the credit card issuer in respect of Acquiring Services, as the Group recognizes revenue based on the settlement amount of the purchase transaction and the predetermined rate, less such interchange fees. The interchange fees were 12,620 million yen, 12,427 million yen and 10,819 million yen for the years ended March 31, 2023, 2024 and 2025, respectively. Refer to the major revenue streams section within Note 4, Material Accounting Policies for more details.

[2]	Payment settlement services deduction mainly consists of rewards given to customers, all the deduction is related to the Payment Settlement Services only.

[3]

Other in the Payment segment includes revenues primarily earned from a monthly paid subscription plan for PayPay Merchants, and is presented net of a revenue deduction, which amounts to 188 million yen, 1,870 million yen and 3,408 million yen for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. These deductions mainly relate to consideration payable to customers in connection with annual membership fees for PayPay Card Gold.

[4]	Other in the Financial service segment includes revenues primarily earned from system platform services provided by Credit Engine Group, Inc.

[5]	Almost all revenues from external customers of the Group were generated in Japan, which is the Company’s country of domicile, for the years ended March 31, 2023, 2024 and 2025.

[6]	For further details of each service category, refer to major revenue streams section within Note 4, Material Accounting Policies.

(2)	Assets Recognized from the Incremental Costs of Obtaining a Contract

Contract costs are incurred mainly in the PayPay Card’s business.

The Group outsources marketing activities to third-party companies to promote card membership and pays commissions to the third-party companies based on the number of new cardholders acquired by the Group through the third-party companies’ promotions. The commission payment represents an incremental cost of obtaining a contract, because it is a cost that would not have been incurred if the contract for the Credit Payment Settlement Services had not been obtained.

Since August 2024, the Group also outsources marketing activities to a joint venture, PayPay SC Corporation to promote PayPay Settlement Services and pays commissions to the joint venture based on the number of new merchants acquired by the Group through the joint venture’s promotions. The commission payment represents an incremental cost of obtaining a contract, because it is a cost that would not have been incurred if the contract for the PayPay Settlement Services had not been obtained.

Refer to Note 20, Other Assets for details.

		(In millions of yen)
	April 1, 2023	March 31, 2024	March 31, 2025
Assets recognized from the costs to obtain contracts with customers	6,316	7,317	8,882

		(In millions of yen)
	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025
Amortization expenses of assets recognized from the costs to obtain contracts with customers	803	1,043	1,297

(3)	Consideration Payable to a Customer

For consideration payable to a customer accounted for as an asset, refer to customer incentives in Note 20, Other Assets.

32.	Income and Expenses on Financial Instruments

Income and Expenses on Financial Instruments are as follows:

For the year ended March 31, 2023

(in millions of yen)
	Financial assets measured at FVTPL	Debt instruments measured at FVTOCI	Equity instruments measured at FVTOCI	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Derivative instruments	Total
Income

Gains (losses) on financial instruments
Net gains (losses) recognized in profit or loss	62	(591)	—	(18)	459	1,757	1,669

Dividend income	410	—	0	—	—	—	410

Subtotal	472	(591)	0	(18)	459	1,757	2,079

Interest income	(103)	1,572	—	48,782	—	34	50,285

Expenses

Interest expenses [1]	—	—	—	—	1,513	2	1,515

Impairment losses (gains) on financial assets [2][3]	—	—	—	15,665	—	—	15,665

For the year ended March 31, 2024

(in millions of yen)
	Financial assets measured at FVTPL	Debt instruments measured at FVTOCI	Equity instruments measured at FVTOCI	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Derivative instruments	Total
Income

Gains (losses) on financial instruments

Net gains (losses) recognized in profit or loss	42,073	43	—	33	412	(38,612)	3,949

Dividend income	692	—	0	—	—	—	692

Subtotal	42,765	43	0	33	412	(38,612)	4,641

Interest income	—	1,577	—	72,247	—	60	73,884

Expenses

Interest expenses[1]	—	—	—	—	1,930	1	1,931

Impairment losses (gains) on financial assets[2][3]	—	—	—	18,881	—	—	18,881

For the year ended March 31, 2025

(in millions of yen)
	Financial assets measured at FVTPL	Debt instruments measured at FVTOCI	Equity instruments measured at FVTOCI	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Derivative instruments	Total
Income

Gains (losses) on financial instruments

Net gains (losses) recognized in profit or loss	7,401	(90)	—	667	(3)	(3,680)	4,295

Dividend income	1,234	—	0	—	—	—	1,234

Subtotal	8,635	(90)	0	667	(3)	(3,680)	5,529

Interest income	(147)	1,850	—	86,689	—	50	88,442

Expenses

Interest expenses[1]	—	—	—	—	4,253	1	4,254

Impairment losses (gains) on financial assets [2][3]	—	—	—	26,468	—	—	26,468

[1]	Interest expenses are included in other operating expenses presented in the Consolidated Statements of Profit or Loss.

[2]	Impairment losses (gains) on financial assets are included in provision for loss allowance presented in the Consolidated Statements of Profit or Loss.

[3]	The following adjustments would reconcile impairment losses (gains) on financial assets with provision for loss allowance presented in the Consolidated Statements of Profit or Loss:

(in millions of yen)
	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025
Impairment losses (gains) on financial assets	15,665	18,881	26,468

Provisions for credit losses on loan commitments	39	4,740	(1,836)

Write-offs	(517)	(615)	(690)

Provision for loss allowance	15,187	23,006	23,942

33.	Other Operating Income

Other operating income is as follows:

		(In millions of yen)
	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025
Gain on expiration of contractual obligation[1]	604	1,258	1,216

Received secondment and expense contributions	78	—	276

Government grants	86	574	—

Subcontracting fees	1,084	—	35

Recoveries of written off receivables	17	13	15

Other	34	113	(30)

Total	1,903	1,959	1,512

[1]

The gain on expiration of contractual obligation mainly consists of gains from expiration of PayPay Points Code. For further details, refer to other operating income section within Note 4, Material Accounting Policies.

34.	Operating Expenses

Operating expenses by nature are as follows:

For the year ended March 31, 2023

(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses [1]	42,283	—	—	42,283

Settlement related cost [2]	29,802	9,120	(440)	38,482

Employee benefit expenses [3]	25,160	5,316	—	30,476

Professional and outsourcing services expenses [4]	23,572	7,025	(50)	30,547

Provision for loss allowance	14,928	259	—	15,187

Other operating expenses

Depreciation and amortization	9,708	4,144	—	13,852

License fees	11,133	—	—	11,133

Advertising and promotion expenses	11,160	3,649	(499)	14,310

Tax and charges	5,162	1,942	—	7,104

Interest expenses	2,541	208	(1,234)	1,515

Amortization of contract cost	803	—	—	803

Other	10,778	5,336	(64)	16,050

Subtotal	51,285	15,279	(1,797)	64,767

Total	187,030	36,999	(2,287)	221,742

For the year ended March 31, 2024

(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses [1]	45,402	—	—	45,402

Settlement related cost [2]	30,660	9,832	(500)	39,992

Employee benefit expenses [3]	30,981	6,783	—	37,764

Professional and outsourcing services expenses [4]	26,456	8,516	(172)	34,800

Provision for loss allowance	22,650	356	—	23,006

Other operating expenses

Depreciation and amortization	12,849	4,700	—	17,549

License fees	15,899	—	—	15,899

Advertising and promotion expenses	7,955	4,050	(547)	11,458

Tax and charges	4,270	2,248	—	6,518

Interest expenses	2,814	544	(1,427)	1,931

Amortization of contract cost	1,043	—	—	1,043

Other	14,105	5,391	(258)	19,238

Subtotal	58,935	16,933	(2,232)	73,636

Total	215,084	42,420	(2,904)	254,600

For the year ended March 31, 2025

(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated

Point expenses [1]	50,362	—	—	50,362

Settlement related cost [2]	33,645	10,592	(575)	43,662

Employee benefit expenses [3]	32,984	8,499	—	41,483

Professional and outsourcing services expenses [4]	19,887	8,997	(117)	28,767

Provision for loss allowance	23,368	574	—	23,942

Other operating expenses

Depreciation and amortization	14,705	5,388	—	20,093

License fees	18,027	—	—	18,027

Advertising and promotion expenses	6,896	4,528	(693)	10,731

Tax and charges	3,038	2,014	—	5,052

Interest expenses	2,628	2,278	(652)	4,254

Amortization of contract cost	1,297	—	—	1,297

Other	11,061	5,616	(779)	15,898

Subtotal	57,652	19,824	(2,124)	75,352

Total	217,898	48,486	(2,816)	263,568

[1]

Point expenses are incurred primarily when the Group grants reward points to PayPay User through various reward programs, which PayPay User can use reward points at the merchants to pay off balance due in a purchase transaction.

[2]

Settlement related cost includes fees paid to banks for users to charge their PayPay Balance from their bank accounts and brand or network fees paid to international card brands. Settlement related cost also includes interbank transaction fees.

[3]	Refer to Note 27, Employee Benefits for details.

[4]	Professional and outsourcing services expenses include customer service related costs, system development labor, and other professional services.

35.	Earnings Per Share

(1)	Basis for Calculation of Basic Earnings Per Share

The profit (loss) for the year and the weighted average number of shares used in the calculation of basic earnings per share (“EPS”) are as follows:

	For the year ended

	March 31, 2023	March 31, 2024	March 31, 2025
Profit (loss) for the year attributable to owners of the parent company (Million yen)	(25,856)	(3,350)	36,170

Weighted average number of issued common shares for the year (Thousand shares) [1]	440,701	550,000	550,000

Basic earnings (loss) per share (Yen) [1]	(58.7)	(6.1)	65.8

[1]	The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 42, Subsequent Events for details of share split.

(2)	Basis for Calculation of Diluted Earnings Per Share

The calculation of the diluted earnings per share is based on the following data:

	For the year ended

	March 31, 2023	March 31, 2024	March 31, 2025
Profit (loss) for the year attributable to owners of the parent company (Million yen)	(25,856)	(3,350)	36,170

Weighted average number of issued common shares for the year (Thousand shares) [1]	440,701	550,000	550,000

Effects of dilutive potential common shares [2]	–	–	–

Weighted average number of common shares adjusted for the effect of dilution (Thousand shares) [1]	440,701	550,000	550,000

Diluted earnings (loss) per share (Yen) [1]	(58.7)	(6.1)	65.8

[1]	The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 42, Subsequent Events for details of share split.
[2]

The potential dilutive effect of the 1st series of Stock Options is not disclosed as the estimated difference between basic and diluted earnings per share was determined not to be material. In addition, the Class A preferred shares were anti-dilutive, and the 2nd to 46th series of Stock Options had an IPO condition as their condition of vesting, and therefore were not included in the computation of diluted earnings per share. Refer to Note 36, Share-based Payments.

36.	Share-based Payments

Note that the number of the shares or stock options, the exercise price, and the fair value of shares on the grant date presented below have been retrospectively adjusted in respect of the share split that occurred on November 15, 2025. Refer to Note 42, Subsequent Events, for further details.

(1)	Overview of the Stock Option

The 1st Stock Options

The Group has granted stock options as share-based payment awards to non-employees for the software development service provided to the Group. The option holder has the right to acquire the Company’s common shares upon exercise. The option holder may exercise the options at any time subsequent to vesting and no later than the expiration date.

The 2nd to 46th series of Stock Options

The Group has a trust-type stock option plan for directors, corporate officers and employees (“the Trust-type Plan”) to attract and retain exceptionally qualified and talented human resources to achieve the Group’s business goals. Under the Trust-type Plan, SoftBank Corp. and Z Holdings Corporation (currently LY Corporation), which are the owners of the parent company, contributed their funds to the Trust and the Trust acquired a total of 11,636 thousand shares of the 2nd to 46th series of the stock options (“the Trust-type Stock Options”) from the Company on August 29, 2022. In addition, on a predetermined date, according to the instructions of the Company, the Trust-type Stock Options will be granted to the directors, corporate officers and other employees of the Company or its subsidiaries.

The number of Trust-type Stock Options issued to the Trust is shown in the table below.

Number of Trust-type Stock Options issued to the Trust

					(In thousands shares)
	Exercisable period (Five periods)

Market condition (Nine conditions)	From April 1, 2024 to March 31, 2033	From April 1, 2025 to March 31, 2033	From April 1, 2026 to March 31, 2033	From April 1, 2027 to March 31, 2033	From April 1, 2028 to March 31, 2033
None	843	843	843	843	838

3 trillion yen	416	387	387	386	386

4 trillion yen	359	328	324	308	308

5 trillion yen	248	248	192	108	108

6 trillion yen	174	174	161	161	125

7 trillion yen	73	73	73	73	73

8 trillion yen	84	84	84	80	80

9 trillion yen	107	107	104	104	104

10 trillion yen	167	167	167	167	167

Total	2,471	2,411	2,335	2,230	2,189

For the year ended March 31, 2023, a total of 4,589 thousand shares of Trust-type Stock Options were granted to directors, corporate officers and other employees. There was no stock option issued in 2024. As of March 31, 2025, the Trust holds a total of 7,047 thousand shares of Trust-type Stock Options.

In addition, the Trust are consolidated to the Group’s Consolidated Statements of Financial Position and Consolidated Statements of Profit or Loss.

(2)	Stock Options Outstanding

The Group’s stock options outstanding as of March 31, 2025 are as follows:

Year of grant and name	2020 1st Stock Options [5]	2022 2nd to 6th Stock Options	2022 7th to 46th Stock Options
Grant date	September 30, 2020	December 5, 2022	December 5, 2022

Grantee	SVF II Piranha (DE) LLC	Directors, corporate officers and other employees	Directors, corporate officers and other employees

Number of options granted.	31,802 thousand shares	See the table below [4]	See the table below [4]

Settlement method	Equity settlement	Equity settlement	Equity settlement

Exercisable period	From September 30, 2020 to September 29, 2030	See the table below [4]	See the table below [4]

Conditions of vesting	Vested upon grant	Service condition [1] IPO condition [2]	Service condition [1] IPO condition [2] Market condition [3]

[1]	Service condition

Holders of stock options must be directors, corporate officers, or other permanent employees of the Company or its subsidiaries at the time of exercising the rights. The stock options are forfeited upon resignation from the Group. However, this shall not apply in cases where the Board of Directors approves the condition such as retirement due to expiration of term of office or mandatory retirement age.

[2]	IPO condition

Holders of stock options may exercise their stock options only when the Company’s shares are listed on a financial instruments exchange market.

[3]	Market condition

Holders of stock options may not exercise their stock options unless the market capitalization exceeds a certain threshold [4] on a specific date at least once during the period from the listing of the Company’s shares on a financial instruments exchange market to the last day of the exercisable period.

[4]	Number of stock options granted, exercisable period and market condition

There are five exercisable periods and nine market capitalization conditions, therefore, the Group has a total of 45 types of Stock Options. The number of Trust-type Stock Options granted during the year ended March 31, 2023 is as follows.

Number of Trust-type Stock Options granted

				(In thousands shares )
	Exercisable period (Five periods)

Market condition (Nine conditions)	From April 1, 2024 to March 31, 2033	From April 1, 2025 to March 31, 2033	From April 1, 2026 to March 31, 2033	From April 1, 2027 to March 31, 2033	From April 1, 2028 to March 31, 2033
None	444	444	442	376	342

3 trillion yen	187	165	152	144	136

4 trillion yen	123	115	107	98	89

5 trillion yen	82	74	63	51	38

6 trillion yen	52	50	47	44	31

7 trillion yen	28	28	27	26	26

8 trillion yen	27	27	26	25	25

9 trillion yen	36	35	35	35	33

10 trillion yen	52	52	51	50	49

Total	1,031	990	950	849	769

[5]	Exercise of 2020 1st Stock Options

2020 1st Stock Options are exercised on April 4, 2025, all of which held by SVF II Piranha (DE) LLC. The weighted average share price at the date of exercise was 1,300 yen.

(3)	Expenses Arising from Share-based Payments

There were no operating expenses recognized in the Group’s Consolidated Statements of Profit or Loss in connection with share-based payments for the years ended March 31, 2023, 2024 and 2025, as it was not deemed probable that the IPO condition would be achieved.

(4)	Details of the Stock Options

Details of the stock options are as follows:

The 1st Stock Options

	For the year ended

	March 31, 2023		March 31, 2024		March 31, 2025

	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)
Outstanding at the beginning of the year	31,802	500	31,802	500	31,802	500

Granted	—	—	—	—	—	—

Exercised	—	—	—	—	—	—

Forfeited	—	—	—	—	—	—

Expired	—	—	—	—	—	—

Outstanding at the end of the year [1]	31,802	500	31,802	500	31,802	500

Exercisable at the end of the year	31,802	500	31,802	500	31,802	500

[1]	The weighted average remaining contractual lives in relation to the stock options outstanding as of March 31, 2023, 2024 and 2025 were 7.5 years, 6.5 years and 5.5 years, respectively.

The 2nd to 46th Stock Options

	For the year ended

	March 31, 2023		March 31, 2024		March 31, 2025

	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand share)	Weighted average exercise price (Yen)[1]	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)[1]
Outstanding at the beginning of the year	—	—	4,516	1,300	4,299	1,300

Granted	4,589	1,300	—	—	—	—

Exercised	—	—	—	—	—	—

Forfeited	(73)	1,300	(217)	1,300	(288)	1,300

Expired	—	—	—	—	—	—

Outstanding at the end of the year [2]	4,516	1,300	4,299	1,300	4,011	1,300

Exercisable at the end of the year	—	—	—	—	—	—

[1]	All stock options are exercisable at 1,300 yen.

[2]	The weighted average remaining contractual lives in relation to the stock options outstanding as of March 31, 2023, 2024 and 2025 were 10 years, 9 years and 8 years, respectively.

(5)	Fair Value Measurement

Fair value of stock options were measured as follows:

Year of grant and name	2022 2nd to 46th Stock Options
Weighted average fair value	285 yen
Valuation method used	Monte-Carlo simulation [1]

Key inputs and assumptions

Exercise price	1,300 yen

Fair value of common share on grant date	1,750 yen

Exercise period	10.32 years

Expected dividend yield	1.4%

Expected volatility [2]	36.1%

Risk-free interest rate	0.30%

[1]

Monte-Carlo simulation requires various highly subjective assumptions, including expected volatility, expected life of stock options, expected dividend yield, and fair value of common share at the time of option grants.

[2]	The expected volatility was derived from the historical volatility over a period similar to the expected life of the stock options for publicly listed companies that are comparable to the Group.

There were no stock options granted during the years ended March 31, 2024, and 2025, respectively.

37.	Financial Instruments

(1)	Capital Management

The Group’s capital management policy is to realize and maintain the capital composition at optimized levels in order to sustain mid-term and long-term growth and maximize the corporate value.

The main indicators used by the Group in capital management are as follows:

	March 31, 2024	March 31, 2025
Total shareholders’ equity	191,251	223,731
Equity capital ratio [1] (%)	5.02%	5.54%

[1]	Equity capital ratio is calculated as total shareholders’ equity divided by total liabilities and equity.

PayPay Bank Corporation, the Company’s banking subsidiary in Japan, is subject to the capital adequacy guidelines set by the Financial Services Agency of Japan, which are based on the Basel Capital Accord. Under the guidelines, PayPay Bank Corporation is classified as a Domestically Active Bank and required to maintain a minimum capital adequacy ratio, namely no less than 4.0%, of capital against the amount of risk weighted assets.

The table below presents PayPay Bank Corporation’s capital adequacy ratio, core capital, total capital and risk-weighted assets under Japanese GAAP.

	(In millions of yen)

	For the year ended

	March 31, 2024	March 31, 2025
Capital adequacy ratio	18.19%	16.76%

Core Capital	139,551	145,215

Total Capital	128,417	132,575

Risk-weighted assets	705,909	790,957

Other companies below in the Group are also required to maintain their own capital-related ratio and equity balance defined by the capital regulations as follows:

Company	Laws and regulations	Requirements

PayPay Corporation	Payment Services Act	Maintenance of minimum required equity amount

PayPay Card Corporation	Installment Sales Act	Maintenance of minimum required equity ratio

PayPay Securities Corporation	Financial Instruments and Exchange Act	Maintenance of minimum required capital-to-risk ratio

Each company in the Group adequately meets the capital requirements under the laws and regulations.

(2)	Financial Risk Management

The Group is exposed to financial risks, including credit risk, liquidity risk, and market risk, relating to its operations. Therefore, we regularly monitor such financial risks and follow policies implemented to mitigate risk exposures.

(i)	Credit Risk

The Group is exposed to the debtors’ credit risk arising from its operating activities. Generally, the credit risk is related to accounts receivable from cardholders, payment service providers and PayPay Merchants, loan arrangements to banking customers, and loan commitments for cardholders.

(A)	Credit risk management

The Group assesses credit cardholders’ credit risk in accordance with internal policy upon entering into an agreement with cardholders. The Group also monitors mainly collection status of each cardholder to manage potential uncollectible amounts.

As for the credit card receivables from cardholders, in the event of delinquency, the terms of the contracts may be modified for the purpose of facilitating collections, and the original contractual cash flows would change.

While most of the credit card receivables are from cardholders based in Japan, the Group is working to prevent or reduce credit risk through the risk management procedures described above.

For banking customers’ credit risk, the Group has established a credit risk management system in its internal regulations and strives to control credit risk in accordance with the internal “Credit Policy”. In addition, the Group has established regulations for credit review, concentration risk and write off. In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio by establishing an adequate credit limit. The Audit Department, which is independent from each division, regularly audits the credit risk management status, checks credit operations, and reports the results of the audit to the Board of Directors.

The Group derecognized these financial assets for which the contractual cash flows have been modified and recognized purchased or originated credit-impaired financial assets, where the change in the discounted present value of the cash flows under the new terms of these financial assets changed by more than 10% from the discounted present value of the remaining cash flows of the original terms.

As of March 31, 2024 and 2025, there were no modifications of the contractual cash flows of financial assets where the modification did not result in derecognition.

For general credit risks other than the credit risk above, the Group conducts credit investigations and establishes a credit line in order to manage credit risks. The Group periodically monitors the status of debtors, past dues and outstanding balances in accordance with the internal Credit Management Regulations.

The maximum credit risk exposure as of March 31, 2024 and 2025 is the carrying amount after impairment of the respective financial assets that is recognized in the Group’s Consolidated Statements of Financial Position, except for loan commitments.

The maximum credit risk exposure to loan commitments is as follows:

	(In millions of yen)

	March 31, 2024	March 31, 2025
Loan commitments [1]	13,335,627	11,140,640

Undrawn loan commitments	12,381,436	9,954,633

Loss allowance	(5,166)	(3,330)

[1]	Loan commitments are mainly related to shopping under credit and cash limits provided to the credit card holders, which are classified as Stage 1.

(B)	Analysis by credit risk rating grades

a. Businesses other than banking business

The following table details the gross carrying amounts of financial assets for the businesses other than banking business subsequently measured at amortized cost [1] by due date:

As of March 31, 2024

					(In millions of yen)
		Financial assets with loss allowance measured at lifetime ECL
	Financial assets with loss allowance measured at 12-month ECL	Accounts receivables for which simplified approach is applied	Financial assets with significant increase in credit risk since initial recognition	Credit- impaired financial assets	Financial assets that are purchased or originated credit- impaired	Total
Not past due	1,593,048	2,062	—	—	—	1,595,110

Within 30 days	66,319	54	2,552	1,148	103	70,176

Within 31 to 90 days	—	97	3,627	3,770	1,300	8,794

Over 90 days	—	393	—	25,869	7,191	33,453

Total	1,659,367	2,606	6,179	30,787	8,594	1,707,533

As of March 31, 2025

					(In millions of yen)
		Financial assets with loss allowance measured at lifetime ECL
	Financial assets with loss allowance measured at 12-month ECL	Accounts receivables for which simplified approach is applied	Financial assets with significant increase in credit risk since initial recognition	Credit- impaired financial assets	Financial assets that are purchased or originated credit- impaired	Total
Not past due	1,479,394	1,914	—	—	—	1,481,308

Within 30 days	66,830	28	2,781	948	95	70,682

Within 31 to 90 days	—	3	4,486	3,250	1,383	9,122

Over 90 days	—	494	—	36,389	10,103	46,986

Total	1,546,224	2,439	7,267	40,587	11,581	1,608,098

[1]

These assets include cash and cash equivalents, guarantee deposits, accounts receivable, loans and advances to customers, securities and other financial assets on the Group’s Consolidated Statements of Financial Position. All of the loss allowance for the financial assets other than credit card receivables and settlement receivables in the tables are measured at 12-month ECL as of March 31, 2024 and 2025. In addition, all of those financial assets except for credit card receivables and settlement receivables were not past due as of March 31, 2024 and 2025.

b. Banking business

For the banking business, financial assets are segregated into following credit qualities based on internal risk assessments by debtors.

Classification of debtors	Basis of classification

Performing	Account not classified as either

Credit Watch	Account designated for elevated attention

At Risk or Default	Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors

As of March 31, 2024

				(In millions of yen)

		Financial assets with loss allowance measured at lifetime ECL

	Financial assets with loss allowance measured at 12-month ECL	Financial assets with significant increase in credit risk since initial recognition	Credit- impaired financial assets	Total
Performing	1,843,753	—	—	1,843,753

Credit Watch	—	1,024	—	1,024

At Risk or Default	—	—	1,351	1,351

Total	1,843,753	1,024	1,351	1,846,128

As of March 31, 2025

				(In millions of yen)

		Financial assets with loss allowance measured at lifetime ECL

	Financial assets with loss allowance measured at 12-month ECL	Financial assets with significant increase in credit risk since initial recognition	Credit- impaired financial assets	Total
Performing	2,143,066	—	—	2,143,066

Credit Watch	—	1,849	—	1,849

At Risk or Default	—	—	1,680	1,680

Total	2,143,066	1,849	1,680	2,146,595

(C)	Measurement in loss allowances

The amount of loss allowances is calculated based on PD, LGD and the exposure at default (“EAD”) as well as other reasonably available forward-looking information, and measured on a collective basis after grouping the accounts receivables, debt instruments measured at FVTOCI, loans and loan commitments by product and duration of past due.

The Group considers that there has been a significant increase in credit risk mainly when payments are more than 30 days past due. For loans in the banking business, there has been a significant increase in credit risk when payments are more than 10 days past due or in case of multiple late payments occurred. In assessing whether the credit risk has increased significantly, the Group considers reasonably available and supportable information in addition to past due information.

The Group defines a receivable to be in default mainly when the contractual payment is 90 days or more past due, the contractual conditions have been modified, or the obligor is experiencing significant financial difficulty. Credit impairment is considered to have occurred for receivables that are judged to be in default.

The Group measures the loss allowances of the financial assets at an amount equal to the amount of expected credit losses from possible defaults in the next 12 months after the end of the reporting period if the credit risk has not increased significantly since the initial recognition (12-month expected credit losses). If credit risk on the financial assets at the end of the reporting period have increased significantly since the initial recognition, the loss allowances are measured at an amount equal to the expected credit losses that result from all possible default events over the expected life (lifetime expected credit losses).

However, for accounts receivables result from transactions that are within the scope of IFRS 15, and that do not contain significant financing components, the amount of loss allowances is measured at an amount equal to lifetime expected credit losses, regardless of whether or not there is a significant increase in credit risk from the time of initial recognition.

There was collateral for mortgage loans and guarantee contracts for some loans.

The movements in loss allowances for the financial assets are as follows:

For the year ended March 31, 2024

					(In millions of yen)
		Financial assets with loss allowance measured at lifetime ECL
	Financial assets with loss allowance measured at 12-month ECL	Accounts receivables for which simplified approach is applied	Financial assets with significant increase in credit risk since initial recognition	Credit-impaired financial assets	Total
Balance as of April 1, 2023	5,881	99	1,687	13,587	21,254

Provision for credit loss, net of reversal	7,029	490	11	—	7,530

Write-offs	(1,623)	(0)	(522)	(6,077)	(8,222)

Transfer between stages	(245)	—	(821)	1,066	—

Changes in risk variables	(2,220)	—	953	13,614	12,347

Balance as of March 31, 2024	8,822	589	1,308	22,190	32,909

For the year ended March 31, 2025

					(In millions of yen)
		Financial assets with loss allowance measured at lifetime ECL
	Financial assets with loss allowance measured at 12-month ECL	Accounts receivables for which simplified approach is applied	Financial assets with significant increase in credit risk since initial recognition	Credit-impaired financial assets	Total
Balance as of April 1, 2024	8,822	589	1,308	22,190	32,909

Provision for credit loss, net of reversal	3,851	(84)	81	—	3,848

Write-offs	(1,621)	(1)	(709)	(13,622)	(15,953)

Transfer between stages	(205)	—	(647)	852	—

Changes in risk variables	(142)	—	1,539	23,661	25,058

Other	(45)	—	—	29	(16)

Balance as of March 31, 2025	10,660	504	1,572	33,110	45,846

Loss allowances mainly relate to credit card receivables and loans.

The total amount of undiscounted expected credit losses at initial recognition on financial assets that were purchased or originated credit-impaired as of March 31, 2024 and 2025 were 7,755 million yen and 14,881 million yen, respectively.

There was no significant increase or decrease in the loss allowance relating to financial assets that are purchased or originated credit-impaired.

There was no financial asset that the credit risk that has been modified while the loss allowance was measured at an amount equal to lifetime expected credit losses, has improved to the extent that the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended March 31, 2024 and 2025.

There were no significant changes in the gross carrying amount that affected changes in the allowance for the years ended March 31, 2024 and 2025.

The amount of financial assets which has been written off but subject to ongoing collection activity was not significant for the years ended March 31, 2024 and 2025.

(ii)	Liquidity Risk

(A)	Management of liquidity risk related to financing

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities including derivative instruments that are settled by delivering cash or another financial asset. The Group is exposed to liquidity risk in funding, use and repayment of cash in relation to its business operation. In order to prevent and reduce the liquidity risk, the Group invests, in principle, in highly liquid and low-risk financial instruments. The Group holds a sufficient amount of cash and cash equivalents and receivables with maturities of mainly two months so that the Group’s liquidity and stability can be ensured. And for the banking business, in order to prevent excessive reliance on short-term funds (overnight to one month) in financing, the Group sets an upper limit on the amount of short-term financing required and monitors compliance with this limit on a daily basis. In addition, the Group monitors the balance of assets that can be converted into cash in order to secure the liquidity in emergencies such as large withdrawals of customers’ deposits in the financial businesses.

The Group finances its funds through deposits from customers in the financial businesses, loan payables, commercial papers and financing through liquidation of receivables.

(B)	The balance of financial liabilities by repayment date

The following table details the balance of financial liabilities by repayment date. The contractual cash flow amount below reflects cash flow presented on an undiscounted cash flow basis, including interest expense.

As of March 31, 2024

							(In millions of yen)
	Book value	Contractual cash flow	Within 1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	More than 5 years
Non-derivative financial liabilities

Deposits	2,136,577	2,136,634	2,122,237	4,655	3,060	1,293	1,054	4,335

Accounts payable	808,449	808,449	808,449	—	—	—	—	—

Borrowings	603,218	606,274	376,402	63,739	28,692	35,483	91,446	10,512

Other financial liabilities	30,135	30,135	30,087	48	—	—	—	—

Lease liabilities	7,734	7,969	2,243	1,178	986	899	857	1,806

Derivative financial liabilities

Other financial liabilities	1,226	1,226	1,226	—	—	—	—	—

Total liabilities	3,587,339	3,590,687	3,340,644	69,620	32,738	37,675	93,357	16,653

Off-balance sheet item

Undrawn loan commitments	—	12,381,436	12,381,436	—	—	—	—	—

As of March 31, 2025

							(In millions of yen)
	Book value	Contractual cash flow	Within 1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	More than 5 years
Non-derivative financial liabilities

Deposits	2,385,939	2,386,132	2,371,106	3,531	4,065	695	1,761	4,974

Accounts payable	949,397	949,397	949,396	1	—	—	—	—

Borrowings	399,578	401,819	202,992	59,136	37,083	91,446	11,012	150

Other financial liabilities	33,021	33,021	33,017	4	—	—	—	—

Lease liabilities	12,097	12,661	2,933	2,373	2,288	2,247	1,805	1,015

Derivative financial liabilities

Other financial liabilities	1,186	1,186	1,186	—	—	—	—	—

Total liabilities	3,781,218	3,784,216	3,560,630	65,045	43,436	94,388	14,578	6,139

Off-balance sheet item

Undrawn loan commitments	—	9,954,633	9,954,633	—	—	—	—	—

(C)	Lines of credit

The Group has lines of credit with financial institutions for borrowing arrangements and liquidation arrangements of credit card receivables. The remaining lines of credit available are as follows:

	(In millions of yen)
	March 31, 2024	March 31, 2025
Committed lines of credit

Total	1,812	3,673

Used	—	—

Remaining	1,812	3,673

Uncommitted lines of credit

Total	908,400	910,200

Used	(237,600)	(109,900)

Remaining	670,800	800,300

Total remaining lines of credit available	672,612	803,973

(iii)	Market Risk

(A)	Foreign exchange risk management

The Group has exposure to foreign exchange risks on transactions denominated in currencies other than the functional currencies. The main foreign currency used for transactions of the Group is the U.S. dollar (“USD”).

The group enters into forward exchange contracts, foreign exchange futures and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

For the banking business, identifying assets and liabilities subject to foreign exchange risk, the Group sets a risk limit for the investment amount and the present value fluctuation amount arising from that portfolio, and manages its compliance with the limit on a daily basis. In addition, the Group regularly analyzes the changes in present value due to exchange rate fluctuations and monitors the impact on assets and liabilities.

Through the risk management procedures described above, the Group’s net foreign exchange risk exposure and the effects on profit or loss before tax and shareholders’ equity are not material.

(B)	Interest rate risk management

The Group raises capital through interest-bearing borrowings and deposits, including those with floating interest rates, and hence is exposed to the risk of an increase in the interest payments resulting from rising interest rates. In order to prevent or reduce the risk of interest rate fluctuations, the Group maintains an appropriate mix of interest-bearing debt with fixed and floating interest rates to hedge the risk of interest rate fluctuations. For floating interest rate debt, the Group also continuously monitors interest rate fluctuations.

The sensitivity analysis was performed by using balances of the outstanding financial liabilities (including deposits and borrowings bearing floating interest rates) as of March 31, 2024 and 2025, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant.

The effects on profit or loss before tax and shareholders’ equity as a result of interest rate fluctuations are as follows:

As of March 31, 2024

			(In millions of yen)
	Profit before tax		Shareholders’ equity

	Increase in interest rate by 1%	Decrease in interest rate by 1%	Increase in interest rate by 1%	Decrease in interest rate by 1%
Interest expense	(18,165)	18,165	(12,505)	12,505

As of March 31, 2025

			(In millions of yen)
	Profit before tax		Shareholders’ equity

	Increase in interest rate by 1%	Decrease in interest rate by 1%	Increase in interest rate by 1%	Decrease in interest rate by 1%
Interest expense	(18,085)	18,085	(12,500)	12,500

For the banking business, identifying assets and liabilities subject to interest rate risk management, the Group sets a risk limit for the amount of fluctuation in the present value arising from the portfolio and manages compliance with the limit on a daily basis. In addition, the Group regularly analyzes the change in present value in response to changes in the shape of the yield curve (flattening and steepening) and monitors the impact on assets and liabilities. Risk monitoring is carried out by the Risk Management Department, which is independent from the business division, after organizationally separating the front, middle and back offices. Monitoring results are reported internally on a daily basis and regularly to the ALM Committee and the Board of Directors.

At PayPay Bank Corporation, financial assets exposed to interest rate risk are mainly debt instruments. The fluctuation of the fair value of these financial assets, given certain fluctuations in interest rates, is used in quantitative analysis as part of the process to manage interest rate risk. As the debt instruments are measured at FVTOCI, the change in interest rate only affects the shareholders’ equity but not profits before tax.

PayPay Bank Corporation calculates the “BPV” (Basis Point Value: the change in market value when interest rates change by 0.01%) for these financial instruments as the change in the present value of the portfolio due to interest rate fluctuations, and uses this for quantitative analysis in interest rate risk management. When calculating BPV, PayPay Bank Corporation breaks down the target financial instruments into appropriate cash flows for each product classification by characteristics of the financial instruments, and applies the change rates derived from interest rate fluctuations for each period determined by the PayPay Bank Corporation.

The fluctuation is based on the assumption that risk variables other than interest rates are held constant, and does not take into account the correlation between interest rates and other risk variables.

As of March 31, 2024

			(In millions of yen)
	Profit before tax		Shareholders’ equity

	Increase in interest rate by 1%	Decrease in interest rate by 1%	Increase in interest rate by 1%	Decrease in interest rate by 1%
Fair value gains (losses)	—	—	10,141	(10,141)

As of March 31, 2025

			(In millions of yen)
	Profit before tax		Shareholders’ equity
	Increase in interest rate by 1%	Decrease in interest rate by 1%	Increase in interest rate by 1%	Decrease in interest rate by 1%
Fair value gains (losses)	—	—	9,225	(9,225)

In the calculation of the above table, debt securities held to maturity are excluded as they are not affected by changes in market interest rates.

(3)	Fair Value of Financial Instruments

(i)	The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value in the consolidated financial statements based on the following inputs:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of fair value hierarchy are recognized as if they occurred at each reporting date. There were no material transfers between the levels for the years ended March 31, 2024 and 2025.

(ii)	The following table presents financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy.

As of March 31, 2024

			(In millions of yen)
	Fair value
	Level 1	Level 2	Level 3	Total
Securities

Financial assets measured at FVTPL

Debt instruments

Exchange traded funds	104,473	10,238	—	114,711

Equity instruments

Equity securities	445	—	—	445

Financial assets measured at FVTOCI

Debt instruments

Government securities	4,323	9,531	—	13,854

Corporate and other debt securities	—	112,792	9,663	122,455

Asset backed securities	—	—	204,271	204,271

Other financial assets

Financial assets measured at FVTPL

Derivative assets	269	2,322	—	2,591

Total	109,510	134,883	213,934	458,327

Other financial liabilities

Financial liabilities measured at FVTPL

Derivative liabilities	250	976	—	1,226

Total	250	976	—	1,226

As of March 31, 2025

			(In millions of yen)
	Fair value
	Level 1	Level 2	Level 3	Total
Securities

Financial assets measured at FVTPL

Debt instruments

Exchange traded funds	132,509	—	—	132,509

Equity instruments

Equity securities	184	—	—	184

Financial assets measured at FVTOCI

Debt instruments

Government securities	4,639	6,786	—	11,425

Corporate and other debt securities	—	87,492	8,200	95,692

Asset backed securities	—	—	279,442	279,442

Other financial assets

Financial assets measured at FVTPL

Derivative assets	228	2,006	—	2,234

Total	137,560	96,284	287,642	521,486

Other financial liabilities

Financial liabilities measured at FVTPL

Derivative liabilities	102	1,084	—	1,186

Total	102	1,084	—	1,186

(iii)

The following table compares the fair value and carrying amount of the financial assets and financial liabilities. These are not measured at fair values in the Group’s Consolidated Statements of Financial Position, but for which fair values are disclosed. Certain financial instruments with short-term maturities are not included as their carrying amounts approximate their fair value.

As of March 31, 2024

				(In millions of yen)

	Book value	Fair value
		Level 1	Level 2	Level 3	Total
Financial assets measured at amortized cost

Loan and advances

Mortgage loans	508,404	—	—	514,038	514,038

Overdraft	215,178	—	—	251,109	251,109

Other	193	—	—	193	193

Securities

Debt instruments

Government securities	185,880	29,612	139,713	—	169,325

Corporate and other debt securities	124,281	—	115,580	—	115,580

Asset backed securities	3,260	—	—	3,267	3,267

Total	1,037,196	29,612	255,293	768,607	1,053,512

Financial liabilities measured at amortized cost

Deposits

Demand deposits	1,570,373	—	1,570,373	—	1,570,373

Time deposits	114,861	—	114,775	—	114,775

Borrowings

Loan payables	491,218	—	101,370	387,928	489,298

Total	2,176,452	—	1,786,518	387,928	2,174,446

As of March 31, 2025

				(In millions of yen)

	Book value	Fair value
		Level 1	Level 2	Level 3	Total
Financial assets measured at amortized cost

Loan and advances

Mortgage loans	664,594	—	—	673,236	673,236

Overdraft	261,943	—	—	327,971	327,971

Other	383	—	—	383	383

Securities

Debt instruments

Government securities	353,590	126,188	220,256	—	346,444

Corporate and other debt securities	200,015	—	195,886	—	195,886

Asset backed securities	2,891	—	—	2,866	2,866

Total	1,483,416	126,188	416,142	1,004,456	1,546,786

Financial liabilities measured at amortized cost

Deposits

Demand deposits	1,688,643	—	1,688,643	—	1,688,643

Time deposits	152,393	—	152,222	—	152,222

Borrowings

Loan payables	315,578	—	99,354	210,907	310,261

Total	2,156,614	—	1,940,219	210,907	2,151,126

(iv)	Fair value of financial instruments is measured as follows:

(A)	Debt instruments

Fair values of the debt instruments that consist of Japanese government bonds and municipal bonds are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1.

Fair values of the debt instruments that consist of exchange traded funds are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1.

Fair values of the debt instruments that consist of corporate bonds are calculated by each contract using discounted future cash flows according to the contract period using an interest rate that reflects the credit risk. Those that are measured using market-observable inputs such as interest rates reflecting external credit ratings are classified as Level 2, and those that use unobservable inputs such as unobservable credit spread of the issuers of the debt instruments are classified as Level 3.

The Risk Management Department quarterly evaluates whether the quoted price meets the eligibility of fair value under IFRS 13 by determining whether there is a certain discrepancy between the quoted price and the price calculated by the Financial Planning Department on a sample basis by type of debt instruments.

(B)	Equity instruments

Fair values of the equity instruments that consist of listed shares are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1.

(C)	Asset backed securities

These securities include residential mortgage backed, credit card asset backed, installment receivables backed, and other asset backed securities. The markets for these securities are not active, and fair values of the asset backed securities are evaluated using broker or dealer quotations of identical or similar securities where the significant inputs are yields, prepayment rates, default probabilities and loss severities. Because such significant inputs are unobservable, these are classified as Level 3.

The Group monitors whether there is a continuing discrepancy between the quotations from brokers or dealers and the value calculated by the Risk Management Department on a daily basis using discounted future cash flows. In addition, the Risk Management Department quarterly evaluates whether the quoted price meets the eligibility of fair value under IFRS 13 by determining whether there is a certain discrepancy between the quoted price and the price calculated by the Financial Planning Department on a sample basis by type of asset backed securities.

(D)	Derivative instruments

Fair values of the derivative instruments that consist of listed derivatives are evaluated at quoted prices for the identical derivatives in active markets and those are classified as Level 1.

Fair values of the derivative instruments that consist of over-the-counter foreign currency derivatives are evaluated using broker or dealer quotations derived by discounted future cash-flow method where the significant inputs are future foreign exchange rates and interest rates. These are classified as Level 2.

(E)	Loans and advances

Fair values of the loans and advances are measured based on the discounted cash flow model using an interest rate considering the credit spread that is based on the internal rating and loan terms. Because the credit spread is a significant unobservable input, these are classified as Level 3.

(F)	Deposits

Fair values of the on-demand deposits that are paid immediately upon demand on the statement of financial position date are measured at fair value at that amount.

Fair values of the time deposits are measured based on the discounted present value obtained by discounting future cash flows applying current rates for deposits of similar remaining maturities. For those with a short remaining maturity (six months or less), fair value is approximately equal to book value, so the book value is recorded as fair value. These are classified as Level 2.

(G)	Borrowings

Fair values of the borrowings are measured based on the discounted cash flow model using an interest rate considering the Group’s own credit spread that would be used for borrowing with the same terms and maturity. The borrowings mainly consists of those classified as Level 3 since the Group’s own credit spread is used for fair value measurement which is unobservable.

Other financial instruments not listed above, such as call loans, are settled mainly within one year and book value approximates their fair value.

(v)	The changes in financial instruments categorized as Level 3

The changes in financial instruments categorized as Level 3 are as follows:

For the year ended March 31, 2024

	(in millions of yen)
	Financial assets measured at FVTOCI
	Asset backed securities	Debt instruments	Total
Fair value as of April 1, 2023	171,182	11,063	182,245

Purchase	90,500	—	90,500

Total gain or loss for the year:

Included in other comprehensive income or loss	(540)	(0)	(540)

Sales and settlement	(56,871)	(1,400)	(58,271)

Other	—	—	—

Fair value as of March 31, 2024	204,271	9,663	213,934

For the year ended March 31, 2025

	(in millions of yen)
	Financial assets measured at FVTOCI
	Asset backed securities	Debt instruments	Total

Fair value as of April 1, 2024	204,271	9,663	213,934

Purchase	138,261	—	138,261

Total gain or loss for the year:

Included in other comprehensive income or loss	(1,964)	(63)	(2,027)

Sales and settlement	(61,126)	(1,400)	(62,526)

Other	—	—	—

Fair value as of March 31, 2025	279,442	8,200	287,642

(vi)	Valuation techniques and inputs

The valuation techniques used to measure the fair value of major assets classified as Level 3, significant unobservable inputs, and their range are as follows:

Financial assets	Valuation technique	Significant unobservable inputs

Asset backed securities	Discounted cash flows	Discount margin/spreads Constant prepayment rate Constant default rate

Loan and advances	Discounted cash flows	Credit spread
Debt instruments

The fair values of the asset backed securities were determined using broker or dealer quotes. The broker or dealer quotes used are non-binding and reflect indicative pricing based on proprietary models and assumptions. The Group does not have access to the specific inputs used by the brokers or dealers and, as such, is unable to provide quantitative information regarding the significant unobservable inputs.

The Group believes that the use of broker or dealer quotes represents the best estimate of fair value, given the lack of active markets and observable inputs for these instruments.

(A)	Discount margin/spreads

Discount margin/spreads represent the discount rates used when calculating the present value of future cash flows. In discounted cash flow models, such spreads are added to the benchmark rate when discounting the future expected cash flows. Hence, these spreads reduce the net present value of an asset. They generally reflect the premium an investor expects to achieve over the benchmark interest rate to compensate for the higher risk driven by the uncertainty of the cash flows caused by the credit quality of the asset.

(B)	Constant prepayment rate

The constant prepayment rates represent the expected future speed at which a loan portfolio will be repaid ahead of the contractual terms of the underlying loans. Hence, this rate reduces the net present value of the asset backed securities when it is high.

(C)	Constant default rate

The constant default rate reflects the percentage of loans within a pool of loans on which the borrowers have fallen behind in making payments to their lender by more than 90 days. Hence, this rate reduces the net present value of the asset backed securities when it is high.

(D)	Credit spread

The credit spread represents the discount rate used when calculating the present value of future cash flows. In discounted cash flow models, such a spread is added to the benchmark rate when discounting the future expected cash flows. Hence, this spread reduces the net present value of debt instruments. The credit spread reflects the additional net yield an investor can earn from a security with more credit risk relative to one with less credit risk.

(4)	Transfers of financial assets that do not meet the requirements for derecognition

(i)	Transfer of financial assets pertaining to Code-based Payment Business

The Group transfers certain settlement receivables included in accounts receivable to an external payment service provider. These transferred receivables subject to recourse obligation that makes the Group obligated to pay in the case of the debtor’s default and other specific conditions. As the Group bears credit risks arising from such transactions until collection of receivables, the Group has not substantially transferred all risks and rewards and therefore, such receivables are not derecognized.

The balances of transferred receivables that did not meet the requirement for derecognition of financial assets were 22,390 million yen and 21,615 million yen, which were included in accounts receivable in the Group’s Consolidated Statements of Financial Position, as of March 31, 2024 and 2025, respectively. The amounts received due to the transfer were 4,209 million yen and 3,269 million yen, which were included in other financial liabilities in the Group’s Consolidated Statements of Financial Position, as of March 31, 2024 and 2025, respectively. As these financial instruments are settled in a short period of time, the carrying amounts are equal to or reasonably approximate to their fair values, and consequently net positions are equal to or reasonably approximate to the difference between the fair value of the transferred assets and the associated liabilities.

This liability will be settled when the payment for the transferred assets by the original debtors is made and the Group is unable to utilize the transferred assets until the settlement is made. The difference between the amount of transferred assets and related liabilities as of March 31, 2024 and 2025 are because of timing difference between the transfer and the collection.

(ii)	Transfers of receivables arising from the credit card business

The Group transfers certain credit card receivables included in loans and advances to customers to financial institutions. Certain transferred receivables are subject to recourse obligation that makes the Group obligated to pay the transferee in the case of the debtor’s default and other conditions. As the Group bears credit risks arising from such transfers until the collection of such receivables, the Group has not substantially transferred all risks and rewards and therefore, such receivables are not derecognized.

The balances of receivables transferred that did not meet the requirement for derecognition of financial assets were 8,271 million yen and 1,144 million yen which were included in loans and advances to customers in the Group’s Consolidated Statements of Financial Position, as of March 31, 2024 and 2025, respectively. The amounts received from the transferee were 200,000 million yen and 70,000 million yen, which were included in borrowings in the Consolidated Statements of Financial Position, as of March 31, 2024 and 2025, respectively.

This borrowing will be derecognized when the payment for the transferred receivables by the original debtors received is executed and until such payment is received the Group is unable to utilize the transferred receivables. The difference between the amount of transferred receivables and related borrowing for the years ended March 31, 2024 and 2025 are due to collection of credit card receivables.

(5)	Assets Pledged as Collateral

The carrying amounts of assets pledged as collateral are as follows:

	(In millions of yen)

	March 31, 2024	March 31, 2025

Guarantee deposits [1][3]	92,758	2,133

Loans and advances to customers [2]	31,054	30,982

Securities [1][3]	188,301	249,056

Other [3]	1,852	3,713

Total	313,965	285,884

[1]	Securities and Cash are pledged at the Bank of Japan and Japanese Banks’ Payment Clearing Network for financing and exchange settlement by PayPay Bank Corporation.

[2]

The Group does not derecognize credit card receivables that are transferred to securitization trusts. The amounts of borrowings from securitization backed by pledged loans and advances to customers was 55,000 million yen as of March 31, 2024 and 2025. The transfers of receivables that do not meet the requirements for derecognition are shown in (ii) Transfers of receivables arising from the credit card business above.

[3]	Financial institutions have the right to dispose of the assets pledged as collateral and appropriate the amount or offset the amount due in case of a default.

(6)	Offsetting of Financial Assets and Financial Liabilities

The offsetting information regarding financial assets and financial liabilities is as follows:

As of March 31, 2024

	(In millions of yen)
	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in Consolidated Statements of Financial Position	Net amounts presented in Consolidated Statements of Financial Position	Net amounts
Financial assets

Accounts receivable

Settlement receivables	59,816	(23,685)	36,131	36,131

Other receivables	12,630	(12,630)	—	—

Loans and advances to customers

Credit card receivables	8	(8)	—	—

Other financial assets

Receivables from third party operators of deposit machines	36,682	(29,124)	7,558	7,558

Financial liabilities

Accounts payable

Settlement payables	791,447	(35,498)	755,949	755,949

Credit card payables	24,082	(316)	23,766	23,766

Other payables	3,355	(8)	3,347	3,347

Other financial liabilities

Accrued expenses	502	(502)	—	—

Suspense receipts	36,942	(29,123)	7,819	7,819

As of March 31, 2025

	(In millions of yen)
	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in Consolidated Statements of Financial Position	Net amounts presented in Consolidated Statements of Financial Position	Net amounts
Financial assets

Accounts receivable

Settlement receivables	54,611	(21,904)	32,707	32,707

Other receivables	15,396	(15,396)	—	—

Loans and advances to customers

Credit card receivables	1	(1)	—	—

Other financial assets

Receivables from third party operators of deposit machines	21,418	(16,075)	5,343	5,343

Financial liabilities

Accounts payable

Settlement payables	934,212	(36,473)	897,739	897,739

Credit card payables	27,742	(373)	27,369	27,369

Other payables	545	(1)	544	544

Other financial liabilities

Accrued expenses	454	(454)	—	—

Suspense receipts	19,496	(16,075)	3,421	3,421

The Group has no enforceable master netting arrangement or similar agreement.

38.	Subsidiaries

(1)	Information on Subsidiaries

The Group’s consolidated financial statements include the following subsidiaries.

			Percentage of ownership
Name	Primary business activities	Country of incorporation	March 31, 2023	March 31, 2024	March 31, 2025

PayPay Card Corporation [1]	Credit card business	Japan	100	100	100

PayPay India Private Limited	Software development	India	100	100	100

PayPay Bank Corporation [2]	Banking business	Japan	6	6	6

PayPay Securities Corporation [3]	Security intermediary business	Japan	20	30	29

PPSC Investment Service Corporation [4]	PayPay Point investment related business	Japan	20	30	29

Credit Engine Group, Inc. [5]	Holding company operation of Credit Engine Group	Japan	—	—	100

Credit Engine, Inc. [5][6]	Software development	Japan	—	—	100

LENDY Servicing, Inc. [6]	Servicer	Japan	—	—	100

CE Asset, Inc. [6]	Servicer	Japan	—	—	100

Credit Engine Asia Pte. Ltd. [6]	Servicer	Singapore	—	—	100

[1]

As stated in Note 4, Material Accounting Policies, the Group consolidated the financial statements of PayPay Card Corporation retrospectively from April 1, 2021 as PayPay Card Corporation was acquired through a business combination of entities under common control with Yahoo Japan Corporation (currently LY Corporation).

[2]

As stated in Note 3, Restatements and Changes in Presentation, the Group consolidated the financial statements of PayPay Bank Corporation retrospectively from April 1, 2022 as PayPay Bank Corporation was acquired through a business combination of entities under common control with Z Financial Corporation (currently LY Corporation), a subsidiary of SBG. Refer to Note 8, Business Combinations for details.

[3]

As stated in Note 3, Restatements and Changes in Presentation, the Group consolidated the financial statements of PayPay Securities Corporation retrospectively from April 1, 2022 as PayPay Securities Corporation was acquired through a business combination of entities under common control with SoftBank Corp. and LY Corporation, subsidiaries of SBG. Refer to Note 8, Business Combinations for details.

[4]	This is the subsidiary of PayPay Securities Corporation as a result of business combinations of entities under common control with SoftBank Corp. and LY Corporation, subsidiaries of SBG.

[5]

Effective April 1, 2025, Credit Engine Group, Inc. absorbed its wholly owned subsidiary, Credit Engine, Inc., with the former as the surviving company and the latter as the disappearing company. On the same date, the surviving company changed its corporate name to Credit Engine, Inc.

[6]	These are subsidiaries of Credit Engine Group, Inc. as a result of a business combination.

The Group sponsors a number of trusts created with the objective of facilitating securitization transactions for our receivables.

The Group consolidates the trusts and continues to recognize the receivables transferred to the trusts. Other than the investment in the subordinated beneficial interests, the Group does not have any other contractual arrangements that could require the Group to provide financial support to any of the trusts.

(2)	Summarized Financial Information and Other Information on Subsidiaries with Significant Non-controlling Interests

The summarized financial information and other information on subsidiaries with significant non-controlling interests for the years ended March 31, 2023, 2024 and 2025 are as follows:

PayPay Bank Corporation

(i)	General Information

	March 31, 2023	March 31, 2024	March 31, 2025
Ownership of the non-controlling interests (%) [1]	94	94	94

[1]

Non-controlling interests of PayPay Bank Corporation represent the share of PayPay Bank Corporation not owned by the Company’s ultimate parent company, SBG, prior to the actual date of the business combination of entities under common control on April 11, 2025. Such non-controlling interests arise as the Company applied the pooling of interests method of accounting for the acquisition of PayPay Bank Corporation retrospectively.

	(In millions of yen)
	March 31, 2024	March 31, 2025
Accumulated amount attributable to non-controlling interests in PayPay Bank Corporation	119,562	119,427

	(In millions of yen)
	For the year ended

	March 31, 2023	March 31, 2024	March 31, 2025
Profit for the year attributable to non-controlling interests in PayPay Bank Corporation	3,562	5,037	5,052

(ii)	Summarized financial information

(In millions of yen)
	March 31, 2024	March 31, 2025

Total assets	2,051,330	2,179,939

Total liabilities	1,918,631	2,048,079

Total shareholders’ equity	132,699	131,860

	(In millions of yen)

	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025

Total revenue	38,187	43,322	49,658

Profit for the year	3,868	5,483	5,368

Total comprehensive income for the year, net of tax	3,141	4,351	1,915

	(In millions of yen)

	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025

Net cash provided by (used in) operating activities	(10,534)	38,709	82,238

Net cash used in investing activities	(2,858)	(238,302)	(102,940)

Net cash provided by (used in) financing activities	48,358	77,686	(3,645)

Effect of exchange rate changes on cash and cash equivalents	460	392	(11)

Increase (decrease) in cash and cash equivalents	35,426	(121,515)	(24,358)

39.	Related Party Transactions

The following tables provide significant balances and related party transactions for the years ended March 31, 2023, 2024 and 2025. For information about the Group’s structure, including the parent companies, refer to Note 1, Reporting Entity.

(1)	Transactions with Related Parties

For the year ended March 31, 2023

Significant balances and transactions between the Group and related parties are as follows:

Settlement and Other Operating Transactions

					(In millions of yen)

Relationship	Name	Transactions	Profit or loss [1]	Settlement amounts [2]	Outstanding receivable (payable) balances [3]
Parent company [4]	SoftBank Corp.	Granting PayPay Points to users on behalf of SoftBank Corp. [5]	—	17,745	1,509
					(341)
		Securitization transaction involving receivables	—	20,513	47,779
Subsidiary of parent company	SB Payment Service Corporation	Utilizing settlement system for merchants [6]	10,695	853,120	94,319
					(700)
Subsidiary of parent company	Yahoo Japan Corporation (currently LY Corporation)	Rendering settlement service [7]	13,768	1,858,411	(136,014)
		Bearing PayPay Points for user incentives [8]	16,397	—	(2,631)

[1]	Profit or loss shows the amount that is recorded in the Group’s Consolidated Statements of Profit or Loss.

[2]	Settlement amounts show the volume of settlements in millions of yen for settlement related services that are recorded as a balance sheet item and not recorded as profit or loss.

[3]	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

[4]	SoftBank Corp. was a subsidiary of parent company until September 30, 2022 and became a parent company on October 1, 2022.

[5]	The Group grants PayPay Points to users on behalf of SoftBank Corp. and claims those amounts to SoftBank Corp.

[6]

The Group utilizes SB Payment Service Corporation’s settlement system for merchants, which enables users to collectively pay for charging PayPay Balance and Other Items and billings of telecommunication services of SoftBank Corp.

[7]	The Group renders settlement services such as for Yahoo Japan Corporation’s EC businesses.

[8]	The Group pays PayPay Points for user incentives awarded mainly by making purchases on Yahoo Japan Corporation’s EC business.

Financial Transactions

				(In millions of yen)

Relationship	Name	Transactions	Interest amounts	Outstanding receivable (payable) balances
Parent company [1]	Z Holdings Corporation (currently LY Corporation)	Loan payables and interest expenses	423	(95,102)
		Deposits and interest received	493	—

[1]	Z Holdings Corporation was a subsidiary of parent company until September 30, 2022 and became a parent company on October 1, 2022.

Equity Transactions

There are no significant impacts either on assets or liabilities as of March 31, 2023 or profit or loss for the year ended March 31, 2023 arising from the transactions listed in the table below.

			(In millions of yen)

Relationship	Name	Transactions	Amount
Subsidiary of parent company	Yahoo Japan Corporation (currently LY Corporation)	Acquisition of shares[1]	63,000

Subsidiary of parent company	Z Financial Corporation (currently LY Corporation)	Issuance of new shares [2]	69,933

[1]	On October 1, 2022, the Company acquired all of the shares of PayPay Card Corporation from Yahoo Japan Corporation, a subsidiary of SBG. Refer to Note 8, Business Combinations for details.

[2]	PayPay Bank Corporation issued Class A preferred shares at 79,200 yen per share.

For the year ended March 31, 2024

Significant balances and transactions between the Group and related parties are as follows:

Settlement and Other Operating Transactions

					(In millions of yen)

Relationship	Name	Transactions	Profit or loss [1]	Settlement amounts [2]	Outstanding receivable (payable) balances [3]
Parent company	SoftBank Corp.	Granting PayPay Points to users on behalf of SoftBank Corp. [4]	—	19,888	3,350
					(184)
		Securitization transaction involving receivables	—	51,543	80,278
Parent company	LY Corporation	Rendering settlement service [5]	15,701	1,768,955	(138,749)
		Bearing PayPay Points for user incentives [6]	6,573	—	(844)
Subsidiary of parent company	SB Payment Service Corporation	Utilizing settlement system for merchants [7]	10,245	912,322	36,144
					(4,471)
		Rendering settlement service [7]	—	419,058	(22,240)

[1]	Profit or loss shows the amount that is recorded in the Group’s Consolidated Statements of Profit or Loss.

[2]	Settlement amounts show the volume of settlements in millions of yen for settlement related services that are recorded as a balance sheet item and not recorded as profit or loss.

[3]	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

[4]	The Group grants PayPay Points to users on behalf of SoftBank Corp. and claims those amounts to SoftBank Corp.

[5]

The Group renders settlement services such as for LY Corporation’s EC businesses. The amounts of profit or loss and settlement amount are total of those with Yahoo Japan Corporation on and before September 30, 2023 and those with LY Corporation after September 30, 2023, due to the intra-group reorganizations of LY Corporation on October 1, 2023. Refer to Note 1, Reporting Entity for further details of the intra-group reorganizations of LY Corporation.

[6]	The Group pays PayPay Points for expenses of user incentives awarded mainly by making purchases on LY Corporation’s EC business.

[7]

The Group utilizes SB Payment Service Corporation’s settlement system for merchants, which enables users to collectively pay for charging PayPay Balance and Other Items and billings of telecommunication services of SoftBank Corp.

Financial Transaction

				(In millions of yen)

Relationship	Name	Transactions	Interest amounts	Outstanding receivable (payable) balances
Parent company	LY Corporation	Loan payables and interest expenses [1]	502	(95,100)
		Deposits and interest received [1]	428	—

[1]

Interest amount is total of those with Z Holdings Corporation on and before September 30, 2023 and those with LY Corporation after September 30, 2023, due to the intra-group reorganizations of LY Corporation on October 1, 2023. Refer to Note 1, Reporting Entity for further details of the intra-group reorganizations of LY Corporation.

For the year ended March 31, 2025

Significant balances and transactions between the Group and related parties are as follows:

Settlement and Other Operating Transactions

					(In millions of yen)

Relationship	Name	Transactions	Profit or loss [1]	Settlement amounts [2]	Outstanding receivable (payable) balances [3]
Parent company	SoftBank Corp.	Granting PayPay Points to users on behalf of SoftBank Corp. [4]	—	36,385	4,546
					(259)
		Securitization transaction involving receivables	—	72,914	123,050
Parent company	LY Corporation	Rendering settlement service [5]	18,253	1,825,130	(148,646)
		Bearing PayPay Points for user incentives [6]	2,814	—	(474)
Subsidiary of parent company	SB Payment Service Corporation	Utilizing settlement system for merchants [7]	8,806	615,825	32,275
					(3,531)
		Rendering settlement service [7]	—	721,382	(39,036)

[1]	Profit or loss shows the amount that is recorded in the Group’s Consolidated Statements of Profit or Loss.

[2]	Settlement amounts show the volume of settlements in millions of yen for settlement related services that are recorded as a balance sheet item and not recorded as profit or loss.

[3]	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

[4]	The Group grants PayPay Points to users on behalf of SoftBank Corp. and claims those amounts to SoftBank Corp.

[5]	The Group renders settlement services such as for LY Corporation’s EC businesses.

[6]	The Group pays PayPay Points for user incentives awarded mainly by making purchases on LY Corporation’s EC business.

[7]

The Group utilizes SB Payment Service Corporation’s settlement system for merchants, which enables users to collectively pay for charging PayPay Balance and Other Items and billings of telecommunication services of SoftBank Corp.

Financial Transactions

				(In millions of yen)

Relationship	Name	Transactions	Interest amounts	Outstanding receivable (payable) balances
Parent company	LY Corporation	Loan payables and interest expenses	493	(50,052)

(2)	Compensation for Key Executives

The compensation for our key executives (directors) is as follows:

		(In millions of yen)

	For the year ended

Types of compensation	March 31, 2023	March 31, 2024	March 31, 2025

Remuneration and bonuses	280	231	262

Total	280	231	262

40.	Commitments

Significant commitments for the purchase of goods and services are as follows:

	(In millions of yen)

	March 31, 2024	March 31, 2025
Purchase contracts for services	8,460	3,738

Intangible assets	1,183	1,138

Other	243	192

Total	9,886	5,068

41.	Supplemental Cash Flow Information

(1)	Classification of cash flows in Financial Services segment

The Group classifies the cash flows from changes in assets and liabilities associated with its banking business, such as loans and advances and deposits from customers, as cash flows from operating activities in the Consolidated Statements of Cash Flows because the changes are derived from the principal revenue-producing activities.

(2)	Significant Non-cash Transactions

Significant non-cash transactions are as follows:

		(In millions of yen)
	For the year ended
	March 31, 2023	March 31, 2024	March 31, 2025
Increase in right-of-use assets	2,112	1,852	8,862

42.	Subsequent Events

Acquisitions of PayPay Securities Corporation and PayPay Bank Corporation in April 2025

The Company entered into a series of transactions which resulted in the acquisitions of PayPay Securities Corporation and PayPay Bank Corporation carved out from SBG in April 2025. These transactions were completed on April 1, 2025, and April 11, 2025, respectively. Refer to Note 8, Business Combinations for further details.

The Third-party Allotment and the Exercise of the 1st Stock Options in April 2025

For the acquisition of PayPay Bank Corporation, the board of directors of the Company authorized the issuance of new shares to SoftBank Corp., LY Corporation, and SVF II Piranha (DE) LLC on December 13, 2024. Based on such authorization, the proceeds from the issuance of new shares in the amount of 105,722 million yen was received on April 10, 2025.

In addition, on April 4, 2025, all of the 1st Stock Options issued by the Company and held by SVF II Piranha (DE) LLC were exercised. Refer to Note 36, Share-based Payments for further details of the 1st Stock Options.

The details of the newly issued shares through a third-party allotment and the exercise of the 1st stock options are as follows:

	Third-party allotment	Exercise of the 1st Stock Options

Type of issued shares	Common shares	Common shares

Number of issued shares	55,769 thousand shares	31,802 thousand shares

Issue price	1,896 yen per share	500 yen per share

Total issuance amount	105,722 million yen	15,901 million yen

Number of shares issued to each underwriter (the stock option holder)	SoftBank Corp. (18,404 thousand shares) LY Corporation (18,404 thousand shares) SVF II Piranha (DE) LLC (18,961 thousand shares)	SVF II Piranha (DE) LLC (31,802 thousand shares)

Increase in issued capital	52,861 million yen	8,110 million yen

Increase in capital reserve	52,608 million yen	7,752 million yen

Payment period	From March 1, 2025 to August 29, 2025	—

Payment completion date	April 10, 2025	April 4, 2025

Note that the number of issued shares and the issue price presented above are retrospectively adjusted in respect of the share split that occurred on November 15, 2025. Refer to the section below Share Split in November 2025, for further details.

Share Split in November 2025

(1)	Resolution to Approve the Share Split

On October 29, 2025, the Company’s Board of Directors approved a share split of the Company’s common shares, which is effective as of November 15, 2025.

(2)	Purpose of the Share Split

The purpose of the share split is to enhance the liquidity of the Company’s shares and to expand the investor base by lowering the investment unit per share.

(3)	Overview of the Share Split

(i)	Method of the Share Split

As of November 14, 2025, each share of common stock held by shareholders recorded or registered in the final register of shareholders as on that date was split at a ratio of 200 shares for one share.

(ii)	Number of Shares to Be Increased as a Result of the Share Split

	Number of shares authorized (thousand shares)	Number of shares issued (thousand shares)
Before the share split	8,000	3,188
Increase in shares resulting from the share split	1,592,000	634,383
After the share split	1,600,000	637,571

(iii)	Effective Date of the Share Split

November 15, 2025.

(iv)	Accounting Treatment and Impact on Per Share Information

The share split does not affect total equity or shareholders’ proportionate interests. However, the number of shares or stock options, the exercise price and the fair value of the shares or stock options, and per share calculations are retrospectively adjusted and disclosed based on the new number of shares. Refer to Note 3, Restatement and Changes in Presentation for a detailed description of the manner in which the event affected the presentation of the consolidated financial statements.

Investment of Binance Japan Inc. in September 2025

On September 16, 2025, the Company acquired 40% of the shares of Binance Japan Inc., a cryptocurrency exchange in Japan. The Company will classify the entity as an associate accounted for using the equity method. The financial impact of this acquisition on the consolidated financial statements for the fiscal year ending March 31, 2026, is considered immaterial.

43.	Approval of Consolidated Financial Statements

The consolidated financial statements have been approved by Wataru Kagechika, Managing Corporate Officer and Chief Financial Officer, on December 17, 2025.

Schedule I Condensed Financial Information

PayPay Corporation

Condensed Statements of Financial Position

		(In millions of yen)

	April 1, 2023	March 31, 2024	March 31, 2025
Assets

Cash and cash equivalents	599,959	312,072	133,350

Guarantee deposits	135,029	297,025	590,878

Accounts receivable	353,094	382,107	472,813

Loans and advances to customers	48	53	51

Securities	—	14,395	35,953

Other financial assets	326	2,166	11,264

Property and equipment	1,102	1,256	1,666

Right-of-use assets	1,218	1,607	2,959

Intangible assets	11,144	16,407	18,958

Investments in subsidiaries and associates	100,066	106,622	115,165

Deferred tax assets	—	—	12,737

Other assets	4,469	5,095	5,126

Total assets	1,206,455	1,138,805	1,400,920

Liabilities

Deposits	292,362	329,694	391,595

Accounts payable	552,720	695,583	842,956

Income tax payables	1,174	—	2,995

Other financial liabilities	254,767	14,305	21,099

Provisions	237	302	745

Lease liabilities	1,114	1,490	6,744

Other liabilities	11,776	8,267	14,523

Total liabilities	1,114,150	1,049,641	1,280,657

Shareholders’ equity

Issued capital	116,452	94,180	91,434

Share premium	968	968	968

Retained earnings (Accumulated deficit)	(25,115)	(5,984)	27,861

Total shareholders’ equity	92,305	89,164	120,263

Total liabilities and shareholders’ equity	1,206,455	1,138,805	1,400,920

Condensed Statements of Profit or Loss

		(In millions of yen)
	For the year ended

	March 31, 2023	March 31, 2024	March 31, 2025
Transaction and service income	124,980	167,871	217,432
Interest income	30	36	325
Gains (losses) on financial instruments	(81)	(59)	105

Other operating income	690	1,740	1,439

Total revenue	125,619	169,588	219,301

Point expenses	(52,319)	(65,078)	(86,424)

Settlement related cost	(31,937)	(41,872)	(46,894)

Employee benefit expenses	(19,354)	(21,853)	(20,972)
Professional and outsourcing services expenses	(14,849)	(15,480)	(12,757)
Provision for loss allowance	63	(536)	93
Other operating expenses	(31,002)	(30,416)	(30,899)

Total operating expenses	(149,398)	(175,235)	(197,853)

Operating profit (loss)	(23,779)	(5,647)	21,448

Profit (loss) before tax	(23,779)	(5,647)	21,448

Income tax (expense) benefit	(1,914)	2,506	9,651

Profit (loss) for the year	(25,693)	(3,141)	31,099

[1] The above balances included intergroup revenue or expenses, which will be eliminated in the Group’s Consolidated Statements of Profit or Loss.

Condensed Statements of Cash Flows

		(In millions of yen)
	For the year ended

	March 31, 2023	March 31, 2024	March 31, 2025

Net cash provided by (used in) operating activities	206,106	(254,620)	(133,687)

Cash flows from (used in) investing activities

Purchases of intangible assets	(7,265)	(9,235)	(8,360)

Purchases of investment securities	—	(14,394)	(21,555)

Purchases of shares of subsidiaries and associates	(100,070)	(6,596)	(8,543)

Payments into term deposits	—	(1,740)	(1,861)

Others	(1,595)	(588)	(3,641)

Net cash used in investing activities	(108,930)	(32,553)	(43,960)

Cash flows from (used in) financing activities

Repayments of lease liabilities	(1,079)	(714)	(1,075)

Proceeds from capital contributions from shareholders in relation to stock option plans	1,945	—	—

Net cash provided by (used in) financing activities	866	(714)	(1,075)

Increase (decrease) in cash and cash equivalents	98,042	(287,887)	(178,722)

Cash and cash equivalents at the beginning of the year	501,917	599,959	312,072

Cash and cash equivalents at the end of the year	599,959	312,072	133,350

Note to Condensed Financial Statements - Basis of presentation

In accordance with Rule 5-04 of Regulation S-X, stand-alone condensed financial statements of the Company are required to accompany the consolidated financial statements. These condensed financial statements do not include the investment in PayPay Securities Corporation and PayPay Bank Corporation as these were acquired on April 1st and 11th, 2025, respectively. As permitted in IAS 27 “Separate Financial Statements”, the investments in subsidiaries are stated at cost as of the respective dates of acquisition and any impairment loss would be recognized in profit or loss.

Using the equity method of accounting for the investments, the Group records total undistributed earnings of subsidiaries other than PayPay Bank Corporation were 30,946 million yen, 25,107 million yen, and 23,582 million yen of decrease in equity as of April 1, 2023, March 31, 2024 and 2025, respectively. Under IAS 28 “Investments in Associates and Joint Ventures”, the Group records the share of loss from the earnings of subsidiaries other than PayPay Bank Corporation for 3,121 million yen and 3,172 million yen for the year ended March 31, 2023 and 2024 respectively, and the Group also records the share of income from the earnings of subsidiaries other than PayPay Bank Corporation for 2,690 million yen for the year ended March 31, 2025. The increase in equity and share of income from PayPay Bank Corporation are separately disclosed in Note 38, Subsidiaries.

The Company’s condensed financial information should be read in conjunction with the Company’s consolidated financial statements.

PayPay Corporation

Condensed Consolidated Statements of Financial Position (Unaudited)

		(In millions of yen)

	Notes	March 31, 2025	December 31, 2025
Assets

Cash and cash equivalents	7	369,811	506,230

Guarantee deposits	8	244,229	60,097

Call loans		63,000	106,000

Accounts receivable	9	141,054	210,970

Loans and advances to customers	10	1,927,607	2,325,178

Securities	11	1,075,748	1,606,245

Other financial assets		23,130	89,261

Property and equipment		14,493	14,767

Right-of-use assets		14,799	12,865

Intangible assets	12	65,672	66,928

Goodwill		15,157	15,157

Investments accounted for using the equity method		1,012	12,955

Deferred tax assets	13	49,392	105,226

Other assets		37,001	40,284

Total assets		4,042,105	5,172,163

		(In millions of yen)

	Notes	March 31, 2025	December 31, 2025
Liabilities

Deposits	14	2,385,939	2,980,991

Accounts payable	15	949,397	1,210,825

Income tax payables		6,477	7,988

Borrowings	16	399,578	568,309

Other financial liabilities		34,207	45,811

Provisions		7,041	7,252

Lease liabilities	16	12,097	10,115

Deferred tax liabilities		377	108

Other liabilities		23,261	20,535

Total liabilities		3,818,374	4,851,934

Shareholders’ equity

Issued capital	17	91,434	152,405

Share premium	17	13,727	37,260

Retained earnings (Accumulated deficit)	17	(4,887)	96,357

Accumulated other comprehensive loss	17	(379)	(1,852)

Equity attributable to owners of the parent company		99,895	284,170

Non-controlling interests		123,836	36,059

Total shareholders’ equity		223,731	320,229

Total liabilities and shareholders’ equity		4,042,105	5,172,163

See Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Profit or Loss (Unaudited)

		(In millions of yen)

		For the nine months ended

	Notes	December 31, 2024	December 31, 2025

Transaction and service income	18	150,745	185,325

Interest income	18	64,426	83,551

Gains (losses) on financial instruments	18	3,942	7,657

Other operating income	18	1,334	1,945

Total revenue		220,447	278,478

Point expenses		(37,334)	(44,488)

Settlement related cost		(32,469)	(36,348)

Employee benefit expenses		(30,616)	(32,810)

Professional and outsourcing services expenses		(21,091)	(21,300)

Provision for loss allowance		(17,241)	(17,396)

Other operating expenses		(53,512)	(65,128)

Total operating expenses	19	(192,263)	(217,470)

Operating profit		28,184	61,008

Share of profit (loss) of investments accounted for using the equity method		(383)	101

Profit before tax		27,801	61,109

Income tax benefit	13	1,156	42,228

Profit for the period		28,957	103,337

Attributable to

Owners of the parent company		26,483	101,521

Non-controlling interests		2,474	1,816

			(In yen)

Earnings per share

Earnings per share attributable to owners of the parent company [1]

Basic earnings per share	20	48.2	159.8

Diluted earnings per share	20	48.2	159.8

[1]	The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 17, Issued Capital and Reserves for details of share split.

See Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Profit or Loss (Unaudited)

		(In millions of yen)

		For the three months ended

	Notes	December 31, 2024	December 31, 2025

Transaction and service income	18	56,400	66,418

Interest income	18	22,111	30,238

Gains (losses) on financial instruments	18	1,489	2,134

Other operating income	18	395	1,056

Total revenue		80,395	99,846

Point expenses		(13,692)	(16,067)

Settlement related cost		(11,318)	(12,447)

Employee benefit expenses		(9,941)	(11,081)

Professional and outsourcing services expenses		(7,377)	(6,486)

Provision for loss allowance		(6,105)	(6,083)

Other operating expenses		(18,107)	(23,126)

Total operating expenses	19	(66,540)	(75,290)

Operating profit		13,855	24,556

Share of profit (loss) of investments accounted for using the equity method		(131)	264

Profit before tax		13,724	24,820

Income tax expenses	13	(121)	(5,512)

Profit for the period		13,603	19,308

Attributable to

Owners of the parent company		12,497	18,424

Non-controlling interests		1,106	884

			(In yen)

Earnings per share

Earnings per share attributable to owners of the parent company [1]

Basic earnings per share	20	22.7	28.9

Diluted earnings per share	20	22.7	28.9

[1]	The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 17, Issued Capital and Reserves for details of share split.

See Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(In millions of yen)

		For the nine months ended

	Notes	December 31, 2024	December 31, 2025

Profit for the period		28,957	103,337

Other comprehensive income (loss) for the period, net of tax

Items that may be reclassified subsequently to profit or loss

Changes in the fair value of debt instruments at FVTOCI		(1,741)	(1,774)

Exchange differences on translation of foreign operations		2	4

Total comprehensive income for the period, net of tax		27,218	101,567

Total comprehensive income for the period, net of tax attributable to

Owners of the parent company		26,338	100,079

Non-controlling interests		880	1,488

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(In millions of yen)

		For the three months ended

	Notes	December 31, 2024	December 31, 2025

Profit for the period		13,603	19,308

Other comprehensive income (loss) for the period, net of tax

Items that may be reclassified subsequently to profit or loss

Changes in the fair value of debt instruments at FVTOCI		(1,248)	(1,721)

Exchange differences on translation of foreign operations		14	17

Total comprehensive income for the period, net of tax		12,369	17,604

Total comprehensive income for the period, net of tax attributable to

Owners of the parent company		12,426	17,146

Non-controlling interests		(57)	458

See Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Changes in Equity (Unaudited)

For the nine months ended December 31, 2024

							(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2024 (Restated)		94,180	14,617	(43,516)	(119)	65,162	126,089	191,251

Profit for the period		—	—	26,483	—	26,483	2,474	28,957

Other comprehensive loss		—	—	—	(145)	(145)	(1,594)	(1,739)

Total Comprehensive income (loss) for the period		—	—	26,483	(145)	26,338	880	27,218

Dividends paid to non-controlling interests [1]		—	—	—	—	—	(2,519)	(2,519)
Dividends paid to the ultimate parent company [1]		—	—	(283)	—	(283)	—	(283)
Transfer from issued capital to share premium [2]		(2,746)	2,746	—	—	—	—	—
Transfer from share premium to accumulated deficit [2]		—	(2,746)	2,746	—	—	—	—
Changes in interests in subsidiaries [1]		—	41	—	—	41	(41)	—
Other		—	(406)	2	—	(404)	(2)	(406)

Total transactions with owners and other transactions		(2,746)	(365)	2,465	—	(646)	(2,562)	(3,208)

Balance as of December 31, 2024		91,434	14,252	(14,568)	(264)	90,854	124,407	215,261

[1]

In relation to business combination of entities under common control, any equity transactions undertaken by subsidiaries under common control with entities outside of the Company and its subsidiaries before the date of the actual transaction by the Company are included within “Dividends paid to the ultimate parent company”, “Dividends paid to non-controlling interests”, and “Changes in interests in subsidiaries”.

[2]	These transfers were carried out to offset the accumulated deficit of the Company. Refer to Note 17, Issued Capital and Reserves for details.

For the nine months ended December 31, 2025

							(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings (Accumulated deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2025		91,434	13,727	(4,887)	(379)	99,895	123,836	223,731

Profit for the period		—	—	101,521	—	101,521	1,816	103,337

Other comprehensive loss		—	—	—	(1,442)	(1,442)	(328)	(1,770)

Total Comprehensive income (loss) for the period		—	—	101,521	(1,442)	100,079	1,488	101,567

Dividends paid to non-controlling interests		—	—	—	—	—	(2,909)	(2,909)

Dividends paid to the ultimate parent company		—	—	(311)	—	(311)	—	(311)

Issuance of new shares	17	60,971	60,360	—	—	121,331	—	121,331

Changes due to business combinations of entities under common control - PayPay Securities Corporation and PayPay Bank Corporation	6	—	(36,827)	—	—	(36,827)	(86,358)	(123,185)

Other		—	—	34	(31)	3	2	5

Total transactions with owners and other transactions		60,971	23,533	(277)	(31)	84,196	(89,265)	(5,069)

Balance as of December 31, 2025		152,405	37,260	96,357	(1,852)	284,170	36,059	320,229

See Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows (Unaudited)

		(In millions of yen)

		For the nine months ended
	Notes	December 31, 2024	December 31, 2025

Cash flows from (used in) operating activities

Profit before tax		27,801	61,109

Adjustments for:

Depreciation and amortization		15,434	18,794

Loss on disposal of property and equipment and intangible assets		493	527

Other income and costs		88	(1,354)

Changes in assets and liabilities:

Guarantee deposits	8	69,918	184,132

Call loans		38,083	(43,000)

Accounts receivable	9	(63,448)	(69,925)

Loans and advances to customers	10	(323,364)	(397,571)

Securities		(42,908)	(79,354)

Deposits	14	330,341	595,052

Accounts payable	15	247,390	262,435

Other financial assets		42	(64,060)

Other financial liabilities		6,831	11,470

Provisions		(1,915)	(73)

Other		2,361	(994)

Cash provided by operations		307,147	477,188

Income tax paid		(5,730)	(12,250)

Income tax refunded		587	876

Net cash provided by operating activities		302,004	465,814

Cash flows from (used in) investing activities

Purchases of securities	11	(341,649)	(576,449)
Proceeds from sale of securities	11	128,754	124,813

Purchases of property and equipment		(3,174)	(4,971)

Purchases of intangible assets	12	(13,085)	(13,548)

Payment for acquisition of subsidiaries		(5,759)	–

Purchase of investment accounted for using the equity method		(1,360)	(11,655)

Other		(2,245)	(2,132)

Net cash used in investing activities		(238,518)	(483,942)

		(In millions of yen)

		For the nine months ended
	Notes	December 31, 2024	December 31, 2025

Cash flows from (used in) financing activities

Net increase (decrease) in borrowings, current	16	(63,000)	31,000

Proceeds from long-term borrowings	16	627,500	1,160,190

Repayments of long-term borrowings	16	(676,221)	(1,022,459)

Repayments of lease liabilities	16	(1,901)	(2,157)

Proceeds from issuance of new common shares		—	121,331

Payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control	6	—	(130,185)

Dividends paid to non-controlling interests		(2,519)	(2,909)

Dividends paid to the ultimate parent company		(283)	(311)

Other		(405)	—

Net cash provided by (used in) financing activities		(116,829)	154,500

Effect of exchange rate changes on cash and cash equivalents		96	47

Increase (decrease) in cash and cash equivalents		(53,247)	136,419

Cash and cash equivalents at the beginning of the period	7	744,323	369,811

Cash and cash equivalents at the end of the period	7	691,076	506,230

See Notes to Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Reporting Entity

PayPay Corporation (the “Company”, “we”, “us”, or “our”) was incorporated in June 2018 in Japan as a corporation (kabushiki kaisha) in accordance with the Companies Act of Japan (the “Companies Act”). The Company’s registered office is located at 1-3, Kioicho, Chiyoda-ku, Tokyo, Japan. The Company’s condensed consolidated financial statements are comprised of the Company and its subsidiaries (collectively, the “Group”). The Group is composed of two reportable segments, Payment segment and Financial service segment. Payment segment includes payment settlement services and related services through our PayPay app, and payment credit services such as revolving and installment payment options and cash advances. Financial service segment includes internet banking services, securities intermediary services and PayPay Point investment-related services, and loan management services.

The Company is 49.99% owned directly by B Holdings Corporation, 34.0% by SVF II Piranha (DE) LLC, 8.01% by LY Corporation, and 8.01% by SoftBank Corp. The ultimate parent company of the Company is SoftBank Group Corp. (“SBG”).

The intermediate parent of the Company is B Holdings Corporation, which is owned by SBG through the following entities: Intermediary Holding Company; LY Corporation, A Holdings Corporation, and SoftBank Corp.

On September 16, 2025, the Company acquired 40% of the shares of Binance Japan Inc., an operator of a cryptocurrency exchange in Japan. The Company has classified the entity as an associate accounted for using the equity method.

In addition, the Group has established certain trusts for the purpose of safeguarding deposits for the nine months ended December 31, 2025. These trusts are controlled by the Group in accordance with IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), and are therefore included in the condensed consolidated financial statements. Refer to Note 8, Guarantee Deposits for details.

2. Basis of Preparation

(1)	Compliance with International Accounting Standards 34 “Interim Financial Reporting” (“IAS 34”)

The Group’s condensed consolidated financial statements have been prepared on a going concern basis in accordance with IAS 34 issued by the International Accounting Standards Board (“IASB”).

The Group’s condensed consolidated financial statements do not contain all the information required in the annual consolidated financial statements and should be read in conjunction with the consolidated financial statements as of and for the fiscal years ended March 31, 2024 and 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by IASB.

(2)	Basis of Measurement

The Group’s condensed consolidated financial statements have been prepared on a historical cost basis except for items such as financial instruments measured at fair value, and business combinations under common control accounted for using the book values in the ultimate parent company’s consolidated financial statements.

(3)	Functional Currency and Presentation Currency

Unless otherwise indicated, the Group’s condensed consolidated financial statements are presented in Japanese yen, which is both the functional currency of the Company and presentation currency of the Group, and amounts are rounded to the nearest million Japanese yen.

3. Material Accounting Policies

The material accounting policies applied in the Group’s condensed consolidated financial statements are consistent with those of the consolidated financial statements as of and for the fiscal years ended March 31, 2024 and 2025, except for the following.

Income taxes

Income tax expense for interim periods is determined by applying the estimated annual effective tax rate to profit before tax, in accordance with IAS 34 Interim Financial Reporting. The estimated annual effective tax rate reflects management’s current expectations for the full fiscal year, based on assessments performed at each group company, and is subject to change as new information becomes available. Any revisions to these estimates are recognized in the interim period in which the changes occur.

4. Use of Estimates and Judgments

The preparation of the Group’s condensed consolidated financial statements requires the management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. These estimates and assumptions are based on the best judgment of the management considering historical experience and various factors deemed to be reasonable as of the end of the reporting period. Given their nature, uncertainty about these estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The estimates and assumptions are continuously reviewed by the management as these estimates may change as new events occur. The effects of a change in estimates and assumptions are recognized in the period of the change and in any future periods affected.

Except for the reassessment of deferred tax assets, the condensed consolidated financial statements are prepared based on the same judgments, estimates, and assumptions as those applied and described in the consolidated financial statements as of and for the years ended March 31, 2024 and 2025. For further details, refer to Note 13, Income Tax.

5.	Segment Information

(1)	Overview of Reportable Segments

The Group’s operating segments are components of the Group that engage in business activities from which they may earn revenues and incur expenses, and those components’ discrete financial information is available. Such operating segments engage in business activities that earn revenues and incur expenses and the operating segments are subject to regular review by the Chief Executive Officer (“CEO”), who is the Group’s Chief Operating Decision Maker (“CODM”), in deciding how to allocate resources and in assessing performance.

Accordingly, the Group has two operating segments, Payment segment and Financial service segment, which are also reportable segments that are determined based on the Group’s corporate structure and the nature of services as described below.

(i)	Payment segment

The Payment segment mainly consists of PayPay Corporation and PayPay Card Corporation. This segment includes payment settlement services and related services offered through our PayPay app and payment credit services such as revolving and installment payment options and cash advances.

(ii)	Financial service segment

The Financial service segment mainly consists of PayPay Bank Corporation, PayPay Securities Corporation, and Credit Engine, Inc. This segment includes financial service such as internet banking services, securities intermediary services and PayPay Point investment-related services, and loan management services.

(2)	Profit or Loss for the Group’s Reportable Segments

The Group’s CODM primarily uses revenue and operating profit or loss to allocate resources and assess performance. The Group’s segment profit or loss for each reportable segment is prepared on the same basis as the Group’s condensed consolidated financial statements. The total of individual segment profit or loss is equivalent to operating profit or loss presented on the Group’s Condensed Consolidated Statements of Profit or Loss.

Segment financial information presented below does not include assets or liabilities, as the Group’s CODM does not allocate resources or assess performance based on such information.

Inter-segment transaction prices are determined in the same manner as arm’s length transactions with external customers.

For the nine months ended December 31, 2024

(In millions of yen)

	Payment	Financial service	Inter-segment eliminations	Consolidated

Transaction and service income

Revenue from external customers	130,550	20,195	—	150,745

Inter-segment revenue	977	1,157	(2,134)	—

Total transaction and service income	131,527	21,352	(2,134)	150,745

Interest income	50,440	13,986	—	64,426

Gains (losses) on financial instruments	143	3,799	—	3,942

Other operating income	1,191	143	—	1,334

Total revenue	183,301	39,280	(2,134)	220,447

Operating expenses	(159,148)	(35,249)	2,134	(192,263)

Segment profit	24,153	4,031	—	28,184

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(383)

Profit before tax				27,801

For the nine months ended December 31, 2025

(In millions of yen)

	Payment	Financial service	Inter-segment eliminations	Consolidated

Transaction and service income

Revenue from external customers	163,251	22,074	—	185,325

Inter-segment revenue	1,071	658	(1,729)	—

Total transaction and service income	164,322	22,732	(1,729)	185,325

Interest income	61,238	22,313	—	83,551

Gains (losses) on financial instruments	1,977	5,680	—	7,657

Other operating income	1,466	479	—	1,945

Total revenue	229,003	51,204	(1,729)	278,478

Operating expenses	(177,969)	(41,230)	1,729	(217,470)

Segment profit	51,034	9,974	—	61,008

(Reconciliation to profit before tax)
Share of profit of investments accounted for using the equity method				101

Profit before tax				61,109

For the three months ended December 31, 2024

(In millions of yen)

	Payment	Financial service	Inter-segment eliminations	Consolidated

Transaction and service income

Revenue from external customers	48,846	7,554	—	56,400

Inter-segment revenue	307	287	(594)	—

Total transaction and service income	49,153	7,841	(594)	56,400

Interest income	17,187	4,924	—	22,111

Gains (losses) on financial instruments	361	1,128	—	1,489

Other operating income	338	57	—	395

Total revenue	67,039	13,950	(594)	80,395

Operating expenses	(54,916)	(12,218)	594	(66,540)

Segment profit	12,123	1,732	—	13,855

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(131)

Profit before tax				13,724

For the three months ended December 31, 2025

(In millions of yen)

	Payment	Financial service	Inter-segment eliminations	Consolidated

Transaction and service income

Revenue from external customers	58,750	7,668	—	66,418

Inter-segment revenue	587	268	(855)	—

Total transaction and service income	59,337	7,936	(855)	66,418

Interest income	21,518	8,720	—	30,238

Gains (losses) on financial instruments	175	1,959	—	2,134

Other operating income	667	389	—	1,056

Total revenue	81,697	19,004	(855)	99,846

Operating expenses	(62,187)	(13,958)	855	(75,290)

Segment profit	19,510	5,046	—	24,556

(Reconciliation to profit before tax)
Share of profit of investments accounted for using the equity method				264

Profit before tax				24,820

6.	Business Combinations

For the nine months ended December 31, 2024

There were no significant business combinations.

For the nine months ended December 31, 2025

Acquisition of PayPay Securities Corporation and PayPay Bank Corporation

The Company entered a series of transactions and acquired PayPay Securities Corporation and PayPay Bank Corporation from SBG in April 2025.

On April 1, 2025, the Company acquired additional 31.0% common shares of PayPay Securities Corporation, in which the Company had held 35.0% of the common shares prior to the transactions. The common shares were acquired from SoftBank Corp. and LY Corporation, subsidiaries of SBG. PayPay Securities Corporation also issued to the Company additional common shares on April 1, 2025 for total consideration of 12,807 million yen. As a result of the transactions, the Company held 75.2% of the common shares of PayPay Securities Corporation as of April 1, 2025. Also, on April 11, 2025, the Company acquired 47.1% of the common shares and all the non-voting Class A preferred shares of PayPay Bank Corporation from Z Financial Corporation (currently LY Corporation after a merger on August 1, 2025), a subsidiary of SBG, and Mitsui Sumitomo Insurance Co., Ltd. for consideration of 117,378 million yen. After the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares, effective April 28, 2025, the Company held 75.5% of the common shares of PayPay Bank Corporation.

PayPay Securities Corporation is engaged in the securities intermediary business and PayPay Point investment service related business, and PayPay Bank Corporation is engaged in the internet banking business. Through the transactions, the Group aims to create synergies in the Payment Settlement Services and plans to further expand its market share in the cashless services market by providing PayPay Settlement Services and internet banking and securities intermediary services.

Those transactions were accounted for as business combinations of entities under common control as the Company and PayPay Securities Corporation as well as PayPay Bank Corporation were controlled by SBG before and after the transactions. As business combinations of entities under common control, the Group applied the pooling of interests method, recognizing the effects of the business combination from April 1, 2022. In all periods presented in these condensed consolidated financial statements, the Group recognized the assets, liabilities, and results of operations of PayPay Securities Corporation and PayPay Bank Corporation at the historical book values recorded by SBG in its consolidated financial statements. On April 1 and 11, 2025, the Company acquired common shares of PayPay Securities Corporation and common shares and Class A preferred shares of PayPay Bank Corporation, respectively, increasing the Company’s ownership interests. As a result, the Group derecognized non-controlling interest of those entities in total shareholder’s equity, which resulted in 86,358 million yen decrease in non-controlling interest and 36,827 million yen decrease in share premium in the Condensed Consolidated Statements of Financial Position as of December 31, 2025. Also, the Group recognized 130,185 million yen cash used in Payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control in the Condensed Consolidated Statements of Cash Flows.

As a result of the application of the pooling of interests method, the Group recognized its share of the corresponding goodwill previously recognized by SBG based on historical cost. This goodwill has been allocated to the Group’s cash generating unit in which PayPay Securities Corporation’s operations are included. There is no goodwill recognized arising from the acquisition of PayPay Bank Corporation.

7. Cash and Cash Equivalents

Cash and cash equivalents are as follows:

	(In millions of yen)
	March 31, 2025	December 31, 2025

Payment:
Cash and demand deposits	141,289	123,641
Restricted cash related to transfers of credit card receivables	734	697

Subtotal	142,023	124,338
Financial service:
Cash and demand deposits	15,530	17,087
Deposits with the Bank of Japan [1]	212,258	364,805

Subtotal	227,788	381,892

Total	369,811	506,230

[1]

The Company’s banking subsidiary, PayPay Bank Corporation, is required by the Act on the Reserve Deposit Requirement System to deposit with the Bank of Japan an amount exceeding a certain ratio of deposits (legal reserve), and it deposits an amount exceeding the legal reserve.

8. Guarantee Deposits

Guarantee deposits are as follows:

	(In millions of yen)
	March 31, 2025	December 31, 2025

Payment:
Guarantee deposits under Payment Services Act [1][2][3]	219,466	40,013

Subtotal	219,466	40,013
Financial service:
Other [3][4]	24,763	20,084

Subtotal	24,763	20,084

Total	244,229	60,097

[1]

In accordance with the Payment Services Act, the Group is required to safeguard unused prepaid balances held by users of PayPay settlement services through prescribed measures, including making a security deposit (the “guarantee deposit”) or investing in government securities with the Legal Affairs Bureau. The balance is required to cover 100% of the total unused prepaid balance of PayPay Money and 50% of the total unused prepaid balance of PayPay Money Lite.

[2]

The Company has held the guarantee deposits and government securities with Legal Affairs Bureau. During the three months ended December 31, 2025, the Group adopted an additional method for safeguarding the unused prepaid balances through the establishment of a consolidated trust. The Group reports the trust arrangement to the Kanto Local Finance Bureau. Through this trust arrangement, the trust made security deposit at PayPay Bank Corporation instead of making a deposit with the Legal Affairs Bureau. However, the funds from the trust held by PayPay Bank Corporation are managed in normal course of the banking business.

[3]	Guarantee deposits are classified as financial assets measured at amortized cost.

[4]	These are mainly cash segregated as deposits for customers.

9. Accounts Receivable

Accounts receivable are as follows:

	(In millions of yen)
	March 31, 2025	December 31, 2025

Settlement receivables [1][3]	94,087	114,307
Other receivables [2][3]	47,819	97,484
Loss allowance	(852)	(821)

Total	141,054	210,970

[1]

Receivables primarily due from external payment service providers, who collect the amount equivalent to PayPay Balance and Other Items charged by PayPay Users through their payment methods on behalf of the Group.

[2]

Other receivables include mainly cash deposits collected by financial institutions from users, but not yet paid out to the Group. The balances were 28,054 million yen and 72,098 million yen as of March 31, 2025 and December 31, 2025, respectively.

[3]	These assets are classified as financial assets measured at amortized cost.

10. Loans and advances to customers

Loans and advances to customers are as follows:

	(In millions of yen)
	March 31, 2025	December 31, 2025

Payment:

Credit card receivables	1,045,681	1,269,694

Loss allowance	(43,739)	(40,905)

Subtotal	1,001,942	1,228,789

Financial service:

Mortgage loans [1]	664,594	790,760

Overdraft	261,943	297,855

Other	383	9,662

Loss allowance	(1,255)	(1,888)

Subtotal	925,665	1,096,389

Total	1,927,607	2,325,178

[1]

Mortgage loans include the loans acquired from a financial institution with a guarantee up to 1% provided by the seller, which amounts to 187,471 million yen and 179,229 million yen as of March 31, 2025 and December 31, 2025, respectively.

11. Securities

Securities are as follows:

	(In millions of yen)
	March 31, 2025	December 31, 2025

Payment:

Government securities [1]	35,953	72,777

Subtotal	35,953	72,777

Financial service:

Government securities [2]	329,062	609,448

Corporate and other debt securities [2]	295,707	405,402

Asset backed securities	282,333	300,602

Exchange traded funds [3]	132,509	217,678

Equity securities	184	338

Subtotal	1,039,795	1,533,468

Total	1,075,748	1,606,245

[1]	Government securities within Payment segment are purchased for the purpose of meeting the deposit requirement under the Payment Services Act. Refer to Note 8, Guarantee Deposits for details.

[2]	These securities include assets pledged as collateral at the Bank of Japan and Japanese Banks’ Payment Clearing Network.

[3]	Exchange traded funds are mainly held for PayPay Point investment-related business.

12. Intangible Assets

Changes of intangible assets are as follows:

	(In millions of yen)
	2024	2025

Balance as of April 1	61,690	65,672
Additions	13,681	13,308
Amortization	(10,182)	(11,614)
Other	(261)	(438)

Balance as of December 31	64,928	66,928

13. Income Tax

The Group regularly assesses the recoverability of deferred tax assets in accordance with IAS 12 “Income Taxes”, considering whether it is probable that sufficient taxable profit will be available to utilize deductible temporary differences and carryforward of unused tax losses.

As of December 31, 2025, the Company reassessed the recoverability of its deferred tax assets in light of projections of future taxable profit. As a result, the Company recognized additional deferred tax assets relating to deductible temporary differences and carryforward of unused tax losses that had not been previously recognized. The basis for this conclusion is as follows:

•	It has become probable that taxable profit will be generated for two consecutive fiscal years at the end of the current fiscal year.

•	The unused tax losses resulted from identifiable causes that are unlikely to recur in the future.

•

Based on a critical assessment of historical performance and approved business plans for the next four years, the Company concluded that sufficient taxable profit is expected to be generated during the periods in which the carryforward of unused tax losses can be utilized.

The Company’s deferred tax assets increased by 57,535 million yen for nine months ended December 31, 2025, and such increase was mainly attributable to the recognition of deferred tax assets of 18,795 million yen arising from temporary differences related to deposits and 31,938 million yen arising from the carryforward of unused tax losses.

As a result, deductible temporary differences and carryforward of unused tax losses for which deferred tax assets are not recognized are as follows:

	(In millions of yen)
	March 31, 2025	December 31, 2025

Deductible temporary differences	135,389	68,876
Carryforward of unused tax losses	141,868	33,264

Total	277,257	102,140

Breakdown of carryforward of unused tax losses by expiry date for which deferred tax assets are not recognized are as follows:

	(In millions of yen)
	March 31, 2025	December 31, 2025

Within 1 year	315	887
Between 1 year and 2 years	887	1,529
Between 2 years and 3 years	1,529	—
Between 3 years and 4 years	—	1,559
5 years and after	139,137	29,289

Total	141,868	33,264

14. Deposits

Deposits are as follows:

	(In millions of yen)
	March 31, 2025	December 31, 2025

Payment:
PayPay Users’ deposits [1][2]	391,595	466,734

Subtotal	391,595	466,734
Financial service:
Demand deposits	1,688,643	2,061,525
Time deposits	152,393	220,417
Deposits from customers in the securities business	142,236	221,523
Other	11,072	10,792

Subtotal	1,994,344	2,514,257

Total	2,385,939	2,980,991

[1]	PayPay Users’ deposits are PayPay Balance and Other Items held by PayPay Users in PayPay Settlement Services.

[2]

PayPay Users’ deposits include PayPay Money which PayPay Users can withdraw at user’s discretion. The balance of PayPay Money amounts to 170,030 million yen and 213,604 million yen as of March 31, 2025 and December 31, 2025 respectively.

15. Accounts Payable

Accounts payable are as follows:

	(In millions of yen)
	March 31, 2025	December 31, 2025

Settlement payable [1]	902,682	1,159,957
Credit card payable [1]	27,913	29,940
Other payables [1]	18,802	20,928

Total	949,397	1,210,825

[1]	These accounts payable are classified as financial liabilities measured at amortized cost.

16. Borrowings and Lease Liabilities

Components of Borrowings and lease liabilities are as follows:

	(In millions of yen)
	March 31, 2025	December 31, 2025

Borrowings

Payment:

Loan payables [1]	213,050	236,325

Commercial papers	84,000	115,000

Subtotal	297,050	351,325

Financial service:

Loan payables [1]	102,528	216,984

Subtotal	102,528	216,984

Total	399,578	568,309

Lease liabilities

Payment	11,121	9,547

Financial service	976	568

Total	12,097	10,115

[1]

In the Payment segment, the increase mainly arises from a higher balance of securitization of loans and advances to customers. In the Financial service segment, the increase is mainly attributable to a higher balance of repurchase agreements.

17. Issued Capital and Reserves

(1) Authorized Shares and Issued Capital

    The movement of authorized shares and shares issued is as follows:

	(In thousands of shares)
	Number of authorized shares	Number of shares issued [3][4]

Common shares [1][2]

April 1, 2025	1,600,000	550,000

Increase during the year [3]	—	87,571

Decrease during the year	—	—

December 31, 2025 [4]	1,600,000	637,571

[1]

Holders of common shares are entitled to receive dividends. Each common share carries one vote at general meetings of shareholders. All shares issued by the Group have no par value and the Group holds no Treasury Shares of the Company. Common shares are reserved for issue under outstanding share options. Refer to Note 21, Share-based Payments for details of the number of common shares and the relevant terms.

[2]

The Company conducted a share split, which became effective on November 15, 2025. Under the share split, the Company’s common shares were split at a ratio of 200 shares for one share. The number of shares presented above are retrospectively adjusted in respect of the share split.

[3]

During the nine months ended December 31, 2025, the Company implemented a third-party allotment of new shares to SoftBank Corp., LY Corporation, and SVF II Piranha (DE) LLC. Also, all of the 1st Stock Options issued by the Company and held by SVF II Piranha (DE) LLC were exercised. Refer to Note 23, Related Party Transactions.

[4]	All common shares are fully paid.

(2)  Share Premium and Retained Earnings

(i) Share Premium

Legal capital reserve

Under the Companies Act, at least 50% of the proceeds of certain issuances of share capital shall be credited to issued capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general shareholders’ meeting, the transfer of amounts from share premium to issued capital.

Transaction costs of equity transaction

Transaction costs of an equity transaction were directly deducted from share premium. The amount deducted for the nine months ended December 31, 2025 was 293 million yen.

(ii) Retained Earnings

Legal earnings reserve

The Companies Act requires that an amount equal to at least 10% of dividends from surplus, as defined under the Companies Act, shall be appropriated as capital reserve (part of share premium), or appropriated for legal earnings reserve (part of retained earnings) until the aggregate amount of capital reserve and legal earnings reserve is equal to 25% of share capital. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval at the general shareholders’ meetings.

(3) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) are as follows:

		(In millions of yen)

	Changes in debt instruments measured at FVTOCI	Exchange differences on translation of foreign operations

Balance as of April 1, 2025	(373)	(6)

Other comprehensive income (loss) (attributable to owners of the parent company)	(1,476)	3

Balance as of December 31, 2025	(1,849)	(3)

18.  Revenue

(1)  Disaggregation of Revenue

    (i) Revenue recognized from contracts with customers and other sources

	(In millions of yen)
	For the nine months ended
	December 31, 2024	December 31, 2025

Revenue from contracts with customers
Transaction and service income	150,745	185,325
Revenue from other sources
Interest income [1]	64,426	83,551
Gains (losses) on financial instruments	3,942	7,657
Other operating income	1,334	1,945

Total	220,447	278,478

	(In millions of yen)
	For the three months ended
	December 31, 2024	December 31, 2025

Revenue from contracts with customers
Transaction and service income	56,400	66,418
Revenue from other sources
Interest income [1]	22,111	30,238
Gains (losses) on financial instruments	1,489	2,134
Other operating income	395	1,056

Total	80,395	99,846

[1]

The Group pays guarantee fees to third-party financial institutions to mitigate the credit risk of loans and advances to customers. In accordance with IFRS 9, these guarantee fees, which represent amounts paid by the Group, are included in the calculation under the effective interest method and therefore reduce interest income. The guarantee fees were 13,438 million yen and 15,884 million yen for the nine months ended December 31, 2024 and 2025, respectively, and 4,767 million yen and 5,300 million yen for the three months ended December 31, 2024 and 2025, respectively.

(ii)  Disaggregation of revenue from contracts with customers by type of service

For the nine months ended December 31, 2024

		(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	141,058	—	141,058
Credit Payment Settlement Services and Acquiring Services [1]	27,271	—	27,271
Debit Payment Settlement Services	—	3,840	3,840
Payment settlement services deduction [2]	(55,176)	(974)	(56,150)
Subtotal	113,153	2,866	116,019

Financial services	—	16,584	16,584

Other [3][4]	17,638	504	18,142

Total [5]	130,791	19,954	150,745

For the nine months ended December 31, 2025

		(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	181,032	—	181,032
Credit Payment Settlement Services and Acquiring Services [1]	33,323	—	33,323
Debit Payment Settlement Services	—	4,056	4,056
Payment settlement services deduction [2]	(72,801)	(1,046)	(73,847)
Subtotal	141,554	3,010	144,564

Financial services	—	17,939	17,939

Other [3][4]	21,697	1,125	22,822

Total [5]	163,251	22,074	185,325

For the three months ended December 31, 2024

		(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	52,047	—	52,047
Credit Payment Settlement Services and Acquiring Services [1]	10,211	—	10,211
Debit Payment Settlement Services	—	1,374	1,374
Payment settlement services deduction [2]	(19,999)	(329)	(20,328)
Subtotal	42,259	1,045	43,304

Financial services	—	5,889	5,889

Other [3][4]	6,828	379	7,207

Total [5]	49,087	7,313	56,400

For the three months ended December 31, 2025

		(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	64,919	—	64,919
Credit Payment Settlement Services and Acquiring Services [1]	12,457	—	12,457
Debit Payment Settlement Services	—	1,442	1,442
Payment settlement services deduction [2]	(26,520)	(362)	(26,882)
Subtotal	50,856	1,080	51,936

Financial services	—	6,167	6,167

Other [3][4]	7,894	421	8,315

Total [5]	58,750	7,668	66,418

[1]

Revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees charged by the credit card issuer in respect of Acquiring Services, as the Group recognizes revenue based on the settlement amount of the purchase transaction and the predetermined rate, less such interchange fees. The interchange fees were 8,212 million yen and 8,065 million yen for the nine months ended December 31, 2024 and 2025, respectively, and 2,876 million yen and 2,772 million yen for the three months ended December 31, 2024 and 2025, respectively.

[2]	Payment settlement services deduction mainly consists of rewards given to customers. All the deduction is related to the Payment Settlement Services only.

[3]

Other in the Payment segment includes revenues primarily earned from a monthly paid subscription plan for PayPay Merchants, and is presented net of a revenue deduction, which amounts to 2,315 million yen and 3,382 million yen for the nine months ended December 31, 2024 and 2025, respectively, and 997 million yen and 1,789 million yen for the three months ended December 31, 2024 and 2025, respectively. These deductions mainly relate to consideration payable to customers in connection with annual membership fees for PayPay Card Gold.

[4]	Other in the Financial service segment includes revenues primarily earned from system platform services provided by Credit Engine, Inc.

[5]	Almost all revenues from external customers of the Group were generated in Japan, which is the Company’s country of domicile.

19.  Operating Expenses

Operating expenses by nature are as follows:

For the nine months ended December 31, 2024

			(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated

Point expenses [1]	37,334	—	—	37,334

Settlement related cost [2]	24,978	7,918	(427)	32,469

Employee benefit expenses	24,574	6,042	—	30,616

Professional and outsourcing services expenses [3]	14,391	6,782	(82)	21,091

Provision for loss allowance	16,841	400	—	17,241

Other operating expenses

Depreciation and amortization	10,673	3,813	—	14,486

License fees	13,359	—	—	13,359

Advertising and promotion expenses	4,470	3,035	(505)	7,000

Tax and charges	1,754	1,676	—	3,430

Interest expenses	2,003	1,341	(621)	2,723

Amortization of contract cost	948	—	—	948

Other	7,823	4,242	(499)	11,566

Subtotal	41,030	14,107	(1,625)	53,512

Total	159,148	35,249	(2,134)	192,263

For the nine months ended December 31, 2025

			(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated

Point expenses [1]	44,488	—	—	44,488

Settlement related cost [2]	28,166	8,773	(591)	36,348

Employee benefit expenses	25,483	7,337	(10)	32,810

Professional and outsourcing services expenses [3]	15,228	6,317	(245)	21,300

Provision for loss allowance	16,734	662	—	17,396

Other operating expenses

Depreciation and amortization	12,446	5,105	—	17,551

License fees	13,415	569	—	13,984

Advertising and promotion expenses	5,030	2,362	(236)	7,156

Tax and charges	1,914	1,612	—	3,526

Interest expenses	2,479	4,859	(90)	7,248

Amortization of contract cost	1,243	—	—	1,243

Other	11,343	3,634	(557)	14,420

Subtotal	47,870	18,141	(883)	65,128

Total	177,969	41,230	(1,729)	217,470

For the three months ended December 31, 2024

			(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated

Point expenses [1]	13,692	—	—	13,692

Settlement related cost [2]	8,719	2,748	(149)	11,318

Employee benefit expenses	7,760	2,181	—	9,941

Professional and outsourcing services expenses [3]	5,204	2,199	(26)	7,377

Provision for loss allowance	5,953	152	—	6,105

Other operating expenses

Depreciation and amortization	3,721	1,290	—	5,011

License fees	4,472	—	—	4,472

Advertising and promotion expenses	1,516	995	(204)	2,307

Tax and charges	593	543	—	1,136

Interest expenses	604	635	(98)	1,141

Amortization of contract cost	339	—	—	339

Other	2,343	1,475	(117)	3,701

Subtotal	13,588	4,938	(419)	18,107

Total	54,916	12,218	(594)	66,540

For the three months ended December 31, 2025

			(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated

Point expenses [1]	16,067	—	—	16,067

Settlement related cost [2]	9,640	3,016	(209)	12,447

Employee benefit expenses	8,547	2,543	(9)	11,081

Professional and outsourcing services expenses [3]	4,900	1,693	(107)	6,486

Provision for loss allowance	5,706	377	—	6,083

Other operating expenses

Depreciation and amortization	4,345	1,722	—	6,067

License fees	4,631	567	—	5,198

Advertising and promotion expenses	1,898	502	(80)	2,320

Tax and charges	684	571	—	1,255

Interest expenses	929	1,784	(35)	2,678

Amortization of contract cost	446	—	—	446

Other	4,394	1,183	(415)	5,162

Subtotal	17,327	6,329	(530)	23,126

Total	62,187	13,958	(855)	75,290

[1]

Point expenses are incurred primarily when the Group grants reward points to PayPay User through various reward programs, which PayPay User can use reward points at the merchants to pay off balance due in a purchase transaction.

[2]

Settlement related cost includes fees paid to banks for users to charge their PayPay Balance from their bank accounts and brand or network fees paid to international card brands. Settlement related cost also includes interbank transaction fees.

[3]	Professional and outsourcing services expenses include customer service related costs, system development labor, and other professional services.

20.  Earnings Per Share

(1)  Basis for Calculation of Basic Earnings Per Share

The profit for the period attributable to owners of the parent company and the weighted average number of shares used in the calculation of basic earnings per share (“EPS”) are as follows:

	For the nine months ended

	December 31, 2024	December 31, 2025
Profit for the period attributable to owners of the parent company (Million yen)	26,483	101,521

Weighted average number of issued common shares during the period (Thousand shares) [1]	550,000	635,399

Basic earnings per share (Yen) [1]	48.2	159.8

	For the three months ended

	December 31, 2024	December 31, 2025
Profit for the period attributable to owners of the parent company (Million yen)	12,497	18,424

Weighted average number of issued common shares during the period (Thousand shares) [1]	550,000	637,571

Basic earnings per share (Yen) [1]	22.7	28.9

[1]	The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 17, Issued Capital and Reserves for details of share split.

(2)  Basis for Calculation of Diluted Earnings Per Share

The calculation of the diluted earnings per share is based on the following data:

	For the nine months ended

	December 31, 2024	December 31, 2025
Profit for the period attributable to owners of the parent company (Million yen)	26,483	101,521

Weighted average number of issued common shares during the period (Thousand shares) [1]	550,000	635,399

Effects of dilutive potential common shares [2]	—	—

Weighted average number of common shares adjusted for the effect of dilution (Thousand shares) [1]	550,000	635,399

Diluted earnings per share (Yen) [1]	48.2	159.8

	For the three months ended

	December 31, 2024	December 31, 2025
Profit for the period attributable to owners of the parent company (Million yen)	12,497	18,424

Weighted average number of issued common shares during the period (Thousand shares) [1]	550,000	637,571

Effects of dilutive potential common shares [2]	—	—

Weighted average number of common shares adjusted for the effect of dilution (Thousand shares) [1]	550,000	637,571

Diluted earnings per share (Yen) [1]	22.7	28.9

[1]	The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 17, Issued Capital and Reserves for details of share split.

[2]

The potential dilutive effect of the 1st series of Stock Options for the nine months and three months ended December 31, 2024 is not disclosed, as the estimated difference between basic and diluted earnings per share was determined not to be material. In addition, the 2nd to 49th series of Stock Options had an IPO condition as their vesting condition and therefore those stock options were not included in the computation of diluted earnings per share for nine months and three months ended December 31, 2024 and for nine months and three months ended December 31, 2025.

21. Share-Based Payments

Note that the number of the shares or stock options, the exercise price, and the fair value of the shares on the grant date presented below have been retrospectively adjusted in respect of the share split that occurred on November 15, 2025. Refer to Note 17, Issued Capital and Reserves for details of share split.

Expenses Arising from Share-based Payments

There were no liabilities and operating expenses recognized in the Group’s Condensed Consolidated Statements of Financial Position as of March 31, 2025 and December 31, 2025, and Condensed Consolidated Statements of Profit or Loss for the nine months and three months ended December 31, 2024 and December 31, 2025 in connection with share-based payments, as it was not deemed probable that the IPO condition would be achieved.

Exercise of 1st Stock Options

On April 4, 2025, all of the 1st Stock Options held by SVF II Piranha (DE) LLC were exercised and the weighted average share price at the date of exercise was 1,300 yen. Refer to Note 17, Issued Capital and Reserves and Note 23, Related Party Transactions.

Grant of 47th to 49th series of Stock Options

(1) Overview of the Stock Option

The Group has stock option plans for directors, corporate officers, and other employees for the purpose of attracting and retaining exceptionally qualified and talented human resources to achieve the Group’s business goals.

(2) Stock Options Outstanding

The Group’s stock options issued during the nine months ended December 31, 2025 are as follows:

Year of grant and name	2025 47th Stock Option	2025 48th Stock Options	2025 49th Stock Options

Grant date	April 28, 2025	April 28, 2025	April 28, 2025

Grantee	Employees	Directors and corporate officers	Directors and corporate officers

Number of options granted	See the table below [3]	See the table below [3]	569 thousand shares

Settlement method	Equity settlement	Equity settlement	Equity settlement

Exercisable period	See the table below [3]	See the table below [3]	From June 1, 2025 to May 31, 2045

Conditions of vesting	Service condition [1] IPO condition [2]	Service condition [1] IPO condition [2]	IPO condition [2]

[1] Service condition

Holders of stock options must be directors, corporate officers, or other permanent employees of the Company or its subsidiaries at the time of exercising the rights. The stock options are forfeited upon resignation from the Group. However, this shall not apply in cases where the Board of Directors approves the condition such as retirement due to expiration of term of office or mandatory retirement age.

[2] IPO condition

Holders of stock options may exercise their stock options only when the Company’s shares are listed on a financial instruments exchange market.

[3] Number of stock options granted, exercisable period

The number of 2025 47th and 48th Stock Options by exercisable period is as follows.

Number of Stock Options granted

						(In thousands of shares)
	Exercisable period (Five periods)
	From April 25, 2027 to April 23, 2035	From April 29, 2028 to April 23, 2035	From April 29, 2029 to April 23, 2035	From April 29, 2030 to April 23, 2035	From April 29, 2031 to April 23, 2035	Total
2025 47th Stock Options	1,625	1,582	1,529	1,472	1,417	7,625
2025 48th Stock Options	107	107	107	107	107	535

(3) Details of the Stock Options

Details of the stock options are as follows:

For the nine months ended December 31, 2025

	2025 47th Stock Options		2025 48th Stock Options		2025 49th Stock Options
	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)
Outstanding at the beginning of the period	—	—	—	—	—	—
Granted	7,625	1,300	535	1,300	569	1

For the nine months ended December 31, 2025

	2025 47th Stock Options		2025 48th Stock Options		2025 49th Stock Options
	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)
Exercised	—	—	—	—	—	—
Forfeited	(194)	1,300	—	—	—	—
Expired	—	—	—	—	—	—

Outstanding at the end of the period [1]	7,431	1,300	535	1,300	569	1

Exercisable at the end of the period	—	—	—	—	—	—

[1]	The weighted average remaining contractual lives in relation to the stock options outstanding as of December 31, 2025 were 9.3 years, 9.3 years, and 19.4 years, respectively.

(4) Fair Value Measurement

Fair value of stock options were measured as follows:

Year of grant and name	2025 47th Stock Options	2025 48th Stock Options	2025 49th Stock Options

Weighted average fair value	488 yen	409 yen	472 yen

Valuation method used	Monte-Carlo simulation [1]	Monte-Carlo simulation [1]	Monte-Carlo simulation [1]

Key inputs and assumptions

Exercise price	1,300 yen	1,300 yen	1 yen

Fair value of share on grant date	1,300 yen	1,300 yen	1,300 yen

Exercise period	10 years	10 years	20 years

Expected dividend yield	3.4%	3.4%	3.4%

Expected volatility [2]	38.6%	38.6%	37.6%

Risk-free interest rate	1.3%	1.3%	2.1%

[1]

Monte-Carlo simulation requires various highly subjective assumptions, including expected volatility, expected life of stock options, expected dividend yield, and fair value of common share at the time of option grants.

[2]	The expected volatility was derived from the historical volatility over a period similar to the expected life of the stock options for publicly listed companies that are comparable to the Group.

Grant of Phantom Stock Awards

(1) Overview of Phantom Stock Awards

The Group grants phantom stock awards to certain employees, which are accounted for as cash-settled share-based payment arrangements. The awards become exercisable upon satisfaction of all conditions, including service conditions, an IPO condition, and market conditions. Upon exercise, the Group settles the awards in cash based on the difference between the exercise price and the share price at the exercise date.

(2) Details of Phantom Stock Awards

Details of the awards are as follows:

	For the nine months ended December 31, 2025
	Number of awards (Thousand)	Weighted average exercise price (Yen)
Outstanding at the beginning of the period	79	1,300
Granted	155	1,327
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding at the end of the period [1]	234	1,318

Exercisable at the end of the period	—	—

[1]	The weighted average remaining contractual lives in relation to the awards outstanding as of December 31, 2025 was 8.6 years.

(3) Fair Value Measurement

Fair value of the awards at the end of the period was measured as follows:

December 31, 2025
Weighted average fair value	896 yen
Valuation method used	Monte-Carlo simulation [1]
Key inputs and assumptions
Exercise price	1,300 yen or 1,750 yen
Fair value of share at the end of the period	2,165 yen
Exercise period	10 years
Expected dividend yield	See below [2]
Expected volatility [3]	39.3% - 41.3%
Risk-free interest rate	1.8% - 2.0%

[1]

Monte-Carlo simulation requires various highly subjective assumptions, including expected volatility, expected life of the awards, expected dividend yield, and fair value of common share at the end of the period.

[2]	The expected dividend yield was estimated to be zero for the first five years following the IPO and 2.2% from the sixth year onward.

[3]	The expected volatility was derived from the historical volatility over a period similar to the expected life of the awards for publicly listed companies that are comparable to the Group.

22. Financial Instruments

Fair Value of Financial Instruments

(i)	The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value in the condensed consolidated financial statements based on the following inputs:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of fair value hierarchy are recognized as if they occurred at each reporting date. There were no material transfers between the levels as of March 31, 2025 and December 31, 2025.

(ii)	The following table presents financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy.

As of March 31, 2025

			(In millions of yen)

	Fair value
	Level 1	Level 2	Level 3	Total
Securities

Financial assets measured at FVTPL

Debt instruments

Exchange traded funds	132,509	—	—	132,509

Equity instruments

Equity securities	184	—	—	184

Financial assets measured at FVTOCI

Debt instruments

Government securities	4,639	6,786	—	11,425

Corporate and other debt securities	—	87,492	8,200	95,692

Asset backed securities	—	—	279,442	279,442

Other financial assets

Financial assets measured at FVTPL

Derivative assets	228	2,006	—	2,234

Total	137,560	96,284	287,642	521,486

Other financial liabilities

Financial liabilities measured at FVTPL

Derivative liabilities	102	1,084	—	1,186

Total	102	1,084	—	1,186

As of December 31, 2025

			(In millions of yen)

	Fair value
	Level 1	Level 2	Level 3	Total
Securities

Financial assets measured at FVTPL

Debt instruments

Exchange traded funds	217,678	—	—	217,678

Equity instruments

Equity securities	338	—	—	338

Financial assets measured at FVTOCI

Debt instruments

Government securities	54,341	4,894	—	59,235

Corporate and other debt securities	4,714	84,865	7,454	97,033

Asset backed securities	—	—	297,995	297,995

Other financial assets

Financial assets measured at FVTPL

Derivative assets	190	2,280	—	2,470

Total	277,261	92,039	305,449	674,749

Other financial liabilities

Financial liabilities measured at FVTPL

Derivative liabilities	110	1,055	—	1,165

Total	110	1,055	—	1,165

(iii)

The following table compares the fair value and carrying amount of the financial assets and financial liabilities. These are not measured at fair values in the Group’s Condensed Consolidated Statements of Financial Position, but for which fair values are disclosed. Certain financial instruments with short-term maturities are not included as their carrying amounts approximate their fair value.

As of March 31, 2025

		(In millions of yen)

	Book value	Fair value
		Level 1	Level 2	Level 3	Total
Financial assets measured at amortized cost
Loan and advances
Mortgage loans	664,594	—	—	673,236	673,236
Overdraft	261,943	—	—	327,971	327,971
Other	383	—	—	383	383
Securities
Debt instruments
Government securities	353,590	126,188	220,256	—	346,444
Corporate and other debt securities	200,015	—	195,886	—	195,886
Asset backed securities	2,891	—	—	2,866	2,866

Total	1,483,416	126,188	416,142	1,004,456	1,546,786

Financial liabilities measured at amortized cost
Deposits
Demand deposits	1,688,643	—	1,688,643	—	1,688,643
Time deposits	152,393	—	152,222	—	152,222
Borrowings
Loan payables	315,578	—	99,354	210,907	310,261

Total	2,156,614	—	1,940,219	210,907	2,151,126

As of December 31, 2025

		(In millions of yen)

	Book value	Fair value
		Level 1	Level 2	Level 3	Total
Financial assets measured at amortized cost
Loan and advances
Mortgage loans	790,760	—	—	790,091	790,091
Overdraft	297,855	—	—	325,457	325,457
Other	9,662	—	—	9,662	9,662
Securities
Debt instruments
Government securities	622,990	223,395	387,073	—	610,468
Corporate and other debt securities	308,369	—	301,126	—	301,126
Asset backed securities	2,607	—	—	2,607	2,607

Total	2,032,243	223,395	688,199	1,127,817	2,039,411

Financial liabilities measured at amortized cost
Deposits
Demand deposits	2,061,525	—	2,061,525	—	2,061,525
Time deposits	220,417	—	220,335	—	220,335
Borrowings
Loan payables [1]	453,309	—	214,220	233,211	447,431

Total	2,735,251	—	2,496,080	233,211	2,729,291

[1]

The Company identified an error in relation to inaccurate aggregation of the amount of the fair value for Loan payables categorized as level 3. The Company has corrected the error to present the correct amount of the fair value. This correction does not have any significant impact on the condensed consolidated financial statements as of and for nine months ended December 31, 2025. The date of approval of the condensed consolidated financial statements has not been revised.

(iv)	Fair value of financial instruments is measured as follows:

(A)	Debt instruments

Fair values of the debt instruments that consist of Japanese government bonds and municipal bonds are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1.

Fair values of the debt instruments that consist of exchange traded funds are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1.

Fair values of the debt instruments that consist of corporate bonds are calculated by each contract using discounted future cash flows according to the contract period using an interest rate that reflects the credit risk. Those that are measured using market-observable inputs such as interest rates reflecting external credit ratings are classified as Level 2, and those that use unobservable inputs such as unobservable credit spread of the issuers of the debt instruments are classified as Level 3.

The Risk Management Department quarterly evaluates whether the quoted price meets the eligibility of fair value under IFRS 13 by determining whether there is a certain discrepancy between the quoted price and the price calculated by the Financial Planning Department on a sample basis by type of debt instrument.

(B)	Equity instruments

Fair values of the equity instruments that consist of listed shares are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1.

(C)	Asset backed securities

These securities include residential mortgage backed, credit card asset backed, installment receivables backed, and other asset backed securities. The markets for these securities are not active, and fair values of the asset backed securities are evaluated using broker or dealer quotations of identical or similar securities where the significant inputs are yields, prepayment rates, default probabilities, and loss severities. Because such significant inputs are unobservable, these are classified as Level 3.

The Group monitors whether there is a continuing discrepancy between the quotations from brokers or dealers and the value calculated by the Risk Management Department on a daily basis using discounted future cash flows. In addition, the Risk Management Department quarterly evaluates whether the quoted price meets the eligibility of fair value under IFRS 13 by determining whether there is a certain discrepancy between the quoted price and the price calculated by the Financial Planning Department on a sample basis by type of asset backed securities.

(D)	Derivative instruments

Fair values of the derivative instruments that consist of listed derivatives are evaluated at quoted prices for the identical derivatives in active markets and those are classified as Level 1.

Fair values of the derivative instruments that consist of over-the-counter foreign currency derivatives are evaluated using broker or dealer quotations derived by discounted future cash-flow method where the significant inputs are future foreign exchange rates and interest rates. These are classified as Level 2.

(E)	Loans and advances

Fair values of the loans and advances are measured based on the discounted cash flow model using an interest rate considering the credit spread that is based on the internal rating and loan terms. Because the credit spread is significant unobservable input, these are classified as Level 3.

(F)	Deposits

Fair values of the on-demand deposits that are paid immediately upon demand on the statement of financial position date are measured at fair value at that amount.

Fair values of the time deposits are measured based on the discounted present value obtained by discounting future cash flows applying current rates for deposits of similar remaining maturities. For those with a short remaining maturity (six months or less), fair value is approximately equal to book value, so the book value is recorded as fair value. These are classified as Level 2.

(G)	Borrowings

Fair values of the borrowings are measured based on the discounted cash flow model using an interest rate considering the Group’s own credit spread that would be used for borrowing with the same terms and maturity. The borrowings mainly consists of those classified as Level 3 since the Group’s own credit spread is used for fair value measurement which is unobservable.

Other financial instruments not listed above, such as call loans, are settled mainly within one year and book value approximates their fair value.

(v)	The changes in financial instruments categorized as Level 3

The changes in financial instruments categorized as Level 3 are as follows:

For the nine months ended December 31, 2024

	(in millions of yen)

	Financial assets measured at FVTOCI
	Asset backed securities	Debt instruments	Total

Fair value as of April 1, 2024	204,271	9,663	213,934

Purchase	76,700	—	76,700

Total gain or loss for the period:

Included in other comprehensive income or loss	(981)	(27)	(1,008)

Sales and settlement	(45,039)	(700)	(45,739)

Fair value as of December 31, 2024	234,951	8,936	243,887

For the nine months ended December 31, 2025

	(in millions of yen)

	Financial assets measured at FVTOCI
	Asset backed securities	Debt instruments	Total

Fair value as of April 1, 2025	279,442	8,200	287,642

Purchase	76,200	—	76,700

Total gain or loss for the period:

Included in other comprehensive income or loss	420	(46)	374

Sales and settlement	(58,067)	(700)	(58,767)

Fair value as of December 31, 2025	297,995	7,454	305,449

For the three months ended December 31, 2024

	(in millions of yen)

	Financial assets measured at FVTOCI
	Asset backed securities	Debt instruments	Total

Fair value as of October 1, 2024	228,264	8,976	237,240

Purchase	23,500	—	23,500

Total gain or loss for the period:

Included in other comprehensive income or loss	(725)	(40)	(765)

Sales and settlement	(16,088)	—	(16,088)

Fair value as of December 31, 2024	234,951	8,936	243,887

For the three months ended December 31, 2025

	(in millions of yen)

	Financial assets measured at FVTOCI
	Asset backed securities	Debt instruments	Total

Fair value as of October 1, 2025	289,644	7,508	297,152

Purchase	29,200	—	29,200

Total gain or loss for the period:

Included in other comprehensive income or loss	(211)	(53)	(264)

Sales and settlement	(20,638)	(1)	(20,639)

Fair value as of December 31, 2025	297,995	7,454	305,449

(vi)	Valuation techniques and inputs

The valuation techniques used to measure the fair value of major assets classified as Level 3, significant unobservable inputs, and their range are as follows:

Financial assets	Valuation technique	Significant unobservable inputs
Asset backed securities	Discounted cash flows	Discount margin/spreads Constant prepayment rate Constant default rate

Loan and advances	Discounted cash flows	Credit spread
Debt instruments

The fair values of the asset backed securities were determined using broker or dealer quotes. The broker or dealer quotes used are non-binding and reflect indicative pricing based on proprietary models and assumptions. The Group does not have access to the specific inputs used by the brokers or dealers and, as such, is unable to provide quantitative information regarding the significant unobservable inputs.

The Group believes that the use of broker or dealer quotes represents the best estimate of fair value, given the lack of active markets and observable inputs for these instruments.

(A)	Discount margin/spreads

Discount margin/spreads represent the discount rates used when calculating the present value of future cash flows. In discounted cash flow models, such spreads are added to the benchmark rate when discounting the future expected cash flows. Hence, these spreads reduce the net present value of an asset. They generally reflect the premium an investor expects to achieve over the benchmark interest rate to compensate for the higher risk driven by the uncertainty of the cash flows caused by the credit quality of the asset.

(B)	Constant prepayment rate

The constant prepayment rates represent the expected future speed at which a loan portfolio will be repaid ahead of the contractual terms of the underlying loans. Hence, this rate reduces the net present value of the asset backed securities when it is high.

(C)	Constant default rate

The constant default rate reflects the percentage of loans within a pool of loans on which the borrowers have fallen behind in making payments to their lender by more than 90 days. Hence, this rate reduces the net present value of the asset backed securities when it is high.

(D)	Credit spread

The credit spread represents the discount rate used when calculating the present value of future cash flows. In discounted cash flow models, such a spread is added to the benchmark rate when discounting the future expected cash flows. Hence, this spread reduces the net present value of debt instruments. The credit spread reflects the additional net yield an investor can earn from a security with more credit risk relative to one with less credit risk.

23.	Related Party Transactions

The following tables provide significant changes for the nine months ended December 31, 2025 in related party transactions from those disclosed in the Group’s consolidated financial statements for the year ended March 31, 2025.

Equity Transactions

There are no significant impacts either on assets or liabilities as of December 31, 2025 or profit or loss for the nine months ended December 31, 2025 arising from the transactions listed in the table below.

			(In millions of yen)

Relationship	Name	Transactions	Amount

Parent company	SoftBank Corp.	Acquisition of shares [1]	5,727

		Issuance of new shares [3]	34,889

Other affiliated company	SVF II Piranha (DE) LLC	Exercise of stock options [2]	15,901

		Issuance of new shares [3]	35,944

Parent company	LY Corporation	Acquisition of shares [1]	80

		Issuance of new shares [3]	34,889

Subsidiary of parent company	Z Financial Corporation (currently LY Corporation [5])	Acquisition of shares [4]	117,000

[1]	On April 1, 2025, the Company acquired Common shares of PayPay Securities Corporation at 100,000 yen per share.

[2]	On April 4, 2025, all of the 1st Stock Options issued by the Company and held by SVF II Piranha (DE) LLC were exercised.

[3]	On April 10, 2025, the Company issued Common shares through a third-party allotment.

[4]	On April 11, 2025, the Company acquired Common and Class A preferred shares of PayPay Bank Corporation at 94,584 yen per share.

[5]	Z Financial Corporation was merged into LY Corporation on August 1, 2025.

24.	Commitments

The Group entered into significant commitments for the purchase of goods and services for the nine months ended December 31, 2024, amounting to 14,297 million yen, which primarily included commitments related to leasing and the purchase of fixed assets for an office and related to marketing expense, and as of December 31, 2025, amounting to 28,193 million yen, which primarily included commitments for the purchase of licenses for cloud computing platforms.

25.	Supplemental Cash Flow Information

(1)	Classification of cash flows in Financial services segment

The Group classifies the cash flows from changes in assets and liabilities associated with its banking business, such as loans and advances and deposits from customers, as cash flows from operating activities in the Condensed Consolidated Statements of Cash Flows for the nine months ended December 31, 2024 and 2025, because the changes are derived from the principal revenue-producing activities.

(2)	Significant Non-cash Transactions

Significant non-cash transactions are as follows:

	(In millions of yen)

	For the nine months ended

	December 31, 2024	December 31, 2025
Increase in right-of-use assets	1,075	677

26.	Subsequent Events

There are no significant subsequent events to be disclosed.

27.	Approval of Condensed Consolidated Financial Statements

The condensed consolidated financial statements have been approved by Wataru Kagechika, Managing Corporate Officer and Chief Financial Officer on February 12, 2026.

54,987,214 American Depositary Shares

Representing 54,987,214 Shares of Common Stock

PROSPECTUS

(in alphabetical order)

Goldman Sachs & Co. LLC	J.P. Morgan	Mizuho	Morgan Stanley

Citigroup	Jefferies	BofA Securities	Societe Generale	Wolfe | Nomura Alliance

Cantor	Credit Agricole CIB	Daiwa Capital Markets	Deutsche Bank Securities	Natixis	SMBC Nikko

ING	Barclays	IMI – Intesa Sanpaolo	Santander

Through and including April 5, 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.